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05005707

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME VSMPO - AVISMA Corporation

*CURRENT ADDRESS 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russian Federation

**FORMER NAME

PROCESSED
FEB 09 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4963 FISCAL YEAR

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/8/05

CLEARY GOTTLIEB STEEN & HAMILTON LLP

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA SAN PAOLO 7
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

January 25, 2005

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The purpose of this letter is to qualify joint stock company VERKHNAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION, an open joint stock company organized in and established under the laws of the Russian Federation (the "Company" or "VSMPO"), for the exemption from the requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act.

I. Foreign Disclosure Requirements

The Company's ordinary shares with a par value 1 Ruble each (the "Shares") are the only type of equity securities issued by the Company. The Shares are in registered form only and are listed in quotation list "B" on the RTS stock exchange in Russia.

The following tables set forth the material information that the Company is required to distribute to its security holders or make public pursuant to Russian law or the requirements of a stock exchange (and, if applicable, the respective dates by which such information is required to be so distributed or made public). The Company does not distribute to its security holders or make public any information other than pursuant to Russian law or the requirements of a stock exchange.

A. Information required to be distributed to security holders or made public pursuant to Russian law[1]

Type of Information or Report	Required Date of Filing or Release
1. Annual Report	There is no specific deadline for the release of the annual report. Pursuant to Article 88 of the JSC Law and the Charter of the Company (the "Charter"), the Company is required to approve the annual report no later than 30 days before the annual general shareholders' meeting. Pursuant to Section 3.2 of Regulation No. 17/ps of the Russian Federal Service for Financial Markets (together with its predecessors, the "Russian Securities Commission") the Company is required to make the annual report available to the shareholders prior to the annual general shareholders' meeting.[2] Pursuant to Article 92 of the JSC Law, the Company is also required to make the annual report public.
2. Annual Accounting Report; Report of the Revisory Commission and Report of the Auditors of the Company	Pursuant to Article 92 of the JSC Law and Article 16 of the Law of the Russian Federation "On accounting," the Company is required to publish its annual accounting report not later than June 1 of the year following the reporting year. Pursuant to Article 52 of the JSC Law the Company is required to make the annual

[1] Under Article 91 of the Law of the Russian Federation "On Joint-Stock Companies" (the "JSC Law"), certain documents (e.g., the charter; memorandum of association; registration certificate; evidence of ownership of property recorded on the company's balance sheet; internal documents; resolutions on subsidiaries and branches; annual reports; accounting documents and statements; minutes of the general shareholders' meetings, meetings of the board of directors, the revisory commission, the executive body; independent appraisers' reports; lists of affiliates; lists of persons entitled to participate in a general shareholders' meeting, receive dividends and other lists prepared by the company in connection with the exercise by its shareholders of their rights under the JSC law; reports of the revisory commission, the auditors and state and municipal financial control authorities; security prospectuses, quarterly reports and other required disclosures; and such other documents as may be required pursuant to Russian laws and regulations) must be kept by the Company and provided to the Company's shareholders upon request.

[2] Pursuant to the JSC Law and the Charter of the Company, annual general shareholders' meetings must be held not earlier than two months and not later than six months from the end of the Company's financial year, which runs from January 1 to December 31.

	accounting report (together with the reports of the Revisory Commission and the auditors of the Company) available to the shareholders prior to the annual general shareholders' meeting. In practice, the Company makes these documents available to shareholders at or prior to the annual general shareholders' meeting together with the annual report.
3. Charter and Internal Regulations of the Company and Amendments to the Charter	Pursuant to Section 1.16 of Regulation No. 03-32/ps of the Russian Securities Commission (the "Disclosure Regulation") the Company is required to publish its Charter and internal regulations on its Internet website. Pursuant to Article 52 of the JSC Law and the Charter, proposed draft amendments and/or supplements to the Charter are required to be made available to shareholders prior to the general shareholders' meeting at which they are proposed to be approved.
4. Information on the Candidates to the Bodies of the Company	Pursuant to Article 52 of the JSC Law and the Charter, information on the candidates to the Board of Directors, the executive bodies, the Revisory Commission, the Counting Commission of the Company and the Company's auditors must be made available to the shareholders prior to the general shareholders' meeting.
5. Notice of and Materials for General Shareholders' Meetings	Pursuant to Article 52 of the JSC Law and the Charter, the Company is required to publish a notice of the general shareholders' meeting in the *Novator* newspaper, as well as provide such written notice to each shareholder individually at least 20 days, and if the agenda of the meeting addresses reorganization of the Company, 30 days, prior to the general shareholders' meeting.[3] According to Article 52 of the JSC Law, such notice should include information on: the full legal name of the Company; the date, time, place and the form of

[3] Following admission of the Shares to listing on the RTS stock exchange, the required term is at least 30 days in all cases.

	the general shareholders' meeting; the record date; the agenda; and the procedures and the address for getting acquainted with the materials required to be made available to the shareholders. Pursuant to Article 76 of the JSC Law, in the event the agenda of the meeting includes an issue the voting on which may trigger the shareholders' right to request redemption of their shares, such notice should also specify that such right may arise, as well as the redemption price and procedures. Section 3.1 of Regulation No. 17/ps of the Russian Securities Commission additionally requires that such notice specify the time the registration of participants for the meeting shall begin. Regulation No. 17/ps of the Russian Securities Commission requires that a number of additional materials be provided to shareholders in advance of the general shareholders' meeting, which may vary depending on the type of issues on the agenda of the meeting.
6. List of Company Affiliates	Pursuant to Section 5 of Regulation No. 03-19/ps of the Russian Securities Commission, the Company is required to quarterly file a list of its affiliates, as defined under Russian law, with the Russian Securities Commission no later than 45 days from the end of the reporting quarter. The Russian Securities Commission is required to disclose on the Internet such lists that are filed with it.
7. Annual Publication of Certain Information Required by the Russian Securities Commission	Pursuant to Article 92 of the JSC Law and Resolution No. 9, dated May 8, 1996 of the Russian Securities Commission, the Company is required to publish certain information annually, including the ratio of the value of its net assets to the amount of its charter capital; the number of shareholders; and general information regarding the registrar of the Company for each type of its securities, including the number of its license issued by the Russian Securities Commission.

8. Quarterly Reports of the Company[4]	Pursuant to Article 30 of the Securities Law and Article 5.1 of the Disclosure Regulation, the Company is required to file with the Russian Securities Commission, as well as publish on the Company's Internet website, a quarterly report within 45 days of the end of each reporting quarter.
9. Material Events	Pursuant to Article 30 of the Securities Law and Article 6.1.1 of the Disclosure Regulation the Company is required to disclose information regarding certain material events, namely: - reorganization of the Company or its subsidiaries; - events that cause a one-time increase or decrease of the Company's assets or a one-time increase of its net profits or net loss by over 10%; - one-time transactions of the Company with a value of 10% or more of the Company's assets; - issuance of securities by the Company; - accrual and/or payment of funds on the Company's securities; - registration in the Company's register of an entity or person holding over 25% of any type of the Company's securities; - record dates for the Company's register; - term of execution of the Company's obligations to holders of its securities; - resolutions of general meetings of shareholders; - resolutions on issuance of securities. This information is required to be disclosed within one day in the newswire[5], within three

[4] The Company became subject to the ongoing disclosure requirements of the Law of the Russian Federation "On the Securities Market" (the "Securities Law") following registration of a securities prospectus in connection with two issuances of Shares in 1998, as set out in Part III of this letter.

[5] Disclosures in the newswire, as required under the Disclosure Regulation, mean disclosures through the real-time information channel of each of the information agencies authorized by the Russian Securities Commission (the "newswire").

	days on the Internet website and within five days in a periodical available to most holders of the Company's securities (the Company uses the *Novator* newspaper) and to be filed with the Russian Securities Commission within five days of the relevant event. Such information will also be disclosed in the supplement to the official gazette of the Russian Securities Commission.
10. Information that may Substantially Influence the Price of the Company's Securities	Pursuant to Section 1.14 of the Disclosure Regulation, as long as the Company is required to file quarterly reports, it is required to disclose information that may substantially influence the price of its securities, including information regarding: - certain decisions of the Board of Directors of the Company; - changes in the share of charter capital of the Company and its subsidiaries owned by the members of the Board of Directors and the executive bodies of the Company; - changes among the shareholders of the Company holding 5% or more of its common stock; - interested party transactions of the Company with a value of 5% or more of the Company's asset value; - bankruptcy suits against the Company or its subsidiaries; - agreements with stock exchanges regarding listing of the Company's securities; - listing and delisting of the Company's securities by stock exchanges; - permission issued by the Russian Securities Commission in respect of issuance and/or trading of the Company's securities outside of Russia; - material errors in previously published or otherwise disclosed financial statements of the Company; - decision by the Company to apply IAS or US GAAP to its financial statements; - liquidation of a subsidiary of the

	Company; - award to the Company of a material license; - material claims against the Company or its subsidiary; - acquisition by the Company of a 5% or larger stake in a commercial organization or a joint stock company, as well as any subsequent 5% increase or decrease; and - change of the Internet website used for information disclosures by the Company. This information is required to be disclosed within one day in the newswire, within three days on the Internet website and to be filed with the Russian Securities Commission within five days of the relevant event.
11. Disclosures during the Issuance Procedure; Securities Prospectus	Pursuant to Section 2.1.1 of the Disclosure Regulation, where an issuance of securities by the Company requires registration of a securities prospectus[6], the Company is required to disclose information with respect to each of the stages of the securities issuance procedure, which include: - adoption of the resolution on issuance of securities by the general shareholders' meeting; - approval of the resolution on the issue of securities by the Board of Directors; - registration of the issue of securities and the securities prospectus by the Russian Securities Commission; - offering of the securities (including information on the offering price for the securities); - registration of a report on results of the issue of securities with the Russian Securities Commission. Typically, the information above is required to

[6] Registration of a securities prospectus is required under the Securities Law where the securities are offered by way of (a) open subscription or (b) closed subscription to over 500 purchasers.

	be disclosed within one to three days in the newswirc, within three days on the Internet website and within five days in a periodical available to most holders of the Company's securities (the Company uses the *Novator* newspaper). Such information will also be disclosed in the supplement to the official gazette of the Russian Securities Commission. Within three days following the registration of each of the securities prospectus and the report on the results of the issue by the Russian Securities Commission, these documents are required to be published by the Company on its Internet website. Where the securities prospectus is registered with the Russian Sccurities Commission outside of the securities issuance procedure, the Company is likewise required to disclose information regarding such registration.
12. Access to Disclosures	The Company is required under Sections 1.8 and 1.9 of the Disclosure Regulation to provide to any interested person on-site access to and/or certified copies of all notices published pursuant to the Disclosure Regulation, as well as its registered resolutions on securities issuance, securities prospectuses, reports on the results of issuance and quarterly reports.

B. Information required to be distributed to security holders or made public pursuant to a stock exchange requirement

The rules of the RTS stock exchange, on which the Shares are currently listed in quotation list B, do not impose additional disclosure requirements on the Company. However, Regulation No. 03-54/ps of the Russian Securities Commission that sets out the requirements for admission to and maintenance of a listing in quotation list B of a Russian stock exchange contains additional requirements that apply to the Company, as outlined below.

1. Audit Committee Review	The Company is required to provide, among the materials provided to shareholders in advance of the annual general shareholders' meeting, the findings resulting from the review

	by the Company's Audit Committee of the report of the Company's auditors.
2. Directors' and Officers' Compensation	The Company is required to disclose the amounts of compensation of the members of the Board of Directors and its executive bodies.

II. Information Submitted Herewith

English translations of the annual report for 2003 that includes the annual accounting report and the corresponding auditors' report for the same year, as well as all public communications and materials that the Company has made available to holders of the Company's securities since January 1, 2004 are provided in Annex A hereto. English translations of all other material documents that the Company has made public since January 1, 2004 are provided in Annex B hereto.

III. Supplemental Information Regarding the Company's Equity Securities

Holders of record in the share register of a Russian company may be either beneficial owners or nominees for third-party beneficial owners. The entries in the share register of the Company specify whether a holder of record is a beneficial owner or a nominee for a third-party beneficial owner.

The share register of the Company indicated that, as of November 22, 2004, (a) there were no U.S. residents registered in the share register as holders of record of the Shares, and (b) as disclosed by nominee holders, there were nine U.S. residents registered as beneficial owners of Shares held in the name of nominee holders.

The Company was initially registered by the head of administration of the city of Verkhnaya Salda of the Sverdlovsk region on February 18, 1993 and subsequently by the Inter-district inspectorate of the Ministry of Taxes and Duties of Russia No.3 for the Sverdlovsk region on July 11, 2002.

The charter capital of the Company upon its incorporation was set at 3,821,195 Rubles divided into 3,821,195 Shares with a par value of 1 Ruble each.

In April 1998, the Company conducted an additional issue of Shares by way of allocation among shareholders. In June 1998, the Company conducted a further additional issue of Shares by way of open subscription. These two additional issues increased the total number of Shares to 10,625,600.

In November 2004, Company registered two additional issues of Shares, to be effected by way of exchange of newly issued Shares for common and preferred shares of open joint stock company "AVISMA Titanium-Magnesium Works," as approved by the special general shareholders' meeting of the Company on September 21, 2004. Following completion of

the share exchange procedures, open joint stock company "AVISMA Titanium-Magnesium Works" will be merged into the Company and will cease to exist. The Company will be renamed public stock company "VSMPO-AVISMA Corporation" in connection with the merger. The merger is expected to be completed by end of the first quarter of 2005.

Currently, the charter capital of the Company amounts to 10,625,600 Rubles, divided into 10,625,600 issued and outstanding Shares. Following completion of the two additional issues in connection with the share exchange, as set out above, the charter capital of the Company will increase to 11,529,538 Rubles divided into 11,529,538 issued and outstanding Shares.

* * *

We would be grateful if you would stamp a copy of this letter, acknowledging receipt, and return the stamped copy to our messenger. If you have any questions or require additional information, please call me at 011 44-20-7614-2200.

Very truly yours,



Daniel A. Braverman

Annexes

cc: Mr. Artem Kislichenko, VSMPO

Annex A

English translations of all public communications and materials that the Company has made available to holders of the Company's securities since January 1, 2004

Exhibit A1 Annual General Meeting, May 14, 2004

a. Notice on Holding an Annual General Meeting of Shareholders of JSC VSMPO

b. 2003 Annual Report

c. Shareholders' proposals of and information on candidates to the Board of Directors and the Revisory Commission

d. Report on Voting Results

Exhibit A2 Special General Meeting, September 21, 2004

a. Notice on Holding a Special General Meeting of JSC VSMPO Shareholders

b. Time-limit of Special General Meeting of JSC VSMPO shareholders

c. Form of Agreement between the public joint-stock company "AVISMA Titanium-Magnesium Works" and the public joint-stock company "Verkhnaya Salda Metallurgical Production Association"

d. Act of Transfer

e. Form of Sharcholder's Request for Repurchase of the Shares by the Company

f. Report on valuation of shares in the capital of VERKHNYAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION Open Joint Stock Company, August 2, 2004

g. Report on Voting Results

Exhibit A3 Special General Mceting, December 28, 2004

a. Notice on December 28, 2004 joint general meeting of shareholders of JSC "VSMPO" and JSC «AVISMA»

b. Voting bulletin for December 28, 2004 joint general meeting of shareholders

c. Report on Voting Results

English translations of all other material documents that the Company has made public since January 1, 2004

Exhibit B1	Quarterly Reports – first, second and third quarter of 2004
Exhibit B2	By-laws (Charter), as amended through September 21, 2004
Exhibit B3	Issue Prospectus, April 6, 1998
Exhibit B4	Shares Issue Prospectus, May 22, 1998
Exhibit B5	Resolution on Material Fact "Data on Decisions of General Meetings", June 02, 2004
Exhibit B6	Resolution on Material Fact "Data on Accrued and (or) Paid Securities Yield", June 02, 2004
Exhibit B7	Data that Could Have Material Effect On JSC VSMPO Security Prices "Resolution of Board of Directors of JSC VSMPO on Cancellation of the Contract with the Company's Registrar and Confirmation of a New Company's Registrar", June 15, 2004
Exhibit B8	Information Which Can Have Material Effect, on the Price of the Issuer Securities, Decisions Taken by the Board of Directors (Supervisory Board), August 6, 2004
Exhibit B9	Information Which Can Have Material Effect on the Price of the Issuer Securities, Decisions Taken by the Board of Directors (Supervisory Board), August 6, 2004
Exhibit B10	Notice of Material Fact, "Information about Record Dates of the Issuer", The Record Date, August 6, 2004
Exhibit B11	Resolution on Material Facts "Data on Decisions of General Meetings" and "Data on Securities Issue", September 22, 2004
Exhibit B12	Resolution on Material Fact "Data on Closing-Out Dates of the Issuer's Register", September 22, 2004
Exhibit B13	Resolution on Material Fact "Data on Decision Made by the Issuer's Authorized Body to Issue Securities", September 26, 2004
Exhibit B14	Resolution on Material Fact "Data on Decision Made by the Issuer's Authorized Body to Issue Securities", September 26, 2004

Exhibit B15 Notice on Reorganization of Joint-Stock Company Verkhnaya Salda Metallurgical Production Association (to Creditors), October 7, 2004

Exhibit B16 Information on Material Fact, "Issuance of Securities by the Issuer", Issue of Securities, November 11, 2004

Exhibit B17 Information on Material Fact, "Issuance of Securities by the Issuer", Issue of Securities, November 11, 2004

Exhibit B18 Notification of the Material Fact, «Information on the Dates of the Closure of the Issuer's Register», November 24, 2004

Exhibit B19 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on the decision taken by the Board of Directors of the issuer: Calling of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO and approval of the agenda of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO, November 24, 2004

Exhibit B20 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on the decision taken by the Board of Directors of the issuer: Establishment of affiliates and/or opening of the representative offices of the issuer, November 24, 2004

Exhibit B21 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on making a contract between the issuer and stock exchange, according to which the issuer securities are listed, December 7, 2004

Exhibit B22 Notification of the Material Fact, «Information on the decisions taken by the general meeting of stockholders», January 12, 2005

Exhibit B23 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on inclusion of the Issuer Securities to the List of Securities allowed for the auction by the organizer in the securities market, January 12, 2005

Exhibit B24 Information Which Can Have Material Effect on the Price of the Issuer Securities, Inclusion of the Issuer's Securities in the List of Securities Admitted to Trade by the Organizer of Trade in the Securities Market, or Exclusion from such List, January 20, 2005

NOTICE

On Holding an Annual General Meeting of Shareholders of Joint-Stock Company Verkhnaya Salda Metallurgical Production Association (JSC VSMPO)

1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region

Dear Shareholder!

The Annual General Meeting of JSC VSMPO's Shareholders (hereinafter referred to as the Shareholders' Meeting) is to be held based on the decision of the Board of Directors as of **27. 03.2004** in the form of joint attendance of the shareholders with prior forwarding of the voting slips in order to discuss the meeting agenda items and decide the issues under vote.

The Shareholders' Meeting is to take place on **May 14, 2004 at 02.15 pm at 12, Parkovaya Str., Verkhnaya Salda.**

Registration of the members of the Shareholders' Meeting starts at **12.00**.

The list of shareholders entitled to take part in the Shareholders' Meeting is made as at **March 29, 2004**.

Due date for providing the shareholders with the information on holding the Annual General Meeting of Shareholders: not later than **April 23, 2004.**

Annual General Shareholders' Meeting Agenda:

1. Election of the Presidium of the Shareholders' Meeting. Establishment of the Meeting procedures.

   Reporter: O.R.Leder

2. Annual report, annual accounting reports, including the Company's Income Statement, as well as allocation of the Company's both profits, including distribution (declaration) of dividends, and losses based on the results of fiscal year 2003.

   Reporter: V.V.Tetyukhin

3. Conclusion of the Auditing Committee. Conclusion of the Company's Auditor.

   Reporters: T.E.Ryzhova, O.R.Leder

4. Approval of the annual report, annual accounting reports, including the Company's Income Statement, as well as allocation of the Company's both profits, including distribution (declaration) of dividends, and losses based on the results of fiscal year 2003.

5. Amendment of the Company By-Laws. *Reporter: A.P.Lomko*

6. Election of the Board of Directors. Personal staff.

   Reporter: V.V. Tetyukhin.

7. Election of the Auditing Committee. Personal staff.

   Reporter: O.R Leder.

8. Appointment of the Company's Auditor.

   Reporter: O.R.Leder

You have an option to vote in advance by way of sending the completed voting

slips to the below listed addresses:

1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, 624760;

Room 20, 12, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, 624760.

The completed voting slips shall be submitted by **May 12, 2004.** After that date they will not be accepted.

The voting slips submitted in time will be considered when passing resolutions at the Shareholders' Meeting and summing up the voting results.

Information to be provided to the shareholders in the course of preparation for the Shareholders' Meeting will be made available after **April 23, 2004** at: **Room 20, 12, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, 624760.**

Should you have any queries please call at **(34345) 2-38-31, 51-22.**

If you choose to attend the Annual General Meeting of Shareholders you will have to carry your passport or any other identification document. If you decide to delegate your right to take part in the Annual General Meeting of Shareholders to your representative, then your representative will have to carry a certified letter of attorney in addition to the above-mentioned documents.

JSC VSMPO Board of Directors

Перевод: Зимина Е.В.

[on the letterhead of joint-stock company UNION VS]

January 26, 2004 No. 9

To the Board Of Directors
of OAO VSMPO

Pursuant to Article 53 of the Federal Law "On Joint Stock Companies" of November 24, 1995, the closed joint-stock company UNION VS, being the shareholder of OAO VSMPO and the holder of 313,438 common shares of OAO VSMPO as of January 26, 2004, proposes to include the following items on the agenda of the annual general shareholders' meeting of OAO VSMPO:

ZAO UNION VS nominates the following candidates for election to the Board of Directors at the annual general shareholders' meeting of OAO VSMPO:

1. **Vyacheslav Iosifovich Bresht** – Deputy General Director of OAO VSMPO, V. Salda;
2. **Vladislav Valentinovich Tetyukhin** – General Director of OAO VSMPO, V. Salda;
3. **Igor Vasilyevich Levin** – Director for Science and Technology of OAO VSMPO;
4. **Otto Reingoldovich Leder** – Deputy General Director of OOO Neostroy, Moscow;
5. **Nikolai Konstantinovich Melnikov** – Production Manager of OAO VSMPO, V. Salda;
6. **Igor Leonidovich Malygin** – Shop Manager of OAO VSMPO, V. Salda;

The consent of the above persons to their nomination to the Board of Directors of OAO VSMPO is available.

ZAO UNION VS nominates the following candidates for election to the Audit Commission at the annual general shareholders' meeting of OAO VSMPO:

1. **Tatiana Eliseevna Ryshova** – Chairman of the Audit Commission of OAO VSMPO, V. Salda;
2. **Lidya Kuzminichna Kharlampieva** – internal auditor/economist of OAO VSMPO, V. Salda;
3. **Vera Vasilyevna Nikiforova** – internal auditor/accountant of OAO VSMPO, V. Salda;
4. **Antonina Vladimirovna Sokolova** – internal auditor in charge of economic and financial affairs of OAO VSMPO, V. Salda;
5. **Nadezhda Ivanovna Pryanichnikova** – internal auditor in charge of economic and

financial affairs of OAO VSMPO, V. Salda.

The consent of the above persons to their nomination to the Audit Commission of OAO VSMPO is available.

Executive Director E.A. Gudkova

[seal]

To: The Board of Directors of OJSC VSMPO
1 Parkovaya street,
City of Verkhnyaya Salda
624760 Sverdlovsk Region

Pursuant to Article 53 of the Federal Law "On Joint Stock Companies" of November 24, 1995, Coldstream Limited, a company incorporated under the laws of Cyprus, having its registered office at Panteli Katelari, 16, DIAGORAS HOUSE, Office 603, Nicosia, Cyprus, a shareholder in OAO VSMPO, which owns, as of January 1, 2004, one million one hundred ninety five thousand three hundred sixty seven (1,195,367) ordinary shares in OAO VSMPO, represented by Vyacheslav Iosifovich Bresht, acting under the Power of Attorney of October 2, 2003, nominates the following candidates to the Board of Directors of OAO VSMPO for election at the annual general shareholders' meeting in 2004:

To the Board of Directors of OAO VSMPO:

1. Monahan John;
2. Kelly Dennis.

The consent of the above persons to their nomination to the Board of Directors of OAO VSMPO is available.

Attachments:

1. Statement of DEPO account No. 260104/006.
2. The Power of Attorney of October 2, 2003 issued to V.I. Bresht.

Representative of Coldstream Limited **V.I. Bresht**

[sealed] [signed] January 26, 2004

1. **John Monahan,** born on August 31, 1945. Graduated from St. Francis University in 1967, with a Bachelor of Arts Degree. Specialization - Finance.
2000-present – President of VSMPO-Tirus U.S.
1998-2000 – Vice President of Time+
Has no ownership interest in companies affiliated with VSMPO.
Residence: 278 Bell
Golden, Co. 80401
Phone: 303-526-5046
E-mail: johnmonahan@vsmpo-tirus.com

2. **Dennis Kelly,** born on December 29, 1946. Graduated from Seton Hall University in June 1967 with a Bachelor of Science Degree in Business Administration. Specialization – Accounting.
2003-present – Vice President and Chief Financial Officer of VSMPO-Tirus Inc.
1999-2002 – Vice President for Strategic Planning and Corporate Development of Metallurg, Inc.
Has no ownership interest in VSMPO or any companies affiliated with VSMPO.
Residence: 249 Lake Road
Morristown, New Jersey 07960
USA
Phone: +973-292-4929
Fax: +973-292-4929
E-mail: dkelly3455@aol.com

Information About the Persons Proposed by Shareholder ZAO Union VS for Inclusion in the List of Candidates for Voting in Elections to the Board of Directors of OAO VSMPO

1. **Vyacheslav Iosifovich Bresht,** born on July 16, 1953, Passport 4506 No. 683144, issued on October 16, 2003 by Interior Department of Sviblovo, Moscow. Places of employment and positions held during the last five years:
From **6.02.1998 to 01.09.2000**: Counsel for Foreign Economic Activity to General Director of OAO VSMPO;
From **01.09.2000 to 04.02.2002**: Deputy General Director for Foreign Economic Activity;
From **04.02.2002 to present:** Deputy General Director for Marketing and Sales of OAO VSMPO.
Positions in the governing bodies of other legal entities held for the last five years: none.
Information about the number of shares held in OAO VSMPO: 0.0013%.

2. **Igor Vasilievich Levin,** born on October 15, 1950.
Passport 6502 No. 009197, issued on August 27, 2001 by Interior Department of the city of Verkhnyaya Salda, Sverdlovsk Region.
Positions in the governing bodies of other legal entities held for the last five years:
From **1998 to 01.02.2002**: Chief Metallurgist of OAO VSMPO;
From **01.02.2002 to present:** Director for Science and Technology of OAO VSMPO, city of Verkhnyaya Salda.
Information about the number of shares held in OAO VSMPO: 0.20%.

3. **Otto Reingoldovich Leder**, born on March 6, 1938.
Passport 6501 No. 795972, issued on August 8, 2003 by Interior Department of the city of Verkhnyaya Salda, Sverdlovsk Region.
Places of employment and positions held during the last five years:
From **28.10.1996 to 25.08.1998**: shop superintendent at OAO VSMPO;
From **25.08.1998 to 14.03.2002**: leading expert and head of the expert group of the OAO VSMPO management;
From **14.03.2002 to 30.04.2003**: acting head of the control and costs regulation department of OAO VSMPO, the city of Verkhnyaya Salda;
From **1.05.2003 to present**: Deputy General Director of OOO Neostroy, Moscow.
Positions in the governing bodies of other legal entities held for the last five years: none.
Information about the number of shares held in OAO VSMPO: 0.019%.

4. **Igor Leonidovich Malygin**, born on August 9, 1961.
Passport 65 02 No.013658, issued on December 19, 2001 by Interior Department of the city of Verkhnyaya Salda.
Places of employment and positions held during the last five years:
From **19.03.97 to 27.09.99:** production manager at OAO VSMPO;
From **27.09.99 to present:** shop superintendent at OAO VSMPO.
Positions in the governing bodies of other legal entities held for the last five years: none.

Information about the number of shares held in OAO VSMPO: none.

5. **Nikolai Konstantinovich Melnikov**, born on February 26, 1955.
Passport 65 00 No.792118, issued on May 7, 2001 by the Interior Department of the city of Verkhnyaya Salda.
Places of employment and positions held during the last five years:
From **5.02.97 to 05.04.99:** Head of Division at OAO VSMPO, city of Verkhnyaya Salda;
From **05.04.99 to 01.08.2001:** Deputy Director for Production of OAO VSMPO, city of Verkhnyaya Salda;
From **01.08.2001 to present:** Director for Planning and Production Management of OAO VSMPO.
Positions in the governing bodies of other legal entities held for the last five years: none.
Information about the number of shares held in OAO VSMPO: 0.0092%.

6. **Vladislav Valentinovich Tetyukhin**, born on November 29, 1932.
Passport 4504 No. 845311, issued on April 14, 2003 by Interior Department of Begovoy of Moscow.
Places of employment and positions held for the last five years:
General Director of OAO VSMPO from 1992.
Positions in the governing bodies of other legal entities for the last five years:
From **1998 to present:** General Director of OJSC AVISMA;
From **1998 to present:** Chairman of the Board of Directors of ZAO UNION VS.
Information about the number of shares held in OAO VSMPO: 0.019%.

Head of the Personnel Department **A.K. Melnikov**

[sealed] [signed]

January 15, 2004

To: The Board of Directors of OJSC VSMPO

OAO VSMPO
624760, Sverdlovskiy region
City of Verkhnaya Salda
Parkovaya Street, 1

PROPOSAL
On Nomination of Candidates To the Board of Directors
and the Audit Committee of OJSC VSMPO

Renova Industries Ltd., a company incorporated under the laws of the Bahamas, having its registered office at Shirley House, 50 Shirley Street, Nassau Bahamas, which owns 963,105 **(nine hundred sixty three thousand one hundred five)** ordinary shares of OJSC VSMPO, which is over two per cent of the total number of voting shares of OJSC VSMPO, represented by Carl Stadelhofer, Directors, acting pursuant to the Articles of Association of Renova Industries Ltd., in accordance with Article 53 of the Federal Law on Joint-Stock Companies, nominates the below candidates for election to the Board of Directors and the Audit Committee of OJSC VSMPO at the annual general shareholders meeting to be held in 2004:

To the Board of Directors of OJSC VSMPO:

1. Olkhovik Evgeny Nikolaevich

To the Audit Committee of OJSC VSMPO:

1. Akhvatova Marina Evgenjevna
2. Danysheva Anna Viktorovna

The above candidates do not own shares of OJSC VSMPO.

Attachments

1. Document proving that the Company owns the said number of shares of OJSC
2. Document proving the authority of the person signing the Proposal
3. Candidate's Declaration of Consent to nomination to the Board of Directors of OJSC VSMPO
4. Candidate's Declaration of Consent to nomination to the Audit Committee of OJSC VSMPO
5. Questionnaire of the candidate to the members of the Board of Directors of OJSC VSMPO

Signature
Seal of Renova Industries Ltd.

Questionnaire of the Candidate
to the Board of Directors of OAO VSMPO

Olkhovik Evgeny Nikolaevich
(surname) (name) (patronymics)

Residential address	Apt. 5, 24 Krasnoarmeyskaya street, Moscow
Postal address	Apt. 5, 24 Krasnoarmeyskaya street, Moscow
Date of birth	1955
Education	Higher
Current positions, including those in the governing bodies of other legal entities	Company: Open Joint Stock Company SUAL-HOLDING Title: First Deputy President – First Vice-President for Business in Russia, member of the Management Board
Titles for the last 5 years	1. Period from 1998 to 1999 Company: Open Joint Stock Company Sibir-Urals Aluminum Company Title: Head of Financial and Economic Department 2. Period from 1998 to 2003 Company: Closed Joint Stock Company RENOVA Title: prior to 1999 – Deputy General Director 3. Period from 1999 to 2000 Company: Open Joint Stock Company Sibir-Urals Aluminum Company Title: Deputy General Director for Corporate Development 4. Period from 2000 to 2003 Company: Open Joint Stock Company SUAL-HOLDING Title: First Vice-President 5. Period from 2003 to present time Company: Open Joint Stock Company SUAL-HOLDING Title: First Deputy President – First Vice-President for Business in Russia, Member of the Executive Board
Interest in the charter capital of OAO VSMPO	None
Interest in the charter capitals of the OAO VSMPO subsidiaries and dependent companies	None
Legal entities in which he holds independently or together with his affiliated persons 20% or more of voting shares (interests, participatory interests)	None

In the event of my election as member of the Board of Directors of OAO VSMPO, I undertake to inform the Company of all organizations in respect of which I am an affiliated person, as well as of all cases when I am or may be an interested party in a Company transaction under the effective legislation.

January 30, 2004 [signature] E.N. Olkhovik

Report on Voting Results of Annual General Meeting of JSC VSMPO Shareholders
1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg.

Meeting Date – **May 14, 2004.**
Meeting Site – **Conference Hall, 12, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg.**
Meeting Form - **Joint attendance of the shareholders with prior forwarding of the voting slips**.

Number of people included in the list of people entitled to vote at the Annual General Meeting of Shareholders on agenda items 1,4,5,7,8 – **10 622 287** votes.
Number of people voted at the Annual General Meeting of Shareholders on agenda items 1,4,5,7,8 – **8 250 878** votes.
The quorum is secured.
Number of people included in the list of people entitled to vote at the Annual General Meeting of Shareholders on agenda item 6 (election of the Board of Directors) – **74 360 279** votes (cumulative voting).
Number of people voted at the Annual General Meeting of Shareholders on agenda item 6 – **57 756 146** votes (cumulative voting).
The quorum is secured.

Annual General Shareholders' Meeting Agenda and Resolutions Passed	Voting Results		
	Aye	Nay	Abstention
1. Election of the Presidium of the Annual General Meeting of Shareholders. Establishment of the Meeting procedures. **RESOLUTION: Elect the Presidium as proposed. Approve the Meeting procedure.** **The resolution is passed.**	8 242 385	0	2 752
4. Approval of the annual report, annual accounting reports, including the Company's Income Statement, as well as allocation of the Company's both profits, including distribution (declaration) of dividends, and losses based on the results of fiscal year 2003. **RESOLUTION: Approve the annual report, annual accounting reports, including the Company's Income Statement, based on the results of fiscal year 2003, as well as allocation of the Company's profits, which includes the following:** - **Pay out dividends on ordinary shares for 2003 in the amount of 11 rubles per each share;** - **Not to pay fees to the members of the Board of Directors for 2003;** - **Pay fees to the members of the Auditing Committee according to the terms and conditions accepted in 2002.** **The resolution is passed.**	8 244 219	372	619
5. Amendment of the Company By-Laws. **RESOLUTION: Make amendments to the Company By-Laws.** **The resolution is passed.**	8 244 170	0	1662
6. Election of the JSC VSMPO Board of Directors. Personal staff. **RESOLUTION: Elect the below listed individuals to the JSC VSMPO Board of Directors:**			
1. V.I. Brecht	8 139 795	0	0
2. Dennis Kelly	7 969 096	0	0
3. I.V. Levin	7 614 773	0	0
4. I.L. Malygin	7 641 088	0	0
5. N.K. Melnikov	7 639 847	0	0
6. John Monahan	7 969 342	0	0
7. E.N. Olkhovik **The resolution is passed.**	9 011 139	0	0
7. Election of the JSC VSMPO Auditing Committee. Personal staff. **RESOLUTION: Elect the below listed individuals to the JSC VSMPO Auditing Committee:**	4 765 876	3 353 515	3 488
1. M.E. Akhvatova	6 937 812	1 278 472	322
2. V.V. Nikiforova	6 937 612	1 278 383	611
3. N.I. Pryanitchnikova	6 940 079	1 277 722	0
4. T.E. Ryzhova	6 937 439	1 288 182	611
5. L.K. Kharlampieva **The resolution is passed.**			

8. Appointment of the Company's Auditor. **RESOLUTION: Appoint the auditing firm Analitik-Express as the Company's Auditor.** **The resolution is passed.**	**8 243 004**	**1 776**	**528**

JSC VSMPO's registrator acted as the Returning Board – Company Registers Maintenance, company's address – 28, Lenina Str., Ekaterinburg.
Registrator's authorized representatives – A.V. Dyldin, O.M. Cherdyntseva, M.V. Medvedeva, L.A. Kraev, and N.A. Marchuk.

Chairman of the Annual General Meeting of JSC VSMPO Shareholders **V.V. Tetyukhin**

Secretary of the Annual General Meeting of JSC VSMPO Shareholders **L.A. Prakina**

Перевод: Зимина Е.В.

NOTICE ON HOLDING A SPECIAL GENERAL MEETING OF JSC VSMPO SHAREHOLDERS

Full Trade Name and Location of the Company: Joint-Stock Company Verkhnaya Salda Metallurgical Production Association (hereinafter referred to as the JSC VSMPO), 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.

JSC VSMPO hereby notifies that on August 5, 2004 the Board of Directors of JSC VSMPO took a decision to hold a Special General Meeting of Shareholders.

Meeting Form: joint attendance of the shareholders with prior forwarding of the voting slips in order to discuss the meeting agenda items and decide the issues under vote.

Meeting Date: September 21, 2004

Meeting Site: Conference Hall, 12, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg.

Meeting Time: 11.00am local time.

Registration Time of the Meeting Members: 9.00am on the Meeting date at the Meeting site.

The list of people entitled to take part in the Special General Meeting of Shareholders is made based on the Register of JSC VSMPO Registered Securities Holders as of **August 5, 2004**.

SPECIAL GENERAL SHAREHOLDERS' MEETING AGENDA

1. Determination of the quantity, nominal value, category (type) of the declared shares and rights granted by such shares.
2. Amendment of the Company By-Law.
3. Reorganization of JSC VSMPO, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., Russia, via affiliation of JSC AVISMA, Berezniki, Perm Region, Russia, to JSC VSMPO. Approval of the Affiliation Agreement.
4. Approval of the interest transaction.
5. Increase of the Company's authorized capital stock by floatation of additional shares.

The voting slips are to be forwarded to the people included in the List and entitled to take part in the Meeting not later than **August 21, 2004.**

The shareholders may send the completed voting slips to one of the below listed addresses:

- Central Moscow Depositary, 22, Olkhovskaya Str., Moscow, 105066,
  or
- JSC VSMPO, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., 624760.

The voting slips will be considered when summing up the voting results if they are received by Central Moscow Depositary or JSC VSMPO at least two days prior the Meeting date, i.e. before **September 18, 2004** inclusive.

In order to get registered as the member of the Meeting the shareholder must produce its passport or any other identification document.

The shareholder's representative attending the Meeting must carry a letter of attorney prepared in accordance with Clause 1 Article 57 of the Federal Law "On Joint-Stock Companies" and Clause 4, 5 Article 185 of the Civil Code of the Russian Federation or certified by a notary public.

The executive body of the shareholder-legal person must also carry the documents certifying its authorities.

Please note that in the event you **either vote AGAINST on agenda item 3 or do not take part in voting** on this issue you will have the right to request that JSC VSMPO repurchase all or part of your shares.

The shares will be repurchased at the price determined by the JSC VSMPO Board of Directors in accordance with Clause 3 Article 75 of the Federal Law "On Joint-Stock Companies".

The JSC VSMPO share repurchase price is 2 119 rubles 19 copecks per one ordinary share.

The list of shareholders entitled to request repurchase of their shares by the Company is made based on the Company's Register of Shareholders as of **August 5, 2004.**

Company's repurchase procedure:

1. A shareholder entitled to request that JSC VSMPO repurchase all or part of its shares **must send a written request** to the Company that shall contain the shareholder's address as it is indicated in the Shareholder's Register and the quantity (category, type) of the shares to be repurchased (the request form is to be forwarded along with the voting slips).

2. In the event the rights of the nominal shareholder are considered, then the statement of the DEPO account shall be attached to the shareholder's request form.

The shareholder must send the request for repurchase via registered mail at the following address: JSC VSMPO, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., 624760, or hand over the request to the person authorized to accept the correspondence addressed to JSC VSMPO and sign for.

3. The shareholder shall send the request for share repurchase to JSC VSMPO **not later than 45 days** from the date when the General Meeting of JSC Shareholders passes a resolution on JSC VSMPO reorganization (i.e. date when this General Meeting of Shareholders takes place), i.e. not later than **November 5, 2004**.

The requests sent to the Company after that date or containing incomplete or incorrect information will not be considered.

4. If a shareholder requests to repurchase more shares than owned by him/her, than all shares owned by him/her shall be repurchased.

5. In the event the aggregate value of the JSC VSMPO shares requested to be repurchased exceeds 10% of the value of the Company's net assets as of the date of passing the reorganization resolution by the General Meeting of JSC VSMPO Shareholders, the shares will be repurchased proportionate to the shareholders' requests (in accordance with Clause 5 Article 76 of the Federal Law "On Joint-Stock Companies").

In such event the number of the shares to be repurchased from each shareholder shall be determined by dividing the total number of the shares which can be repurchased taking into account the above-mentioned limitation by the total number of the shares requested to be repurchased; then the obtained number (conversion factor) shall be multiplied by the number of the shares requested to be repurchased.

The information on the conversion factor is available at JSC VSMPO or its registrator's, JSC Central Moscow Depositary.

6. In the event the number of the shares to be repurchased is decreased proportionate to the requests and such decrease results in the fractional number of the shares to be repurchased, then the number of repurchased shares shall be rounded off to the whole number:
1) If the figure after the comma is 5 to 9 the unit shall be added to the whole number;

2) If the figure after the comma is 0 to 4 the whole number shall only be considered. .

7. If the number of the shares entered in the JSC VSMPO personal account exceeds the number of the shares to be repurchased, JSC VSMPO shall return the excess shares to the personal accounts of the registered shareholders from which the shares have been written off. These shares will not be repurchased.

8. JSC VSMPO will repurchase the shares from those shareholders who will request that within 30 days after 45-day period since the date of passing the reorganization resolution by the General Meeting of JSC VSMPO Shareholders (i.e. till December 5, 2004 inclusive).

9. The shareholder requested the repurchase of JSC VSMPO shares must ensure that the shares will be written off from his/her account and entered in the personal account of JSC VSMPO not **later than December 5, 2004;** this operation can be made:

- At the JSC VSMPO registrator's – JSC Central Moscow Depositary: 22, Olkhovskaya Str., Moscow, 105066, Russia,
- At any branch office of Central Moscow Depositary,

- At JSC VSMPO acting as the transfer-agent – JSC VSMPO, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., 624760 (for natural persons only).
- At the depositary (depending on the place of registration of the rights for the shares to be repurchased).

Transfer of the rights for the shares is made at the expense of JSC VSMPO.

10. Payment of the shares to be repurchased is made at the expense of JSC VSMPO by one of the ways indicated by the shareholder in the request form within 30 days after the due date for submitting the requests:

- By cash payment in the Company's bank: JSC VSMPO, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., 624760;
- By transfer of the repurchase sum to the bank account indicated by the shareholder in the request form;
- By postal transfer of the repurchase sum to the address indicated by the shareholder in the request form.

In the event no way of payment is indicated in the request form the money will be sent by post to the address stated in the Register of Shareholders.

Should you have any queries please call at: (34345) 5-28-00, 2-13-60.

The information to be provided to the shareholders in the course of preparation for the Special General Meeting of Shareholders is available within 30 days **(from August 20, 2004)** during the working hours at:

- Office of the Secretary of the JSC VSMPO Board of Directors, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., 624760, Russia.
- Room 26, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., 624760, Russia.

JSC VSMPO Board of Directors

The Notice was approved by the JSC VSMPO Board of Directors held on August 5, 2004.

Chairman of the JSC VSMPO Board of Directors V.I. Brecht

TIME-LIMIT

OF SPECIAL GENERAL MEETING OF JSC VSMPO SHAREHOLDERS

It is suggested that a person taking the floor at the Special Meeting of Shareholders meet the following time limits:

- report on an agenda item – up to **25 minutes;**
- discussion – up to **5 minutes;**
- questioning, providing an information – up to **2 minutes**.

It is proposed that **25.5 and 2** minutes be set respectively.

One and the same person cannot speak on one and the same issue more than once.

Recess is to be taken every **1.5 hour.**

JSC VSMPO Board of Directors

Перевод: Зимина Е.В.

Approved By
Special General Meeting of Shareholders
of the Public Joint-Stock Company
«AVISMA Titanium-Magnesium Works»

___________ 2004

Minutes No. _________
dd. ____________________ 2004

Approved By
Special General Meeting of Shareholders
of the Public Joint-Stock Company
«Verkhnaya Salda Metallurgical
Production Association»

_____________ 2004

Minutes No. _________
dd. ____________________ 2004

AGREEMENT

between

the Public Joint-Stock Company
«AVISMA Titanium-Magnesium Works»

and

the Public Joint-Stock Company
«Verkhnaya Salda Metallurgical Production Association»

Approved By
the Board of Directors
of the Public Joint-Stock Company
«AVISMA Titanium-Magnesium Works»

___________ 2004

Minutes No. _________
dd. ____________________ 2004

Approved By
the Board of Directors
of the Public Joint-Stock Company
«Verkhnaya Salda Metallurgical
Production Association»

_____________ 2004

Minutes No. _________
dd. ____________________ 2004

2004

The public joint-stock company «Verkhnaya Salda Metallurgical Production Association», registered in the Uniform Public Legal Entities Register on July 11, 2002 under registration number 1026600784011, hereinafter referred to as JSC VSMPO or the «Association», represented by Vladislav V. Tetyukhin, the Director General, acting in accordance with the Company By-Laws, on the one hand,

and

the public joint-stock company «AVISMA Titanium-Magnesium Works», registered in the Uniform Public Legal Entities Register on October 21, 2002 under registration number 1025901703937, hereinafter referred to as JSC AVISMA or the «Works», represented by Vladislav V. Tetyukhin, the Director General, acting in accordance with the Company By-Laws, on the other hand,

hereinafter collectively referred to as the «Parties» and individually as a «Party»,

based on Article 17 of the Federal Law on Joint-Stock Companies No. 208-FZ, dd. December 26, 1995, hereinafter referred to as the "FL on JSC", have entered into this Affiliation Agreement (hereinafter referred to as "Agreement") on the following:

1. SUBJECT OF THE AGREEMENT

1.1. In order to enhance the efficiency of the Parties' assets utilization, increase competitiveness of products represented by the Parties in the market place, improve administration practices and reduce production costs for the sake of increasing profits and production output, the Parties have agreed to conduct reorganization via JSC AVISMA affiliation to JSC VSMPO with transfer of all the rights and obligations of JSC AVISMA to JSC VSMPO and renaming of the Association into JSC "VSMPO-AVISMA Group".

Preliminary, reorganization shall be complete on December 31, 2004.

1.2. The Parties have agreed to establish two subsidiaries of the JSC VSMPO-AVISMA Group: in Berezniki, Perm Region – at this the name of the subsidiary shall include the name "AVISMA" and in Verkhnaya Salda, Sverdlovsk Region - at this the name of the subsidiary shall include the name "VSMPO".

1.3. The Parties shall jointly complete all the activities and procedures required for reorganization, stipulated by the Russian Federation Legislation and by the Parties' constituent documents.

2. RIGHTS AND OBLIGATIONS OF THE PARTIES

2.1. The Parties undertake to make their best efforts to perform reorganization in strict compliance with the requirements of the Russian Federation Legislation.

2.2. The Association takes leadership in the process of reorganization and undertakes, by force of its employees and invited third-party specialists, to coordinate all the necessary activities including the following:

- Develop a Reorganization Milestone Plan and agree it with the Works;
- Promptly perform reorganization activities stipulated by the Russian Federation Legislation, VSMPO By-Laws, internal documents and this Agreement;
- Ensure development of the draft resolutions of the Parties' authorities aimed at reorganization and have them approved by the Works to provide uniformity of the appropriate decisions taken by the Parties' authorities;
- Call meetings of the competent authorities – the Board of Directors and the General Meeting of Shareholders of JSC VSMPO – for passing resolutions regarding reorganization;
- Render assistance to the Works in the development of the Transfer Act, if necessary;
- Prepare all the necessary documents and take all the necessary actions for obtaining of preliminary permission from the Federal Executive Authority (hereinafter «Antimonopoly Service») for reorganization of JSC AVISMA and JSC VSMPO in accordance with Article 17 of the Federal Law on Competition and Limitation of Monopolistic Commodity Market Activity No. 948-1, dd. March 22, 1991;
- Ensure obtaining of a preliminary approval from the Antimonopoly Service for reorganization of JSC AVISMA and JSC VSMPO;
- Finance the following joint activities for preparation and implementation of reorganization:
  a) Preparation and publication of materials approved by the Parties in mass media aimed at keeping the investors informed of the reorganization process;
  b) Holding conferences and other meetings as agreed between the Parties to keep the investors in possession of the information on the reorganization process;
  c) Enlisting the services of outside financial and legal consultants for implementation of the reorganization procedure.

2.3. Executive bodies of the Parties, via internal orders, shall establish a workgroup for development of the organizational structure of the JSC VSMPO-AVISMA Group and its subsidiaries on the basis of JSC AVISMA and JSC VSMPO assets and in accordance with the Regulations on Subsidiaries, while maintaining the historical trade names "AVISMA" and "VSMPO" and granting the maximum possible scope of rights to the subsidiaries.

3. REORGANIZATION PROCEDURE

3.1. In accordance with the requirements of the current Russian Federation Legislation the Parties shall take the following actions to accomplish the reorganization procedure:

3.1.1. The Board of Directors of the Association shall organize preparation and holding of the Special General Meeting of Shareholders of JSC VSMPO on September 21, 2004 with the following issues on the agenda:

1) Determination of the amount, nominal value, category (type) of the declared shares and the rights granted by these shares and introduction of the appropriate changes into JSC VSMPO By-laws;

2) Reorganization of JSC VSMPO via affiliation and approval of this Agreement;

3) Approval of interest transaction;

4) Increase of JSC VSMPO authorized capital stock by floatation of additional shares.

3.1.2. The Board of Directors of the Works shall organize preparation and holding of the Special General Meeting of Shareholders of JSC AVISMA on September 21, 2004 with the following issues on the agenda:

1) Reorganization of JSC AVISMA via affiliation, approval of this Agreement and the Transfer Act;

2) Approval of interest transaction.

3.1.3. For the purpose of this Agreement, the Boards of Directors of both Parties when taking the actions described in paragraphs 3.1.1 and 3.1.2 shall:

a) Agree and approve similar, where possible, wordings of resolutions taken by the Parties' General Meetings of Shareholders regarding the issues on the agenda;

b) Agree and approve similar procedures for repurchase of shares from the Parties' shareholders, who gave their votes against reorganization or who didn't take part in voting on this issue on the agenda (including dates and procedures for submission of shareholders' requests, dates and procedure for repurchase of shares, etc);

c) Approve the forms of shareholder requests completely identical in form and content for repurchase of shares by the company (JSC VSMPO or JSC AVISMA), with the only allowable differences applying to designations, dates of General Meetings of Shareholders and prices of shares repurchase by each Party.

When the Board of Directors approves the wording of the resolution on the issue of the agenda of the General Meeting of Shareholders "Determination of the amount, nominal value, category (type) of the declared shares and rights granted by these shares and introduction of the appropriate changes to JSC VSMPO By-Laws", JSC VSMPO shall ensure strict compliance with the provisions of this Agreement with regard to the rights granted by the declared shares.

3.1.4. JSC AVISMA shall take an inventory of property and financial obligations and develop a draft Transfer Act for its subsequent approval at the General Meeting of Shareholders of JSC AVISMA.

The Transfer Act shall be developed as of June 30, 2004 and shall include the following appendixes:

- Accounting records of the Works in the scope stipulated by the Federal Law on Business Accounting No. 129-FZ, dd. November 21, 1996 which determine the content of property and obligations of the Works;
- The Works' property and obligations inventory reports drawn up based on the results of the inventory performed in accordance with this Agreement, Russian Federation Legislation and other legislative acts prior to development of the Transfer Act, confirming availability, condition and rating of such property and obligations;

- Basic accounting documents on material assets (acts/notes on acceptance/transfer of fixed assets, inventory, etc.), lists (inventory reports) of other property subject to acceptance/transfer during reorganization of the Parties;
- Interpretation (inventory lists) of accounts payable and receivable, payments to relative budgets, state off-budget funds, etc.

The value of JSC AVISMA property and property rights shall be estimated as a residual (current) value of JSC AVISMA.

3.1.5. Within not later than 15 (fifteen) days after approval of this Agreement by the Boards of Directors, the Parties shall prepare all documents and information necessary for obtaining a preliminary permission from the Antimonopoly Service for reorganization of JSC AVISMA and JSC VSMPO in accordance with the Federal Law on Competition and Limitation of Monopolistic Commodity Market Activity No. 948-1, dd. March 22, 1991 and the RF Antimonopoly Policy Ministry Order No. 276 dd. August 13, 1999 (as amended by Order No. 785, dd. October 31, 2000).

3.1.6. JSC VSMPO shall hold a Special General Meeting of Shareholders on September 21, 2004 with the following issues on agenda:

1) Determination of the amount, nominal value, category (type) of the declared shares and rights granted by these shares and introduction of the appropriate changes into JSC VSMPO By-Laws;
2) Reorganization of JSC VSMPO via affiliation, approval of this Agreement;
3) Approval of interest transaction;
4) Increase of JSC VSMPO authorized capital stock by floatation of additional shares.

3.1.7. JSC AVISMA shall hold a Special General Meeting of Shareholders on September 21, 2004 with the following issues on agenda:

1) Reorganization of JSC AVISMA via affiliation, approval of this Agreement and Transfer Act;
2) Approval of interest transaction.

3.1.8. Each Party shall, within 3 (three) days of the date when the corresponding Party's General Meeting of Shareholders takes a decision on reorganization, notify in writing the appropriate taxation authority of such a decision.

3.1.9. The Association shall, immediately after the issue of the Minutes of a Special General Meeting of Shareholders as per par. 3.1.6 of this Agreement, take all the actions necessary for the state registration of all the changes introduced to JSC VSMPO By-laws with respect to the declared shares.

3.1.10. Since based on Article 75 of the FL on JSC the shareholders – owners of the voting shares have a right to request repurchase of all or part of the shares owned by them by the joint-stock company in case of reorganization of the joint-stock company, provided they give their votes against reorganization or do not take part in the vote on this particular issue on the agenda, the Parties mutually undertake to fulfill all the appropriate provisions of the FL on JSC so as to provide an opportunity for their shareholders to exercise their right to request repurchase of shares, including obligations to determine the share market value in

accordance with the provisions of Article 77 of the FL on JSC and inform their shareholders in due time of their right to request repurchase of shares and of the price and procedure of repurchase in accordance with the provisions of Article 76 of the FL on JSC.

The repurchase of shares from shareholders, who made the appropriate request, shall be carried out by the Parties within the timeframe stipulated by the FL on JSC.

The shares shall be repurchased out of the allocated retained profit of the past years and (or) the net profit of the current period.

3.1.11. Within not later than 30 (thirty) days of the date when the Party's General Meeting of Shareholders takes a decision on reorganization, each Party shall in writing notify its creditors of such a decision and publish a report in the periodical designated for publication of data on the state registration of legal entities.

For these purposes, each Party shall, by not later than October 11, 2004, compile a full list of its creditors. Each Party's list of creditors shall be developed as of the date when the corresponding Party's General Meeting of Shareholders makes a decision on reorganization.

3.1.12. Within the time limits and according to the procedure stipulated by the current Russian Federation Legislation and corresponding agreements (covenants), each Party shall make final settlements with its creditors, who, within the time limits stipulated by the current Russian Federation Legislation, submitted written requests for advanced termination or fulfillment of obligations by the corresponding Party and for payment of damages.

The Parties undertake to assist each other during negotiations with creditors with a view to specify the amount of accounts payable, settle the accounts and, if necessary, restructure the accounts payable.

3.1.13. Within not later than 20 (twenty) days after completion of the period for submission by the JSC AVISMA shareholders, who gave their votes against reorganization or didn't take part in the voting on this agenda issue at the General Meeting of Shareholders, of the requests for repurchase of their shares by the Works, the Works shall ensure that the Board of Directors of the JSC AVISMA takes decisions on the following issues:

- Approval of the shares repurchase results;
- Preparation and holding of the Joint General Meeting of Shareholders of JSC VSMPO and JSC AVISMA.

At this, JSC AVISMA undertakes to immediately notify the JSC VSMPO of the decisions taken by the Board of Directors of the JSC AVISMA, as stated above in par. 3.1.13, and also submit to the JSC VSMPO a copy of the relative minutes of the Board of Directors Meeting within not later than the first working day following the date of its issue.

3.1.14. Within not later than 20 (twenty) days after completion of the period for submission by the JSC VSMPO shareholders, who gave their votes against reorganization or didn't take part in the voting on this agenda issue at the General Meeting of Shareholders, of the requests for repurchase of their shares by the Association, the Association shall ensure that the Board of Directors of the JSC VSMPO takes decisions on the following issues:

- Approval of the share repurchase results;

- Preparation and holding of the Joint General Meeting of Shareholders of JSC VSMPO and JSC AVISMA;
- Introduction of the issue regarding appropriate changes to be made to JSC VSMPO By-Laws, including renaming of the JSC VSMPO to the JSC VSMPO-AVISMA Group, to the agenda of the Joint General Meeting of Shareholders;
- Establishment of the two subsidiaries of the JSC VSMPO-AVISMA Group: in Berezniki, Perm Region – at this the name of the subsidiary shall include the name "AVISMA" and in Verkhnaya Salda, Sverdlovsk Region - at this the name of the subsidiary shall include the name "VSMPO" and endowment the subsidiaries with property;
- Approval of the Regulations on the JSC VSMPO-AVISMA Group subsidiaries and introduction of the provisions on subsidiaries to the By-Laws;
- Appointment of the heads of the JSC VSMPO-AVISMA Group subsidiaries and approval of the organizational structure of subsidiaries.

Decisions on subparagraphs 4, 5 and 6 of this paragraph shall be taken after prior approval of the JSC AVISMA Board of Directors.

At this, JSC VSMPO undertakes to immediately notify the JSC AVISMA of the decisions taken by the Board of Directors of the JSC VSMPO, as stated above in par. 3.1.14, and also submit to the JSC AVISMA a copy of the relative minutes of the Board of Directors Meeting within not later than the first working day following the date of its issue.

3.1.15. The Association undertakes to take all the actions necessary for registration of the subsidiaries in the corresponding state (municipal) authorities and off-budget funds at the place of the subsidiaries location.

3.1.16. Hereby the Parties agree to hold the Joint General Meeting of Shareholders. In this connection, each Party undertakes to ensure approval of the date of such Joint General Meeting of Shareholders, as stated in Article 4 of this Agreement, by its Board of Directors.

3.1.17 Within not later than 3 (three) days of the date of issue the report on results of voting held at the Special General Meeting of Shareholders of JSC VSMPO, as indicated in par. 3.1.6. of this Agreement, the Association shall ensure approval by its Board of Directors of the decision on issue of securities to be allocated during reorganization. The decision on securities issue shall be approved based on and in accordance with this Agreement and resolution of the JSC VSMPO General Meeting of Shareholders on the "Increase of the authorized capital stock by floatation of additional shares".

3.1.18. The Association undertakes to submit to the RF executive authority all the documents necessary for the state registration of the issue (additional issue) of securities to be allocated during reorganization within 3 (three) months of the date of approval of securities issue, as stated in par. 3.1.17 of this Agreement.

3.2. Based on the provisions of this Agreement and in accordance with Articles 57-60 of the Russian Federation Civil Code (hereinafter referred to as RF CC), Articles 15 and 17 of the FL on JSC and other Russian Federation statutory acts, reorganization of the Parties shall be considered complete as of the date (hereinafter "Date of Reorganization") of introduction by the RF executive authority of the note on cessation of JSC AVISMA activities into the Uniform Public Legal Entities Register (hereinafter "Public Register').

3.3. The Parties are entitled, subject to an additional agreement approved by the Boards of Directors of the Parties, to change the procedure and due dates for completion of separate reorganization stages, except for the terms stipulated by the FL on JSC.

3.4. The Parties shall take all other necessary actions not stipulated in this Agreement, if such actions are required by the Russian Federation Legislation or mandatory directives from the competent state authorities. Such actions can be taken without execution of any supplementary agreements and, consequently, they will not require approval by the Parties' General Meetings of Shareholders.

4. JOINT GENERAL MEETING OF SHAREHOLDERS. VOTING AT THE JOINT GENERAL MEETING OF SHAREHOLDERS

4.1. The Parties have agreed that, within the time limits specified in par. 3.1.13 and 3.1.14 of Article 3 of this Agreement, they shall hold the meetings of the Boards of Directors of JSC VSMPO and JSC AVISMA for the purpose of calling of the Joint General Meeting of Shareholders with the following mandatory issue on agenda: "Approval of the revised JSC VSMPO By-laws", including approval of renaming of the JSC VSMPO to the JSC VSMPO-AVISMA Group.

4.2. The Parties have agreed to hold the Joint General Meeting of Shareholders not earlier than on the 31st (thirty first) day of the date of JSC AVISMA Board of Directors Meeting, as stated in par. 3.1.13 of this Agreement.

4.3. The Parties have agreed to compile lists of persons entitled to take part in the Joint General Meeting of Shareholders by the date of JSC VSMPO Board of Directors Meeting, as stated in par. 3.1.14 of this Agreement.

4.4. The Joint General Meeting of Shareholders shall be called and prepared in accordance with the procedure stipulated by the Russian Federation Legislation and the Parties' By-laws and internal documents.

Each Party undertakes to take the following actions with respect to its shareholders:

a) Develop lists of persons entitled to take part in the Joint General Meeting of Shareholders;

b) Notify the shareholders of the Joint General Meeting of Shareholders;

c) Submit information (materials) to the persons entitled to take part in the Joint General Meeting of Shareholders during preparation for the Meeting;

d) Distribute voting slips for a vote to be held at the Joint General Meeting of Shareholders.

The decisions taken by the Boards of Directors of JSC AVISMA and JSC VSMPO with regard to calling and holding of the Joint General Meeting of Shareholders shall contain completely identical approved wording in respect of the following:

- Place, date and time of the Joint General Meeting of Shareholders;
- Dates of closure of the Registers of JSC AVISMA and JSC VSMPO registered share holders in order to compile the lists of persons entitled to take part in the Joint General Meeting of Shareholders;
- Agenda of the Joint General Meeting of Shareholders,

as well as the voting slips completely identical in form and in wording for a vote to be held at the Joint General Meeting of Shareholders and notifications to shareholders of the Joint General Meeting of Shareholders.

To ensure complete identity of the decisions taken by the Parties' Boards of Directors, as stated above, the Parties undertake, during the preparation for the appropriate Board of Directors Meetings, to preliminary agree the wording of all the issues regarding calling and holding of the Joint General Meeting of Shareholders to be put to the vote at such Boards of Directors Meetings.

Each Party undertakes to submit to the other Party a copy of the Board of Directors Meeting minutes, approved by the appropriate Party, containing decisions regarding the abovementioned issues. A copy of the Board of Directors Meeting minutes shall be submitted to the other Party within not later than 1 (one) working day of the date of the minutes issue.

4.5. Lists of persons entitled to take part in the Joint General Meeting of Shareholders on behalf of each Party's shareholders shall be developed taking into account the following:

4.5.1. List of persons entitled to take part in the Joint General Meeting of Shareholders on behalf of JSC VSMPO shareholders shall include holders of JSC VSMPO ordinary shares as of the date of the corresponding list development, as well as other persons, when stipulated by the Russian Federation Legislation.

4.5.2. List of persons entitled to take part in the Joint General Meeting of Shareholders on behalf of JSC AVISMA shareholders shall include both the holders of JSC AVISMA ordinary shares and the holders of JSC AVISMA preference shares of Type A, as of the date of development of the corresponding list, and also other persons when stipulated by the Russian Federation Legislation.

4.5.3 Each list of persons entitled to take part in the Joint General Meeting of Shareholders shall include information on the number of votes possessed by each listed person. The number of votes shall be determined based on the provisions stipulated in par. 4.10 of this Agreement.

4.6. Based on the lists of persons entitled to take part in the Joint General Meeting of Shareholders as per par. 4.5, the Parties shall develop the general list of persons entitled to take part in the Joint General Meeting of Shareholders for the purpose of registration of the meeting members, determination of quorum and taking a vote on the meeting agenda. The general list of persons entitled to take part in the Joint General Meeting of Shareholders shall be certified by the signatures of the authorized representatives and the seals of both Parties.

4.7. Voting slips shall be issued based on the requirements of the Russian Federation Legislation for the form and content of voting slips to be used for a vote at the Company's General Meeting of Shareholders and also taking into account peculiarities of the Joint General Meeting of Shareholders, as stipulated by this Agreement.

The voting slips shall be issued based on the general list of persons entitled to take part in the Joint General Meeting of Shareholders.

The voting slips shall have margins against each voting option for stating the number of votes for each voting option. The voting slips may also include the number of votes possessed by the person entitled to take part in the Joint General Meeting of Shareholders. The number of votes

possessed by the person entitled to take part in the Joint General Meeting of Shareholders shall be determined taking into account provisions of par. 4.10 of this Agreement.

4.8. The Parties hereby agree that the Returning Board functions at the Joint General Meeting of Shareholders shall be fulfilled by the JSC Central Moscow Depositary. For this purpose, prior to the date of the Joint General Meeting of Shareholders, the Parties shall ensure signing of all the necessary agreements (covenants) with the JSC Central Moscow Depositary and submittal of all the necessary documents to the JSC Central Moscow Depositary.

4.9. The Joint General Meeting of Shareholders shall be considered lawful (shall have a quorum), if it is attended by the Parties' shareholders possessing in the aggregate more than a half of the total number of votes of the Parties' allocated voting shares, determined based on the general list of persons entitled to take part in the Joint General Meeting of Shareholders and the provisions of par. 4.10 of this Agreement.

4.10. The Parties have established the following voting procedure at the Joint General Meeting of Shareholders:

4.10.1. One JSC VSMPO ordinary share shall correspond to 1 (one) vote at the Joint General Meeting of Shareholders.

4.10.2. One JSC AVISMA ordinary share shall correspond to 2 (two) votes at the Joint General Meeting of Shareholders.

4.10.3. One JSC AVISMA preference share of Type A shall correspond to 1 (one) vote at the Joint General Meeting of Shareholders.

4.11. Resolution of the Joint General Meeting of Shareholders regarding the "Approval of the revised Company By-laws" shall be taken by a majority constituted by ¾ of the votes of the Parties' shareholders taking part in the Joint General Meeting of Shareholders. At this, JSC AVISMA ordinary shares and preference shares of Type A and JSC VSMPO ordinary shares shall be considered voting shares.

5. CONVERSION OF JSC AVISMA SHARES INTO THE SHARES OF JSC VSMPO

5.1. Unless otherwise stated in this Agreement, on the Date of Reorganization the allocated shares of JSC AVISMA shall be converted into the additional shares of JSC VSMPO, with the ordinary and preferred shares of JSC AVISMA to be converted into the ordinary shares of JSC VSMPO.

5.2. The Parties hereby agree to fix the following ratio of conversion of JSC AVISMA shares into JSC VSMPO shares (hereinafter referred to as the "Ratio of Conversion"):

a) 1 (one) ordinary registered share of JSC AVISMA in the undocumented form with the nominal value of 0.2 (point two) ruble will be converted into 2 (two) ordinary registered shares of JSC VSMPO in the undocumented form with the nominal value of 1 (one) ruble;

b) 1 (one) preference registered share of type A of JSC AVISMA with the nominal value of 0.2 (point two) ruble will be converted into 1 (one) ordinary share of JSC VSMPO in the undocumented form with the nominal value of 1 (one) ruble.

5.3. For the purposes of paragraphs 5.1 and 5.2, JSC VSMPO shall, according to the procedure and within the terms set forth in Article 3 of this Agreement, take actions necessary for public registration of the additional issue of JSC VSMPO ordinary shares.

5.4. The amount of ordinary shares issued by JSC VSMPO to be allocated by way of converting into them the JSC AVISMA ordinary and preference shares of type A respectively, shall be determined based on the Ratio of Conversion subject to the provisions set forth below:

a) Shares of JSC AVISMA, which are in possession of JSC VSMPO, shall not be converted;

b) Owned shares, which are in possession of JSC AVISMA, shall not be converted.

The shares of JSC AVISMA listed in subparagraphs a) and b) of this paragraph shall be paid off on the Date of Reorganization.

5.5. Allocation of JSC VSMPO additional shares by way of converting into them the shares of JSC AVISMA shall be made by entering JSC VSMPO additional shares to the personal accounts in the Register of JSC VSMPO Registered Securities Holders, as well as DEPO accounts of the depositaries on the Date of Reorganization according to the data of the Register of Shareholders as of that date.

The shares of JSC AVISMA shall be paid off when converted into the additional shares of JSC VSMPO.

5.6. The Register of JSC AVISMA Registered Securities Holders will be closed on the Date of Reorganization and any and all the relating operations will be ceased.

5.7. From the Date of Reorganization, all shareholders of JSC AVISMA whose shares have been converted into the ordinary shares of JSC VSMPO shall accrue the rights equal to those given to the shareholders of JSC VSMPO ordinary shares in accordance with the current Russian Federation Legislation and JSC VSMPO By-Laws, including the rights set forth below in this paragraph.

5.7.1. The holders of JSC VSMPO shares irrespective of their category (type) shall have the following rights:

- The shareholders of JSC VSMPO, who voted against or did not take part in voting on the allocation of shares and issued securities convertible to shares by closed subscription, shall have the priority right to acquire additional shares and issued securities convertible to shares allocated by closed subscription in the number proportionate to the number of the shares of this category (type) owned by them. This right does not apply to the shares and other issued securities convertible to shares allocated by closed subscription only among the shareholders, if the shareholders have an opportunity to acquire the whole number of the allocated shares and other issued securities convertible to shares, proportionate to the number of shares of the appropriate category (type) owned by them;
- To collect the net profit share (dividends) to be distributed among the shareholders according to the procedure set forth in the Legislation and the JSC VSMPO By-Laws depending on the category (type) of the shares owned by them;
- To receive part (liquidation quota) of the JSC VSMPO property remained after liquidation of the Company proportionate to the number of shares of a relevant category (type) owned by them;
- To have access to the Company's documents according to the procedure set forth in the Legislation and the JSC VSMPO By-Laws and receive copies of these documents for separate payment;

- To transfer any or all rights granted by the shares of a relevant category (type) to their representative (representatives) under the power of attorney;
- To exercise any other rights under the RF Legislation, the JSC VSMPO By-Laws and resolutions passed by the General Meeting of JSC VSMPO Shareholders within its competence.

5.7.2. The holders of JSC VSMPO ordinary shares shall have the following rights:

- To take part in the General Meeting of JSC VSMPO Shareholders with the voting authority on all issues within its competence;
- To collect dividends, but only after the holders of the preference shares with the amount of dividends determined based on the JSC VSMPO By-Laws;
- To participate in the allocation of JSC VSMPO assets in the event of the Company liquidation on a third priority basis after payment of shares which should be repurchased on the first priority basis, after payment of the accrued but unpaid dividends on preference shares and the appropriate share of the property value (liquidation value) against preference shares left after liquidation of JSC VSMPO (second priority).

5.7.3. The holders of JSC VSMPO shares granted with a voting authority on all items of the agenda at the General Meeting of JSC VSMPO Shareholders shall have the following rights:

- To take part in individual or absentee voting at the General Meeting of JSC VSMPO Shareholders on all the issues within its competence;
- To nominate candidates and have them elected to JSC VSMPO bodies according to the procedure and on terms set forth in the RF Legislation and the JSC VSMPO By-Laws;
- To introduce proposals into the agenda of the General Meeting of JSC VSMPO Shareholders according to the procedure and on terms set forth in the RF Legislation and the JSC VSMPO By-Laws;
- To elect the Meeting executive bodies, when stipulated by the JSC VSMPO By-Laws;
- To request calling of a Special General Meeting of JSC VSMPO shareholders, review of JSC VSMPO financial and economic activity by the Company's auditing committee according to the procedure and on terms set forth in the RF Legislation and the JSC VSMPO By-Laws;
- To request repurchase by JSC VSMPO of all or part of the shares owned by them according to the procedure and in the events set forth in the FL on JSC;
- To request calling of a meeting of JSC VSMPO Board of Directors according to the procedure and on terms set forth in the JSC VSMPO By-Laws.

For the purposes of this paragraph, the fully paid ordinary shares of JSC VSMPO, except for the shares in JSC VSMPO possession, shall be considered as granting to their holders a voting authority on all items of the agenda at the General Meeting of JSC VSMPO Shareholders.

6. SUCCESSION

6.1. From the Date of Reorganization, JSC VSMPO becomes a general successor of the JSC AVISMA for all of its obligations, irrespective of whether those obligations have been reflected in the Transfer Act.

7. WARRANTIES OF THE PARTIES

JSC VSMPO and JSC AVISMA represent and warranty to each other that:

7.1. The Parties are the legal entities duly organized and validly existing under the Russian Federation Legislation without any material breaching of any statutory legal act and having the appropriate rights, authorizations and all necessary approvals to possess, use and dispose their property and conduct their business.

7.2. All allocated shares of JSC VSMPO and JSC AVISMA are duly approved for issue, legally issued and allocated, and fully paid.

7.3. As of the date of the present Agreement, there are no issued and/or allocated securities and/or any debentures of JSC VSMPO or JSC AVISMA convertible into the voting shares for voting at the General Meeting of Shareholders at JSC VSMPO or JSC AVISMA accordingly. There are also no options, warranties, notices to pay, notices to subscribe and other rights, agreements or obligations relating to the authorized capital stock of the Parties, or binding upon JSC VSMPO or JSC AVISMA to issue, transfer or sell any shares of JSC VSMPO or JSC AVISMA, or binding upon the Parties to issue, grant, prolong and exercise such options, warranties, notices to pay, notices to subscribe and other rights, agreements and obligations.

7.4. The conclusion and execution of the present Agreement do not and will not contravene (do not result and will not result in a breach or non-fulfillment) any obligations of the Parties, will not result in a loss of financial benefit or imposition of any liabilities on the property of the Parties or any of their associated companies in compliance with:

- The Parties' constituent documents and relevant constituent documents of any of their associated companies;
- Any contract of debt or credit agreement, other obligations or agreements relating to the activities of the Parties or any of their associated companies.

The aforesaid provisions do not apply to the events when creditors of one of the Parties demand to discharge or early fulfill the obligations, or when shareholders of the Parties request repurchase of shares due to reorganization of the Parties under the present Agreement.

7.5. With the exception of the information contained in financial, statistical and other reporting documents of the Parties in accordance with the current Legislation or disclosed by the Parties to each other as of the date of the present Agreement, the Parties and their associated companies conducted their economic activities in the normal course of work and neither of the Parties:

a) made any statements on deferring of dividend payments or payment of dividends and any other payments;

b) initiated reorganization/liquidation, introduction of changes into the regulative documents, decisions on allocation or allocation of any securities;

c) initiated introduction of any material changes into the labor relations with its employees, including the events of mass employee layoffs or hiring, material changes into labor contracts and agreements, except for the changes which were introduced in compliance with the Legislation or in the normal course of the economic activity in compliance with the existing practices.

7.6. With the exception of the information disclosed by the Parties to each other, there is no proceeding before any court or agency which, as JSC VSMPO and JSC AVISMA are aware of, might threaten the Parties or any of their associated companies and would, as it can be reasonably expected, materially and adversely affect, either individually or in the aggregate, the economic activity or financial performance of the Parties or any of their associated companies.

7.7. JSC VSMPO and JSC AVISMA and each of their associated companies legally possess their own property and have duly processed property rights or other proprietary rights to all property they possess.

All property of the Parties as of the date of the present Agreement is free from any mortgages, except for those disclosed by the Parties to each other or in accordance with the current Legislation, and also except for those mortgages which in the aggregate do not and will not materially affect the ability of the Parties or any of their associated companies to conduct their customary economic activities.

7.8. Patents, trademarks (registered or unregistered), brand names, service marks and copyright, as well as applications for them, which the Parties and their associated companies possess and have the right to use, are ample for the Parties and their associated companies to conduct and continue to conduct their customary economic activities.

7.9. Till the Date of Reorganization, the Parties will not undertake any actions that would lead or in respect of which it is reasonable to suppose that they would lead to an event when any of the warranties set forth in the present Agreement and relating to the material aspects of reorganization would become false. The Parties will not, inter alia:

a) Declare neither pay dividends, except for the dividends payment which was decided prior to the date of the present Agreement, if the information on such decisions had been disclosed in accordance with the current Legislation and within a given period;

b) Purchase owned shares except for repurchasing of the shares from the shareholders under the present Agreement, and also except for repurchasing of the shares from the shareholders if the obligations to repurchase the shares arose prior to the date of the present Agreement;

c) Sell, lease, encumber or otherwise dispose its property in whatsoever form with the following exceptions:

    (1) Disposition of the property in the course of the customary economic activities in accordance with the existing practices;

    (2) Disposition of the property relating to the ceased economic activities of the Parties;

    (3) Settlement of transactions decisions on which were made by JSC VSMPO Board of Directors and JSC AVISMA Board of Directors.

d) Issue and place bonds and bills, as well as other securities certifying debentures, neither give security for the third parties unless such actions are within the customary economic activities in accordance with the existing practices and the total amount of the issue and security given

to the third parties does not exceed the amount equivalent to 10 000 000 (ten million) US dollars.

7.10 Reorganization shouldn't result in infringement of the interests of the Parties' shareholders, JSC AVISMA and JSC VSMPO employees, public interests and the interests of the citizens of the cities of Berezniki and Verkhnaya Salda.

7.11 In the course of reorganization - the Parties, and after the Date of Reorganization – JSC VSMPO-AVISMA Group, undertake to adopt a uniform social policy taking in account peculiarities of the two companies.

8. ADDITIONAL AGREEMENTS

8.1. In compliance with the Russian Federation Legislation, within the period till the Date of Reorganization, the Parties shall provide a reasonable access during the working hours to the authorized officials, consultants and advisors of each Party to all property objects, accounting documents, documents certifying rights and obligations of the Parties with respect to the property they possess or with respect to the third parties, protocols of the Parties and their associated companies. During the stated period of time the Parties undertake to immediately submit to each other upon the first request all the information in respect of financial and economic activities, property and personnel of the Parties, which could be applied for the purposes of reorganization under the present Agreement.

Till the Date of Reorganization, the individuals given access to the above listed information shall not disclose it, unless otherwise agreed by the Parties.

8.2. Taking into account the provisions of the present Agreement, each Party agrees to make its best efforts necessary for duly completion of reorganization and performance under the present Agreement, including:

a) Receiving consents and authorizations from the public authorities and control agencies, realization of all necessary registrations and submittal of documents (including submittals of documents to the public authorities and control agencies);

b) Signing and delivery of any additional documents necessary for performance under the present Agreement.

8.3. Unless this Agreement states otherwise, any costs and expenses incurred due to execution of the present Agreement shall be paid by the Party which initiated the actions resulting in such costs and expenses.

8.4. The Parties undertake to immediately notify each other of any doubts in respect of the obligations assumed by the Parties under the present Agreement or the Russian Federation Legislation, as well as in respect of interpretation or qualification of any of the provisions of the present Agreement.

8.5. The Parties shall make all the necessary and reasonable efforts to consult each other prior to issuance of any press-releases or any other public statements in respect of the present Agreement or any action or operation under the present Agreement, and shall not issue any press-releases and make any public statements prior to consultation with each other unless it is required by the current Russian Federation Legislation.

9. EFFECTIVE DATE.
TERMINATION AND MODIFICATION OF THE AGREEMENT

9.1. The present Agreement shall come into force after its validation and approval by the General Meeting of JSC VSMPO Shareholders and the General Meeting of JSC AVISMA Shareholders, except for the provisions set forth in Articles 3.1.1 – 3.1.7, which shall come into effect when the present Agreement is approved by the Boards of Directors of the Parties.

9.2. The Agreement is terminated and may be cancelled before due date when:

- one of the Parties declines to participate in reorganization which is confirmed by resolution of the General Meeting of Shareholders. At this the declining Party shall notify the other Party of its intention to early cancel the Agreement at least 10 (ten) working days prior to the anticipated date of the Agreement cancellation;
- the Antimonopoly Authority rejects to give the preliminary consent for reorganization, if the circumstances resulting in such rejection cannot be eliminated;
- the established bankruptcy procedure is initiated in respect of one of the Parties prior to completion of reorganization procedure;
- upon mutual consent of the Parties confirmed by the General Meetings of Shareholders of the JSC VSMPO and JSC AVISMA;
- in case of a material breach of the Agreement by one of the Parties, the Party which caused the material breach of the Agreement shall be notified by the other Party of its intention to cancel the Agreement at least 5 (five) working days prior to the anticipated date of the Agreement cancellation. "Material breach of the Agreement" means deviation from the clauses of the Agreement by one of the Parties as a result of which the other Party incurs losses, or it becomes impossible to execute the Agreement, or the other Party fails to receive what it is entitled to receive if no such breach occurs;
- in any other case, stipulated by the current Russian Federation Legislation.

9.3. In case of termination of this Agreement, neither JSC VSMPO nor JSC AVISMA shall assume any responsibility or obligations, unless the Agreement is terminated as a result of a willful and material breach of the Agreement by one of the Parties.

9.4. The Parties may modify the present Agreement at any time prior to or after its validation by the General Meetings of Shareholders of JSC VSMPO or JSC AVISMA, provided that after any such validation no modifications that require additional validation by the General Meetings of Shareholders in accordance with the current Russian Federation Legislation are introduced without such validation.

All modifications and amendments to the present Agreement shall be in writing and shall form an integral document.

10. FINAL PROVISIONS

10.1. All notices, inquiries, requests and any other communication under the present Agreement shall be in writing and shall be deemed to have been received if sent by courier or by advise-of-receipt post to the Parties at the addresses stated hereunder.

10.2. The present Agreement is a final agreement between the Parties, i.e. it supersedes all the previous agreements and memorandums whether oral or written with respect to the purpose of the present Agreement except for the confidentiality clauses.

10.3. Neither of the rights, interests or obligations under the present Agreement can be assigned, in whole or in part, in whatever way, by any Party hereto to a third party without prior written consent of other Parties.

10.4. The present Agreement is made, interpreted and shall be executed in accordance with the current Russian Federation Legislation.

All disputes and controversies, arising out of the present Agreement, shall be settled by negotiations. If the Parties fail to resolve the disputes by negotiations, then such disputes shall be settled by litigation in accordance with the current Russian Federation Legislation.

10.5. The present Agreement is executed in four original counterparts that shall have equal force, two original counterparts for each of the Parties.

10.6. The Transfer Act of the JSC AVISMA as of June 30, 2004 shall form an integral part of this Agreement.

11. ADDRESSES AND SIGNATURES OF THE PARTIES

Public Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"

Location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russian Federation

Mailing Address: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, 624760, Russian Federation

Public Joint-Stock Company "AVISMA Titanium-Magnesium Works"

Location: Berezniki, Perm Region, Russian Federation

Mailing Address: Berezniki, Perm Region, 618421, Russian Federation

Public Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"

____

V.V. Tetyukhin,
The Director General

Public Joint-Stock Company "AVISMA Titanium-Magnesium Works"

____

V.V. Tetyukhin,
The Director General

APPROVED
by a resolution of the General Shareholders' Meeting
of OAO AVISMA
Minutes No. 16 of September 21, 2004

ACT OF TRANSFER

to the Agreement of Merger between OAO AVISMA and OAO VSMPO

Berezniki _________ ____, 2004

By virtue of this Act of Transfer, pursuant to the Deed of Merger of _________ ____, 2004 and based on the RF Civil Code, OAO AVISMA transfers and OAO VSMPO accepts assets and liabilities of the company subject to reorganization, as well as all rights and obligations of the latter, including contested ones.

The total book value of transferred assets as of June 30, 2004 is 3,771,641,910 rubles.

The structure of assets transferred hereunder is as follows:

		Rubles
1.	Depreciated value of fixed assets – Attachment No. 4 "Breakdown of the balance sheet value of fixed assets of OAO AVISMA as of June 30, 2004"	1,333,420,877
2.	Construction in progress – Attachment No. 5 "Breakdown of Balance Sheet Item 130 "Construction in Progress as of June 30, 2004""	205,778,121
3.	Long-term financial investments – Attachment No.6 "Long-term Financial Investments of OAO AVISMA as of June 30, 2004"	399,111,478
4.	Deferred tax assets	5,593,353
5.	Raw and basic materials – Attachment No.7 "Breakdown of Cost of Raw and Basic Materials and Other Tangible Assets as of June 30, 2004"	371,070,986
6.	Work in progress costs – Attachment No.8 "Breakdown of Work In Progress Costs as of June 30, 2004"	274,263,791
7.	Finished products and goods for resale – Attachment No.9 "Breakdown of Costs of Finished Products and Goods for Resale as of June 30, 2004"	15,329,863
8.	Deferred expenses – Attachment No.10 "Breakdown of Deferred Expenses as of June 30, 2004"	36,303,899
9.	VAT on acquired assets – Attachment No.11 "Breakdown of VAT Amounts On Acquired Assets as of June 30, 2004"	129,351,180
10.	Accounts receivable	956,860,492

– Attachment No.12 "Breakdown of Accounts Receivable as of June 30, 2004" — 170,353,098
Including OAO VSMPO

11. Short-term financial investments — 3,892,800
– Attachment No.13 "The List of Short-Term Financial Investments of OAO AVISMA as of June 30, 2004"

12. Monetary funds held on settlement account — 40,665,070
– Attachment No.14 "Breakdown of Balance Sheet Item 260 "Monetary Funds" as of June 30, 2004"

	As of the date of transfer, OAO AVISMA has:	Rubles
1.	Paid-in charter capital	294,844
2.	Profit of past years	1,033,779,779
3.	Profit of the year under report	216,479,685
4.	Additional paid-in capital	1,562,517,842
5.	Reserve capital	44,227
6.	Deferred tax liabilities	22,306,923
7.	Deferred income	146,775
8.	Provisions for future expenses (capital repairs)	151,767,407

All obligations of OAO AVISMA in respect of settlements with creditors, including contested ones, shall be transferred to OAO VSMPO as a universal legal successor in accordance with the following list:

		Rubles
1.	On long-term loans – Attachment No.15 "Breakdown of Long-Term Loans of OAO AVISMA as of June 30, 2004"	67,012,576
2.	On short-term credits and loans – Attachment No.16 "Breakdown of Short-Term Credits (Loans) of OAO AVISMA as of June 30, 2004"	474,151,185
3.	On trade accounts payable – Attachment No.17 "Breakdown of Trade Accounts Payable as of June 30, 2004"	140,651,006
4.	On wages – Attachment No.17a "Breakdown of Wage Obligations as of June 30, 2004"	29,993,520
5.	To extra-budgetary funds	18,200,817
6.	To the budget – Attachment No.18 "Breakdown of Budget Accounts Payable as of June 30, 2004"	33,126,261
7.	Other accounts payable – Attachment No.19 "Breakdown of Other Accounts Payable as of June 30, 2004"	6,878,759
8.	Obligations to participants (founders) with respect to profit distribution – Attachment No.20 "The List of Organizations/Creditors Entitled to Receive Distributions as Participants as of June 30, 2004"	14,290,304

Pursuant to this structure, the amount of liabilities of OAO AVISMA transferred under this Act of Transfer is 3,771,641,910 rubles.

All tangible assets temporarily used by OAO AVISMA, contingent rights and liabilities shall be transferred to OAO VSMPO as a legal successor in accordance with the following list:

		Rubles
1.	Leased fixed assets – Attachment No.21 "Breakdown of Cost of Leased Fixed Assets as of June 30, 2004"	54,470,284
2.	Inventories accepted for custody – Attachment No.22 "Breakdown of Cost of Inventories Accepted for Custody as of June 30, 2004"	29,746,510
3.	Goods accepted for processing – Attachment No.23 "Breakdown of Cost of Goods Accepted for Processing as of June 30, 2004"	32,301,371
4.	Bad debts written off as a loss – Attachment No.24 "Breakdown of Bad Debts Written Off as a Loss as of June 30, 2004"	2,439,940
5.	Granted security for obligations and payments – Attachment No.25 "Breakdown of Security for Obligations and Payments Granted as of June 30, 2004"	1,084,762,218
6.	Housing stock depreciation – Attachment No.25a "Breakdown of Cost of Depreciated Off-Balance Fixed Assets as of June 30, 2004"	10,679,134
7.	Leased fixed assets – Attachment No.26 "Breakdown of Cost of Leased Fixed Assets as of June 30, 2004"	36,752,604

General Director of OAO AVISMA	[seal]	V.V. Tetyukhin
Acting Chief Accountant		D.Yu. Sannikov

To Joint-Stock Company Verkhnaya Salda Metallurgical Production Association
1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., 624760, Russia

From ____

____

(Name/Trade Name of the Legal Person)

____

____

(Identification Document Details/Details of Public Registration of the Legal Person)

Address (For Legal Person—Legal Address) ____

____

SHAREHOLDER'S REQUEST FOR REPURCHASE OF THE SHARES BY THE COMPANY

On September 21, 2004 the General Meeting of JSC VSMPO Shareholders passed a resolution on reorganization of JSC VSMPO, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., Russia, via affiliation of JSC AVISMA, Berezniki, Perm Reg., to JSC VSMPO.

In accordance with Clause 1 Article 75 of the Federal Law "On Joint-Stock Companies" the shareholders who either voted against the above-mentioned resolution or did not take part in voting on this issue have the right to request repurchase of all or part of their shares by the Company.

I ____

(Shareholder's or Representative's Name)

voted against the resolution (did not vote on the issue of JSC VSMPO reorganization).

I request to repurchase the ordinary shares of JSC VSMPO owned by myself (legal person) in the quantity of:

- ________ (____ *in full*) shares at the price stated in the Notice on Holding a Special General Meeting of Shareholders.

In the event this request cannot be satisfied in full in view of limitations set forth in Clause 5 Article 76 of the Federal Law "On Joint-Stock Companies", I will request to repurchase the shares in the quantity according to Clause 5 Article 76 of the Federal Law "On Joint-Stock Companies".

The shares are neither arrested nor encumbered.

Payment of the repurchased shares should be made by one of the following ways:

Cash payment   Postal transfer   Bank transfer

Postal Address:

____

Bank Details: ____

____

Shareholder's Signature ______________________________

Approved by: Chairman of the JSC VSMPO Board of Directors   V.I. Brecht

MRI
Rosexpertiza

REPORT ON VALUATION OF SHARES IN THE CAPITAL OF VERKHNYAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION Open Joint Stock Company

No. КД/045-2004

To Managers of the
Verkhnyaya Salda Metallurgical
Production Association Open JSC

Bldg.3, 7 Tikhvinsky Lane, Moscow
Russia127055
Tel. (095) 721-3883, 721-3884
Fax (095) 721-3894, 072-6500
E-mail: rosexp@online.ru

EXPERT REPORT

Dear Sirs,

The "ROSEXPERTIZA" Limited Liability Company, acting under Valuation Contract No KD/045-2004 of July 1, 2004, entered into by and between the "ROSEXPERTIZA" Limited Liability Company and the Verkhnyaya Salda Metallurgical Production Association Open JSC, and the license for valuation business No2000140 of 17 August 2001 issued by the Ministry for Property Relations of the Russian Federation for the period of 3 years, hereby has determined the market value of one common registered share of the

"Verkhnyaya Salda Metallurgical Production Association" Open JSC as of 1 July 2004.
Goal of the valuation is determination of the market value of the "Verkhnyaya Salda Metallurgical Production Association" Open JSC shares as of 1 July 2004 for repurchasing shares by this Company in compliance with the Article 75 of the "On Joint Stock Companies" Federal Law of the RF No208-Ф3 dated 26 December 1995.

For the purpose of this valuation, the Appraiser defined the market value as the most likely price at which the given object of valuation could be disposed in open competitive marketplace provided both parties in the transaction are fully informed and act intelligently, and the transaction price is not affected by any contingencies, i.e. when:

- one of the parties does not have to dispose the object of valuation and the other party does not have to accept performance;
- the parties in the transaction are well aware of the subject of transaction and act in their own interests;
- the object of valuation is offered in the open market as a public offering;
- the transaction price is a reasonable price for the object of valuation and the parties in transaction have not been forced by anybody to conclude the transaction;
- payment for the object of valuation is expressed in monetary terms.

In accordance with the Article 75 of the "On Joint Stock Companies" Federal Law of the RF No 208-FZ of December 26, 1995 the market value of shares has been determined with no regard to its variations caused by the Company's actions that could have resulted in share valuation and repurchasing claim.

Our estimations have been performed in compliance with "On Valuation Business in the Russian Federation" Federal Law of the RF and the "Valuation Standards Mandatory for Appraisers" (approved by the Decree of the Government of the RF No 99,5759 dated 6 July 2001). Therefore, the study included the procedures we found appropriate for use in order to attain the objective assigned under the current conditions.

Based on facts, estimations, assumptions, conditions and opinions, the experts of the "ROSEXPERTIZA" Limited Liability Company have reached the following conclusion.
As of 1 July 2004 the market value of one common registered share of the "Verkhnyaya Salda Metallurgical Production Association" Open JSC amounts to (in rounded figures):

2,119 Rubles and 19 kopecks (Two thousand one hundred and nineteen rubles and nineteen kopecks).

Conclusions and statements in this Report could be fully understood after the Valuation Report is read and the conditions, assumptions, limitations and other data are reviewed.

This Expert Report is an integral part of the Valuation Report. Conclusions and statements in this Report could be fully understood after the Valuation Report is read and the conditions, assumptions, limitations and other data are reviewed. Decision on the value is based on the most accessible manufacturing and economic data provided to us during implementation of this project.

Pursuant to the Valuation Contract concluded, this Expert Report and the Valuation Report attached hereto shall not be distributed or published as well as used for the purposes other than those specified in the Contact without the written consent of the "ROSEXPERTIZA" Limited Liability Company. The "ROSEXPERTIZA" Limited Liability Company shall not be liable in any way for the loss which may be incurred by the Customer or any other party in case of failure to follow this requirement.

The accompanying Report is a document containing information that comprises the trade secret, and it is subject to conditions and requirements applicable to the documents and information of similar kind and of identical contents.

Detailed description of procedures, statements, conditions and conclusions of our analysis is outlined in the Valuation Report brought to Your notice.

Yours faithfully

A.V. Kozlov
Director General
August 2, 2004
Moscow

MRI
Rosexpertiza

REPORT ON VALUATION OF SHARES IN THE CAPITAL OF VERKHNYAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION Open Joint Stock Company

No. КД/045-2004

Date: August 2, 2004
License No 000140 of 08/17/2001

CONTENTS

1. GENERAL

1.1. Statement of Valuation

Appraiser:	Rosexpertiza Limited Liability Company
Appraiser registered address:	11 Masha Porivaeva St., Moscow 107078
Appraiser location:	Bldg.3, 7 Tikhvinsky Lane, Moscow 127055
Customer:	"Verkhnyaya Salda Metallurgical Production Association" Open Joint Stock Company
Valuation basis:	Contract Ns КД/045-2004 dated 1 July 2004
Purpose and objective of valuation:	Determination of the market value of the "Verkhnyaya Salda Metallurgical Production Association" Open JSC shares for repurchasing shares by this Company, which is to be determined with no regard to its variations caused by the Company's actions that have resulted in share valuation and repurchasing claim.
Valuation object:	One common registered share of the "Verkhnyaya Salda Metallurgical Production Association" Open JSC
Valuation date:	July 1, 2004 (The first of July, two thousand four)
Report date:	August 2, 2004 (The second of August, two thousand four)
Report form:	Written
Valuation standards:	"On Valuation Business in the RF" Law, valuation standards mandatory for appraisers approved by the Decree of the Government of the RF No 519 dated July 6, 2001
Abbreviations:	"Verkhnyaya Salda Metallurgical Production Association" Open Joint Stock Company – VSMPA JSC, or Company

1.2. License for Valuation Business

The license for valuation business has been granted to the ROSEXPERTIZA Limited Liability Company under number 000 140 on the 17 August 2001. The license validity shall expire on the 16 August 2004. The agency issued the license: The Ministry for Property Relations of the Russian Federation. The works (services) provided are as follows:

- valuation of titles, other proprietary interests, liabilities/debts and works/services relating to immovable property, exclusive of enterprises as property units, and of aircraft, sea craft, inland navigation vessels, and spacecraft subject to the state registration;

- valuation of titles, other proprietary interests, liabilities/debts and works/services relating to chattels, exclusive of money and securities, and of aircraft, sea craft, inland navigation vessels, and spacecraft subject to the state registration;

- valuation of titles, other proprietary interests, liabilities/debts and works/services relating to the intellectual activity products, including the exclusive right thereto (intellectual property), and valuation of confidential information of commercial value;

- valuation of titles, other rights, liabilities/debts and works/services relating to securities, shares in and contributions to authorized/share capital, and relating to enterprises as property units.

1.3. Appraiser's third party insurance

The policy of the APPRAISER'S third party insurance dated 13 January 2004 has been issued under No43-000231/04 by the "INGOSSTRAKH" Open Insurance Company (License granted by the Ministry of Finance of the RF under No94064 on 28 November 2002) in compliance with "The Rules of Appraisers' Liability Insurance" established by this Company to confirm that the object of insurance under the insurance contract comprises the APPRAISER'S property interest related to his obligation to compensate, in accordance with the procedure specified by the Civil Code of the RF, for damage caused to third parties (victims) in performing the insured activity, in particular:

a) valuation of the immovable property;
b) valuation of machines, equipment and motor vehicles;
c) valuation of intangible assets and intellectual property;
d) valuation of the production facilities (business).

The term of insurance shall start on 1 February 2004 and expire on 31 January 2005.

1.4. Basic Limitations, Terms and Assumptions

Valuation shall be performed as of 1 July 2004 and indicate the condition of the object evaluated as of the valuation date.

The limitations, terms and assumptions outlined in the report make an integral part of the single document, i.e. the Shares Valuation Report.

Conclusions and the statement of value included in the given Report are valid and effective only if provided in full and for the purposes specified in the Report.

The review performed by the Appraiser which is underlying the statement of value does not contain prejudice and is based on the actual data at our disposal.

The data provided by the outside organizations is found by the Appraiser reliable and acceptable for use in analysis. However the Appraiser has not verified the data, therefore, he does not guarantee fully its reliability.

The Appraiser shall not assume responsibility for legal description of the right of ownership to the object of valuation. The right of ownership is valid and meets the requirements of the RF law in force. The rights of ownership evaluated are free from any claims and limitations.

The valuation is based on the data provided by the Customer. Therefore, the valuation-related study has been made on the assumption that there were not any factors held back which could affect the value of the objects of valuation. We shall not be responsible for aftereffects, should such factors be disclosed.

The Appraiser is an independent expert and the amount of his remuneration does not depend on the statement of value included in the present Report.

For the purpose of this valuation, the Appraiser defined the market value as the most likely price at which the given object of valuation could be disposed in open competitive marketplace provided both parties in the transaction are fully informed and act intelligently, and the transaction price is not affected by any contingencies, i.e. when:

- one of the parties does not have to dispose the object of valuation and the other party does not have to accept performance;
- the parties in the transaction are well aware of the subject of transaction and act in their own interests;
- the object of valuation is offered in the open market as a public offering;
- the transaction price is a reasonable price for the object of valuation and the parties in transaction have not been forced by anybody to conclude the transaction;
- payment for the object of valuation is expressed in monetary terms.

1.5. Terms and Definitions

The market value of an object of valuation is the most likely price at which the given object of valuation could be disposed in open competitive marketplace provided both parties in the transaction are fully informed and act intelligently, and the transaction price is not affected by any contingencies.

Values of an object of valuation different from the market value are as follows:

a) **value of an object of valuation with limited market** is the value of the object of valuation which cannot be sold in the open market or relevant sale thereof requires additional cost as compared to the cost required for selling marketable commodities;
b) **replacement cost of an object of valuation** is the cost of erecting an object identical to the object of valuation at market prices as of the valuation date taking account of depreciation;
c) **reproduction cost of an object of valuation** is the cost of erecting an object identical to the object of valuation at market prices as of the valuation date, using identical materials and techniques and taking account of depreciation;
d) **value of an object of valuation as currently used** is the value of the object of valuation estimated on the basis of current conditions and intended use;
e) **investment value of an object of valuation** is the value of the object of valuation estimated on the basis of its cost-effectiveness to a particular individual taking account of investment targets;
f) **value of an object of valuation for purposes of taxation** is the value of the object of valuation estimated to assess the tax base and calculated in compliance with legal and regulatory documents (including inventory value);
g) **liquidation value of an object of valuation** is the value of the object of valuation when the object of valuation is to be disposed within the period that is shorter than the usual exposure term for identical objects;
h) **disposal value of an object of valuation** is the value of the object of valuation equal to the market value of materials which the object includes, plus the cost of disposal of the valuation object;
i) **special value of an object of valuation** is the value for estimation of which the valuation contract or a legal and regulatory document specifies the terms that are not comprised by the concept of the market or any other value identified in the present valuation standards.

Valuation approaches:

- cost-based concept is a set of methods for object valuation based on estimation of cost required for reconstruction or replacement of an object of valuation taking account of depreciation;
- comparative concept is a set of methods for object valuation based on comparison of an object of valuation to identical objects with known transaction values;
- income-oriented concept is a set of methods for object valuation based on estimation of expected income to be received from the object of valuation.

Valuation procedure is a method for calculation of the value of a valuation object using one of the valuation concepts.
Adjustment of valuation results is determination of a final assessed value based on the results obtained using various concepts and methods.
Valuation date is a calendar date as of which the value of an object is estimated.
Price is an amount of money offered or paid for an object of valuation or its analog.
Valuation object analog is any other object identical to the object of valuation in basic economic, material, technical and other characteristics, the price of which is known from the transaction effected under similar conditions.
Term of exposure of a valuation object is a period of time extending from the date the valuation object is offered on the open marketplace (public offering) to the date the object transaction is effected.
Final assessed value of a valuation object is the value of the valuation object resulting from the well-grounded integration by an appraiser of the calculated values of the valuation object using various valuation concepts and methods.
Expert review of the valuation report is a set of arrangements to verify that during the object valuation the appraiser followed the requirements of the laws of the Russian Federation on valuation business and the valuation contract, the information used has been adequate and reliable, assumptions made by the appraiser and use or non-use of valuation concepts have been well-grounded.

1.6. Valuation Procedure

Valuation procedure comprises the following steps:

1. Conclusion of the valuation contract with a Customer.
2. Determination of quantitative and qualitative characteristics of the valuation object.
3. The research of the market for the valuation object.
4. Selection of a valuation method (methods) within each of the valuation concepts and required calculations.
5. Integration of results obtained within each of the valuation concepts and determination of the final value of the valuation object.
6. Drawing up and submission of the valuation report.

1.7. Sources of Information Used

The sources of information used for determination of the value of the valuation object included the founding articles, financial reports of the issuing company: balance sheets, financial statements, accounting forms No3,4 and 5, and other analytical materials.
The financial reports of the issuing company have been drawn up according to the generally accepted accounting principles. All calculations and conclusions have been made by the Appraiser on the assumption that the financial reports adequately indicate the financial standing of the issuing company and may be used for determination of the value of the valuation object.
Besides, we made use of open sources of information that contained economic, social, political, legal, geographic and environmental factors affecting the value of the issuing company.
In addition to the open sources we used specific sources of information: surveys, reports, purpose-oriented selected matters prepared by rating and news agencies such as "PRIME-TASS", "EXPERT RA", "AK&M", ATON, SCRIN, "Emitent", Federal Securities Commission etc.

2. BRIEF REVIEW AND PROSPECTS OF THE INDUSTRY

2.1. General Survey of Nonferrous Metallurgy

According to the Goscomstat of the RF, in 2002 the nonferrous metallurgy accounted for 7.8% of the industrial output in Russia, 0.7% lower than in 2001. The output growth in the nonferrous metallurgy is mostly attributed to mining of gold (111.6% growth in 2002) and other precious metals included by the Goscomstat of the RF in output of the industry. The fact is the world prices of gold, in particular, have increased in 2002 by 20% and those of platinum have grown up by 25%. This factor plus extensive lending of bank loans to gold mines explain the increase in output of precious metals.

About 45% of nonferrous industry is under control of the holding companies such as RusAl, "Base Element", SUAL, "Interros", UPMK.

At present the aluminum industry is represented by two vertically integrated holding companies, i.e. "Russian Aluminum" Open JSC (RusAl) and SUAL Group accounting for above 70% and about 20% of primary aluminum production, respectively.

In compliance with the approval given by Anti-Monopoly Policy Ministry in March of 2001 shares of the following companies have been contributed to the equity capital of the "Russian Aluminum":
- Krasnoyarsk Aluminum Works (66.13% of shares)
- Bratsk Aluminum Works (98.35%)
- Novokuznetsk Aluminum Works (66.0%)
- "Siberian Aluminum" United Company (95.79%)
- Achinsk Alumina Works (54.09%)
- Belaja Kalitva Metallurgical production Association (75.0%)
- Dmitrov Experimental Aluminum Can Band Works (78.51%)
- "Rostar" Aluminum Container Works (100%)
- "Aluminum Construction Structures" Company (100%)
- "Consumer Aluminum Goods" (75.1%)

The unified company has become the world's second biggest aluminum producer next to American "Alcoa". The "Russian Aluminum" Open JSC is responsible for 10% of the world's primary aluminum output and 75% of such output in Russia. 80% of aluminum produced by the plants of the holding company is export-oriented.

The SUAL Group accounts for 20.5% of aluminum, 56.6% of alumina and 88.3% of bauxites produced in Russia, which makes it competitive with the "Russian Aluminum". Huge raw-material base being an advantage of this holding company not only meets its own needs for alumina, but makes it possible to sell some portion of it on the Russian and global markets.

In copper industry of Russia three groups of copper producers could be identified.

The PMK Norilsk Nickel Open JSC is the world's biggest producer of palladium and one of the biggest producers of platinum. It accounts for above 20% of globally produced nickel, above 10% of cobalt and 3% of copper. In the domestic market the PMK Norilsk Nickel is responsible for 52.5% (at 2002 year-end) of pure copper, about 90% of nickel, 95% of cobalt and 25% of gold produced in Russia.

The share of the vertically integrated "Ural Mining and Metallurgical Company" holding in the Russian copper output is about 38.6%.

Remaining 9% of copper is melted by "Kishtim Copper Electrolysis" Closed JSC.

The State as an owner practically plays no role on the nonferrous industry. It controls the Zabaikalsk Mining and Processing Works, Malyshevskoye Mine Group represented by the TVEL Concern (the plants of the concern deal with rare metal ores and traditionally belong in the nuclear industry) and Kolchuginsk Fabricating Works.

Local authorities control a few production facilities in zinc, tin and tungsten sub-industries. They comprise big producers of concentrates: Uchalinsk Mining and Processing Works and "Dalpolymetal" producing zinc concentrate, "Deputatskolovo" and DVGK producing tin concentrate, Tirniauz Mining and Processing Works making tungsten concentrate as well as "Pobedit" JSC, the Russian monopolistic producer of metallic molybdenum and tungsten.

Now foreign companies play minor roles in the nonferrous industry, though they own three plants. Multi-year activities (since 1995) of the Swiss Euromin in Chelyabinsk Electrolytic Zinc Works is a major example of successful operations. The American Russian Grown Found and "FTK Company" Closed JSC control 55% of shares of "Solikamsk Plant" (titanium sub-industry). However recently the interests of participants in share-holding agreement differ.

Managers control a number of key plants in the industry including KMEZ (copper producer), "Electrotsinc" (zinc and lead), "Rjaztsvetmet" (lead and antimony), Novosibirsk Tin Works (tin), VSMPA (titanium rolled products).

Most of the aforementioned works, in turn, acquired respective suppliers of raw materials. The most shining example is the Novosibirsk Tin Works which keeps control over "Hunganolovo" and "Dalolovo" and controls the State block of shares of "Deputatskolovo". In 1998 the control block of shares of the "AVISMA" Open JSC changed its owner for the "VSMPA" ("Verkhnyaya Salda Metallurgical Production Association") Open JSC. At present the "AVISMA" Open JSC and the "VSMPA" Open JSC form the "VSMPA-AVISMA" group of companies and cooperate in the titanium and magnesium market. Managers control the Primorsky Mining and Processing Works, one of the biggest producers of tungsten concentrate, which, in turn, acquired the adjacent Lermontovskaya Ore Mining Company, the works of identical production line.

According to the recent trend major ferrous works purchase nonferrous production facilities. For instance, "Mechel" JSC's purchase of "Yuzhuralnickel", as a nickel supplier for production of stainless and special steels, is a good acquisition.

"Severstal" JSC, another big metallurgical works, created practically from scratch the "Stalmag" JSC, a new production facility which started production of the pyrochlore (niobium-containing) concentrate for manufacturing ferroniobium used in production of special grades of steel.

2.2. Titanium-and-Magnesium Industry

Initial solid research for production of magnesium in the USSR started in Leningrad and Sverdlovsk in the late twenties. In 1935 a pilot plant in Solikamsk produced first lots of magnesium in Russia. In 1941

construction of the Berezniki Magnesium Works was initiated according to the assignment given by the Government.

This new plant was assumed to ensure rapid growth in magnesium output in the USSR. The works was planned to be erected in Berezniki of the Ural area next to large deposits of potassium-and magnesium salts in the Verkhnyaya Kama Field.

First magnesium ingots were melted just in 1943. Production of magnesium in Berezniki has grown for next two decades to significant level. Basically, a new step in development of the Russian magnesium industry started in the fifties which have seen intensive production of titanium.

The need of magnesium for magnesium-thermic operations in production of the titanium sponge is responsible for erection of combined production facilities, i.e. titanium-magnesium works. First lots of Ural titanium were produced in 1960.

Solution of problems related to titanium production processes allowed development of titanium-based alloys with better mechanical properties as compared to commercial titanium. Only such alloys may compete with aluminum alloys, steels and other metallic materials in strength-weight ratio and high-temperature strength.

Intensive research in titanium metallurgy implemented in the USSR made it possible to use it in aircraft and rocket engineering just in 1954.

Magnesium

Magnesium is one of the most frequent elements in the earth crust. It is ranked the sixth next to oxygen, silicon, aluminum, iron and calcium. In nature magnesium is found only in compounds often dissolved in ocean water, salt lakes and water bodies.
About 44% of the world's magnesium consumption is accounted for by production of aluminum alloys which mostly are used in aerospace industry and shipbuilding.
Due to reactivity, magnesium is employed in various chemical processes, for instance, in processes for irreducible and rare metals, in production of components for flares, incendiary shells and air bombs.

Magnesium applications, %


Cast-iron
Modification 1%
Other 4%
Metal
Reduction
1%
Chemical
Industry 4%
Aluminum
Alloys 44%
Desulfurization
13%
Magnesium Alloys

World Magnesium Market

The correlation between variations in production output and various cataclysms and global events is evident. For example, during the World War II the increase in consumption of metallic magnesium was attributed to increment in military production output, namely shell, air bombs, land mines etc. In 1943 global magnesium production reached 238,000 tons, about ten times the figure in 1937. Besides, consumption of the metal in hi-tech industries, such as aircraft and automotive industries, to a great extent depends on the world economic situation. Generally, last decades have witnessed growth in metallic magnesium production, which, according to Nonferrous Metals Statistics, reached 570,400 tons. In 2001 the output has slightly dropped (down to 513,800 tons) and comprised 425,900 tons of primary metal and 87,900 tons of secondary metal.

According to the International Magnesium Association (IMA), at present the world's production of the metal amounts to 415,000 tons, while global demand does not exceed 400,000 tons.

The major producers of magnesium on the global marketplace include Canada, USA, China, Russia, Norway and Israel, combined share of which is 94%.

World's Magnesium Production, %


Kazakhstan 3%
Brazil 1%
Japan 4%
Others 1%
Russia 7%
Norway 7%
China 31%
Israel 7%
Canada 16%
USA 23%

China. At the present time the magnesium production base in China is composed of more than 100 small works of rated yearly capacity of 270,000 tons (30% of global capacity). About 35 facilities have capacity above 3,000 tons per annum and capacity of 30 more facilities ranges from 1,000 to 2,000 tons per annum.
However only 3 Chinese works produce magnesium using magnesium salt electrolysis process. Other facilities use silicon-thermic processing technique which yields final product of lower quality with significant impurity content.
China has huge natural reserves of magnesium raw material amounting to 3.145 billion tons of magnesium carbonate, 78% of which are suitable for metal production. Besides, the country possesses reserves of dolomite ores of more than 4 billion tons and the Chaidamu basin is rich in potassium-and-magnesium ores.

USA. The major producer of metallic magnesium in USA is the Magnesium Corporation of America (Magcorp) having production capacity of 43,000 tons of metal per annum. The company includes electrolytic and liconothermic works.

Russia. Major producers of magnesium in Russia are "AVISMA" VSMPA and Solikamsk Magnesium Works. The works have significant capacity for production of primary metal. However the share of the

works in the world's metallic magnesium output is not large. By global standards, the both Russian plants are medium-size facilities. For instance, the "Solikamsk Magnesium Works" Open JSC with headcount of 3,000 employees may produce yearly about 20,000 tons of magnesium. The major part of output is exported to the Western Europe and America.

Except for the Verkhnyaya Salda Metallurgical Production Association ("Avisma" VSMPA, Perm Oblast) and " Solikamsk Magnesium Works" Open JSC (Perm Oblast), in the former USSR magnesium was also produced by the works in Kalusha (Ukraine), Zaporozhie Titanium-Magnesium Works and Ust-Kamenogorsk Works (Kazakhstan). After disintegration of the Soviet Union the last three plants had to phase out magnesium production.

Production Trends

Of interest is the dynamics of magnesium production for last decades by major producing countries. Production considerably increased in 1995. Later the figures have been stable.

Global Magnesium Production, thousands of tons


600
500
400
300
200
100
0
Primary industry

According to the International Consultative Group on Nonferrous Metals Statistics, till 1995 the world's magnesium output matched the consumption. The situation dramatically changed in 1995. Commissioning of new facilities in China in 1994 caused 10 times increase of magnesium production in this country which reached 93,500 tons. Growth in output in Ukraine (+8%), Russia (+5%), Brazil (+10%), USA (+10%) and Canada (+5%) has been moderate as compared to that in China. In 1995 the world's magnesium production increased by 30% and reached 478,200 tons. Giving way in tough competition with Chinese producers, a number of works in the USA have been shut down. In 1995 primary magnesium production was stopped in Japan and secondary magnesium production was phased out in Austria. Due to activity of the Chinese and, partially, Canadian producers, in 2000 the global magnesium output reached 570,400 tons. In 2001 this figure slightly dropped because of the slump in major consuming industries that followed the events in the USA on 11 September.

Magnesium Consumption

Magnesium is mostly used: for manufacturing of light alloys for aircraft and automotive industries and anti-corrosive protectors on pipes and tanks for petroleum products, as a desulfurization agent in ferrous metallurgy, in precision casting, for manufacturing of hulls of marine vessels and in chemical industry. The major consumer of magnesium products is the aircraft industry.

Many analysts assumed that in 2002 consumption of magnesium would have exceeded 500,000 tons. According to the forecast, in the course of time the global output would have practically matched consumption. However the review of changes in the consumption pattern in some countries leads to the opposite, i.e. probable decrease in global consumption.

No doubt that major magnesium consuming countries include industrialized countries (the USA, Japan, Canada and Russia) which account for about 75% of global metal consumption.

Global Magnesium Consumption, %


Italy 4%
China 4%
Brazil 4%
Germany 6%
France 8%
USA 38%
Russia 10%
Japan 13%
Canada 13%

Trends of decline of production globally observed after terrorism acts in 2001 in the USA unfavorably affected not only the financial standing of major magnesium consumers, but their production outputs as well. Shortly after the American economy has gone into recession, the published figures proved the decline in production output in automotive (by 13%) and aircraft (by 20%) industries. Total demand for goods and services in the USA also started declining. This caused reduction of the metal consumption in industries: in 2001 the USA consumed 95,700 tons of metallic magnesium. The most severe downturn was observed in production of aluminum alloys (-40%) and desulfurizing agents (-32%).

The major magnesium exporters include China, Canada, Russia and the USA. Current tough competition in the magnesium market primarily results from offer of the China-manufactured metal with attractive value for money.

Japan, one of the biggest producers of secondary metal, does not manufacture the primary magnesium, but it is the major importer. In 2001 due to reduction in consumption, import of metallic magnesium to Japan decreased by 12% as compared to 2000 figures and amounted to 33,700 tones (Japan Magnesium Association). If before major importers included the USA, Canada, Russia and China, in recent years China-manufactured magnesium practically forced metal from other countries out of the Japanese market.

Metal Prices

Pricing is worth reviewing separately. Prices result from recent striking unbalance between demand and supply in the magnesium market.

Shortly after the end of the cold war magnesium found applications in civil industries. In early 1990s the price for this metal was ranging from 3,200 and 3,300 US$ per ton.

1995-1996 have seen the most favorable market situation: the price jumped up to 4,500-4,600 US$ per ton. However during this period the market witnessed the first Chinese producers. As already noted, due to commissioning of new production facilities China turned from a magnesium importer into the biggest metal exporter (according to the Chinese Magnesium Association, in 2001 China exported 92.800 tons of magnesium). Since 1995 China has been the major supplier of metallic magnesium on the world's marketplace, producing notable impact on prices. This impact caused the unprecedented fall in prices that in 1995 replaced long-term growth. In the period from 1995 to 1999 prices of magnesium dropped by 50%.

Magnesium Prices per ton


5000
4000
3000
2000
1970
1978
1986
1994
2002

At the end of 2003 the price of magnesium has slightly increased: Chinese producers began to raise prices, awaiting introduction of dumping fees for their commodity in Europe. It had to occur at the end of 2002 but was postponed to the beginning of 2003: the war in Iraq changed the positive trends for the worse. By the end of 2003 the prices for the metal have increased from US$ 1,880-1,980 up to US$ 2,000-2,050 per ton.

From the one hand, the fall in prices in the mid-90s was caused by inadequate production growth rates in consuming industries; on the other hand, it was triggered by great amounts of free metal (China-manufactured) on the marketplace where there was no demand for it.

Titanium

Titanium is the ninth most frequently encountered element in the earth crust. Its reserves account for about 0.6% of the Earth's mass. Mostly, titanium is found in chemical compounds (normally with oxygen or iron), which makes mining difficult to a certain extent. Due to unique properties (high strength-weight ratio, corrosion resistance, melting point etc.) this element found widespread applications, in particular, in hi-tech industries such as military and civil aircraft engineering, space industry, production of automotive engines and components.

Titanium-containing ores such as rutiles, ilmenites and leucoxenes are mineral sources for production of titanium. Rutiles containing from 93 to 96% of titanium dioxide (TiO_2) are the richest minerals; ilmenites contain from 44 to70% of TiO_2, while leucoxene concentrates may contain up to 90% of TiO_2. Only 5% of the titanium ore mined is used for production of titanium, remaining 95% find application in production of paints, plastics, rubber, paper etc. (the white titanium oxide has high refractive and diffusion properties).

Though metallic titanium and titanium dioxide have the same natural raw base (basic titanium-containing minerals include rutile, ilmenite and leucoxene), they are manufactured in different industries (nonferrous

and chemical industries) and distributed in different sectors of the global market (metals and chemical goods). The metallic titanium production process uses the titanium sponge as an in-process product. Initially, the pigmentary titanium dioxide has been manufactured by the sulfate process. Later, there has been developed more efficient and less environmentally hazardous chloride process. Production of metallic titanium uses about 5%, while production of pigmentary titanium dioxide consumes about 90% of titanium minerals mined annually.

In the post-war Soviet Union there has been created a unified titanium production complex based on cooperation between production facilities of Ukraine, Russia and Kazakhstan. Disintegration of the Soviet Union has been followed by disintegration of the single complex for production of titanium and its derivatives into three independent parts.

At present the ore mining and processing in the CIS is almost entirely centered in Ukraine (Volnogorsk and Irshansk Works); addition alloys are produced in Ukraine (Donetsk Chemical and Metallurgical Works) and Tajikistan (Leninabad Rare Metal Works), while the titanium sponge production is distributed between production facilities of Russia (AVISMA Open JSC Titanium and Magnesium Works accounting for 40% of production in the former USSR), Kazakhstan (Ust-Kamenogorsk Titanium and Magnesium Works with 40% share) and Ukraine (Zagorsky Titanium and Magnesium Works with 20% share). Production of titanium ingots and rolled products is almost entirely centered in Russia (Verkhnyaya Salda MPA responsible for 90% of production in the former USSR). The pigmentary titanium dioxide is mostly manufactured in Ukraine (state-owned JSC "Titani" and "Sumikhimprom" Open JSC). Little amount of the product is manufactured in Russia (Solikamsk MagnesiumWorks and others).

Titanium Sponge Production

Titanium sponge is used as an in-process product in production of titanium rolled products. It is obtained by chlorine treatment of titanium minerals which yields titanium tetrachloride to be reduced by the use of molten magnesium. The resultant sponge is leached and remelted to remove impurities and obtain metallic titanium ingots.

As of beginning of 2002 global titanium sponge production capacities were estimated at 102,000 tons per annum. The world's largest titanium sponge production capacities are located in the CIS countries which jointly account for 61.8%.

Distribution of Titanium Sponge Production Capacities in the World as of 01.01.2002, %


China
USA
Japan
Ukraine
17.6%
Kazakhstan
19.8%
Russia
24.5%

The production facilities in Russia allow producing approximately 25 thousand tons (24.5% of the total worldwide production capacity), Kazakhstan – 20 thousand tons (19.6%), and Ukraine – 18 thousand tons (17.6%) of titanium sponge per year. Japan has a little more than a quarter of the world's capacity (26.5%); in this country, titanium sponge is produced by 2 companies: Sumitomo Titanium and Toho Titanium; 8.8% falls on the USA (Timet Company), and 2.9% belongs to China. According to Toho Titanium's estimate, the pressure of titanium sponge production in the world was only 69% in 2001.

Structure of Titanium Sponge World Production, %


Ukraine
8.3%
China Китай
3,3%
Japan
33,8%
USA A
10,6%
Kazakhstanхстан
15,9%
Russia
28,1%

In the 80's, the Soviet Union had a world lead in the production of titanium sponge (approximately 80 thousand tons per year), and almost all its volume was processed at Verkhnaja Salda Metallurgical Production Association (VSMPA) into titanium rolled stock which was used domestically in the military-industrial complex, aerospace industry and in other branches of industry.

After breakup of the Soviet Union, disintegration of the country's titanium industry occurred. Partly due to this reason and mainly due to the economic depression which followed the breakup of the Soviet Union, the demand for non-ferrous metals dramatically dropped in the post-Soviet area, which caused a significant downfall of titanium sponge production.

The only producer of titanium sponge in Russia is OAO Avisma Titanium-Magnesium Works (town of Berezniki in Perm region). Approximately 88% of the plant's products are supplied to VSMPA (town of Verkhnaja Salda in Sverdlovsk region) which processes titanium sponge into titanium rolled stock used in aerospace, oil and gas industries, shipbuilding industry and in many other industries. Avisma is the world's leading company producing spongy titanium. In 2002, despite aggravated situation in the world market due to diminution in the demand for titanium on the part of civil aviation, which is one of the basic titanium-consuming market niches, Avisma managed to increase the sponge production volumes by 6%, i.e. up to 22.6 thousand tons.

The major importers of spongy titanium from Russia in 2002 were UK, Germany and Switzerland – these three countries imported 70.4% of all Russian supplies abroad. However, if the specific weight of UK and Germany has doubled, Switzerland, on the contrary, has reduced its share twice as much. Supplies of titanium sponge to Japan have also been significantly (14 times) reduced, and as a result, the share of this country has dropped from 23,8% in 2001 to 3.3% in 2002. The volume of exports of Russian sponge to Ukraine has grown up 5.7 times being 320.4 tons in 2002.

Structure of Russian Exports of Titanium Sponge by Countries in 2001-2002, %


50
45
40
35
30
25
20
15
10
5
0
UK
Germany
Switzerland
Ukraine
Sweden
Japan
Others
2001 г.
2002 г.

Geographical Structure of Russian Exports of Titanium Sponge in 2001-2202

Importing Country	2001		2002	
	tons	US$ thousand	tons	US$ thousand
UK	578.3	1,819.2	658.1	2,245.5
Germany	586.5	2,200.6	625.3	2,344.1
Switzerland	2,242.1	11,857.3	586.7	3,050.6
Ukraine	56.5	139.2	320.4	935.1
Sweden	180.0	768.1	240.0	1,173.4
Japan	1,221.3	6,698.3	86.5	583.6
Others	274.4	1,265.9	138.2	652.4
Total	5,139.1	24,748.7	2,655.1	10,984.7

In Ukraine the production of titanium sponge is concentrated in Zaporozhye Titanium-Magnesium Works (town of Zaporozhye), and before breakup of the Soviet Union it was approximately 15 thousand tons per year (at the capacity of 18 thousand tons per year), and again all sponge was supplied to VSMPA from where part of titanium ingots was brought back to be processed into sheets, pipes, castings. Following the breakup of the USSR, production of the sponge at ZTMW was dramatically reduced, and by 1994, during the economic recession, it was stopped altogether. In October 1998, the Ukrainian producer of titanium sponge, after being reconstructed, resumed the production at a restricted scale. However, the use of available capacities remains up to now at a quite low level being 33%-34%.

In Kazakhstan the titanium sponge is produced at Ust Kamenogorsk Titanium-Magnesium Works (UKTMW) which during existence of the Soviet Union produced up to 45 thousand tons of the sponge per year. The latter was also processed at VSMPA into titanium rolled stock. The plant received raw materials from Ukraine. After quitting the Soviet Union, Kazakhstan started importing the raw materials for production of the sponge from western countries, basically from Canada, and then the country started developing its own deposits of titanium-containing ore. Due to financial support of the Belgian company "Speciality Metats" which acquired control over the plant in consequence of privatization processes, the

UKTMW was subjected to a complete reconstruction. After the decline which continued up to 1996, the plant started gradually increasing the production.

Production of Titanium Rolled Stock

To produce titanium metal, less than 5% of yearly extracted titanium minerals is used. The most high-grade raw material is used, i.e. natural or synthetic rutile. Production of the metal is based on reduction of titanium tetrachloride (TJCI4) with magnesium or sodium. At first they produce titanium sponge (spongy titanium) - an intermediate product which is badly contaminated by unreacted reducer and other impurities. After decontamination, the sponge is remelted into massive metal.

The general economic growth of industrially developed countries started in 1995 and successes in expansion of the field of application of titanium conditioned a gradual growth in the titanium industry. Beginning from 1995, all producer countries increased output of metallic titanium, but its production started decreasing since 1997. The main reason for titanium production decrease in 1998-1999 was reduction in the demand for the metal on the part of aerospace industry.

The terrorist attacks in the USA in September 2001 were followed by a dramatic drop in the aircraft industry: reduction and delays in orders for aircraft and equipment and, as a result, decline in production for the world's leading titanium producers.

The major concern of titanium metal producers is currently development of new fields of application for their products. Titanium costs several times more expensive than aluminum, that is why plant owners seek for new, less expensive methods of production which will help make their products more attractive for various types of markets. Now titanium has become widely used in producing engines for racing cars. More than 95% of the world production of titanium ingots is located in USA, Japan and CIS countries; only 3.6% of the capacities is located in Europe.

Rolled titanium production in Russia is mainly concentrated at Verkhnaja Salda Metallurgical Production Association (VSMPA). After breakup of the Soviet Union, two of the three enterprises supplying titanium sponge to VSMPA (UKTMW and ZTMW) turned out to be in foreign lands. The VSMPA began facing problems associated with raw materials supplies which were resolved after the VSMPA had bought out from Menatep the majority interest in Avisma and created the vertically integrated corporation "VSMPA-Avisma". Within the framework of this corporation, titanium sponge produced at OAO Avisma has started to be supplied to VSMPA on a primary basis. The problems associated with marketing of rolled titanium due to a dramatic reduction of domestic consumption were partially resolved by way of VSMPA reorientation to foreign markets, which was favored by the business environment of 1995-1997 when there was a tendency to a considerable increase in production of civil aircraft by the Boeing Company.

In 2002 compared to 2001, Russian export of this type of products reduced by 13.3% in physical terms, and by 22.3% in value terms due to reduction of purchases on the part of foreign companies belonging to the aerospace industry, the principal consumers of titanium products. As a result, the share of exports in the total volume of rolled titanium production decreased from 81.1% in 2001 to 74% in 2002.

The commodity pattern of rolled titanium exports from Russia is prevailed by titanium bars, wires and sections. The share of exports of this subgroup in 2002 was 78.6% in physical terms increasing by 2.6 percentage points as compared to 2001. As far as the value terms are concerned, the specific weight of round stock and sections was somewhat less than in physical terms due to the fact that the prices for this type of products were considerably lower than for other types of exported titanium products. In 2001 it was 62.2%, and in 2002 it was 63.5%. Another type of products which are widely exported are flat-rolled

titanium products: plates, sheets, strips, tape and foil. Here, as in the following two subgroups, the situation is contrary: the specific weight in value terms is higher than that in physical terms.

In 2002 the average contract prices went down for bars, wires, sections (by 12.2% as compared to 2002) and for flat-rolled titanium products (by 5,7%). On the other hand, more expensive pipes and other titanium products were supplied to foreign countries in 2002 at prices higher by 4.3% and 7.5% respectively compared to 2001.

Dynamics of Russian Exports of Rolled Titanium in 2001-2002

Types of Rolled Titanium	2001		2002		Average Price in 2002, US$/t
	tons	US$ thousand	tons	US$ thousand	
Bars, sections and wires	9,798.1	121,573.6	8,787.9	95,761.8	10,897.0
Plates, strips, sheets or tapes and foil	2,154.3	43,804.9	1,836.5	35,227.7	19,182.2
Pipes and tubes	532.6	12,439.7	223.5	5,444.7	24,365.4
Other titanium products	403.4	16,458.5	329.1	14,432.5	43,849.9
TOTAL:	**12,888.4**	**194,276.7**	**11,176.9**	**150,866.6**	**13,498.0**

Currently the geography of Russian export supplies of titanium rolled stock is quite extensive; it is exported from Russia to more than 40 countries of the world. The largest importers are Japan, USA and Taiwan. The share of these three countries in 2002 was 68.3% of the total export volume (in 2001 it was 60.3%). However, in 2002 out of the three leaders only Taiwan increased the volumes of rolled titanium supplies from Russia both in physical and value terms. Japan, on the contrary, decreased import of the Russian rolled metal considerably, especially, in value terms (by 55.2%), which means redirection of its purchases towards cheaper products. The USA in 2002 insignificantly reduced the physical volume of rolled titanium supplies from Russia (by 4.7% as compared to 2001), but at the same time there was a dramatic increase (by 78.1%) in money terms.

Russian Exports of Titanium Rolled Stock by Countries in 2001-2002

Importing Country	2001		2002	
	tons	US$ thousand	tons	US$ thousand
Japan	4,039.7	65,802.1	3,402.7	29,465.9
USA	2,332.7	19,454.0	2,223.0	34,651.5
Taiwan	1,395.6	11,380.6	2,004.2	17,505.5
Germany	870.8	18,963.3	784.4	16,103.9
France	931.6	18,557.1	406.0	10,167.8
Netherlands	689.0	9,105.7	394.5	4,889.9
UK	444.1	11,108.1	358.4	9,438.9
China	293.0	6,643.3	337.4	3,771.6
Israel	80.2	1,638.5	246.9	4,994.1
Austria	604.3	11,497.1	223.1	3,430.0
Luxembourg	127.3	1,938.8	162.4	2,505.5
Ukraine	102.8	2,011.5	154.8	3,357.8
Italy	423.7	4,943.1	116.9	1,215.2
India	305.7	5,493.8	9.6	455.3
Others	247.7	5,739.7	352.6	8,913.9
TOTAL:	**12,888.4**	**194,276.7**	**11,176.9**	**150,866.6**

Production of Pigment Titanium Dioxide

To produce pigment titanium dioxide, approximately 90% of yearly extracted titanium minerals is used. Titanium dioxide plays a leading role in the group of white pigments and is widely used in paint-and-varnish and paper industries, in manufacture of plastic materials and rubber technical goods as well as has a number of other fields of application.

The worldwide capacities for producing pigment titanium dioxide are approximately 4,300 thousand tons per year, and the major share falls on the USA and European countries. The characteristic feature of the titanium dioxide market is concentration of larger portion of production within 5 companies, such as DuPont, Mittenium, Kerr-McGee, Hunstsmann Tioxide and Kronosa which altogether produce 76% of all pigment titanium dioxide. About 40% of the world's pigment is produced according to the sulphate technique, and 60% - according to the chloride technique.

According to IBMA Company (USA), the share of the USA is around 33% of the total consumption of titanium dioxide, the share of Western Europe countries is 33%, of Asian region countries – 25% and others – 9%.

Annual volume of consumption of pigment titanium dioxide is estimated at a level of 4 million tons, and the structure of consumption is estimated as follows:

- the share of paint-and-varnish materials producers is 59%;
- production of plastic materials – 20%;
- production of laminated paper – 13%.

In the forthcoming years it is expected that consumption of titanium dioxide in manufacture of laminated paper will be growing by leaps and bounds, approximately by 5-6% per year and plastics – by 4%; production of paint-and-varnish materials will face a lesser growth – by 1.8-2% per year.

In the CIS countries, manufacture of pigment titanium dioxide is very poorly developed. Only Ukraine possessing the required raw materials base has the capacities to produce this product which can be compared to the capacities of some other countries (Norway, Poland, Slovenia, Brazil, Malaysia and others) not being the world leaders in the titanium pigment market. According to the experts, the aggregate volume of production (Russia and Ukraine) of pigment titanium dioxide is 90-100 thousand tons per year, including Russia's share of about 8-10 thousand tons.

Ukraine. The share of Ukrainian producers applying the sulphate method in the world production is 2.4%, out of them 1.4% falls on the State Joint-Stock Corporation "Titan", 1% falls on OAO Sumykhimprom. The total capacities of the two enterprises were 100 thousand tons as of beginning of 2002. OAO Sumykhimprom supplies its products mainly to Russia and to the domestic market. The State Joint-Stock Corporation "Titan" is basically oriented for exports to foreign and CIS countries.

In Russia pigment titanium dioxide is produced in restricted volumes by the following companies:

- OAO "The Solikamsk Magnesium Works" (having the production capacity of 300 tons per month);
- OAO "AVISMA" (about 300 tons per month);
- OOO "Spektr" – a subsidiary of the Volgograd AO "Khimprom" (around 60-70 tons per month).

In 2002 titanium dioxide was steadily produced by OAO "The Solikamsk Magnesium Works" and OOO "Spektr". OAO "AVISMA" produced titanium dioxide only in the period from May to the end of August, and then it had to stop production due to economic unfeasibility. There are capacities to produce titanium dioxide at OAO "The Chelyabinsk Paint-and-Varnish Works" (OAO Chelak) but manufacture of this product is currently stopped.

Since Russia is not a large producer of titanium dioxide, its exports of this type of products is very insignificant.

In 2002 the pigment titanium dioxide was exported from Russia mainly to Kazakhstan (53.1% of the total volume of supplies), China (17,5%), Yugoslavia (11.8%) and Ukraine (11.6%). Such countries as Turkey, Tadjikistan, Sweden and Kirghizia the share of which in 2001 was 45.9% of the total volume of Russian exports abandoned purchasing this product in Russia.

3. INFORMATION ON THE COMPANY

3.1. Background

OAO "The Verkhnaja Salda Metallurgical Production Association" (VSMPA) is the world's largest integrated manufacturer of products from titanium, aluminum, magnesium, nickel alloys and steels. VSMPA's products are used in aerospace, energy, automobile, medicine, chemical, shipbuilding industries and architecture.

VSMPA's history begins since 1933 when the works producing aluminum and magnesium alloys was commissioned in the Moscow region. In 1941, with warfare approaching Moscow, the works was evacuated to the Urals to the town of Verkhnaja Salda where during the Great Patriotic War it fully provided aviation with its products.

In late 50s, with creation of jet aviation, outer space exploration and appearance of great demand for products from titanium alloys, the works reconstructed its operation and arranged production of titanium semi-products. In 1957 the first titanium ingot was made, and since 1958 full-scale production of primary titanium was started.

During the period from 1957 to 1990 VSMPA considerably increased the production volumes as during these years the association was the only supplier of titanium for the Soviet aerospace and military industry.

In 1991 VSMPA produced titanium ingots by 50% more than USA, Europe and Japan taken all together.

In early 90s, due to reduction of the military budget and a dramatic drop in the demand for domestic aircraft on the part of the civil aviation, the internal demand for titanium went down 20-30 times, and for aluminum – 5-6 times, which brought the Company on the verge of bankruptcy.

The desire to save the works which was by that time a city-forming enterprise with a high scientific and industrial potential induced the new management of VSMPA to take a strategic decision, namely start diversification of production as well as expand the market outlets producing titanium not only for military use in the domestic market but also products for export.

The set task was aggravated by the fact that composition of titanium alloys produced abroad was different from that used in the Russian aviation industry. A reconstruction of the equipment was carried out, new technologies were developed, which allowed production of titanium products with that quality which was required by foreign customers.

As a result, it was possible to increase the volume of export supplies 6 times as much during the period from 1993 to1997.

The main strategic element of coming out to external markets was the program of the Company products certification by potential foreign buyers. The Company also invested money in modernization of the production process, in particular, in the quality control system. The quality of VSMPA's products has been approved by more than 120 quality certificates, including certificates from largest manufacturers of aircraft and their suppliers.

In 1998 VSMPA bought out the shares of OAO AVISMA, the world's largest producer of titanium sponge and one of the largest European producers of magnesium and its alloys; the VSMPA-AVISMA corporation was created with the common corporate management.

Now the VSMPA-AVISMA group is the largest producer of titanium sponge and rolled stock, magnesium and magnesium alloys. Judging by financial effectiveness, the group of companies ranks among the 50 best enterprises in Russia. The VSMPA-AVISMA group has such customers as the following aircraft-building companies: Airbus, Boeing, Embraer, GE Aircraft Engines, Snecma, Pratt&Whitney, Rolls-Royce.

VSMPA's operation is aimed at increasing the share of products with higher added value in the total volume of production: thin titanium sheet, welded thin-walled titanium pipes, forgings. In addition, the works has been configured to produce unconventional products, such as wheels, dishware, heat-exchange equipment from titanium, gas-cleaning production systems, construction business is under development.

More than 64% of the Company's titanium products is exported basically for use in the aerospace industry of the USA and Europe. VSMPA cooperates with more than 260 firms from 39 countries of the world.

3.2. General Information on the Company

The full (abridged) commercial name of the Company in Russian is "Otkrytoye aktsionernoye obsgcgestvo *Verkhnesaldinskoye metallurgicheskoye proizvodstvennoye ob'edineniye*" (OAO VSMPA).

The full (abridged) commercial name of the Company in English is VERKHNYAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION Joint Stock Company (VSMPA).

The previous full and abridged commercial name of the Company is Joint Stock Company of open type "Verkhnaja Salda Metallurgical Production Association" (AOOT "VSMPA"). Date and grounds for changing the name: Resolution of the general meeting of shareholders dated 14.06.1996 and Ordinance of the head of administration of the town of Verkhnaja Salda No. 250-д dated 26.06.1996.

Taxpayer ID number (ИНН): 6607000556.

Legal address: Russia, Sverdlovsk region, Verkhnaja Salda, 1 Parkovaya Str.

Postal address: 624760, Russia, Sverdlovsk region, Verkhnaja Salda, 1 Parkovaya Str.

Phone / fax number: (34345) 2-13-60, 5-20-05 / 2-47-36.

E-mail: shavahmetova@VSMPA.ru

Official web site: www.VSMPA.ru.

3.3. Company's State Registration Information and Availability of Licenses

Legal entity state registration number: 162 И-ВИ.

Date of state registration: 18.02.1993.

Name of authority which has carried out the state registration: administration of the municipal formation "Verkhnyaya Salda region".

Principal legal entity state registration number: 1026600784011.

Name of registration authority (in accordance with the data specified in the certificate of making the entry in the Unified Public Register of legal entities on a legal entity registered before 1 July 2002): Regional Inspection of the Ministry of Taxation of the Russian Federation No.3 in charge of Sverdlovsk region.

Date of making the entry: 11.07.2002.

As of the date of valuation, VSMPA has licenses for the following activities (Table 3.1):

Table 3.1

License No.	Date of Issue	Validity Period	Authority Issuing License	Types of Activities
ТВ 6476	13.09.2002	up to 13.09.2007	RF Ministry of Press and Information	TV broadcasting
Б 302358	25.09.1998	up to 17.12.2004	Division of RF Federal Security Service in charge of Sverdlovsk region	Performance of operations associated with using information constituting the state secret
Б 302766	17.12.2001	up to 17.12.2004	Division of RF Federal Security Service in charge of Sverdlovsk region	Performance of activities and rendering of services in the field of the state secret protection
Д 120275	25.07.2001	up to 25.07.2004	RF Construction Committee	Construction of buildings and facilities
63-КА-1535	23.11.2000	up to 23.11.2005	Gosgortekhnadzor of Russia, Ural Department	Training of personnel for basic professions of metallurgical enterprises
63-ПМ-000410	06.02.2004	up to 06.02.2009	Gosgortekhnadzor of Russia, Ural Department	Carrying out of underground surveys (watching the state of mining allotments and justification of their boundaries; keeping mining graphic documentation; record and justification of volumes of mining developments)
63-КА-1462	13.08.2001	up to 13.08.2006	Gosgortekhnadzor of Russia, Ural Department	Training of managers, specialists and personnel for gas facilities
10509/910009	14.03.2003	up to 14.03.2006	Nizhni Tagil Customs	For creating a temporary storage warehouse
10509/0027	23.10.2002	up to 23.10.2005	Nizhni Tagil Customs	For creating customs storage warehouse
СТ-68	18.01.2002	up to 18.01.2007	Gosgortekhnadzor of Russia, Ural Department	Installation of gas-distributing points and units for pipelines and gas equipment of industrial, agricultural enterprises and industrial and public services
63-ПР-1174	04.09.2000	up to 04.09.2005	Gosgortekhnadzor of Russia, Ural Department	Projecting metallurgical plants and facilities
Д 086713	26.12.2001	up to 26.12.2004	State Committee for construction and housing complex	Manufacture of building structures and materials affecting the bearing capacity of buildings, constructions and environment
сер РТИ 72 No071386	24.12.2001	up to 31.12.2004	Sverdlovsk department of transport inspection	Activities on motor roads and road buildings

License No.	Date of Issue	Validity Period	Authority Issuing License	Types of Activities
Б 813989	16.08.2001	up to 16.08.2006	Sverdlovsk regional committee for licensing and accrediting health service	Pharmaceutical activities
63-ЭК-1532	23.11.2000	up to 23.11.2005	Gosgortekhnadzor of Russia, Ural Department	Production of ferroalloys, special steels, nonferrous metal alloys, sheet and rolled sections, pipes
63-PT-1534	23.11.2000	up to 23.11.2005	Gosgortekhnadzor of Russia, Ural Department	Repair of melting facilities and equipment of metallurgical plants and units
63-MT-1533	23.11.2000	up to 23.11.2005	Gosgortekhnadzor of Russia, Ural Department	Installation (commissioning) of melting facilities and equipment of metallurgical plants and units
63-ЭК-874	21.07.2000	up to 21.07.2005	Gosgortekhnadzor of Russia, Ural Department	Development of mineral deposits, open-cast mining
УО-03-209-0606	10.09.2001	up to 10.09.2004	Gosgortekhnadzor of Russia, Ural Department	Operation and storage of items containing radioactive agents
Г 626604 073	10.10.2001	up to 10.10.2004	Gosgortekhnadzor of Russia, Ural Department	Procurement, processing and selling of nonferrous scrap
Г 626603 073	10.10.2001	up to 10.10.2004	Gosgortekhnadzor of Russia, Ural Department	Procurement, processing and selling of iron-and-steel scrap
Б 420448	28.12.2001	up to 28.12.2004	RF Federal Service for hydrometeorology and environmental monitoring	Operations and services in the domain of hydrometeorology and adjacent fields
сер ГСЭН-69 No0001143	12.11.2001	up to 12.11.2004	Gosgortekhnadzor of Sverdlovsk region	Activities associated with agents of infection
CBE No01256	23.09.2002	up to 01.07.2027	General Office for natural resources and environmental protection attached to the Ministry of Natural Resources of Russia in charge of Sverdlovsk region	Use of natural resources
CBE No00330	11.03.2002	up to 11.03.2007	Department of natural resources in charge of Ural area	Use of water

License No.	Date of Issue	Validity Period	Authority Issuing License	Types of Activities
Д 378805	28.07.2003	up to 27.06.2008	RF Ministry of Energy	Storage of oil, gas and associated products
PPC-63-00047	07.07.2003	up to 7.07.2008	Gosgortekhnadzor of Russia, Ural Department	Manufacture and use of vessels and devices under pressure according to the attached list of austenitic and carbon steels, titanium and aluminum alloys
cep. PЭA-PNo0118	18.06.2003	up to 31.12.2005	Concern Rosenergoatom	Certificate for accrediting and recording in the register of potential suppliers of Concern Rosenergoatom
Э-6-031202-499	12.03.2002	up to 12.03.2005	RAO UES of Russia	Certificate for accrediting an enterprise manufacturing equipment for electric-power industry facilities
YO-12-106-0450/01	04.05.2001	up to 01.05.2004[1]	Ural Regional Department of GosAtomNadzor of Russia	Manufacture of equipment for facilities and complexes with commercial reactors specified in this license conditions
YO-11-101-0774	20.08.2002	up to 01.10.2006	Ural Regional Department of GosAtomNadzor of Russia	Design engineering of equipment for nuclear stations
YO-1 2-1 15-0787	12.09.2002	up to 20.09.2007	Ural Regional Department of GosAtomNadzor of Russia	Manufacture of equipment for facilities, complexes, installations with nuclear materials intended for production, processing, transportation of nuclear fuel and nuclear materials
63-CT-68	18.01.2002	up to 18.01.2007	Gosgortekhnadzor of Russia, Ural Department	Construction of gas-distributing points and units for pipelines and gas equipment of industrial, agricultural enterprises and industrial and public services
YO-1 2-1 01 - 0786	12.09.2002	up to 20.09.2007	Ural Regional Department of GosAtomNadzor of Russia	Manufacture of equipment for nuclear stations
A 118095	18.01.2002	up to 18.01.2007	Gosgortekhnadzor of Russia, Ural Department	Construction of gas-distributing points and units for pipelines and gas equipment of industrial, agricultural enterprises and industrial and public services
CBE 01114	07.09.2001	up to 31.12.2005	Uralgeokom	Right for development of an area of the peat deposit Ozerskoye

Source: quarterly report on securities of OAO VSMPA for 1st quarter of 2004

[1] According to the Company management, License No. yo-12-106-0450/01 has been renewed for 3 years.

3.4. Structure of Governing Bodies

1. General Meeting of Shareholders

Competence:

1) Introduction of alterations and additions into the Articles of Association or approval of the Articles amended (except as stipulated in par.2-5 cl.12 of the Federal Law "On Joint-Stock Companies");
2) Reorganization of the Company;
3) Liquidation of the Company, assignment of liquidation commission and approval of intermediate and final liquidation balance sheets;
4) Determination of the numerical strength of the Board of Directors, election of its members and early termination of their authorities;
5) Election of the one-person executive body;
6) Early termination of the powers of the one-person executive body;
7) Determination of the numerical strength of the Audit Commission, election of the Audit Commission and early termination of its powers;
8) Approval of the Company's auditor;
9) Determination of quantity, nominal value, category (type) of authorized shares and the rights empowered by these shares;
10) Increase of the authorized capital of the Company by way of increasing the share denomination;
11) Increase of the authorized capital of the Company by way of placing additional shares as provided for by the Federal Law and the Articles of association;
12) Increase of the authorized capital of the Company by way of placing additional shares to the extent of quantity and categories (types) of authorized shares on account of the Company's equity when placement of additional shares is carried out by means of distributing them between the shareholders if the Board of Directors has not reached unanimity on this issue;
13) Decrease of the authorized capital of the Company by way of decreasing the share denomination by means of acquiring a part of the shares by the Company with a view to reducing their total number as well as by means of retiring acquired and bought out shares by the Company (shares at the disposal of the Company);
14) Approval of annual reports, annual financial statements including profit-and-loss reports (profit-and-loss accounts) of the company as well as distribution of profits, including payment (announcement) of dividends, and losses of the Company according to the results of the financial year;
15) Determination of the rules of order of the General Meeting of Shareholders;
16) Splitting and consolidation of shares;
17) Making decisions on approval of transactions as provided for in cl.83 of the Federal Law "On Joint-Stock Companies";
18) Making decisions on approval of large-scale transactions as provided for in par.2 cl.79 of the Federal Law "On Joint-Stock Companies";
19) Making decisions on approval of large-scale transactions as provided for in par.3 cl.79 of the Federal Law "On Joint-Stock Companies";
20) Making decisions on participation in holding companies, financial industrial groups, associations and other incorporations of commercial organizations;
21) Approval of the internal documentation regulating activities of the Company's bodies;
22) Making decisions on remuneration and (or) compensation for the expenses of the Audit Commission associated with performing its duties during the period of these duties; establishing amounts of such remuneration and compensations;

23) Making decisions on remuneration and (or) compensation for the expenses of the members of the Board of Directors associated with performing their functions as members of the Board of Directors during the period of these functions; establishing amounts of such remunerations and compensations;
24) Making decisions on remuneration at the cost of the Company's fund for the expenses associated with preparation and holding of the Extraordinary General Meeting to persons and bodies initiating such General Meeting;
25) Determination of the list of documents which are mandatory to be kept in the Company;
26) Other issues assigned by the Federal Law to the competence of the General Meeting of Shareholders.

The General Meeting is not entitled to consider issues and take decisions on them which have not been assigned by the Federal Law and the Articles of Association to its competence.

The General Meeting is not entitled to take decisions on issues not included into the agenda of the General Meeting and alter the agenda.

2. Board of Directors

The Board of Directors has overall charge of activities of the Company, except for solving the issues assigned by the Federal Law and the Articles of Association to the competence of the General Meeting of Shareholders.

Competence:
1) Determination of priority trends in activities of the Company;
2) Convening of annual and extraordinary General Meetings of Shareholders, except for cases described in par.8 cl.55 of the Federal Law "On Joint-Stock Companies";
3) Approval of the agenda of the General Meeting of Shareholders;
4) Establishing the date for making a list of persons having the right to take part in the General Meeting of Shareholders, and other issues assigned to the competence of the Board of Directors pursuant to the provisions of Chapter VII of the Federal Law "On Joint-Stock Companies" and associated with preparation and holding of the General Meeting of Shareholders;
5) Prior approval of annual reports of the Company;
6) Increase of the authorized capital of the Company by way of placing additional shares to the extent of quantity and categories (types) of authorized shares on account of the Company's equity when placement of additional shares is carried out by means of distributing them between the shareholders;
7) Increase of the authorized capital of the Company by way of placing additional shares to the extent of quantity and categories (types) of authorized shares by means of public subscription for ordinary shares to the number being 25 and less per cent of the previously placed ordinary shares;
8) Increase of the authorized capital of the Company by way of placing additional shares to the extent of quantity and categories (types) of authorized shares by means of public subscription for preference shares;
9) Placement of additional shares at the cost of the Company's equity when such placement of additional shares is carried out by way of distributing them between the shareholders;
10) Placement of bonds not to be converted into shares and other emission securities not to be converted into shares;
11) Approval of a decision on issuing securities, a prospectus of securities, a report on the results of the securities issued, introduction of amendments into them;
12) Determination of the price (money value) for the equity, the price for placement and buying out of emission securities as provided for by the Federal Law "On Joint-Stock Companies";

13) Acquisition of shares placed by the Company pursuant to par.2 cl.72 of the Federal Law "On Joint-Stock Companies";
14) Acquisition of bonds and other securities placed by the Company as provided for by the Federal Law "On Joint-Stock Companies";
15) Approval of the report on the results of acquisition of shares acquired pursuant to par.1 cl.72 of the Federal Law "On Joint-Stock Companies";
16) Recommendations to the General Meeting of Shareholders in terms of amounts of remunerations and compensations paid to the members of the Audit Commission of the Company;
17) Determination of the size of payment for services rendered by the auditor of the Company;
18) Recommendations to the General Meeting of Shareholders in terms of amounts of dividends on shares of all categories and the procedure of paying them;
19) Recommendations to the General Meeting of Shareholders in terms of the procedure for distributing profits and losses of the Company based on the results of the financial year;
20) Use of the reserve capital and other funds of the Company;
21) Approval of internal documents of the Company, except for the internal documents regulating activities of the Company's bodies approved by resolution of the General Meeting as well as other internal documents of the Company the approval of which is assigned by the Articles to the competence of the one-person executive body of the Company, introduction of amendments into these documents;
22) Creation and liquidation of affiliates, opening and closing of the Company's representative offices, approval of provisions on affiliates and representative offices, introduction of amendments into them; assignment of managers of affiliates and representative offices and termination of their powers;
23) Introduction into the Articles of Association of alterations associated with creation of affiliates, opening and closing of representative offices of the Company;
24) Approval of large-scale transactions as provided for in Chapter X of the Federal Law "On Joint-Stock Companies";
25) Approval of transactions as provided for in Chapter XI of the Federal Law "On Joint-Stock Companies";
26) Approval of the registrar of the Company and terms and conditions of agreement signed with it as well as cancellation of the agreement;
27) Making decisions at any time on auditing the financial and economic activities of the Company;
28) Defining a person authorized to sign an agreement on behalf of the Company with the one-person executive body;
29) Determination of the list of documents which are mandatory to be kept in the Company;
30) Approval of the agreement signed with the person exercising the authority of the one-person executive body of the Company;
31) Making decisions on suspension of the authority of the one-person executive body of the Company;
32) Other issues stipulated by the Federal Law "On Joint-Stock Companies" and the Arcticles of Association.

The issues assigned to the competence of the Board of Directors must not be remitted to the executive body of the Company.

3. One-Person Executive Body (Director General)

Management of the Company day-to-day operation is carried out by the Director General (one-person executive body of the Company).

The one-person executive body is accountable to the General Meeting of Shareholders and the Board of Directors.

The competence of the Director General includes all issues of day-to-day operation of the Company, except for the issues assigned to the exclusive competence of the General Meeting of Shareholders and the Board of Directors.

The Director General arranges execution of the decisions taken by the General Meeting of Shareholders and the Board of Directors.

The Director General acts on behalf of the Company without the power of attorney, including:
- exercises operational management of the Company activities;
- has the right of first signature in financial documents;
- disposes of the Company's equity with a view to providing its day-to-day operation within the limits established by the Articles;
- represents the interests of the Company both inside the Russian Federation and outside the country including in foreign states;
- approves the personnel, concludes employment agreements with employees of the Company, assigns rewards to these employees and imposes penalties on them;
- makes transactions on behalf of the Company, except for the cases provided for by the Federal Law "On Joint-Stock Companies" and the Articles of Association;
- issues powers of attorney on behalf of the Company;
- opens the Company's accounts in banks;
- arranges accounting procedure and statements of the Company;
- issues orders and gives instructions which shall be subject to compulsory implementation by all employees of the company;
- performs other functions required for achieving goals of the Company activities and providing its normal operation in accordance with the applicable laws and the Articles, except for the functions assigned by the Federal Law "On Joint-Stock Companies" and the Articles to other managerial bodies of the Company.

The Director General is elected by the General Meeting of Shareholders for the period of 4 years.

3.5. Organizational Arrangement of the Company

As of 07.01.2004 there are 15,434 employees at OAO Verkhnaja Salda Metallurgical Production Association.

As of 07.01.2004 OAO VSMPA includes the following affiliated and subsidiary business entities.

Full (Abridged) Commercial Name of Company's Affiliated Entity	Location of Company's Affiliated Entity	Company's Ownership Interest in Affiliated Entity	Affiliated Entity's Ownership Interest in Company	Description of Primary Activity of Affiliated Entity	Description of Affiliated Entity's Importance for Company's Operation
"TIRUS HOLDING" Limited Liability Company ("TIRUS HOLDING" LLC)	375033, Armenia, Yerevan, 18 Viktor Ambartsumyan Str., 8	100%	0%	Holding activity	Holding activity
"TIRSHOP" Limited Liability Company ("TIRSHOP" LLC)	624760, Verkhnaja Salda, Sverdlovsk region, 36 Engels Str.	70%	0%	Retail and wholesale of consumer goods	Retail and wholesale of consumer goods; not bound by economic ties with OAO VSMPA
Closed Joint-Stock Company "TRADE HOUSE "TITAN" (ZAO "Trade House "TITAN")	624760, Verkhnaja Salda, Sverdlovsk region, 61 Engels Str.	70%	0%	Retail business	Verification of competitiveness of consumer goods manufactured by emitter in the local market; not bound by economic ties with OAO VSMPA
Joint Stock Company "AVISMA TITANIUM-MAGNESIUM WORKS" (JSC "AVISMA")	618421, Russia, Berezniki, Perm region	42.06% (Affiliated entity's fraction of shares owned by the Company - 56.08%)	0%	Production of non-ferrous metals	Provision of Company's production of titanium semi-products with basic raw material (spongy titanium)
Open Joint Stock Company "URAL" (OAO "URAL")	624760, Verkhnaja Salda, Sverdlovsk region, 1 Parkovaya Str.	51%	0%	Manufacture of flatware and kitchen utensils, provision of services to principal workshops manufacturing small items of consumer goods	Use of previously created fixed assets and personnel
Closed Joint Stock Company "MEDICAL INSURANCE COMPANY "Tirus-MEDSERVIO" (ZAO MIC "Tirus-MEDSERVIO")	624760, Verkhnaja Salda, Sverdlovsk region, 105 township of Molodezhny	82%	0%	Activity in the sphere of compulsory social security	Medical insurance and other forms of social protection of the Company's employees; not bound by economic ties with OAO VSMPA

Full (Abridged) Commercial Name of Company's Affiliated Entity	Location of Company's Affiliated Entity	Company's Ownership Interest in Affiliated Entity	Affiliated Entity's Ownership Interest in Company	Description of Primary Activity of Affiliated Entity	Description of Affiliated Entity's Importance for Company's Operation
Open Joint Stock Company "TECHNOLOG" (OAO "Technolog")	125413, Moscow, 24/1 Onezhskaya Str.	50,07%	0%	Manufacture of medical equipment; the company gains major profits from lease of property	Creation of future service center; not bound by economic ties with OAO VSMPA
Limited Liability Company "INSURANCE COMPANY "SALDA-ASKO" ("INSURANCE COMPANY "SALDA-ASKO" LLC)	624760, Russia, Verkhnaja Salda, Sverdlovsk region, 71A Engels Str.	14%	0%	Insurance services	OAO VSMPA has concluded several agreements with this insurance company for insuring property, liability car insurance, health insurance of the company employees

Source: quarterly report on securities of OAO VSMPA for 1st quarter of 2004

The Company has no affiliates and representative offices.

3.6. Authorized Capital, VSMPA Members

3.6.1. Information on Authorized Capital of OAO VSMPA

As of the date of valuation, the authorized capital of the Company has been formed to the amount of 10,625,600 (ten million six hundred and twenty five thousand six hundred) rubles and divided into 10,625,600 (ten million six hundred and twenty five thousand six hundred) registered ordinary shares. The nominal value of one share is 1 (one) ruble.

State registration number of the first issue is 62-1П-189. Date of state registration: 28.04.1993.

State registration number of the second issue is 1-02-30202-D. Date of state registration: 6.04.1998.

State registration number of the third issue is 1-03-30202-D. Date of state registration: 22.05.1998.

The Company is entitled to place in addition to already placed shares preference (authorized) shares to the number of 2,500,000 (two million five hundred thousand) shares with the nominal value of 1 ruble per share.

Shareholders' Rights

Holders of shares of all categories (types) have the right to:

- alienate shares owned by them without permission from other shareholders and the Company according to the procedure stated in the Articles;

- the Company shareholders who voted against or did not take part in the voting on the subject of the placement by way of private offering of shares and emission securities convertible into shares have a preferred right to acquire additional shares and emission securities convertible into shares placed by way of private offering to the amount proportional to the number of the shares of this category (type) owned by them.

  This rule does not apply to the placement of shares and other emission securities convertible into shares which is carried out by way of private offering among the shareholders only if the shareholders have the possibility to acquire a whole number of the placed shares and other emission securities convertible into shares proportionally to the number of shares of related category (type) owned by them.

- receive a share of the net profit (dividends) to be distributed between the shareholders according to the procedure stated in the law and the Articles, depending on the category (type) of shares owned by them;
- receive a part of the Company's property (liquidation quota) remained after liquidation of the Company proportionally to the number of shares of related category (type) owned by them;
- have access to the documents of the Company according to the procedure stated in the law and the Articles and receive copies of them at a charge;
- transfer all or part of the rights provided by a share of related category (type) to their representative (representatives) on the basis of a power of attorney;
- exercise other rights stipulated by the RF legislation, the Articles and the resolutions of the General Meeting of Shareholders taken according to its competence.

Ordinary Shares

Each ordinary share of the Company has the same nominal value and provides to the shareholders owning them an equal scope of rights.
Ordinary shares of the Company are voting shares on all issues included into the competence of the General Meeting.
The shareholders owning ordinary shares of the Company may participate in the General Meeting of Shareholders, in accordance with the Federal Law "On Joint-Stock Companies", and vote on all issues included into its competence.
The shareholders owning ordinary shares have a right to receive dividends but only after the holders of preference shares the size of dividends on which is specified in the Articles of Association.
The shareholders owning ordinary shares can take part in distributing the property of the Company in case of its liquidation in the order of third turn, after payments on the shares which must be bought out in the first place, after payment of accrued but not paid dividends on preference shares and the share of the property value (liquidation value) on preference shares remaining after liquidation of the company (second turn).

Preferred Shares

Preferred shares of the Company of the same type have the same nominal value and provide to the shareholders owning them an equal scope of rights.

The shareholders owning preference shares may participate in the General Meetings of Shareholders without vote, except for the cases provided for by the applicable Russian laws and the Articles.

Preference shares have not been placed as of the date of valuation.

A shareholder owning preference shares may participate in the General Meeting of Shareholders with voting power on issues concerning reorganization of the Company.
A shareholder owning preference shares has a priority right as compared to owners of ordinary shares to receive:

- dividends at the rate and in the order prescribed by the Articles; accrued but not paid dividends during liquidation of the Company;
- a part of the Company's property (liquidation value) remaining after liquidation of the Company.

The amount of annual dividend on one preference share is defined as 9 nominal values of one preference share.

Declared Preferred Shares

- a right to receive annual dividend at the rate of 2.25 of the nominal value of the share;
- a priority right as compared to ordinary shares to receive accrued but not paid dividends;
- a priority right to receive a part of the property (liquidation value) on preference shares remaining after liquidation of the Company.

Voting Shares

A voting share is the share providing to the shareholder owning it the voting power either on all issues included into the competence of the General Meeting or on individual issues stipulated in the Federal Law.
The following shares are voting on all issues in the competence of the General Meeting:

- a fully paid ordinary share, except for the shares being at the disposal of the Company;
- a preference share the size of dividend on which is specified in the Articles, starting from the meeting following the Annual General Meeting at which, regardless of reasons, there was not adopted a decision to pay dividends or there was adopted a decision on incomplete payment of dividends on preference shares. The right of shareholders owning preference shares to take part in the General Meeting of Shareholders with voting power is cancelled from the moment of full payment of dividends on these shares.

A preference share of any type grants the voting power during making decisions on reorganization and liquidation of the Company.

A preference share of definite type grants the voting power during making decisions on introducing amendments into the Articles restricting the rights of the shareholders owning preference shares of this type, including cases of determining or increasing the size of dividends and (or) determining or increasing the liquidation value paid on the preference shares of the previous turn as well as providing to shareholders owning preference shares of another type the advantages in the priority of payment of the dividend and (or) the liquidation value of the shares.

The shares voting on all issues in the competence of the General Meeting provide to their owner the following rights:

- take part in absentee voting or by presence at the General Meetings on all issues of their competence;

- nominate candidates and elect them to the Company bodies in the order and on the conditions established by the law and the Articles;
- submit a proposal into the agenda of the Annual General Meeting of Shareholders in the order and on the conditions established by the law and the Articles;
- elect working bodies of the meeting in the cases stipulated by the Articles;
- request calling of an extraordinary General Meeting of Shareholders, checking of the Company financial and economic activities by the Audit Commission of the Company in the order and on the conditions established by the law and the Articles;
- demand buying out by the Company of all or part of the shares owned by them in the order and in the cases established by the Federal Law "On Joint-Stock Companies";
- request calling of the Board meeting in the order and on the conditions stated in the Articles.

The preferred shares voting only on certain issues in the competence of the General Meeting of Shareholders provide to their owner the right to:

- take part in absentee voting or by presence at the General Meetings only during solving these particular issues;
- demand buying out by the Company of all or part of the shares owned by them in the cases established by the Federal Law.

Information on Payment of Dividends

In OAO Verkhnaja Salda Metallurgical Production Association, decisions on distribution (announcement) of dividends for 2001 and 2002 have not been adopted.
On 14 May 2004, the annual general meeting of shareholders of OAO VSMPA adopted a decision on distribution of dividends according to the balance of the work for 2003 at the rate of 11 rubles on one ordinary share of the Company.
The Company's shares are transacted in the open stock market. As of the date of valuation, dealing in OAO VSMPA shares is carried out at RTS.

3.6.2. VSMPA Members

Following is the structure of the corporate ownership as of the date of valuation:

Table 3.2. Participants of OAO VSMPA as of 07.01.2004

Name	Number of Ordinary Shares, pcs.	Share of Participation in Authorized capital, %
Physical bodies (2,487)	377,038	3.55%
Legal bodies (23)	10,248,562	96.45%
Total:	10,625,600	100

The materials have been provided by the OAO VSMPA administration.
The state (municipal formation) has no share in the Company's authorized capital.
There is no special right provided for participation of the Russian Federation, subjects of the Russian Federation, municipal formations in controlling the issuer, a joint-stock company ("golden shares").

Table 3.3. Participation Interest of Shareholders Owning More Than 5% of RC of OAO VSMPA

as of 07.01.2004

Name of Owner	Number of Ordinary Shares, pcs.	Share in the Authorized Capital, %
ZAO "Depository Clearing Company" (nominee shareholder)	8,411,534	79.16%
ZAO "ING Bank Eurasia" (nominee shareholder)	758,070	7.13%
Others	1,455,996	13.70%
Total:	10,625,600	100

The materials have been provided by the OAO VSMPA administration.

3.7. Business of the Company

Pursuant to the approved Articles, the main objective of the VSMPA is to derive profits and protect the shareholders' interests.

The VSMPA mission is to provide life activity of the company, preserve the titanium industry in Russia, integrate into the world economy.
The principal business activity of the Company is production of items from titanium alloys.

Index	1999	2000	2001	2002	2003	2004, 1st quarter
Volume of sales of titanium products, thous. rubles	2,584,651	3,480,655	6,019,441	6,656,904	6,731,795	1,871,152
including exports, thous. rubles	1,903,620	2,571,894	4,805,518	4,491,934	4,138,730	1,197,344
Share of exports of titanium products in the total volume of titanium products, thous. rubles, %	73.7	73.9	79.8	67.5	61.5	64.0
Share of supplies of titanium products for export by regions, thous. rubles, %: USA	N/A	43.5	38.4	23.4	32.2	33.90
Germany	N/A	23.3	20	21.2	15.2	19.76
Japan	N/A	6.1	11.7	21.7	15.9	12.88
France	N/A	10.5	10.2	7.2	1.6	0.00
UK	N/A	N/A	N/A	N/A	4.6	4.81
Taiwan	N/A	N/A	N/A	N/A	5.9	8.97
Switzerland	N/A	N/A	N/A	N/A	20.1	17.73

The materials have been provided by the OAO VSMPA administration.

At the same time, VSMPA is a diversified enterprise and is engaged in different types of activities approved by the Articles:

- manufacture of technical and industrial goods including using precious metals;
- manufacture of consumer goods including using precious metals;
- manufacture of agricultural goods and reprocessing them;
- manufacture of food products;
- building operations;
- research and development, contractual installation and maintenance operations, manufacture of engineering structures;
- construction and maintenance of underground services;
- functioning as a parent organization in planning, accounting, collecting and processing of titanium waste products;
- shipping and transport operations and other activities associated with transport process, repair and maintenance of transport means in the motor transport sector;
- motor transport operations in transportation of passengers and cargoes, expeditionary service, handling operations, services for cargo storage;
- shipping operations by air transport owned by the Company providing for production and economic needs, urgent deliveries;
- conveyance of the Company's personnel and other persons on the territory of the Russian Federation and foreign countries, provision of measures to ensure aircraft safety of the Company airborne vehicles;
- shipping, transport and other activity connected with transport process, repair and maintenance of transport means in the railway sector;
- activity associated with electric power distribution;
- activity associated with rendering of communications services;
- operation of engineering installations;
- performance and participation in research and developments of equipment and technologies in all types of activity with the purpose of improving the quality and certification of products;
- acquisition, reception and transfer free of charge or on lease and sales of plots of land, storage, trading or other premises;
- obtaining and granting of credits;
- medical practice;
- public catering;
- retail trade, outdoor trading in pavilions, kiosks, stalls and other temporary facilities, including sales of wine, spirits and tobacco products;
- provision of household services to population and enterprises including hotel business;
- agency business;
- publishing of a weekly newspaper, radio and television broadcasting, rendering of paid services to organizations and private persons in advertisement and announcement positioning;
- advertising and typographic activities using the town area, surfaces of buildings, constructions, streets, roadside areas;
- arrangement of cultural, festive, sports and entertainment events;
- public demonstration of cinema and video movies;
- publishing activities;
- arrangement of exhibitions and sales;
- obtaining and issue of economic, legal, social-political and other information;

- sales of purchased new motor transport vehicles, units and assemblies as well as commission sales of motor vehicles and units;
- training and continuing education including of personnel for mass technical professions with a view to meeting the requirements of physical and legal bodies in such services on a contractual basis;
- operation and maintenance of boiler inspection facilities and lifting devices (boilers, lifting cranes, elevators, car lifts, vessels operating under pressure);
- manufacture of removable weight-handling devices, containers, removable load-handling devices;
- training, certification of managers, specialists and workers;
- operation of metallurgical units and facilities;
- repair and maintenance of gas equipment, gas pipelines of the company;
- operation and maintenance of gas facilities;
- repair and maintenance of gas equipment of boiler houses;
- maintenance of gas equipment of industrial enterprises;
- maintenance of gas-distributing points;
- maintenance of equipment of gas-using installations (boilers, industrial furnaces etc.);
- commissioning of gas facilities (gas-distributing points and units, gas pipelines, gas-fired heating equipment);
- in-house monitoring over compliance with the sanitary norms, physical factors and the environment, functioning of labor protection systems, including compliance control over execution of related regulations of Gosgortekhnadzor, checking knowledge of the rules by technical, engineering and servicing personnel and the system of responsibility of managers in charge of labor protection as well as provision of services outside the company;
- activity associated with rendering services to population, entrepreneurs and legal entities in radiation monitoring and radioecological measurements according to the field of certification of the radiation monitoring and radioecological measurement service of VSMPA;
- planning, control of operations for meeting the requirements of the laws, regulations, norms in the sphere of environmental protection as well as compliance control over execution of the sanitary norms and regulations in production;
- making measurements and analyses in the field of ecoanalythical monitoring;
- carrying out of surveys and measurements of the environmental qualitative parameters;
- manufacture, setup and operation of environmental equipment, measuring means and monitoring of ecological parameters of production units and transport vehicles;
- operations and services for ecological certification of equipment, production units, enterprises;
- operations and services for disposal, storage, transfer, positioning, burying, elimination of industrial wastes (other than radioactive wastes);
- protection of the state and commercial secret is a type of activity of the Company.

Further development of VSMPA is planned to carry out in two directions:

- modernization of existing production units with a view to improving the quality of products and reducing specific material, financial and power-consuming costs during manufacturing products;
- creation of new production units with more advanced processing of metallurgical raw products.

In terms of titanium rolled stock which is the principal type of the Company activity, it is planned to preserve the tendency of volume gain:

- in exports on account of increasing supplies of rolled products for aviation;
- in the domestic market on account of extending the scope of application of titanium rolled products, primarily in the heat power industry.

4. FINANCIAL ANALYSIS OF THE COMPANY

4.1. General

The financial situation of a company is a set of parameters reflecting its capability to redeem its debts. The financial activity covers processes of formation, movement and provision of integrity of the company assets as well as control over their usage. The financial situation is the result of interrelations between the elements of the company financial system and is characterized by the totality of parameters.

The basic objective of this financial analysis is to obtain the most informative parameters giving an objective and precise picture of the company financial status, its profits and losses, alterations in the profile of assets and liabilities, in settlements with debtors and creditors.

The used methods of analyzing the company's financial state include the following blocks:

- general valuation of the financial state and its alteration for the accounting period;
- analysis of financial stability of the company;
- analysis of the balance liquidity;
- analysis of the parameters of economic activity and operating efficiency of the company;
- diagnosis of inconsistency (bankruptcy).

Valuation of the financial state and its alterations for the accounting period according to the comparative analytical balance sheet as well as analysis of the financial stability parameters are the starting point for the financial analysis.

The general valuation of the company financial situation characterizes placement and usage of funds (assets) and the sources of their formation (owned capital and liabilities). This point of the analysis is carried out by way of constructing a comparative analytical balance sheet which actually includes the parameters of horizontal and vertical analysis. All parameters of the comparative balance sheet can be divided into three groups:

- balance sheet structure parameters;
- balance sheet dynamics parameters;
- structural dynamics parameters.

The company financial stability is characterized by a system of absolute and relative parameters. It is defined by correlation of the value of the material current assets (stocks and costs) and the amount of owned and borrowed sources of their formation. Stocks and costs coverage by the source of their formation is the basic point of the company financial stability.

The most resumptive parameter of financial stability is conformity or inconformity (surplus or shortage) of the sources of funds for forming stocks and costs, i.e. the difference between the size of the sources and the amount of stocks and costs. By this we mean coverage by the sources of owned and borrowed funds, excluding the credit indebtedness.

The balance sheet liquidity is defined as the coverage of the company debts by its assets with the term of conversion into monetary form corresponding to the term of repayment. Liquidity of assets is the value inverse to the liquidity of the balance sheet according to the time of conversion of the assets into monetary funds. The balance sheet liquidity analysis consists in comparing the assets grouped together

according to the degree of their liquidity to the liabilities grouped together according to the terms of their redemption and arranged in the order of increasing of the terms. But analysis of absolute parameters of the balance sheet liquidity gives no idea in terms of the company capabilities as far as redemption of exactly short-term liabilities is concerned. Therefore, valuation of the company paying capacity uses three relative liquidity parameters which differ by a set of liquid funds considered as the coverage of short-term liabilities:

- the cash ratio shows which portion of the short-term liabilities can be redeemed by the company in the nearest future;
- the marginal liquidity ratio (intermediate coverage ratio) reflects the company predicted paying capacity on condition of timely settlements with debtors, i.e. characterizes its paying capacity for the period equal to the average duration of one debt turnover;
- the current ratio (coverage ratio) shows the company's paying capacities valuated on condition of not only timely settlements with debtors but also in case of need sales of other elements of the material current assets. In other words, it characterizes expected paying capacity for the period equal to average duration of one turnover of all current assets.

The market environment obliges the company to have at any time the possibility to urgently discharge external liabilities (i.e. be able to pay). For this reason, a separate point of the analysis is detection of the company paying capacity which is carried out by way of comparing long-term and short-term liabilities to its total assets.

To valuate the business activity, profitability indexes of its capital and products are used.

The company business activity in financial terms is mainly characterized by the rate of funds turnover.

The company profitability reflects the degree of earning power from its activity. The business activity and profitability analysis consists in studying dynamics levels of different financial turnover and profitability ratios which are relative parameters of the company financial results.

Incompleteness of provided financial information on the company activity accounts for lack of accuracy and prevents detection of the reason for development of any economic and financial indexes.

The method used by us corresponds to the objective of this analysis.

The analysis was carried out based on the accounting statements for the period of 2001 - 07.01.2004. We proceeded from the assumption that there had been no material events from that time which could greatly affect and change the Company's financial situation as of the date of valuation.

4.2. Balance Sheet Structure Trend Analysis

A necessary preliminary phase before the analysis is the transformation of the standard form No. 1 "Balance Sheet" into such form that, on the one hand, makes possible a prudent analysis, and on the other hand, is most suitable to make the estimates analysed. Such transformed form is called "comparative analytical net balance sheet" (Tables 4.1, 4.2).

The analysis of the structure of the balance sheet accounts gave the following results.

During the period analysed, the value of assets of the enterprise increased by 6,618,439 thousand rubles, to 11,119,087 thousand rubles as of 07.01.2004 (Table 4.1). Those changes were mainly due to an increase in circulating assets by 4,174,965 thousand rubles (an increase by 137.33% compared to 01.01.2001). The biggest changes in the value of mobile assets occurred in 2002, when it increased by 1,789,415 thousand rubles compared to 01.01.2002. This increase is due to an increase in short-term accounts receivable (by 780,480 thousand rubles, or 85%, as compared to 01.01.2002).

As of 07.01.2004, the value of stores was equal to 4,385,154 thousand rubles, while the specific weight of tangible circulating assets decreased during the period analysed by 10.59% and as of 07.01.2004 was equal to 39.44% of the total value of assets.

The value of the most liquid circulating assets, i.e. cash and short-term financial investments, increased during the period analysed by 50,200 thousand rubles, while their specific weight in the circulating assets decreased from 2.36% to 1.41%. This factor indicates, on the one hand, that the structure of circulating assets has improved, and, on the other hand, that the current paying capacity (liquidity) of the enterprise has increased, i.e. that an opportunity has appeared to mobilise the available funds for the purpose of payment of its debts at a stated time.

The specific weight of Section 2 of the balance sheet decreased by 2.66%.

The increase in the value of assets is also due to an increase in non-circulating assets by 2,443,474 thousand rubles (or by 167.29% compared to 01.01.2001). As of 1 July 2004, the absolute value of immobilised assets was equal to 3,904,057 thousand rubles. The biggest changes in the value of non-circulating assets occurred in 2003, when it increased by 1,609,598 thousand rubles compared to 01.01.2003. This growth is mostly due to an increase in the value of long-term financial investments by 844,995 thousand rubles, or by 1,202.69% compared to 01.01.2003, and an increase in the value of fixed assets (buildings, structures, machinery and equipment) by 626,688 thousand rubles, or by 46.77% compared to 01.01.2003, and an increase in construction in progress by 137,891 thousand rubles compared to 01.01.2002. In this case, the existence of construction in progress may be considered as an additional burden for the financial system of the enterprise (funds must be found to finance the commissioning).

During the period analysed, the value of long-term financial investments, evidencing the investing operations of the Company, increased by 913,144 thousand rubles compared to 01.01.2001, and as of 07.01.2004 was equal to 977,487 thousand rubles.

An increase in the assets of the enterprise during the period by 147.06% was by 153.57% due to an increase in the amount of equity capital, and by 134.57% due to an increase in liabilities of the enterprise (Table 4.2).

During the period analysed, the equity capital of the Company increased by 4,542,158 thousand rubles, to 7,499,939 thousand rubles as of 07.01.2004. The share of the equity capital in the total amount of sources of creation of funds of the enterprise increased by 1.73%, to 67.45% by the end of the period analysed. This fact of increasing share of the equity capital in the total amount of sources of creation of funds of the enterprise may indicate a reduction of the financial risk in the Company. However, an unambiguous conclusion cannot be made yet, because all factors contributing to such increase must be considered.

The amount of borrowed funds increased by 2,076,281 thousand rubles compared to the beginning of 2001, indicating an increasing dependence of the enterprise on external sources. The share of the borrowed funds in the total amount of sources of creation of funds of the enterprise decreased from 34.28% as of 01.01.2001 to 32.55% as of 07.01.2004.

Conclusion: According to the results of the analysis of the comparative analytic balance sheet, favourable trends of development of the enterprise can be seen. The Company's operations can be characterised as satisfactory.

Table 4.1. Assets of comparative analytic balance sheet for the year 2000—July 1, 2004

Indicators of compacted analytic balance sheet	Legend	Absolute indicators (thousand rubles)			Relative indicators (percent)				
					Structure of assets of the enterprise and its changes			Ratio of assets dynamics to the value of the initial period (percent)	Ratio of structural dynamics to change in the currency of the balance, percent
		As of beginning of the period	As the end of the period	Change	As of beginning of the period	As the end of the period	Change		
Immobilized (non-reverse) assets	F	1,460,583	3,904,057	2,443,474	32.45	35.11	2.66	. 167.29	36.92
Mobile (reverse) assets	Ra	3,040,065	7,215,030	4,174,965	67.55	64.89	-2.66	137.33	63.08
- stock and expenses (tangible reverse assets)	Z	2,251,699	4,385,154	2,133,455	50.03	39.44	-1,0.59	94.75	32.24
- value-added tax on acquired inventory holdings, accounts receivable, accounts and miscellaneous assets	ra	681,950	2,673,260	1,991,310	15.15	24.04	8.89	292.00	30.09
- monetary funds and short-term financial investments	d	106,416	156,616	50,200	2.36	1.41	-0.96	47.17	0.76
Balance	B	4,500,648	11,119,087	6,618,439	100.00	100.00	0.00	147.06	100.00

*Data from the accounts for the year 2000—1st half of 2004; calculations made by Rosexpertiza company.

Table 4.2. Liabilities of comparative analytic balance sheet for the year 2000—July 1, 2004

Indicators of compacted analytic balance sheet	Legend	Absolute indicators (thousand rubles)			Relative indicators (percent)				
					Structure of assets of the enterprise and its changes			Ratio of assets dynamics to the value of the initial period (percent)	Ratio of structural dynamics to change in the currency of the balance, percent
		As of beginning of the period	As the end of the period	Change	As of beginning of the period	As the end of the period	Change		
Internal funds sources	$И_С$	1,460,583	3,904,057	2,443,474	32.45	35.11	2.66	. 167.29	36.92
Borrowed current assets	Rp	3,040,065	7,215,030	4,174,965	67.55	64.89	-2.66	137.33	63.08
including:		2,251,699	4,385,154	2,133,455	50.03	39.44	-10.59	94.75	32.24
-long-term credits and borrowed current assets	K_T	681,950	2,673,260	1,991,310	15.15	24.04	8.89	292.00	30.09
- short-term credits and borrowed current assets	Kt	106,416	156,616	50,200	2.36	1.41	-0.96	47.17	0.76
Bill payable, including settlements of dividends and miscellaneous short-term liabilities	гр	4,500,648	11,119,087	6,618,439	100.00	100.00	0.00	147.06	100.00
-income of coming periods	D	0	460	460	0.00	0.00	0.000		0.01
-reserves of impending expenses and payments	$P_п$	0	553,059	553,059	0.00	4.97	4.97		8.36
Balance	B	4,500,648	11,119,087	6,618,439	100.00	100.00	0.00	147.06	100.00

4.3. Analysis of Financial Strength and Autonomy of the Enterprise

Table 4.3 shows that the financial standing of the company as at the end of the period under study could be described as unstable.

Table 4.3. Analysis of financial strength

No	Indicators	Legend	Calculation formula	01.01.01	01.01.02	01.01.03	01.01.04	01.04.03	01.07.04
1	Sources of internal funds	Uc	490+640+650	2,957,781	4,234,416	5,615,354	6,908,993	7,456,942	8,053,458
2	Fixed assets and investments	F	190	1,460,583	1,748,659	2,114,656	3,724,254	3,799,967	3,904,057
3	Availability of own circulating assets	Ee	Uc-F	1,497,198	2,485,757	3,500,698	3,184,739	3,656,974	4,149,401
4	Long-term credits and long-term borrowed funds	Kt	590	4,335	455	0	12,415	14,637	16,969
5	Availability of own and long0time and medium-term sources of formation of reserves and expenses	Et	Uc+Kt-P	1,501,533	2,486,212	3,500,698	3,197,154	3,671,612	4,166,370
6	Short-term credits and borrowed funds	Kt	610	422,964	593,615	1,319,722	1,694,902	1,599,984	1,428,052
7	Total value of the main sources of reserves and expenses	E	Uc+KT+Kt-F	1,924,497	3,079,827	4,820,420	4,892,056	5,271,596	5,594,422
8	Total value of reserves and expenses	Z	210	2,251,699	2,781,023	3,215,343	4,405,988	4,192,652	4,385,154
9	Excess (+) or lack (-) of own circulating assets (pp. 3-8)	+-Ec	Ec-Z	-750,501	-295,266	285,355	-1,221,249	-535,677	-235,753
10	Excess (+) or lack (-) of own and long-term sources of reserves and expenses (pp. 5-8)	+-Et	Et-Z	-750,166	-294,811	285,355	-1,208,834	-521,040	-218,784
11.	Excess (+) or lack (-) of total amount of the main sources of reserves and expenses (pp. 7-8)	+-E	E-Z	-327,202	298,804	1,605,077	486,068	1,078,944	1,209,268
12	Three-component indicator of the type of financial situation (5+5 (p.9), 5 (p. ?), 5 (p.11)	S		(0,0,0)	(0,0,1)	(1,1,1)	(0,0,1)	(0,0,1)	(0,0,1)

2003—2nd half of 2004, calculations
Source: data of bookkeeping accounts, Rosexpertiza company

Calculation of three indicators of supply and expenses provision by sources of funds for their forming allows classifying financial situations according to the extent of their steadiness. While determining the type of a financial situation three-dimensional (three-component) indicator is used:

$$S = \{S_1(\pm E_C), S_2(\pm E_T, S_3(\pm E)\}$$

Where the function is determined in the following way:

$$S(x) = 1 \text{ if } X > 0$$
$$S(x) = 0 \text{ if } X < 0$$

Using these formulae, one can mark out four types of financial situations

1. Absolute steadiness of financial situation: the situation three-dimensional indicator S = (1,1,1).
2. Normal steadiness of financial position of the enterprise guarantying its solvency: the situation three-dimensional indicator S = (0,1,1).

Absolute and normal steadiness of financial position is characterized by high level of the enterprise profitability and absence of violation of financial discipline.

3. Unsteady financial situation associated with the violation of solvency. But there is a possibility to recover the balance by replenishment of own funds sources and additional debt financing; the situation three-dimensional indicator S = (0,0,1). Unsteady financial situation is characterized by violation of financial discipline, interruptions in entering monetary assets to the settlement account, and the decrease of the enterprise activities profitability.
4. Crisis financial situation when the enterprise is on the verge of a bankruptcy, since monetary assets, short-term securities, and receivables do not cover even its liabilities and other loans; the situation three-dimensional indicator S = (0,0,0). Crisis financial situation of the enterprise is characterized, except the above mentioned features of unsteady financial situation, by occurrence of irregular payments (bank bad debts, overdue debt to suppliers, presence of budget arrears).

As it can be seen from Table 4.3, the financial situation of VSMPA OJSC in 2002 was absolutely steady. At the same time according to results of 2003 – the first half of 2004 the financial situation can be characterized as unsteady.

Table 4.4. Indicators of financial steadiness and self-sufficiency

Indicators	Calculation formula	Normal limitation	01/01/01	01/01/02	01/01/03	01/01/04	04/01/04	07/01/04
1	2	3	4	5	6	7	8	9
!. Ratios characterizing the ratio of own funds and borrowed sources of the enterprise property formation								
1.Self-sufficiency ratio	Ка=(Ис+Д+Рп)/В	Ка>=0.5	0.657	0.710	0.691	0.687	0.703	0.724
2. Debt ratio	Кз/с=(Кт+К(+гр)/(Ис+Д+Рп)	Кз/с<1	0.522	0.409	0.446	0.456	0.423	0.381
3. Maneuverability ratio	Км=Ет/((Ис+Д+Рп)+Кт)	Км>=0.5	0.506	0.587	0.623	0.461	0.490	0.515
II. Ratios characterizing the condition of the enterprise fixed assets								
1. Mobile/immobile assets (current/non-current assets) correlation factor	Км/и= Ra/F	-	2,081	2,412	2,840	1,702	1,793	1,848
III. Ratios characterizing the condition of the enterprise current assets								
1.Ratio of mobility of all enterprise assets	KM.c.=Ra/B	-	0,675	0,707	0,740	0,630	0,642	0,649
2. Ratio of current assets mobility	KM.o.=d/Ra	-	0,035	0,076	0,122	0,033	0,032	0,022
3. Ratio of provision of supply and expenses by own sources of formation	Ko.3.=Ei/Z	0,8>Ko.з.>0,6	0,667	0,894	1,089	0,726	0,876	0,950
IV. Coefficients of the enterprise assets structure								
1.Coefficient of industrial property	Kn.n.=(F+Z)/B	Кп.и.>0,5	0,825	0,759	0,656	0,808	0,753	0,745
2. Coefficient of fixed assets (non-current assets) in the cost of the enterprise property	KF=F/B	-	0,325	0,293	0,260	0,370	0,358	0,351
3. Coefficient of material current assets to the balance currency	KZ=Z/B	0,6>K>0,7	0,500	0,466	0,396	0,438	0,395	0,394

Accounting data for 2001 – the 1st half of 2004, calculations of Rosexpertiza

Self-sufficiency ratio is an integral indicator, characterizing financial steadiness of an enterprise. The ratio value testifies that by the end of the analyzed period financing of the enterprise activities is made from own sources at 72.43%. As on 01/01/2001 the enterprise attracted 52 kopecks of borrowed assets for each Ruble of own funds. According to the results of the 1st half of 2004 the amount of borrowed assets decreased to 38 kopecks per one Ruble of invested assets, which suggests the decrease of the enterprise dependence on external sources. During the analyzed period the value of the debt ratio stays within the frames of normative limitation being less than one.

Calculated indicators of maneuverability ratio, which values improved during for the period under review, reflect favorable tendencies in the enterprise development. As on July 1, 2004 the management of VSMPA OJSC has a possibility to maneuver freely by own funds.

Final conclusions on the Company financial situation can be made according to findings of ability factors analysis.

4.4. Liquidity Analysis

4.4.1. Balance Liquidity Analysis

It follows from Table 4.5 Analysis of the Balance Liquidity that there was a deficiency in the most liquid assets for covering the most urgent liabilities to the amount of 1,463,992 thousand Rubles.

Table 4.5. Analysis of the balance liquidity, thousand Rubles

Indicator denomination	Calculation formula (line of form No1)	Symbol	01/01/01	01/01/02	01/01/03	01/01/04	04/01/04	07/01/04
The most liquid assets	250+260	A1	106,416	320,226	730,388	207,949	214,808	156,616
The most urgent liabilities	620+630	L1	1,115,568	1,137,142	1,185,964	1,446,225	1,541,675	1,620,608
Deficit/surplus (-,+)	A1 -L1		-1,009,152	-816,916	-455,576	-1,238,276	-1,326,867	-1,463,992
Quick assets	240+270	A2	509,627	912,935	1,693,415	1,724,344	1,873,389	2,116,926
Short-term liabilities	610+660	L2	422,964	593,615	1,319,722	1,694,902	1,599,984	1,428,052
Deficit/surplus (-,+)	A2-L2		86,663	319,320	373,693	29,442	273,405	688,874
Slow assets	210-216+220+230	A3	2,423,669	2,982,803	3,575,235	4,397,731	4,718,735	4,936,274
Long term liabilities	590	L3	4,335	455	0	12,415	14,637	16,969
Deficit/surplus (-,+)	A3-L3		2,419,334	2,982,348	3,575,235	4,385,316	4,704,098	4,919,305
Sticky assets	190+216	A4	1,460,936	1,749,664	2,122,002	3,732,511	3,806,306	3,909,271
Permanent liabilities	490+640+650	L4	2,957,781	4,234,416	5,615,354	6,908,993	7,456,942	8,053,458
Deficit/surplus (-,+)	A4-L4		-1,496,845	-2,484,752	-3,493,352	-3,176,482	-3,650,636	-4,144,187

Accounting data for 2001 – the 1st half of 2004, calculations of Rosexpertiza

The above deficit of the most urgent assets was covered by the excess of quick assets over the value of short-term liabilities, by 688,874 thousand Rubles as at the end of the analyzed period, that did not eliminate the possibility of undue settlement under liabilities but decreases significantly the risk of conflict situations with counteragents.

During the period under review slow assets (mainly supply) exceeded the value of long-term liabilities in average by 3,830,939 thousand Rubles (on 07/01/2004 – by 4,919,306 thousand Rubles).

There was the deficit of sticky assets for coverage of permanent liabilities amount, 3,074,376 thousand Rubles in average, during the period under review.

Analysis of absolute indicators of the balance liquidity confirms previous conclusions on the enterprise financial situation.

4.4.1. Analysis of Relative Indicators of the Balance Liquidity

It can be concluded from Table 4.6 Analysis of Relative Indicators of the Balance Liquidity that most major coefficients characterizing liquidity has recommended or little less than recommended values, exclusive of cash ratio.

At the end of the period under review the enterprise can immediately repay 5.1% of total amount of short-term liabilities, which is beyond the limits of optimal limitation. It witnesses of low extent of absolute liquidity of the enterprise and characterizes the enterprise solvency as on 01/07/2004 from negative side. As a rule, in the domestic practice actual average values of this ratio do not reach normative value.

Table 4.6. Analysis of relative indicators of the balance liquidity

Denomination of groups and financial coefficients	Calculation formula	Normal limitation	01/01/01	01/01/02	01/01/03	01/01/04	04/01/04	07/01/04
1	2	3	4	5	6	7	8	9
1. Cash ratio	К а. л. = А1/(П1+П2)	0.5>Ка.л.>0.2	0.069	0.185	0.291	0.066	0.068	0.051
2. Marginal liquidity ratio	Кк.л. = (А1+А2)/(П1+П2)	1>Кк.л.>0.8	0.400	0.712	0.967	0.615	0.665	0.746
3. Current ratio	Кп (Кт.л.) = (А1+А2+А3)/(П1+П2)	Кп>2	1.976	2.436	2.394	2.015	2.167	2.365

Accounting data for 2001 – the1st half of 2004, calculations of Rosexpertiza

As it was noted above, value of marginal liquidity ratio falls little outside the limits of normative limitation during all analyzed period (except 2002). But as on the date of valuation, ratio value approached to 0.8, i.e. payment capabilities of the enterprise allow paying for current liabilities within the time fixed.

Different liquidity coefficients not only provide many-sided characteristics of steadiness of the enterprise financial situation at different extent of liquid assets accounting but serve the interests of different external users of analytical information. Thus suppliers of raw and other materials are mostly interested in cash ratio. A bank crediting the enterprise pays more attention to marginal liquidity ratio. Buyers, shareholders and bondholders of the enterprise valuate in a greater degree the enterprise's financial stability using current ratio.

During the period under review current ratio changed significantly (increased by 0.389 in comparison with the value as on 01/01/2004) and reached normative value 2.365 on 07/01/2004. The level of this ratio suggests the high level of the enterprise expected solvency for the period equal to average duration of one circle of all current assets subject to not only timely settlements with creditors and favorable sales of finished products but, in case of necessity, the sale of other elements of current assets. Thus as on 07/01/2004 the enterprise can repay current liabilities at the expense of productive supplies, finished products, monetary assets, receivables, and other current assets.

4.5. Analysis of Major Indicators of the Enterprise Economic Activity

It can be concluded from the analysis of major indicators of the enterprise economic activity (Table 4.7) that major indicators of the enterprise activities effectiveness became worse notably. It is caused by the growth of production costs, incommensurable with insignificant increase of sales proceeds as well as by the growth of management expenses and other extraordinary charges.

During 2001-2003 the decrease of effectiveness of current assets use occurred – current assets turnover ratio decreased by 0.67 and reached 1.36. Value of total turnover rate changed in a similar manner – it decreased by 0.48. Dynamics of profitability indices in 2001-2003 is unfavorable; one can observe the dramatic tendency to recession and decrease of positive characteristics of all indicators attributable to this group.

Table 4.7. Analysis of major indicators of the enterprise economic activity

Indicator	2001	2002	2003
Sales proceeds according to measure of prices of the corresponding period	7,346,341	8,768,747	8,369,550
Production costs of goods (works, services)	4,981,792	5,939,376	6,351,999
Sales profit	2,364,549	2,829,371	2,017,551
Balance sheet profit	2,220,578	2,041,553	1,760,802
Annual average value of the enterprise own funds	3,591,941	4,920,630	6,254,867
Annual average value of property	5,233,138	7,043,334	9,091,788
Annual average value of non-current assets	1,604,621	1,931,658	2,919,455
Annual average value of current assets	3,628,517	5,111,677	6,172,333
Annual average value of fixed assets	1,137,874	1,269,139	1,653,241
Current assets turnover ratio	2.02	1.72	1.36
Ratio of capital turnover	1.40	1.24	0.92
Profitability of current assets according to balance sheet profit	138.4%	105.7%	60.3%
Profitability of fixed assets according to balance sheet profit	195.2%	160.9%	106.5%
Profitability of invested capital according to sales profit	45.2%	40.2%	22.2%
Profitability of invested capital according to balance sheet profit	42.4%	29.0%	19.4%
Profitability of own funds according to sales profit	65.8%	57.5%	32.3%
Profitability of own funds according to balance sheet profit	61.8%	41.5%	28.2%
Gross profitability products sold (profit margin per unit)	44.6%	44.1%	37.6%

Accounting data for 2001 – the 1st half of 2004, calculations of Rosexpertiza

4.6. Valuation of Bankruptcy Probability

There is a number of domestic and foreign methods of business-diagnostics and express analysis of enterprise financial situation with a view to determining possible bankruptcy and the scale of crisis condition. One domestic (Russian Federal Service for Financial Recovery and Bankruptcy) and one of western methods have been used in the present study. Relevant calculations are presented below.

The Russian IFRS method used to analyse the balance sheet structure and assess the paying capacity of the enterprise is based on the following three criteria:

> current liquidity ratio, standard value: no less than 2;
> own funds sufficiency ratio, standard value: no less than 0.1;
> paying capacity recovery/loss ratio, threshold value: 1.

Should any one of the first two criteria be less than the standard value, this shall be the basis for assessment of the balance sheet structure as unsatisfactory and the enterprise as insolvent.

A third ratio shall be estimated for enterprises having an unsatisfactory balance sheet structure, which characterises the abilities to recover/maintain the paying capacity of the enterprise. The results of the estimates are given in Table 4.8.

Table 4.8. Analysis of paying capacity, using the Russian IFRS method

Description	01.01.02	01.01.03	01.01.04	01.04.04	01.07.04
Current liquidity ratio	2.42	2.40	2.01	2.12	2.00
Own funds sufficiency ratio	0.59	0.58	0.50	0.53	0.50
Balance sheet structure (satisfactory, unsatisfactory)	satisfactory	satisfactory	satisfactory	satisfactory	satisfactory

Source: Information contained in the accounting statements for the period from 2001 to 01.07.2004. Estimates by "Rosekspertiza".

The information given in Table 4.8 makes possible to arrive at the following conclusions: throughout the period analysed, the Company has a satisfactory balance sheet structure, which means that the enterprise is solvent in this time period.

In order to substantiate this conclusion, we shall use the second method of assessment of the paying capacity. Taking into account the peculiarities of the Russian economy, scientists from the Irkutsk State Economic Academy proposed their own four-way model of forecasting the risk of bankruptcy (model R), namely:

$$R=8.38*K1+K2+0.054*K3+0.63*K4$$

The probability of bankruptcy of the enterprise, in accordance with the model value R, is determined as follows.

R value	**Probability of bankruptcy, per cent**
Less than 0	Maximum (90-100)
0-0.18	High (60-80)
0.18-0.32	Average (35-50)
0.32-0.42	Low (15-20)
More than 0.42	Minimum (up to 10)

Table 4.9. Estimate of probability of bankruptcy (model R)

Description	Symbol	01.01.02	01.01.03	04.01.04	01.04.04	07.01.04
Own circulating assets /Assets	K1	0.42	0.43	0.32	0.34	0.37
Operating profit / Equity capital	K2	0.35	0.12	0.19	0.07	0.08
Sales revenues /Assets	K3	1.23	1.08	0.83	0.22	0.45
Operating profit / Integrated costs	K4	0.14	0.05	0.10	0.13	0.08
Model of forecasting the probability of bankruptcy	R	4.00	3.82	2.95	3.05	3.28
Probability of bankruptcy		Minimum	Minimum	Minimum	Minimum	Minimum

Source: Information contained in the accounting statements for the period from 2001 to 01.07.2004. Estimates by "Rosekspertiza".

Based on the results of the four-way model of forecasting the risk of bankruptcy (model R), developed by scientists from the Irkutsk State Economic Academy, which are represented in Table 4.9, the conclusion can be made that the financial situation in OAO "VSMPA" is stable and the probability of bankruptcy is minimum throughout the period analysed.

Based on the results of the analysis performed, the financial situation in OAO "Verkhnyaya Salda Metallurgical and Production Association" has been found to be good in general. The values of the main financial ratios meet the recommended standards.

5. ASSESSMENT METHODOLOGY

In order to determine the method of performing the works, we based on the definition of the term "shares", given in Article 2 of the RF Law "On the Securities Market", stating:

"Share" means a security evidencing the rights of its holder/shareholder to obtain a part of the profit of the joint stock company in the form of dividends, to participate in the management of the joint stock company, and to obtain a part of the assets remaining after the liquidation of the joint stock company".

There are numerous ways to determine the value of a company carrying on its business as a going concern; however, most of them can be grouped into three approaches:
> cost-based;
> comparative; and
> income-based.

The cost-based (pecuniary) approach implies the assessment of the value of an enterprise from the point of view of costs incurred. The book value of assets and liabilities of the enterprise is, as a rule, due to inflation, changes in the market situation, accounting methods used, not always equal to the market value. So, the cost-based approach to assessment of shares is based on the determination of the value of a part of the assets, corresponding to a security, after the fulfilment by the enterprise of all its obligations.

In case of the **market-based approach**, the value of an object is estimated, based on the prices of market transactions with objects having similar properties. Any differences between the objects compared are analysed in order to take them into account in the conclusion concerning the value of the object evaluated. The main aspect of this analysis is the detailed financial and market/price information concerning a group of matching enterprises and their shares.

The **income-based approach** implies the capitalisation of the income, the amount of which is considered constant, and the determination of the current value of the income flow expected in future. Usually, the amounts of previous/historical incomes, standardised current incomes, or future incomes are taken at the annual level in the process of capitalisation. In case of the income-based approach, the discounted cash flow method may also be used. The discounted cash flow method is based on forecasting the future net cash inflows during the forecast period. Depending on the determination of the income used to analyse the discounted net cash inflow, the discount rate reflects the bank rate, weighted average cost of capital for the buyer, and risks associated with investments in such assets.

One or more appraisal methods can be used within the framework of each approach. More than one method can be used to achieve better substantiation and evidence of the conclusions contained in the appraisal report.

The value assessment procedure implies the use of a particular method within a certain approach. An assessment method means the aggregate and the consistent application of specific techniques and tools, estimates, analytic calculations, and adjustments.

Based on an analysis of shares in OAO "VSMPA" and the market of enterprises/shares in non-ferrous metallurgy, a conclusion was made that three assessment approaches could be used to perform the assessment: cost-based approach (net assets method), market-based approach (analogous company method, or capital market method), and income-based approach (discounted cash flow method).

The substantiated market value of the Company was used as the base price in order to determine the value of blocks of shares, subject to the following surcharges and discounts.

A surcharge/discount depending on the size of the block of shares acquired. It would be correct to assume that in case of acquiring any shares in the Company, a potential investor would determine the potential value of the shares, subject to the extent of the rights and opportunities to direct the management of the Company. This factor is always taken into account by an investor, as a surcharge paid in case of acquiring a large block of shares for the purpose of exercising the strategic control over the Company's operations.

The amounts of **surcharges and discounts** depending on the nature of the block of shares evaluated (minority block of shares) were applied, based on the results of a study conducted by experts of OOO "Rosekspertiza" beyond the framework of this work. We analysed transactions made with shares in companies carrying on their business in various branches of the industry for the period from 1997 to the end of the first quarter of 2003. In addition, we conducted a poll among financial market makers, such as representatives of the "big four" consulting companies, large Russian investment banks, large international investment banks.

Adjustment for lack of liquidity. The liquidity of a security means the ability to have such security sold fast and converted into money without material losses incurred by the holders. Accordingly, a discount for insufficient liquidity means an amount or portion (%), by which the value of the object appraised is decreased in order to reflect the insufficient liquidity.

6. COST-BASED METHOD OF ASSESSMENT

6.1. General

The cost-based method based on the value of assets is focused not on the ability of the Company to draw incomes (potential incomes), but on the assessment of assets of the Company in the hypothetical situation of their possible sale. This approach encompasses two main methods:

- Net assets value (NAV) method. Using this method, assets and liabilities of the Company are adjusted to their estimated market value, which determines the aggregate value of the share capital of the Company.
- Liquidation value (LV) method. Using this method, the net revenues gained after the liquidation of assets of the Company and payment of debts are discounted to the current value.

The net assets value method is applied within the framework of the cost-based approach to the assessment of the value of enterprises in accordance with the Order dated 29 January 2003 of the Russian Ministry of Finance and the Federal Securities Market Commission No. 03-6/пз "On the Approval of the Manner of Assessment of the Value of Net Assets of a Joint Stock Company".

The net assets value method (or adjusted book value method) provides for the following assessment stages:

- analysis of balance sheets;
- adjustment of the balance sheet;
- translation of financial assets into the net realisable value;
- assessment of the reasonable market value of tangible assets (land, buildings, structures, transfer devices, machinery and equipment);
- identification and evaluation of intangible assets;
- translation of liabilities into the current value.

As a result of the works performed, the value of the equity capital of the enterprise shall be determined as the market value of the total assets minus the current value of all liabilities.

6.2. Assessment of Market Value Using the Net Assets Value Method

Upon an analysis of the composition of assets and liabilities of the Company, a conclusion was made that the cost-based evaluation approach was expedient. As stated above, the net assets value method was used to implement the cost-based approach.

Table 6.1.

No	Description	Balance sheet item code	Balance sheet amounts as of 01.07.2004, thousand rubles
	Assets		
1	Intangible assets	110	1,164
2	Fixed assets	120	2,040,642
3	Construction in progress	130	884,695
4	Income-bearing placements in material valuables	135	0
5	Long-term financial investments	140-411	977,487
6	Short-term financial investments	250	537
7	Other non-circulating assets	150 + 145	69

No	Description	Balance sheet item code	Balance sheet amounts as of 01.07.2004, thousand rubles
8	Stores	210	4,385,154
9	VAT on assets acquired	220	556,334
10	Accounts receivable	230+240-244	2,116,926
11	Cash	260	156,079
12	Other circulating assets	270	0
	Total assets (sum of items 1 to 12)		11,119,087
	Liabilities		
13	Long-term liabilities under loans and credits	510	0
14	Other long-term liabilities	520 + 515	16,969
15	Short-term liabilities under loans and credits	610	1,428,052
16	Accounts payable	620	1,620,608
17	Dividends payable to members/founders	630	0
18	Provisions for liabilities	650	553,059
19	Other short-term liabilities	660	0
	Total liabilities (sum of items 13 to 19)		3,618,688
	Total net assets (total assets minus total liabilities)		7,500,399

ADJUSTMENT OF BALANCE SHEET ACCOUNTS

The total amounts of balance sheet accounts, taken into account for the purpose of assessment of the value of shares, based on the net assets value, may not always reflect the amount of assets actually available in the Company at a certain time, primarily due to different liquidity of assets.

ASSESSMENT OF THE MARKET VALUE OF INTANGIBLE ASSETS

The book value of intangible assets of OAO "VSMPA" as of 01.07.2004 is equal to 1 164 thousand rubles. According to the Company, the value of intangible assets means the costs related to the registration of such assets (Table 6.2).

Table 6.2. Intangible assets of OAO "VSMPA"

Description	Value, rubles	Depreciable value, rubles	Date of entry
Licence agreement	30,000.00	1,680.00	02.28.1999
Recommendations on reconstruction of furnaces	30,000.00	4,000.00	29.02.2000
Right to use a circular emulsifier at the enterprises	60,000.00	0.00	29.02.2000
Technology of manufacture of nitrogen-containing ligature	60,000.00	0.00	12.29.2000
Licence agreement No. 9088	355,835.03	0.00	12.29.2000
Bucket design	24,897.09	11,913.21	12.29.2000
Can design	26,132.35	14,699.53	12.29.2000
"Ural-M" radiator design	25,226.93	10,216.97	12.29.2000
Frying pans design	25,292.87	12,456.83	12.29.2000
Pans design	24,897.09	12,261.81	12.29.2000
Hollow-ware design	18,978.17	9,080.87	12.29.2000
Pan design	24,725.53	11,831.11	12.29.2000
Strainer design	24,553.97	11,749.01	12.29.2000
Sections system for assembly of window and door and frame packaged units	89,945.92	70,742.26	12.29.2000
Thermal insert design	51,172.65	40,247.19	12.29.2000
Technology of manufacture of titanium pieces, artificial valve	51,327.83	28,332.83	12.29.2000
Technology of manufacture of titanium alloy ingots	52,948.84	42,941.50	12.29.2000
Design of a furnace coiler for a hot-rolling mill	39,377.02	31,245.82	12.29.2000
Technology of the continuous casting of titanium alloy ingots	48,172.26	34,009,.44	12.29.2000
Technology of the heating of ingots	38,185.25	30,300.17	12.29.2000
Design of a crystallizer pan for a vacuum arc furnace	59,148.90	27,474.60	12.29.2000
Technology of manufacture of non-compact steel ingots	56,199.38	45,184.46	12.29.2000
Technology of hydroabrasive treatment of titanium sheets	40,424.73	32,501.43	12.29.2000
Technology of manufacture of magnesium alloy wheels	43,332.14	34,384.04	12.29.2000
Technology of metallization of the surface of titanium alloy slabs	47,449.66	37,651.48	12.29.2000
Technology of the hot-rolling of titanium alloy rods	46,912.07	36,567.89	12.29.2000
Technology of the electroslag melting of ferrotitanium	40,594.36	29,085.94	12.29.2000
Technology of metallisation of titanium alloy ingots	47,106.53	37,378.91	12.29.2000
Design of a crystallizer pan for a vacuum arc furnace	48,848.63	31,238.87	12.29.2000
Technology of the pressing of laminated titanium products	46,754.24	36,772.10	12.29.2000
MPE project	416,082.50	0.00	28.02.2001
"Rys" trade mark for wheels	500.00	288.62	03.30.2001
VSMPA trade mark	500.00	204.38	03.30.2001
"VSMPA" trade mark	500.00	204.38	03.30.2001
"Cut-off die" design patent no. 2127645	13,500.00	10,911.18	03.30.2001
"Vacuum arc remelting method" technology patent	18,600.00	15,214.80	03.30.2001
"Pipe pressing method" technology patent No. 2094148	48,250.00	37,743,.40	03.30.2001
"Pipe pressing method" technology patent No. 2097158	28,250.00	22,282.22	03.30.2001
"Pipe surface reeling device" patent No. 2150365	16,500.00	13,497.00	03.30.2001
"Hollow products pressing tool" patent No. 2134622	16,500.00	13,335.93	03.30.2001

"Hot pressing device" patent No. 2146977	28,600.00	23,301.,85	03.30.2001
"Vacuum arc remelting method" technology patent	23,600.00	19,458.20	03.30.2001
"Non-ferrous metal pipes manufacture method" patent No. 2048219	17,400.00	12,480.15	03.30.2001
Technology of manufacture of hollow sections in nitrogen environment	42,206.01	39,054.65	02.28.2003
Technology of manufacture of titanium alloy ingots	37,348.95	34,560.15	02.28.2003
Technology of surface treatment of half-finished products	40,158.31	37,159.75	02.28.2003
Design of a vacuum arc furnace	31,342,.37	29,085.73	02.28.2003
Design of an installation for melt granulation	37,332.95	34,545.43	02.28.2003
Design of a die for die forging	36,708.08	33,967.28	02.28.2003
Technology of deposition welding and thermal treatment of rolls	81,373.00	60,989.08	09.30.2003
TOTAL:	2,513,691.61	1,164,232.45	

Three approaches exist to the evaluation of intangible assets: income-based, cost-based, and comparative approaches.

Within the framework of the cost-based approach, the value of asset(s) is assessed from the point of view of costs incurred in the process of creation thereof. Those costs include the design costs, legal protection costs, and marketing and advertising costs. The value of intangible assets created by the organisation itself is assessed as the sum of the actual costs incurred in the process of creation thereof, manufacturing costs (including material costs, labour costs, payment for services provided by outside organisations, patent fees, costs related to obtaining patents and certificates), etc.

It should be pointed out that currently the book value of intangible assets in most organisations is, on the one hand, equal to the sum of actual costs of registration of the title to the assets, and, on the other hand, is not a value that could be used to assess the market value of such assets.

The use of the comparative approach is rather difficult due to the underdevelopment of the intellectual property market and the lack of standards in respect thereto, available to the public, and due to the extremely distinctive nature of such type of industrial property as intangible assets and the diversity of essential characteristics thereof.

The main methods of implementation of the income-based approach are:
1. Surplus profit method (routinely used to evaluate the goodwill).
2. Royalty release method.
3. Profit split method.
4. Profit benefit method.
5. Discounted cash flow method.

In order to implement this approach, the information concerning the additional profit generated by a separate object of intellectual property is required. According to a statement presented, OAO "VSMPA" has no information concerning the amount of the economic benefits from the use of certificates and intangible assets of the Company, so this evaluation approach was not used.

As follows from the above, no adjustment of the value of intangible assets of the Company was made, and the book value was used. In negotiating the final result of evaluation of the block of shares in OAO "VSMPA", the Appraisers take this fact into account and apply the relevant weight coefficient under this approach.

As a result, the market value of intangible assets of OAO "VSMPA" is equal to 1 164 thousand rubles as of the date of assessment.

ASSESSMENT OF THE MARKET VALUE OF FIXED ASSETS

According to the accounting statements, the total value of fixed assets is equal to 2 040 642 thousand rubles, as of 01.07.2004. According to the details presented, fixed assets of the enterprise are divided into the following groups: land and natural resources, buildings, structures, and transfer devices, machinery and equipment, transport vehicles, tools, fixtures and fittings, perennial planting, capital expenditures on reclamation, etc.

LAND APPRAISAL

Sverdlovsk Oblast Land Market

The territory of Sverdlovsk Oblast covers 19 400 thousand hectares of land, including 686 thousand hectares of land in cities and settlements, 4 100 thousand hectares of agricultural land, 386 thousand hectares of land under industrial, construction, transport, communications facilities, and 13 600 thousand hectares of the forest fund.

The land market and its infrastructure in Sverdlovsk Oblast is at the initial stage of development. The existing mechanisms of disposal, possession, and use of land restrict the access to land resources and prohibit land redistribution and transfer of land to efficient business entities. Meanwhile, payments related to the use of land in cities and settlements constitute the main source of incomes in the regional budget and municipal budgets.

The implementation of the land reform in the territory of Sverdlovsk Oblast for 2004 to 2008 revealed a number of problems impeding the efficient use of land resources in the interests of all parties to the land relations:

1. Problem of correspondence of regional legislative acts to federal legislative acts. Currently, local land laws and regional normative and legislative acts do not yet fully correspond to federal laws and normative and legislative acts, hence serious legal problems at the stage of implementation of new federal laws.

2. Incomplete process of land registration in the territory of Sverdlovsk Oblast. Currently, 5% to 7% of lands used for business purposes are not registered, because the land owners have not obtained the documents of title.

3. Lack of boundaries in most municipal formations, established under the laws. Boundaries are determined by regional laws in 17 municipal formations only, situated in the territory of Sverdlovsk Oblast. The problem is even more complicated because the Government of Sverdlovsk Oblast has not appointed an authorised body responsible for the interaction with the local authorities of municipal formations on the matters of development of the said draft regional laws.

4. Surveying problem. It often happens so that individuals entitled to free privatisation have to pay for the surveying procedure, i.e. for the procedure of precise determination of the plot boundaries and the gridding. Such situation is a consequence of the fact that the land registration system in the regions is at an early stage of development yet.

5. Lack of a unified approach in the territory of Sverdlovsk Oblast to matters related to the execution and movement of documents concerning the allocation of land. Not all local authorities have signed agreements with the Ministry of Management of State Property of Sverdlovsk Oblast, being the authorised body of the Ministry of Property Relations of the Russian Federation and the Government of

Sverdlovsk Oblast in the sphere of management of land resources. Those problems affect the speed of adoption and the quantity of decisions related to land allocation.

The key result of the first stage of the land reform in Sverdlovsk Oblast has been the creation of the land market infrastructure, primarily in the form of a state land cadaster system. Currently, both an agricultural land cadaster and a settlement land cadaster have been created in Sverdlovsk Oblast. The necessary institutional framework of land turnover in the market situation has been created, the transition has begun to market-oriented forms of land ownership and use and to the paid land use, with the determination of the market value of land.

Works are carried on in order to attain one of the most difficult objects of the reform, namely: division of lands into federal, regional, and municipal lands.

By the end of 2008, the portion of lands owned by legal entities and individuals in the Middle Ural is expected to be as much as 20 % of the total lands in the region. In this regard, officials plan that legal entities and individuals will own the most actively used land categories, namely: agricultural, settlement, and industrial lands. Thereby, an active land market will be created in the territory of Sverdlovsk Oblast.

ASSESSMENT OF THE MARKET VALUE OF THE VSMPA LAND TITLES

The objects under assessment are plots in Sverdlovsk Oblast, having the total area of 299.45 hectares, that are owned by the VSMPA.

Nothing but the right of ownership means the opportunity to exercise the powers in full and at its own discretion, related to the possession, use, and disposal of land, though subject to restrictions imposed by the governmental regulation in respect of the use of land for the purposes of protection of certain public interests, such as protection of the environment, historical and cultural monuments, picturesque landscapes, etc. All other land rights are subject to certain restriction as to the exercise thereof.

Table 6.3. Land owned by the VSMPA

No.	Cadastral number	Area, sq. m	Address	Objects of use	State registration certificate (series, No., date of issue)
1	66:08:08 01 004:0003	1 182 828	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962243 of 25 March 2003
2	66:08:08 01 012:0063	25 309	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962016 of 11 March 2003
3	66:08:08 01 007:0010	1 301 456	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962005 of 11 March 2003
4	66:08:08 01 008:0004	22 708	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962015 of 11 March 2003
5	66:08:08 01 003:0002	124 757	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962007 of 11 March 2003
6	66:08:08 01 003:0003	51 985	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962017 of 11 March 2003
7	66:08:00 00 000:0019	233 008	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962019 of 11 March 2003
8	66:08:08 01 008:0005	3 261	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962018 of 11 March 2003
9	66:08:08 01 003:0004	8 636	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962006 of 11 March 2003
10	66:08:08 01 008:0006	19 393	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962008 of 11 March 2003
11	66:08:08 02 010:0056	1 777	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962009 of 11 March 2003
12	66:08:00 00 000:0018	19 369	Sverdlovsk Oblast, Verkhnyaya Salda, 1 Parkovaya St	For industrial purposes	66 AB 962010 of 11 March 2003
Total		2 994 487			

We examined the land market in Verkhnyaya Salda, Sverdlovsk Oblast. According to the results of the analysis, and based on comments by employees of OAO "VSMPA", we came to the conclusion that there were no offers to sell any land similar to the land under assessment in the relevant real property market segment.

As the Company is the core city enterprise, given the underdeveloped land relations market in Verkhnyaya Salda, Sverdlovsk Oblast, where the state is the sole market-maker, the Appraisers decided to use an indirect method of land evaluation, by evaluation of the standard price of land.

The legal power means the statutory capacity of a party to legal relations to perform certain acts.

In analysing the current legal environment, the Appraisers relied on the following assumptions:

1. Order of the Government of Sverdlovsk Oblast dated 30 June 2003 No. 387-ПП "On Determination of Standard Price of Land" governing the standard price of the following land categories:

- agricultural land;
- settlement land;
- horticultural, gardening, and summer house land.

2. Order of the Government of Sverdlovsk Oblast dated 18 July 1997 No. 606-п "On Determination of Standard Price of Land" (as amended on 30 August 1999, 1 February 2002) governing the zonal standard prices of land actively involved in the land market of Sverdlovsk Oblast.

Order of the Government of Sverdlovsk Oblast dated 18 March 1998 No. 255-п "On Determination of Standard Price of Land in the Territories of Municipal Formations of Sverdlovsk Oblast" (as amended on 30 August 1999) governing the standard prices of state-owned land also actively involved in the land market, in the territories of municipal formations of Sverdlovsk Oblast.

The aforementioned normative acts cover the following land categories:

- land used as personal subsidiary plots, for gardening purposes, or for the purposes of building residential houses or summer houses;
- land of agricultural designation.

Thus, the only regional legislative act governing the turnover of industrial land in the territory of Sverdlovsk Oblast, as of the date of the assessment, is the Order of the Government of Sverdlovsk Oblast dated August 30, 1999 No 1021-ПП "On Making Amendments and Addenda to the Orders of the Government of Sverdlovsk Oblast dated 18.07.97 No. 606-п "On Determination of Standard Price of Land" and dated 18.03.98 No. 255-п "On Determination of Standard Price of Land in the Territories of Municipal Formations of Sverdlovsk Oblast" (as amended on 1 February 2002).

This Order specifies the following standard (purchase) prices for state-owned land in case of selling plots under buildings, structures, premises, and other real estate in private ownership (adopted under the Order of the Government of Sverdlovsk Oblast dated 30 August 1999 No. 1021-ПП):

LAND DESIGNATION	LAND TAX MULTIPLIER FOR THE PURPOSE OF ESTIMATION OF THE STANDARD (PURCHASE) PRICE
INDUSTRY	
ENTERPRISES WITH THE AREA OF LESS THAN 0.5 HECTARES	46
ENTERPRISES WITH THE AREA OF MORE THAN 0.5 HECTARES	30

Taking into account the area of plots owned by the VSMPA, the standard price of land of industrial designation is:

No.	Cadastral number	Area, sq. m	Land tax in 2003, RUR per sq. m	Residual value as of 01.07.2004, RUR	Standard price of land, RUR per sq. m	Standard price of land as of 01.07.2004, RUR
1	66:08:08 01 004:0003	1182828	3.992	24 322 729	119.76	141 655 481
2	66:08:08 01 012:0063	25309	3.992	520 434	119.76	3 031 006
3	66:08:0801 007:0010	1301456	3.992	26 762 100	119.76	155 862 371
4	66:08:08 01 008:0004	22708	3.992	466 949	119.76	2 719 510
5	66:08:08 01 003:0002	124757	3.992	2 565 403	119.76	14 940 898
6	66:08:08 01 003:0003	51985	3.992	1 068 978	119.76	6 225 724
7	66:08:0000000:0019	233008	3.992	4 791 390	119.76	27 905 038
8	66:08:08 01 008:0005	3261	3.992	67 057	11976	390 537
9	66:08:08 01 003:0004	8636	3.992	177 584	119.76	1 034 247
10	66:08:08 01 008:0006	19393	3.992	398 782	119.76	2 322 506
11	66:08:0802010:0056	1777	3.992	36 541	119.76	212 814
12	66:08:0000000:0018	19369	3.992	398 289	119.76	2 319 631
TOTAL:				61 576 235		358 619 763

** According to the management of the Company, the land tax rate in 2004 will be equal to that effective in 2003.*
** The Appraisers forecast the indices for the 2nd quarter of 2004, subject to the retrospective quarterly average accession rate.*

Eventually, the market value of the right of ownership of land owned by the VSMPA as of the date of assessment is equal to 358,620 thousand rubles.

ASSESSMENT OF THE MARKET VALUE OF FIXED ASSETS (EXCEPT FOR THE AFOREMENTIONED REAL PROPERTY)

The Appraisers used the cost-based approach (method of index numbers) to assess the market value of fixed assets (real property, in respect of which the technical information is either unavailable or available in part only; machinery and equipment; motor transport vehicles; tools; fixtures and fittings; perennial planting; capital expenditures on reclamation, etc.). The relevant coefficients (in respect of capital investments, construction and installation works, process equipment, and other works) were used as the estimation index, subject to industrial relevance of the objects, from the compilations "Price Index Numbers in Construction Industry" published by the information and consulting firm "KO-Invest" in co-operation with the interregional methodical centre for pricing in construction industry TsNIIEUS of Gosstroy for the period from 1997 to the 1st quarter of 2004. The indices used for the assessment represent the ratio of the cost of products, works, or resources at the current level of estimated standards to prices introduced since 01.01.91.

The rate of wear and the depreciable value in course of the assessment were translated, using the standards method. In cases when the depreciable value of fixed assets, according to the balance sheet data, was equal to zero (fully depreciated objects), the rate of wear thereof was taken equal to 90% (because those assets were in operation as of the date of assessment, hence they had a certain value).

The last revaluation of all fixed assets of Verkhnyaya Salda Metallurgical and Production Association OJSC was performed as of 01.01.1997. According to the management of the Company, the revaluation of buildings of industrial and social designation was performed as of 01.01.1998.

As stated above, the last revaluation of all fixed assets of OAO "VSMPA" was performed as of 01.01.1997, i.e. in accordance with the results of 1996, so we assumed that the full book value of fixed assets created/acquired prior to this date corresponds to the full replacement value as of 01.01.1997.

We also took into account in our estimates that the last revaluation of buildings was performed as of 01.01.1998. In respect of buildings entered on the balance sheet after 1997, the entire group of indices from 1997 to 2004 was applied.

Objects entered on the balance sheet in the second quarter of 2004 were taken at the book value.

The following formula was used to estimate the index for translation of prices as of the date of creation (or registration) of means of production (or as of 01.01.1997 (as of 01.01.1998, for buildings), for inventory units created prior to this date) into the prices as of the date of assessment:

$$И_i = (И_{91-i})/(И_{91-j})$$

where:
$И_{91-i}$ means the coefficient of variation of the value of a fixed asset in this industry from 1991 to the date of assessment
$И_{91-j}$ means the coefficient of variation of the value of a fixed asset in this industry from 1991 to the date of creation of the object (or its registration).

Price indices for "Non-Ferrous Metallurgy"

Table 6.4. Indices of KO-INVEST as to the price level as of 01.01.1991

Date of entry on the balance sheet	Capital investments	Construction and installation works	Process equipment	Other works
1 quarter of 1997	8.858	9.894	8.781	5.250
2 quarter of 1997	8.920	9.785	9.115	5.354
3 quarter of 1997	10.430	10.154	12.030	5.457
4 quarter of 1997	9.412	10.465	9.347	5.557
1 quarter of 1998	9.572	10.612	9.496	5.629
2 quarter of 1998	9.723	10.395	9.693	5.724
3 quarter of 1998	9.685	10.358	10.001	5.770
4 quarter of 1998	10.77	11.147	11.431	6.330
1 quarter of 1999	11.614	11.334	12.724	6.674
2 quarter of 1999	12.578	11.372	14.21	6.696
3 quarter of 1999	14.027	12.044	15.923	7.449
4 quarter of 1999 .	15.745	12.857	17.835	8.440
1 quarter of 2000	16.365	13.548	19.404	10.295
2 quarter of 2000	16.837	14.668	20.227	11.119
3 quarter of 2000	19.351	16.283	21.800	11.772
4 quarter of 2000	20.996	17.792	23.413	12.843
1 quarter of 2001	21.884	18.168	24.335	13.426
2 quarter of 2001	22.331	18.929	24.879	13.678
3 quarter of 2001	22.887	19.634	25.777	13.98
4 quarter of 2001	23.614	21.020	26.414	14.665
1 quarter of 2002	24.315	22.215	27.415	15.252

Date of entry on the balance sheet	Capital investments	Construction and installation works	Process equipment	Other works
2 quarter of 2002	24.843	23.223	27.780	15.858
3 quarter of 2002	25.504	24.452	28.266	16.454
4 quarter of 2002	25.976	25.513	28.667	16.846
1 quarter of 2003	26.694	26.608	29.412	16.937
2 quarter of 2003	27.308	27.558	29.971	17.513
3 quarter of 2003	27.827	28.443	30.783	18.07
4 quarter of 2003	28.525	29.620	31.282	18.704
1 quarter of 2004	29.004	30.600	31.895	19.001
2 quarter of 2004	29.651	31.733	32.583	19.465

Source: Ko-Invest digest; calculations by Rosexpertiza

It should be pointed out also that no documents of title (copies of certificates of state registration of the right of ownership and sets of documents of Bureau of Technical Inventory) in respect of buildings and structures used by OAO "VSMPA" were presented in course of implementation of the project. According to the management of the Company, no works have been carried out for the purpose of registration of the title of the Company to the aforementioned real property.

Eventually, the market value of fixed assets OAO "VSMPA" as of the date of assessment is equal to 4,760,990 thousand rubles. The results of the estimates are presented in the Appendix to the Report "Results of Estimation of the Market Value of Fixed Assets of the Company".

ASSESSMENT OF THE MARKET VALUE OF CONSTRUCTION IN PROGRESS

In course of the analysis of the account "Construction in progress", a conclusion was made that this assets account must be adjusted. The value of construction in progress, according to accounting statements, as of 01 July 2004 is equal to 884 695 thousand rubles, of which:
> industrial construction in progress: 730 964 thousand rubles;
> non-industrial construction in progress (housing; health care; sport; trade): 13 144 thousand rubles;
> other assets: 140 587 thousand rubles.

The sources of information required for the evaluation of construction in progress included details in respect of industrial construction in progress and non-industrial construction in progress. The Appraisers were given the following information:
> book value of construction in progress;
> estimated value of construction in progress in prices as of 1 July 2004;
> works performed, as a percentage of the estimated value;
> construction commencement date;
> expected construction completion date.

For the purposes of this report, the book value of construction in progress means the value of the assets, reflected on accounts of the Company.

It is necessary to note that the interpretations of "Miscellaneous Assets" were not presented in the course of work over the draft. While evaluating these objects we reason from the supposition of correspondence of the book value with the market value of other objects of construction in progress.

Market value of the objects of construction in progress was determined by the appraisers by means of the hang-the-expense method, which is based on the volume of the executed works on the date of appraisal, which is shown as percentage of estimated value in current prices.

According to the data submitted by the Company's management, several objects of construction in progress (No. 2; 8; 9; 11; 19; 23; 35; 43, that is, around 2.02 percent of total value) are the objects of suspended construction. Further investments into these objects are not planned. On the basis of the above mentioned data, the appraisers have come to the decision not to take into consideration the value of the objects of construction in progress.

The calculation is given in Addendum to the Report "Appraisal of the objects of construction in progress".

As a result, the market value of the objects of construction in progress belonging to VSMPA OJSC is equal to 862,712 thousand rubles on the date of appraisal.

PROFITABLE INVESTMENTS IN STOCKS OF MATERIALS AND CAPITAL EQUIPMENT

On the day of the appraisal the Company does not have such assets.

LONG-TERM FINANCIAL INVESTMENTS

As of July 07 2004 the book value of long-term financial investments of VSMPA OJSC in the form of investments in subject societies, as well the shares of open and closed societies, equals to 977,487 thousand rubles.

Table 6.5. Long-term financial investments of VSMPA OJSC on July 1, 2004

Name of Enterprise	Volume of investments, rubles	Share in authorized capital, percent*
Titanium Association, V-Salda	40	
Titanium Trading House, V-Salda	5,885	70
LLC Tirshop, V-Salda	140	70
CJSC Complex, Chelyabinsk-65	50, 000	
ASKO-TIRUS-MEDSERVICE, V-Salda	8, 030, 380	82
OJSC Uraltitanium-93, Ekaterinbourg	446,500	
LLC Insurance Company Ring of the Urals, Ekaterinbourg	10,000,000	4,636
OJSC Ural V-Salda	12,476	51
LLC «Uralaskamet, Chelyabinsk	3,100	
LLC "Insurance Company «SALDA ASKO" V-Salda	2, 797, 200	14
JSC AVISMA Berezniki (shares)	32 ,378 ,726	42.06
OJSC Uralvneshtorgbank, Ekaterinbourg	142, 500	
CJSC Soyuz VS, V-Salda (shares)	1 ,364 ,450	0.13
LLC Tirus-Holding	88, 793, 976	100
Metals USA (shares)	114,424	
OJSC Technolog, Moscow	833, 149, 460	50.07
Share holding in construction of health center	600, 000	
TOTAL:	977, 487, 258	

Source: VSMPA OJSC

*There is no bookkeeping data available as to long-term investments, which do not have indication of share holding of OJSC VSMPA.

1. CJSC ASKO-TIRUS-MEDSERVICE offers services of medical insurance. The company does not have business connections with OJSC VSMPA.
   The share of VSMPA OJSC in the authorized capital was formed by means of the deposit in the authorized capital of the Company and, furthermore, by means of increase in the authorized capital at the expense of the assets of the Company.
2. Insurance Company Salda-ASKO LLC is a company which offers insurance services. VSMPA OJSC has entered into a range of contracts with this insurance company to insure assets, auto civic liability, employees' health. The share of VSMPA OJSC in the authorized capital was formed by means of deposit in the authorized capital of the Company and, furthermore, by means of increase of the authorized capital at the expense of the assets of the Company.
3. Tirshop LLC is a company, which deals with trade-purchase activities. The main income is derived from retail trade of consumer goods, as well as leasing of trade sites. It does not have business connections with VSMPA OJSC. Share of VSMPA OJSC in the authorized capital was formed by means of a deposit in the authorized capital of the Company and, furthermore, by means of increase in the authorized capital at the expense of the assets of the Company.
4. Ural OJSC is a company, which is engaged in manufacture of place settings. In a number of cases it acquires metal scrap. Share of VSMPA OJSC in the statutory capital of Ural OJSC was formed by means of a deposit in the authorized capital.
5. Technolog OJSC is a company, which derives its main profits from leasing of assets. It does not have business connections with VSMPA OJSC. Share of VSMPA OJSC was shaped by means of taking a position (acquisition of shares) in the company.
6. Titanium Trading House LLC is a company effectuating trade-purchase activities. Its main profits are derived from retail sales of consumer goods and leasing of trade sites. It does not have business connections with VSMPA OJSC. Share of VSMPA OJSC in the statutory capital was formed by means of a deposit in the authorized capital of the company. Furthermore, it was formed by means of increase in the authorized capital at the expense of the Company's assets.

All of the above mentioned companies are not big companies. According to the information provided by the Company, VSMPA OJSC did not have big yield from investments in these companies.

Out of the above mentioned subject companies only the shares of AVISMA OJSC are included in the register of securities, which are allowed for circulation in the main Russian trade systems RTS and MMVB. Therefore, the adjustment of investments in AVISMA OJSC was held with a view to the quotations of the RTS-Board.

July 1, 2004 serves as the appraisal date. The last transactions with the shares of AVISMA OJSC was closed on June 30, 2004.

*Rules of the trading sites do not allow the brokers to cancel their quotations, which enable us to obtain true information on stock price, bidding volume, quantity of buyers and sellers of a certain security.

Company	Bidding volume on the day of transaction (common stock)			Share price, USD	Date of transaction RTS-Board	Capitalization on the day of the deal, USD
	Number of securities	Percentage of the authorized capital	Percentage of ordinary shares			
AVISMA OJSC	225	0.00015	0.0002	132	June 30, 2004	144,842,115

VSMPA OJSC is a proprietor of 620,100 common shares of AVISMA OJSC (the Company does not own privileged shares of AVISMA OJSC). Thus, the share holding of VSMPA OJSC in AVISMA OJSC equals to 42.06 percent. The share holding of the enterprise appraised does not provide for control.

However, the appraised share holding is a blocking one, thus, it is necessary to apply a certain premium. The amount of the corresponding premium is +23 percent*. As a result, the value of the share holding of VSMPA OJSC in AVISMA OJSC equals to 2,925,838 thousand rubles.

Adjustment of value of miscellaneous long-term financial investments is executed by calculation of book value of net assets on April 01, 2004 by the following enterprises:

Name of enterprise	Volume of deposit in rubles
ASKO-TIRUS-MEDSERVICE, V-Salda	8,030,380
Insurance Company SALDA ASKO LLA, V-Salda	2,797,200
Tirshop LLC, V-Salda	140
Ural OJSC, V-Salda	12,476
Technolog OJSC, Moscow	833,149,460
Titanium Trading House, V-Salda	5,885
TOTAL:	843,995,541

Source: VSMPA OJSC

Due to lack of accurate accounting information for the date of appraisal (July 01, 2004) the present calculations are based on the assumptions of the Appraiser that since April 01 of the current year there have been no significant changes in the activities of the enterprises, which could significantly influence their value. As the accounts of other enterprises and share holding of VSMPA OJSC** were not given at the disposal of the Appraiser, the given investments were not adjusted.

Calculation of net assets value of Tirus-Medservice CJSC (international insurance company)m Insurance Company Salda-ASKO LLC

The calculation of net assets of insurance companies was made according to Procedure for Appraisal of Value of Net Assets of Insurance Organizations Established in the Form of Joint-Stock Companies

* Volume of premiums and discounts for the control character were applied on the basis of the data of the research executed by the experts of Rosexpertiza LLC beyond the framework of the present report. We have analyzed the transactions with the company's shares for the period starting from 1997 up to the end of the first quarter of 2003. In addition to this, we have held a poll of the professional participants of the financial market, including representative of consulting companies from "Big Four", large Russian investment banks, large international investment banks.

** Accounts of subsidiary and subject enterprises for the 1st half of 2004 were not submitted due to the fact that the term of delivery of the accounts to tax inspection expires on July 30, 2004.

(adopted by the Resolution of the Ministry of Finances of the Russian Federation No. 2 108 and by the Resolution of the Federal Committee on the Equity Market No. 2 235 dd. December 24, 1996).

Calculation of value of net assets of insurance companies, which authorized capitals have certain share holdings of VSMPA OJSC, is given in Table 6.6.

Table 6.6. Calculation of value of net assets of Tirus-Medservice CJSC Insurance Company, Salda-ASKO LLC

No	Indicator	Line code in the balance sheet	Tirus-Medservice CJSC IIC, rubles	Insurance company Salda-ASKO LLC, rubles
1	Assets			
1	Intangible assets	line 110	3,576	51
2	Investments and financial investments	lines 120-121 -122	200,000	19,033
3	Accounts receivable	lines 190+200+210 + 220	28,338	49,000
3.1	Debt of members (constitutors) on deposits in the authorized capital stock	line 224	0	0
4	Miscellaneous assets	lines 230 + 240 + 250 + 270 + 280 -231	2,379,642	19,096
4.1	Value-added tax	line 260	85	0
4.2	Own shares redeemed from shareholders	lines 281	0	0
5	Total for assets ("sum art. 7-4)	Art. 7+2 + 3-3.7. +4-4.7. -4.2.	2,677,477	87,180
	Liabilities			
6	Insurance funds	lines 590-150-160-170 -180	462,103	57,893
7	Debt on premium deposit before reinsurers	Line.610	0	0
8	Bill payable	lines 620 + 630 + 640 + 650 + 660	592,991	4,544
9	Miscellaneous liabilities	lines 680 + 681 +685	0	0
9.1	Income of future periods	line 675	0	0
10	Total for liabilities excluded from the value of assets ("sum art. 6-70)	Art. 6+7 + 8+9-9.7	7 055 094	62,437
	Total for NA (sum art. 5-10)		1,556,377	24,743

Source: Information provided by VSMPA Calculations by Rosexpertiza company

According to the interpretation of long-term financial investments the balance investment of VSMPA OJSC in Tirus-Medservice CJSC IIC for July 01, 2004 in money terms was 8,030,380 rubles, thus, the book value of net assets for April 01, 2004 was equal to 1,556,377 rubles. As to the information obtained from the company's specialists for July 01, 2004, Tirus-Medservice CJSC IIC increased its authorized capital: according to the Ref. No. 729 dated July 29, 2004, VSMPA OJSC transferred 8,000,000 thousand rubles with the payment draft No. 2 7769 of June 29, 2004 for the purpose of increasing the authorized capital. Notwithstanding, VSMPA OJSC preserves its share holding (82 percent). Therefore, on the date of appraisal Tirus-Medservice CJSC IIC experienced the increase in assets for the above mentioned amount (the "Liabilities" will reflect the increase in "Capital" and "Working balances", which are not counted in the course of calculation of net assets). Thus, the value of an 82 percent share holding of VSMPA OJSC in Tirus-Medservice CJSC IIC is equal to: 0.82*(1,556+8,000)=7,836 thousand rubles.

According to the present data the share of VSMPA OJSC in the insurance company Salda-ASKO LLC is 14 percent. Thus, the share holding of the appraised enterprise does not provide for a full degree of control. Therefore, to find out the bottom-line value, it is necessary to introduce adjustments for non-control character. At the same time the amount of the corresponding discount is minus 18.6 percent. The

given value of the discount is a result of successive application of a maximum discount to the minority share holding (single share) and the premium, which takes into account the value of the appraised share.

Value of share holding of VSMPA OJSC in the insurance company Salda-ASKO LLC is 2,819 thousand rubles.

Calculation of value of net assets belonging to Tirshop LLC, Ural OJSC, Technolog OJSC, Titanium Trading House CJSC

Calculation of value of net assets of the enterprise is made according to Order of January 29, 2003, issued by the Ministry of Finances of the Russian Federation No 10н and Order of the Federal Committee on Equity Market No 03-6/pz "On Adoption of the Procedure for Appraisal of Value of Net Assets Belonging to Joint-Stock Companies".

Calculation of value of net assets of the above mentioned companies is given in the table below.

Table 6.7. Calculation of value of net assets of Tirshop LLC, Ural OJSC, Technolog OJSC, Titanium Trading House CJSC, thousand rubles.

Name of indicator	LLC Tirshop	OJSC Ural	OJSC Technolog	CJSC Firm "Titanium"
Assets				
Intangible assets	0	31	0	0
Fixed assets	212	2,798	19,089	369
Construction in progress	0	140	9,825	0
Long-term financial investments	0	3	0	0
Miscellaneous non-reverse assets	0	286	7	0
Store:	5	5917	166	439
Accounts receivable with exception of debt of the members (charter mambers) on their deposits in the authorized capital stock	32	3,987	3,004	218
Short-term financial investments with exception of book value of own shares redeemed from the shareholders	0	0	0	0
Monetary funds	0	295	6,376	132
Value-added tax	15	1, 583	1,489	5
Miscellaneous reverse assets	0	20	0	0
Total for assets	264	15,060	39,956	1,163
Liabilities				
Borrowed current assets	125	112	8,186	70
Bill payable	0	10,698	2,117	669
Calculations for dividends	0	0	58	0
Reserves for impending expenses and payments	0	0	0	0
Miscellaneous liabilities	0	550	0	0
Total for liabilities which are excluded from the value of assets	125	11,360	10,361	739
Value of net assets, thousand rubles.	139	3,700	29,595	424

Source: information provided by VSMPA, calculations given by Rosexpertiza

Notes:

1) As of July 1, 2004 the share holding of VSMPA OJSC in the authorized capital stock of Tirshop LLC is 70 percent.

   Amount of discount (premium) for the control—0 percent.

   Market value of the investments of VSMPA OJSC in the authorized capital stock of Tirshop LLC is 97,000 rubles.

2) As of July 01, 2004 the share holding of VSMPA OJSC in the authorized capital of Ural OJSC is 51 percent. Thus, the share holding of the appraised enterprise does not provide for the full degree of control. Thus, to calculate the bottom-line value it is necessary to introduce adjustments for control character.

   Amount of discount (premium) for the control is minus 3.8 percent. This discount value is a result of successive application of maximum discount till minority share holding (single share), as well as a premium, which takes into account the volume of the appraised share.
   The market value of the investments of VSMPA OJSC in the authorized capital stock of Ural OJSC is 1,815 thousand rubles.

3) According to interpretation of long-term financial investments of the Company, the deposit of VSMPA OJSC in Technolog OJSC in money term was equal to 833,149,460 rubles. The information obtained from the specialists of the enterprise states that this deposit was created by means of acquisition of the Company's shares. As the information on the evaluation, which served as a basis for the transaction, as well as the information on the composition of assets and income structure of Technolog OJSC, was absent, and the book value of net assets is 29,595 thousand rubles, which is much lower than the amount of the deposit, the appraisers have taken the decision to accept for calculation the book value of net assets for the purpose of the present evaluation.

   According to the information available, the holding share of VSMPA OJSC in the authorized capital stock of Techolog OJSC is 50.07 percent. Therefore, the share holding of the appraised enterprise does not provide for a full degree of control. Thus, to find out the bottom-line value it is necessary to introduce adjustments for the control character.

   Amount of discount (premium) for the control is minus 3.8 percent. This value of discount is a result of successive application of the maximum discount to the minority holding share (single share) and the premium, which takes into account the volume of the appraised share.

   The market value of the deposits of VSMPA OJSC in the authorized capital stock of Tekhnolog CJSC is 255 thousand rubles.

4) As of July 01, 2004 the shareholding of VSMPA OJSC in the authorized capital of Titanium Trading House CJSC is 70 percent.

   Amount of discount (premium) for the control is minus 3.8 percent. This value of discount is a result of successive application of the maximum discount to the minority holding share (single share) and the premium, which takes into account the volume of the appraised share.

The market value of the deposits of VSMPA OJSC in the authorized capital stock of Titanium Trading House CJSC is 286 thousand rubles.

Thus, the summary adjusted value of investments in the subject societies of VSMPA OJSC is:

Table 6.8. Appraisal of long-term financial investments of VSMPA OJSC for July 1, 2004

Name of enterprise	Investment of VSMPA OJSC, rubles	Adjusted value, rubles
Titanium Association, V-Salda	40	40
Titanium Trading House, V-Salda	5885	286,000
Tirshop LLC, V-Salda	140	97000
Complex CJSC, Chelyabinsk-65	50000	50000
ASKO-TIRUS-MEDSERVICE, V-Salda	8,030,380	7,836,229
Uraltitanium-93 Limited liability association, Ekaterinbourg	44,500	44,500
Insurance company Ring of the Urals, Ekaterinbourg	10000000	10000000
Ural OJSC, V-Salda	12476	1,815000
Uralaskamet LLC, Chelyabinsk	3100	3100
SALDA-ASKO limited liability association, V-Salda	2,797,200	2819000
AVISMA JSC, Berezniki (shares)	32,378,726	2,925,837,657
Uralvneshtorgbank OJSC, Ekaterinbourg	142,500	142,500
Soyuz VS CJSC, V-Salda (shares)	1,364,450	1364450
Tirus-Holding LLC	88,793,976	88,793,976
Metals USA (shares)	114424	114424
Technolog OJSC, Moscow	833,149,460	14,255,000
Share holding in the construction of a health center	600,000	600,000
Total:	**977,487,258**	**3,054,058,876**

Source: Information from VSMPA OJSC, calculations made by Rosexpertiza company

Therefore, the market value of long-term investments of VSMPA OJSC for July 01, 2004 is calculated to be 3,054,059 thousand rubles.

SHORT-TERM FINANCIAL INVESTMENTS

According to the data in the accounts for July 01, 2004, the value of short-term financial investments of VSMPA OJSC is 537 thousand rubles, at that:

- deposits—25 thousand rubles;
- loans granted to the organizations for the term less than 12 months—45 thousand rubles;
- circulating notes—467 thousand rubles.

Due to lack of the other information with regards to short-term financial investments, these assets were considered in the further calculation by the balance appraisal.

OTHER NON-REVERSE ASSETS (INCLUDING DEFERRED TAX PAYMENTS)

For July 01, 2004 the book value of miscellaneous non-reverse assets of VSMPA OJSC is 69 thousand rubles. The given value is the deferred tax assets. Considering the specific character of reflection of such operations in business accounting, this asset was accepted regardless of adjustments.

INVENTORIES

According to the data provided in the accounts for July 1, 2004 the book value of the VSMPA OJSC inventories is 4,385,154 thousand rubles.

In the course of work on the project certain additional information was obtained with regards to this asset. The information allowed us to make adjustment of book value of the inventories created by VSMPA OJSC. In particular, there were obtained certain data on the volume of old of materials and capital equipment at the warehouses of the Company for July 01, 2004.

Warehouse No.	Book value of materials and capital equipment at the warehouses, rubles
Warehouse No 0832	418,955
Warehouse No 0831	7,215,077
Warehouse No 0827	2,582,192
Warehouse No 0821	2,286,069
Warehouse No 0817	26,828
Warehouse No 0813	54,051
Warehouse No 0808	32,741
Warehouse No 0807	121,966
Warehouse No 0806	186,864
Warehouse No 0802	179,974
TOTAL:	**13,104,717**

Source: VSMPA OJSC

The given volume of materials and capital equipment, which are considered in the account "Stock", are the old inventory holdings, which are ranked by the management of VSMPA OJSC as frozen assets. On the basis of this fact the market value of the stock of the Company was determined in the amount, which excludes the value of old stocks of materials and capital equipment at the warehouses.

Considering the adjustments made the market value of the stock of VSMPA OJSC for July 01, 2004 is at the level of 4,372,049 thousand rubles.

VALUE ADDED TAX

According to the data of the accounts of VSMPA OJSC for July 01, 2004, the amount of value-added tax is 556,344 thousand rubles. The present account is taken into consideration in its full volume of book value.

ACCOUNTS RECEIVABLE

For July 01, 204 the book value of the total amount of accounts receivable of VSMPA OJSC is 2,116,926 thousand rubles. At the same time, the whole amount was formed out of short-term accounts receivable only.

According to the data of the Company's management, the volume of overdue accounts receivable is calculated to be 325,973 thousand rubles.

The Company's management does not have the information with regards to the possible terms of repayment on the side of debtors, which, in its turn, did not allow us to make the adjustment of the amounts of accounts payable taking into consideration its possible terms of repayment.

Due to absence of information concerning the volume of annual overdue indebtedness amortization, which is considered bad for clearance, the market value of the accounts receivable of VSMPA OJSC was calculated with the deduction of the whole volume of overdue indebtedness of the company, that is, it is accepted in the amount of 1,791,953 thousand rubles.

MONETARY FUNDS

The book value of the monetary funds of VSMPA OJSC according to the data of bookkeeping accounts for July 01, 2004 is 156,079 thousand rubles.

The monetary funds are the most marketable sector of the assets, thus, they were accepted by their book value.

MISCELLANEOUS CIRCULATING ASSETS

On the day of the appraisal VSMPA OJSC did not have miscellaneous circulating assets.

LONG-TERM LIABILITIES

According to the data of the bookkeeping accounts of VSMPA OJSC for July 01, 2004, the total volume of long-term liabilities was 16,969 thousand rubles. The whole amount was formed by deferred tax obligations.

Taking into account the nature of the deferred tax obligations, we decided it would be correct to consider these liabilities by its book value in further calculations. Therefore, this liability is 16,969 thousand rubles.

SHORT-TERM OBLIGATIONS

For July 01, 2004 the total book value of short-term obligations of VSMPA OJSC was 3,602,179 thousand rubles, including:

- short-term loans and credits—1,428,052 thousand rubles;
- bill payable—1,620,608 thousand rubles;
- miscellaneous short-term obligations—553,519 thousand rubles (including income of future periods—460 thousand rubles).

The bill payable is liable to repayment. In further calculations it is considered in its full balance value, that is, in the amount of 1,620,608 thousand rubles.

Due to lack of information on miscellaneous short-term investments, these assets were considered in further calculation by its balance value regardless of the volume of income of future periods, that is, in the amount of 553,059 thousand rubles.

In the course of work on the project we received the additional documents on the structure of short-term loans and credits of the company. However, the documentary portfolio did not include the chart of credit repayment, which, in its turn, did not allow us to execute the procedure of discounting of thread of borrowed current assets taking into consideration the market situation.

Due to inadequate information it was decided to consider the short-term loans and credits of VSMPA OJSC by their book value, that is, 1,428,052 thousand rubles.

CALCULATION OF VALUE OF VSMPA ADJUSTED NET ASSETS

Table 6.9

No.	Indicator	Line code in the balance	Balance values for July 01, 2004	Adjusted value for July 01, 2004
	Assets			
1	Intangible assets	110	1,164	1,164
2	Fixed assets	120	2,040,642	4,760,990
3	Construction in progress	130	884,695	862,712
4	Profitable investments in stocks of materials and capital equipment	135	0	0
5	Long-term financial investments	140-411	977,487	3,054,059
6	Short-term financial investments	250	537	537
7	Miscellaneous off-reverse assets	150 + 145	69	69
8	Stock	210	4,385,154	4,372,049
9	VAT on acquired valuables	220	556,334	556,334
10	Accounts receivable	230+240-244	2,116,926	1,791,953
11	Monetary funds	260	156,079	156,079
12	Miscellaneous reverse assets	270	0	0
	Total for assets (sum art. 1-12)		**11,119087**	**15,555,946**
	Liabilities			
13	Long-term obligations on loans and credits	510	0	0
14	Miscellaneous long-term obligations	520 + 515	16,969	16,969
15	Short-term obligations on loans and credits	610	1,428,052	1,428,052
16	Bill payable	620	1,620,608	1,620,608
17	Indebtedness to the members (charter members) on payment of dividends	630	0	0
18	Reserves for future expenses	650	553,059	553,059
19	Miscellaneous short-term obligations	660	0	0
	Total for liabilities (sum art.13-n.19)		**3618688**	**3618688**
	Total net assets (total assets less total liabilities)		**7,500,399**	**11,937258**
Total for market value of 100 percent own capital, thousand rubles			7,500,399	11,937,258
Total for market value of 100 percent own capital, thousand USD			258,215	410,962

Source: Information provided by VSMPA OJSC; calculations made by Rosexpertiza company

As a result of the calculations, the market value of 100 percent own capital of VSMPA OJSC, which was determined by the hang-the-expense approach regardless of the final adjustments for July 01, 2004 comes to approximately 11,937,258,000 (eleven billion nine hundred thirty seven million two hundred fifty eight) thousand rubles, which is equal to 410,962,000 (four hundred ten million nine hundred sixty two thousand) USD, using the conversion rate established by the Central Bank of the Russian Federation on the date of the appraisal*.

* The exchange rate of CB RF for July 01, 2004 was 29.0471 rubles per 1.00 USD.

7. PROFITABLE APPROACH OF APPRAISAL

7.1. General Methodological Provisions

The method of discounting of money flows considers:

- Amount of profits, which the potential asset owner is planning on making in the future;
- Terms for acquisition of the income;
- Risk taken by the asset owner. This is the only method, which takes into account these three factors.

Method of discounted money flows is based on the following provision: the value of the Company is equal to the current value of the income to be acquired by the owner of the Company in the future. This method stipulates the analysis of income, expenses, capital investments and capital structure.

The income analysis requires the prediction of possible profits derived from sales of goods, works and services for a certain time period. The analysis includes the analysis of market dynamics, influence of competition, pricing factors, expected growth in volume of sales, as well as miscellaneous factors, which exert influence upon the market, which is the "playground" of the Company.

The expense analysis touches upon permanent and variable costs, retrospective for dynamics of level of variable cost expressed as a percentage from sales; inflation influence upon cost, expenses on credits and future tax rates.

The analysis of capital investments stipulates revision of costs budget, as well as investment policy.

The analysis of the Company's value in the post-predication year requires determination of the value of the Company at the end of the prediction period supposing that the business has reached stable growth and firm profit rate. The value may be determined on the basis of the calculations of yearly income or the Gordon's growth model, according to which the value of the Company in the year, following the prediction period, is equal to the monetary thread for this year divided by the value of the discount rate with the deduction of indicator of the growth rate of the money flow.

The future earnings may be presented as net income or monetary thread. Monetary thread may be presented as a thread of assets, which is generated taking into consideration the presence of borrowed current assets, or as a no-debt money flow. The used discount rate must be calculated on the same basis as for the monetary thread, to which the rate is to be applied. For example, to calculate the own capital thread one will use the discount, which is equal to the value of the owner's capital, whereas to calculate the no-debt money flow one should use the discount, which is equal to the average weighted value of capital taking into account its structure, that is, loan capital, privileged shares, owner's capital.

After determination of the discount rate, the future income and the Company's value in the post-prediction period are discounted in order to determine the current value. The sum of the current values is value of the Company's capital in the model of money flow of the Company's own capital, as well as the value of the invested capital (own capital plus credits) of the no-debt model. The sum of long-term credits should be deducted in the latter case in order to determine the value of the Company's capital.

For the purposes of the present appraisal, we have used the discounted money flows method. We have used the no-debt money flow. We initially determined the value of the whole capital invested in the

Company. Further, we deducted the amount of long-term banking credits from the acquired value of the invested capital with the purpose to appraise the value of the own capital of the Company.

Profitable approach envisages the following researches:
- determination of duration of the prediction period;
- calculation of volume of the predicted money flow;
- determination of the discount rate;
- calculation of the value of the discounted money flow;
- determination of the value in the post-prediction period;
- introduction of necessary adjustments for presence of excess (non-specialized) assets.

7.2. Determination of the Prediction Period

Despite the fact that the duration of the prediction period has a great importance, it does not influence the value of the Company so much as it influences the distribution of the total value between the period, for which the prediction is made, and subsequent years. The choice of the term of prediction may indirectly influence the value in the case if the term is associated with the changes in the economic admissions, which the appraisal of the future value is based upon. According to the practice established in the countries with developed market economy the prediction period for appraisal of an enterprise may be equal to 5-10 years, depending on the purpose of appraisal and any particular situation. IN the countries with transition economy under the conditions of instability where the adequate long-tem predictions are especially difficult to make, the prediction period may be reduced to 3-5 years.

Within the framework of the present Report the prediction period was determined to be 4.5 years. This time period is, in our opinion, the most acceptable one from the point of view of the actual ability to predict the economic situation in the industry. The choice is also stipulated by the cycle development of the industry.

7.3. Demand and Price Situation

While predicting the price situation for the main commodity groups manufactured by the Company, we used as the basis the analysis of the retrospective indicators of manufacturing and consumption; predictions of various research institutes and state bodies; the Company's predictions.

TITANIUM GROUP OF COMMODITIES

The main factor exerting influence on the development of demand for the production of the titanium industry is the economic situation in such industries-main consumer of the titanium commodities, as:

- Military-space market. This industry has shown a steady growth connected with increase in state expenses for the military sector (especially, from the main consumer, USA), as well as with replenishment (substitution) of the aging park.

- Civil aviation-space market. Many analysts predict the recovery of this market segment in the near future. The reflection of the starting growth is such indicators of economic activities as increase in profitability of airlines, return to growth of the RPM indicators.

- Industrial market. We see return to moderate growth rate. Growth in the world's GDP will bring about increase in demand, especially, in Asia. The orders for power engineering and chemistry are getting bigger and better.

- Developing markets. This segment of the market also shows gradual growth in such industries as automobile industry, armored vehicles industry, architectural, consumer, energy industries; mining. All the industries increase their consumption of titanium. They plan a number of large-scale projects.


Dynamics of the market of titanium
60000
50000
40000
30000
20000
10000
0
Metric tons
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Developing market
Industrial market
Military aviation market
Civil aviation market

As a result, one may speak of the presence of objective factors influencing the market growth with regards to the demands, as well as with regards to the price for the produce. To determine the essential price-forming factors we have analyzed the retrospective data concerning world production of titanium products, their consumption and price situation. In this case the object for analysis was the American market, as this market segment provides with the largest volume of information, which allows us to make analytical calculations. Simultaneously, one should notice that this supposition is based on a number of objective prerequisites: firstly, the USA is the biggest consumer. Secondly, the world economic globalization nowadays lets us speak of the high level of mutual dependence of the most developed economies of the world.

The titanium products are extremely diverse. This serves as an obstacle for prediction of prices for each kind of products of the Company. In our opinion, the determination of price-changing tendency for the whole group of the titanium products is possible through calculation of prices on titanium sponge, which is the main kind of products of the Company. This product is also one of the main raw material components in the production of the titanium commodities. We believe that the demand and the offer of the titanium sponge and the titanium products change synchronously. The difference in their marketing features is insignificant.

To predict the prices for titanium sponge we apply the above mentioned demand prediction for titanium, the historical data on the manufacture of the sponge in the world, prediction for its production, as well as the price dynamics at the American market.

Table 7.1. Statistics of the titanium sponge market

Year	World production, tons	Import in the USA, tons	Export from the USA, tons	Government supply to the USA, tons	Consumption, tons	Cost (USD/ton)
1998	76,340	10,900	348	1,380	28,200	9,660
1999	61,440	6,000	807	515	18,100	9,370
2000	66,530	7,240	1,930	4,870	18,200	8,710
2001	78,890	13,300	2,170	7,640	26,200	7,890
2002	80,430	10,700	2,810	5,400	17,300	8,020
2003	74,560			н/д	16,800	6,884
2004F	83,880				18,648	
2005F	91,869				20,096	
2006F	87,874				21,552	
2007F	87,874				22,079	
2008F	87,874				22,324	

Source: data provided by the Company, U.S. Geological Survey, calculations made by Rosexpertiza
F – prediction values.

On the basis of the above mentioned data we have calculated the consumption ratio, which can be derived by the formula:

$$K = \frac{D - S_g}{S_w},$$

where
D = consumption of sponge in the USA (for the prediction years the consumption is calculated taking into account the tendency for increase in demand for titanium;
Sg = state supply;
S_w = world sponge production.

The given ratio reflects the sponge consumption in the USA in respect of the whole volume produced in the world. The change in this index reflects the change of demand and supply for this commodity. According to our observations, increase/decrease of this index determines the increase/decrease of the price in the following year.

Starting from this observation, we have drawn up a function of linear regression by the historical values of the price for titanium sponge and the values of the consumption ratio, with the help of which we were determining the tendency for change in the price of sponge.

$$y_n = K_{n-1} \times 11778.159 + 5298.2832^*$$

where
y_n- price for titanium sponge in the respective prediction period;
K_{n-1} - value of the consumption ratio in the period, which precedes the prediction period.

* ratio of reliability of the function approximation: 0,97

Table 7.2. Prediction values of the price for titanium sponge and the consumption ratio

Year	Prediction for the production of sponge, tons	Demand growth prediction	Prediction for sponge consumption in the USA, tons	Prediction consumption ratio	Prediction value of titanium sponge price, USD/ton	Increase in the price for sponge
2004	83,880	11.0%	18,648	0.222	7,952	15.52%
2005	91,869	7.8%	20,096	0.219	7,917	-0.44%
2006	87,874	7.2%	21,552	0.245	7,875	-0.53%
2007	87,874	2.4%	22,079	0.251	8,187	3.97%
2008	87,874	1.1%	22,324	0.254	8,258	0.86%

Source: predictions made by Rosexpertiza company

According to the Labor Statistics Bureau of the USA the first half of 2004 showed the increase in the price for the titanium commodities at 9.59 percent as compared to the year 2003. Accordingly, on the basis of the above table, one may predict the price growth for titanium at 5.4 percent for the second half of 2004.

ALUMINUM GROUP OF COMMODITIES

World prices for aluminum are distinguished by their quite stable dynamics.


Price, USD
Dynamics of prices for aluminum at LME
Цена, долл. США
2000
1800
1600
1400
1200
1000
800
600
400
200
0
02.04.2003
02.06.2003
02.08.2003
02.10.2003
02.12.2003
02.02.2004
02.04.2004
02.06.2004
Date
Aluminum prices at London metal exchange
Linear (aluminum prices at London metal exchange)

Source: London Metal; Exchange, calculations made by Rosexpertiza

The diagram shows the linear trend, which reflects the variation of aluminum price from the general tendency. The variation degree reflects the approximation ratio, which is also shown on the diagram. Its value allows us to make us the judgment as to the absence of any significant seasonal factor in the world aluminum prices.

The price prediction for aluminum has the following values:

2004

Prediction change growth of the prices of aluminum in 2004 was 13 percent.

The prediction of the prices for aluminum in 2004 was drawn up by us on the basis of actual price change at London Metal Exchange in the period from July 2003 through July 2004 (113 percent). This prediction is stipulated by the linear dynamics of price change of these raw materials in the past, as well as by the optimistic predictions made by the majority of the analytic agencies.

Table 7.3. Study of prediction of prices of aluminum, USD per ton

	2004	2005
Average prediction	1,578.5	1,622.6
Median prediction	1,598.3	1,593.9
Optimistic prediction	1,675.5	1,873.9
Pessimistic prediction	1,455	1,395.5
Quantity of predictions	26	24

Source: Reuters

2005

Prediction change growth of the prices of aluminum in 2005 was 11.8 percent.

The prediction is based on the optimistic predictions of price change for this raw material in 2005, which were summarized by Reuters. We accept the optimistic predictions of this source in connection with the proximity of the value to the retrospective period (one year before the appraisal date).

Henceforth, we do not predict any significant changes; with respect to the possible stabilization of the market the price growth varies within the indicator of inflationary processes connected with the devaluation of the US dollar, that is, 2 percent per year.

Table 7.4. Price movement for primary aluminum published by Bureau of Labor Statistics USA, with respect to December of 1999

Year	Index
2000	102.5
2001	95.4
2002	90.3
2003	94.5

Source: www.bls.gov

Therefore, the prediction of the prices of aluminum had the following values:

Table 7.5.

	2nd half of 2004	**2005**	**2006**	**2007**	**2008**
Prediction for the price growth of aluminum	6.2	11.8%	2%	2%	2%

Source: Calculations made by Rosexpertiza

Note: Value of price change for aluminum in the 1st half of 2004 was made on the basis of variation between the prediction price growth in 2004 and the price growth in the 1st half of 2004.

OTHER TYPES OF COMMODITIES

While predicting the price situation for other types of commodities we issued the following suppositions:
- price growth for steel and ferrotitanium will balance the inflationary loss of value of the American currency, which is to be 2 percent per year;
- as to aggregate commodity groups "Miscellaneous commodities" and "Miscellaneous commodity output" we fixed the prices in USD.

7.4. Prediction of Growth Rate of the Volume of Output of Finished Product

While predicting the variation of growth in the volume of output of finished product we based on the following objective prerequisites:

1. Volume of output of finished product of titanium group will completely satisfy the general industry's tendency for demand variation, which will allow the company to retain its market share. The retrospective information lets one tell about presence of prerequisites for this supposition to come true. The basic indicator is the output volume for the 1st half of 2004.
2. Steel and ferrotitanium are not the main types of production. They have certain instability in their output movement. We consider that the Company has certain prerequisites for increase in the output of these types of production due to strengthening of its the general position in the metal market. Taking into account the insignificant market share of these commodities occupied by the Company, it may gradually increase its output with the purpose to diversify to a certain extent its activities, as well as to decrease its dependence on the titanium production market. As a result, we have come to the conclusion of the possibility to use the 10 percent growth.
3. The output indicator for other types of commodities will remain unchanged (at the level of actual value for the 1st half of 2004). This supposition is stipulated by insignificance of these types of production in the general revenues of the Company.

Table 7.6. Prediction output volume, tons

Name of product	2nd half of 2004	2005	2006	2007	2008
TITANIUM					
- export	8,753	17,930	19,229	19,699	19,918
- from Russia, Commonwealth of Independent States	2,221	4,549	4,879	4,998	5,054
Total for titanium		22,479	24,108	24,697	24,972
ALUMINUM					
-serial export	433	644	708	779	856
- serial from Russia, Commonwealth of Independent States	3,628	7,374	8,111	8,922	9,814
- non-traditional kinds of operations performed	1,266	2,769	3,046	3,350	3,685
Total for aluminum	0	10,786	11,864	13,051	14,356
STEEL	630	1,545	1,700	1,870	2,057
FERROTITANIUM	2,783	5,610	6,171	6,788	7,467
MISCELLANEOUS PRODUCTION	1	1	1	1	1
OTHER COMMODITY OUTPUT		0	0	0	0
TOTAL FOR PRODUCTION	19,715	40,422	43,844	46,407	48,853

Source: prediction made by Rosexpertiza

Table 7.7. Prediction average prices for aggregate commodity groups, USD/ton

Name of commodity	2nd half of 2004	2005	2006	2007	2008
TITANIUM					
-export	13.08	13.03	12.96	13.47	13.59
-from Russia, Commonwealth of Independent States	25.82	25.71	25.57	26.59	26.82
Total for titanium					
ALUMINUM					
- serial export	5.79	6.47	6.60	6.73	6.87
- serial from Russia, Commonwealth of Independent States	2.15	2.41	2.45	2.50	2.55
- non-traditional kinds of operations performed	4.46	4.99	5.09	5.19	5.29
Total for aluminum	2.62	2.62	2.62	2.62	2.62
STEEL	8.20	8.37	8.53	8.70	8.88
FERROTITANIUM	5.70	5.82	5.93	6.05	6.17
OTHER PRODUCTION	472.67	472.67	472.67	472.67	472.67
TOTAL FOR PRODUCTION	19,715	40,422	43,844	46,407	48,853

Source: prediction made by Rosexpertiza company

Table 7.8. Proceeds prediction, thousand USD

Name of commodity	2nd half of 2004	2005	2006	2007	2008
TITANIUM					
-export	114,517	233,542	249,129	265,338	270,604
-from Russia, Commonwealth of Independent States	57,348	116,954	124,760	132,877	135,514
Total for titanium	171,865	350,497	373,889	398,215	406,118
ALUMINUM					
- serial export	2,506	4,165	4,673	5,244	5,883
- serial from Russia, Commonwealth of Independent States	7,808	17,746	19,912	22,341	25,066
- non-traditional kinds of operations performed	5,646	13,811	15,496	17,386	19,507
Total for aluminum	13,945	35,723	40,081	44,971	50,457
STEEL	5,167	12,930	14,507	16,277	18,263
FERROTITANIUM	15,876	32,639	36,621	41,089	46,102
OTHER PRODUCTION	253	506	506	506	506
OTHER COMMODITY OUTPUT	3,000	6,000	6,000	6,000	6,000
TOTAL FOR PRODUCTION	210,106	438,294	471,605	507,057	527,446

Source: calculations by Rosexpertiza

7.5. Prediction of Inflation Rate and USD/RUR Exchange Rate

According to the data of the Ministry of Finances of the Russian Federation, in 2003 the rate of inflation was 12 percent year on year. In 2002 this parameter was 15.1 percent. According to the budget of Russia for 2004, as well as to the opinion of many analysts, the supposed rate of inflation is expected to be 10-11 percent. That is, on the basis of statistical data, as well as on the data provided by the state authorities one may draw the conclusion of the tendency for decrease in the rate of inflation.

Simultaneously, one may notice the gradual strengthening of the ruble against USD, that is, lagging from the rate of general economic inflation shown by the drop in rate of the ruble relative to the currencies of the developed Western countries.

As a result, the conclusion was made about expediency of application of the following inflationary parameters and the USD rate:

Table 7.9. Inflation Rate and USD/RUR Exchange Rate

	2nd half of 2004	2005	2006	2007	2008
Rate of inflation, percent	5.0%	8.5%	7.5%	7.0%	6.5%
Rate of exchange of USD, rubles (average)	29.69	30.72	31.33	31.72	31.96

Source: Calculations made by Rosexpertiza company

7.6. Calculation of Expenses for Output of Products

While predicting the money flow from financial-economic activities we started from the following prerequisites:
-by their behavior all the expenses can be divided into permanent (relatively permanent) , which do not show direct dependence on the output volume for the reporting period, and variable expenses, value of which changes with a certain dependency on the output volume.
-expenses of the enterprise will increase under the influence of two factors:
1) growth of output volume in natural expression;
2) inflationary processes, which bring about rise in prices for the purchased raw produce, materials, works and services.

Variable expenses for output of products were divided into the following items:
-Price of metal:
-Sponge;
-Involved waste products;
-Alloys;
-Aluminum;
-Wastes;
-Non-ferrous metals;
-Wages and deductions;
-Fuel and energy for technological purposes;
-Electric power;
-Miscellaneous energy types;
-Gas;
-Auxiliary materials;
-General production expenses;
-Sales expenses.

Return wastes were appraised separately.

The permanent expenses also include general economic expenses.

The tax burden is taken with a view to the legislative norms, which are valid on the day of appraisal, taking into account the expected future changes.

Social payments were taken into account with a view to the data provided by the administration of the Company.

The expenses were calculated by the following scheme:

- On the basis of the analysis of economic contents of the above mentioned items of expenses we made their division into relatively permanent and relative variable expenses.
- Due to lack of objective prediction of behavior of various expenses while increasing the output volume (the retrospective data are missing), we started from the supposition that all the variable expenses will be changing according to the movement of the output of products.
- Rise in prices for the used raw produce and materials, as well as other expense items (except for the prices of fuel, electric power and ilmenite concentrate) was considered to be at the level of average inflationary expectations.

The sale price for natural gas to the final consumer forms as follows:

- Adjustable FEC (Federal Energy Committee) tariff on wholesale prices of natural gas;
- Adjustable FEC tariff on the gas transportation services;
- Adjustable FEC rate of tariff for use of distribution gas pipelines;
- Adjustments for the factor of the increased caloricity of the supplied natural gas;
- Supply and sales premium.

According to the resolutions of FEC of the Russian Federation, the regions of the Russian Federations are divided into the so-called price zones, according to which they effectuate further sales of natural gas to the consumer on the territory of the Russian Federation. The consumers are divided in two groups: industrial consumers and population of the region.

The Company belongs to the first group of consumers and purchases natural gas at wholesale prices. During 2003 the release wholesale price for the consumers of the RF was revised by FEC once. Below we give the list of the resolutions adopted by FEC in the years 2001-2003, including the adoption date and their validity period.

Table 7.10.

Resolutions of FEC "On wholesale prices of gas sold to the consumers of the Russian Federation"	**Date of adoption of the resolutions by FEC RF**				
	No80/3 (adopted on Dec. 27, 2000)	No6/6 (adopted on Jan. 30, 2002)	No37-э/2 (adopted on June 26, 2002)	No94-э/4 (adopted on Dec. 19, 2002)	No89-3/6 (adopted on Oct. 29, 2003)
	Validity period of the resolutions adopted by FEC RF				
	Jan. 20, 2001-Feb. 15, 2002	Feb. 15, 2002 Jul. 01, 2002	Jul. 01, 2002-Jan. 01, 2003	Jan. 01, 2003-Jan. 01, 2004	Since Jan. 01, 2004
Average annual price of FEC in 0 zone	264	317	365	438	526
Average annual price of FEC in 1 zone	319	383	440	528	634
Average annual price of FEC in 2 zone	372	446	513	616	739
Average annual price of FEC in 3 zone	417	500	575	690	828
Average annual price of FEC in 4 zone	438	526	605	726	871
Average annual price of FEC in 5 zone	458	550	633	760	912
Average annual price of FEC in 6 zone	472	566	651	781	937
Average Russian wholesale price of gas in the corresponding time period	391	470	540	648	778

Note: the prices are given in rubles per *1 thousand cubic meters, without VAT*
Source: Federal Energy Committee of the Russian Federation

Based on the analysis of wholesale price change for natural gas, it is evident that in 2002 the sale price changed by 35 percent; in 2003 the sale price growth came to 20 percent. While making the prediction we had as the basis the retrospective parameters of movement, as well as the prediction set forth in the

energy strategy by the Government of the Russian Federation. As a result, while calculating we have accepted the following rate of change of tariffs for natural gas:

Table 7.11.

	2nd half of 2004	**2005**	**2006**	**2007**	**2008**
Growth of gas tariffs, %	10%	27%	29%	14%	13%

Source: calculations made by "Rosexpertiza" company

Prediction of price movement for electric energy and heat energy

Expenses for electric energy were predicted with a view to change in the output volume, as well as the prediction change of tariffs for electric energy during the prediction period while predicting the fluctuations of production costs.

Table 7.12.

	***2nd half of* 2004**	**2005**	**2006**	**2007**	**2008**
Wholesale tariffs for electric energy, supplied on the FOREM market, RUR /1,000 kWh, increase percentage	5.7%	17.1%	19.6%	11.3%	-14.3%
Average growth of tariffs for heat energy, RUR/gcal, percent	11.9%	10.2%	10.2%	9.2%	9.2%

Sources: data provided by МЭРТ РФ, calculation by Rosexpertiza

They dynamics of the above mentioned expenses, which is different from general economic inflation, is stipulated by the state control of the sector of output of this kind of product, as well as by its reformation nowadays. The predictions of the Ministry of Economic Development of the Russian Federation were taken as the basis for determination of fluctuation rate of the tariffs.

As a result, the following consolidated parameters of the product's self-cost have been received:

Table 7.13. (thousand rubles)

Name of item	2nd half of 2004	2005	2006	2007	2008
Factor cost	2,770,418	5,471,327	6,282,149	6,784,126	7,394,821
General production expenses	983,490	2,065,329	2,240,882	2,408,949	2,577,575
General economic expenses	513,139	1,113,512	1,197,026	1,280,817	1,364,071
Sales expenses	218,351	471,213	519,701	571,325	604,683

Source: calculations by Rosexpertiza company

7.7. Cash Flow Calculation

The calculation of the final magnitude of the cash flow was made in USD at the exchange rate given in art. 7.5.

As a result, we have obtained the following values:

Table 7.14 (thousand rubles)

Item	2nd half of 2004	2005	2006	2007	2008
Sales proceeds	6,238,607	13,463,237	14,848,608	16,323,568	17,276,658
Factor cost	2,770,418	5,471,327	6,282,149	6,784,126	7,394,821
General production expenses	983,490	2,065,329	2,240,882	2,408,949	2,577,575
Marginal proceeds	**2,484,699**	**5,926,581**	**6,325,576**	**7,130,493**	**7,304,262**
General economic expenses	513,139	1,113,512	1,197,026	1,280,817	1,364,071
Sales expenses	218,351	471,213	519,701	571,325	604,683
Sales income	**1,753,209**	**4,341,856**	**4,608,849**	**5,278,350**	**5,335,508**
Research and development engineering	12,477	26,926	29,697	32,647	34,553
Property tax	18,281	34,092	34,696	35,307	35,929
Interest	501	1,036	1,062	1,085	1,104
Earnings before taxation	1,759,012	4,349,022	4,613,848	5,281,011	5,336,884
Income tax	422,163	1,043,765	1,107,324	1,267,443	1,280,852
Net income	**1,336,849**	**3,305,256**	**3,506,525**	**4,013,568**	**4,056,032**
Social expenses	114,483	248,427	267,059	285,753	304,327
Fluctuation of net circulating capital	431,810	319,633	449,087	478,128	308,957
Capital investments	165,466	430,373	435,892	443,614	451,426
Amortisation	215,186	435,892	443,614	451,426	459,376
Interests	501	1,036	1,062	1,085	1,104
Money flow	**840,778**	**2,743,751**	**2,799,162**	**3,258,583**	**3,451,802**
Money flow, thousand USD	**28,316**	**89,322**	**88,904**	**101,221**	**105,381**
Current value of the money flow, thousand USD	**28,316**	**72,599**	**62,932**	**62,402**	**56,581**

Source: calculations by Rosexpertiza company
Note: calculation of current value of the money flow was made at the discount rate

Within the framework of these calculations the capital investments were considered as the prediction parameters at the volume of depreciation deductions of the previous fiscal year, which is in full coordination with economic meaning of such a notion as "amortisation".

7.8. Determination of the Increase in the Net Circulating Capital

Net circulating capital is a difference between circulating capital and short-term obligations:

Net circulating capital = Circulating capital- short-term obligations

Correlation of fluctuation in the amount of circulating capital and the proceeds from sales is best described by the factor of turnover of the circulating capital:

$$\text{Turnover of the circulating capital} = \frac{\text{Proceeds}}{\text{Circulating capital}}$$

Growth in circulating capital brings about the increase in current obligations, thus, the fluctuation of net circulating capital is determined by the following formula:

$$\text{Liquidity ratio} = \frac{\text{Reverse assets}}{\text{Short-term obligations}}$$

As a result, we receive the following formula for determination of fluctuation of net circulating capital:

$$\text{Fluctuation of net circulating capital} = \frac{\text{Fluctuation of proceeds}}{\text{Turnover ratio of circulating}} \cdot \frac{\text{Liquidity ratio}}{\text{Liquidity ratio} + 1}$$

Therefore, knowing the proceeds volume in a certain prediction period, as well as the rate of turnover of circulating capital, one may calculate the necessary volume of the circulating capital. As the basic indicator of turnover of the circulating capital one may use the following data:

- retrospective information on the appraised enterprise for the last 2-3 years;
- data on sampling segment of the industry's enterprises, to which the appraisal object belongs.

Due to absence of the enterprises similar to the appraised one in the Russian market, the average values of retrospective data on the appraised enterprise were considered to be the calculation base (Table 7.15)

Table 7.15. Retrospective indicators

	2001	2002	2003
Rate of turnover of circulating assets	2.02	1.72	1.36

Source: calculations by Rosexpertiza company

Table 7.15. (continued)

	01.01.2001	01.01.2002	01.01.2003	01.01.2004	01.04.2004	01.07.2004
Liquidity ratio	1.976	2.436	2.394	2.015	2.167	2.365

Source: calculation by Rosexpertiza company

Table 7.16. Calculation of net circulating capital, thousand rubles

Name	Prediction values					
	on the appraisal day	2nd half of 2004	2005	2006	2007	2008
Fluctuation of net circulating capital		**431,810**	**319,633**	**449,087**	**478,128**	**308,957**
Net circulating capital	3,612,851	4,044,661	4,364,293	4,813,380	5,291,509	5,600,466
Reverse assets	7,215,030	7,345,262	7,925,728	8,741,287	9,609,587	10,170,666
Short-term obligations	3,602,179	3,300,601	3,561,434	3,927,907	4,318,078	4,570,199
Proceeds		6,238,607	13,463,237	14,848,608	16,323,568	17,276,658
Turnover (OA)	1.70	0.85	1.70	1.70	1.70	1.70
Current liquidity ratio	2.23	2.23	2.23	2.23	2.23	2.23

Source: calculations by Rosexpertiza

7.9. Determination of Discount Rate

This chapter describes the procedure for calculation of the discounting rate, which is applied for conversion of the prediction money flow into the current value on the appraisal day to date.

Discount rate theory

Value of the discount rate is connected with the expected investment risk. The risk concept assumes that all the investments are in the space between full confidence in payback of the monetary funds (zero risk) and full absence of confidence in payback (infinite risk). While considering two investment opportunities, which promise even predicted yield in monetary terms, the investor usually prefers the investments with the least risk degree. Or, on the contrary, he expects much higher yield from the investments with higher risk degree.

Selection of discount rate

Selection of discounting rate depends on the type of money flow, which is used for appraisal. The formula for selection of discounting rate depending on the type of the money flow used is shown below.

Table 7.17.

Type of cash flow		Type of discount rate
Debt-free cash flow		Weighted Average Capital Cost (WACC)
Cash flow for equity		Cost of equity

Within the framework of this Report the realization of valuation economic approach is based on the use of free cash flow model for all invested capital, which applies the discount rate equal to weighted average capital cost.

Calculation of weighted average capital cost

Weighted average capital cost accounts for all risks connected with financing of the enterprise activities both from own sources of financing and at the expense of borrowed assets. The cost of financing of enterprise activities at the expense of equity (cost of equity) reflects all risks inherent in investments in the form of share capital, while the cost of financing at the expense of borrowed assets is expressed in the interest rate, at which the enterprise receives credit resources.
Weighted average capital cost is calculated by formula:

$$WACC = (1 - t) \times D_d \times W_d \times D_e \times W_e,$$

where:
WACC - weighted average capital cost
T – effective rate of profit tax
D_d – cost of borrowed assets (loan interests)
W_d – share of borrowed assets
D_e – cost of equity
W_e – share of equity

While calculating weighted average capital cost, shares of borrowed and equity funds in the capital structure are usually calculated on the basis of market indicators rather than balance indicators.

Calculation of equity cost

Cost of equity is calculated using the capital asset prices model (CAPM). The following key suppositions lie in the basis of this approach:

- Investors do not incline to risk (i.e. expected profit shall increase at the increase of risk in order an investor could agree to participate in more risky investment project).
- Rational investors aim at creating effective portfolio (i.e. fully diversified portfolio).
- Proposed time of investment is the same for all investors (i.e. in general it is an indefinitely long period).
- All investors has alike well-grounded expectations on such variables as rates of return and the procedure of discount rates calculation.
- Transactional costs are absent (i.e. transactional costs are ignored in this model).
- Taxes related to investments are not applied at the investor level (i.e. all tax consequences are ignored but corporate profit tax can be applied).
- Rates of return for bank credit and loans equals to the cost of borrowed assets.
- The market is ideal in terms of liquidity and sizes of traded share holdings (i.e. investors can freely sell or buy shares in companies of any size).

Within the work for evaluation of VSMPA OJSC market value we used the above recognized algorithm of discount rate calculation.

The order of calculation of indicators participating in the calculation of discount rate as well as information sources are presented below:

$$R_e = R_f + \beta * R_m + S2$$

where:
R_e – rate of return expected by an investor (for equity)
R_f – Risk-free rate. Calculated on the basis of 30-year Eurobonds denominated in US Dollars.
β – beta coefficient
R_m – Market premium for share capital risk
S1 – Premium for the specific risk of the company under valuation

Calculation of equity cost by the indicated method starts from determining a risk-free rate. Then premium for share capital risk multiplied by beta coefficient; country risk* premium; premium inherent in companies with moderate capitalization as well as premium for the specific risk of the company under valuation are added to this figure.

Risk free rate - Rf

Risk free rate of capital return is income that can be received by an investor from investments with guaranteed low risk. Rate of return for long-term government debt instruments is usually used in world practice. Safe indicator of risk-free rate of long-term investments in Russia is the rate of return of 30-year Russian government bonds placed abroad. As terminal value counts for the Company cost in the post-forecast period, use of the most long-term instruments seems, to our opinion, the most justified. The rate of return of Russian government bonds placed abroad on July 1, 2004** is taken as indicator of the rate of risk-free financing of long-term investments in Russia. Taking into account the value of return for Eurobonds of GLB-30 series on the date of valuation, risk-free rate equal to 7.94% at the price of supply was used.

Beta coefficient - β

In the capital asset prices model the risk is divided into two categories: systematic risk and non-systematic risk. Systematic risk is the risk connected with the change of situation at stock markets in general in connection with the change of such macroeconomic and political factors as interest rates, inflation, change of state policy, etc. Such factors influence all companies directly, as they affect economic and market conditions, in which all enterprises act.

Systematic risk is taken into account in capital asset prices model using beta coefficient. Beta coefficient reflects the fluctuation range of prices of particular company's shares in comparison with the change of prices of all companies' shares on the market.

Thus the company, which beta coefficient is more than one, is more risky than an "average" company, while beta value of less than one points to more price steadiness and consequently lower risk than on the market in whole. For example, a company, which beta coefficient is 1.20, can expect that the cost of its shares will grow by 20 percent quicker than on the market in whole in case of general expansion on the market; and vice versa, the cost of its shares will decrease by 20 percent quicker than at the market in whole in case of general downfall on the market.

Non-systematic risk is connected with separate financial and operational characteristics related only to the particular enterprise. Non-systematic risk can be divided into two types: (a) business risk, associated with the ability of an enterprise to reach an expected level of income in connection with the uncertainty of such

* While calculating the discount rate as described above it is not reasonable to count for the country risk separately as the latter has already been included into the risk-free rate.
** www.cbonds.ru

factors as the rate of return and expenses, competition, management level, etc. and (b) financial risk, associated with the financial structure of business (such indicators as, for instance, liquidity, amount of debt and fixed liabilities).

Beta coefficient is determined by the following methods:

1. On the basis of retrospective data on purchase and sale of the Company's shares and average market changes for the period of study. In this particular case the realization of such calculation method is not practical because of the low activity of the market of the valuated Company shares.

2. On the basis of calculation of analogous indicator for analogue companies having an active share market. Within this Report, indicators for the enterprises chosen as analogues within the frames of realization of comparative approach were used for beta coefficient calculation of the valuated company. In the course of the study the indicator values for the below companies have been determined. Calculation results are in the table below:

Table 7.18.

Company name	**β coefficient**
Carpenter Technology	1.40
RTI	1.52
Allegheny Technologies	1.77

Company name	**p - coefficient**
TIMET	1.07
mean value:	1.44

Source: www.nvse.com, calculations made by "Rosexpertiza" company

Market bonus for joint-stock risk Rm

Bonus index for joint-stock risk was accepted at the rate of 6%, on the basis of mean value of similar criterion, existing for investments in joint stock in the countries with economic level of development comparable with Russian one. Basically, this index reflects additional bonus for the risk (besides sovereign risk) connected with investing into non-state sector. The value of the bonus for risk is counted on the basis of analysis and comparison of state and corporate securities markets index of developed and developing countries*. This rate stocks the following factors:

- economic stability;
- political risk;
- stock market structure.

It is necessary to note that standard bonus for risk of investment in stocks of developed countries is about 3,5%. It corresponds to mean value of different estimates of positive difference in main American stock index (including dividends) comparably with US government obligations for the period of 1927-2002. Herewith the volatility of Russian market calculated on the basis of daily change of main Russian market indicator – RTS index comparably with S&P500 index daily change is varying in 1,5 – 1,7 times depending on certain period of time**. The actual analysis shows that the risk value that we have selected is fair.

* Source: Investment Valuation, Aswath Damodaran.
** Source: Investment group Aton

Bonus for estimated company specific risk

The bonus for estimated company specific risk reflects additional risks related to investing in estimated company, which hasn't been accounted in beta coefficient.

The principal factors affecting estimated company specific risk are as follows:

- Level of market prices;
- Dependence from key staff members;
- Corporate management;
- Dependence from key consumers;
- Dependence from key procurers;
- Business development perspective;
- Key assets condition;
- Business financial condition and capabilities of assets attraction to finance investments.

For the estimation of the bonus for specific risk of the company under question we have utilized the algorithm showed in the following tables:

Table 7.19. Extent of risk estimation algorithm

risk factor	Extent of risk			Result
	Low	Medium	High	
Level of market prices	1	2	3	1
Reliance on key staff members	1	2	3	1
Corporate management	1	2	3	1
Dependence on key consumers	1	2	3	1
Dependence on key suppliers	1	2	3	2
Business development perspective	1	2	3	Registered in all market risk
Key assets condition	1	2	3	1
Business financial condition and capabilities of assets attraction to finance investments	1	2	3	Registered in all market risk
A. TOTAL:				7
B. computed risk level (B=A/8):				0.88

Table 7.20. Specific risk bonus estimation algorithm

Extent of risk	Calculated value	The bonus for specific risk
Low	<=1	0-2%
Below average	> = 1, < 1,5	3-4%
Average	> = 1.5, <2	5-6%
Above average	> = 2, < 2,5	7-8%
High	> = 2,5	9-10%

Table 7.21. Risk factors value estimation algorithm

Risk factor	Extent of risk	Manifestations
Level of prices	Low	High level of financial result dependence from world price on the production (higher than industry average)
	Average	Average level of financial result dependence from world price on the production (on industry average level)
	High	Low level of financial result dependence from world price on the production (negative profit of operating activity)
Dependence on key staff members	Low	None
	Average	Average extent of dependence – some staff members could be replaced in case of quitting.
	High	High dependence (executive secretary, technical director, chief planning group, general accountant)
Corporate management	Low	Transparency of ownership structure and absence of principal shareholders' pernicious influence on interests of other's persons concerned; Enforcement of rights of financially concerned persons (holding a meeting, voting procedures, rights of ownership, protection against acquisition); financial transparency, information timeliness and easy access, availability of independent accountants; presentation of stockholders' concerns before Board of Directors, directors' liability and independence.
	Mean	Availability of information about ownership structure, possible dominance of principal shareholders' concerns, the rights of minority shareholders are protected in general; there are some weak points, but in general the rights of financially concerned persons are protected; there are some shortages in quality of fiscal accounting, disclosure and providing of information; the Board of Director might be dominated by principal shareholders' and corporation authority representatives; the liability of the Board might be limited, the policy of efficiency rating and director's fee may not exist.
	High	Non-transparency of ownership structure, pernicious influence of principal shareholders on interests of other's persons concerned; infringement of the minority shareholders' rights; infringement of financially concerned persons' rights (disturbance of meetings, voting procedures, rights of ownership, no protection against acquisition). No financial transparency, inopportunity and inaccessibility of information, no independent accountants; presentation of concerns of certain stockholders before Board of Directors; inadequacy of the Board of Directors for management quality control surveillance. No directors' liability and independence.
Dependence on key users	Low	There is a wide diversified client base of product users
	Mean	There are several bulk users of product (up to 10 %), but if they leave it will not tangibly affect the results of operation of company under evaluation.
	High	There are several bulk users of product (30 to 40 % of returns); if they leave it will tangibly affect the results of activity of company under evaluation.
Dependence on key suppliers	Low	There is no reliance on certain product suppliers and service providers (raw materials, fuel, electric power, repair services etc.)
	Mean	There are several product suppliers (raw materials, fuel, electric power, equipment) and service providers (repair), which can be replaced if needed.

Risk factor	Extent of risk	Manifestations
	High	There is a reliance on certain product suppliers and service providers. Meanwhile a change of the supplier may tangibly affect the results of activity of company under evaluation.
Availability of business economic outlook	Low	There is a good outlook for growth of economic basis.
	Mean	Normal growth of the given economy sector is expected. Increase in demand is not expected.
	High	There is no outlook for growth of economic basis. An economic recession is probable. It tends to decline in consumption of products by main users.
Position of fixed assets	Low	Degree of depreciation of fixed assets is up to 40%.
	Mean	Degree of depreciation of fixed assets is 40 to 70%.
	High	Degree of depreciation of fixed assets is more than 70%.
Financial standing of company and possibility of attraction of financial resources for financing of investment	Low	Sound liquidity: current ratio ›2 quick ratio ›1 low level of "financial leverage": debt settlement ratio›3 credits/ vested capital ‹ 0.3
	Mean	Medium liquidity: : current ratio ›1 quick ratio ›0.5 medium level of "financial leverage": debt settlement ratio›2 credits/ vested capital ‹ 0.5
	High	Low liquidity: current ratio ›1 quick ratio ›0.5 high level of "financial leverage": debt settlement ratio›2 credits/ vested capital ‹ 0.5

Table 7.22. Calculation of shareholder ownership capital value per equity stock

Description	Comment	Value	Source
Risk-free rate	Yield of Rus-Euro-bonds of thirty years (GLB-30) as of valuation date 01.07.04	7.94 % as of 07/01/2004	www.cbonds.ru
Beta coefficient	Beta coefficient represents a price range formula for company equity shares vis-à-vis price behavior of the shares at the whole stock market	1.438	Index number based on analogue company www.NYSE.com
Stock capital investment risk premium	Calculated on basis of comparison and analysis of market barometers of developed and developing nations government and corporative stocks	6%	Investment Valuation, Aswath Damodaran
Specific risk premium	Reflects additional risk, associated with investment in particular company	2%	Based on a subjective sentiment of valuator
Premium for small-cap	Reflects small-cap public company shares profitability excess over US stock market profitability (S&P 500)	0.31%	"Stocks, Bonds, Bills, and Inflation": 2001 Yearbook, Ib-botson Associates, p. 108 and 115
Total	18.88%		

Source: calculations of "Rosexpertiza" company

Calculation of shareholder ownership capital cost per preferred share

While finding a market value of the preferred shares we used a similar capital cost indicator, which is determined by fact that, despite of certain guaranteed profitability, the dividend flow is wrapped up in financial and production activity of the Company.

Calculation of borrowed capital cost

While finding the borrowed capital cost we analyzed fundraising rates on current credit products using retrospective index number of 2001-2003. According to the data of the Company, the average currency credit settlement rate in 2003 was 5.9%. This value was taken as a base value of the borrowed capital while calculating a discount rate.

Calculation of capital structure

Apparently the vested capital of the Company consists of the aggregate owned capital of the Company, which is divided into equity shares and preferred shares of the Company and borrowed capital. In this regard in order to determine the fair vested capital cost it is essential to determine the value of each capital individually and to carry out weighting, in keeping with they contribution into the vested capital of the company.

In order to calculate a weighted average structure of capital we proceeded from 71.8%/28.8% owned/borrowed capital ratio, which is defined in compliance with existing capital structure at mature markets (average value of the similar index number of the companies, selected as analogues in order to implement a comparative approach).

Table 7.23

Company name	Owned (base) capital, US$ thousand	Long-term borrowed funds, US$ thousand	Owned capital fraction, %
Timet	158,800	9,800	94.2 %
Allegheny Technologies	174,700	504,300	25.7 %
RTI	317,700	0	100.0 %
Toho Titanium	158,762	31,284	83.5 %
Carpenter Technology	474,600	378 900	55.6 %
Average value:			71.8 %

Source: annual reports, calculations made by Rosexpertiza

In our opinion, this ratio is the best closest fit for reflection of investors' position as of the valuation date; by this reason we used this ratio while calculating the discount rate.

On the ground of above-stated the calculation of the Company aggregate owned capital is in the following way:

Calculation of weighted average cost of capital (WACC)

While finding the weighted average cost of capital, it is necessary to use a banking credit cost less taxes. The banking cost of credit less income tax is found by multiplying bank credit interest rate by formula (1 - taxation rate). Then WACC is calculated by multiplying the owned capital cost by the owned capital share in generic structure of capital and bank credit cost less taxes

by share of the bank credit in the generic structure of capital. An example of WACC calculation is given below in this valuation guide.

So the weighted average cost of capital (WACC) looks like this:

Table 7.24. Calculation of vested capital weighted average cost

Index number	Cost (a)	Share (b)	(c)=(a)*(b)
Owned capital cost, %	18.9%	71.81%	13.6%
Credit cost w/o taxes,%	5.9%		
Tax rate, %	24.0%		
Credit cost net of taxes, %	4.5%	28.19%	1.26%
Calculated weighted average cost of vested capital, %			14.82%

Source: calculations made by Rosexpertiza

7.10. Calculation of discount cash flow (DCF) value

Composed inpayments and future value of the Company should be put in a mark as of today by discounting and their summation. Above-mentioned algorithm of company value calculation in is realized in the following formula:

Formula 1

$$C_{\text{к}} = \sum Д_n/(1+K)^t$$

where
Cк – Company value;
Дn – cash flow;
K – discounting rate;
t- forecast period, years (from 1 to n)

Note: The discounting of cash flow was carried out proceeding from its forecast receipt at the end of the fiscal year.

Formula 2

$$C_{term} = Д_{n+1}/(K-g)$$

where

C_{term} – future company value upon the completion of the forecast period;
$Д_{n+1}$ - cash flow after the forecast period;
g - growth rate.

The gained business value in the after-forecast period is set to the current cost values with the same discount rate, used to discount the cash flow.

Taking into account that titanium goods market exhibits a pronounced cyclic behavior, which to a certain extent is smoothed out by increase of production with high added value, in the after-forecast period we decided to take 0% growth rate of the cash flow.

As a result, the Company value in the after-forecast period (taking into account value of money in the time) will be 381,774 US dollars.

Then in order to obtain the bottom-line cost value of company it is essential to add nonoperating assets, cash assets not included in the calculated cash flow of the company activity. In process of analysis of the company individual assets structure we drew a conclusion that in forming of the forecast cash flow long-term financial investment on balance of the company was not included – in the main – investment into

nominal capital of companies. The market value of these assets, calculated within the framework of realization of cost-is-no-object approach, is found to be 105,094 th. US dol.

Table 7.25. Company valuation

Index	
Discounting rate, %	14.82
Forecast period, years	4.5
Value in the forecast period, USD	282,831
Value in the after-forecast period, USD	381,774
Market value of the company, USD	664,604
Long-term debt, USD	584
Nonoperating assets, USD	105,094
Market value of equity, USD	769,144

Source: calculations of "Rosexpertiza" company

Derived market value, in our opinion, reflects the attractiveness of the given companies for potential customer in terms of future acquisition of income.

8. COMPARATIVE VALUATION APPROACH

8.1. General

The comparative approach is based on stock value and company operating and financial indexes data. The company should operate in similar or comparable with valued company sector.

While valuating OAO VSMPA business with the use of the comparative approach we used the open source data and data, derived from expertise of Rosexpertiza company activity.

Within the framework of valuation of OAO VSMPA business, we used two ways of capital market method realization:

- Capital market method based on dealing in stocks of OAO VSMPA
- Capital market method based on dealing in stocks of analogous companies.

8.2. Capital Market Method Based on Dealing in Stocks of Similar Companies

Data of compared companies with the use of adequate corrections can be a reference point for the Company value determination. The advantage of this approach is that real data is used, but not forecast data, which uncertain to some extent.

While calculating a company value with the use of comparative approach some factors should be marked out, because they affect the limits of the comparative approach within the framework of the present valuation. The following factors can be of disadvantages of the comparative approach:

* Differences in systems of bookkeeping;
* Differences in profitability level at different foreign and Russian markets;
* Diversification of analogous company activity
* Limited size of market capable of paying

Therein after we will examine the effect of these factors on the comparative approach.

Within the framework of the present valuation, we selected following foreign analogous companies with shares circulating at different trade boards. (The following companies are amongst them: NYSE, XETRA, BERLIN, DUSSELDORF, FRANKFURT, MUNICH, TOKYO, TEL AVIV.

Overview of the similar companies

Having learned the market, we selected the following similar companies:

* Titanium Metals Corporation (TIMET);
* Allegheny Technologies incorporated;
* RTI International Metals incorporated;
* Carpenter Technology Corporation;

* Toho Titanium Group.

The overview of production and financial activity of the selected companies is given below:

Titanium Metals Corporation

Titanium Metals Corporation was founded in 1950 and registered in 1955 in Delaware as a corporation, having the order of Joint Stock Company. Currently Timet is a leading company in production of titanium sponge as well as other goods made of titanium.

The company operates at US and European markets, which are main users of titanium goods, thus it takes the lead in selling its production.

Titanium sector consists of several producers, like Timet, in part manufacturing ready commodities, as well as producers, manufacturing goods with the use of titanium powder.

Over 2002 and 2003 the company delivered about 18% goods made of titanium powder.

Besides over the year of 2003 Timet produced about 8% of the overall production of titanium sponge.

In prospect the company has plans to increase scope of production delivery for aerospace sector, which is the primary activity for the company, and simultaneously to expand activity, in order to decrease the reliance on this sector.

Statistics

Quotation, $	91.60
Number of shares, mln.	3.20
Authorization of capital, mln. $	293.20
Company value, mln $	293.21
Bloomberg symbol	TIE:US
Finance indicators	
Revenue, th. $	385,300
EBIT, th. $	-11,400
Operating profit, th. $	-19,400
Clear profit, th. $	-12,400
EBITDA, th. $	25,400
Operating capacities	
Melting capacities, metric tons	45,000
Mould capacities, metric tons	23,800
Multipliers	
EV/S	0.76
EV/Non-current assets	-26.18
EV/Total Assets	0.52
P/Capital	1.85
P/Ebit	-26.18
P/Net-earnings	-23.65
EV/EBITDA	11.54

Source: calculations of "Rosexpertiza" company


Production output, USA
8000
6000
4000
2000
0
1998 1999 2000 2001 2002 2003


110
100
90
80
70
60
50
40
30
20
0.15m
10000
50000
0
Sep
Oct
Nov
Dec
04
Feb
Mar
Apr
May
Jun
Jul

Trading board: Berlin, Frankfurt, Munich, Düsseldorf, Xetra, NYSE (average) 01.07.2004

Toho Titanium

The company was created in 1953 in Japan. For this moment the company is one of the largest manufacturers of titanium sponge and molded articles

The Company is quoted on Tokyo's board only.

The headquarters is located in Chigasaki.

For the time of work in titanium sector, the company shows stable production results.

The earnings of the company are:

2000 – US$ 222,423,000

2001 - US$ 215,090,000

2002 - US$ 230,300,000

2003 - US$ 198,106,000

The company activity is focused on aerospace sector, medicine, chemical industry, motor industry, electric-power industry, as well as end-consumer (sport goods and so on).

Statistics

Quotation, USD	16,73
Number of shares, mln	30,39
Authorization of capital, mln $	508,24
Company value, mln USD	508,27
Bloomberg symbol	5727: JP
Finance indicators:	
Revenue, thousand USD	198,106
EBIT, thousand USD	10,403
Operating profit, thousand USD	18,05
Net profit, thousand USD	5,441
EBITDA, thousand USD	30,402
Operating capabilities	
Sponge capacities, MT	13,000
Ingot capacities, MT	7,800
Multipliers	
EV/S	2,57
EV/non-current assets	2,79
EV/Total assets	1,51
P/capital	3,20
P/ebit	48,85
P/Net-earnings	93,42
EV/EBITDA	16,718

Production volume, MT


12000
10000
8000
6000
4000
2000
0
10000
1998
1999
2000
2001
2002

Source: VSMPA


© Bloomberg L.P.
2250
2000
1750
1500
1250
1000
750
Volume
1m
0.5m
0
Aug Sep Oct Nov Dec 04 Feb Mar Apr May Jun Jul
5727:JP

Trading board: Tokyo, 07/01/2004

Allegheny Technologies Inc.

Allegheny Technologies incorporated is among large and world most diversified special-purpose products producers.

The activities of the Company are not limited by titanium and titanium alloys production only. The Company produces high quality steel, nickel and cobaltic alloys, tungstic materials and a number of exotic alloys (zirconium, hafnium, niobium) as well.

Whereas consumer's market of titanium produce and exotic metals is insignificantly developed on the whole, the Company increased its sales by $30 m. over 2003.

Considering the increase of demand for exotic metals by the government and enterprises of chemical industries, which covers a continuing decline of aerospace market, the department, directly responsible for high capacity metals production, increased the sales by $11,7 m.

On the whole over 2003 the Company produced:

- nickel and steel alloys 15,952 MT
- titanium produce 8,362 MT
- exotic alloys 1,926 MT
- others –

Statistics

Quotation, USD	17.89
Number of shares, mln	80.70
Authorization of capital, mln $	1,443.75
Company value, mln USD	1,444.26
Bloomberg symbol	ATI:US
Finance indicators	
Revenue, thousand USD	1,937,400
EBIT, thousand USD	–185,000
Operating profit, thousand USD	–280,200
Net profit, thousand USD	–313,300
EBITDA, thousand USD	–205,600
Operating capabilities	
Melted products, MT	–
Milled products, MT	8,362

Multipliers	
EV/S	0.75
EV/non-current assets	4.96
EV/Total assets	2.55
P/capital	8.26
P/Ebit	–5.15
P/Net-earnings	–4.61
EV/EBITDA	–7.02

Source: "Rosexpertiza" estimates

Company production


27%
35%
8%
30%

35% Titanium and titanium alloys
30% Nickel alloys
Others


© Bloomberg L.P.
20
18
16
14
12
10
8
6
Volume
7.5m
5m
2.5m
0
Aug
Sep
Oct
Nov
Dec
04
Feb
Mar
Apr
May
Jun
Jul
ATI:US

Trading board: Berlin, Frankfurt, Munich, Stuttgart, Hamburg, XETRA, NYSE (average), 07/01/2004

RTI International Metals Inc.

RTI International Metals is one of the largest titanium producing companies.

The company has a wide system of subsidiary companies, through which it produces and distributes its output, including products made of titanium for different industries. Such industries are: aerospace, defense, energetic, manufacturing, chemical.

The company is subdivided into two groups:

Titanium Group - mostly covers titanium alloy output production, including bloom, billet, titanium sheet etc. The group is engaged in research and development of technologies of raw materials extraction, smelting of materials as well as other manufacturing processes.

Fabrication & Distribution Group - is the company main distributor which is directly engaged in the company output distribution in the USA and Europe. It is responsible for stable progress of the company financial activities as well.
Nearly 50% of the USA titanium consumption over 2003 came to the industry of nongovernmental aerospace construction, 27% of which relates to RTI International Metals Inc. The rest 73% of the sales came to F&D Group.

Statistics	
Quotation*, $	15.65
Number of shares, million	20.90
Authorization of capital, million $	327.09
Company value, million $	327.09
Bloomberg symbol	RTI:US
Finance indicators:	
Revenue, thous. $	205,500
EBIT, thous. $	7,400
Operating profit, thous. $	-2,300
Clear profit, thous. $	4,600
EBITDA, thous. $	19,600
Production indicators:	
Melted products, metric tons	–
Milled products, metric tons	–
Multipliers:	
EV/S	1.60
EV/Non-current assets	2.5
EV/Total Assets	0.84
P/Capital	1.03
P/Ebit	44.20
P/Net-earnings	71.11
EV/EBITDA	16.69

Source: «Rosexpertiza» company calculations

The Company Earnings


28%
Titanium Group
72%
Fabrication & Development Group

Source: VSMPA


© Bloomberg L.P.
Volume
Aug Sep Oct Nov Dec 04 Feb Mar Apr May Jun Jul
RTI:US

Trading board: NYSE 07/01/2004

Carpenter Technology Corporation

Carpenter Technology Corporation is the most diversified company specialized on production of goods and alloys of various metals and ceramics.

The company principal activity is a production of stainless steel, specific alloys (alloys of two and more chemical elements), titanium goods and alloys, iron goods and alloys as well as high-tech ceramic goods.

The company output ratio is as follows:

- Iron goods and alloys 4%
- Titanium goods and alloys 8%
- Ceramic goods 10%
- Specific alloys 33%
- Stainless steel 45%

The company production output is of a broad scale application in different industries. The company production is directly focused on aerospace, manufacturing, automobile industries as well as on electrical power engineering, medicine and ultimate consumer.

Despite a dramatic number of consumers, the company earnings decreased by $453 m. during the period since 2001 till 2003, when clear profit amounted to $(-10,9), but in 2002 $(-118,3) m.

Statistics:	
Quotation*, $	33.63
Number of shares, mln.	22.3
Authorization of capital, million $	749.88
Company value, million $	750.26
Bloomberg symbol	CRS:US
Finance indicators:	
Revenue, thous. $	871,100
EBIT, thous. $	-22,900
Operating profit, thous. $	34,900
Clear profit, thous. $	-10,900
EBITDA, thous. $	41,100
Melted products, metric tons	
Milled products, metric tons	
Multipliers:	
EV/S	0.86
EV/Non-current assets	0.73
EV/Total Assets	0.54
P/Capital	1.58
P/Ebit	–32.75
P/Net-earnings	–68.80
EV/EBITDA	18.25

Consumption of products in accordance with industries


21%
24%
6%
6%
14%
29%
aerospace
manufacturing
automobile
power engineering
medicine
consumer


40
38
36
34
32
30
28
26
24
22
20
18
16
Volume
1.5m
1m
0.5m
0
Aug Sep Oct Nov Dec 04 Feb Mar Apr May Jun Jul
CRS:US

Trading board: NYSE, Berlin (average), 07/01/2004

Analysis of selected similar companies

Comparative approach shortcomings

It should be noted that foreign analogue companies vary greatly when compared with the analyzed company. As it has been mentioned above, in the section devoted to the Company activities profile, "VSMPA" open joint-stock company realizes its operational activities on the territory of the Russian Federation, and besides, as of the date of assessment and during handling of work on the present project, the Company was not conducting accountancy in accordance with the requirements of international standards. Grave differences in systems of accountancy in various countries (even in those which follow International standards of accountancy, but observe different versions) lead to incoordination and non-compliance of a number of financial indicators. It needs to be emphasized that distorting effect of different principles of accountancy can result in deviation when correlating practical financial indicators from the activity with respective indicators by the Company. Difference in required earning power ratio on the part of foreign investors over the capital from investment in shares of foreign and Russian companies as well as difference of the state risk directly effects generation of prospective money flows of analogue companies and therefore the cost of companies on the whole either.

Drawbacks in the Company cost determination with the use of foreign analogue companies information that were indicated above, in our judgment, may be applied when correlating some indicators of operational and financial activities of foreign analogue companies. Among such indicators can be the following: final goods and alloys production, sales revenue, cost of fixed (non-current) assets.

Analyzed period

Titanium branch is treated as an industry with periodic (cyclical) character of making business and is meant for consumer, i.e. directly depends on one production industry (aerospace, aviation etc.) or another, which, in its turn, does not differ in production stability, so that in our judgment, activities of companies should advisably be analyzed year on year. The use of first half year results as a financial base for comparison is not correct, since not complete production income and expenses are reflected within the framework of two quarters. Financial indicators can suddenly upswing because of. bulk orders, what considerably distorts general view. Use of annual rates in turn smoothes the splashes and allows to adequately estimate enterprise activity. All the more so, in our opinion, it is not expedient to use the data of last 12 months before the date considering that the end of report year for majority of the analogue companies falls on December, 31 of the current year. there are some exclusions among the companies that we have examined – Carpenter Technologies Corporation and Toho Titanium Group. For that companies the end of finance year falls on July 1 and March 1 correspondingly. However, we believe it is possible to utilize the results of finance year upon the data of the companies.

Capitalization

The capitalization of the analogue companies is estimated for July 1, 2004 or for date maximum close to estimate one.

Financial results[*]

For the estimation of company cost and market multipliers, the actual data about five foreign analogue companies. The indicators of their finance activities are shown below:

Table 8.1. Finance indicator of companies' activities (thousands US dollars)

Similar company	off-load earnings	operating profit	EV/G	Clearprofit	non-current assets	EBITDA
TIMET	385,300	-19,400	-11,200	-12,400	291,500	25,400
Allegheny Technology	1,973,400	-185,000	-280,200	-313,300	291,500	-205,600
MI	205,500	-2,300	7,400	4,600	129,000	19,600
Toho Titanium	198,106	18,105	10,403	5,441	181,931	30,402
Carpenter Technology	871,100	34,900	-22,900	-10,900	1,030,600	41,100
OAO VSMPA	288,137	288,137	69,458	60,616	128,214	152,995

Source: Annual reports

As it is mentioned above, some analogue companies under consideration are not comparable enough, because the analysis of diversification of analogue companies showed that the companies with high level of capitalization have other types of business besides titanium production (such as production of stainless steel, ceramic manufacture), at the expense of that, the capitalization of considered companies is higher than that relating to the Company under our consideration. Nevertheless, we have considered these companies since their activity related to titanium production.

Capital structure

Table 8.2. Capital size

Company	Own capital / Equity[**]
Carpenter Technology	474,600
RTI	317,700
OAO "VSMPA"	237,358
Allegheny Technology	174,700
Toho Titanium	158,762
TIMET	158,800
Average	308,523
Median	174,700

Source: Data of similar companies, annual reports of similar companies

Analyzing capital structure, the matter concerns the extent of borrowed or owned financing of company operations. For this purpose we have calculated autonomy coefficient and the own to borrowed capital ratio for each company.

[*] Complex analysis technique used for estimation of finance condition of OAO VSMPA has certain differences form financial analysis, reflected in Chapter 4 of this report.

[**] The capital is accounted on the basis of balance data fallen on the end of the last finance year according to chapter III.

Autonomy coefficient is one the most important features of company independence from borrowed assets. It is determined as a part of source of funds in total balance. Normal minimal value of the autonomy coefficient is assessed on level 0,5. normal restriction means that all obligations of the company could be paid off by its own assets.

The own to borrowed capital ratio supplements the autonomy coefficient. It is equal to ratio of company obligations to its own capital. Normal restriction of this coefficient is 1.

Table 8.3

Company name	Autonomy coefficient	Own to borrowed capital ratio
TIMET	0.2799	2.5730
Allegheny Technology	0.0927	9.7894
RTI	0.8146	0.2276
Toho Titanium	0.4702	1.1266
Carpenter Technology	0.3390	1.9496
"VSMPA"	0.6852	0.4595
Average	0.3993	3.1332
Median	0.3390	1.9496

Source: Data of companies, Rosekspertiza estimations.

Express analysis showed, that many of selected analogue companies have negative index values in comparison with recommended standards, however they have high market capitalization. It is partially connected with standby for titanium sector growth in the nearest future, what is conditioned by raise of the sectors – main consumers of actual manufacture. I. e. enterprise cost reflects anticipated raise of finance and industrial indicators. To the certain extent, evening-out the difference in sources of asset holdings generation is achieved through use of multipliers to the cost of all invested long term capital.

Financial standing

As apart of the second stage of the works on comparative approach, we have analyzed selected analogue companies to collate finance analysis indicators with estimated financial indicators of the company in question.

Finance condition is one of the most important characteristic of company finance condition. It designates competitiveness of the enterprise, its potential in business cooperation and its investing force of attraction.

Assessment of finance condition could be done in various techniques with different criterions applied.

We have used technique of complex comparative rating assessment of financial condition, profitability and business activity of the company, based on the theory and methodic of enterprise financial analysis in terms of market relations.

Total rating assessment considers all important performances of financial, economic and industrial activities, i.e. overall business activity, since it meets the following demands:

1. Financial indicators used for calculation of rating assessment are maximum informative and give integral view of enterprise soundness.
2. In the sense of economics, all coefficients have the one focus (positive correlation, i.e. raise of financial coefficient means improvement of financial condition).

3. For all indicators minimal figure standards are pointed out.
4. Financial indicators are calculated upon the data of public accounting report of the enterprise.
5. Financial indicators allow estimation of the company as in comparison with analogues as for number of periods.

For assessment of company rating five main indicators, most frequent and completely characterizing financial condition are used.

1. Own capital adequacy describes the availability of own current assets, necessary for soundness of the company.

This coefficient is determined by the following formula:

(Own capital – cost of non-current assets)/ Cost of current assets

Standard requirement: $K_0 >= 0.1$

2. Degree of balance liquidity is determined by the means of current liquidity coefficient. It demonstrates payment capability of the enterprise, not only in condition of up-to-date settling with debtors and profitable sell-offing of finished goods, but in case of forced sail of other elements of real current assets.

Current liquidity coefficient characterizes anticipated creditworthiness of the enterprise for the period, equal to average duration of one capital turn-round.

This coefficient is determined by the following formula:

(circulating assets value)/(short-term liabilities)

Standard requirement: $K_{m\pi} >= 1.6$

3. Intensity of turnover describes the volume of sold goods per one money unit, invested into enterprise activity.

This coefficient is determined by the following formula:

$$\frac{\text{(sales proceeds)}}{\text{(Balance currency for the beginning of the period + Balance currency for the end of the period/2)}}$$

Standard requirement: $K_{\text{н}} >= 2.5$

4. Management (company control effectiveness) is described by sales profit to sales proceeds ratio.

This coefficient is determined by the following formula:

(operations profit)/(sales proceeds)

Standard requirement: $K_{\text{м}} >= 0,44$.

5. Profitability of the enterprise characterizes profit volume for report period, falling on 1 (one) money unit of own capital.

This coefficient is determined by the following formula:

$$\frac{\text{profit of accounting period}}{\text{(own capital as at the beginning of the period/own capital as at the end of the period)/2}}$$

Standard requirement: $K_{\text{п}} >= 0,2$

According to the formula of the rating determination, the expression for this rating, determined on the basis of these five indicators has the following view:

$$R = 2K_0 + 0.125K_{тл} + 0.08K_{и} + 0.45K_{м} + K_{п}$$

Table 8.4 Financial indicators

Company name	Supportability with own assets	Balance liquidity	Intensity of turnover	Management	Own capital profitability	Rating
TIMET	-0.4808	3.5159	0.4880	-0.0504	-0.0779	-0.5837
Allegheny Technology	-0.4232	0.6993	0.1388	-0.0955	-1 .0050	-1.7958
RTI	0.7233	7.8114	0.6637	-0.0112	0.0146	2.4856
Toho Titanium	-0.1488	1.0766	0.4541	0.0914	0.0346	-0.0509
Carpenter Technology	-1.5056	2.4636	0.2565	0.0401	-0.0222	-2.6868
"VSMPA"	0.5002	2.0178	0.7540	0.2411	0.2297	1.6511
Average	-0.3670	3.1134	0.4002	-0.0051	-0.2112	-0.5263
Median	-0.4232	2.4636	0.4541	-0.0112	-0.0222	-0.5837

Source: estimations of "Rosexpertiza" company

Express analysis showed, that many of selected analogue companies have negative index values in comparison with recommended standards, however they have high market capitalization. It is partially connected with standby for titanium sector growth in the nearest future, what is conditioned by raise of the sectors – main consumers of actual manufacture. I.e., the enterprise value reflects anticipated raise of finance and industrial indicators. To the certain extent, evening-out the difference in sources of asset holdings generation is achieved through use of multipliers to the cost of all invested long term capital.

Calculation of multipliers

Determination of market price of company own capital by the means of comparative approach is based on multipliers application. The multipliers show the correlation between market price of the company or stock and financial or operational base. Financial base of estimating multiplier reflects financial results of company activity, it comprises the following types of activities: clear profit, money flow, dividend payments, earnings from sell-off and so on. Operational base reflects industrial performances of the company: (output in natural terms, installed capacity and so on).
We have calculated the values of the following multipliers for foreign analogue companies:

- ploughback /sales" – P/S;
- ploughback /net value of non-current assets – P/non-current assets;
- ploughback/earnings before taxes – P/Ebit;
- ploughback/net earnings – P/Net earnings;
- ploughback/own capital – P/Capital
- ploughback/total assets(balance I + balance II) P/Total assets;
- ploughback/earnings before interest, taxes and amortization.

Table 8.5

Similar companies	P/S	P/Non-current assets	P/EBIT	P/Net-earnings	P/Capital	P/Total assets	P/EBITDA
TIMET	0.7610	1.0059	26.1788	-23.6453	1.8464	0.5167	11.5434
Allegheny Technology	0.7452	4.9528	-5.1526	-4.6082	8.2642	2.5441	-7.0221
RTI	1.5917	2.5355	44.2007	71.1054	1.0295	0.8389	16.6880
Toho Titanium	2.5655	2.7936	48.8530	93.4148	3.2012	1.5052	16.7173
Carpenter Technology	0.8608	0.7276	-32.7459	-68.7964	1.5800	0.5357	18.2453
Average*	1.3050	2.4031	46.5268	82.2601	3.1843	1.1881	15.7985
Median*	0.8613	2.5355	46.5268	82.2601	1.8464	0.8389	16.7026

Source: Rosexpertiza estimations

Taking into consideration results of the scrutiny set above we have drawn a conclusion that it is expedient to use the following multipliers in market price calculation:

- value/sales Ev/S;
- value/total assets (balance I + balance II) EV/Total assets;
- value/earnings before interest, taxes and amortization;
- ploughback/own capital.

Table 8.6. The calculation of weighted volume of the value

Multiplier	Own capital value*, US dollars	Weight, %
EV/S	376,020,882	25%
P/Capital	755,813,618	25%
EV/Tota) Assets	411,667,156	25%
EV/EBITDA	2,417,490,901	25%
Average weighted value:	990,248,139	

Source: estimations of "Rosexpertiza" company

As at the end of 2003 the Company did not have long-term borrowed assets.

8.3. Assessment of Market Value using the Capital Market Method Based on VSMPA Stock Transactions

Ordinary shares of the Company are traded in RTS Board. During analysis one could draw a conclusion about high activity in securities market. For the date of the estimation two transaction have been conducted. The both were at value 75 US$ for one ordinary share of VSMPA open joint-stock company. The information on the transactions as on the date of valuation and for the preceding 3 months is goven below:

Table 8.7.

Date (day/month/ year)	Max. price of transaction	Min.. price of transaction	Last transaction			Trade volume			Number of transactions
			price	Change.	Volume, pieces	in currency units	Currency	number of securities	
01.04.2004	81.5	79.5	81.5	1.88%	400	297,077	USD	3667	6
02.04.2004	83	82	83	1.84%	1500	437,818	USD	5291	9
05.04.2004	85.5	84	85.5	3.01%	500	948,150	USD	11215	12
06.04.2004	84	83	84	-1.75%	60	138,940	USD	1660	4
07.04.2004	83.8	83	83.8	-0.24%	364	113,503	USD	1364	2
08.04.2004	85.75	84	85.75	2.33%	600	270,950	USD	3200	4
09.04.2004	86	85.5	86	0.29%	1500	398,468	USD	4641	8
12.04.2004	90	87.75	90	4.65%	130	234,075	USD	2630	5
13.04.2004	91.25	90	90.7	0.78%	3500	1,088,250	USD	12000	16
14.04.2004	90.7	90	90.7	0.00%	1000	541,900	USD	6000	4
15.04.2004	90	89	90	-0.77%	200	62,500	USD	700	2
16.04.2004	90	89	89	-1.11%	765	77,085	USD	865	2
19.04.2004	88.2	88.2	88.2	-0.90%	500	44,100	USD	500	1
20.04.2004	88	87	87	-1.36%	500	174,850	USD	2000	4
21.04.2004	86.25	84	84	-3.45%	500	330,625	USD	3900	8
22.04.2004	84.25	82	82	-2.38%	300	483,240	USD	5800	12
23.04.2004	83	82.5	83	1.22%	100	49,550	USD	600	2
26.04.2004	83	83	83	0.00%	1000	143,424	USD	1728	2
27.04.2004	83	82.5	82.5	-0.60%	500	165,500	USD	2000	4
28.04.2004	82.1	81.2	81.2	-1.58%	600	228,770	USD	2800	6
29.04.2004	80	75	75	-7.64%	200	292,450	USD	3800	11
30.04.2004	78	75.5	78	4.00%	200	91,850	USD	1200	3
06.05.2004	78	75	76	-	200	41,900	USD	550	3
07.05.2004	73	70	70	-7.89%	500	49,600	USD	700	2
11.05.2004	70	67	70	0.00%	300	34,400	USD	500	2
12.05.2004	74	72	72	2.86%	200	194,850	USD	2700	7
13.05.2004	72	71.5	71.5	-0.69%	500	78,950	USD	1100	4
14.05.2004	71.5	71.5	71.5	0.00%	94	49,979	USD	699	3
17.05.2004	70.25	70	70.25	-1.75%	500	70,125	USD	1000	2
18.05.2004	71.5	71.5	71.5	1.78%	200	14,300	USD	200	1
19.05.2004	72.5	72	72.5	1.40%	1000	130,100	USD	1800	3
21.05.2004	75	75	75	-	500	37,500	USD	500	1
24.05.2004	75	74.5	74.6	-0.53%	500	193,200	USD	2582	5
25.05.2004	75	73.5	73.5	-1.48%	500	354,660	USD	4800	12
26.05.2004	74.9	74.3	74.3	1.09%	500	134,400	USD	1800	4
28.05.2004	73.8	73.75	73.75	-	500	73,775	USD	1000	2
01.06.2004	73.75	71.75	71.75	-	500	350,639	USD	4826	10
03.06.2004	72.25	72.25	72.25	-	500	36,125	USD	500	1
09.06.2004	73	73	73	-	500	36,500	USD	500	1
10.06.2004	72.75	72.3	72.3	-0.96%	340	75,457	USD	1040	3
15.06.2004	73	73	73	-	500	36,500	USD	500	1
16.06.2004	71.5	71.5	71.5	-2.06%	500	35,750	USD	500	1
17.06.2004	72	72	72	0.70%	1000	72,000	USD	1000	1
18.06.2004	73	72.5	73	1.39%	500	182,250	USD	2500	4
21.06.2004	74.75	73.75	74.75	2.40%	1000	185,500	USD	2500	3
22.06.2004	75	74.75	75	0.33%	100	37,475	USD	500	5
23.06.2004	75	75	75	0.00%	400	30,000	USD	400	1
01.07.2004	75	75	75	-	1000	112,500	USD	1500	2

Finally, the market price of ordinary share of the company, determined by the means of capital market technique on stock transactions is 75 US dollars for one share. The total value of ordinary shares of the Company US$ 796,920,000.

8.4. Coordination of the Results of Company Ordinary Shares Valuation within Comparative Approach

The obtained results of ordinary share value assessment by the means of two techniques determine the value of ordinary share from the position of minor shares holder. Each technique has its advantages and disadvantages:

Capital market technique applied to similar companies

The actual technique is based on utilizing of the data about purchase and sale transactions of analogue companies' shares in western stock boards. During the determining of market value of the share of the company under question we have collated various financial and industrial parameters as with market ploughback of the company as value of all long-term capital. As a result we had average situation, reflecting basic driven pricing variable in companies market, comparable with the company under question by its sector membership. In our opinion this technique has such very important disadvantage as: all selected analogue companies are foreign ones, what impose significant differeces in business activity, the part of the companies has wider diversification of manufacture.

Capital market technique applied to transactions with VSMPA shares

Within actual technique we have analyzed virtual transactions in the market of purchase and sale of the shares under question, considering basic driven pricing variable in the market. The market of The Company ordinary shares has low activity, what has been evened to the certain extent by the means of increasing of analysis period.
On the assumption of the aforementioned we have drawn a conclusion that it is possible to assign maximum weight – 0,6 to the value of market cost, achieved in realization of capital market technique applied to transactions with "VSMPA" shares.
We have assigned less weight to the capital market technique applied to similar companies – 0,4.

As a result, the weighted value of the Company ordinary shares within realization of comparative approach is US$ 874,251,000 (Eight hundreds seventy four millions two hundreds fifty one thousands) as on the date of valuation.

9. COORDINATION OF THE RESULTS OF COMPANY ORDINARY SHARES VALUATION

9.1. Application of Discounts and Premiums to Obtained Results

Within current assessment we have employed three approaches to determine market value of one ordinary nominal share of VSMPA company.

We have used the technique of corrected net assets, since this method corresponds to common methods of assessment, as well as it determines the value of The Company cost as property complex. We have used the technique of discounted money flows, since it examines forecast assessments of future profits and expenses and determines the value of future money flows received by investor. We have also utilized comparative approach, since it allows to determine the value on the basis of market indicators, such as prices of virtual transactions with The Company shares and shares of analogue companies.

It is ought to note that every approach that we used determines the value of the company from the position different groups of share holders. The peculiarity of value determination by one approach or another is conditioned by the fact that different initial information is used for the calculation.

As it is noted in appropriate chapters of this report, value calculation within comparative approach reflects received value of stock capital from the position of minor share holders. Capital market technique is calculated on the basis of singular transactions with small blocks of shares in open stock market for the date maximum close to the date of assessment. Thus, purchasing minor block of shares in terms of influence on company activity – the investor doesn't pay possible bonus for acquired level of control, because the control is not emerging. Thus coordinating achieved results of calculation of value of The Company one ordinary share we have not applied discounts to actual approach.

Calculating the value of one ordinary nominal share by the extravagant approach we have applied the discount to achieved result. In this case application of discount for control character of the holding is conditioned by the position of controlling share holder. The calculation of discount is reciprocal variable of applied bonus to appropriate level of acquired control. In this case the bonus/discount is applied to 100% control over the company. The size of the bonus is formed on the basis of analysis of bonuses and discounts in Russian market with retrospective transactions. The analysis has been conducted by Rosexpertiza company. The value of the bonus to 100% control level is 35%. Correspondingly the reciprocal variable to the bonus – the discount is 25,93%.

Calculating the value of one ordinary nominal share by the technique of discounted money flows we haven't applied the discount to achieved result. The value received by discounted money flows reflects the value from the position of a minor share holder inasmuch as, the adjustment of the foture money flows to current level is achieved with discount rate application. Herewith, WACC discount rate is calculated on the basis of indicators, not considering control character of Company holding (Beta coefficient, discount rate on attracted borrowed assets)

9.2. Weighing of the Results

The results obtained are more or less different depending upon special features of calculation. By this reason the selection of final quantity of value is made on the basis of intermediate data with the use of different methods of result processing.

The final company value is calculated considering weights set for each of the methods used.

Selection of the weighting factor value is defined primarily by degree of belief to the calculation results of one method or other. The degree of belief is subject to relevance and appropriateness of each method application and reliability of base data.

Method of corrected net assets is based on the current value of solid assets, possessed by company in fixed timing. This valuation is based on the fact sheets of the past periods and does not reflect prospects and expectation of the future business. Besides, considering the stock value in terms of the minority shareholders the possibility of effect on the assets of such shareholders, as mentioned above, has material constraints, and by this reason this method is not acceptable in this case.

Taking into account above-mentioned, we think that 10% weight will fit for the method of corrected net assets during reduction of marks, obtained by different methods.

The comparative approach used in the present valuation assumes that value of equity capital is determined by the value gained from its selling at mature markets, i.e. the most likely value of the valued business will be actual selling price of the Company stocks or analogous company stock (adjusted for application of different production and financial multipliers) put on market record.

The capital market method can be implemented when all kind of financial information about the valued company as well as similar companies, selected by Valuator as analogous companies, is available.

The comparative approach allows us to find out main market driven incumbent pricing variables. Taking into account the above-mentioned, while defining the bottom-line cost value with the use of comparative method, we gave the weight of 50%.

The discount cash flow method is one of the main methods of valuation, assuming analysis and forecasting of a potential gain for investor. The given method has a number of limitations (disadvantages), one of them is an uncertainty of forecasting of financial and production activity revenue and expenses. To a certain extent it will level up when calculating of discount rate.

Taking into account all advantages of the income approach, we made a decision to apply the weight of 40% to the market value, derived with the use of the income approach, while coordinating the bottom-line cost value.

In order to come up with a conclusion about the company value, each of the methods was valuated by eligibility criteria, sufficiency and accuracy of the data used for calculations, and we derived the resulting value.

The final calculation is given in the table*.

* Exchange rate of the Central Bank of the Russian Federation of 01.07.2004 was RUR 29.0471 per US$ 1.00.

Table 9.1

Approach used	Shareholder ownership capital value, USD thousand	Amount of a discount for size, %	Weight	Weighted value, USD
Cost-oriented approach	410,962	25.9%	10%	30,442
Comparative approach	874,251		50%	437,116
Income-oriented approach	769,114		40%	307,645
Final value of 100% block of ordinary shares as seen by a minority shareholder, USD thousand				775,213
Number of ordinary registered shares, pc.				10,625,600
Value of an ordinary registered share of OAO VSMPA, USD				72.957
Value of a ordinary registered share of OAO VSMPA, RUR				2,119.19

Source: calculations of "Rosexpertiza" Company

10. CONCLUSION ON VALUE OF SHARES

Within the framework of the present valuation we used information about property state and financial and economic activities results of OAO VSMPA, at that we conducted all the necessary analysis corrections in order to set the quantities of value to their real value as of the valuation date.

Referring to the facts, calculations, forecasts, assumptions and opinions, the experts of Rosexpertiza LLC came to the following conclusion:

As of 07.01.2004 the rounded market value of one ordinary registered share of VSMPA OJSC is:

RUR 2,119.19 (two thousand one hundred nineteen rubles nineteen kopecks),

at exchange rate of the Central Bank of the Russian Federation as of the valuation date*:

US$ 72.96 (seventy two dollars ninety six cents).

It should be noted that our survey reflects the market value of the valued objects as on July 1, 2004. The changes of market behavior after date of valuation can lead to decreasing or increasing of the company value estimate.

The following persons contributed to this report:

Vilyayev A.E.
Director of the Consultation Department
Rosexpertiza LLC

Suslenkov D.B.
Deputy Director of the Consultation Department
Rosexpertiza LLC

Rodin A.U.
Senior Expert of the Consultation Department
Rosexpertiza LLC

Shrabshtein A.A.
Leading Expert of the Consultation Department
Rosexpertiza LLC

Trubina A.V.
Leading Expert of the Consultation Department
Rosexpertiza LLC

Voroitcheva N.V.
Leading Expert of the Consultation Departmentf
Rosexpertiza LLC



* Exchange rate of the Central Bank of the Russian Federation of 01.07.2004 was RUR 29.0471 per US$ 1.00.

11. ANNEXES

Annex 11.1. Results of Calculation of the Company Fixed Assets Market Value

VSMPA property outline

Description	Original balance sheet value, RUR	Ageing as of 01. 07.04., RUR.	Depreciated book values of 01. 07.04., RUR	Value conversion coefficient as of 01.07.04.	Market value as of 01.07.04., RUR
BUILDINGS					
BUILDINGS TOTAL	692,172,896	2744,94,153	417,678,743	2.94	1,227,634,884
INSTALLATIONS					
INSTALLATIONS TOTAL	276,718,121	191,934,099	84,784,023	3.54	299,857,461
TRANSFER MECHANISMS					
TRANSFER MECHANISMS TOTAL	258,141,856	227,182,081	30,959,775	4.78	148,014,820
GROUND AREA					
GROUND AREA TOTAL	61,576,235	0	61,576,235	5.82	358,619,763
IMMOVABLE ESTATE TOTAL:	1,288,609,108	693,610,333	594,998,775		2,034,126,928
MACHINERY AND EQUIPMENT					
MACHINERY AND EQUIPMENT TOTAL	23,18,851,119	1,893,154,674	425,696,445	3.74	1,594,174,000
TRANSPORT VEHICLES					
TRANSPORT VEHICLES TOTAL	50,799,299	39,235,629	11,563,670	3.03	35,090,018
TOOLS					
TOOLS TOTAL	330,283	322,221	8,062	9.02	72,700
PRODUCTION AND HOUSEHOLD EQUIPMENT and ACCESSORIES					
PRODUCTION AND HOUSEHOLD EQUIPMENT and ACCESSORIES TOTAL	6,432,221	4,452,223	1,979,997	1.02	4,549,975
PERENNIAL PLANTATIONS					
PERENNIAL PLANTATIONS TOTAL	641,377	620,897	20,480	3.71	75,933
GROUND STABILIZATION CAPITAL COSTS					
GROUND STABILIZATION CAPITAL COSTS TOTAL	301,546	206,874	94,672	3.10	293,029
MISCELLANEOUS ASSETS					
MISCELLANEOUS ASSETS TOTAL	1,146,107,344	140,007,896	1,006,099,448	1.09	1,092,607,848
MOVABLE PROPERTY TOTAL:	3523463189	2078000413	1445462775		2726863503
VSMPA PROPERTY TOTAL	4,812,072,296	2,771,610,746	2,040,461,550		4,760,990,431

Annex 11.2 Construction-in-Progress Objects Valuation

#	Description	Construction budget (RUR)	Net book value (RUR)	Completion percentage	Date of project launch	Planned date of end of construction	Remarks	Market value as of 07.01.04. (RUR)
I. INDUSTRIAL CONSTRUCTION								
1	Shop 13. Extension to Shop 45. Warehouse of aluminum cutouts	31,248,114	30,394,008	97	06.2002	08.2004		30,310,671
2	Shop 14. Reconstruction of section for cutouts production		473,919		02.1997	Not planned	Storage	0
3	Shop 16. Blanking inspection room	9,580,000	6,488,689	68	11.2003	08.2004		6,514,400
4	Shop 16. Draw-in system of ventilation	4,874,000	2,451,742	50	02.2002	12.2004		2,437,000
5	Shop 16. Hydroabrasive processing machine	7,905,000	6,244,575	79	01.2002	09.2004		6,244,950
6	Shop 16. Etch solutions preparation machine	36,627,774	27,444,582	75	2002	12.2004		27,470,831
7	Shop 21. Etching bulk	4,440,510	3,769,369	85	08.2001	08.2004		3,774,434
8	Shop 21. Horizontal hardener		3,737,549		01.1993	Not planned	Storage	0
9	Shop 21. Section stretcher		9,319,798		01.1993	Not planned	Storage	0
10	Shop 21. Mechanical equipment	88,799,700	71,073,937	80	04.2003	12.2004		71,039,760
11	Shop 21. Section of stamping processing		860,383		2003	Not planned	Storage	0
12	Shop 22. Press machine 2000	1,974,292	1,439,503	73	01.2004	07.2004		1,441,233
13	Shop 22. Alkali dip section	18,179,213	17,630,477	97	03.2002	07.2004		17,633,837
14	Shop 22. Ring-shape articles correction press	2,446,000	918,328	37	01 .2004	12.2004		905,020
15	Shop 30. Welded pipe production section	123,900,108	123,612,613	99	01.1992	12.2004		122,661,107
16	Shop 32. Addition alloy inspection room	2,202,718	1,426,389	65	05.1998	08.2004		1,431,767
17	Shop 32. Plasma jet remelting section	303,403,496	298,833,497	98	01.1999	12.2004		297,335,426
18	Shop 32. ASCKU, Mechanical equipment	10,944,491	6,874,839	63	01.2003	12.2004		6,895,029
19	Shop 32. Press section		756,985		2003	Not planned		0
20	Shop 32. Operating cranes (Etching section)	1,980,000	1,930,731	97	06.2004	09.2004		1,920,600
21	Shop 36. Wood-base construction materials production section	5,697,000	5,275,083	93	06.2001	08.2004		5,298,210
22	Shop 37. Gas-fired furnace №2	6,514,443	5,321,491	82	2003	08.2004		5,341,843
23	Shop 37. Heat interchanger section		598,936		06.1997	Not planned	Storage	0
24	Shop 41. Titanium-waste recycling section	1,482,000	1,182,168	80	1999	08.2004		1,185,600
25	Shop 45. Production of structural units and cutouts	1,053,094	469,176	44	02.1999	12.2004		463,361
26	Shop 54. Sector of machining process of stampings	169,817,000	26,879,271	16	01.2004	12.2004		27,170,720
Arrangements for technical upgrade of shops (equipment)								
27	Shop N°1. Ingot continuous casting machine (3 pc.)	4,185,486	3,991,854	95	02.2001	09.2004		3,976,212

28	Shop N°1 6. High pressure system, sheet marking machine, work cite, sheet and plate straightening	7,881,530	3,733,593	47	09.2002	12.2004		3,704,319
29	Shop N922. System of abrasive cleaning of rods, cleanup unit, press for rings shaping	15,762,332	9,262,660	59	01.2002	09.2004		9,299,776
30	Shop №30. Siemens automatic control system, bandsaw machine	1,442,406	1,327,084	92	04.2003	09.2004		1,327,014
31	Shop №31 Work cite, hammer-head crane	1,685,415	1,562,223	93	09.2002	08.2004		1,567,436
32	Shop № 32. Automatic proportioning system, use point.	3,824,187	2,847,436	75	07.2002	12.2004		2,868,140
33	Shop №33. Equipment for local network of VSMPO	23,948,479	1,255,601	5	01 .2003	12.2004		1,197,424
34	Shop N°41 Baling-press, separator	2,243,038	57,652	2	01.2003	08.2004		44,861
35	Shop №45. Press 1200 equipment		1,969,836		10.2003	Not planned		0
36	Equipment purchased as fixed assets. Production machinery	50,855,537	49,548,096	95	2001	12.2004		48,312,760
INDUSTRIAL CONSTRUCTION TOTAL:			730,964,073					709,773,739
II. NONINDUSTRIAL CONSTRUCTION								
Home construction activity								
37	Home construction activity, networks	1,455,079	1,455,079	99	06.2002	12.2004		1,440,528
38	Three-storey 12 flats dwelling house №8	5,400,000	3,396,097	63	07.2001	12.2004		3,402,000
39	30-room hotel	12,500,000	6,696,266	54	01.2003	12.2004		6,750,000
40	Three-storey 12 flats dwelling house №9	6,500,000	286,844	4	06.2004	12.2005		260,000
HOME CONSTRUCTION ACTIVITY TOTAL:			11,834,286					11,852,528
Health service, sport								
41	Turis summer camp	508,800	498,625	98	03.2001	09.2004		498,624
42	Encapsulated additives production section	3,372,000	700,000	41	2002	Not planned	Storage	0
HEALTH SERVICE TOTAL			1,198,625					498,624
COMMERCE								
43	Market square		110,714		06.1998	Not planned	Storage	0
COMMERCE TOTAL			110,714					0
NONINDUSTRIAL CONSTRUCTION TOTAL:			13,143,625					12,351,152
CONSTRUCTION-IN-PROGRESS TOTAL:			744,107,698					722,124,891
MISCELLANEOUS EQUIPMENT			140,587,000					140,587,000
GRAND TOTAL:			884,694,698					862,711,891

Annex 11.3. Appraiser's Credentials

RUSSIAN FEDERATION
Russian Federation Ministry of Property Relations

LICENSE
to carry out valuation activity

Date issued: August 17, 2001 License No 000140

In pursuance of Order No 2371-p issued by the RF Ministry of Property Relations on August 14, 2001, it was resolved to grant a license to carry out valuation activity within the Russian Federation to:

name of legal entity:	ROSEKSPERTIZA Limited Liability Company
tax ID:	7708000473
principal place of business:	11 Mashi Poryvayevoy St, Moscow 107078

with the authorization to perform/provide the following works/services:

- valuation of titles, other proprietary interests, liabilities/debts and works/services relating to real property, exclusive of enterprises as property units, and of aircraft, sea craft, inland navigation vessels, and spacecraft subject to the state registration;

- valuation of titles, other proprietary interests, liabilities/debts and works/services relating to chattels, exclusive of money and securities, and of aircraft, sea craft, inland navigation vessels, and spacecraft subject to the state registration;

- valuation of titles, other proprietary interests, liabilities/debts and works/services relating to the intellectual activity products, including the exclusive right thereto (intellectual property), and valuation of confidential information of commercial value;

- valuation of titles, other rights, liabilities/debts and works/services relating to securities, shares in and contributions to authorized/share capital, and relating to enterprises as property units.

The License is valid from August 17, 2001, until August 16, 2004.

(signature)
G.A. Koryashkin
Manager of Valuation Department
Seal: Russian Federation Ministry of Property Relations

000140

License Requirements and Conditions:

a) the Licensee shall comply with the Russian Federation applicable federal and regional laws relating to the valuation activity;

b) at the licensing authority's request the Licensee shall provide the information required to verify the Licensee's compliance with the License Requirements and Conditions;

c) the Licensee shall insure the appraisers' liability by entering into an insurance contract that should cover the licensed works/services in the field of valuation activity, or each individual appraisal/valuation agreement;

d) a corporate Licensee shall have a staff employee with an education document certifying the professional knowledge in the works/services in the field of valuation activity as listed in the License or in the application to grant a license;

e) a Licensee being an individual entrepreneur shall have an education document certifying the professional knowledge in the works/services in the field of valuation activity as listed in the License or in the application to grant a license.

Supplement to the License to carry out valuation activity
No 000140 of 08/17/2001
Sheet 1 of 1

Full name of individual entrepreneur/staff employee	Works/services in the field of valuation activity covered by the professional knowledge acquired	Educational institution, professional education certificate series, No, and date of issue
Moiseyenkov, Alexander Grigoryevich	– real property appraisal; – valuation of machinery, equipment, and motor vehicles; – appraisal of intangible assets and intellectual property; – valuation of business.	Diploma of Professional Retraining ПП No 409244 issued by the G.V. Plekhanov Intersectoral Institute for Professional Development on 09/15/2000
Suslenkov, Dmitry Borisovich	– real property appraisal; – valuation of machinery, equipment, and motor vehicles; – appraisal of intangible assets and intellectual property; – valuation of business.	Diploma of Professional Retraining ПП No 409236 issued by the G.V. Plekhanov Intersectoral Institute for Professional Development on 09/15/2000
Shustov, Oleg Vasilyevich	– real property appraisal; – valuation of machinery, equipment, and motor vehicles; – appraisal of intangible assets and intellectual property; – valuation of business	Diploma of Professional Retraining ПП No 409235 issued by the G.V. Plekhanov Intersectoral Institute for Professional Development on 09/15/2000

(signature)
G.A. Koryashkin
Manager of Valuation Department
Seal: Russian Federation Ministry of Property Relations

000138

Copy

INGOSSTRAKH
Public Insurance Company

POLICY No 43-000231/04
Appraisal's Civil Liability Insurance
(extract)

Policyholder: ROSEKSPERTIZA L.L.C.

ACTIVITIES INSURED

The following property appraisal and proprietary right valuation activities carried out in compliance with the applicable RF law in force:

a) real property appraisal;
b) valuation of machinery, equipment, and motor vehicles;
c) appraisal of intangible assets and intellectual property;
d) valuation of business.

INSURANCE RISKS

The following presumed events are considered the insurance risks under this Policy:

a) Unintentional negligence/mistake/omission in the course of valuation made by the Policyholder (Policyholder's employees) that resulted in the valuation outcome mutilation;
b) Unintentional loss and/or damage of property (documents, materials. etc.), loss of proprietary interest during the valuation works carried out by the Policyholder (Policyholder's employee).

INSURED EVENT

The fact of the obligation of the Policyholder as established under the RF Civil Law to indemnify any third party for the damages caused by the Policyholder's insured activity to the third party's proprietary interests is recognized as the insurance event.

INSURER LIABILITY LIMIT

RUR 10,000,000.00

INSURANCE PERIOD

From February 1, 2004, until January 31, 2005.

POLICYHOLDER:
ROSEKSPERTIZA L.L.C.
(signature) 01/10/2004
For the Policyholder:
A.V. Kozlov
Director General
Seal: Rosekspertiza
Limited Liability Company
Moscow

INSURER:
INGOSSTRAKH Public Insurance Company
(signature)
For the Insurer:
N.B. Galushin
Deputy Department Manager
Seal: INGOSSTRAKH
Public Insurance Company

Copy

Russian Federation Ministry for Taxes and Dues

CERTIFICATE
of entry made in the Common State Register of Legal Entities
for legal entity registered before July 1, 2002

This is to certify that pursuant to the Federal Law "On State Registration of Legal Entities" and according to the information as submitted, the following entry for a legal entity registered before July 1, 2002, has been made in the Common State Register of Legal Entities:

Legal entity full name, indicating the corporate legal form:
Rosexpertiza Limited Liabilty Company
Legal entity abbreviated name: OOO Rosexpertiza

Registered at: Moscow Registration Chamber Public Institution
Date registered: September 23, 1003 No 183.142
Main state registration number:

1	0	2	7	7	3	9	2	7	3	9	4	6

Date of entry: September 27, 2002

Registrar:
RF Ministry for Taxes and Dues, Moscow Interdistrict Office No 39

(signature)
S.V. Tarubarova
Chief Expert
RF Ministry for Taxes and Dues
Moscow Interdistrict Office No 39

Seal: Russian Federation Ministry for Taxes and Dues
Moscow Interdistrict Office No 39

Series 77 No 007303055

This Certificate constitutes a public document of skill upgrading

Registered No 24-4C

RUSSIAN FEDERATION

CERTIFICATE
of Skill Upgrading

This Certificate is issued to Mr **Suslenkov, Dmitry Borisovich**, to certify that from January 26, 2004, to February 6, 2004, he attended the 108-hour skill upgrading course at the G.V. Plekhanov Intersectoral Institute for Professional Development, having specialized in **Valuation/Appraisal Activity**.

During the course of studies the bearer hereof received credits and passed examinations in the following main disciplines of the curriculum:

Description	Hours	Grade
Required Disciplines	72	
Elective Disciplines	32	
Final Comprehensive Examination	4	excellent

Internship: N/A
Graduation paper: N/A

Rector (Principal) (signature)
Secretary (signature)

City of Moscow Year 2004

This Diploma constitutes a public document of professional retraining
The Diploma entitles the bearer to professional practicing in the new field of activity
Registered No 2103-1D

Russian Federation

DIPLOMA
of Professional Retraining
ПП No 409236

This Diploma is issued to Mr **Suslenkov, Dmitry Borisovich**, to certify that from October 1, 2000, to February 28, 2001, he completed the course of professional retraining at the G.V. Plekhanov Russian Academy of Economics *Intersectoral Institute for Professional Development and Retraining of Executives and Professionals*, having specialized in *Professional Valuation and Appraisal of Property and Proprietary Interests*, subspecialty *Business Valuation*.

By the award of the State Qualifying Board of February 28, 2001, Mr **Suslenkov, Dmitry Borisovich**, is qualified for and entitled to professional practicing in the field of *Professional Valuation and Appraisal of Property and Proprietary Interests*, subspecialty *Business Valuation*.

Chairman of the State Qualifying Board (signature)
Rector (Principal) (signature)
Seal: Russian Federation Ministry of Education
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
G.V. Plekhanov Russian Academy of Economics
Public institution
City of Moscow

City of Moscow, year 2001

Supplement to Diploma No 409236

Full name: **Suslenkov, Dmitry Borisovich**
Certificate of previous education: Higher education Diploma, Reg. No 01, ИБ No 001105, issued by the Institute of Banking on June 11, 1997.
From October 1, 2000, to February 28, 2001, the bearer hereof completed the course of professional retraining at the G.V. Plekhanov Russian Academy of Economics *Intersectoral Institute for Professional Development and Retraining of Executives and Professionals*, having specialized in *Professional Valuation and Appraisal of Property and Proprietary Interests*, subspecialty *Business Valuation.*
The qualifying paper in ***Up-to-date Business Valuation Methods*** was defended with the *excellent* grade.

During the course of studies received credits and passed examinations in the following disciplines:

	Description	In-class hours	Grade
1.	Legal Support for Property Establishment, Circulation, and Valuation	20	credit
2.	Microeconomic and Macroeconomic Principles of Market Pricing	20	credit
3.	Accounting and Audit	36	excellent
4.	Economic Analysis	20	excellent
5.	Taxes and Taxation	16	credit
6.	Application of Mathematical Methods to Valuation and Appraisal	28	credit
7.	Investments	20	credit
8.	Essential Theory of Property Appraisal	16	credit
9.	Essential Theory of Real Estate Appraisal	72	excellent
10.	Essential Theory of Machinery, Equipment and Motor Vehicle Valuation	50	credit
11.	Essential Theory of Intangible Assets and Intellectual Property Valuation	50	credit
12.	Essential Theory of Business Valuation	72	excellent
13.	Pricing in Construction	20	credit
14.	Pricing in Machine Building and Instrument Engineering Industry	24	credit
15.	Intellectual Property Pricing	32	credit
16.	Practice of Real Estate Appraisal	52	credit
17.	Practice of Intangible Assets Valuation	24	credit
18.	Practice of Business Valuation	52	credit
19.	Land Appraisal	32	credit
20.	Practice of Machinery, Equipment and Instrumentation Valuation	40	excellent
21.	Motor Vehicle Valuation	40	credit
22.	Intellectual Property as Special Valuation Subject	24	credit
23.	Practice of Intellectual Property Valuation in Special Cases	32	excellent
24.	Securities Valuation	20	credit
25.	Credit Institution Valuation	32	excellent
26.	State Examination	12	excellent

Total: 26 subjects, 856 hours, 7 credits, 8 graded examinations.

Rector (Principal) (signature)
Secretary (signature)

Seal: Russian Federation Ministry of Education
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals

G.V. Plekhanov Russian Academy of Economics
Public institution
City of Moscow

G.V. PLEKHANOV RUSSIAN ACADEMY OF ECONOMICS
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
Department of Property Professional Valuation and Appraisal

CERTIFICATE OF COMPLIANCE
of the educational level and qualification of Appraiser
for Intellectual Property and Intangible Assets

This is to certify that

Mr **Suslenkov, Dmitry Borisovich**,
holder of Diploma ИБ No 001105 issued by the Institute of Banking on June 11, 1997,
registered No 01

has completed the basic course of training for intellectual property and intangible assets appraisers, received the required credits and passed the examinations in
APPRAISAL AND VALUATION OF INTELLECTUAL PROPERTY
AND INTANGIBLE ASSETS

from November 2, 2000, to November 20, 2000
(120-hour training course)

and acquired professional knowledge and skills that comply with the *Intellectual Property and Intangible Assets Appraiser* qualification requirements as prescribed by Order No 11 issued by the RF Ministry of Labor and Social Development on November 27, 1996.

(signature)
L.G. Kudinov
Principal
Intersectoral Institute for Professional Development and Retraining
G.M. Plekhanov Russian Academy of Economics

Seal: Russian Federation Ministry of Education
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
G.V. Plekhanov Russian Academy of Economics
Public institution
City of Moscow

Registered No H1-239 of March 26, 2001

G.V. PLEKHANOV RUSSIAN ACADEMY OF ECONOMICS
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
Department of Property Professional Valuation and Appraisal

CERTIFICATE OF COMPLIANCE
of the educational level and qualification of Appraiser
for Machinery, Equipment and Motor Vehicles

This is to certify that

Mr **Suslenkov, Dmitry Borisovich**,
holder of Diploma ИБ No 001105 issued by the Institute of Banking on June 11, 1997,
registered No 01

has completed the basic course of training for Machinery, Equipment, and Motor Vehicle Appraisers, received the required credits and passed the examinations in
MACHINERY, EQUIPMENT AND MOTOR VEHICLE VALUATION METHODS AND TECHNIQUES

from January 25, 2001, to February 8, 2001
(120-hour training course)

and acquired professional knowledge and skills that comply with the *Machinery, Equipment and Motor Vehicle Appraiser* qualification requirements as prescribed by Order No 11 issued by the RF Ministry of Labor and Social Development on November 27, 1996.

(signature)
L.G. Kudinov
Principal
Intersectoral Institute for Professional Development and Retraining
G.M. Plekhanov Russian Academy of Economics

Seal: Russian Federation Ministry of Education
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
G.V. Plekhanov Russian Academy of Economics
Public institution
City of Moscow

Registered No H1-260 of March 28, 2001

G.V. PLEKHANOV RUSSIAN ACADEMY OF ECONOMICS
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
Department of Property Professional Valuation and Appraisal

CERTIFICATE OF COMPLIANCE
of the educational level and qualification
of real estate appraiser

This is to certify that

Mr **Suslenkov, Dmitry Borisovich,**
holder of Diploma ИБ No 001105 issued by the Institute of Banking on June 11, 1997,
registered No 01

has completed the basic course of training for Real Estate Appraisers,
received the required credits and passed the examinations in
REAL ESTATE APPRAISAL METHODS AND TECHNIQUES AND
PARTICULAR FEATURES OF VALUATION OF OTHER PROPERTY

from November 30, 2000, to December 16, 2000
(126-hour training course)

and acquired professional knowledge and skills that comply with the *Real Estate Appraiser* qualification requirements as prescribed by Order No 11 issued by the RF Ministry of Labor and Social Development on November 27, 1996.

(signature)
L.G. Kudinov
Principal
Intersectoral Institute for Professional Development and Retraining
G.M. Plekhanov Russian Academy of Economics

Seal: Russian Federation Ministry of Education
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
G.V. Plekhanov Russian Academy of Economics
Public institution
City of Moscow

Registered No H1-259 of March 28, 2001

G.V. PLEKHANOV RUSSIAN ACADEMY OF ECONOMICS
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
Department of Property Professional Valuation and Appraisal

CERTIFICATE OF COMPLIANCE
of the educational level and qualification
of Business Appraiser

This is to certify that

Mr **Suslenkov, Dmitry Borisovich**,
holder of Diploma ИБ No 001105 issued by the Institute of Banking on June 11, 1997,
registered No 01

has completed the basic course of training for Business Appraisers,
received the required credits and passed the examinations in
VALUE-RELATED BUSINESS PERFORMANCE STUDY
AND BUSINESS VALUATION

from October 14, 2000, to October 29, 2000
(120-hour training course)

and acquired professional knowledge and skills that comply with the *Business Appraiser* qualification requirements as prescribed by Order No 11 issued by the RF Ministry of Labor and Social Development on November 27, 1996.

(signature)
L.G. Kudinov
Principal
Intersectoral Institute for Professional Development and Retraining
G.M. Plekhanov Russian Academy of Economics

Seal: Russian Federation Ministry of Education
Intersectoral Institute for Professional Development and Retraining of Executives and Professionals
G.V. Plekhanov Russian Academy of Economics
Public institution
City of Moscow

Registered No H1-258 of March 28, 2001

This Diploma constitutes a public document of professional retraining
The Diploma entitles the bearer to professional practicing in the new field of activity
Registered No 389

Russian Federation

DIPLOMA
of Professional Retraining
ПП No 345471

This Diploma is issued to Mr **Rodin, Alexander Yurievich**, to certify that from October 1, 2000, to June 6, 2002, he completed the course of professional retraining at the *Moscow State University of Economics, Statistics, and Information Science*, having specialized in *Valuation of Business* (professional retraining program).

By the award of the State Qualifying Board of June 6, 2002, Mr **Rodin, Alexander Yurievich**, is qualified for and entitled to professional practicing in the field of *Business Valuation*.

Chairman of the State Qualifying Board (signature)
Rector (Principal) (signature)
Seal: Russian Federation Ministry of Education
Moscow State University of Economics, Statistics, and Information Science
Public educational institution
City of Moscow

City of Moscow, year 2002

Supplement to Diploma No 345471

Full name: **Rodin, Alexander Yurievich**
Certificate of previous education: Higher professional education Diploma
From October 1, 2000, to June 6, 2002, the bearer hereof completed the course of professional retraining at the *Moscow State University of Economics, Statistics, and Information Science*, having specialized in *Valuation of Business* (professional retraining program).
The qualifying paper in ***Business Valuation Approaches and Techniques*** was defended with the *excellent* grade.

During the course of studies received credits and passed examinations in the following disciplines:

	Description	In-class hours	Grade
1.	Legal Support for Property Valuation	28	credit
2.	Microeconomics and Macroeconomics	22	credit
3.	Accounting and Audit	38	excellent
4.	Economic Analysis	22	good
5.	Taxes and Taxation	22	credit
6.	Application of Mathematical Methods to Valuation and Appraisal	21	credit
7.	Investment Financing	10	excellent
8.	Principles of Property Appraisal	10	excellent
9.	Principles of Real Estate Appraisal	74	excellent
10.	Principles of Machinery, Equipment and Motor Vehicle Valuation	53	excellent
11.	Principles of Intangible Assets and Intellectual Property Valuation	53	credit
12.	Principles of Business Valuation	71	good
13.	Pricing in Construction	20	excellent
14.	Practice of Real Estate Appraisal	52	credit
15.	Land Appraisal	32	credit
16.	Pricing in Machine Building and Instrument Engineering Industry	24	credit
17.	Practice of Machinery, Equipment and Instrumentation Valuation	40	credit
18.	Motor Vehicle Valuation	40	credit
19.	Intellectual Property as Special Valuation Subject	24	credit
20.	Intellectual Property Pricing	32	credit
21.	Practice of Intangible Assets Valuation	22	credit
22.	Practice of Intellectual Property Valuation in Special Cases	32	excellent
23.	Securities Valuation	20	credit
24.	Practice of Business Valuation	54	credit
25.	Credit Institution Valuation	32	excellent
	Total hours	810	

Rector (Principal) (signature)
Secretary (signature)

Seal: Russian Federation Ministry of Education
Moscow State University of Economics, Statistics, and Information Science
Public educational institution
City of Moscow

Academy of Finance at the RF Government Management and Market Academy

PROFESSIONAL APPRAISAL INSTITUTE

CERTIFICATE

This is to certify that Mr **Rodin, Alexander Yurievich**,
from March 10, 2003 to March 17, 2003
completed the 80-hour instructor upgrading course in

PROPERTY APPRAISAL

at the Professional Appraisal Institute

(signature)
M.A. Fedotova
Rector
Professional Appraisal Institute

License No 24-0284 of June 22, 2000, issued by the Ministry of General and Professional Education for educational activity in the field of higher and supplementary education.

No 991-K Date issued: March 17, 2003

RUSSIAN SOCIETY OF APPRAISERS

This is to certify that
Mr **RODIN, ALEXANDER YURIEVICH,**

is a member of the Society and qualified as

ACTIVE MEMBER OF THE RUSSIAN SOCIETY OF APPRAISERS

This certificate is the Society's property and must be returned on termination of the membership.

Certificate No 03Л-03259
Date issued: March 4, 2003
Date of admittance to the RSA: March 4, 2003

(signature)
S.A. Tabakova
RSA President

Seal: RUSSIAN SOCIETY OF APPRAISERS
Social Organization

CERTIFICATE

RUSSIAN AUDIT

EXPERT RA Rating Agency

hereby certifies that ROSEKSPERTIZA (MRI) Auditors and Consultants

according to the 2003 activities overall results
stands on the list of major Russian auditing and consulting firms

(signature)
D.E. Grishanova
Director General
EXPERT RA Rating Agency
April 5, 2004

EXPERT RA Rating Agency

Total sheets tied and numbered: 144 (one hundred and forty-four)
(signature)
Seal: Rosekspertiza
Limited Liability Company
Moscow

Report on Voting Results of Special General Meeting of JSC VSMPO Shareholders
1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg.

Meeting Date – **September 21, 2004.**
Meeting Site – **Conference Hall, 12, Parkovaya Str., Verkhnaya Salda.**
Meeting Form – **Joint attendance of the shareholders with prior forwarding of the voting slips.**
Number of people included in the list of people entitled to vote at the Special General Meeting of Shareholders on agenda items 1, 2, 3, 5 – **10 602 813** votes.
Number of people voted at the Special General Meeting of Shareholders on agenda items 1, 2, 3, 5 – **8 250 878** votes.
Quorum is secured.
Number of people entitled to vote at the Special General Meeting of Shareholders on agenda item 4 (approval of an interest transaction) – **10 625 469** votes.
Number of people not interested in the transaction and voted at the Special General Meeting of Shareholders on agenda item 4 – **7 882 701** votes.
Quorum is secured.

Special General Shareholders' Meeting Agenda and Resolutions Passed.	Voting Results		
	Aye	Nay	Abstention
1. Determination of the quantity, nominal value, category (type) of the declared shares and rights granted by such shares. **RESOLUTION: Determine:** • **Quantity of the JSC VSMPO declared ordinary registered shares: 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five).** • **Nominal value of the JSC VSMPO declared ordinary registered shares: 1 (one) ruble each.** • **Category (type) of the JSC VSMPO declared shares: ordinary registered shares.** **The declared shares of JSC VSMPO will grant upon its allocation the rights equal to those given by the previously allocated ordinary shares.** **The resolution is passed.**	7 768 438	10 422	101 974
2. Amendment of the Company By-Laws. **RESOLUTION: Item 7.1. of the Company By-Laws to be enlarged with the following paragraph:** **The Company has the right to allocate (additionally to the placed shares) 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) of the ordinary registered shares with the nominal value of 1 (one) ruble each (declared shares).** **The Company's declared ordinary registered shares will grant upon its allocation the rights equal to those given by the previously allocated ordinary shares.** **The resolution is passed.**	7 768 981	10 422	101 495
3. Reorganization of JSC VSMPO, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., via affiliation of JSC AVISMA, Berezniki, Perm Region, Russia, to JSC VSMPO. Approval of the Affiliation Agreement. **RESOLUTION: Reorganize the joint-stock company Verknaya Salda Metallurgical Production Association, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg., Russia, via affiliation of the joint-stock company AVISMA Titanium-Magnesium Works, Berezniki, Perm Reg., Russia, to the joint-stock company Verkhnaya Salda Metallurgical Production Association.** **Approve the agreement on affiliation of the joint-stock company AVISMA Titanium-Magnesium Works to the joint-stock company Verkhnaya Salda Metallurgical Production Association.** **The resolution is passed.**	7 766 247	12 237	101 697

4. Approval of the interest transaction. **RESOLUTION: Approve the interest transaction:** **Agreement on affiliation of the joint-stock company AVISMA Titanium-Magnesium Works to the joint-stock company Verkhnaya Salda Metallurgical Production Association.** **Parties to the transaction – JSC VSMPO (Verkhnaya Salda, Sverdlovsk Reg.);** **- JSC AVISMA (Berezniki, Perm Reg.);** **Subject of the agreement: reorganization via affiliation of JSC AVISMA to JSC VSMPO with transfer of all the rights and obligations of JSC AVISMA to JSC VSMPO;** **Essence of the transaction: In accordance with the agreement on affiliation of JSC AVISMA to JSC VSMPO the parties hereto mutually undertake to make their best efforts in order to reorganize JSC AVISMA via its affiliation to JSC VSMPO. As of the date of introduction an entry on cessation of JSC AVISMA activities into the Uniform Public Legal Entities Register, the allocated shares of JSC AVISMA except for the shares which were in possession of the shareholders who requested repurchase of the shares according to Article 75 and 76 of the Federal Law "On Joint-Stock Companies" and whose shares have been repurchased and also except for the shares which were in possession of JSC AVISMA or JSC VSMPO, will be converted as follows– one ordinary registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into two ordinary registered shares of JSC VSMPO with the nominal value of 1 (one) ruble each, one preferred registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into one ordinary registered share of JSC VSMPO according to the procedure set forth in the Affiliation Agreement. The resolution is passed.**	7 767 939	10 513	101 705

5. Increase of the Company's authorized capital stock by floatation of additional shares. **RESOLUTION: Increase the authorized capital stock of the joint-stock company Verkhnaya Salda Metallurgical Production Association by 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) rubles by issue of additional ordinary registered shares of JSC VSMPO in the quantity of 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) shares with the nominal value of 1 (one) ruble each.** **ESTABLISH:** **Quantity of additionally allocated ordinary registered shares: 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) shares with the nominal value of 1 (one ruble) each.** **Way of allocation of JSC VSMPO additional ordinary registered shares: conversion of the ordinary and preferred registered shares of the joint-stock company AVISMA Titanium-Magnesium Works (Berezniki, Perm Reg., Russia) into the ordinary registered shares of JSC VSMPO.** **Ratio of conversion:** **(One) ordinary registered share of JSC AVISMA is to be converted into 2 (two) ordinary registered shares of JSC VSMPO.** **(One) preferred registered share of JSC AVISMA is to be converted into 1 (one) ordinary registered share of JSC VSMPO.** **Date of conversion (date of allocation of additionally issued shares): date of introduction the entry on cessation of JSC AVISMA activities into the Uniform Public Legal Entities Register (date of JSC AVISMA reorganization).** **Terms and procedure of allocation of additional shares:** **As of the date of introduction the entry on cessation of JSC AVISMA activities into the Uniform Public Legal Entities Register the allocated shares of JSC AVISMA except for the shares held by the shareholders who requested repurchase of the shares in accordance with Article 75 and 76 of the Federal Law "On Joint-Stock Companies" and whose shares have been repurchased, and also except for the shares which were in possession of JSC AVISMA or JSC VSMPO, will be converted as follows – one ordinary registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into two ordinary registered shares of JSC VSMPO with the nominal value of 1 (one) rule each, one preferred registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into one ordinary registered share of JSC VSMPO.** **As of the date of JSC AVISMA reorganization all allocated ordinary and preferred registered shares of JSC AVISMA will be paid off and each holder of such JSC AVISMA shares will forfeit all its rights for JSC AVISMA shares, as well as the rights granted by such JSC AVISMA shares, except for the right to receive converted ordinary registered *shares of JSC VSMPO or the sum of money in the event the shares have been repurchased by JSC VSMPO in accordance with Article 75 and 76 of the Federal Law "On Joint-Stock Companies".*** **All ordinary and preferred registered shares of JSC AVISMA allocated by the date of JSC AVISMA reorganization and which were requested to be repurchased according to *Article 75 and 76 of the Federal Law "On Joint-Stock Companies"* will not be converted into the ordinary registered shares of JSC VSMPO except for the event when the amount of money for repurchase of shares from the shareholders is limited due to Clause 5 of Article 76 of the Federal Law "On Joint-Stock Companies" and in such event the shares must be repurchased proportionate to the requests.** ***In the above-mentioned event* the JSC AVISMA shares not repurchased from the JSC AVISMA shareholders due to the limitation set forth in Clause 5 of the Federal Law "On Join-Stock Companies" will be converted into the ordinary registered shares of JSC VSMPO as of the date of JSC AVISMA reorganization.** **JSC AVISMA shares repurchased from JSC AVISMA *shareholders who therefore exercised their right to request repurchase of their shares will be* paid off and they will not be converted into JSC VSMPO shares.** **JSC AVISMA shares which were in possession of JSC VSMPO as of the date of reorganization, as well as JSC AVISMA shares held by JSC AVISMA as of the date of reorganization will be paid off.** ***The resolution is passed.***	7 768 914	10 503	101 495

JSC VSMPO registrator acted as the Returning Board – joint-stock company Central Moscow Depositary, company's address – 3/B, Orlikov Str., Moscow.
Registrator's authorized representative –F.A. Shirokov.

Chairman of the Special General Meeting of JSC VSMPO Shareholders **N.K.Melnikov**
Secretary of the Special General Meeting of JSC VSMPO Shareholders **L.A.Prakina**

Перевод: Зимина Е.В.

NOTICE
ON JOINT GENERAL MEETING OF SHAREHOLDERS OF JSC "VSMPO" and JSC «AVISMA»

Full name and location of the Company: **Joint-Stock Company «Verkhnaya Salda Metallurgical Production Association» (herein after referred to as JSC «VSMPO»), Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk reg., Russia.**

JSC «VSMPO» informs that November 22, 2004 a decision on joint general meeting of shareholders of JSC «VSMPO» and JSC «AVISMA Titanium and Magnesium Works» (hereinafter referred to as JSC «AVISMA») was made by the Board of Directors of JSC «VSMPO»

Form: **meeting (joint presence of shareholders for discussion of issues of the Agenda and adopting of decisions on the issues put to the vote with prior forwarding (granting) of voting bulletins before the joint general meeting of shareholders).**

Meeting date: **December 28, 2004.**

Location: **Book Center, Parkovaya Str. 12, Verkhnaya Salda, Sverdlovsk reg., Russia.**

Time of the meeting: **11: 00 (local time).**

Time of registration of the persons who participate in the meeting: **09: 00** the day of the meeting to the location address.

List of persons who have the right to participate in the joint general meeting of shareholders is made according to the data of the register as of **November 22, 2004**.

AGENDA
Of the Joint General Meeting of Shareholders of JSC «VSMPO» and JSC «AVISMA»

1. On changes to the Charter of the Joint-Stock Company «Verkhnaya Salda Metallurgical Production Association».

Completed voting bulletins may be forwarded for shareholders to the following addresses:

- JSC «TsDM» (for messenger delivery), Bolshaya Pochtovaya Str. 34/8, Moscow, 105082;
- JSC «TsDM» (for mail delivery), Post Office Box 145, Moscow, 105066;
- JSC «AVISMA», Berezniki, Perm reg., 618421;
- JSC «VSMPO», Parkovaya Str., Verkhnaya Salda, Sverdlovsk reg., 624760

During counting of votes those bulletins shall be taken into account that are received not later than two days before the meeting date, that is **to December 25, 2004** inclusive.

Information (materials) subject to submitting for the shareholders in course of preparing the joint general meeting of shareholders can be obtained during 20 days **(from December 8, 2004)** in working hours to the following addresses:

- JSC «AVISMA», 106, Berezniki, Perm reg., 618421, Tel. (34242) 9-36-14, 9-36-02
- JSC «VSMPO», Secretary of the Board of Directors room, Parkovaya Str.1, Verkhnaya Salda, Sverdlovsk reg., Russia 624760та директоров; Tel. (34345) 2-55-80
- Room 26, Parkovaya Str. 12, Verkhnaya Salda, Sverdlovsk reg., Russia 624760; Tel. (34345) 5-28-00

The participants of the meeting are registered by submitting of passport or other identity document.

At the meeting representatives of shareholders shall have a proxy for voting notarized or issued in accordance with the requirements of para.1 of Article 57 of the Federal Law On Joint-Stock Companies and paras. 4 and 5 of Article. 185 of the Civil Code of the Russian Federation.

Manager (individual executive organ) of a shareholder – legal entity shall have documents verifying his authorities).

JSC "VSMPO" Board of Directors

Joint-Stock Company
"Verkhnaya Salda Metallurgical Production Association"
Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk reg., Russian Federation 624760
Joint-Stock Company "AVISMA Titanium and Magnesium Works"
Berezniki, Perm reg., Russian Federation, 618421
Joint General Meeting of Shareholders of JSC «AVISMA» and JSC «VSMPO»

000000

1

Form: **meeting.**
Date of the meeting: **December 28, 2004**
Location: **Book Center, Parkovaya Str. 12, Verkhnaya Salda, Sverdlovsk reg.**
Time of the meeting: **11: 00.**
Completed bulletins may be forwarded to any of these addresses:
JSC «VSMPO», Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk reg., Russia 624760
JSC «AVISMA», Berezniki, Perm reg., Russian Federation 618421
JSC «TsMD» (for messenger delivery), Bolshaya Pochtovaya Str. 34/8, Moscow, Russia 105082
JSC «TsDM» (for mail delivery), Post Office Box 145, Moscow, Russia 105066

VOTING BULLETIN

NAME OF A SHAREHOLDER
NUMBER OF VOTES

Decision on the issue of the Agenda: ***«Make changes to the Charter of Joint-Stock Company «Verkhnaya Salda Metallurgical Production Association»:***

1. **Item 1.1 of the Charter of the Company shall be changed and stated as follows:**

«1.1. The Company is established according to the Russian Federation President Decree On Organizational Measures for Public Enterprises and Public Enterprises Voluntary Associations Transformation into Joint Stock Companies dated July 1, 1992, No. 721 and the Decree On Leasing Relations Regulation and Privatization of Property Leased Governmental and Municipal Enterprises No. 1230 dated October 14, 1992.

The Company is a legal entity, acting on the grounds of the Charter and the Russian Federation Legislation».

2. **Item 1.2 of the Charter of the Company shall be changed and stated as follows:**

«1.2. September 21, 2004 Extraordinary General Meeting of Shareholders of the Company made a decision of the Company reorganization by affiliation of Joint-Stock Company «AVISMA Titanium and Magnesium Works», as well as the agreement between Joint–Stock Company «AVISMA Titanium and Magnesium Works» and Joint-Stock Company «Verkhnaya Salda Metallurgical Production Association» was made. From the date of including the record on cessation of Joint-Stock Company «AVISMA Titanium and Magnesium Works» activity in to the Uniform State Register of Legal Entities, the Company becomes an assignee of Joint-Stock Company «AVISMA Titanium and Magnesium Works» for all its rights and responsibilities in accordance with the agreement for reorganization and transformation act approved by Extraordinary General Meeting of Shareholders of Joint-Stock Company «AVISMA Titanium and Magnesium Works» September 21, 2004.

3. **Item 2.1. of the Charter of the Company shall be changed and stated as follows:**

«2.1. The Company's full name is:

- *In Russian* - ***открытое акционерное общество «Корпорация ВСМПО-АВИСМА»;***
- *In English* - **public stock company «VSMPO-AVISMA Corporation»;**
- ***Abbreviated name of the Company:***
- *In Russian* – ***ОАО «Корпорация ВСМПО-АВИСМА»;***
- *In English* – ***«VSMPO-AVISMA Corporation».***

Yes	No	Abstained

Chose (leave not crossed out) **one voting variant, that correspond to your decision on the issue** (if otherwise provided by items 1, 2, 3).

1. In case when voting is performed by proxy, issued in respect of the shares, forwarded after the issue date of the list of persons who have the right to participate in general meeting (hereinafter referred to as «List»), in the box under the chosen (not crossed out) variant put number of votes for the chosen variant and make a note of the reasons for filling in the box:

☐ - Voting by proxy, issued in respect of the shares forwarded after the List issue date

2. In case when after the List issue date not all of the shares are forwarded, in the box under the chosen (not crossed out) voting variant put number of votes for the chosen variant and make a note of the reasons for filling in the box:

☐ - Part of the shares is forwarded after the List issue date. If in respect of the shares forwarded after the List issue date recommendations of the shares purchaser are received and they correspond to the variant that is left, the votes are summed up.

3. In case when voting is performed in accordance with directions of the persons who obtained the shares after the List issue date, or according to directions of the owners of deposit securities, put number of votes for each variant of the voting in boxes under the voting variants and make note of the reasons for filling in the boxes:

☐ - Voting in accordance with the directions of the shares purchasers, that are forwarded after the List issue date, and (or) according to the directions of the owners of deposit securities.

Shareholder (representative) signature ____________________ (______________________________)
(signature) *(Name)*

Voting Bulletin shall be signed by a shareholder (representative).

REPORT

On the Results of Voting at the Joint General Meeting of Shareholders of the Open Joint-Stock Company Verkhnaya Salda Metallurgical Production Association and the Open Joint-Stock Company AVISMA Titanium-Magnesium Works

The Companies' Names and Locations:	**Open joint-stock company Verkhnaya Salda Metallurgical Production Association, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia; Open joint-stock company AVISMA Titanium-Magnesium Works, Berezniki, Perm Region, Russian Federation**
Type of the joint general meeting:	**Joint**
Form of the joint meeting:	**Meeting**
Date of the joint meeting:	**December 28, 2004**
Place of the joint meeting:	**Book Center, 12 Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region**

Agenda of the meeting:

1. Introduction of Amendments to the Charter of the open joint-stock company Verkhnaya Salda Metallurgical Production Association.

Pursuant to Article 56 of Federal Law "On Joint-Stock Companies" No. 208-FZ, dated December 26, 1995, and pursuant to the Agreement on Reorganization between OAO VSMPO and OAO AVISMA, approved by the extraordinary general meetings of the Companies' shareholders held on September 21, 2004, the functions of the Counting Commission are performed by the Registrar of OAO VSMPO and OAO AVISMA, the open joint-stock company "Central Moscow Depositary".

- The Registrar is located at: block B, building 3, Orlikov pereulok, Moscow 107078.
- The Registrar's authorized person is: **Asmolova Marina Aleksandrovna.**

Chairman of the meeting: **Besedin Vasily Aleksandrovich.**

Chairman of the Secretariat: **Vydrina Lyubov Valentinovna.**

Quorum and results of voting on agenda item No.1: Introduction of Amendments to the Charter of the open joint-stock company Verkhnaya Salda Metallurgical Production Association.

The number of votes held by persons **included in the list** of persons entitled to take part in the joint general meeting:	13,190,586
The number of votes held by persons who are owners of **outstanding** shares entitled to vote at the Meeting:	13,202,370
The number of votes held by persons who **took part** in the Meeting:	**8,736,862**
The quorum is **secured** (%)	**66,1765**

Voting options:	Number of votes	In percentage (of all attending shareholders)
"FOR"	**8,690,969**	**99,4747**
"AGAINST"	32,705	0,3743
"ABSTAINED"	10,994	0,1258

Wordings of the resolutions adopted by the general meeting

On agenda item No. 1:

"1. Article 1.1 of the Company's Charter shall be amended to read as follows:

"1.1. The Company is established in accordance with Decrees of the President of the Russian Federation "On the Organizational Measures to Transform State-Owned Enterprises and Voluntary Associations of State-Owned Enterprises Into Joint-Stock Companies" No. 721, dated July 1, 1992 and "On Regulation of Lease

Relations and Privatization of Property of Leased State-Owned And Municipal Enterprises" No. 1230, dated October 14, 1992.

The Company is a legal entity acting in accordance with the Charter and legislation of the Russian Federation."

2. Article 1.2 of the Company's Charter shall be amended to read as follows:

"1.2. On September 21, 2004, the extraordinary general meeting of the Company's shareholders adopted a resolution to reorganize the Company through affiliation thereto of the open joint-stock company AVISMA Titanium-Magnesium Works, and approved the agreement between the open joint-stock company AVISMA Titanium-Magnesium Works and the open joint-stock company Verkhnaya Salda Metallurgical Production Association. As of the date when an entry on the termination of activities of the open joint-stock company AVISMA Titanium-Magnesium Works is made in the Unified Register of Legal Entities, the Company shall be deemed a successor of the open joint-stock company AVISMA Titanium-Magnesium Works in respect of all of its rights and obligations under the Agreement on Reorganization, approved by the extraordinary general shareholders' meeting of the open joint-stock company AVISMA Titanium-Magnesium Works on September 21, 2004, and the Deed of Transfer."

3. Article 2.1 of the Company's Charter shall be amended to read as follows:

"2.1. The full corporate name of the Company is as follows:

- *In Russian - **открытое акционерное общество "Корпорация ВСМПО-АВИСМА";***
- *In English - **public stock company "VSMPO-AVISMA Corporation";***
- *The abbreviated corporate name of the Company is as follows:*
- *In Russian – **ОАО "Корпорация ВСМПО-АВИСМА";***

*In English – **"VSMPO-AVISMA Corporation"***

Chairman of the meeting **V.A. Besedin**

Chairman of the Secretariat **L.V. Vydrina**

Approved

Board of Directors of the Open Joint-Stock Company
«Verkhnaya Salda Metallurgical Production Association»

Minutes of 7 May 2004. No.6

QUARTERLY REPORT

Open Joint-Stock Company « Verkhnaya Salda Metallurgical Production Association »

Issuer code: | 3 | 0 | 2 | 0 | 2 | - | D |
|---|---|---|---|---|---|---|

For the 1st quarter of 2004

Issuer location: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia

Postal address: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760

The information contained in the present quarterly report is subject to disclosure in accordance with legislation of the Russian Federation on securities

Director General of JSC VSMPO ______________ V.V.Tetyukhin
Signature
Date 7 May 2004.

Chief Accountant of JSC VSMPO ______________ T.V.Novosadova
Signature
Date 7 May 2004

Place for seal

Contact person: Shayakhmetova Tatyana Petrovna
Lead Economist for Financial Work

Telephone: (34345) 5-20-05

Fax: (34345) 2-47-36

E-mail address: Shayahmetova@vsmpo.ru

Web-site address: www.vsmpo.ru

Table of Contents

Introduction

Full and abbreviated corporate name of the issuer:

Open joint-stock company « Verkhnaya Salda Metallurgical Production Association » (JSC VSMPO)

Joint stock company «VERKHNAJA SALDA METALLURGICAL PRODUCTION ASSOCIATION» («VSMPA»)

Location of the issuer:

1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia

Postal address: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760

Issuer's telephone numbers for contact:

Telephone: (34345) 2-13-60, 5-20-05

Fax: (34345) 2-47-36, 5-20-05

E-mail address: Shayahmetova@vsmpo.ru

Web-site where the full text of the quarterly report is available: www.vsmpo.ru

Basic Information on securities placed by the issuer:

Serial number of issue: 1

Category: ordinary

Type of securities: ordinary registered paperless shares

Number of securities: 3821195
Par value of one security of the issue: 1 ruble
Method of placement: acquisition at conversion into a joint-stock company
Period of placement: from 28.04.1993 to 04.06.1993
Price of placement: at par value
Serial number of issue: 2
Category: ordinary
Type of securities: nominal paperless
Quantity of securities: 4056225
Par value of one security of the issue: 1 ruble
Method of placement: distribution among shareholders
Period of placement: from 13.04.1998 to 13.04.1998
Price of placement: at par value
Serial number of issue: 3
Category: ordinary
Type of securities: registered uncertificated
Number of securities: 2748180
Par value of one security of the issue: 1 ruble
Method of placement: by open subscription
Period of placement: from 10.06.1998 to 10.06.1998
Price of placement is determined in terms of nine ordinary registered shares of the issuer two ordinary registered shares of the open joint-stock company «AVISMA Titanium-Magnesium Works», Berezniki, Russia.

The present quarterly report contains assessments and forecasts produced by the authorized controls of the issuer concerning future events and/or actions, prospects for the development of the economic sector in which the issuer conducts its primary activities, and the performance results of the issuer including the issuer's plans and the probability of certain events and of certain actions. Investors should not fully rely on the assessment and forecasts of the issuer's controls because actual performance results of the issuer in the future can differ from the forecasts for various reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief information on persons included into the controls of the Issuer, bank accounts, the auditor, the appraiser, on the financial consultant of the issuer, and on other persons who have signed the Quarterly Report

Persons Included in the management organs of the Issuer

Supervisory Board:
Bresht, Vyacheslav Iosifovich, b.1953
Tetyukhin, Vladislav Valentinovich, b.1932
Leder, Otto Reingoldovich, b.1938
Melnikov, Nikolai Konstantinovich, b.1955
Levin, Igor Vasilyevich, b.1950
Malygin, Igor Leonidovich, b.1961
Ol'khovik, Yevgeny Nikolayevich, b.1955

One-Person Executive Organ of the Issuer: Director-General
Tetuykhin, Vladislav Valentinovich, b. 1932

No collegial executive organ is provided for by the Charter.

1.2. Information on the Bank Accounts of the Issuer

<table>
<tr><th>Type of account</th><th>Account number</th><th>Credit organization</th><th>Location of the credit organization</th></tr>
<tr><td>1</td><td>2</td><td>3</td><td>4</td></tr>
<tr><td>Settlement a/c
Deposit a/c
Transit a/c, USD
Current a/c, USD
Special transit a/c, USD
Deposit a/c
Current a/c, EUR
Transit a/c, EUR
Special transit a/c, EUR</td><td>40702810100120001055
42101810100450015307
40702840900179001056
40702840800130001056
40702840500168001056
42101840100450015306
40702978700020001057
40702978400029001057
40702978100028001057</td><td>Open joint-stock company «Ural Commercial Bank for Foreign Trade»
UVTB plc
INN 6608000044
BIK 046577780
Corr.acc 30101810300000000780</td><td>620062 Ekaterin-burg,
Chebyshev Str. 4</td></tr>
<tr><td>Settlement a/c</td><td>40702810300000002603</td><td>Open joint-stock company «Uraltransbank»
OAO Uraltransbank
INN 6608001305
BIK 046551767
Corr.acc 30101810200000000767</td><td>620067
Ekaterinburg
Melkovskaya Str., 2б</td></tr>
<tr><td>Settlement a/c
Deposit a/c
Transit a/c, USD
Current a/c, USD
Special transit a/c, USD</td><td>40702810100001125300
42101810500021125301
40702840700001125301
40702840400001125300
40702840800001125311</td><td>Closed joint-stock company «MDM-Bank-Ural»
ZAO MDM-Bank-Ural
INN 6608007402
BIK 046577870
Corr.acc 30101810100000000870</td><td>620075
Ekaterinburg
Vostochnaya Str., 68</td></tr>
<tr><td>Settlement a/c
Settlement a/c
Transit a/c, USD
Current a/c, USD
Special transit a/c, USD
Current a/c, EUR
Transit a/c, EUR
Special transit a/c, EUR
Corporate a/c, USD
Corporate a/c, USD
Corporate a/c, USD
Corporate a/c, USD
Corporate a/c, USD
Corporate a/c, USD
Corporate a/c, USD
Corporate a/c, USD
Corporate a/c, USD
Special foreign currency a/c (frozen), USD</td><td>40702810400010004247
40702810200010182563
40702840300010004249
40702840000010004248
40702840200010110259
40702978500010221859
40702978900010221860
40702978200010221861
42108840900010004254
42108840300010004252
42108840500010004256
42108840200010004255
42108840600010004253
42108840300010148943
40702840100010312458
40702840000010277897
40702840700010277896
40702840000010368395</td><td>Closed joint-stock company INTERNATIONAL MOSCOW BANK
ZAO IMB
INN 7710030411
BIK 044583545
Corr.acc 30101810300000000545</td><td>Prechistenskaya Nab. 9, Moscow, 119034</td></tr>
</table>

1	2	3	4
Settlement a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Pledge a/c	40702810000305659190 40702840500305659181 40702840600305659191 40702840400305659391 40702840500000000313	Open joint-stock company, commercial bank «EVROFINANCE MOSNARBANK» OAO CB «EVROFINANCE MOSNARBANK» INN 7703115760 BIK 044525204 Corr.acc 30101810900000000204	Novy Arbat 29, Moscow, 121099
Settlement a/c	40702810100000000262	CB «Natsionalnoye Kredit-noye Tovarishchestvo» CB «NKT» INN 7725009490 BIK 044585353 Corr.acc 30101810800000000353	1st Krasnoselsky Pereulok 7/9, building 4, Moscow, 107140
Settlement a/c	40702810100000000500	Closed joint-stock company Dialog Bank INN BIK 044525938 Corr.acc 30101810700000000938	Staropansky Pereulok 4, Moscow, 103012
Settlement a/c Settlement a/c	40702810700061000291 40702810100061000257	Open joint-stock company «Uralpromstroibank» OAO Uralpromstroibank INN 6608001175 BIK 046577806 Corr.acc 30101810200000000806	Marshal Zhukov Str. 5, Ekaterinburg, 620219
Settlement a/c	40702810200630000025	Moscow municipal bank «Bank of Moscow», Ekaterinburg Branch INN 7702000406 BIK 046577965 Corr.acc 30101810400000000965	Marshal Zhukov Str. 10, Ekaterinburg, 620014
Settlement a/c	40702810100000000239	CB «Interkontinental» INN 7705020545 BIK 044583801 Corr.acc 30101810400000000801	1st Shchipkovsky Pereulok 1, Moscow, 111093
Settlement a/c	40702810700000000240	CB «Mission-Bank» INN 7714015608 BIK 044579405 Corr.acc 30101810100000000405	Zorge Str. 24, Moscow, 125252
Settlement a/c	40702810200000005221	Rosdorbank INN 7718011918 BIK 044583666 Corr.acc 30101810700000000666	Stromynka Str. 11, Moscow, 107014

1	2	3	4
Settlement a/c	40702810000000000274	Limited liability company Commercial Bank «Koltso Urala» OOO CB «Koltso Urala» INN 6608001425 BIK 046577768 Corr.acc 30101810500000000768	Bolshakov Str. 109, Ekaterinburg, 620144
Settlement a/c	40702810800000000166	CB «Fininvestbank» INN 7704113148 BIK 044583652 Corr.acc 30101810400000000652	Novopetrovskaya Str. 3, Moscow, 125239
Settlement a/c	40702810300000004621	Open joint-stock company, commercial bank for assistance to commerce and business OAO CB SKB-Bank INN 6608003052 BIK 046577756 Corr.acc 30101810800000000756	Kuibyshev Str. 75, Ekaterinburg, 620219
Settlement a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD	40702810602800000042 40702840500000100018 40702840600000000018 40702840400000200018	Open joint-stock company Foreign Trade Bank OAO Vneshtorgbank INN 7702070139 BIK 046577952 Corr.acc 30101810400000000952	Stepan Razin Str. Ekaterinburg, 620142
Settlement a/c Settlement a/c Settlement a/c Settlement a/c Budget a/c Budget a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR	40702810116150100055 40702810116150100123 40703810216150100035 40702810216150100463 40404810016150030002 40404810316150030003 40702840416150200007 40702840516150100007 40702840316150300007 40702978116150100007 40702978016150200007 40702978916150300007	Ural Bank of Sverbank of Russia, Verkhnaya Salda Branch No. 7169 INN 7707083893 BIK 046577674 Corr.acc 30101810500000000674	K.Marx Str. 5, Verkhnaya Salda, 624760
Transit a/c, USD Current a/c, USD Special transit a/c, USD	40702840116030200223 40702840216030100223 40702840016030300223	Ural Bank of Sberbank of Russia INN 7707083893 BIK 046577674 Corr.acc 30101810500000000674	Moskovskaya Str., Ekaterinburg, 620014
Settlement a/c	40702810700110020129	Ekaterinburg branch of «MDM-Bank» INN 7706074960 BIK 046577966 Corr.acc 30101810700000000966	Pushkin Str. 6, Ekaterinburg, 620151

1	2	3	4
Clearing account of participants of settlement of accounts	30218810600000000157 30214810400000000157	ZAO NKO of Ural Clearing Chamber INN 6659027340 BIK 046577301 Corr.acc 30103810800000000301	Office 4, Clara Zetkin Str. 4, Ekaterinburg , 620075
Settlement a/c	40702810000020007575	Branch of closed joint-stock company «CB GUTA-Bank» Branch of ZAO CB «GUTA-Bank» INN 7710353606 BIK 046568905 Corr.acc 30101810400000000905	Lenin Str. 27, Ekaterinburg, 620014
Settlement a/c	40702810401010000639	Open joint-stock company «VUZ-Bank» OAO VUZ-Bank» INN 66080074731 BIK 046577781 Corr.acc 30101810600000000781	8 Marta Str. 63, Ekaterinburg, 620219
Settlement a/c Deposit a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Overdraft a/c, USD Deposit a/c, USD Deposit a/c, EUR	40702810200700916014 42102810803700916064 40702840300700916049 40702840000700916006 40702840300700916065 40702978600700916022 40702978400700916057 40702978400700916073 45018408017009160002 42102840103700916048 42102978203700916056	Closed joint-stock company CB «Citibank» INN 7710401987 BIK 044525202 Corr.acc 30101810300000000202	Gashek Str. 8-10, Moscow, 125047
Settlement a/c Overdraft a/c Deposit a/c Deposit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Overdraft a/c, USD Overdraft a/c, EUR Deposit a/c, USD Deposit a/c, USD	40702810100020009977 45201810800020009977 42103810600020009977 42102810300020009977 40702840900025009977 40702840400020009977 40702840200026009977 40702978000020009977 40702978500025009977 40702978800026009977 45201840100020009977 45201978700020009977 42103840900020009977 42102840600020009977	Closed joint-stock company CB «Credit Lyonnais Rusbank» INN 7831000612 BIK 044583843 Corr.acc 30101810400000000843	Bolshoi Zlatoustovsky Pereulok 1, building 6, Moscow, 101000

1	2	3	4
Settlement a/c Current a/c, USD Transit a/c, USD Special transit a/c, USD	40702810200001402257 40702840500001402257 40702840200000402257 40702840400004402257	Closed joint-stock company «Reiffeisenbank Austria» ZAO «Reiffeisenbank Austria» BIK 044525700 INN 7744000302 Corr.acc 30101810200000000700	Troitskaya Str. 17/1, Moscow, 129090
Settlement a/c Current a/c, USD Transit a/c, USD Special transit a/c, USD	40702810800000012914 40702840100000012914 40702840000003012914 40702840700003312914	Open joint-stock company, commercial bank «Rosbank» OAO CB «Rosbank» BIK 044525256 INN 7730060164 Corr.acc 30101810000000000256	Mashi Poryvayevoi Str. 11, Mosow, 107078
Settlement a/c	40702810400060002098	Open joint-stock company «Alfa-Bank», «Ekaterinburg-sky» Branch OAO «Alfa-Bank» « Ekaterin-burgsky » branch INN 7728168971 BIK 046577964 Corr.acc 30101810100000000964	Lenin Str. 99-a, Ekaterinburg, 620062

1.3. Information on the auditor of the issuer

Full and abbreviated corporate names:
Closed joint-stock company «Analytic Express»
ZAO Analytic Express
Location: Building 2, 3 Gazetny Per., Moscow, 103918
Telephone number: (095) 229-8484, Fax (095) 229-3832
E-mail address: analitik@iet.ru
License No. to conduct audit activity: E 005434
Date of issue: Order of the Ministry of Finance of the Russian Federation dated 9.12.2003 No.387
License effective for 5 years
Agency which issued the above license: Ministry of Finance of the Russian Federation

Fiscal years for which the auditor has carried independent audits of accounting practices and the financial reports of the issuer: since 1994.
Factors which can influence the independence of the auditor of issuer, none.
Procedure for appointing the auditor of the issuer: general meeting of shareholders appoints the auditor of the issuer.
Work performed by the auditor within the framework of special auditor tasks:
- Development of the new chart of book keeping accounts of JSC VSMPO at required level of analytic work for drawing up financial reports and tax returns;
- Introduction of the developed chart of book keeping accounts at the company;
- Documentary of the results of development work as an appendix to the order on the accounting policy at JSC VSMPO for 2002.

Vested interests relating the auditor (officials of the auditor) to the issuer (officials of the issuer), none:
- There are no participatory shares of the auditor (officials of the auditor) in the charter capital of the is-

suer;
- the issuer has not given any loan funds to the auditor (officials of the auditor);
- there are no close business relations (participation in the promotion of products (services) of the issuer, participation in joint enterprise activities, etc.), and there are no blood relations;
- Officials of the issuer being simultaneously officials of the auditor, none.
The auditor's commission is determined by the Board of Directors.
Payment for auditor services is made as follows:
50 % of the fee is transferred to the settlement account of the auditor within 30 days from the date of the beginning of work, the remaining sum of 50 % of the price of work is transferred to the settlement account of the auditor within three days after the signing of an acceptance/transfer report of the auditor's conclusion and the auditor's written report. There are no deferred or overdue payments for the services provided by the auditor.

1.4. Information on the appraiser of the issuer

The issuer has not involved any appraiser (appraisers).

1.5. Information on the consultants of the issuer

Financial consultant in the securities market providing corresponding services to the issuer based on a contract and other persons providing consultancy services to the issuer in connection with the emission off securities and who have signed the quarterly report and the last registered prospectus of securities which are in circulation, none.

1.6. Information on other persons who signed the quarterly report

Other persons who signed this quarterly report and not named in the previous items of this section, none.

II. Basic Information on the financial and economic status of the issuer

2.1. Financial and economic performance indicators of the issuer

Indicators describing the financial status of the issuer:

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology.	2003	2004, as at 01.04	Result of analysis
Net assets of the issuer, ,000 Rb.	According to procedure established by the Ministry of Finance of the Russian Federation and the Federal Commission for joint-stock companies	2 260 389	2 957 739	4 023 284	5 248 116	5 615 354	6 894 976	7 386 353	
Ratio of total liabilities to capital and reserves, %	(Long-term liabilities at end of reporting period + short-term liabilities at end of reporting period) / Capital and reserves at end of reporting period x 100	46.2	52.2	41.2	44.6	44.6	45.9	43.7	In 2003 and 1st quarter of 2004 Company's ratio as compared with 2002 and 2003 slightly increased, i.e. borrowings exceed own funds.
Ratio of total short-term liabilities to capital and reserves, %	Short-term liabilities at end of reporting period / Capital and reserves at end of reporting period x 100	45.6	52.0	41.2	44.6	44.6	45.8	43.5	Ratio does not exceed 100, positive factor
Debt repayment cover, ,000 Rb.	(Net profit for reporting period + depreciation for reporting period - Dividends)/(Liabilities repayable in reporting period + Interest payable in reporting period)	0.91	0.58	0.88	0.60	0.60	0.13	0.15	
Overdue debts, %	Overdue debt at end of reporting period / (Long-term liabilities at end of reporting period + Short-term liabilities at end of reporting period) x 100	51.3	39.4	39.8	13.9	13.9	4.0	9.8	Positive trend towards reduction of overdue debts – «healthy» condition of the Company, i.e. debts repaid without considerable delays in 2003, in 1st quarter of 2004 as compared with 2003 this indicator increased but is lower than in 2003.
Net assets turnover, times	Sales of goods, products, services less value added tax, excises and other taxes and compulsory payments / net assets	1.5	1.6	1.8	1.7	1.6	0.3	0.3	Indicator in current year is lower than in 2002, i.e. return on unit assets employed is reducing.
Turnover of ac-	Cost of sold goods, products,	1.8	2.3	3.6	4.1	4.1	0.8	1.0	Reduction of the coeffi-

counts payable, times	services less commercial and administration costs /accounts payable at end of reporting period								cient indicates increase in borrowing.
Turnover of accounts receivable, times	Proceeds from sales of goods, products, services less value added tax, excises and other taxes and compulsory payments / (accounts receivable at end of reporting period – debts of participants (promoters) in terms of contribution to charter capital at end of reporting period)	7.4	9.1	8.0	5.2	5.2	1.1	1.3	Indicates that volume of commercial credit given increases
Proportion of profit tax in profit before tax, %	Tax on profit / profit before tax	26.7	34.6	33.3	31.9	31.9	26.5	26.1	

2.2. Market capitalization of the issuer

Provided is information on the market capitalization of the issuer over the last 5 complete financial years with indication of information in market capitalization on the final date of each financial year and the final date of the last complete reporting period.

As at 01.01.2000:
weighted average price of one share $ 7,03
market capitalization of the issuer $ 83`010`981
Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.01.2001:
weighted average price of one share $ 8,90
market capitalization of the issuer $ 105`073`471
Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.01.2002:
weighted average price of one share $ 11,31
market capitalization of the issuer $ 133`525`950
Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.01.2003:
weighted average price of one share $ 15,54
market capitalization of the issuer $ 165`121`824
Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.10.2003:
weighted average price of one share $ 27,05
market capitalization of the issuer $ 287`422`480
Description of the method used for estimating issuer's market capitalization:
market capitalization is estimated as a product of the number of shares of corresponding category by the weighted average price of one share of this category calculated over 10 largest transactions accomplished through a dealer in the securities market in the last month of each completed fiscal year for which the market capitalization of the issuer shall be presented.

As at 01.01.2004:
weighted average price of one share $ 28,46
market capitalization of the issuer $ 302`404`576
Description of the method used for determining issuer's market capitalization:
market capitalization is estimated as a product of the number of shares of corresponding category by the weighted average price of one share of this category calculated over 10 largest transactions accomplished through a dealer in the securities market over the three months preceding the month which is the end of the last reporting quarter.

As at 31.03.2004:
weighted average price of one share $ 78,36
market capitalization of the issuer $ 832`622`016
Description of the method used for determining issuer's market capitalization:
market capitalization is estimated as a product of the number of shares of corresponding category by the weighted average price of one share of this category calculated over 10 largest transactions accomplished through a dealer in the securities market in the month preceding the month which is the end of the last reporting quarter.

2.3. Issuer liabilities

2.3.1. Accounts payable

	1999	2000	2 001	2002	2002, using 2003 methodology	2003	2004, as at 1.04
1. Accounts payable, total	1043267	1542867	1739527	2505881	2505881	3167961	3227283
Including:							
- long-term liabilities	13 271	4 335	455	0	0	12 415	14 637
- borrowings	98 302	422 964	593 615	1 319 722	1 319 722	1 694 902	1 599 984
- accounts payable	911 484	1 115 568	1 137 142	1 185 964	1 185 964	1 446 225	1 541 675
- other debts	20 210	0	8 315	195	195	14 419	70 987
2. Overdue accounts payable	535 174	608 228	692 330	349 007	349 007	126 500	317 161
Including:							
- long-term liabilities	-	-	-	-	-	-	-
- short-term liabilities	-	-	-	-	-	-	-
- accounts payable	535 174	608 228	692 330	349 007	349 007	126 500	317 161
Of these							
* debts to State extrabudgetary funds	-	-	-	-	-	-	-
* debt to the budget	-	-	-	-	-	-	-
3. Borrowings, total	111573	427299	594070	1319722	1 319 722	1 707 317	1 614 621
of these							
* long-term borrowings	13271	4335	455	0	In accordance with Order of the RF Ministry of Finance dated 22 July 2003 No. 67н "On Forms of Accounting Reports of Organizations ", starting from 2003 this information is not included in accounting reports.		
* short-term borrowings	98302	422964	593615	1319722			
4. Loans, total	35347	414447	451615	1227715			
Of these:							
* credits from banks due in more than 12 months after reporting date	0	0	0	0			

* credits from banks due in more than 12 months after reporting date	35 347	414 447	451 615	1 227 715			
5. Borrowings, total	76 226	12 852	142 455	92 007			
of these:							
* borrowings due in more than 12 months after reporting date	13 271	4 335	455	0			
* borrowings due in more than 12 months after reporting date	62 955	8 517	142 000	92 007			
* deferred tax	0	0	0	0	0	12 415	14 637
6. Bond debt	-	-	-	-	-	-	-
7. Other accounts payable, total	20 210	0	8 315	195	195	14 419	70 987
Of these:							
* other long-term obligations	0	0	0	0	0	0	0
* participants (promoters) in terms of income payment	0	0	0	0	0	0	0
* other short-term liabilities	20 210	0	8 315	195	195	14 419	70 987
8. Accounts payable	321078	288061	344356	317641	1 185 964	1 446 225	1 541 675
Of these:							
* suppliers and contractors	292 704	255 025	281 320	299 437	317 641	469 494	404 332
* bills payable	28 374	33 036	63 036	18 204	0	0	0
9. Debt to affiliated persons	134 138	214 015	188 712	413 292	413 292	399 582	471 045
Of these:							
* subsidiaries and dependent companies	0	0	0	0	0	0	0
* payroll	201	804	2 181	1 998	1 998	2 213	1 711
* taxes and duties	-	-	-	-	385 366	354 067	432 863
* State extrabudgetary funds	26 864	31 706	26 551	25 928	25 928	43 302	36 471

* the budget	107 073	181 505	159 980	385 366	-	-	-
10. Other accounts payable	456 268	613 492	604 074	455 031	455 031	577 149	666 298
Of these:							
* prepayments received	166 649	157 031	209 838	136 887	-	-	-
* other creditors	289 619	456 461	394 236	318 144	455 031	577 149	666 298
Total	1043267	1542867	1739527	2 505 881	2 505 881	3 167 961	3 227 283

Accounts Payable by Due Date as at 01.04.2004

Name of account payable	Due date					
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ,000 Rb.	1 505 730	12 250	488 471	894 675	326 158	0
Accounts payable, total, ,000 Rb.	1 351 378			190 297		
Including:						
Suppliers and contractors, ,000 Rb.	181 141	45 285		177 906		
Bill payable, ,000 Rb.						
Affiliated persons of the issuer, ,000 Rb.						

Salaries and wages,,000 Rb.	1 711					
Debt to the budget and extrabudgetary funds, ,000 Rb.	36 471					
Taxes and duties,,000 Rb.	432 863					
Other accounts payable, ,000 Rb.	666 298					
Other liabilities, ,000 Rb.	70 987					
Borrowings, ,000 Rb.	83 365	12 250	488 471	704 378	326 158	
including:						
Credits, total, ,000 Rb.		12 250	488 471	704 378	326 158	
Loans, total, '000 Rb.						
Of these:						
Bonded debts, ,000 Rb.						
Other liabilities, ,000 Rb.						
Of accounts payable – overdue accounts payable, total, ,000 Rb.	85 633	41 231	0	190 297	0	0
Total accounts payable, ,000 Rb.	85 633	41 231	0	190 297	0	0
Including,						
- the budget and extrabudgetary funds, ,000 Rb.						
- the budget and funds, ,000 Rb.	798					
- suppliers and contractors, ,000 Rb.	84 835	41 231		190 297		

Overdue credits, ,000 Rb.						
Overdue loans, ,000 Rb.						
Total,,000 Rb.	1 505 730	12 250	488 471	894 675	326 158	0

Creditors the debt to each of which amounts to not less than 10 percent of total debt:

No such creditors.

2.3.2. Credit history of the issuer

The information for this item is not presented because the total principal debt with regard to each of the credit contracts and loan contracts amounts to less than 10 percent of the issuer's net assets.

2.3.3. Obligations of the issuer from the security provided to third parties

Obligations of the issuer from the security provided to third parties, none.

2.3.4. Other obligations of the issuer

There are no other obligations.

2.4. Purpose of issue and intended usage of resources raised by placing emission securities

Serial number of the share issue: 3
Category: ordinary
Form of securities: registered uncertificated
Number of securities in issue: 3`492`000 3000
Par-value of one security in the issue: 1 ruble
Method placement: an open subscription
Period of placement: from 10.06.1998 to 10.06.1998
The price of placement is determined in terms of two ordinary registered shares of the open joint-stock company AVISMA Titanium and Magnesium Works, Berezniki, Perm Oblast, Russia for nine ordinary registered shares.
Purpose of issue and usage of the funds: to increase the charter capital

2.5. Risks connected with acquisition of placed emission securities

A detailed analysis of the risk factors connected with the acquisition of the placed emission securities is presented below,
specifically:
sectoral risks,
country and regional risks,
financial risks,
legal risks,
risks connected with the issuer's activities.

2.5.1. Sectoral risks

The main consumers of VSMPO's titanium products companies in aerospace industry, power engineering, chemical mechanical engineering, oil and gas recovery, nonconventional consumers, mainly manufacturers of sports goods, etc. Each of the above industries has its own tendencies of development, and therefore it is reasonable to analyze them separately.

About 65 percent of VSMPO's output is intended for use in aerospace industry, and therefore the state of affairs in this sector of the Russian and world economy has a substantial influence on the technological and economic indicators of the Association. The aerospace sector of the world market features a cyclic character of development with a period of about 4 years, and the world titanium market demonstrates a similar pattern. It should be noted, though, that in recent years these markets have bee affected by the 1998 Asian financial crisis and the terrorist attack on 11 September 2001 in the USA. Nevertheless, the longer term perspective is constant growth in the consumption of titanium in this sector of the economy, and no alternative replacement for titanic alloys is expected in the foreseeable future.

Power engineering, and first of all the nuclear power sector is now a large enough consumer of titanium alloys, mainly for heat-exchange systems, particularly those employed at nuclear power stations using sea water. There is a large potential demand for titanium alloys in power installations being developed which use the water temperature difference between the surface and the depths of the world ocean.

Chemical industry employs the unique anticorrosive properties of titanium alloys and is now a stable and perspective consumer of these materials with their steadily growing use in this sector.

The prospecting of energy carriers (oil, gas, gas condensate) has been moving in recent years towards the sea shelf. Titanic alloys are practically an ideal structural material for offshore drilling and extracting platforms, riser pipes and pipeline systems considering that titanium and its alloys have absolute corrosion resistance to sea water.

Over the last five to seven years a significant volume of low-grade titanium alloys (up to five thousand tonnes a year) has been used for the manufacture of golf-club heads. Even if a replacement is found to titanium alloys in this area in the near future, there will significant potential markets remaining for the use of titanium alloys in the manufacture of goods for sports and leisure: bicycles, hiking and climbing equipment, manual tools, etc.

On the whole, industrial development does not assume any reduction in the use of titanium alloys, and risks here are minimal.

From the viewpoint of fluctuations in the world prices for raw and energy materials, titanium is not an exception from the general array of metals. In terms of prevalence in the nature, titanium occupies the fourth place among structural materials (after aluminum, magnesium and iron), and considerable stocks of raw materials have been discovered. Considering, therefore, that the manufacture of metal titanium consumes only about 5 % of the extracted raw material (the rest of the output is used for manufacturing dyes on the basis of titanium dioxide), risks associated with a shortage of this raw material and any rise in prices for it virtually do not exist.

Risks associated with decisions of other countries to impose protective duties or country quotas on import are present in the USA only, which consumes less than 25 % of the VSMPO's titanium exports. Moreover, the initiatives of the competitors of VSMPO in the US demanding the introduction of such protective measures have not been supported by the US industry and governmental agencies and have not been implemented.

2.5.2. Country and regional risks

Political (within Russia) risks with regard to collaborating with VSMPO are minimal because:

- the Association is the main supplier of metallurgical semifinished titanium and aluminum products for aircraft and rocket production and the key economic sectors of the Russian Federation, and therefore it is supported by the regional and federal authorities irrespective of their political orientation;

- the Association exports about 70 % of its products for use in high technology industries, which is perceived and supported at the regional and federal levels as departure from the raw-material orientation of exports in the Russian Federation;

- the Association is one of the largest exporters in Sverdlovsk Oblast, a major taxpayer in the region, not to mention the town of Verkhnaya Salda, and it is therefore supported by the regional and municipal authorities;

- in the rating compiled by Russian industrial analysts based on the performance results for 2002, the Association occupies the 46th place among the top 1000 enterprises of the Russian Federation;

- for the reasons mentioned above, there is no risk de-privatization of the company.

Political (international) risks associated with dealing with VSMPO are minimal for the following reasons:

- The Russian Federation conducts a balanced foreign policy directed at creating a multipolar world, including the concept of mutually advantageous, restriction-free trade with all countries which do not violate the Charter of the United Nations, and therefore VSMPO as a Russian company is not subject to any discrimination in its export activities;

- VSMPO has had long-term and developing relations with the leading aerospace companies around the world such as the Boeing, EADS, General Electric, the Rolls Royce, Pratt & Whitney and others, which guarantees support for the Association from governmental agencies and a positive image in all countries;

- VSMPO is fully integrated into the world economy and meets the generally accepted international standards with regard to its performance indicators.

Production risks:

a) the raw-material base: the manufacture of spongy titanium is geographically close to the smelting facilities (at a distance of about 600 km); there is railway communication and motorways which ensure uninterrupted delivery of raw materials in contrast to the supply of spongy titanium, for example, to the US from Japan or Kazakhstan.

б) Process potentialities: for each type of product VSMPO has several variants of manufacture, for example, ingot forging may be done using forging hammers, forging presses, or a radial forging machine, which guarantees that all orders are fulfilled even if separate pieces of equipment fail or may be overloaded.

в) Reserve production capacities: the equipment available at VSMPO is utilized to 40-:-70 % of capacity, which allows orders to be fulfilled or changed towards increase in volume within minimal times.

г) Raw material processing effectiveness: VSMPO, in contrast to the majority of titanium companies around the world is and integrated Supplier manufacturing all types of metallurgical semifinished products from titanium alloys from raw ore materials. It allows VSMPO to influence the duration of the production cycle, price parameters and to bear full responsibility for the quality of its products.

д) Diversification: VSMPO has tool-making, repair, power (water, vapor, compressed air) and machine-building facilities, which provides independence from subsuppliers and an opportunity to provide Customers with not only rolled metal products of all types but also simple finished equipment from titanium alloys (heat-exchangers, containers, fans, pumps, etc.).

Human resource risks:

a) VSMPO is fully staffed because it is located in a small town where there are no other large enterprises; it is a mono-company town (meeting the concept of "plant-town"); in contrast to the US and the western countries, there is no staff migration in Russia for economic reasons, and the tradition is to live settled at one place.

б) There is no problem with staff rotation for age reasons because the staff average age at VSMPO is 40 years, and the demographic situation in the town of Verkhnaya Salda allows the company to compensate for staff retiring upon reaching the pension age.

в) There is no problem with the supply of workers and technical staff at VSMPO because the town has a technical lyceum and a technical (aero-metallurgical) college most of the graduates of which find employed at VSMPO.

г) There is no problem with the provision of engineering staff because the town of Verkhnaya Salda has a branch of the Ural State Technical University, and school leavers are sent higher education institutions where they receive education at the expense of VSMPO with the obligation to come back to work at VSMPO, and graduates from the leading universities of the Russian Federation are invited to come to work at the company. As of 1 April 2004 VSMPO employed 617 young specialists (under the age of 30) with a higher engineering background.

д) From the viewpoint of staffing stability it should be noted that in the Urals where VSMPO is located, there are family traditions of working at the same enterprise, and there is a number of dynasties with several generations of the same family working at VSMPO.

e) Problems with strikes and labor conflicts at VSMPO, in contrast to, for example, TIMET, RMI, Albert Duval and others, are excluded for the following main reasons:

- there is a trade union at VSMPO with which a Collective Agreement has been concluded and is regularly reviewed, and no frictions have ever occurred at concluding the Agreement;

- the level of pay at VSMPO is much higher than the average wages across the Russian Federation and in Sverdlovsk Oblast;

- the average wage is constantly increased to ensure that it is higher than the rate of inflation in the Russian Federation, which raises living standards of those working for VSMPO;

- VSMPO pursues a social policy directed at supporting low-income groups of the population, including pensioners and former members of staff;

- the staff and pensioners of VSMPO have access to highly skilled health services: there is a polyclinic, a diagnostic medical center where all the staff of the Association are annually screened, three health rehabilitation centers for the staff and pensioners, and the workshops have health centers: sports halls with the necessary equipment for sports and rest, and saunas;

- VSMPO has kept and continues to fund and develop social care facilities as part of its tangible assets, including a community center, sports complexes, libraries, country holiday homes for children to stay during vacations and for worker and pensioners at other times, etc.

Natural conditions:

VSMPO and AVISMA have their enterprise located on the border between Europe and Asia where natural (atmospheric, seismic, geological) disaster: storms, typhoons, tornadoes, earthquakes, floods, etc., are an exclusion in contrast to the titanium companies in the US and Japan.

VSMPO is well placed in terms of stable power supply at the present time and in the near future, including:

- Sverdlovsk Oblast is abundant in electric energy and no problems arise with its supply;

- VSMPO is located in the area of the main Russian gas pipelines, close to their origin (the sources of gas), and therefore no problems arise in terms of getting gas at the required pressure an the input into the Association's system and receiving the required volume of gas;

- in terms of heat, vapor, compressed air, drinking and process water VSMPO has its own plants and does not experience any problems with these energy carriers.

2.5.3. Financial risks

The activities of any export-oriented Russian company is associated with financial risks.
The main financial risks are: market risks and currency risks.
Currency risks arise when foreign currencies are involved in operations. The rate of exchange is influenced by trends in the economic development of the country and political situation from changes in the currency regulation policy to the extent of social tension in society.
The currency risk involves two components:

- Risks associated with changes in the exchange rate;
- Conversion risk.

Currency risks are present in all operations involving a foreign currency because the company cannot influence these processes, and what remains is just to protect its interests by identifying risks at an early stage and limiting their possible consequences and losses.
It should be noted that for excluding **market risks** managers keep an eye on trends in prices in the world market because any lack of information concerning the behavior of the market leads to greater market risks and unavoidable losses.
There is, of course, an inflation risk. The company operates a significant production and financial cycle, which brings about inflationary profit and, therefore, experts draw up business plan allowing for inevitable inflation.

The financial stability of VSMPO is at a high level, which is proven to be true by the following arguments:

- profitability of sales: the company, in contrast to other comparable firms, for example, TIMET, is profitable, the profitability of the sales as at 1.01.2004 being 32,3 %;

- as at 01.01.2004 the accounts receivable of VSMPO exceed the accounts payable 1,4 times;

- the Company has been constantly increasing output, and sales increase 4,7 times against 1992, and in the second quarter of 2002 VSMPO ranked first in the world in terms of output of titanium alloy ingots and rolled products, leaving TIMET behind;

- VSMPO has shown an ability to survive in critical conditions of an economic recession: being a closed enterprise working for the defensive complex of the former USSR, it then experienced a 40-fold fall in total orders, and 10 years later it turned into an outstanding player in the world market of titan, strengthening its positions every year;

- VSMPO has no unfriendly companies amongst its shareholders, and, therefore, the management of the company has an opportunity to plan the strategy and tactics of development in the interests of its customers;

- VSMPO's management is a team of like-minded focused on the development of the company.

2.5.4. Legal risks

Legal risks associated with changes in:

- Currency regulations
- Taxation legislation
- Customs control and duty regulations
- Requirements as to the licensing of the issuer's ordinary activity are currently not present.

2.5.5. Risks connected with the issuer's activities

The issuer has not participated in litigations which could affect and interfere substantially with the issuer's economic activities or which would infringe on the interests of third parties.

III. Detailed information on the issuer

3.1. Issuer creation and development history

3.1.1. Information on issuer's corporate name

Full and abbreviated name of the issuer:
Open joint-stock company «Verkhnaya Salda Metallurgical Production Association» (JSC «VSMPO»)
Joint stock company «VERKHNAJA SALDA METALLURGICAL PRODUCTION ASSOCIATION»(«VSMPA»)
Previous full and abbreviated name of the issuer:
Open-type joint-stock company «Verkhnaya Salda Metallurgical Production Association» (AOOT «VSMPO»)
Legal entity state registration number: 162 II-АИ
Date of state registration: 18.02.1993
Name of the agency which effectuated State registration: the administration of the municipal formation «Verkhnaya Salda District».
Date of and grounds for changing the name of the issuer: Resolution of the general meeting of shareholders dated 14.06.1996 and Resolution of the Head of Verkhnaya Salda administration No. 250-д dated 26.06.1996

3.1.2. Information on the state registration of the issuer

Legal entity state registration number: 162 II-АИ
Date of state registration: 18.02.1993
Name of agency which effectuated state registration: head of administration of Verkhnaya Salda, Sverdlovsk Oblast.
Main state registration number of legal entity: 1026600784011
Name of registration agency (in accordance with data indicated in the certificate of entry in the United State Register of Legal Entities concerning legal entity registered before 1 July 2002): Interdistrict inspection of the Ministry of Taxation of Russia No 3 for Sverdlovsk Oblast.
Data entry made: 11.07.2002

3.1.3. Information on the foundation and development of the issuer

Date issuer established: 18.02.1993
Date till which the issuer will exist: the issuer has been established for an indefinite term.

Brief history of establishment and development of the issuer:
The predecessor factory of "VSMPO" was built in 1933 near Moscow; it was the Soviet Union's first manufacturer of aluminum parts for engines and aircraft. During the Great Patriotic War the factory was evacuated to Verkhnaya Salda in Sverdlovsk Oblast.
In 1957, the first titanium ingot was smelted, and in 1958 full-scale manufacture of primary titanium began.
From 1957 to 1990 VSMPO increased output substantially because in those years the Association was the only supplier of titanium for Soviet aerospace and military industry.
In 1991 the output of titanium ingots at "VSMPO" exceeded by 50 % that in the US, Europe and Japan taken together.
In the beginning of the 1990s', in connection with a reduction of the military budget and a sharp reduction in demand for domestic airplanes on the part of civil aviation, the internal demand for titanium fell 20-30 times, and for aluminum 5-6 times, which put the Company on the verge of bankruptcy.
The desire to keep the factory, which, in fact, was the only source of support for the town of 55,000 people with its high science and technology potential, the new management of "VSMPO" made a strategic decision to begin diversify and produce not only titanium for military purposes for the domestic market but also for export.
This task was complicated by the fact that the structure of titanium alloys made abroad differed from that used in the Russian aircraft industry.
New technologies were introduced, which allowed the company to produce titanium products of the quality that was required by foreign customers.
The facilities were reconstructed and new bays were set up main for finishing and control operations.
As a result, from 1993 to 1997 the Company managed to increase exports 6 times.

The main element of the strategy for accessing the international markets was a program of certification the Company's products with potential foreign buyers.
The Company also invested funds in the modernization of its production processes, specifically in a quality control system. The quality of VSMPO's products is confirmed by more than 120 certificates of quality, including certificates from the largest manufacturers of aircraft and their suppliers.
Today more than 64 % of the Company's titanium products are exported, mainly for use in aerospace industries in the US and Europe.
At present the Company is working on increasing the share of products with higher added cost in total output such as thin titanium sheets, welded thin-walled titanium pipes, die forgings.
Also, non-conventional lines of business have been set up, including building construction business, wheels, utensils, heat-exchanging titanium equipment, and gas-cleaning systems.
This has allowed the Company to keep the human resource potential, most engineers, designers, technologists and workers who are responsible for the town as well because it is a mono-company town, and also to keep all its industrial potential, all production capacities, to maintain them in absolute working condition and, moreover, to update them to a higher level of technological and qualitative requirements.

Overall objectives:

- Manufacture of products which meet the requirements and expectations of customers, corresponding international and national standards and compulsory requirements of supervisory agencies.
- Enhancement of the competitiveness of the products in international markets.

The mission of JSC VSMPO is the ensuring of the viability of the Company, preservation of the titanium industry in Russia, and integration into the world economy.

3.1.4. Contact information

Location of the issuer: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, Russia
Location of the issuer's continuing executive body: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, Russia
Postal address: 1 Parkovaya Str., Verkhnaya Salda, 624760, Sverdlovsk Oblast, Russia
Issuer's contact telephone, e-mail address:
Telephone: (34345) 2-13-60, 5-20-05
Fax: (34345) 2-47-36, 5-20-05
E-mail address: Shayahmetova@vsmpo.ru
Web-site address: www.vsmpo.ru

3.1.5. Taxpayer identification number

INN 6607000556

3.1.6. Branches and representations of the issuer

The issuer has no branches or representations.

3.2. Main economic activities of the issuer

3.2.1. Sectoral affiliation of the issuer

Codes of the main sectoral activities of the issuer in accordance with OKVED:
27.45
27.53
28.12
28.22.1
28.75.12

45.21.1
55.51
51.70
55.23.1
92.32

3.2.2. Main economic activities of the issuer

The main type of economic activity of the Company is the manufacture of products from titanium alloys.

More detailed information is presented in item 3.2.3

	1999	2000	2001	2002	2003	2004 1st quarter
Total sales of titanium products, ,000 Rb.	2 584 651	3 480 655	6 019 441	6 656 904	6 731 795	1 871 152
Including exports,,000 Rb.	1 903 620	2 571 894	4 805 518	4 491 934	4 138 730	1 197 344
Share of titanium product exports in total titanium product output, 000 rb, %	73.7	73.9	79.8	67.5	61.5	64.0
Share of titanium product exports by region, 000 Rb, %: USA	No data	43.5	38.4	23.4	32.2	33.90
Germany		23.3	20	21.2	15.2	19.76
Japan		6.1	11.7	21.7	15.9	12.88
France		10.5	10.2	7.2	1.6	0.00
UK	No data				4.6	4.81
Taiwan					5.9	8.97
Switzerland					20.1	17.73

The factor of seasonal prevalence in the activity of the Company manifests itself only in the specificity of capital repair work involving the maintenance of the process equipment in working condition, and also modernization, reconstruction and updating of the technology, with most of the workload falling on the summer and autumn period.

3.2.3. Main products (works, services)

The Company's main type of activity is the manufacture of products from titanium alloys.

At the same time, VSMPO is a multidiscipline enterprise, being engaged in various activities listed in item 4 of the Company Charter.

The development of the Company is planned in two directions:

- improving the existing processes and facilities with the purpose of improving their quality and reducing specific material, financial and energy expenses on production;

- setting up new production facilities involving more effecting processing of metallurgical raw material.

With regard to titanium rolled products, which is the main activity of the issuer, the intention is to keep the tendency towards increasing output:

- exports: by increasing supplies of rolled products for aviation applications;

- domestic market: by extending the range of application of titanium rolled products, primarily in thermal power engineering.

Name of indicator	1999	2000	2001	2002	2003	2004 1st quarter
Titanium product output, tones	9408	10248	15036	15286	15887.3	4700
Yearly average price of manufacturing titanium products, ,000 Rb./t	356.7	386.6	433.6	465.1	440.8	431
Total sales (products, services) - ,000 Rb.	3298051	4624299	7346341	8768747	8369.6	2344
Share of proceeds from titanium products in total proceeds, %	78.4	75.3	81.9	75.9	80.2	80.0
Corresponding price index, cumulative total, %	136.5	120.2	118.6	115.1	112	103.5

The issuer's sales system concerning each of the specified types of products (works, services) as a percentage of sales of products (works, services).

Name of product (works, services)	Organization of sales of products (works, services)	1999	2000	2001	2002	2003	2004 1st quarter
Titanium products, total	Direct sales, %	99.9	99.6	99.0	99.1	100	100
	Own trading network, %	0.1	0.4	1.0	0.9	0	0

The structure of costs of the issuer involved in the manufacture and sale of each type of products (works, services) which account for not less than 10 percent of total proceeds from sale of products (works, services) under specified items as a percentage of total cost price.

Name of cost item	Reporting period
Raw and other materials, %	Separate accounting for cost by types of product (works, services) is not provided for by the Accounting

	Policy of the issuer
Components, semi-finished products, %	
Works and services of production character performed by external contractors, %	
Fuel, %	
Power, %	
Salaries and wages, %	
Interest on credits, %	
Rent, %	
Deductions for social needs, %	
Depreciation of fixed assets, %	
Tax included in production price, %	
Other costs (to be explained), % amortization of intangible assets, % rewards for innovation, % compulsory insurance payments, % representation expenses, % other, %	
Total: costs of manufacturing and selling of products (works, services) (cost price), %	
Proceeds from selling products (works, services), %	

The accounting reports prepared and calculations performed and presented under this item of the Quarterly Report comply with the current Accounting Regulations approved by the Ministry of Finance.

3.2.4. Issuer's suppliers whose share amounts to 10 and more percent of total supplies of commodities and material assets, with indication of their share in total deliveries

The issuer's suppliers which account for not less than 10 percent of all deliveries of commodities and material assets and their share in total deliveries as at 1.01.04
Russian suppliers:
Full corporate name of the supplier:
Open joint-stock company «AVISMA Titanium and Magnesium Works», Berezniki, Perm Oblast.
Share in total deliveries: 45,41 %
Import:
The issuers suppliers which account for not less than 10 percent of all deliveries of goods and material assets and their shares in to total deliveries as at 1.04.04 - none

In the future, further cooperation with the above-stated suppliers is planned.

3.2.5. Markets for issuer's products (works, services)

Commodity markets for the main (titanium) products are described in item 3.2.2

Consumers which account for a turnover of not less than 10 percent of issuer's total proceeds from sales of products (works, services), none.

3.2.6. Practices concerning the working capital and inventories

The specific nature of the Company's policy concerning the working capital follows from the features of

its charter activities directed at production control and coordination, comprehensive development of the Company, and also at other activities aimed at ensuring the reliability and stability of its financial and economic condition.
In this connection the working capital policy of the Company consists in creating financial opportunities enabling systematic measures to provide for technical and technological conditions ensuring the operation of the production workshops by way of systematic accumulation of financial resources for the purposes of manufacture, modernization, technological renovation, major overhauls and diagnosis of the production capacities, and also for taking measures to ensure environmental safety.

The need for working capital is estimated on the basis of:
- estimates of the need for resources in accordance with approved business plan;
- estimates of the need for financing modernization, major overhaul and diagnosis of production capacities, and also for ensuring environmental safety on the basis of corresponding plans of activities.

Working capital is the most mobile part of Company's capital, which includes cash, inventories, debts of other enterprises (accounts receivable).

The notion "Current Assets " in estimations means working capital (section 2 on the assets side of the balance sheet).

The Association pursues a policy of escalating its working capital.

Name	Calculation method	1999	2000	2001	2002	2003	2004 as at 01.04
Inventory turnover ratio, turnover	Cost of sales (form 2 p. 20) / mean value of form1 (p.210 + p. 220)	1.329	1.303	1.505	1.493	1.308	0.343
Inventory turnover, days	360 / turnover	271	276	239	241	275	265
Current assets turnover ratio, turnover	Cost of sales (form 2 p. 20) / mean value of form 1 p.290	0.968	1.019	1.122	0.959	0.846	0.238
Current assets turnover, days	360 / turnover	372	353	321	375	425	382

The turnover ratio as at 01.01.2004 is estimated on the basis of the accounting reports. The official deadline for submitting the accounting reports in 2003 is 30.03.2004

3.2.7. Raw material

The issuer's suppliers which account for not less than 10 percent of all supplies of commodities and material assets and their share in total supplies as of 1.04.2004

Russian suppliers:

- Open joint-stock company «AVISMA Titanium and Magnesium Works», Berezniki, Perm Oblast. – 45.41 % - there were no changes in prices over the reporting year of 2003.

- Open joint-stock company «RUSAL Russian Aluminum Management», Moscow – 9.6 %, prices per tonne in US dollars net of VAT:

2003 - 1534, 1st quarter. 2004 - 1690.

- ДП «Volnogorsk State Metallurgical Works" – 4,6 % - there has been no change in price as compared with 2003.

Import:

The issuer's suppliers which account for not less than 10 percent of all supplies of commodities and material assets and their shares in total supplies as at 1.04.04 – none.

3.2.8. Main competitors

The share of titanium rolled products by VSMPO and its main competitors in the world market

Company	Country	Sales in 2003, t	Share of the market, %%				
			1999	2000	2001	2002	2003
VSMPO	Russia	13930*	16	18	24	28	29
Timet	USA	12180*	27	28	27	22	25
ATI	USA	2680	8	9	9	9	6
RTI	USA	8370	22	22	19	18	17

* Sales include rolled products and ingots and slabs reduced to rolled-product weight;
** The remaining volume of rolled products to make up 100 % is manufactured by suppliers from Japan and other countries.

3.2.9. Information on availability of licenses

Number: ТВ 6476
Date of issue: 13.09.2002
Effective till: 13.09.2007
Issuing agency: Ministry of Press and Information of the Russian Federation
Types of activity: television broadcasting

Number: Б 302358
Date of issue: 25.09.1998
Effective till: 17.12.2004
Issuing agency: Department of RF Federal Security Service for Sverdlovsk Oblast
Types of activity: activities connected with the use of information which constitutes State secret

Number: Б 302766
Date of issue: 17.12.2001
Effective till: 17.12.2004
Issuing agency: Department of RF Federal Security Service for Sverdlovsk Oblast
Types of activity: implementation of measures and provision of services in the area of protection of State secrets

Number: Д 120275
Date of issue: 25.07.2001
Effective till: 25.07.2004
Issuing agency: Gosstroi of the Russian Federation
Types of activity: construction of buildings and structures

Number: 63-KA-1535
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: training of staff in the main trades for metallurgical industries and works

Number: 63-ПМ-000410
Date of issue: 06.02.2004
Effective till: 06.02.2009
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: mine surveying (monitoring of the condition of mining leases and justification of their boundaries; keeping of mining graphic documentation; accounting and justification of volumes of mine workings)

Number: 63-KA-1462
Date of issue: 13.08.2001
Effective till: 13.08.2006
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: training of executive staff, specialists and workers for gas equipment

Number: 10509/910009
Date of issue: 14.03.2003
Effective till: 14.03.2006
Issuing agency: Nizhny Tagil Customs
Types of activity: for setting up a temporary storage warehouse

Number: 10509/0027
Date of issue: 23.10.2002
Effective till: 23.10.2005
Issuing agency: Nizhny Tagil Customs
Types of activity: for setting up a bonded warehouse

Number: CT-68
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: erection of gas control points and installations for gas lines and gas equipment of industrial, agricultural enterprises companies providing maintenance services to public and residential buildings

Number: 63-ПР-1174
Date of issue: 4.09.2000
Effective till: 4.09.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: design of metallurgical plants and projects

Number: Д 086713
Date of issue: 26.12.2001
Effective till: 26.12.2004
Issuing agency: State Committee for Building Construction and Housing and Utilities Complex
Types of activity: manufacture of building constructions and materials which have effect on the bearing capacity of buildings, structure and environment

Number: series РТИ 72 No.071386
Date of issue: 24.12.2001
Effective till: 31.12.2004
Issuing agency: Sverdlovsk Division of Transport Inspection
Types of activity: road operations on automobile roads and road structures

Number: 63-PT-657
Date of issue: 12.04.2001
Effective till: 12.04.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: repairs of railway lines used for transportation of hazardous substances; repairs of own locomotives used for transportation of hazardous substances

Number: 63-TO-656
Date of issue: 12.04.2001
Effective till: 12.04.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: transportation, loading and unloading of hazardous substances, operation of railway access roads, operation of own locomotives used for transportation of cars with hazardous cargoes

Number: Б 813989
Date of issue: 16.08.2001
Effective till: 16.08.2006
Issuing agency: Sverdlovsk Oblast Licensing and Accreditation Commission for Health
Types of activity: pharmaceutical activity

Number: 63-ЭК-1532
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: production of ferroalloys, special steels, alloys of nonferrous metals, sheet and high-quality rolled products, pipes

Number: 63-PT-1534
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: repair of metallurgical units and equipment of metallurgical plants and projects

Number: 63-MT-1533
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: installation (commissioning) of metallurgical units and equipment of metallurgical plants and projects

Number: 63-ЭК-874
Date of issue: 21.07.2000
Effective till: 21.07.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: development of mineral deposits, extraction of minerals by open-pit method

Number: 187-51/283
Date of issue: 11.04.2001
Effective till: 11.04.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: conformity of fuel and lubricant storages (bulk plants) with operation and maintenance regulations .Timely provision of information on organizational and technical changes

Number: УО-03-209-0606
Date of issue: 10.09.2001
Effective till: 10.09.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: operation of products containing radioactive substances and their storage

Number: Г 626604 073
Date of issue: 10.10.2001
Effective till: 10.10.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: purchasing, processing and realization of nonferrous metal scrap

Number: Г 626603 073
Date of issue: 10.10.2001
Effective till: 10.10.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: purchasing, processing and realization of ferrous metal scrap

Number: Б 420448
Date of issue: 28.12.2001
Effective till: 28.12.2004
Issuing agency: RF Federal Service for Hydrometeorology and Environmental Monitoring
Types of activity: works and services in the field of hydrometeorology and related areas

Number: series ГСЭН-69 No.0001143
Date of issue: 12.11.2001
Effective till: 12.11.2004
Issuing agency: State Sanitary-Epidemiological Surveillance Service of Sverdlovsk Oblast
Types of activity: activities connected with human infectious disease pathogens

Number: СВЕ No.01256
Date of issue: 23.09.2002
Effective till: 1.07.2027
Issuing agency: Issuing agency: Main Department for Natural Resources and Environmental Protection of the Ministry of Natural Resources of Russia for Sverdlovsk Oblast
Types of activity: right to use subsurface resources

Number: СВЕ No.00330
Date of issue: 11.03.2002
Effective till: 11.03.2007
Issuing agency: Department of Natural Resources for the Ural Region
Types of activity: for water use

Number: Д 378805
Date of issue: 28.07.2003
Effective till: 27.06.2008
Issuing agency: Ministry of Power of the Russian Federation
Types of activity: storage of oil, gas and products of their processing

Number: PPC-63-00047
Date of issue: 7.07.2003
Effective till: 7.07.2008
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: Permit to manufacture and use vessels and devices under pressure according to the attached list of austenitic and carbonaceous steels, titanium and aluminum alloys

Number: series PЭA-P No.0118
Date of issue: 18.06.2003
Effective till: 31.12.2005
Issuing agency: Rosenergoatom Concern
Types of activity: Certificate of accreditation and entry in the Register of Potential Suppliers of Rosenergoatom Concern

Number: Э-6-031202-499
Date of issue: 12.03.2002
Effective till: 12.03.2005
Issuing agency: Russian Open Society "United Power Systems of Russia"
Types of activity: Certificate of accreditation for manufacture of plants for electric power industry

Number: УО-12-106-0450/01
Date of issue: 4.05.2001
Effective till: 1.05.2004
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacturing of he equipment for structures and complexes with industrial nuclear reactors as specified in the terms and conditions of the present license

Number: УО-11-101-0774
Date of issue: 20.08.2002
Effective till: 1.10.2006
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: design of equipment for nuclear stations

Number: УО-12-115-0787
Date of issue: 12.09.2002
Effective till: 20.09.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacture of equipment for structures, complexes, installations with nuclear materials intended for manufacture, processing, transportation of nuclear fuel and nuclear materials

Number: 63-CT-68
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: construction of gas control points and installations, gas equipment industrial and agricultural enterprises, companies providing maintenance services, and residential buildings
Number: УО-12-101-0786
Date of issue: 12.09.2002
Effective till: 20.09.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacturing of equipment for nuclear stations

Number: A 118095
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: construction of gas control points (installations), gas lines, gas equipment for industrial, agricultural enterprises, companies providing maintenance services, and residential buildings

Number: CBE 01114
Date of issue: 07.09.2001
Effective till: 31.12.2005
Issuing agency: Uralgeocom
Types of activity: the right develop part of the peat deposit "Ozerskoye"

3.2.10. Joint activities of the issuer

The issuer does not conduct joint activities with other organizations.
The issuer has no subsidiary companies set up using investments from third parties.

3.4. Plans of the issuer for the future

SMELTING AND FOUNDRY

Aspiring to keep the positions in global aerospace complex and to increase competitiveness in the market of titanium for aviation engines, and also to supply high quality metal to the Russian market, JSC VSMPO sets up capacities for smelting titanium alloy ingots of very high quality by establishing a bay of plasma-arc refining in a cold-hearth furnace. Hot tests of the furnace are now coming to an end.
An automated system for monitoring and controlling titanium ingot melting processes has been created on the basis of Allen-Bradley equipment for 11 vacuum-arc furnaces.
Further on it is planned to re-equip 3 to 5 vacuum-arc furnaces annually with melting process monitoring and control systems.
The purpose of this project is to increase metal yield when remelting complex alloys, to ensure reproducibility of the process and to increase of explosion safety.
With the purpose of ensuring good quality of charge materials JSC VSMPO has concluded a contract for the manufacture and delivery of a magnetometric chip-scrap control installation. The plans provide for a substantial growth in the Company's own manufacture of alloying materials and expansion of the range of such products. The manufacturer has completed integration tests of the installation.

SHEET-ROLLING

The putting of rolled products to the world market and marketing studies have posed the following tasks for the experts of the Association concerning the manufacture of competitive products:
- plates and sheets of 6AL alloy – 4V for export aviation applications,
- sheets and strips from 0,5 to 2,0 mm thick technical-grade titanium for welded pipes and plate heat-exchangers.

A significant amount of work and investment has already been carried out in this direction. The greater part of the new imported adjustage equipment for polishing rolls and their cutting has already been mounted and put into operation.
High-quality strips are in important topic for the Association also because the manufacture of thin-walled welded pipes is going to be expanded significantly. By way of developing sheet-rolling manufacture it is planned to reconstruct the following industrial bays:
- reconstruction of the "2000" hot rolling mill;
- creation of a strip profile adjustment and control system;

- creation of a "duo: skin-rolling mill based on one of the operating mills (for instance, "Bliss-2") for skin-rolling of up to 1300 mm rolls with the mounting of additional equipment: unreeler, reel, roll storage;
- creation of a plant for annealing under tension in an inter gas atmosphere, including the following equipment: a welding machine with scissors, tension stations, a tension device before the reel, a floating reel. This project will enable the Company to exclude the occurrence of defects in the furnace and to obtain a densely wound, up to 0.5 mm thick non-telescopic roll. The manufacturer: Gertner, SKET, Mannesmann, Sunvig, ZMZ-Simag, Germany;
- contracts have been concluded for the delivery of special control equipment.

PRESS-FORGING

In connection with an increasing number of orders for the high quality press-forgings, JSC VSMPO has done a lot of work involving the reconstruction of the main and auxiliary facilities, including repairs and modernization of the presses; electric furnaces for heating long blanks with an automatic control system ensuring the required accuracy of heating have been put into operation.
A number of installations for immersion ultrasonic control of machined rods and billets from titanium alloys measuring up to 5000 mm in length have been made and put into operation, including the world's 4-th installation of multizoned ultrasonic control. Modern instruments and test machines have been purchased for metallurgical quality control of finished goods.
A range of stampings for leading aircraft building firms in the world have been introduced, this line will remain a priority for VSMPO in the coming years. For developing the press-forging line of business
- major overhaul and modernization of the control system of the 6000 t forging press are under way;
- overhaul and modernization of the control system of the 3,000 t forging press is planned;
- the furnaces are being renovated with the replacement of electroheating furnaces with gas furnaces: currently 8 modern gas furnaces are being mounted, tested and adjusted;
- a reeling mill has been purchased and mounted for commissioning new types of products such as rolling rings from titanium and aluminum alloys and Inconels. A contract has been concluded for modernization of the ring rolling mill, which will allow the Company to increase output owing to the manufacture of shaped rings. Ring straightening equipment is being mounted;
- a bay has been set up for flattening ingots and blanks based on a 2000 t hydraulic forging press, equipped with manipulators of 25 t and 12.5 t lifting power, furnaces and auxiliary equipment. Work is under way on developing a forging process for the "2000" complex;
- there are plans to set up a new manufacture for rough machining of press-forgings from titanium alloys. Contracts have been concluded for the supply of machine tools.

PIPE PRODUCTION

At present VSMPO has implemented the 1st stage of the project for manufacturing welded pipes from titanium and stainless steels ranging in diameter from 10 to 40 mm.
With the purpose of increasing the output of pipes and extending the range of 30-114 mm products four more pipe-welding lines have been purchased, which are now being mounted and adjusted.

MANUFACTURE OF NONCONVENTIONAL GOODS

- Manufacture of kitchen utensils with a heat-distribution "sandwich" base from stainless steel.

In 1991, JSC VSMPO began to manufacture household and kitchen utensils from stainless steel.
In order to successfully compete with similar products by both Russian and international manufacturers it is essential to manufacture "sandwich" base utensils. The process engineering and design services have carried out research and design work to the manufacture of new products. For implementing the project the following equipment has been purchased and mounted:
- a base leveling installation,
- base soldering equipment,
- base machining equipment,
- "8П1eт" grinding machines have been modernized.

The Company plans to further expand the manufacture of utensils from stainless steel by purchasing additional equipment.

- Manufacture of aluminum alloy disks for car wheels.

By way of developing this line with the purpose of extending the range and increasing output, specialized turning and milling machine tools have been purchased.
A rolling machine for making disks for car wheels by the rolling method has been purchased and is being mounted and tested.

- Manufacture of products from titanium and stainless steels for the needs of power and gas and petrochemical industries.

Within this line of activity for the purpose of extending the range of products and increasing output, the Company plans to purchase specialized equipment, including inspection facilities.

QUALITY ASSURANCE

In accordance with the program of JSC VSMPO in the field of quality and certification and the requirements of the auditors, and for enhancing the reliability of control operations and also with the purpose of replacing physically worn out and outdated equipment the Company plans to purchase quality control means for testing equipment products.
Blue etching and luminescent control bays have been set up, and a contract has been concluded for purchasing contemporary ultrasonic control equipment for disks.

3.5. Participation of the issuer in industrial, bank and financial groups, holdings, concerns and associations

The issuer does not participate in industrial, bank, financial groups, holdings, concerns and associations.

3.6. Subsidiaries and dependent companies of the issuer

Full and abbreviated corporate name:
«TIRUS HOLDING» Limited Liability Company («TIRUS HOLDING» LLC)
Location: Viktor Ambartsumyan Street 18, ap. 8, Yerevan, Armenia
Postal address: Viktor Ambartsumyan Street 18, ap. 8, Yerevan, 375033, Armenia,
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to issuer: 100%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: holding activities.
Description of the role of such company in issuer's activity: holding activities.

Full and abbreviated corporate name:
Limited liability company «Tirshop» (OOO Tirshop)
Location: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Oblast, Russia.
Postal address: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Oblast, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: retail and wholesale realization of consumer goods.
Description of the role of such company in issuer's activity: retail and wholesale realization of consumer goods.

Full and abbreviated corporate name:
Closed joint-stock company «Titan» Firm
(ZAO «Titan» Firm)

Location: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Oblast, Russia.
Postal address: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Oblast, Russia, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: retail trade
Description of the role of such company in issuer's activity: verification of the competitiveness of consumer goods manufactured by the issuer in the local market.

Full and abbreviated corporate name:
Open joint-stock company «AVISMA Titanium and Magnesium Works» (JSC AVISMA)
Joint Stock Company «AVISMA Titanium-Magnesium Works» (JSC AVISMA)
Location: Berezniki, Perm Oblast, Russia.
Postal address: Berezniki, Perm Oblast, 618421, Russia.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital.
Issuer's participatory share in charter capital of subsidiary: 42,06%
Proportion of ordinary shares in subsidiary which belong to issuer: 56,08%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: manufacture of other nonferrous metals.
Description of the role of such company in issuer's activity: supply of the basic raw material (spongy titanium) the issuer's production of titanium semifinished products.

Full and abbreviated corporate name:
Open joint-stock company «Ural» (OAO URAL)
Location: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, Russia,.
Postal address: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 51%
Proportion of ordinary shares in subsidiary which belong to issuer: 51%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: manufacture of tableware and kitchen utensils, provision of services to producing departments in terms of manufacturing small parts for consumer goods.
Description of the role of such company in issuer's activity: use of previously created fixed assets and personnel.

Full and abbreviated corporate name:
Closed joint-stock company «Tirus Medservis Medical Insurance Company» (ZAO MSK «Tirus Medservis»)
Location: Molodezhny Poselok Str. 105, Verkhnaya Salda, Sverdlovsk Oblast, Russia.
Postal address: Molodezhny Poselok Str. 105, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Grounds for acknowledging the company as dependent: the issuer owns more than twenty percent of the voting shares
Issuer's participatory share in charter capital of dependent company: 31,4%
Proportion of ordinary shares in dependent company which belong to issuer: 31,4%
Dependent company's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to dependent company: 0
Description of company's main line of business: activities in the field of compulsory social security.
Description of the role of such company in issuer's activity: social protection of the issuer's employees, first of all medical insurance.

Full and abbreviated corporate name:

Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location: Onezhskaya Str., 24/1, Moscow, Russia.
Postal address: Onezhskaya Str., 24/1, Moscow, 125413, Russia.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 50,07%
Proportion of ordinary shares in subsidiary which belong to issuer: 50,07%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: 33.10.1(OKVED code)
Description of the role of such company in issuer's activity: setting up a future service center.

3.7. Composition, structure and cost of the issuer's tangible assets,

Information on plans concerning the purchasing, replacement, retirement of tangible assets, and also about any facts of encumbrance on the issuer's tangible assets

3.7.1. Tangible assets

No. n/n	Name of group of fixed assets	Full cost before revaluation, Rb.	Depreciated cost (less depreciation) before revaluation, Rb.	Date of revaluation	Full cost after revaluation, Rb.	Depreciated cost (less depreciation) after revaluation, Rb.
1	All quick-wearing assets with useful life from year 1 to 2 years inclusive	11 567	964	-	-	-
2	Assets with useful life longer than 2 years to 3 years inclusive	2 280 266	1 124 065	-	-	-
3	Assets with useful life longer than 3 years to 5 years inclusive	182 378 801	90 265 090	-	-	-
4	Assets with useful life longer than 5 years to 7 years inclusive	166 074 996	83 394 509	-	-	-
5	Assets with useful life longer than 7 years to 10 years inclusive	1 251 420 511	505 834 849	-	-	-
6	Assets with useful life longer than 10 years to 15 years inclusive	1 191 411 053	348 514 255	-	-	-

7	Assets with useful life longer than 15 years to 20 years inclusive	907 180 320	415 812 750	-	-	-
8	Assets with useful life longer than 20 years to 25 years inclusive	105 276 796	17 543 913	-	-	-
9	Assets with useful life longer than 25 years to 30 years inclusive	116 241 434	22 613 346	-	-	-
10	Assets with useful life longer than 30 years	826 395 503	542 686 805	-	-	-
Total, Rb.:		4 748 671 247	2 027 790 546			

The issuer has no plans concerning the purchasing, replacement, and retirement of the tangible assets whose cost constitutes 10 and more percent of the total tangible assets.

The balance sheet value of the issuer's tangible assets in pawn as at 01.01.2004 : 745 '945793,85 rubles.
The depreciated cost of the issuer's tangible assets in pawn as at 01.01.2004 : 472 '229644,22 rubles.

The balance sheet cost of the issuer's tangible assets under lease as at 01.01.2004 : 83 '589705,19 rubles.
The depreciated cost of the issuer's tangible assets under lease as at 01.01.2004: 59`678`873,47 rubles.

3.7.2. Cost of the issuer's real estate

Total cost of the real estate as at 01.04.2004 : 1 '382433 ` 063 rubles
Accumulated depreciation: 701`627`614 rubles
No estimation of the real estate within 12 months before the end date of the reporting quarter has been made.

IV. Information on financial and economic activities of the issuer

4.1. Financial and economic performance results

4.1.1. Profit and Loss

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as at 1.04	Notes
Sales, ,000 Rb.	Total proceeds from selling goods, products, works, services	3298051	4624299	7346341	8768747	8768747	8369550	2343760	
Gross profit, ,000 Rb.	Proceeds (proceeds from sales) – cost of goods, products, works, services sold (less trade and administration costs)	1642182	2056973	3276869	3865790	3865790	3146119	778761	
Net profit (retained profit (uncovered loss), ,000 Rb.	Profit (loss) from ordinary activity + extraordinary income – extraordinary expenses	859627	833963	1480061	1390330	1390330	1279415	491384	
Labor productivity, ,000 Rb./person	Sales (proceeds from sales)/average payroll number of staff (employees)	253.0	344.9	497.6	589.9	589.9	549.4	159.6	
Return on fixed assets, %	Sales (proceeds from sales)/total fixed assets	3.09	4.29	6.13	6.54	6.5	4.3	1.2	Shows how effectively fixed assets are used, in dynamics the indicator increases, i.e. a positive factor
Return on assets, %	Net profit /assets (balance-sheet value)	26.02	18.53	24.81	17.12	17.1	12.7	4.6	Characterizes financial stability, i.e. how effectively company owners' resources and borrowings are used.

Return on equity, %	Net profit /(capital and reserves – earmarked funds and earnings + deferred income – own shares repurchased from shareholders)	38.0	28.2	37.5	24.8	24.8	18.6	6.7	Shows profit on every ruble of own funds invested
Profit margin, %	Profit from sales /net sales (proceeds from sales)	32.9	29.3	32.2	32.3	33.81	23.01	20.59	Shows profit on every unit of sales
Total uncovered loss as at reporting date, '000 Rb.	Uncovered loss for prior years + uncovered loss for reporting year	0	0	0	0	0	0	0	
Ratio of uncovered loss as at reporting date to balance-sheet value of assets, %	Total uncovered loss as at reporting date /balance-sheet value of assets	0	0	0	0	0	0	0	

4.1.2. Factors which have influenced the change in proceeds from sales of goods, products, works and services by the issuer and the profit (loss) of the issuer from primary activity

With regard to increase in proceeds:

- in 1999, the sharp increase in the dollar exchange rate in August 1998 with a 2.3-fold effect, the share of exports in total sales constitutes 62,1 %;

- in 2001, the beginning of a 4-year cycle of growth in the need for titanium products in the aerospace market (the output of titanium for export increased in comparison with 2000 in physical terms 1.6 times), interrupted in September 2001 by the terrorist attack in the US.

- in 2003, a decrease in proceeds in comparison with 2002 by 4.5 %, the effect of the consequences of the terrorist attack in the US in September 2001 and the negative effect of a decrease in the dollar exchange rate (exports amount to 60 % of total sales).

4.2. Issuer's Liquidity

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as at 1.04	Notes
Own working assets, '000 Rb.	Capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income – fixed assets – long-term debts	957475	1497156	2199482	3500698	3500698	3170722	3586386	
Debt to equity ratio	Long-term liabilities + short-term liabilities (excluding deferred income)/capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income	0.462	0.522	0.441	0.446	0.446	0.459	0.437	Shows the extent to which assets are funded through borrowings: the less the ratio, the less dependence
Capital to assets ratio	Capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income / fixed assets + current assets	0.684	0.657	0.662	0.691	0.691	0.685	0.696	Shows the share of own capital in assets, characterizes the degree of financial independence from creditors. Shall not go below 0.5-:-0.6
Coverage of inventories with own current assets	Own current assets / inventories	0.671	0.665	0.791	1.089	1.089	0.815	0.855	Shows to what extent stocks are covered with own current assets
Fixed asset-to-equity ratio	Fixed assets + long-term receivables /capital and reserves (net of own shares repurchased from shareholders) - earmarked funds and earnings + deferred income	0.576	0.494	0.443	0.377	0.377	0.540	0.514	Recommended value <= 0.9
Current ratio	Current assets - long-term receivables/short-term liabilities	1.943	1.976	2.425	2.397	2.397	2.009	2.121	Statutory ratio not

	(net of deferred income)								lower than 2
Quick ratio	(Current assets – stock – value added tax on acquisitions - long-term receivables) / short-term liabilities (net of deferred income)	0.469	0.400	0.709	0.967	0.967	0.612	0.650	Optimum value = 0.8-:-1.0

4.3. Size, structure and adequacy of the issuer's capital and current assets

4.3.1. Size and Structure of Capital and Current Assets of the Issuer

	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as at 1.04
Charter capital	11 806	11 806	11 806	10 626	10 626	10 626	10 626
Total cost of issuer's shares repurchased by the issuer for subsequent resale (transfer), with indication of percentage of such shares in placed shares (charter capital) of issuer, %	0	0	10	0	0	0	(3)
Size of issuer's reserve capital formed at the expense of deductions from issuer's profit	624	624	624	624	624	624	624
Size of issuer's paid-in surplus reflecting increase in the value of assets resulting from revaluation, and difference between sale price (placement price) and par value of shares of the company resulting form sale of shares at a price exceeding par value	1 379 435	1 379 647	1 359 991	1 359 991	1 359 991	1 359 991	1 359 991
Size of issuer's retained net profit	868 524	1 565 662	2 853 588	4 243 918	4 243 918	5 523 333	6 014 717
Social sphere funds	0	0	0	0			
Size of issuer's earmarked funds including total funds allocated for conducting special actions, funds received from other organizations and persons, budget funds, etc.	83	42	92	0			
Issuer's total capital	2 260 472	2 957 781	4 226 101	5 615 159	5 615 159	6 894 574	7 385 955
Inventories	1 427 802	2 251 699	2 781 023	3 215 343	3 215 343	3 888 810	4 192 652
Value added tax on acquisitions	90 265	172 323	202 785	367 238	367 238	517 178	532 422
Accounts receivable (due in more than 12 months after reporting date)	0	0	0	0	0	0	0

Accounts receivable (due within 12 months after reporting date)	445 909	509 627	912 935	1 693 415	1 693 415	1 724 344	1 873 389
Short-term financial investments	19 675	26 407	279 885	712 579	712 579	175 827	142 473
Cash	17 174	80 009	40 341	17 809	17 809	32 122	72 335
Other current assets	0	0	0	0	0	0	0
Total current assets	2 000 825	3 040 065	4 216 969	6 006 384	6 006 384	6 338 281	6 813 271

The issuer's policy for financing current assets is described in Section 3.2.6.

4.3.2. Issuer's Capital and Current Assets Adequacy

	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004 as at 1.04	Notes
Interest payable	0	35 347	35 528	86 255	86 255	97 038	(23020)	
Other operating expenses	2 456 472	3 707 599	5 093 730	6 804 896	6 804 896	5 453 051	(1778780)	
Issuer's total capital	2 260 472	2 957 781	4 226 101	5 615 159	5 615 159	6 894 574	7 385 955	The condition of own capital adequacy for covering current operating expenses and short-term liabilities is met
Short-term liabilities	1 029 996	1 538 532	1 739 072	2 505 881	2 505 881	3 155 546	3 212 646	
Total current assets	2 000 825	3 040 065	4 216 969	6 006 384	6 006 384	6 338 281	6 813 271	
Own capital is considered adequate for covering current operating expenses and meeting short-term liabilities on condition provided total own capital is greater than or equal to total short-term liabilities								
Capital adequacy indicators are described in Section 2.1								

Own capital is considered adequate for covering current operating expenses and meeting short-term liabilities on condition provided total own capital is greater than or equal to total short-term liabilities.

4.3.3. Cash

The issuer borrows funds (short-term credits) to meet the needs for working capital, and for development (reconstruction, renovation) of the company according to the budget of charges.
The issuer's need for borrowed funds for the next quarter amounts to 6 – 8 million $.
There are no payables gathered by the bank on its files.

4.3.4. Financial investments of the issuer

The amount of all financial investments of the issuer as at 01.04.2004 : 915 '254322 rubles.
The list of financial investments of the issuer which constitute 10 and more percent of its total financial investments at the end date of the reporting quarter:

Type of securities: ordinary registered uncertificated shares

Full and abbreviated name of the issuer of securities: Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location: Onezhskaya Str. 24/1, Moscow, 125413
Information in issue of securities of this category (type) which are in possession of the issuer:

Date of State registration of issue	State registration number of issue	State agency which registered issue
14.07.2003	1-02-03611-A	Regional Division of Russian Federal Securities Commission in Central Federal District

Par value of one security: 2 Rb.
Number of securities which are in possession of the issuer: 2`272`825
Total par value of securities which are in possession of the issuer: 4`545`650 rubles
Total balance sheet value of financial investment: 833`149`460,25 rubles
Dividends on shares have not been paid.
Dividends have not been announced
Information on provisions for diminution in value of securities: provisions for diminution in value of securities have not been created.

Accounting standards (rules) in accordance with which the issuer has made the estimations presented under this item of the quarterly report: financial investments are accounted for in balance sheet account 58 according to accounting regulation ПБУ 19/02 «Accounting for financial investments» approved by Order of the Ministry of Finance of the Russian Federation on 10.12.2002 No.126н.

4.3.5. Intangible assets of the issuer

No.	Name of group of intangible assets	Full cost, Rb.	Accrued amortization, Rb.	Amortization for 1st quarter of 2004
1.	Right to invention	2`512`191	1`309`569	62`596
2.	Right to trademark	1`500	741	62

The issuer presents information on his intangible assets in accordance with accounting rule ПБУ 14/2000 approved by Order of the Ministry of Finance of the Russian Federation dated 16.10.2000 No.91н.

4 4.4. Information on the policy and expenses of the issuer in the field of scientific and technological development, with regard to licenses and patents, new research and development

As at 01.01.2004, the books account for intangible assets in the amount of 2`513`691 rubles, including:

- trademarks 1`500 rubles
- the right to inventions and prototypes 2`512`191 rubles.

4.4.5 Analysis of development trends in issuer's primary activity

About 65 percent of the products manufactured by VSMPO are intended for use in the aerospace industry, therefore the condition of this sector of the Russian and world economy has a substantial influence on the technical and economic indicators of the Association. The aerospace sector of the world market features a cyclic character of development with a period of about 4 years, and the global titanium market is developing similarly. It should be noted, though, that in recent years these markets have been affected by the 1998 Asian financial crisis and the terrorist attack on 11 September 2001 in the US.
The leading titanium companies of the world, therefore, have recently experienced serious difficulties with sales, losing annually 15-25 % of output (Fig.1,tab.

Fig.1 SHIPMENT OF TITANIUM PRODUCTS BY US COMPANIES AND VSMPO IN 1998 – 2003


'000 tonnes
18
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
2003
years
TIMET ingots, rolled products
RTI rolled products
ATI rolled products
VSMPO ingots, rolled products

1)
Source: Company reports

Table 1. Main indicators of Timet, RTI, ATI and VSMPO in 1999-2003

Indicators, companies	Unit of measurement	Years				
		1999	2000	2001	2002	2003
Sales	$ mln					
Timet		480,0	426,8	486,9	366,5	385,3

RTI		243,3	249,4	285,9	270,9	205,5
ATI, total		2296,1	2460,4	2128,0	1907,8	1937,4
Tit. rolled products		300,0	320,0	290,0	240,0	230,0
VSMPO		130.9	163.0	247.7	275.5	268,1
Net profit (loss)	$ mln					
Timet		(31,4)	(38,9)	(41,8)	(111,5)	(13,1)
RTI		2,2	6,7	12,1	15,1	4,7
ATI		300,2	132,5	(25,2)	(65,8)	(116,2)
VSMPO		35,1	29,6	50,6	45,3	41,5
Shipment of titanium products	'000 tonnes					
Timet, total		13,90	14,81	16,60	11,26	13,60
rolled products		11,40	11,37	12,18	8,86	8,88
ingots, slabs		2,50	3,47	4,41	2,40	4,72
RTI, rolled products		4,04	4,26	5,22	4,54	2,68
ATI, rolled products		10,35	11,26	10,48	8,65	8,37
VSMPO, ingots, rolled products		8,25	10,15	14,74	14,83	15,42
Average product price	$ / kg					
Timet, total		29,62	25,15	25,73	27,80	24,78
rolled products		33,00	28,70	29,80	31,40	31,50
ingots, slabs		14,20	13,65	14,50	14,50	12,15
RTI, rolled products		35,62	34,65	29,48	33,33	35,13
ATI, rolled products		25,77	23,94	25,77	26,06	25,33
VSMPO, exports, total		14,61	13,51	14,82	13,16	12,15
exports, rolled products		19.03	20.26	21.57	21.76	15.07

Sources: Annual reports of the companies

In contrast to its main competitors VSMPO features stable growth of output and hence stable growth of profit, ensuring the possibility of reconstruction and development.

The main advantages of VSMPO in comparison with the competitors:

- the existence of VSMPO-AVISMA corporation possessing a full range of titanium production from raw material to metallurgical semifinished items and finished products for machine building (heat-exchanging and container equipment);
- diversification allows the Company to move resources from the titanium sector to the manufacture of other types of product: aluminum, steel, ferrotitanium, and consumer goods (tab. 2);

Table 2. Structure of products shipped by VSMPO by type

Type of product	Years				
	1999	2000	2001	2002	2003
	%				
Titanium products	81.2	81.0	84.7	82.1	82.7
Aluminum products	3.9	4.3	4.6	5.5	5.7

Non-traditional aluminum products	5.3	5.4	3.1	3.2	3.4
Steel	2.4	3.2	2.9	2.6	2.4
Ferrotitanium	4.3	3.9	2.8	4.7	3.2
Non-traditional products	0.9	0.5	0.3	0.3	0.4
Other goods	2.1	1.7	1.6	1.6	2.2
Total	100.0	100.0	100.0	100.0	100.0

Source: VSMPO reports

Fig.2. Shipment of titanium products by VSMPO to domestic and external markets


тонны
Titanium for Russia, CIS
Titanium for export
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2175
6077
2614
7535
2920
11823
4288
10538
4057
11358
4556
13521
1999
2000
2001
2002
2003
2004 проект

- VSMPO is an integrated manufacturer of titanium semi-finished products, and in contrast to its competitors the Company implements all processes and also control and tests on its own (without involving subcontractors);

- the implementation of the program aimed at increasing the share of products of higher extent of processing (press-forgings, welded pipes, sheets) instead of supplying ingots and slabs consolidates the position of VSMPO in the global titanium market.

One of the stabilizing factors which strengthen the position of VSMPO in the market is the agreement made recently with SUAL concerning cooperation in the manufacture and supply of aluminum products to the world market, first of all the aerospace sector.

V.

5.1. Information on the structure and powers of executive management bodies of the issuer

The executive management bodies of the Company are:
- General meeting of shareholders;
- Board of Directors;
- One-person executive body (Director-General)

The powers of the general meeting of shareholders (participants) of the issuer in accordance with its charter (constituent documents):

Relegated to the competence of the general meeting of shareholders shall be the following issues:

-. making of alterations in and amendments to the Charter of the Bank or approval of a new edition of the Charter (except for cases provided for by items 2-5 of Article 12 of the Federal Law "On Joint-Stock Societies";

- reorganization of the Company;

-. liquidation of the Bank, appointment of a liquidation committee and approval of the interim and final liquidation balance sheets;

- determination of the numerical membership of the Supervisory Board, election of members thereto and termination of their powers before time;

- election of one-person executive body;

-. determination of the number, par value, category (type) of declared shares and rights granted by these shares;

- termination of the powers of one-person executive body before time;

- determination of numerical membership of the Internal Auditing Committee, election of the Internal Auditing Committee and termination of its powers before time;

-. approval of the Bank's auditor;

- approval of annual reports, annual financial reports, including the profit and loss account of the Bank and the distribution of profit, including payment (declaration) of dividends except for the profit distributed as dividends based on the results of the first three months, six months, nine months of the financial year) and losses of the Bank based on the results of the financial year;

- determination of the number, par value, category (type) of declared shares and rights granted by these shares;

- increase of the charter capital of the Bank by means of increasing the par value of the shares;

- increase of the charter capital of the Bank by means of placing additional shares in cases provided for by federal legislation and the Charter of the Company;

- increase of the charter capital of the Bank by means of placing additional shares within the number and category (type) of declared shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of distribution thereof amongst shareholders if the Board f Directors has failed to make a unanimous decision on this issue;

- reduction of the charter capital of the Company by means of reducing the par value of the shares, by means of repurchasing part of the shares by the Company for the purposes of reducing their total number and by means of redeeming shares which have been acquired or repurchased by the Company (shares which are at the disposal of the Company);

- approval of annual reports, annual financial reports, including the profit and loss account of the Company and the distribution of profit including the payment (announcement) of dividends, and losses of the Company based on the results of the financial year;
- determination of a procedure for transacting general meetings of shareholders;

- sub-division and consolidation of shares;
- adoption of decisions concerning the approval of major transactions in instances provided for by Article 83 of the Federal Law "On Joint-Stock Societies";
- adoption of decisions concerning the approval of major transactions in instances provided for by item 2, Article 79 of the Federal Law "On Joint-Stock Societies";
- adoption of decisions concerning the approval of major transactions in instances provided for by item 3, Article 79 of the Federal Law "On Joint-Stock Societies";
- adoption of decision concerning participation in holding companies, financial-industrial groups, associations and other unions of commercial organizations;
- approval of internal documents regulating the activities of the bodies of the Company;
- adoption of decision concerning the remuneration and (or) compensation of expenses of the Internal Auditing Committee connected with the performance of its functions during the effective period of these functions; determination of the size of such remuneration and compensation;
- adoption of decisions concerning the remuneration and (or) compensation of expenses of members of the Board of Directors connected with the performance of the functions of members of the Board of Directors by them during the effective period of such functions, determination of the size of such remuneration or compensation;
- adoption of decisions concerning the reimbursement, at the expense of the funds of the Company, of expenses on preparing and holding an extraordinary general meeting of shareholders incurred by persons and bodies who initiated such general meeting of shareholders;
- determination of the list of additional documents which shall be kept at the Company mandatorily;
- decision of other issues relegated by the Federal Law to the competence of the general meeting of shareholders.

The general meeting of shareholders shall not have the right to consider and adopt decisions concerning issues not relegated to its competence by the Federal Law and the Charter.

The general meeting of shareholders shall not have the right to adopt decisions not included in the agenda of the general meeting of shareholders or to change the agenda.

The competence of the Supervisory Board of the issuer in accordance with its Charter:

The Supervisory Board shall effectuate current direction over the activity of the Bank except for the deciding of issues relegated by the effective legislation of the Russian Federation and the Charter to the competence of the general meeting of shareholders.

The following shall be relegated to the competence of the Supervisory Board::
- determination of priority lines of business for the Bank;
- convocation of an annual general or extraordinary meeting of shareholders except for cases provided for in item 8, Article 55 of the Federal "On Joint-Stock Societies";
- approval of the agenda of a general meeting of shareholders;
- determination of a date for drawing up a list of shareholders entitled to attend the general meeting and other issues relegated to the competence of the Supervisory Board in accordance with the provisions of Article VII of the Federal Law "On Joint-Stock Societies" concerning the preparation and transaction of general meetings;

- preliminary approval of annual reports of the Company;
- increase of the charter capital of the Bank by means of placing additional shares within the limits on the quantity and categories (types) of declared shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of placing them amongst shareholders;
- increase of the charter capital of the Bank by means of placing additional shares within the limits on the quantity and categories (types) of declared shares by an open subscription to ordinary shares in the amount constituting 25 percent and less of the previously placed ordinary shares;

- increase of the charter capital of the Bank by means of placing additional shares within the limits on the quantity and categories (types) of declared shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of placing them amongst shareholders;
- increase of the charter capital of the Bank by means of placing additional shares within the limits on the quantity and categories (types) of declared shares by an open subscription to preference shares;
- placement of additional shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of distribution thereof amongst shareholders;
- placement of debentures not convertible into shares and other emission securities not convertible into shares;
- approval of decisions concerning the issue of securities, security issue prospectus, reports on the results of issue of securities, making of alterations and amendments in them;
- determination of the price (monetary value) of property, a price for placement and repurchase of emission securities in cases provided for by the Federal Law "On Joint-Stock Societies";
- repurchase of shares placed by the Company in accordance with item 2, Article 72 of the Federal Law "On Joint-Stock Societies";
- repurchase of debentures and other securities placed by the Company in cases provided for by the Federal Law "On Joint-Stock Societies";
- approval of the results of repurchasing of shares acquired in accordance with item 1, Article 72 of the Federal Law "On Joint-Stock Companies";
- recommendations to the general meeting of shareholders as to the amount of remuneration and compensations to be paid to the members of the Internal Auditing Committee;
- determination of the amount of pay for the services of the auditor of the Company;
- recommendations to the general meeting of shareholders as to the amount of dividend on shares of all categories and the procedure for the payment thereof;
- recommendations to the general meeting of shareholders as to the distribution of profits and losses of the Company based on the results of the financial years;
- use of the reserves or others funds of the Bank;
- approval of the Company's internal documents except for internal documents regulating activities of the management bodies of the Company to be approved by resolution of the general meeting of shareholders and other internal documents of the Company the approval of which is relegated by the Charter to the competence of the one-person executive body of the Company, and the making of alterations in and amendments thereto;
- creation and closing of branches, creation and closing of representations of the Bank, approval of statutes on branches and representations, making of alterations in and amendments thereto, and appointment of heads of branches and representations and termination of their powers
- making of changes in the Charter connected with the creation of branches, opening of representations of the company and their closing;
- approval of major transactions in cases provided for by Chapter X of the Federal Law "On Joint-Stock Societies";
- approval of transactions provided for by Chapter XI of the Federal Law "On Joint-Stock Societies";
- approval of Registrar of the Company and the terms of contract therewith, and dissolution of the contract therewith;
- adoption of decision at any time to audit the financial and economic activities of the Company;
- appointment of a person authorized to sign a contract on behalf of the Company with a one-person executive body;
- determination of the lost of additional documents to be kept mandatorily at the Company;
- approval of the contract with a person who shall effectuate the powers of one-person executive body of the Company;
- adoption of a decision to terminate the powers of the one-person executive body of the Company;
- other issues provided for by the provided for by the Federal Law "On Joint-Stock Societies".

The competence of the one-person and collective executive organs of the issuer in accordance with its Charter (constituent documents):
The management of current activity of the Company shall be effectuated by the Director-General (a one-man executive organ of the Company).

The one-person executive organ shall report to the general meeting of shareholders and the Supervisory Board.
To the competence of the Director-General shall be relegated all issues of management of current activity of the Company except for questions relegated to the exclusive competence of the general meeting of shareholders and the Supervisory Board.

The Director-General shall organize the implementation of decisions adopted by general meetings of shareholders and the Supervisory Board.
The Director-General shall act without power of attorney on behalf of the Bank, including that s/he shall:

- effectuate the management of activities of the Company;
- have the right of first signature in financial documents;
- manages the property of the Company for ensuring its current activity within the limits established by the Charter;
- represent the interests of the Bank both within and without the Russian Federation, including in foreign countries;
- approve of staffing lists, conclude labor contracts with employees of the Company, apply incentive measures to employees and impose penalties thereon;
- conduct transactions on behalf of the Company except for cases provided for by the Federal Law "On Joint-Stock Societies" and the Charter of the Company;
- issue powers of attorney on behalf of the Company;
- open accounts of the Company in banks;
- organize book-keeping and reporting in the Company;
- issue orders and give instructions which shall be binding on all employees of the Bank;
- perform such other functions as may be necessary to achieve the objectives of the Company and ensure its normal operation in accordance with effective legislation and the Charter except for functions relegated by the Federal Law "On Joint-Stock Societies" and the Charter to the other executive organs of the Company.

The Director-General shall be elected by the general meeting of shareholders for a term of 4 years.
The issuer has no code of corporate conduct (management) or any similar document.
Changes in the Charter of the issuer and in the internal documents regulating the activities of the organs of the issuer over the reporting period , none.
The full text of the effective edition of the issuer's charter and internal documents regulating the activities of the issuer's management organs is provided for open access at the web-site www.vsmpo.ru in the Internet.

5.2. Information on persons included in the management organs of the issuer

Supervisory Board:
Chairman: Bresht, Vyacheslav Iosifovich, b.1953.
Members of the Supervisory Board:
Tetyukhin, Vladislav Valentinovich, b.1932.
Information about education: vocational postgraduate
Posts held in the last 5 years:
Period: 1999 – present time
Post: Director-General JSC VSMPO
Period: 1999 – present time

Post: chairman of the Supervisory Board of JSC "Union-BC "
Period: 1999 – present time
Post: Director-General Open Joint-Stock Society «AVISMA Titanium and Magnesium Works»
Period: 2000 – present time
Post: Director-General of Open Joint-Stock Company "Avitrans", Berezniki, Perm Oblast
Share of participation in the charter capital of the issuer: 0,001233 %
Shares in subsidiary / dependent societies of the issuer: 0.37 % in the charter capital of Open Joint-Stock Society «AVISMA Titanium and Magnesium Works»
Shares in subsidiary / dependent societies of the issuer: 19,98 % in the charter capital of Open Joint-Stock Insurance Company "Salda -ASKO "
Bresht, Vyacheslav Iosifovich, b.1953.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2000
Post: adviser to Director-General of JSC VSMPO
Period: 2000 – 2002
Post: assistant to the Director-General on foreign trade activities, JSC VSMPO
Period: 2002 - present time
Post: Assistant Director-General for marketing and sales, JSC VSMPO
Share in the charter capital of the issuer: 0.001345%
Shares in subsidiary / dependent companies of the issuer: 19.98% in the charter capital of JSC Insurance Company «Salda-ASKO»
Leder, Otto Reingoldovich, b.1938
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2002r
Post: leading expert/head of expert management group JSC VSMPO
Period: 2002 – 2003r
Post: acting head of Expenditure Control and Regulation Department, JSC VSMPO
Period: 2003 - present(true) time
Post: Assistant Director-General, JSC "Neostroi", Odintsovo-1
Share in the charter capital of the issuer: 0.000094%
Shares in subsidiary / dependent companies of the issuer: no shares
Melnikov, Nikolay Konstantinovich, b. 1955.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999
Post: head of Department of Marketing and Contractual Work, JSC VSMPO
Period: 1999 – 2001
Post: Deputy Manufacturing Director, JSC VSMPO
Period: 2001- 2003
Period: 2004 - present time
Post: Assistant Director-General for Production Planning and Management, JSC VSMPO
Share in the charter capital of the issuer: no shares
Shares in subsidiary / dependent companies of the issuer: no shares
Levin, Igor Vasilyevich, b. 1950.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2002r
Post: Chief Metallurgist, JSC VSMPO
Period: 2002 – present time
Post: Director for Science and Technology, JSC VSMPO
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
Malygin, Igor Leonidovich, b. 1961.
Information on education: secondary vocational

Posts in the last 5 years:
Period: 1999 - present time
Post: head, Press-Forging Shop, JSC VSMPO
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
Ol'khovik, Eugeny Nikolaevich, b. 1955.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999
Post: head, Financial-Economic department, JSC «Siberian-Ural Aluminum Company»
Period: 1999 – 2003
Post: from 1999 - Director-General, ZAO RENOVA
Period: 1999 – 2003
Post: Deputy Director-General, " ZAO Komvek "
Period: 1999 – 2000r
Post: Deputy Director-General for Corporate Development, JSC «Siberian-Ural Aluminum Company»
Period: 2000 – 2003r
Post: First Vice-President, «OAO SUAL-HOLDING»
Period: 2000 – present time
Post: First Deputy President – First Vice-President for Business in Russia, «OAO SUAL-HOLDING»
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
One-Person Organ of the issuer:
Tetyukhin, Vladislav Valentinovich, b. 1932.

The Registrar has no information as at 01.04.2004 on the holding of shares by persons participating in the executive management organs of the issuer who hold securities through nominal holders.

5.3. Information on remuneration, benefits and/or compensation of expenses for each management organ of the issuer

Total income of all members of the Supervisory Board for 2003: 6`540`490,26 rubles.
In accordance with the Regulations on the Supervisory Board, the remuneration for 2004 is determined and paid to the members of the Supervisory Board based on the resolution of the general meeting of shareholders in accordance with the performance results of the Company for the year; besides, the members of the Supervisory Board who are full-time staff employees of JSC VSMPO receive salaries in 2004 according to the staffing list of JSC VSMPO.

5.4. Information on the structure and competences of the organs auditing the financial and economic activities of the issuer

The financial, economic and legal activities of the Company are audited by the Auditing Committee.
Any shareholder and any person nominate by a shareholder may be a member of the Internal Auditing Committee.
The members of the Auditing Committee of the Company may not be concurrently members of the Supervisory Board or the executive organs of the Company.
The Internal Auditing Committee is elected at an annual general meeting for a term of 1 year and consists of at least three persons.
The Internal Auditing Committee elects Chairperson and secretary to the Internal Auditing Committee from among its members.

Verification (an internal audit) of the financial and business activities of the Company is carried out with regard to the results of the Company's performance for the year and at any time at the initiative of the Internal Auditing Committee itself, decision of a general meeting of shareholders, the Supervisory Board or a shareholder (shareholders) of the Company who holds in aggregate not less than 10 percent of the voting shares in the Company.

The following is relegated to the competence of the Internal Auditing Committee:
- verification of the Company's financial documents, accounting reports, conclusions of the property inventorying committee and comparison of the above documents with prime book keeping records;
- analysis of the book keeping, taxation, management and statistical books for correctness and comprehensiveness;
- analysis of the financial position of the Company, its solvency, liquidity of the assets, ratio between own and borrowed funds, net assets and the charter capital, identification of potential for improving the financial status of the Company, development of recommendations for the management organs of the Company;
- verification of the timeliness and correctness of payments made to the suppliers of products and services, payments to the budget and extrabudgetary funds, determination and payment of dividends, interest on debentures, discharge of other obligations;
- confirmation of data included in annual reports of the Company, annual accounting reports, profit and loss accounts, distribution of profit, reporting documents for taxation and statistic agencies, and State authorities;
- verification of the powers of the Director-General for concluding contracts on behalf of the Company;
- verification the validity of decisions adopted by the Supervisory Board, Director-General, liquidation committee and their compliance with the Charter and resolutions of the general meeting of shareholders;
- analysis of decisions of the general meeting of shareholders for their conformity to the law and the Charter.
The Internal Auditing Committee has the right:
- to demand personal explanations from members of the Supervisory Board, employees of the Company including any officials, on questions which are within the competence of the Internal Auditing Committee;
- to bring to the attention of the management organs issues concerning the responsibility of employees of the Company including officials in the event of violation by them of the Charter, provisions, rules and instructions adopted by the Company;
- to contract experts who do not occupy full-time positions in the Company in performing their functions.
At the demand of the Internal Auditing Committee persons occupying posts in the management organs of the Company are obliged to grant access to documents on the financial and economic activities of the Company.
The Internal Auditing Committee has the right to demand convocation of an extraordinary general meeting of shareholders in the procedure provided for by the Charter.
Following an audit of financial and economic activities of the Company the Internal Auditing Committee draws up a conclusion which should contain:
- confirmation that the data contained in the reports, and other financial documents of the Company are valid;
- information on any facts of violation of regulations concerning book keeping and presentation of financial reports stipulated by legal acts of the Russian Federation, and also of the laws of the Russian Federation in conducting financial and economic activities.

5.5. Information on persons who are members of the organs responsible for internal auditing of financial and business activities of the issuer

Named membership of the Internal Auditing Committee of the issuer for auditing its financial and business activities:
Ryzhova, Tatyana Eliseyevna, b.1950.
Information on education secondary vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: Chairperson of the Internal Auditing Committee
Share in the charter capital of the issuer: no share

Shares in subsidiary / dependent companies of the issuer: no shares
Kharlampieva, Lydia Kuzminichna, b. 1937.
Information on education higher vocational
Posts in the last 5 years:
Period: 1999 – 2001
Post: auditor
Period: 2001 – present time
Post: Deputy Chairperson of the Internal Auditing Committee
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
Nikiforova, Vera Vasilievna, b. 1937.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: auditor
Share in the charter capital of the issuer: 0.000282%
Shares in subsidiary / dependent companies of the issuer: no shares
Pryanichnikova, Nore Ivanovna, b. 1950.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 – 2001
Post: bookkeeper, shop No.16
Period: 2001 – present time
Post: auditor for financial and economic issues
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
Sokolova, Antonina Vladimirovna, b. 1962.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2001
Post: bookkeeper, shop No.60
Period: 2001 – present time
Post: auditor for financial and economic issues
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares

The Registrar has no information as at 01.04.2004 on the holding of shares by persons included in the bodies responsible for auditing financial and economic activities of the issuer who into account for the securities through nominal holders.

5.6. Information on the size of remuneration, benefits and/or compensation of expenses for the body responsible for auditing financial and economic activities of the issuer

Total income of all members of the Internal Auditing Committee for 2003: 880`487,12 rubles.
«Regulations Concerning the Activity of the Internal Auditing Committee of JSC VSMPO» regulate the payment of compensations and compensations to members of the Internal Auditing Committee. By resolution of the general meeting of shareholders, members of the Internal Auditing Committee may be paid remuneration or compensations of expenses connected with the performance of the functions of members of the Internal Auditing Committee. The total sum of such remunerations and compensations is determined by resolution of the general meeting of shareholders. There were no such remuneration and compensations in 2003.
The members of the Internal Auditing Committee working on a full-time basis receive compensation as salaries in the procedure effective for employees of the Company.

5.7. Data on staff numbers and general data on education and qualifications of the issuer and on changes in the staff numbers of the issuer

Indicator	Reporting period					
	1999	2000	2001	2002	2003	As at 01.04 2004
Average payroll numbers, persons.	13034	13408	14765	14866	15234	15166
Total salaries and wages, '000 Rb.	380407	579005	951519	1184550	1395517	366100
Total funds for social welfare, '000 Rb.	147403	221957	324497	383193	437663	121269
Total spendings, '000 Rb.	527810	800962	1276015	1567743	1833181	487368

Indicator	Reporting period					
	1999	2000	2001	2002	2003	As at 01.04 2004
Staff (employees) under the age of 25, %	12,0	12,2	12,3	12,4	16	15,6
Staff (employees) aged 25 to 35, %	25,3	25,3	25,3	25,2	26	25,8
Staff (employees) aged 35 to 55, %	55,2	54,7	55,2	54,5	53	52,4
Staff (employees) aged over 55, %	7,5	7,8	7,2	7,9	5	6,2
Total: Of these:	100,0	100,0	100,0	100,0	100,0	100,0
with secondary and/or complete general education, %	37,5	35,2	31,3	31,7	29,5	26,9
with primary and/or secondary vocational education, %	45,6	47,1	51,2	50,1	50.5	53,1
with postgraduate vocation education, %	16,7	17,5	17,2	17,9	19,6	19,6
with postgraduate vocational education, %	0,2	0,2	0,3	0,3	0,4	0,4

The employees (workers) of the issuer have set up a trade union: Local Trade Union of the Russian Trade Union of Aviation Industry Workers JSC VSMPO.

5.8. Information on any obligations of the issuer to the staff (employees) concerning the possibility of their participation in the charter (share) capital (share fund) of the issuer

The issuer has no agreements or obligations concerning the possibility of participation of the staff (workers) of the issuer in his charter capital.

VI. Information on participants (shareholders) of the issuer and on transactions of the issuer with vested interest for making them

6.1. Data on total number of shareholders (participants) of the issuer

The number of persons registered in the register of shareholders on the final date of the reporting quarter = 2659.
Including nominal holders =11.

6.2. Data on participants (shareholders) of the issuer who hold not less than 5 percent of its charter (share) capital (share fund) or not less than 5 percent of its ordinary shares, and data on the participants (shareholders) of such persons who hold not less than 20 percent of the charter (share) capital (share fund) or not less than 20 percent of their ordinary shares

Full and abbreviated name of the nominal holder of the issuer:
Closed joint-stock company «Deposit and Clearing Company» (ZAO DKK)
Location: 1st Tverskaya-Yamskaya 13, Moscow, 125047.
The size of the share in the charter capital of the issuer: 83,671.
Proportion of ordinary shares of the issuer which belong to him: 83,671.
The Registrar has no information as at 01.04.2004 on shareholders who account for their securities through nominal holders.

6.3. Information on the participatory share of the State or municipality in the charter (share) capital (share fund) of the issuer, availability of a special right ("golden share")

The State (municipality) has not share in the charter capital of the issuer.
No special right to the participation of the Russian Federation, subjects of the Russian Federation, municipal formations in the management of the issuer, a joint-stock company ("golden share) ") is provided for.

6.4. Information on limitations on participation in the charter (share) capital (share fund) of the issuer

There are no restrictions of the number of shares belonging to one shareholder and/or their total par-value, and/or maximum number of votes given to one shareholder.
There are no restrictions on the share of participation of foreign persons in the charter capital of the issuer.

6.5. Data on changes in the membership and size of participation of shareholders (participants) of the issuer who own not less than 5 percent of his charter (share) capital (share fund) or not less than 5 percent of his ordinary shares

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **6.05.1999**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz BS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 38,60
Proportion of ordinary shares held: 38,60

Full and abbreviated corporate name: Creditanstalt Financial Services Limited
Share in the charter capital of the issuer: 6,01
Proportion of ordinary shares held: 6,01

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the charter capital of the issuer: 15,5
Proportion of ordinary shares held: 15,5

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **10.05.2000**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 38,60
Proportion of ordinary shares held: 38,60

Full and abbreviated corporate name: Open joint-stock company «Avitrans» (OAO Avitrans)
Share in the charter capital of the issuer: 16,037
Proportion of ordinary shares held: 16,037

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the charter capital of the issuer: 15,5
Proportion of ordinary shares held: 15,5

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **23.04.2001**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 38,6098
Proportion of ordinary shares held: 38,6098

Full and abbreviated corporate name: Open joint-stock company Avitrans» (OAO Avitrans)
Share in the charter capital of the issuer: 8,1922
Proportion of ordinary shares held: 8,1922

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the charter capital of the issuer: 15,5
Proportion of ordinary shares held: 15,5

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **09.04.2002**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 38,6110
Proportion of ordinary shares held: 38,6110

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the charter capital of the issuer: 17,6037
Proportion of ordinary shares held: 17,6037

Full and abbreviated corporate name: Nikitas Brokerage Limited
Share in the charter capital of the issuer: 14,1312
Proportion of ordinary shares held: 14,1312

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **10.04.2003**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 42,9003
Proportion of ordinary shares held: 42,9003

Full and abbreviated corporate name: Nikitas Brokerage Limited
Share in the charter capital of the issuer: 13,1082
Proportion of ordinary shares held: 13,1082

Full and abbreviated corporate name: Open joint-stock company «AVISMA Titanium and Magnesium Works» (ОАО "АВИСМА")
Share in the charter capital of the issuer: 17,7025
Proportion of ordinary shares held: 17,7025

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **05.12.2003**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 8,1595
Proportion of ordinary shares held: 8,1595

Full and abbreviated corporate name: Limited liability company «RENOVA-INVESTITSII» (OOO RENOVA-INVESTITSII)
Share in the charter capital of the issuer: 5,5941
Proportion of ordinary shares held: 5,5941

Full and abbreviated corporate name: Colbridge Limited
Share in the charter capital of the issuer: 20,0000
Proportion of ordinary shares held: 20,0000

Full and abbreviated corporate name: Colgrove Limited
Share in the charter capital of the issuer: 6,3526
Proportion of ordinary shares held: 6,3526

Full and abbreviated corporate name: Finecroft Limited
Share in the charter capital of the issuer: 11,2499
Proportion of ordinary shares held: 11,2499

Full and abbreviated corporate name: Maxbay Limited
Share in the charter capital of the issuer: 6,3517
Proportion of ordinary shares held: 6,3517

Full and abbreviated corporate name: Rockcastle Enterprises Limited
Share in the charter capital of the issuer: 5,0812
Proportion of ordinary shares held: 5,0812

Full and abbreviated corporate name: Winfair Limited
Share in the charter capital of the issuer: 10,4888
Proportion of ordinary shares held: 10,4888

6.6. Information on transactions with vested interest conducted by the issuer

Based on the results for the latest reporting period, there have been no transactions for which there was vested interest.

6.7. Information on Accounts Receivable

Type of account receivable	Due date, '000 rubles					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Total accounts receivable, in-	664 517	0	296587	589604	224623	98058

<table>
<tr><td>cluding:</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>including:</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Overdue debts</td><td>0</td><td>0</td><td>0</td><td>524347</td><td>141821</td><td>49029</td></tr>
<tr><td>Buyers and customers</td><td>236780</td><td>0</td><td>296587</td><td>65 257</td><td>82802</td><td>49029</td></tr>
<tr><td>Bill receivable</td><td colspan="6" rowspan="5">According to Order of RF Ministry of Finance dated 22 July 2003 No.67н "On Forms of Accounting Reports of Organizations", starting from 2003 this information is not included in accounting reports.</td></tr>
<tr><td>Subsidiaries and dependent companies</td></tr>
<tr><td>Participants (promoters) in terms of contributions to charter capital</td></tr>
<tr><td>Prepayments</td></tr>
<tr><td>Other debtors</td></tr>
</table>

VII. Financial reports of the issuer and other financial information

7.1. Annual financial reports of the issuer

The annual financial reports of the issuer for the last completed financial year made according to the requirements of the legislation of the Russian Federation.
The annual financial reports of the issuer include:
a) Balance Sheet – Form No.1
b) Profit and Loss Account – Form No.2
c) Attachment to Balance Sheet and Profit and Loss Account:
- Report on Changes in Capital – Form No.3;
- Cash Flow Statement – Form No.4;
- Attachment to Balance Sheet – Form No.5;

d) Auditor's Conclusion, issued on the basis of the result of a compulsory audit of the financial statements in accordance with legislation of the Russian Federation.

BALANCE SHEET

		Codes
	Form No. 1 according to OKUD	0710001
As at 1 January 2004	Date (year, month, day)	
Organization: Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form of ownership: Open joint-stock company	KOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Location (address) Verkhnaya Salda, Sverdlovsk Oblast

ASSETS	Indicator code	At beginning of year	At end of reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1 311	1 266
Tangible assets	120	1 339 897	1 966 585
Construction in progress	130	703 189	841 080
Income-bearing investments in material assets	135	-	-
Long-term financial investments	140	70 259	915 254
Deferred tax assets	145	-	69
Other fixed assets	150	-	-
TOTAL over Section I	190	2 114 656	3 724 254
II. CURRENT ASSETS			
Inventories including:	210	3 215 343	3 888 810
Raw and other materials and other similar assets	211	976 523	907 946
livestock breeding and fattening	212	-	-
work in progress	213	827 219	1 102 521
finished products and goods for resale	214	706 577	925 828
goods in transit	215	697 678	944 258
Deferred expenses	216	7 346	8 257
other inventories and costs	217	-	-

Value added tax on assets acquired	220	367 238	517 178
Accounts receivable (due in more than 12 months after reporting date) including:	230	-	-
buyers and customers	231	-	-
Accounts receivable (due within 12 months after reporting date) including:	240	1 693 415	1 724 344
buyers and customers	241	641 061	678 887
Short-term financial investments	250	712 579	175 827
Cash	260	17 809	32 122
Other current assets	270	-	-
TOTAL over Section II	290	6 006 384	6 338 281
BALANCE	300	8 121 040	10 062 535

CAPITAL AND LIABILITIES	Indicator code	At beginning of year	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	10 626	10 626
Own shares repurchased from shareholders	411	-	-
Paid-in surplus	420	1 359 991	1 359 991
Reserve capital including:	430	624	624
reserves formed in accordance with legislation	431	624	624
reserves formed in accordance with constituent documents	432	-	-
Retained profit (uncovered loss)	470	4 243 918	5 523 333
TOTAL over Section III	490	5 615 159	6 894 574
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
Deferred tax	515	-	12 415
Other long-term liabilities	520	-	-
TOTAL over Section IV	590	-	12 415
V. SHORT-TERM LIABILITIES			
Loans and credits	610	1 319 722	1 694 902
Accounts payable including:	620	1 185 964	1 446 225
suppliers and contractors	621	317 641	469 494
payroll	622	1 998	2 213
state extrabudgetary funds	623	25 928	43 302

taxes and duties	624	385 366	354 067
other creditors	625	455 031	577 149
Debts to participants (promoters) in terms of income payment	630	-	-
Deferred income	640	195	402
Reserves for prepaid expenses)	650	-	14 017
Other short-term liabilities	660	-	-
TOTAL over Section V	690	2 505 881	3 155 546
BALANCE	700	8 121 040	10 062 535

INFORMATION ON ASSETS ACCOUNTED FOR IN OFF BALANCE SHEET ACCOUNTS

Name of indicator	Indicator code	At beginning of reporting period	At end of reporting period
1	2	3	4
Leased fixed assets	910	-	-
including under leasing agreements	911	-	-
Tangible assets received for custody	920	-	-
Goods accepted on commission	930	-	-
Written-off debts of insolvent debtors	940	9 973	26 839
Securities for obligations and payments received	950	-	-
Securities for obligations and payments issued	960	-	100
Wear and tear of housing	970	-	-
Wear and tear of improvements and other similar assets	980	-	-
Intangible assets received for use	990	-	-

PROFIT AND LOSS ACCOUNT

		Codes
	Form No. 2 according to OKUD	0710002
As at 1 January 2004	Date (year, month, day)	
Organization: Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form or ownership: Joint-stock company	OKOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Address Verkhnaya Salda, Sverdlovsk Oblast .

Indicator		For reporting period	For same period of previous year
Name	Code		
1	2	3	4
Income and expenses on ordinary activities			
Proceeds (net) from sales of goods, products, works, services (less value added tax, excises and similar payments)	010	8 369 550	8 768 747
Cost of goods, products, works, services sold	020	(5 223 431)	(4 902 957)
Gross profit	029	3 146 119	3 865 790
Trade expenses	030	(223 645)	(209 615)
Management expenses	040	(904 923)	(826 804)
Profit (loss) from sales	050	2 017 551	2 829 371
Other income and expenses			
Interest receivable	060	34 900	94 376
Interest payable	070	(97 038)	(86 255)
Income from participation in other organizations	080	-	-
Other operating income	090	5 179 708	6 511 012
Other operating expenses	100	(5 453 051)	(6 804 896)
Extraordinary income	120	493 492	139 106
Extraordinary expenses	130	(414 760)	(641 161)
Profit (loss) before tax	140	1 760 802	2 041 553
Deferred tax assets	141	69	-
Deferred tax liabilities	142	(12 415)	-
Current tax on profit	150	(469 041)	(651 223)
Net profit (loss) for reporting period	190	1 279 415	1 390 330
For reference. Permanent tax liabilities (assets)	200	58 794	-
Basic profit (loss) per share		-	-

Diluted profit (loss) per share		-	-

DESCRIPTION OF INDIVIDUAL PRODIT AND LOSS ITEMS

Indicator		For reporting period		For same period of previous year	
Name	Code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits acknowledged or for which court (arbitration court) resolutions on recovery thereof received	210	63	1 395	53	2 038
Profit (loss) for previous years	220	227 253	45 536	34 452	9 524
Recovery of damage caused by failure to meet or improper fulfillment of obligations	230	20	40	-	101
Exchange rate difference in operations involving foreign currency	240	186 625	79 854	50 516	67 187
Deductions to evaluation reserves	250	x	-	x	-
Writing off accounts receivable and payable for which limitation period has expired	260	38 927	26 839	20 004	9 973

REPORT ON CHANGES IN CAPITAL

		Codes
	Form No. 3 according to OKUD	0710003
for 2003	Date (year, month, day)	
Organization: JSC Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form of ownership:	OKOPF/	47/34
Joint-stock company	OKFS	
Unit of measurement:'000 Rb.	OKEI	384

I. Change in Capital

Indicator		Charter capital	Paid-in surplus	Reserve capital	Retained profit (uncovered loss)	Total
Name	Code					
1	2	3	4	5	6	7
Balance as at 31 December of year preceding previous year 2002 (previous year)	10	11 806	1 359 991	624	2 853 588	4 226 009
Changes in accounting policy	11	x	x	x	-	-
Result of revaluation of fixed assets	12	x	-	x	-	-
Balance as at 1 January of previous year	20	11 806	1 359 991	624	2 853 588	4 226 09
Result of foreign currency translation	23	x	-	x	x	-
Net profit	25	x	x	x	1 390 330	1 390 330
Dividends	26	x	x	x	(-)	(-)
Deductions to reserve fund	30	x	x	-	(-)	-
Increase in capital as a result of: Additional issue of shares	41	-	x	x	x	-
Increase in par value of shares	42	-	x	x	x	-
Reorganization of legal entity	43	-	x	x	-	-
Decrease in capital as a result of: Decrease in par value of shares	51	(-)	x	x	x	(-)
Decrease in the number of shares	52	(1 180)	x	x	x	(1 180)

Reorganization of legal entity	53	9-)	x	x	(-)	(-)
Balance as at 31 December of previous year 2003 (reporting year)	60	10 626	1 359 991	624	4 243 918	5 615 159
Changes in accounting policy	61	x	x	x	-	-
Result of revaluation of fixed assets	62	x		x	-	-
Balance as at 1 January of reporting year	100	10 626	1 359 991	624	4 143 918	5 615 159
Result of foreign currency translation	103	x	-	x	x	-
Net profit	105	x	x	x	1 279 415	1 297 415
Dividends	106	x	x	x	(-)	-
Deductions to reserve fund	110	x	x	-	(-)	-
Increase in capital as a result of: Additional issue of shares	121	-	x	x	x	-
Increase in par value of shares	122	-	x	x	x	-
Reorganization of legal entity	123	-	x	x	-	-
Decrease in capital as a result of: Decrease in par value of shares	131	(-)	x	x	x	(-)
Decrease in the number of shares	132	(-)	x	x	x	(-)
Reorganization of legal entity	133	(-)	x	x	(-)	(-)
Balance as at 31 December of reporting year	140	10 626	1 359 991	624	5 523 333	6 894 574

II. Reserves

Indicator		**Balance**	**Received**	**Utilized**	**Balance**
Name	**Code**				
1	2	3	4	5	6
Reserves formed in accordance with legislation: Reserve fund					
Name of reserve					
Data for previous year		624	-	(-)	624
Data for reporting year		624	-	(-)	624
Name of reserve					
Data for previous year		-	-	(-)	-

Data for reporting year		-	-	(-)	-
Reserves formed in accordance with constituent documents:					
Name of reserve					
Data for previous year		-	-	(-)	-
Data for reporting year		-	-	(-)	-
Name of reserve					
Data for previous year		-	-	(-)	-
Data for reporting year		-	-	(-)	-
Estimated reserves:					
Provision for doubtful debts					
Name of reserve					
Data for previous year		-	-	(-)	-
Data for reporting year		-	-	(-)	-
Provision for security of investments in CB					
Name of reserve					
Data for previous year		-	-	(-)	-
Data for reporting year		-	-	(-)	-
Name of reserve					
Data for previous year		-	-	(-)	-
Data for reporting year		-	-	(-)	-
Provision for future expenses:					
For holiday pay					
Name of reserve					
Data for previous year		-	182 704	(182 704)	-
Data for reporting year		-	210 268	(210 268)	-
Repair of fixed assets					
Name of reserve					
Data for previous year		8 315	382 558	(390 873)	-
Data for reporting year		-	351 364	(337 347)	14 017

INFORMATION

Indicator		Balance at beginning of reporting year	Balance at end of reporting period
Name	**Code**		
	2	3	4

1	2	3		4	
1) Net assets	200	From budget 5 615 354		From extrabudgetary funds [illegible] 976	
		For reporting year	For previous year	For reporting year	For previous year
		3	4	5	6
2) Received for: expenses on ordinary activities – total,	210	-	-	32 482	
including:		-	-	-	-
research		-	-	-	-
other purposes		-	-	32 482	21 850
Capital investments in fixed assets,	220	-	-	-	-
including:		-	-	-	-

CASH FLOW STATEMENT

		Codes
	Form No. 4 according to OKUD	0710004
For 2003	Date (year, month, day)	
Organization: JSC Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form of ownership: Joint-stock company	OKOPF/ OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Indicator		For reporting period	For same period of previous year
Name	Code		
1	2	3	4
Cash balance at beginning of reporting year	10	17 809	17 907
Cash flow in respect of operating activities			
Funds from buyers and customers	20	9 625 940	8 842 828
Funds from operations involving foreign currencies	30	5 214 578	5 534 787
Other income	50	2 188 525	3 869 039
Funds spent on:			
Payment for goods, works, services, raw materials and other current assets acquired	150	(6 820 197)	(10 114 603)
salaries and wages	160	(1 037 032)	(747 457)
dividends, interest	170	-	-
taxes and duties	180	(786 915)	(805 904)
extrabudgetary funds	181	(391 272)	(344 568)
purchasing foreign currency	182	(687 089)	-
selling foreign currency	183	(4 537 990)	(5 537 450)
other expenses	190	(2 408 708)	(193 693)
Net cash from operating activities	200	359 840	502 979
Investing activities			
Proceeds from sale of tangible assets and other fixed assets	210	1 113	4 492 -
Proceeds from sale of securities and other financial investments	220	1 526 360	-
Dividends received	230	209	-

Interest received	240	-	-
Proceeds from repayment of loans given to other organizations	250	-	-
Acquisition of subsidiary undertakings	280	(861 919)	-
Acquisition of tangible assets, income-bearing investments in tangible and in-tangible assets	290	(483 801)	(357 616)
Acquisition of securities and other financial investments	300	(27 359)	(88 934)
Loans given to other organizations	310	(812 526)	(720 050)
Net cash from investing activities	340	(657 923)	(1 162 108)
Financing			
Proceeds from issue of share or other participatory securities	350	-	-
Proceeds from loans and credits given by other organizations	360	5 462 599	3 794 574
Repayment of loans and credits (less interest)	390	(4 974 546)	(3 135 543)
Repayment of finance lease obligations	400	-	-
Net cash from financing	410	488 053	659 031
Net increase (decrease) in cash and cash equivalents	420	189 970	(98)
Cash balance at end of reporting period	430	207 779	17 809
Effects of fluctuations in foreign currency exchange rates with respect to the ruble	440		

Line 430(gr.3) is equal to form 1 (gr.4) line 260 (less account 57 for the amount of 125,000 Rb.) plus line 250 (less account 58 for the amount of 45,000 Rb.)

ATTACHMENT TO BALANCE SHEET

		Codes
	Form No. 5 according to OKUD	0710005
For 2003	Date (year, month, day)	
Organization: JSC Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form of ownership: Joint-stock company	OKOPF/ OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Intangible Assets

Indicator		At beginning of reporting year	Received	Retired	At end of reporting year
Name	Code				
1	2	3	4	5	6
Intellectual property (exclusive rights to results of intellectual property)	10	2 247	306	(40)	2 513
including: rights of patent holder to invention, prototype, useful model	11	2 247	306	(40)	2 513
holder of rights to computer programs, databases	12	-	-	(-)	-
holder of rights to typologies of integrated circuits	13	-	-	(-)	-
Rights of trademark and service mark owner, place of origin of goods	14	-	-	(-)	-
Rights of patent holder to selection achievements	15	-	-	(-)	-
Organizational expenses	20	-	-	(-)	-
Goodwill	30	-	-	(-)	-
Other	40	-	-	(-)	-

Indicator	At beginning of reporting	At end of reporting

Name	Cod e	year	period
1	2	3	4
Amortization of intangible assets - total including:	50	936	1 247

Tangible Assets

Indicator		At beginning of reporting year	Received	Retired	At end of reporting period
Name	Cod e				
1	2	3	4	5	6
Buildings	110	627 417	51 767	(35 419)	643 765
Plant and intermediate devices	111	542 234	15 471	(10 883)	546 822
Machinery and equipment	112	2 476 696	611 453	(84 481)	3 003 668
Transport	113	64 742	10 474	(8 669)	66 547
Fixtures and fittings	114	74 794	120 690	(9 665)	185 819
Work livestock	115	-	-	-	-
Productive livestock	116	-	-	-	-
Perennial plants	117	641	-	-	641
Other types of tangible assets	118	111 409	45 510	(8 067)	148 852
Land and natural objects	119	-	61 576	-	61 576
Capital investments in land improvement	120	-	-	-	-
Total	130	3 897 933	916 941	(157 184)	4 657 690

Indicator		At beginning of reporting year	At end of reporting period
Name	Cod e		
1	2	3	4
Depreciation of tangible assets – total	140	2 558 036	2 691 105
including: buildings and structure	141	655 228	671 633
machinery, equipment, transport	142	1 852 146	1 946 823
Other	143	50 662	72 649
Fixed assets leased out – total	150	19 227	21 497
including: buildings	151	6 159	5 962

structures	152	237	148
Tangible assets for conservation	155	662 823	221 998
Tangible assets received in lease – total	160	-	-
including: real estate received for operation and maintenance which are in the course of state registration	165	-	11 390

	Code	At beginning of reporting year	At end of reporting period
1	2	3	4
For reference. Result of revaluation of tangible assets:	170	-	-
Initial (replacement) cost	171	-	-
Depreciation	172	-	-

	Code	At beginning of reporting year	At end of reporting period
1	2	3	4
Change in value of tangible assets as a result of completion of construction, equipment, reconstruction, partial liquidation	180	341 115	375 191

Income-bearing investments in tangible assets

Indicator		At beginning of reporting year	Received	Retired	At end of reporting period
Name	Code				
1	2	3	4	5	6
Assets for leasing	210	-	-	(-)	-
Assets made available under hire agreement	220	-	-	(-)	-
Other	230	-	-	(-)	-
Total	240	-	-	(-)	-

	Code	At beginning of reporting year	At end of reporting period
1	2	3	4
Depreciation of income-bearing investments in tangible assets	250	-	-

Expenses in research and design

Type of work		Available at beginning of reporting year	Received	Written off	Available at end of reporting period
Name	Code				
1	2	3	4	5	6
Total	310	-	24 503	(24 503)	-
including:		-	-	(-)	-
		-	-	(-)	-
		-	-	(-)	-

	Code	At beginning of reporting year	Available at end of reporting period
	2	3	4
For reference. Total expenses in non-completed research and design work	320	-	-

	Code	For reporting period	For same period in previous year
	2	3	4
Total expenses on research and design which did not yield positive results and referred to extraordinary charges	330	-	-

Expenses on Development of Natural Resources

Indicator		Balance at beginning of reporting period	Received	Written off	Balance at end of reporting period
Name	Code				
1	2	3	4	5	6
Expenses on development of natural resources - total	410	-	-	(-)	-
including:		-	-	(-)	-

	Code	At beginning of reporting year	Available at end of reporting period
	2	3	4

For reference. Total expenses on subsurface areas, non-completed exploration and assessment of deposits, prospecting and (or) hydrogeological explorations and other similar work.	420	-	-
Total expenses on development of natural resources referred in reporting period to extraordinary charges as unsuccessful	430	-	-

Financial investments

Indicator		Long-term		Short-term	
Name	Code	At beginning of reporting year	At end of reporting period	At beginning of reporting year	At end of reporting period
1	2	3	4	5	6
Contributions to charter (share) capital of other organizations - total	510	52 901	914 654	-	-
Including subsidiaries and dependent economic entities	511	33 395	901 532	-	-
State and municipal securities	515	-	-	-	-
Securities of other organizations – total	520	-	-	-	-
Including debt securities (bonds, bills of exchange)	521	-	-	-	-
Loans given	525	16 758	-	712 579	45
Deposits	530	-	-	-	175 782
Other	535	600	600	-	-
Total	540	70 259	915 254	712 579	175 827
Of total amount, financial investments having current market price: Investments in charter (share) capitals of other organizations – total		-	-	-	-
Including subsidiaries and dependent economic entities		-	-	-	-
State and municipal securities		-	-	-	-
Securities of other organizations – total		-	-	-	-
Including debt securities (bonds, bills of exchange)		-	-	-	-
Other		-	-	-	-
Total		-	-	-	-
For reference.					

For financial investments having current market price, change in price as a result of value correction	580	-	-	-	-
For debt securities, difference between initial cost and nominal cost is referred to financial result for reporting period	590	-	-	-	-

ACCOUNTS RECEIVABLE AND PAYABLE

Indicator		Balance at beginning of reporting year	Balance at end of reporting period
Name	Code		
1	2	3	4
Accounts receivable: Short-tem – total	610	1 693 415	1 724 344
including: settlements of accounts with buyers and customers	611	641 061	678 887
advanced funds	612	749 572	714 760
other	613	302 782	330 697
Long-term - total	620	-	-
including: settlements of accounts with buyers and customers	621	-	-
advanced funds	622	-	-
other	623	-	-
Total	630	1 693 415	1 724 344
Accounts payable: Short-term – total	640	2 505 686	3 141 127
including: settlements of accounts with suppliers and contractors	641	317 641	469 494
advances received	642	136 887	234 377
taxes and duties	643	385 366	354 067
Credits	644	1 227 715	1 626 713
Loans	645	92 007	68 189
Other	646	346 070	388 287

Long-term - total	650	-	-
including: Credits	654	-	-
Loans	655	-	-
Total	660	2 505 686	3 141 127

Expenses on ordinary activities (by cost elements)

Indicator		**For reporting year**	**For previous year**
Name	**Code**		
1	2	3	4
Tangible costs	710	4 756 456	4 410 435
Payroll costs	720	1 322 112	1 121 790
Deductions to social needs	730	446 539	380 033
Depreciation	740	152 393	161 143
Other costs	750	642 388	617 350
Total over cost elements	760	7 328 888	6 690 651
Changes in balances (gain [+], decrease [-]); unfinished goods	765	+275 302	"+224 088
Deferred expenses	766	+910	"+6 341
Provision for future expenses	767	+14 017	-8 315

Pledge Securities

Indicator		Balance at beginning of reporting year	Balance at end of reporting period
Name	Code		
1	2	3	4
Total received	810	-	-
including: bills of exchange	811	-	-
Pledged property	820	-	-
including: tangible assets	821	-	-
securities and other financial investments	822	-	-
other	823	-	-
Total issued	830	-	100
including: bills of exchange	831	-	100

Property pledged as collateral	840	673 641	642 138
including: tangible assets	841	673 641	642 138
Securities and other financial investments	842	-	-
other	843	-	-

State support

Indicator		**Reporting period**		**For same period in previous year**	
Name	**Code**				
1	2	3		4	
Total budget funds received in reporting year	910	-		-	
		At beginning of reporting year	Received in reporting period	Returned in reporting period	At end of reporting period
Budget credits– total Including	920	-	-	-	-

Auditor's report on the financial (accounting) reports of JSC «Verkhnaya Salda Metallurgical Association (VSMPO)» for 2003.

24 March 2004 Ref. No.Л25-04

Addressee: JSC VSMPO

Auditor;

Name: Closed joint-stock company «Analytic Express».

Location: Building 2, Gazteny Per. 3, Moscow, 103918,

State registration: Certificate of state registration of ZAO Analytic Express No. 539688

License of the Ministry of Finance of the Russian Federation No. E 005434 issued by the Ministry of Finance of the Russian Federation on 09 December 2003 (for a term of five years) to conduct audit activities.

Entity audited:

Name: Open joint-stock company "VSMPO".

Location: 1 Parkovaya Str., Verkhnaya Salda, Sverldovsk Oblast.

Detail of the certificate of registration: series 66 No. 000814103, Date of issue 01.07.2002, issued by Interdistrict Inspection of the Ministry of Taxation of the Russian Federation No.1 for Sverdlovsk Oblast.

INN 6607000556, KPP 660701001.

We have audited the accompanying financial (accounting) reports of the organization JSC VSMPO for the period from 1 January to 31 December 2003 inclusive. The financial (accounting) reports of JSC VSMPO consist of:

Balance Sheet (form No. 1);

Profit and Loss Account (form No. 2);

Report on Changes in Capital (form No. 3);

Cash Flow Statement (form No. 4);

Attachments to Balance Sheet (form No. 5);

Explanatory Note.

The preparation and presentation of these financial (accounting) reports is the responsibility of the executive management organ of the organization JSC VSMPO. Our responsibility is to express an opinion, in all material aspects, on the accuracy of these se reports and the conformity of the accounting practices to the legislation of the Russian Federation on the basis of our audit.

We have conducted our audit in accordance with:

the Federal Law "On Auditing Activities" No. 119-ФЗ dated 7 August 2001 ;

the federal regulations (standards) of audit activity approved by the resolution of the Government of the Russian Federation No.696 dated 23.09.2002, the auditor's corporate regulations (standards) of audit activity.

We planned and performed the audit so as to obtain reasonable assurance about whether the financial (accounting) reports are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial (accounting) statements of information on financial and business activity. An audit also includes assessing the accounting principles and practices, rules of preparation of financial (accounting) reports, and significant estimates made by the management of the audited person as well as evaluating the overall financial (accounting) statement presentation. We believe that our audit provides a reasonable basis for our opinion on the accuracy, in all material respects, of the financial (accounting) reports and the conformity of the accounting practices to the legislation of the Russian Federation.

As a result of our audit we have not detected any substantial violations of the applicable rules for the preparation of financial (accounting) reports and accounting practices but there is uncertainty in relation to the final results of a field tax inspection of the company for the previous tax period which was conducted at the company in the reporting period and for which no report on the results of the inspection has been available until now.

In our opinion, except for the possible effect of the circumstances referred to in the previous section on the financial (accounting) reports, the financial (accounting) reports of the organization SC VSMPO present fairly, in all material respects, its financial position as at 31 December 2003 and the results of its financial and business operations in the period from 1 January to 31 December 2003 inclusive.

24 March 2004

Director-General

Audit Firm

ZAO «Analytic Express» Yu.Gritsun

Auditor qualification certificate No. K003059, issued on 14 April 2003 by the Ministry of Finance of the Russian Federation for an unlimited term.

Lead Auditor

of the Auditing Firm

«Analytic Express» Postelnikov A.A.

Auditor qualification certificate No. K003226, issued on 14 April 2003 by the Ministry of Finance of the Russian Federation for an unlimited term.

7.2. Quarterly accounting reports of the issuer for the last full reporting quarter

The quarterly accounting reports of the issuer for the reporting quarter have been prepared in accordance with the requirements of the legislation of the Russian Federation.
The issuer's quarterly accounting reports include:
a) Balance Sheet – form No.1
б) Profit and Loss Account – form No.2

BALANCE SHEET

		Codes
	Form No. 1 according to OKUD	710001
As at 1 April 2004	Date (year, month, day)	
Organization: JSC VSMPO	OKPO	07510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form of ownership: Joint-stock company	KOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Location (address) Verkhnaya Salda, Sverdlovsk Oblast

ASSETS	Code of indicator	At beginning of reporting year	At end of reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1266	1 203
Tangible assets	120	1966 585	2 028 018
Construction in progress	130	841 080	855 423
Income-bearing investments in tangible assets	135	0	0
Long-term financial investments	140	915 254	915 254
Deferred tax assets	145	69	69
Other fixed assets	150	0	0
TOTAL over Section I	190	3 724 254	3 799 967
II. CURRENT ASSETS			
Inventories Including:	210	3 888 810	4 192 652
Raw and other materials and other similar assets	211	907 946	986 388
livestock for breeding and fattening	212	0	0
work in progress	213	1 102 521	1 207 024
finished goods and goods for resale	214	925 828	1 027 117
goods in transit	215	944 258	965 784

prepaid expenses	216	8 257	6 339
other inventories and costs	217	0	0
Value added tax on assets acquired	220	517 178	532 422
Accounts receivable (due in more than 12 months after reporting date) including:	230	0	0
Buyers and customers	231	0	0
Accounts receivable (due within 12 months from reporting date) including:	240	1 724 344	1 873 389
Buyers and customers	241	678 887	730 455
Short-term financial investments	250	175 827	142 473
Cash	260	32 122	72 335
Other current assets	270	0	0
TOTAL over Section II	290	6 338 281	6 813 271
BALANCE	300	10 062 535	10 613 238

CAPITAL AND LIABILITIES	Code of indicator	At beginning of reporting year	At end of reporting period
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Charter capital	410	10 626	10 626
Own shares repurchased from shareholders	411	(0)	(0)
Paid-in surplus	420	1 359 991	1 359 991
Reserve capital including:	430	624	624
reserves formed in accordance with legislation	431	624	624
reserves formed in accordance with constituent documents	432	0	0
Retained profit (uncovered loss)	470	5 523 333	6 014 717
TOTAL over Section III	490	6 894 574	7 385 955
IV. LONG-TERM LIABILITIES			
Loans and credits	510	0	0
Deferred tax liabilities	515	12 415	14 637
Other long-term liabilities	520	0	0
TOTAL over Section IV	590	12 415	14 637
V. SHORT-TERM LIABILITIES			
Loans and credits	610	1 694 902	1 599 984
Accounts payable including:	620	1 446 225	1 541 675
suppliers and contractors	621	469 494	404 332
payroll	622	2 213	1 711
state extrabudgetary funds	623	43 302	36 471
taxes and duties	624	354 067	432 863
other creditors	625	577 149	666 298
Debts to participants (promoters) in terms of income payment	630	0	0
Deferred income	640	402	398
Reserves for prepaid expenses)	650	14 017	70 589
Other short-term liabilities	660	0	0
TOTAL over Section V	690	3 155 546	3 212 646
BALANCE	700	10 062 535	10 613 238

INFORMATION ABOUT AVAILABILITY OF ASSETS,

Name of indicator	Code of indicator	At beginning of reporting	At end of reporting period

		year	
1	2	3	4
Leased fixed assets	910	0	0
including under leasing agreements	911	0	0
Tangible assets received for custody	920	0	0
Goods accepted on commission	930	0	0
Written-off debts of insolvent debtors	940	26 839	5 676
Securities for obligations and payments received	950	0	0
Securities for obligations and payments issued	960	100	100
Wear and tear of housing	970	0	0
Wear and tear of improvements and other similar assets	980	0	0
Intangible assets received for use	990	0	0

PROFIT AND LOSS ACCOUNT

		Codes
	Form No. 2 according to OKUD	710002
As at 1 April 2004	Date (year, month, day)	
Organization: JSC Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form or ownership: Joint-stock company	OKOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Address Verkhnaya Salda, Sverdlovsk Oblast.

Indicator		**For reporting period**	**For same period in previous year**
Name	**Code**		
1	2	3	4
Income and expenses with regard to ordinary activities			
Proceeds (gross) from sales of goods, products, works and services (net of value added tax, excises and similar payments)	010	2 343 760	1 964 068
Cost of goods, products, works and services sold	020	(1 564 999)	(1 112 237)
Gross profit	029	778 761	851 831
Trade expenses	030	(60 166)	(49 847)
Management expenses	040	(235 989)	(191 462)
Profit (loss) from sales	050	482 606	610 522
Other income and expenses			
Interest receivable	060	100	29 740

Interest payable	070	(23 020)	(20 236)
Income from participation in other organizations	080	0	0
Other operating income	090	1 715 225	1 276 670
Other operating expenses	100	(1 778 780)	(1 357 844)
Extraordinary income	120	377 680	113 010
Extraordinary expenses	130	(108 524)	(83 475)
Profit (loss) before tax	140	665 287	568 387
Deferred tax assets	141	0	0
Deferred tax liabilities	142	(2 222)	0
Current tax on profit	150	(171 681)	(150 416)
Net profit (loss) for reporting period	190	491 384	417 971
For reference. Permanent tax liabilities (assets)	200	14 234	0
Base profit (loss) per share		0	0
Diluted profit (loss) per share		0	0

DESCRIPTION OF INDIVIDUAL PROFIT AND LOSS ITEMS

Indicator		**For reporting period**		**For similar period of previous year**	
Name	**Code**	**profit**	**loss**	**profit**	**loss**
1	2	3	4	5	6
Fines, penalties and forfeits acknowledged or for which court (arbitration court) resolutions on recovery thereof received	210	11	25	63	33
Profit (loss) for previous years	220	39 527	14 445	51 130	3 423
Recovery of damage caused by failure to meet or improper fulfillment of obligations	230	0	80	15	39
Exchange rate difference in operations involving foreign currency	240	39 403	16 246	29 352	10 545
Deductions to evaluation reserves	250	x	0	x	
Writing off accounts receivable and payable for which limitation period has expired	260	0	5 676	13 918	16 758

7.3. Consolidated accounting reports of the issuer for the last full financial year

The consolidated accounting reports of the issuer for the last full financial year is included in the quarterly report for the second quarter.

7.4. Information on total exports and the proportion of exports in total sales

Name of indicator	1999	2000	2001	2002	2003	2004 1st quarter
I. Income and expenses with regard to ordinary activities						
1. Proceeds (net) from sales of goods, products, works and services (net of VAT, excises and similar compulsory payments), '000 Rb.	3 298 051	4 624 299	7 346 341	8 768 747	8369550	2343760
including						
2. Proceeds (net) from exports of goods, '000 Rb.	2 048 579	2 788 976	5 081 134	4 885 681	4510042	1308276
3. Share of income from exports in total sales, %	62.1	60.3	69.2	55.7	53.9	55.8

7.5. Information on significant changes in the issuer's property which have taken place since the final date of the last full financial year

No substantial changes in the fixed assets of the issuer have taken place after the final date of the last full financial year till the final date of the reporting quarter.

7.6. Information on the participation of the issuer in litigations in cases where such participation could have a substantial effect on the financial and business activities of the issuer

The issuer has not taken part in any litigation which could have a substantial effect on the financial and business activities of the issuer.

VIII. Additional information on the issuer and emission securities placed by him

8.1. Additional information on the issuer

8.1.1. Information on size and structure of the charter (share) capital (share fund) of the issuer

Size of the issuer's charter capital as at 01.04.2004: 10`625`600 rubles.

Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 10`625`600
Total par value: 10`625`600 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none

8.1.2. Information on changes in the size of the charter (share) capital (share fund) of the issuer

Size of the issuer's charter capital as at 01.01.1998: 4`157`004 rubles.

Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 4`157`004
Total par value: 4`157`004 rubles
Proportion in the charter capital: 100%

Preference shares: none
Total par value: none
Proportion in the charter capital: none

Size of the issuer's charter capital as at 06.04.1998: 8`314`008 rubles.
Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 8`314`008
Total par value: 8`314`008 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none
Name of the issuer's management organ which adopted the decision to change the size of the issuer's charter capital: general meeting of shareholders
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the issuer's charter capital was adopted: numberless, dated 16.01.1998

Size of the issuer's charter capital as at 22.05.1998: 11`806`008 rubles.
Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 11`806`008
Total par value: 11`806`008 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none
Name of the issuer's management organ which adopted the decision to change the size of the issuer's charter capital: Supervisory Board
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the issuer's charter capital was adopted: numberless, dated 23.04.1998

Size of the issuer's charter capital as at 12.07.2002: 10`625`600 rubles.
Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 10`625`600
Total par value: 10`625`600 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none
Name of the issuer's management organ which adopted the decision to change the size of the issuer's charter capital: general meeting of shareholders
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the issuer's charter capital was adopted: numberless, dated 24.05.2002

8.1.3. Information on the formation and use of reserve fund and other funds of the issuer

Name of fund: reserve fund
Size of the fund established by the constituent documents: in accordance with item 20.2. of the current Edition of the Charter, the Company shall create a reserve fund in the amount of 25 percent of the Company's charter capital.
Size of the fund in monetary terms as at 01.01.2000: 623`551 rubles
Size of the fund as a percentage of the charter capital: 5,3
Size of the fund in monetary terms as at 01.01.2001: 623`551 rubles
Size of the fund as a percentage of the charter capital: 5,3
Size of the fund in monetary terms as at 01.01.2002: 623`551 rubles
Size of the fund as a percentage of the charter capital: 5,3
Size of the fund in monetary terms as at 01.01.2003: 623`551 rubles
Size of the fund as a percentage of the charter capital: 5,9

Size of the fund in monetary terms as at 01.01.2004: 623`551 rubles
Size of the fund as a percentage of the charter capital: 5,9
Size of the fund in monetary terms as at 01.04.2004: 623`551 rubles
Size of the fund as a percentage of the charter capital: 5,9

8.1.4. Information on the procedure for convocation and transaction of a general meeting (session) of the supreme management organ of the issuer

Name the supreme management organ of the issuer: **general meeting of shareholders**
Notification of shareholders concerning a general meeting of the supreme management organ of the issuer:
Notice of a general meeting of shareholders shall be served not later than 20 days, and notice of a general meeting the agenda of which contains an issue of reorganization of the Company not later than 30 days before the date of the general meeting.
Within the above specified periods of time notice of a general meeting of shareholders shall be published in the publication the "Novator" newspaper, and also within the above specified periods of time notice of a general meeting of shareholders shall be served by a registered letter or personally against signature on each person indicated in the list of persons who are entitled to participate in the general meeting.
The company shall have the right to additionally notify shareholders of a general meeting of shareholders through mass media (TV, radio) and also through the Internet.
Persons (organs) which shall have the right to call (requisition) an extraordinary meeting of the supreme management organ:
An extraordinary general meeting of shareholders may be held by decision of the Supervisory Board at its own initiative, the requisition of the Internal Auditing Committee, the auditor of the Company, and also shareholders (shareholder) who hold not less than 10 percent of the voting shares of the Company as of the date on which the requisition is lodged.
The convocation of an extraordinary general meeting of shareholders at the requisition of the Internal Auditing Committee, the auditor of the Company or shareholders (shareholder) who hold not less than 10 percent of the voting shares of the Company shall be effectuated by the Supervisory Board.
The procedure for setting the date of a meeting of the supreme management organ of the issuer:
The Company shall hold an annual general meeting of shareholders every year on a date which is not earlier than 2 months and not later than 6 months after the final date of the financial year.
The convocation of annual and extraordinary general meetings of shareholders, except for cases provided for by item 8, Article of 55 of the Federal Law "On Joint-Stock Societies" is relegated to the competence of the Supervisory Board.
Persons who have the right to make proposals for the agenda of the meeting of the supreme management organ of the issuer, and the procedure for submission of such proposals:
Shareholders (shareholder) who hold together not less than 2 percent of the voting shares of the Company have the right to propose questions for the agenda of the annual general meeting shareholders. Such proposals shall be received by the Company not later than 30 days after the end of the financial year.
A proposal to include a question into the agenda of a general meeting of shareholders shall contain the formulation of each question proposed.
A proposal to include questions into the agenda of a general meeting of shareholders may contain the formulation of a resolution for each question proposed.
Proposals concerning the inclusion of questions into the agenda of a general meeting of shareholders and the nomination of candidates shall be presented in writing with indication of the name of the shareholders (shareholder) who have presented them, the numbers and categories (types) of shares held by them and shall be signed by these shareholders (shareholder).
The Supervisory Board shall consider all proposals submitted and make a decision to include them into the agenda of the general meeting of shareholders or to refuse to include them into the agenda not later than 5 days after the end of the period established by the Charter for submission of proposals for the agenda of an annual general meeting of shareholders and nomination of candidates for the Supervisory Board and for the Internal Auditing Committee, and also a candidate for the post of Director-General .

A question proposed by shareholders (shareholder) is subject to inclusion into the agenda of a general meeting of shareholders and nominated candidates are subject to inclusion into the list of nominees for voting for elections to relevant organs of the Company, except for cases where:

- shareholders (shareholder) have failed to observe the deadlines established by the Charter for submission of questions for the agenda and nomination of candidates for an annual general meeting of shareholders;
- shareholders (shareholder) have failed to observe the deadlines established by the Charter for nominating candidates for election as members of the Supervisory Board at an extraordinary general meeting of shareholders;
- shareholders (shareholder) do not hold the number of voting shares in the Company as provided for in items 1 and 2, Article 53 of the Federal Law "On Joint-Stock Societies";
- the proposal does not correspond to the requirements provided for in items 3 and 4, Article 53 of the Federal Law "On Joint-Stock Societies" and to the requirements of the Charter based on the above law;
- the question proposed for inclusion into the agenda of a general meeting of shareholders is not relegated to its competence by the law and the Charter and (or) does not correspond to the requirements of the Federal Law "On Joint-Stock Societies" and other legal acts of the Russian Federation.

A reasoned resolution of the Supervisory Board to refuse to include a proposed question into the agenda of a general meeting of shareholders or a candidate into the list of nominees for voting in elections to corresponding body of the Company shall be sent to the shareholders (shareholder) who brought in the question or put forward the candidate not later than 3 days from the date on which it was received.

The Supervisory Board has no right to make changes in the formulations of questions proposed for inclusion into the agenda of a general meeting of shareholders, and the formulations of decisions concerning such questions.

In addition to questions proposed by shareholders for inclusion into the agenda of a general meeting of shareholders, and also in case no such proposals have been put forward or no candidate or an insufficient number of candidates have been nominated by shareholders for forming a corresponding organ, the Supervisory Board has the right to include questions into the agenda of a general meeting of shareholders or candidates into the list of nominees at its discretion.

Persons who have the right to access information (materials) made available for preparation and transaction of a meeting of the supreme management organ of the issuer, and also the procedure for gaining access to such information (materials):

In accordance with the Federal Law «On Joint-Stock Societies», relegated to such persons are those who have the right to participate in a general meeting of shareholders.

The list of persons who have the right to participate in a general meeting of shareholders is drawn up on the basis of data contained in the register of shareholders of the Company.

The procedure for gaining access to information made available for preparation of a meeting of shareholders: at the location of the executive organs of the Company; during the general meeting of shareholders at the place where it is held; in other places specified in the notice of the general meeting of shareholders; at shareholder's request during not more than five days, and in such cases payment for copies shall not exceed the cost of making them; at the office of the one-person executive organ.

8.1.5. Information on commercial organizations in which the issuer holds not less than 5 percent of the charter (share) capital (share fund) or not less than 5 percent of ordinary shares

«TIRUS HOLDING» Limited Liability Company («TIRUS HOLDING» LLC)

Location: Viktor Ambartsumyan Str. 18, ap. 8, Yerevan, 375033, Armenia
Issuer's participatory share in charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to issuer: 100%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter of the company.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Retanova Lyudmila Anatolyevna, b. 1964.
Participatory share of Retanova L.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Retanova L.A.: 0
The Registrar has no information as at 01.04.2004 concerning the holding of shares by Retanova L.A. who accounts for her securities through nominal holders.

Full and abbreviated corporate name:
Limited liability company "Tirshop" (OOO Tirshop)
Location: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Oblast, 624760 Russia.
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter of the company.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Golovanova Tatyana Nikolaevna, b. 1954.
Participatory share of Golovanova T.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Golovanova T.N.: 0

Full and abbreviated corporate name:
Closed joint-stock company «Titan» Firm (ZAO TD «Titan»)
Location: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Vinokurov Vitaly Ivanovich, b. 1943
Participatory share of Vinokurov V.I. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Vinokurov V.I.: 0

Chernova Galina Vladimirovna, b. 1959
Participatory share of Chernova G.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Chernova G.V.: 0

Panteleyeva Tatyana Maksimovna, b. 1960.
Participatory share of Panteleyeva T.M. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Panteleyeva T.M.: 0

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Chernova Galina Vladimirovna, b. 1959.

Participatory share of Chernova G.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Chernova G.V.: 0

Full and abbreviated corporate name:
Open Joint Stock Company «AVISMA Titanium-Magnesium Works» (JSC «AVISMA»)
Location: Zagorodnaya Str. 1, Berezniki, Perm Oblast, 618421, Russia.
Issuer's participatory share in charter capital of subsidiary: 42,06%
Proportion of ordinary shares in subsidiary which belong to issuer: 56,08%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Besedin Vasily Aleksandrovich (chairman of the Board of Directors), b. 1953.
Participatory share of Besedin V.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Besedin V.A.: 0

Tetyukhin Vladislav Valentinovich, b. 1932.
Participatory share of Tetyukhin V.V. in issuer's charter capital: 0,001233
Proportion of ordinary shares of the issuer held by Tetyukhin V.V.: 0,001233

Sementsov Alexander Vladimirovich, b. 1966
Participatory share of Sementsov A.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Sementsov A.V.: 0

Korkin Nikolay Pavlovich, b. 1950.
Participatory share of Korkin N.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Korkin N.P.: 0

Trifonov Victor Ivanovich, b. 1950
Participatory share of Trifonov V.I. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Trifonov V.I.: 0

Shalaev Mikhail Nikolaevich, b. 1954.
Participatory share of Shalaev M.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shalaev M.N.: 0

Ol'khovik Eugeny Nikolaevich, b. 1955
Participatory share of Ol'khovik E.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Ol'khovik E.N.: 0

Membership of collegial executive organ (board, directors):
Tetyukhin Vladislav Valentinovich, b. 1932
Participatory share of Tetyukhin V.V. in issuer's charter capital: 0,001233
Proportion of ordinary shares of the issuer held by Tetyukhin V.V.: 0,001233

Tankeyev Vladimir Petrovich, b. 1938
Participatory share of Tankeyev V.P. in issuer's charter capital: 0,01
Proportion of ordinary shares of the issuer held by Tankeyev V.P.: 0,01

Styrnikov Yury Nikolaevich, b. 1952
Participatory share of Styrnikov Yu.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Styrnikov Yu.N.: 0

Ovchinnikov Sergey Evgenjevich, b. 1952
Participatory share of Ovchinnikov S.E. in issuer's charter capital: 0

Proportion of ordinary shares of the issuer held by Ovchinnikov S.E.: 0

Sizikov Igor Anatolyevich, b. 1964
Participatory share of Sizikov I.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Sizikov I.A.: 0

Bragina Elena Gennadyevna, b. 1959
Participatory share of Bragina E.G. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Bragina E.G.: 0

Vydrina Liubov Valentinovna, b. 1950
Participatory share of Vydrina L.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Vydrina L.V.: 0

Gorban Vyacheslav Ivanovich, b. 1954
Participatory share of Gorban V.I. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Gorban V.I.: 0

Yefimov Alexander Vasilyevich, b. 1953
Participatory share of Yefimov A.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Yefimov A.V.: 0

Potekha Sergey Ivanovich, b. 1953
Participatory share of Potekha S.I. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Potekha S.I.: 0

Filippova Tatyana Gennadyevna, b. 1963
Participatory share of Filippova T.G. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Filippova T.G.: 0

Noskova Tatyana Evgenyevna, b. 1949
Participatory share of Noskova T.E. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Noskova T.E.: 0

Kashkarov Igor Aleksandrovich, b. 1966
Participatory share of Kashkarov I.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Kashkarov I.A.: 0

Nikulin Pavel Alekseyevich, b. 1938
Participatory share of Nikulin P.A. in issuer's charter capital: 0,01
Proportion of ordinary shares of the issuer held by Nikulin P.A.: 0,01

Vasilyev Gennady Pavlovich, b. 1951
Participatory share of Vasilyev G.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Vasilyev G.P.: 0

Agalakov Vadim Vladimirovich, b. 1956
Participatory share of Agalakov V.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Agalakov V.V.: 0

Rymkevich Dmitry Anatolyevich, b. 1968
Participatory share of Rymkevich D.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Rymkevich D.A.: 0

Person who performs the function of one-person executive organ:
Tetyukhin Vladislav Valentinovich, b. 1932

Participatory share of Tetyukhin V.V. in issuer's charter capital: 0,001233
Proportion of ordinary shares of the issuer held by Tetyukhin V.V.: 0,001233

Full and abbreviated corporate name:
Open joint-stock company «Ural» (OAO Ural)
Location: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 51%
Proportion of ordinary shares in subsidiary which belong to issuer: 51%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Shagovaleyev Vladimir Alekseevich, b. 1950
Participatory share of Shagovaleyev V.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shagovaleyev V.A.: 0

Andreyev Alexey Aleksandrovich, b. 1962
Participatory share of Andreyev A.A. in issuer's charter capital: 0,0071
Proportion of ordinary shares of the issuer held by Andreyev A.A.: 0,0071

Lomko Alexey Petrovich, b. 1976
Participatory share of Lomko A.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Lomko A.P.: 0

Semenov Alexander Evgenjevich,
Participatory share of Semenov A.E. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Semenov A.E.: 0

Odinokikh Victor Vasilyevich (chairman of the Board of Directors), b. 1949
Participatory share of Odinokikh V.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Odinokikh V.V.: 0

Shashkina Nadezhda Nikolayevna, b. 1974
Participatory share of Shashkina N.N. in issuer's charter capital: 0,0004
Proportion of ordinary shares of the issuer held by Shashkina N.N.: 0,0004

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Shagovaleyev Vladimir Alekseyevich, b. 1950

Full and abbreviated corporate name:
Closed joint-stock company «Medical Insurance Company «Tirus-Medservis» (ZAO MSK «Tirus-Medservis»)
Location: Molodezhny Poselok 105, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 31,4%
Proportion of ordinary shares in subsidiary which belong to issuer: 31,4%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Oks Igor Mikhaylovich, b. 1953
Participatory share of Oks I.M. in issuer's charter capital: 0,00001
Proportion of ordinary shares of the issuer held by Oks I.M.: 0,00001

Full and abbreviated corporate name:
Limited liability company «Insurance Company «Salda-ASKO» (OOO «Insurance Company «Salda-ASKO»)
Location: Engels Str. 71A, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 14%
Proportion of ordinary shares in subsidiary which belong to issuer: 14%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Oks Igor Mikhaylovich, b. 1953
Participatory share of Oks I.M. in issuer's charter capital: 0,00001
Proportion of ordinary shares of the issuer held by Oks I.M.: 0,00001

Full and abbreviated corporate name:
Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location:Onezhskaya Str. 24/1, Moscow ,125413, Russia.
Issuer's participatory share in charter capital of subsidiary: 50,06%
Proportion of ordinary shares in subsidiary which belong to issuer: 50,06%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Chairman: Bresht Vyacheslav Iosifovich, b. 1953
Participatory share of Bresht V.V. in issuer's charter capital: 0,001345
Proportion of ordinary shares of the issuer held by Bresht V.V.: 0,001345

Bresht Lyudmila Lvovna, b. 1953
Participatory share of Bresht L.L. in issuer's charter capital: 2,970768
Proportion of ordinary shares of the issuer held by Bresht L.L.: 2,970768
The Registrar has no information as at 01.04.2004 on the holding of shares by Bresht L.L. who accounts for her securities through nominal holders.

Kosarev Alexander Leonidovich, b. 1948
Participatory share of Kosarev A.L. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Kosarev A.L.: 0

Liokumovich Anatoly Khatskelevich, b. 1943
Participatory share of Liokumovich A.Kh. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Liokumovich A.Kh.: 0

Marokhin Sergey Mikhaylovich, b. 1958
Participatory share of Marokhin S.M. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Marokhin S.M.: 0

Nemtsov Valery Viktorovich, b. 1955
Participatory share of Nemtsov V.V. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Nemtsov V.V.: 0

Sidorenko Pavel Vladimirovich, b. 1963
Participatory share of Sidorenko P.V. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Sidorenko P.V.: 0

Tartakovsky Alexander Dmitrievich, b. 1975
Participatory share of Tartakovsky A.D. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Tartakovsky A.D.: 0

Tartakovsky Arcady Dmitrievich, b. 1973
Participatory share of Tartakovsky A.D. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Tartakovsky A.D.: 0

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Shein Yefim Yelizarovich, b. 1945
Participatory share of Shein E.E. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shein E.E.: 0

8.1.6. Information on major transactions conducted by the issuer

Major transactions accomplished by the issuer the size of obligations under which amounts to 10 and more percent of the balance sheet value of the issuer's assets according to his financial reports for the last full reporting period preceding the date of such transactions have not been registered.

8.1.7. Information on the credit ratings of the issuer

No credit rating (ratings) have been given to the issuer and/or issuer's securities.

8.2. Information on each category (type) of shares of the issuer

Categories of shares of three issues: ordinary
Par value of each share: 1 ruble
Number of shares in circulation: 10`625`600
Number of shares accounted for by the issuer in his balance sheet: 10`625`600
State registration number of the first issue: 62-1П-189
Date of state registration: 28.04.1993
State registration number of the second issue 1-02-30202-D
Date of state registration: 6.04.1998
State registration number of the third issue 1-03-30202-D
Date of state registration: 22.05.1998

The Company has the right to place, in addition to the already placed shares, the following categories of shares (declared shares):
Preference shares numbering 2`500`000 (two million five hundred thousand) at a par value of each share of 1 ruble.
Declared preference shares shall grant the following rights:
the right to receive dividend every year in the amount of 2.25 of the par value of the share;
preferential right as compared with ordinary shares to receive accumulated but not paid dividends;
preferential right to receive part of the price of the property (liquidation cost) on preference shares remaining after liquidation of the Company.

Rights granted by shares to their holders:

General rights of holders of shares of all categories (types):
- to dispose of the shares which they hold without the consent of the other shareholders and the Company in the procedure provided for by the Charter;
- the shareholders of the Company who voted against or did not take part in the voting with regard to the placement by closed subscription of shares and emission securities convertible into shares have a priority right to purchase additional shares and emission securities convertible into shares placed by means of closed subscription in quantities proportional to the quantity of shares of this category (type) belonging to them.
This right shall not apply to the placement of shares and other emission securities convertible into shares carried out by means of closed subscription only among shareholders, if shareholders have a possibility to purchase an integer number of such shares and other issue securities convertible in shares in proportion to number of shares of a corresponding category (type) belonging to them;
- to receive part of net profit (dividends) subject to distribution among the shareholders in the procedure provided for by the law and the Charter depending on the category (type) of shares belonging to him;
- to receive part of the property of the Company (liquidation quota) remaining upon liquidation of the Company in proportion to the number of shares of a corresponding category (type) held by him;
- to have access to the documents of the Company in the procedure provided for by the law and the Charter, and to receive copies thereof for a charge;
- to delegate all or some of the rights granted by a share of corresponding category (type) to a representative (representatives) based on power of attorney;
- to exercise other rights provided for by the legislation of the Russian Federation, the Charter and resolutions of the general meeting of shareholders adopted within its competence.

Ordinary shares:
Each ordinary share of the Company has the same par-value and grants shareholders who own them the same rights.
The ordinary shares of the Company are voting shares with regard to all questions within the competence of the general meeting.
Shareholders who own ordinary shares of the Company may, according to the Federal Law "On Joint-Stock Societies", participate in general meetings of shareholders with a vote with regard to all questions which are within its competence.
Shareholders who own ordinary shares have the right to receive dividends but only after the holders of preference shares, the size of dividends for which is determined in the Charter of the Company.
Shareholders who own ordinary shares participate in the distribution of property in case of liquidation of the Company enjoying third priority after payments on shares which should be redeemed first, after payment of accumulated but not paid dividends on preference shares and part of the price of the property (liquidation cost) remaining upon liquidation of the Company on preference shares (second priority).

Preference shares:
The preference shares of the Company of one type have the same par-value and grant shareholders who own them the same rights.
Shareholders who own preference shares have the right to take part in general meetings the Company without a vote except for cases provided for by the current legislation of the Russian Federation and the Charter.
A shareholder who owns preference shares participates in general meetings of shareholders with a vote in the event of resolving the issue of reorganization of the Company.
A shareholder who owns preference shares has the preferential right in comparison with holders of ordinary shares with regard to receipt of:
  dividends in amounts and the procedure provided for by the present Charter;
  accrued but not paid dividends at liquidation of the Company;
  part of the price of the Company's property (liquidation cost) remaining upon its liquidation.
The size of annual dividend on one preference share is determined at a rate of 9 par-values of one preference share.
Voting shares:
The voting share is a share giving the shareholder who owns it a vote with regard to all issues which are within the competence of the general meeting or individual issues provided for by the Federal Law.

A share gives a vote with regard to all issues which are within the competence of the general meeting if it is:
a fully paid up ordinary share except for shares which are at the Company's disposal;
a preference share the amount of dividend on which is determined in the Charter starting from the annual general meeting at which, irrespective of reasons therefore, no decision to pay dividends was adopted or the decision was to pay part of the dividends on preference shares. The right of shareholders who own preference shares to participate in general meetings shareholders with a vote ceases to be effective from the moment of payment of dividends on these shares in full amount.
A preference share of any type gives a vote in deciding the issue of reorganization and liquidation of the Company.
A preference share of a certain type grants a vote in deciding an issue of making alterations in and amendments to the Charter limiting the rights of shareholders who own preference shares of this type, including cases of determination or increase of the amount of dividend and (or) determination or increase of the liquidation cost paid on preference shares of the preceding priority and cases of granting shareholders who own preference shares of another type advantages in the order of priority for receipt of dividends and (or) the liquidation cost of the shares.
Shares voting on all issues which are within the competence of the general meeting of shareholders grant their owners the following rights:
- to take part in attendee or absentee voting at general meetings with regard to all issues within its competence;
- to nominate candidates and to elect them to the organs of the Company in the procedure and on conditions established by the law and the Charter;
- to make proposals for the agenda of an annual general meeting of shareholders in the procedure and on conditions provided for by the law and the Charter;
- to elect the working bodies of the meeting in cases provided for by the Charter;
- to requisition the convocation of an extraordinary general meeting of shareholders, an audit of the financial and economic activities of the Company by the Internal Auditing Committee of the Company in the procedure and on conditions provided for by the law and the Charter;
- to demand the repurchasing of all or some of the shares belonging to them by the Company in the procedure and cases provided for by the Federal Law "On Joint-Stock Societies ";
- to requisition the convocation of a meeting of the Supervisory Board in the procedure and on conditions provided for by the Charter.
Preference shares voting only on certain questions within the competence of the general meeting of shareholders give their owners the right:
- to take part in attendee or absentee voting at general meetings only with regard to individual questions;
- to demand that the Company repurchases all or some of the shares belonging to them in cases provided for by the Federal law.

8.3. Information on previous issues of emission securities by the issuer except for shares

No issues of emission securities have been effectuated by the issuer except for securities.

8.3.1. Information on issues for all securities of which have been redeemed (cancelled)

8.3.2. Information on issues the securities of which are in circulation

8.3.3. Information on issues with regard to which the issuer's obligations have not been discharged (default)

8.4. Information on person (persons) who have provided security for debenture stock

No debentures have been issued.

8.5. Terms and conditions for discharge of obligations under issued debenture stock

No debentures have been issued.

8.6. Information in organizations which keep records of rights to emission securities of the issuer

The register of holders of registered securities of the issuer is kept by a Registrar.
Full and abbreviated name of the Registrar:
Closed joint-stock company «Vedeniye Reestrov Kompanii» (ZAP «VRK»)
Location: Lenin Str. 28, Ekaterinburg, 620014, Russia
License No. 10-000-1-00303 dated 12.03.2004
Effective term of the license: without limit of term
Issuing agency: Federal Securities Commission of the Russian Federation.

8.7. Information about legal acts regulating issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

- Civil Code of the Russian Federation
- Law of the Russian Federation dated 09.10.1992 No.3615-1 «On Currency Regulation and Currency Control»
- Resolution of the Government of the Russian Federation dated 24.09.2002 No.699 «On Procedure for Issuing Permits to Non-Residents for Delay of Payment for a Period of More than 90 Days with Regard to Export of Goods (Works, Services, Results of Intellectual Activity)».
- Instruction of the Central Bank of the Russian Federation and the State Customs Committee of the Russian Federation dated 04.10.2000 No.91-И and No.01-11/28644 «On Procedure for Exercising Currency Control over the Validity of Payment for Imported Goods to Residents»
- Instruction of the Central Bank of the Russian Federation and the State Customs Committee of the Russian Federation dated 13.10.1999 No.86-И No.01-23/26541 « On Procedure for Currency Control over Receipt of Proceeds from Export of Goods in the Russian Federation»

8.8. Description of the procedure for taxation of income issuer's emission securities placed and being placed

The procedure and conditions of taxation of physical persons (both who are taxable residents of the Russian Federation and who are not but who receive income from sources in the Russian Federation) tax on income as dividends and interests received from securities issuer, and income from realization of shares and other securities of the issuer in the Russian Federation or outside it are determined by item 214.1 of the Tax Code of the Russian Federation.
The rates of corresponding taxes are determined by item 224 of the Tax Code of the Russian Federation.
The procedure and conditions of taxation of legal persons (both Russian organizations and foreign organizations conducting activities in the Russian Federation through permanent missions and/or receiving income from sources in the Russian Federation) with regard to tax on profit calculated allowing for income received by the organization from realization of securities is determined by item 275 of the Tax Code of the Russian Federation.
The rates of corresponding taxes are determined by item 284 of the Tax Code of the Russian Federation.

8.9. Information on announced (accumulated) and paid dividends on shares of the issuer and income from debentures of the issuer

No dividends have been paid on shares.
The issuer has not issued debentures.

8.10. Other information

There is no other information about the issuer and his securities.

Approved

Board of Directors of the Open Joint-Stock Company
«Verkhnaya Salda Metallurgical Production Association»

Minutes of 13 August 2004, unnumbered

QUARTERLY REPORT

Open Joint-Stock Company « Verkhnaya Salda Metallurgical Production Association »

Issuer code:

3	0	2	0	2	-	D

For the 2nd quarter of 2004

Issuer location: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia

Postal address: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760

The information contained in the present quarterly report is subject to disclosure in accordance with legislation of the Russian Federation on securities

Director General of JSC VSMPO ____________________ V.V.Tetyukhin
Date 13 August 2004 Signature

Chief Accountant of JSC VSMPO ____________________ T.V.Novosadova
Date 13 August 2004 Signature

Place for seal

Contact person: Shayakhmetova Tatyana Petrovna
Lead Economist for Financial Work

Telephone: (34345) 5-20-05

Fax: (34345) 2-47-36

E-mail address: Shayahmetova@vsmpo.ru

Web-site address: www.vsmpo.ru

Table of Contents

Introduction

Full and abbreviated corporate name of the Issuer:

Open joint-stock company « Verkhnaya Salda Metallurgical Production Association » (JSC VSMPO)

Joint stock company «VERKHNAJA SALDA METALLURGICAL PRODUCTION ASSOCIATION» («VSMPO»)

Location of the Issuer:

1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia

Postal address: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760

Issuer's telephone numbers for contact:

Telephone: (34345) 2-13-60, 5-20-05

Fax: (34345) 2-47-36, 5-20-05

E-mail address: Shayahmetova@vsmpo.ru

Web-site where the full text of the quarterly report is available: www.vsmpo.ru

Basic Information on securities placed by the Issuer:

Serial number of issue: 1

Category: ordinary

Type of securities: registered uncertified

Number of securities: 3821195

Par value of one security of the issue: 1 ruble

Method of placement: acquisition at conversion into a joint-stock company

Period of placement: from 28.04.1993 to 04.06.1993

Price of placement: at par value

Serial number of issue: 2

Category: ordinary

Type of securities: nominal uncertified

Quantity of securities: 4056225

Par value of one security of the issue: 1 ruble

Method of placement: distribution among shareholders

Period of placement: from 13.04.1998 to 13.04.1998

Price of placement: at par value

Serial number of issue: 3

Category: ordinary

Type of securities: registered uncertified

Number of securities: 2748180

Par value of one security of the issue: 1 ruble

Method of placement: by open subscription

Period of placement: from 10.06.1998 to 10.06.1998

Price of placement is determined in terms of nine ordinary registered shares of the Issuer for two ordinary registered shares of the open joint-stock company «AVISMA Titanium-Magnesium Works», Berezniki, Russia.

The present quarterly report contains assessments and forecasts produced by the authorized management bodies of the Issuer concerning future events and/or actions, prospects for the development of the economic sector in which the Issuer conducts its primary activities, and the performance results of the Issuer including the Issuer's plans and the probability of certain events and of certain actions. Investors should not fully rely on the assessment and forecasts of the Issuer's management bodies because actual performance results of the Issuer in the future can differ from the forecasts for various reasons. The acquisition of the Issuer's securities is connected with the risks described in the present quarterly report.

I. Brief information on persons included into the management bodies of the Issuer, bank accounts, the auditor, the appraiser, on the financial consultant of the Issuer, and on other persons who have signed the Quarterly Report

Persons Included in the management bodies of the Issuer

Board of Directors:
Bresht, Vyacheslav Iosifovich, b.1953
Dennis Kelly, b. 1946
John Monahan, b. 1945
Melnikov, Nikolai Konstantinovich, b.1955
Levin, Igor Vasilyevich, b.1950
Malygin, Igor Leonidovich, b.1961
Ol'khovik, Yevgeny Nikolayevich, b.1955

One-Person Executive Body of the Issuer: Director-General
Tetuykhin, Vladislav Valentinovich, b. 1932

No collegial executive body is provided for by the Charter.

1.2. Information on the Bank Accounts of the Issuer

Type of account	Account number	Credit Organization	Location of the credit Organization
1	2	3	4
Settlement a/c Deposit a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Deposit a/c Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR	40702810100120001055 42101810100450015307 40702840900179001056 40702840800130001056 40702840500168001056 42101840100450015306 40702978700020001057 40702978400029001057 40702978100028001057	Open joint-stock company «Ural Commercial Bank for Foreign Trade» UVTB plc INN 6608000044 BIK 046577780 Corr. acc 30101810300000000780	Chebyshev Str. 4, Ekaterinburg, 620062
Settlement a/c	40702810300000002603	Open joint-stock company «Uraltransbank» OAO Uraltransbank INN 6608001305 BIK 046551767 Corr.acc 30101810200000000767	Melkovskaya Str., 26, Ekaterinburg, 620067
Settlement a/c Deposit a/c	40702810100001125300 42101810500021125301	Closed joint-stock company «MDM-Bank-Ural» ZAO MDM-Bank-Ural INN 6608007402 BIK 046577870 Corr.acc 30101810100000000870	Vostochnaya Str., 68, Ekaterinburg, 620075

1	2	3	4
Settlement a/c Settlement a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Special foreign currency a/c (frozen), USD	40702810400010004247 40702810200010182563 40702840300010004249 40702840000010004248 40702840200010110259 40702978500010221859 40702978900010221860 40702978200010221861 42108840900010004254 42108840300010004252 42108840500010004256 42108840200010004255 42108840600010004253 42108840300010148943 40702840100010312458 40702840000010277897 40702840700010277896 40702840000010368395	Closed joint-stock company INTERNATIONAL MOSCOW BANK ZAO IMB INN 7710030411 BIK 044583545 Corr.acc 30101810300000000545	Prechistenskaya Nab. 9, Moscow, 119034
Settlement a/c	40702810000305659190	Open joint-stock company, commercial bank «EVROFINANCE MOSNARBANK» OAO CB «EVROFINANCE MOSNARBANK» INN 7703115760 BIK 044525204 Corr.acc 30101810900000000204	Novy Arbat 29, Moscow, 121099
Settlement a/c	40702810100000000262	CB «Natsionalnoye Kreditnoye Tovarishchestvo» CB «NKT» INN 7725009490 BIK 044585353 Corr.acc 30101810800000000353	1st Krasnoselsky Pereulok 7/9, building 4, Moscow, 107140
Settlement a/c	40702810100000000500	Closed joint-stock company Dialog Bank INN BIK 044525938 Corr.acc 30101810700000000938	Staropansky Pereulok 4, Moscow, 103012
Settlement a/c Settlement a/c	40702810700061000291 40702810100061000257	Open joint-stock company «Uralpromstroibank» OAO Uralpromstroibank INN 6608001175 BIK 046577806 Corr.acc 30101810200000000806	Marshal Zhukov Str. 5, Ekaterinburg, 620219

1	2	3	4
Settlement a/c	40702810200630000025	Moscow municipal bank «Bank of Moscow», Ekaterinburg Branch INN 7702000406 BIK 046577965 Corr.acc 30101810400000000965	Marshal Zhukov Str. 10, Ekaterinburg, 620014
Settlement a/c	40702810100000000239	CB «Interkontinental» INN 7705020545 BIK 044583801 Corr.acc 30101810400000000801	1st Shchipkovsky Pereulok 1, Moscow, 111093
Settlement a/c	40702810700000000240	CB «Mission-Bank» INN 7714015608 BIK 044579405 Corr.acc 30101810100000000405	Zorge Str. 24, Moscow, 125252
Settlement a/c	40702810200000005221	Rosdorbank INN 7718011918 BIK 044583666 Corr.acc 30101810700000000666	Stromynka Str. 11, Moscow, 107014
Settlement a/c	40702810000000000274	Limited liability company Commercial Bank «Koltso Urala» OOO CB «Koltso Urala» INN 6608001425 BIK 046577768 Corr.acc 30101810500000000768	Bolshakov Str. 109, Ekaterinburg, 620144
Settlement a/c	40702810800000000166	CB «Fininvestbank» INN 7704113148 BIK 044583652 Corr.acc 30101810400000000652	Novopetrovskaya Str. 3, Moscow, 125239
Settlement a/c	40702810300000004621	Open joint-stock company, commercial bank for assistance to commerce and business OAO CB SKB-Bank INN 6608003052 BIK 046577756 Corr.acc 30101810800000000756	Kuibyshev Str. 75, Ekaterinburg, 620219
Settlement a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current ac/, EUR Transit a/c, EUR Special transit a/c, EUR	40702810602800000042 40702840500000100018 40702840600000000018 40702840400000200018 40702978728000000480 40702978628000100480 40702978528000200480	Open joint-stock company Foreign Trade Bank OAO Vneshtorgbank INN 7702070139 BIK 046577952 Corr.acc 30101810400000000952	Stepan Razin Str., 16, Ekaterinburg, 620142

1	2	3	4
Settlement a/c Settlement a/c Settlement a/c Settlement a/c Budget a/c Budget a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR	40702810116150100055 40702810116150100123 40703810216150100035 40702810216150100463 40404810016150030002 40404810316150030003 40702840416150200007 40702840516150100007 40702840316150300007 40702978116150100007 40702978016150200007 40702978916150300007	Ural Bank of Sverbank of Russia, Verkhnaya Salda Branch No. 7169 INN 7707083893 BIK 046577674 Corr.acc 30101810500000000674	K.Marx Str. 5, Verkhnaya Salda, 624760
Transit a/c, USD Current a/c, USD Special transit a/c, USD	40702840116030200223 40702840216030100223 40702840016030300223	Ural Bank of Sberbank of Russia INN 7707083893 BIK 046577674 Corr.acc 30101810500000000674	Moskovskaya Str. 11, Ekaterinburg, 620014
Settlement a/c	40702810700110020129	Ekaterinburg branch of «MDM-Bank» INN 7706074960 BIK 046577966 Corr.acc 30101810700000000966	Pushkin Str. 6, Ekaterinburg, 620151
Clearing account of participants of settlement of accounts	30218810600000000157 30214810400000000157	ZAO NKO of Ural Clearing Chamber INN 6659027340 BIK 046577301 Corr.acc 30103810800000000301	Office 4, Clara Zetkin Str. 4, Ekaterinburg , 620075
Settlement a/c	40702810000020007575	Branch of closed joint-stock company «CB GUTA-Bank» Branch of ZAO CB «GUTA-Bank» INN 7710353606 BIK 046568905 Corr.acc 30101810400000000905	Lenin Str. 27, Ekaterinburg, 620014
Settlement a/c	40702810401010000639	Open joint-stock company «VUZ-Bank» OAO VUZ-Bank» INN 66080074731 BIK 046577781 Corr.acc 30101810600000000781	8 Marta Str. 63, Ekaterinburg, 620219

1	2	3	4
Settlement a/c Deposit a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Overdraft a/c, USD Deposit a/c, USD Deposit a/c, EUR	40702810200700916014 42102810803700916064 40702840300700916049 40702840000700916006 40702840300700916065 40702978600700916022 40702978400700916057 40702978400700916073 45018408017009160002 42102840103700916048 42102978203700916056	Closed joint-stock company CB «Citibank» INN 7710401987 BIK 044525202 Corr.acc 30101810300000000202	Gashek Str. 8-10, Moscow, 125047
Settlement a/c Overdraft a/c Deposit a/c Deposit a/c, USD Transit a/s, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Overdraft a/c, USD Overdraft a/c, EUR Deposit a/c, USD Deposit a/c, USD	40702810100020009977 45201810800020009977 42103810600020009977 42102810300020009977 40702840900025009977 40702840400020009977 40702840200026009977 40702978000020009977 40702978500025009977 40702978800026009977 45201840100020009977 45201978700020009977 42103840900020009977 42102840600020009977	Closed joint-stock company CB «Credit Lyonnais Rusbank» INN 7831000612 BIK 044583843 Corr.acc 30101810400000000843	Bolshoi Zlatoustovsky Pereulok 1, building 6, Moscow, 101000
Settlement a/c Current a/c, USD Transit a/c, USD Special transit a/c, USD	40702810200001402257 40702840500001402257 40702840200000402257 40702840400004402257	Closed joint-stock company «Reiffeisenbank Austria» ZAO «Reiffeisenbank Austria» BIK 044525700 INN 7744000302 Corr.acc 30101810200000000700	Troitskaya Str. 17/1, Moscow, 129090
Settlement a/c Current a/c, USD Transit a/c, USD Special transit a/c, USD	40702810800000012914 40702840100000012914 40702840000003012914 40702840700003312914	Open joint-stock company, commercial bank «Rosbank» OAO CB «Rosbank» BIK 044525256 INN 7730060164 Corr.acc 30101810000000000256	Mashi Poryvayevoi Str. 11, Mosow, 107078
Settlement a/c	40702810400060002098	Open joint-stock company «Alfa-Bank», «Ekaterinburgsky» Branch OAO «Alfa-Bank» « Ekaterinburgsky » branch INN 7728168971 BIK 046577964 Corr.acc 30101810100000000964	Lenin Str. 99-a, Ekaterinburg, 620062

1.3. Information on the auditor of the Issuer

Full and abbreviated corporate names:
Closed joint-stock company «Analytic Express»
ZAO Analytic Express
Location: Building 2, 3 Gazetny Per., Moscow, 103918
Telephone number: (095) 229-8484, Fax (095) 229-3832
E-mail address: analitik@iet.ru
License No. to conduct audit activity: E 005434
Date of issue: Order of the Ministry of Finance of the Russian Federation dated 9.12.2003 No.387
License effective for 5 years
Agency that issued the above license: Ministry of Finance of the Russian Federation

Fiscal years for which the auditor has carried independent audits of accounting practices and the financial reports of the Issuer: since 1994.
Factors which can influence the independence of the auditor of Issuer, none.
Procedure for appointing the auditor of the Issuer: general meeting of shareholders appoints the auditor of the Issuer.
Work performed by the auditor within the framework of special auditor tasks:

- Development of the new chart of book keeping accounts of JSC VSMPO at required level of analytic work for drawing up financial reports and tax returns;
- Introduction of the developed chart of book keeping accounts at the company;
- Documentary of the results of development work as an appendix to the order on the accounting policy at JSC VSMPO for 2004.

Vested interests relating the auditor (officials of the auditor) to the Issuer (officials of the Issuer), none:

- There are no participatory shares of the auditor (officials of the auditor) in the Charter capital of the Issuer;
- the Issuer has not given any loan funds to the auditor (officials of the auditor);
- there are no close business relations (participation in the promotion of products (services) of the Issuer, participation in joint enterprise activities, etc.), and there are no blood relations;
- Officials of the Issuer being simultaneously officials of the auditor, none.

The auditor's commission is determined by the Board of Directors.
Payment for auditor services is made as follows:
50 % of the fee is transferred to the settlement account of the auditor within 30 days from the date of the beginning of work, the remaining sum of 50 % of the price of work is transferred to the settlement account of the auditor within three days after the signing of an acceptance/transfer report of the auditor's conclusion and the auditor's written report. There are no deferred or overdue payments for the services provided by the auditor.

1.4. Information on the appraiser of the Issuer

The Issuer has not involved any appraiser (appraisers).

1.5. Information on the consultants of the Issuer

Financial consultant in the securities market providing corresponding services to the Issuer based on a contract and other persons providing consultancy services to the Issuer in connection with the emission off securities and who have signed the quarterly report and the last registered prospectus of securities which are in circulation, none.

1.6. Information on other persons who signed the quarterly report

Other persons who signed this quarterly report and not named in the previous items of this section, none.

II. Basic Information on the financial and economic status of the Issuer

2.1. Financial and economic performance indicators of the Issuer

Indicators describing the financial status of the Issuer:

Name of indicator	Recommended calculation method	***1999***	***2000***	***2001***	***2002***	2002, using 2003 methodology.	***2003***	2004, as of 01.04	2004, as of 01.07	Result of analysis
Net assets of the Issuer, ,000 Rb.	According to procedure established by the Ministry of Finance of the Russian Federation and the Federal Commission for joint-stock companies	2 260 389	2 957 739	4 023 284	5 248 116	5 615 354	6 894 976	7 386 353	7 500 399	
Ratio of total liabilities to capital and reserves, %	(Long-term liabilities at end of reporting period + short-term liabilities at end of reporting period) / Capital and reserves at end of reporting period x 100	46.2	52.2	41.2	44.6	44.6	45.9	43.7	48.3	In 2003 and 1st half of 2004 Company's ratio as compared with 2002 and 2003 slightly increased, i.e. borrowings exceed own funds.
Ratio of total short-term liabilities to capital and reserves, %	Short-term liabilities at end of reporting period / Capital and reserves at end of reporting period x 100	45.6	52.0	41.2	44.6	44.6	45.8	43.5	48.0	Ratio does not exceed 100, positive factor
Debt repayment cover, ,000 Rb.	(Net profit for reporting period + depreciation for reporting period - Dividends) /(Liabilities repayable in reporting period + Interest payable in reporting period)	0.91	0.58	0.88	0.60	0.60	0.13	0.15	0.17	
Overdue debts, %	Overdue debt at end of reporting period / (Long-term liabilities at end of reporting period + Short-term liabilities at end of reporting period) x 100	51.3	39.4	39.8	13.9	13.9	4.0	9.8	6.6	Negative trend towards increase of overdue debts – in 1st half of 2004 as compared with 2003, this indicator

										increased.
Net assets turnover, times	Sales of goods, products, services less value added tax, excises and other taxes and compulsory payments / net assets	1.5	1.6	1.8	1.7	1.6	0.3	0.3	0.7	Indicator in current year is higher than in 2003, i.e. return on unit assets employed is increasing.
Turnover of accounts payable, times	Cost of sold goods, products, services less commercial and administration costs /accounts payable at end of reporting period	1.8	2.3	3.6	4.1	4.1	0.8	1.0	2.2	
Turnover of accounts receivable, times	Proceeds from sales of goods, products, services less value added tax, excises and other taxes and compulsory payments / (accounts receivable at end of reporting period – debts of participants (promoters) in terms of contribution to Charter capital at end of reporting period)	7.4	9.1	8.0	5.2	5.2	1.1	1.3	2.4	Indicates that volume of commercial credit given increases
Proportion of profit tax in profit before tax, %	Tax on profit / profit before tax	26.7	34.6	33.3	31.9	31.9	26.5	26.1	27.3	

2.2. *Market capitalization of the Issuer*

Provided is information on the market capitalization of the Issuer over the last 5 complete financial years with indication of information in market capitalization on the final date of each financial year and the final date of the last complete reporting period.

As of 01.01.2000:
weighted average price of one share $ 7,03
market capitalization of the Issuer $ 83`010`981
Description of the method used for estimating Issuer's market capitalization: estimation by the cost of Issuer's net assets.

As of 01.01.2001:
weighted average price of one share $ 8,90
market capitalization of the Issuer $ 105`073`471
Description of the method used for estimating Issuer's market capitalization: estimation by the cost of Issuer's net assets.

As of 01.01.2002:
weighted average price of one share $ 11,31
market capitalization of the Issuer $ 133`525`950
Description of the method used for estimating Issuer's market capitalization: estimation by the cost of Issuer's net assets.

As of 01.01.2003:
weighted average price of one share $ 15,54
market capitalization of the Issuer $ 165`121`824
Description of the method used for estimating Issuer's market capitalization: estimation by the cost of Issuer's net assets.

As of 01.01.2004:
weighted average price of one share $ 28,46
market capitalization of the Issuer $ 302`404`576
Description of the method used for determining Issuer's market capitalization:
market capitalization is estimated as a product of the number of shares of corresponding category by the weighted average price of one share of this category calculated over 10 largest transactions accomplished through a dealer in the securities market over the three months preceding the month which is the end of the last reporting quarter.

As of 01.07.2004:
weighted average price of one share $ 73,95
market capitalization of the Issuer $ 785`763`120
Description of the method used for determining Issuer's market capitalization:
market capitalization is estimated as a product of the number of shares of corresponding category by the weighted average price of one share of this category calculated over 10 largest transactions accomplished through a dealer in the securities market in the month preceding the month which is the end of the last reporting quarter.

2.3.1. Accounts payable

	1999	2000	2 001	2002	2002, using 2003 methodol ogy	2003	2004, as of 1.04	2004, as of 1.07
1. Accounts payable, total	1043267	1542867	1739527	2505881	2505881	3167961	3227283	3 619 148
Including:								
- long-term liabilities	13 271	4 335	455	0	0	12 415	14 637	16 969
- borrowings	98 302	422 964	593 615	1 319 722	1 319 722	1 694 902	1 599 984	1 428 052
- accounts payable	911 484	1 115 568	1 137 142	1 185 964	1 185 964	1 446 225	1 541 675	1 620 608
- other debts	20 210	0	8 315	195	195	14 419	70 987	553 519
2. Overdue accounts payable	535 174	608 228	692 330	349 007	349 007	126 500	317 161	273 166
Including:								
- long-term liabilities	-	-	-	-	-	-	-	-
- short-term liabilities	-	-	-	-	-	-	-	-
- accounts payable	535 174	608 228	692 330	349 007	349 007	126 500	317 161	237 166
Of these								
* debts to State extrabudgetary funds	-	-	-	-	-	-	-	-
* debt to the budget	-	-	-	-	-	-	-	-
3. Borrowings, total	111573	427299	594070	1319722	1 319 722	1 707 317	1 614 621	1 445 021
of these								
* long-term borrowings	13271	4335	455	0				
* short-term borrowings	98302	422964	593615	1319722				
4. Loans, total	35347	414447	451615	1227715				
Of these:								

* credits from banks due in more than 12 months after reporting date	0	0	0	0	In accordance with Order of the RF Ministry of Finance dated 22 July 2003 No. 67н "On Forms of Accounting Reports of Organizations ", starting from 2003 this information is not included in accounting reports.			
* credits from banks due in more than 12 months after reporting date	35 347	414 447	451 615	1 227 715				
5. Borrowings, total	76 226	12 852	142 455	92 007				
of these:								
* borrowings due in more than 12 months after reporting date	13 271	4 335	455	0				
* borrowings due in more than 12 months after reporting date	62 955	8 517	142 000	92 007				
* deferred tax	0	0	0	0	0	12 415	14 637	16 696
6. Bond debt								
7. Other accounts payable, total	20 210	0	8 315	195	195	14 419	70 987	553 519
Of these:								
* other long-term obligations	0	0	0	0	0	0	0	0
* participants (promoters) in terms of income payment	0	0	0	0	0	0	0	0
* other short-term liabilities	20 210	0	8 315	195	195	14 419	70 987	553 519
8. Accounts payable	321078	288061	344356	317641	1 185 964	1 446 225	1 541 675	1 620 608
Of these:								
* suppliers and contractors	292 704	255 025	281 320	299 437	317 641	469 494	404 332	448 739
* bills payable	28 374	33 036	63 036	18 204	0	0	0	1 986
9. Debt to affiliated persons	134 138	214 015	188 712	413 292	413 292	399 582	471 045	359 956
Of these:								
* subsidiaries and dependent companies	0	0	0	0	0	0	0	0
* payroll	201	804	2 181	1 998	1 998	2 213	1 711	1 986

* taxes and duties	-	-	-	-	385 366	354 067	432 863	323 485
* State extrabudgetary funds	26 864	31 706	26 551	25 928	25 928	43 302	36 471	34 485
* the budget	107 073	181 505	159 980	385 366	-	-	-	-
10. Other accounts payable	456 268	613 492	604 074	455 031	455 031	577 149	666 298	811 913
Of these:								
* prepayments received	166 649	157 031	209 838	136 887	-	-	-	-
* other creditors	289 619	456 461	394 236	318 144	455 031	577 149	666 298	811 913
Total	1043267	1542867	1739527	2 505 881	2 505 881	3 167 961	3 227 283	3 619 148

Accounts Payable by Due Date as of 01.07.2004

Name of account payable	Due date					
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ,000 Rb.	1 997 875	11 073	441 530	873 855	294 815	0
Accounts payable, total, ,000 Rb.	1 383 442			237 166		
Including:						
Suppliers and contractors, ,000 Rb.	169 258	42 315		237 166		
Bill payable, ,000 Rb.						
Affiliated persons of the Issuer, ,000 Rb.						
Salaries and wages,,000 Rb.	1 986					
Debt to the budget and extrabudgetary funds, ,000 Rb.	34 485					
Taxes and duties,,000 Rb.	323 485					
Other accounts payable, ,000 Rb.	811 913					
Other liabilities, ,000 Rb.	553 519					
Borrowings, ,000 Rb.	60 914	11 073	441 530	636 689	294 815	
including:						
Credits, total, ,000 Rb.		11 073	441 530	636 689	294 815	
Loans, total, '000 Rb.						

Of these:						
Bonded debts, ,000 Rb.						
Other liabilities, ,000 Rb.						
Of accounts payable – overdue accounts payable, total, ,000 Rb.	0	0	0	237 166	0	0
Total accounts payable, ,000 Rb.	0	0	0	237 166	0	0
Including,						
- the budget and extrabudgetary funds, ,000 Rb.						
- the budget and funds, ,000 Rb.	0					
- suppliers and contractors, ,000 Rb.	0	0		237 166		
Overdue credits, ,000 Rb.						
Overdue loans, ,000 Rb.						
Total,,000 Rb.	1 997 875	11 073	441 530	873 855	294 815	0

Creditors the debt to each of which amounts to not less than 10 percent of total debt:
No such creditors.

2.3.2. Credit history of the Issuer

The information for this item is not presented because the total principal debt with regard to each of the credit contracts and loan contracts amounts to less than 10 percent of the Issuer's net assets.

2.3.3. Obligations of the Issuer from the security provided to third parties

Obligations of the Issuer from the security provided to third parties, none.

2.3.4. Other obligations of the Issuer
There are no other obligations.

2.4. Purpose of issue and intended usage of resources raised by placing emission securities

Serial number of the share issue: 3
Category: ordinary
Form of securities: registered uncertified

Number of securities in issue: 3`492`000
Par-value of one security in the issue: 1 ruble
Method placement: open subscription
Period of placement: from 10.06.1998 to 10.06.1998
The price of placement is determined in terms of nine ordinary registered shares of the Issuer for two ordinary registered shares of the open joint-stock company AVISMA Titanium and Magnesium Works, Berezniki, Perm Region, Russia.
Purpose of issue and usage of the funds: to increase the Charter capital

2.5. Risks connected with acquisition of placed emission securities

A detailed analysis of the risk factors connected with the acquisition of the placed emission securities is presented below,
specifically:
sectoral risks,
country and regional risks,
financial risks,
legal risks,
risks connected with the Issuer's activities.

2.5.1. Sectoral risks

The main consumers of VSMPO's titanium products are companies in aerospace industry, power engineering, chemical mechanical engineering, oil and gas recovery, nonconventional consumers, mainly manufacturers of sports goods, etc. Each of the above industries has its own tendencies of development, and therefore it is reasonable to analyze them separately.

About 65 percent of VSMPO's output is intended for use in aerospace industry, and therefore the state of affairs in this sector of the Russian and world economy has a substantial influence on the technological and economic indicators of the Association. The aerospace sector of the world market features a cyclic character of development with a period of about 4 years, and the world titanium market demonstrates a similar pattern. It should be noted, though, that in recent years these markets have bee affected by the 1998 Asian financial crisis and the terrorist attack on 11 September 2001 in the USA. Nevertheless, the long-term perspective is constant growth in the consumption of titanium in this sector of the economy, and no alternative replacement for titanium alloys is expected in the foreseeable future.

Power engineering, and first of all the nuclear power sector is now becoming a large consumer of titanium alloys, mainly for heat-exchange systems, particularly those employed at nuclear power stations using sea water. There is a large potential demand for titanium alloys in power installations being developed which use the water temperature difference between the surface and the depths of the world ocean.

Chemical industry employs the unique anticorrosive properties of titanium alloys and is now a stable and perspective consumer of these materials with their steadily growing use in this sector.

The prospecting of energy carriers (oil, gas, gas condensate) has been moving in recent years towards the sea shelf. Titanium alloys are practically an ideal structural material for offshore drilling and extracting platforms, riser pipes and pipeline systems considering that titanium and its alloys have absolute corrosion resistance to sea water.

Over the last five to seven years a significant volume of low-grade titanium alloys (up to five thousand tonnes a year) has been used for the manufacture of golf-club heads. Even if a replacement is found to titanium alloys in this area in the near future, there will significant potential markets remaining for the use of titanium alloys in the manufacture of goods for sports and leisure: bicycles, hiking and climbing equipment, hand tools, etc.

On the whole, industrial development does not assume any reduction in the use of titanium alloys, and risks here are minimal.

From the viewpoint of fluctuations in the world prices for raw and energy materials, titanium is not an exception from the general array of metals. In terms of prevalence in the nature, titanium occupies the fourth place among structural materials (after aluminum, magnesium and iron), and considerable stocks of raw materials have been discovered. Considering, therefore, that the manufacture of metal titanium consumes only about 5 % of the extracted raw material (the rest of the output is used for

manufacturing dyes on the basis of titanium dioxide), risks associated with a shortage of this raw material and any rise in prices for it virtually do not exist.

Risks associated with decisions of other countries to impose protective duties or country quotas on import are present in the USA only, which consumes less than 25 % of the VSMPO's titanium exports. Moreover, the initiatives of the competitors of VSMPO in the US demanding the introduction of such protective measures have not been supported by the US industry and governmental agencies and have not been implemented.

2.5.2. Country and regional risks

Political (within Russia) risks with regard to collaborating with VSMPO are minimal because:

- the Association is the main supplier of metallurgical semi-finished titanium and aluminum products for aircraft and rocket production and the key economic sectors of the Russian Federation, and therefore it is supported by the regional and federal authorities irrespective of their political orientation;
- the Association exports about 70 % of its products for use in high technology industries, which is perceived and supported at the regional and federal levels as departure from the raw-material orientation of exports in the Russian Federation;
- the Association is one of the largest exporters in Sverdlovsk Region, a major taxpayer in the region, not to mention the town of Verkhnaya Salda, and it is therefore supported by the regional and municipal authorities;
- in the rating compiled by Russian industrial analysts based on the performance results for 2002, the Association occupies the 46th place among the top 1000 enterprises of the Russian Federation;
- for the reasons mentioned above, there is no risk de-privatization of the company.

Political (international) risks associated with dealing with VSMPO are minimal for the following reasons:

- The Russian Federation conducts a balanced foreign policy directed at creating a multipolar world, including the concept of mutually advantageous, restriction-free trade with all countries which do not violate the Charter of the United Nations, and therefore VSMPO as a Russian company is not subject to any discrimination in its export activities;
- VSMPO has long-term and developing relations with the leading aerospace companies around the world such as the Boeing, EADS, the Rolls Royce, Pratt & Whitney, Snecma, General Electric, and others, which guarantees support for the Association from governmental agencies and a positive image in all countries;
- VSMPO is fully integrated into the world economy and meets the generally accepted international standards with regard to its performance indicators.

Production risks:

a) the raw-material base: the manufacture of spongy titanium is geographically close to the melting facilities (at a distance of about 600 km); there is railway communication and motorways which ensure uninterrupted delivery of raw materials in contrast to the supply of spongy titanium, for example, to the US from Japan or Kazakhstan.
b) Process potentialities: for each type of product VSMPO has several variants of manufacture, for example, ingot forging may be done using forging hammers, forging presses, or a radial forging machine, which guarantees that all orders are fulfilled even if separate pieces of equipment fail or may be overloaded.
c) Reserve production capacities: the equipment available at VSMPO is utilized to 40-:-70 % of capacity, which allows orders to be fulfilled or changed towards increase in volume within minimal times.
d) Raw material processing effectiveness: VSMPO, in contrast to the majority of titanium companies around the world is an integrated Supplier manufacturing all types of metallurgical semi-finished products from titanium alloys from raw ore materials. It allows VSMPO to influence the duration of the production cycle, price parameters and to bear full responsibility for the quality of its products.

e) Diversification: VSMPO has tool-making, repair, power (water, vapor, compressed air) and machine-building facilities, which provides independence from subcontractors and an opportunity to provide Customers with not only mill products of all types but also simple finished equipment from titanium alloys (heat-exchangers, containers, fans, pumps, etc.). Currently VSMPO is building a machining facility to be used for rough machining of forgings with long-term prospects of making finished parts ready for assembly on the aircraft. This will help the end users to reduce the number of subcontractors and the lead time.
Moreover, apart from titanium products, in the long-term perspective VSMPO plans to considerably increase the output of semi-finished products from aluminum and magnesium alloys, heat-resistant steels ad nickel-based alloys. This will help the customers to reduce the number of suppliers and expenses for process approvals. All this will enhance the prestige of VSMPO as a supplier of finished parts with higher added value from different materials.

Human resource risks:

a) VSMPO is fully staffed because it is located in a small town where there are no other large enterprises; it is a mono-company town (meeting the concept of "plant-town"); in contrast to the US and the western countries, there is no staff migration in Russia for economic reasons, and the tradition is to live settled at one place.
b) There is no problem with staff rotation for age reasons because the staff average age at VSMPO is 40 years, and the demographic situation in the town of Verkhnaya Salda allows the company to compensate for staff retiring upon reaching the pension age.
c) There is no problem with the supply of workers and technical staff at VSMPO because the town has a technical lyceum and a technical (aero-metallurgical) college most of the graduates of which find employment at VSMPO.
d) There is no problem with the provision of engineering staff because the town of Verkhnaya Salda has a branch of the Ural State Technical University, and school leavers are sent higher education institutions where they receive education at the expense of VSMPO with the obligation to come back to work at VSMPO, and graduates from the leading universities of the Russian Federation are invited to come to work for the company. As of 1 July 2004 VSMPO employed 506 young specialists (under the age of 30) with a higher engineering background.
e) From the viewpoint of staffing stability it should be noted that in the Urals where VSMPO is located, there are family traditions of working at the same enterprise, and there is a number of dynasties with several generations of the same family working at VSMPO.
f) Problems with strikes and labor conflicts at VSMPO, in contrast to, for example, TIMET, RMI, Albert Duval and others, which in 2000-2004 experienced such an occurrence with negative consequences for their customers, are excluded for the following main reasons:

- there is a trade union at VSMPO with which a Collective Agreement has been concluded and is regularly reviewed, and no frictions have ever occurred at concluding the Agreement;
- the level of payment at VSMPO is much higher than the average wages across the Russian Federation and in Sverdlovsk Region;
- the average wage is being constantly increased to ensure that it is higher than the rate of inflation in the Russian Federation, which raises living standards of those working for VSMPO;
- VSMPO pursues a social policy directed at supporting low-income groups of the population, including pensioners and former members of staff;
- the staff and pensioners of VSMPO have access to highly skilled health services: there is a polyclinic, a diagnostic medical center where all the staff of the Association are annually screened, three health rehabilitation centers for the staff and pensioners, and the workshops have their own health centers: sports halls with the necessary equipment for sports and rest, and saunas;
- VSMPO has kept and continues to fund and develop social care facilities as part of its tangible assets, including a community center, sports complexes, libraries, country holiday homes for children to stay during vacations and for workers and pensioners at other times, etc.

Natural conditions:
VSMPO and AVISMA have their enterprise located on the border between Europe and Asia where natural (atmospheric, seismic, geological) disasters: storms, typhoons, tornadoes, earthquakes, floods, etc., are an exclusion in contrast to the titanium companies in the US and Japan.

VSMPO is well placed in terms of stable power supply at the present time and in the near future, including:

- Sverdlovsk Region is abundant in electric energy and no problems arise with its supply;
- VSMPO is located in the area of the main Russian gas pipelines, close to their origin (the sources of gas), and therefore no problems arise in terms of getting gas of the required pressure at the input into the Association's system and receiving the required volume of gas;
- in terms of heat, vapor, compressed air, drinking and process water VSMPO has its own plants and does not experience any problems with these energy carriers.

2.5.3. Financial risks

The activities of any export-oriented Russian company is associated with financial risks.
The main financial risks are: market risks and currency risks.
Currency risks arise when foreign currencies are involved in operations. The rate of exchange is influenced by trends in the economic development of the country and political situation from changes in the currency regulation policy to the extent of social tension in society.
The currency risk involves two components:

- Risks associated with changes in the exchange rate;
- Conversion risk.

Currency risks are present in all operations involving a foreign currency because the company cannot influence these processes, and what remains is just to protect its interests by identifying risks at an early stage and limiting their possible consequences and losses.
It should be noted that for excluding **market risks** managers keep an eye on trends in prices in the world market because any lack of information concerning the behavior of the market leads to greater market risks and unavoidable losses.
There is, of course, an inflation risk. The company operates a significant production and financial cycle, which brings about inflationary profit and, therefore, experts draw up business plan allowing for inevitable inflation.

The financial stability of VSMPO is at a high level, which is proven to be true by the following arguments:

- profitability of sales: the company, in contrast to other comparable firms, for example, TIMET, is profitable, the profitability of the sales as of 1.01.2004 being 32,3 %;
- as of 01.01.2004 the accounts receivable of VSMPO exceed the accounts payable 1,4 times;
- the Company has been constantly increasing output, and sales increased 4,7 times against 1992, and in the second quarter of 2002 VSMPO ranked first in the world in terms of output of titanium alloy ingots and mill products, leaving TIMET behind;
- VSMPO has shown an ability to survive in critical conditions of an economic recession: being a closed enterprise working for the defensive complex of the former USSR, it then experienced a 40-fold fall in total orders, and 10 years later it turned into an outstanding player in the world market of titanium, strengthening its positions every year;
- VSMPO has no unfriendly companies amongst its shareholders, and, therefore, the management of the company has an opportunity to plan the strategy and tactics of development in the interests of its customers;
- VSMPO's management is a team of like-minded focused on the development of the company.

2.5.4. Legal risks

Legal risks associated with changes in:

- Currency regulations
- Taxation legislation
- Customs control and duty regulations
- Requirements as to the licensing of the Issuer's ordinary activity

are currently not present.

2.5.5. Risks connected with the Issuer's activities

The Issuer has not participated in litigations which could affect and interfere substantially with the Issuer's economic activities or which would infringe on the interests of third parties.

III. Detailed information on the Issuer

3.1. Issuer creation and development history

3.1.1. Information on Issuer's corporate name

Full and abbreviated name of the Issuer:
Open joint-stock company «Verkhnaya Salda Metallurgical Production Association» (JSC «VSMPO»)
Joint stock company «VERKHNAJA SALDA METALLURGICAL PRODUCTION ASSOCIATION»(«VSMPA»)
Previous full and abbreviated name of the Issuer:
Open-type joint-stock company «Verkhnaya Salda Metallurgical Production Association» (AOOT «VSMPO»)
Legal entity state registration number: 162 II-АИ
Date of state registration: 18.02.1993
Name of the agency which effectuated State registration: the administration of the municipal formation «Verkhnaya Salda District».
Date of and grounds for changing the name of the Issuer: Resolution of the general meeting of shareholders dated 14.06.1996 and Resolution of the Head of Verkhnaya Salda administration No. 250-д dated 26.06.1996.

3.1.2. Information on the state registration of the Issuer

Legal entity state registration number: 162 II-АИ
Date of state registration: 18.02.1993
Name of agency which effectuated state registration: head of administration of Verkhnaya Salda, Sverdlovsk Region.
Main state registration number of legal entity: 1026600784011
Name of registration agency (in accordance with data indicated in the certificate of entry in the United State Register of Legal Entities concerning legal entity registered before 1 July 2002): Interdistrict inspection of the Ministry of Taxation of Russia No 3 for Sverdlovsk Region.
Data of entry: 11.07.2002

3.1.3. Information on the foundation and development of the Issuer

Date Issuer established: 18.02.1993
Date till which the Issuer will exist: the Issuer has been established for an indefinite term.

Brief history of establishment and development of the Issuer:

The predecessor factory of "VSMPO" was built in 1933 near Moscow; it was the Soviet Union's first manufacturer of aluminum parts for engines and aircraft. During the Second World War the factory was evacuated to Verkhnaya Salda in Sverdlovsk Region.

In 1957, the first titanium ingot was melted, and in 1958 full-scale manufacture of primary titanium began.

From 1957 to 1990 VSMPO increased output substantially because in those years the Association was the only supplier of titanium for the Soviet aerospace and military industry.

In 1991 the output of titanium ingots at "VSMPO" exceeded by 50 % that in the US, Europe and Japan taken together.

In the beginning of the 1990s', in connection with a reduction of the military budget and a sharp reduction in demand for domestic airplanes on the part of civil aviation, the internal demand for titanium fell 20-30 times, and for aluminum 5-6 times, which put the Company on the verge of bankruptcy.

The desire to keep the factory, which, in fact, was the only source of support for the town of 55,000 people with its high science and technology potential, the new management of "VSMPO" made

a strategic decision to begin diversification and produce not only titanium for military purposes for the domestic market but also for export.

This task was complicated by the fact that the composition of titanium alloys made abroad differed from that used in the Russian aircraft industry.

New technologies were introduced, which allowed the company to produce titanium products of the quality that was required by foreign customers.

The facilities were reconstructed and new bays were set up mainly for finishing and inspection operations.

As a result, from 1993 to 1997 the Company managed to increase exports 6 times.

The main element of the strategy for accessing the international markets was a program of certification the Company's products by potential foreign buyers.

The Company also invested funds in the modernization of its production processes, specifically in a quality control system. The quality of VSMPO's products is confirmed by more than 120 quality certificates, including certificates from the largest aircraft manufacturers and their suppliers.

Today more than 68 % of the Company's titanium products are exported, mainly for use in aerospace industries in the US and Europe.

At present the Company is working on increasing the share of products with higher added cost in total output such as thin titanium sheets, welded thin-walled titanium pipes, die forgings.

Also, non-conventional lines of business have been set up, including building construction business, wheels, utensils, heat-exchanging titanium equipment, and gas-scrubbing systems.

This has allowed the Company to keep the human resource potential, most engineers, designers, technologists and workers who are responsible for the town as well because it is a mono-company town, and also to keep all its industrial potential, all production capacities, to maintain them in absolute working condition and, moreover, to update them to a higher level of process and quality requirements.

Overall objectives:

- Manufacture of products which meet the requirements and expectations of customers, corresponding international and national standards and compulsory requirements of supervisory agencies.
- Enhancement of the competitiveness of the products in international markets.

The mission of JSC VSMPO is the ensuring of the viability of the Company, preservation of the titanium industry in Russia, and integration into the world economy.

3.1.4. Contact information

Location of the Issuer: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia
Location of the Issuer's continuing executive body: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia
Postal address: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Issuer's contact telephone, e-mail address:
Telephone: (34345) 2-13-60, 5-20-05
Fax: (34345) 2-47-36, 5-20-05
E-mail address: Shayahmetova@vsmpo.ru
Web-site address: www.vsmpo.ru

3.1.5. Taxpayer identification number

INN 6607000556

3.1.6. Branches and representations of the Issuer

The Issuer has no branches or representations.

3.2. Main economic activities of the Issuer

3.2.1. Sectoral affiliation of the Issuer

Codes of the main sectoral activities of the Issuer in accordance with OKVED:
27.45
27.53
28.12
28.22.1
28.75.12
45.21.1
55.51
51.70

3.2.2. Main economic activities of the Issuer

The main type of economic activity of the Company is the manufacture of products from titanium alloys.

More detailed information is presented in item 3.2.3

	1999	2000	2001	2002	2003	2004 1st quarter	2004 2nd quarter
Total sales of titanium products, ,000 Rb.	2 584 651	3 480 655	6 019 441	6 656 904	6 731 795	1 871 152	2 134 173
Including exports,,000 Rb.	1 903 620	2 571 894	4 805 518	4 491 934	4 138 730	1 197 344	1 457 470
Share of titanium product exports in total titanium product output, 000 rb, %	73.7	73.9	79.8	67.5	61.5	64.0	68.3
Share of titanium product exports by region, 000 Rb, %: USA		43.5	38.4	23.4	32.2	33.90	35.68
Germany		23.3	20	21.2	15.2	19.76	18.00
Japan	No data	6.1	11.7	21.7	15.9	12.88	12.35
France		10.5	10.2	7.2	1.6	0.00	0
UK					4.6	4.81	4.44
Taiwan	No data				5.9	8.97	8.09
Switzerland					20.1	17.73	19.05

The factor of seasonal prevalence in the activity of the Company manifests itself only in the specificity of capital repair work involving the maintenance of the process equipment in working condition, and also modernization, reconstruction and updating of the technology, with most of the workload falling on the summer and autumn period.

3.2.3. Main products (works, services)

The Company's main type of activity is the manufacture of products from titanium alloys.

At the same time, VSMPO is a multidiscipline enterprise, being engaged in various activities listed in item 4 of the Company Charter.

The development of the Company is planned in two directions:

- improving the existing processes and facilities with the purpose of improving their quality and reducing specific material, financial and energy expenses on production;
- setting up new production facilities involving more effecting processing of metallurgical raw material.

With regard to titanium mill products, which is the main activity of the Issuer, the intention is to keep the tendency towards increasing output:

- exports: by increasing supplies of mill products for aviation applications;
- domestic market: by extending the range of application of titanium rolled products, primarily in thermal power engineering.

Name of indicator	1999	2000	2001	2002	2003	2004 1st quarter	2004 2nd quarter
Titanium product output, tones	9408	10248	15036	15286	15887.3	4700	5173
Yearly average price of manufacturing titanium products, ,000 Rb./t	356.7	386.6	433.6	465.1	440.8	431	447
Total sales (products, services) -,000 Rb.	3298051	4624299	7346341	8768747	8369.6	2344	2706
Share of proceeds from titanium products in total proceeds, %	78.4	75.3	81.9	75.9	80.2	80.0	80.91
Corresponding price index, cumulative total, %	136.5	120.2	118.6	115.1	112	103.5	

The Issuer's sales system concerning each of the specified types of products (works, services) as a percentage of sales of products (works, services).

Name of product (works, services)	Organization of sales of products (works, services)	1999	2000	2001	2002	2003	2004 1st quarter	2004 2nd quarter
Titanium products, total	Direct sales, %	99.9	99.6	99.0	99.1	100	100	100
	Own trading network, %	0.1	0.4	1.0	0.9	0	0	0

The structure of costs of the Issuer involved in the manufacture and sale of each type of products (works, services) which account for not less than 10 percent of total proceeds from sale of products (works, services) under specified items as a percentage of total cost price.

Name of cost item	Reporting period
Raw and other materials, %	Separate accounting for cost by types of product (works, services) is not provided for by the Accounting Policy of the Issuer
Components, semi-finished products, %	
Works and services of production character performed by external contractors, %	
Fuel, %	
Power, %	
Salaries and wages, %	
Interest on credits, %	
Rent, %	
Deductions for social needs, %	
Depreciation of fixed assets, %	
Tax included in production price, %	
Other costs (to be explained), % amortization of intangible assets, % rewards for innovation, % compulsory insurance payments, % representation expenses, % other, %	
Total: costs of manufacturing and selling of products (works, services) (cost price), %	
Proceeds from selling products (works, services), %	

The accounting reports prepared and calculations performed and presented under this item of the Quarterly Report comply with the current Accounting Regulations approved by the Ministry of Finance.

3.2.4. Issuer's suppliers whose share amounts to 10 and more percent of total supplies of commodities and material assets, with indication of their share in total deliveries

The Issuer's suppliers which account for not less than 10 percent of all deliveries of commodities and material assets and their share in total deliveries as of 1.07.04
Russian suppliers:
Full corporate name of the supplier:
Open joint-stock company «AVISMA Titanium and Magnesium Works», Berezniki, Perm Region.
Share in total deliveries: 45,41 %
Import:
The Issuer's suppliers which account for not less than 10 percent of all deliveries of goods and material assets and their shares in total deliveries as of 1.07.04 - none

In the future, further cooperation with the above-stated suppliers is planned.

3.2.5. Markets for Issuer's products (works, services)

Commodity markets for the main (titanium) products are described in item 3.2.2

Consumers which account for a turnover of not less than 10 percent of Issuer's total proceeds from sales of products (works, services), none.

3.2.6. Practices concerning the working capital and inventories

The specific nature of the Company's policy concerning the working capital follows from the features of its Charter activities directed at production control and coordination, comprehensive development of the Company, and also at other activities aimed at ensuring the reliability and stability of its financial and economic condition.
In this connection the working capital policy of the Company consists of creating financial opportunities enabling systematic measures to provide for technical and technological conditions ensuring the operation of the production workshops by way of systematic accumulation of financial resources for the purposes of manufacture, modernization, technological renovation, major overhauls and diagnosis of the production capacities, and also for taking measures to ensure environmental safety.

The need for working capital is estimated on the basis of:
- estimates of the need for resources in accordance with approved business plan;
- estimates of the need for financing modernization, major overhaul and diagnosis of production capacities, and also for ensuring environmental safety on the basis of corresponding plans of activities.

Working capital is the most mobile part of Company's capital, which includes cash, inventories, debts of other enterprises (accounts receivable).

The notion "Current Assets " in estimations means working capital (section 2 on the assets side of the balance sheet).

The Association pursues a policy of escalating its working capital.

Name	Calculation method	1999	2000	2001	2002	2003	2004 as of 01.04	2004 as of 01.07
Inventory turnover ratio, turnover	Cost of sales (form 2 p. 20) / mean value of form1 (p.210 + p. 220)	1.329	1.303	1.505	1.493	1.308	0.343	0.772
Inventory turnover, days	360 / turnover	271	276	239	241	275	265	118
Current assets turnover ratio, turnover	Cost of sales (form 2 p. 20) / mean value of form 1 p.290	0.968	1.019	1.122	0.959	0.846	0.238	0.533
Current assets turnover, days	360 / turnover	372	353	321	375	425	382	171

3.2.7. Raw material

The Issuer's suppliers which account for not less than 10 percent of all supplies of commodities and material assets and their share in total supplies as of 1.07.2004

Russian suppliers:

- Open joint-stock company «AVISMA Titanium and Magnesium Works», Berezniki, Perm Region. – 45.41 % - there were no significant changes in prices as compared with 2003.
- Open joint-stock company «RUSAL Russian Aluminum Management», Moscow – 9.6 %, prices

per tonne in US dollars net of VAT:

- ДП «Volnogorsk State Metallurgical Works" – 4,6 % - there has been no change in price as compared with 2003.

Import:

The Issuer's suppliers which account for not less than 10 percent of all supplies of commodities and material assets and their shares in total supplies as of 1.07.04 – none.

3.2.8. Main competitors

The share of titanium mill products of VSMPO and its main competitors in the world market

Company	Country	Sales in 2003, t	Share of the market, %%				
			1999	2000	2001	2002	2003
VSMPO	Russia	13930*	16	18	24	28	29
Timet	USA	12180*	27	28	27	22	25
ATI	USA	2680	8	9	9	9	6
RTI	USA	8370	22	22	19	18	17

* Sales include mill products and ingots and slabs reduced to mill-product weight;
** The remaining volume of mill products to make up 100 % is manufactured by suppliers from Japan and other countries.

3.2.9. Information on availability of licenses

Number: TB 6476
Date of issue: 13.09.2002
Effective till: 13.09.2007
Issuing agency: Ministry of Press and Information of the Russian Federation
Types of activity: television broadcasting

Number: Б 302358
Date of issue: 25.09.1998
Effective till: 17.12.2004
Issuing agency: Department of RF Federal Security Service for Sverdlovsk Region
Types of activity: activities connected with the use of information which constitutes State secret

Number: Б 302766
Date of issue: 17.12.2001
Effective till: 17.12.2004
Issuing agency: Department of RF Federal Security Service for Sverdlovsk Region
Types of activity: implementation of measures and provision of services in the area of protection of State secrets

Number: Д 120275
Date of issue: 25.07.2001
Effective till: 25.07.2004
Issuing agency: Gosstroi of the Russian Federation
Types of activity: construction of buildings and structures

Number: 63-KA-1535
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: training of staff in the main trades for metallurgical industries and works

Number: 63-ПМ-000410
Date of issue: 06.02.2004
Effective till: 06.02.2009
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: mine surveying (monitoring of the condition of mining leases and justification of their boundaries; keeping of mining graphic documentation; accounting and justification of volumes of mine workings)

Number: 63-KA-1462
Date of issue: 13.08.2001
Effective till: 13.08.2006
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: training of executive staff, specialists and workers for gas equipment

Number: 10509/910009
Date of issue: 14.03.2003
Effective till: 14.03.2006
Issuing agency: Nizhny Tagil Customs
Types of activity: for setting up a temporary storage warehouse

Number: 10509/0027
Date of issue: 23.10.2002
Effective till: 23.10.2005
Issuing agency: Nizhny Tagil Customs
Types of activity: for setting up a bonded warehouse

Number: CT-68
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: erection of gas control points and installations for gas lines and gas equipment of industrial, agricultural enterprises companies providing maintenance services to public and residential buildings

Number: 63-ПР-1174
Date of issue: 4.09.2000
Effective till: 4.09.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: design of metallurgical plants and projects

Number: Д 086713
Date of issue: 26.12.2001
Effective till: 26.12.2004
Issuing agency: State Committee for Building Construction and Housing and Utilities Complex
Types of activity: manufacture of building constructions and materials which have effect on the bearing capacity of buildings, structure and environment

Number: series РТИ 72 No.071386
Date of issue: 24.12.2001
Effective till: 31.12.2004
Issuing agency: Sverdlovsk Division of Transport Inspection
Types of activity: road operations on automobile roads and road structures

Number: Б 813989
Date of issue: 16.08.2001
Effective till: 16.08.2006
Issuing agency: Sverdlovsk Region Licensing and Accreditation Commission for Health
Types of activity: pharmaceutical activity

Number: 63-ЭК-1532
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: production of ferroalloys, special steels, alloys of nonferrous metals, sheet and high-quality rolled products, pipes

Number: 63-PT-1534
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: repair of metallurgical units and equipment of metallurgical plants and projects

Number: 63-MT-1533
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: installation (commissioning) of metallurgical units and equipment of metallurgical plants and projects

Number: 63-ЭК-874
Date of issue: 21.07.2000
Effective till: 21.07.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: development of mineral deposits, extraction of minerals by open-pit method

Number: УО-03-209-0606
Date of issue: 10.09.2001
Effective till: 10.09.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: operation of products containing radioactive substances and their storage

Number: Г 626604 073
Date of issue: 10.10.2001
Effective till: 10.10.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: purchasing, processing and realization of nonferrous metal scrap

Number: Г 626603 073
Date of issue: 10.10.2001
Effective till: 10.10.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: purchasing, processing and realization of ferrous metal scrap

Number: Б 420448
Date of issue: 28.12.2001
Effective till: 28.12.2004
Issuing agency: RF Federal Service for Hydrometeorology and Environmental Monitoring
Types of activity: works and services in the field of hydrometeorology and related areas

Number: series ГСЭН-69 No.0001143
Date of issue: 12.11.2001
Effective till: 12.11.2004
Issuing agency: State Sanitary-Epidemiological Surveillance Service of Sverdlovsk Region
Types of activity: activities connected with human infectious disease pathogens

Number: CBE No.01256
Date of issue: 23.09.2002
Effective till: 1.07.2027
Issuing agency: Issuing agency: Main Department for Natural Resources and Environmental Protection of the Ministry of Natural Resources of Russia for Sverdlovsk Region
Types of activity: right to use subsurface resources

Number: CBE No.00330
Date of issue: 11.03.2002
Effective till: 11.03.2007
Issuing agency: Department of Natural Resources for the Ural Region
Types of activity: for water use

Number: Д 378805
Date of issue: 28.07.2003
Effective till: 27.06.2008
Issuing agency: Ministry of Power of the Russian Federation
Types of activity: storage of oil, gas and products of their processing

Number: PPC-63-00047
Date of issue: 7.07.2003
Effective till: 7.07.2008
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: Permit to manufacture and use vessels and devices under pressure according to the attached list of austenitic and carbon steels, titanium and aluminum alloys

Number: series РЭА-Р No.0118
Date of issue: 18.06.2003
Effective till: 31.12.2005
Issuing agency: Rosenergoatom Concern
Types of activity: Certificate of accreditation and entry in the Register of Potential Suppliers of Rosenergoatom Concern

Number: Э-6-031202-499
Date of issue: 12.03.2002
Effective till: 12.03.2005
Issuing agency: Russian Open Society "United Power Systems of Russia"
Types of activity: Certificate of accreditation for manufacture of plants for electric power industry

Number: УО-11-101-0774
Date of issue: 20.08.2002
Effective till: 1.10.2006
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: design of equipment for nuclear stations

Number: УО-12-115-0787
Date of issue: 12.09.2002
Effective till: 20.09.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacture of equipment for structures, complexes, installations with nuclear materials intended for manufacture, processing, transportation of nuclear fuel and nuclear materials

Number: 63-СТ-68
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: construction of gas control points and installations, gas equipment industrial and agricultural enterprises, companies providing maintenance services, and residential buildings

Number: УО-12-101-0786
Date of issue: 12.09.2002
Effective till: 20.09.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacturing of equipment for nuclear stations

Number: A 118095
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: construction of gas control points (installations), gas lines, gas equipment for industrial, agricultural enterprises, companies providing maintenance services, and residential buildings

Number: CBE 01114
Date of issue: 07.09.2001
Effective till: 31.12.2005
Issuing agency: Uralgeocom
Types of activity: the right develop part of the peat deposit "Ozerskoye"

Number: 63-ЭЧ-000543 (ЖХ)
Date of issue: 14.05.2004
Effective till: 14.05.2009
Issuing agency: Gosgortekhnadzor of Russia
Types of activity: operation of chemically hazardous production facilities

Number: 63-ЭВ-000542 (ЖКМС)
Date of issue: 14.05.2004
Effective till: 14.05.2009
Issuing agency: Gosgortekhnadzor of Russia
Types of activity: operation of explosion-hazardous production facilities

Number: УО-12-106-0450/01
Date of issue: 04.05.2004
Effective till: 01.05.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacture of the equipment for structures and complexes with industrial nuclear reactors as specified in the terms and conditions of the present license.

3.2.10. Joint activities of the Issuer

The Issuer does not conduct joint activities with other organizations.
The Issuer has no subsidiary companies set up using investments from third parties.

3.4. Plans of the Issuer for the future

MELTING AND FOUNDRY

Aspiring to keep the positions in global aerospace complex and to increase competitiveness in the market of titanium for aircraft engines, and also to supply high quality metal to the Russian market, JSC VSMPO sets up capacities for smelting titanium alloy ingots of very high quality by establishing a bay of plasma-arc refining in a cold-hearth furnace. Hot tests of the furnace are now coming to an end.
An automated system for monitoring and controlling titanium ingot melting processes has been created on the basis of Allen-Bradley equipment for 11 vacuum-arc furnaces.
Further on it is planned to re-equip 3 to 5 vacuum-arc furnaces annually with melting process monitoring and control systems.
The purpose of this project is to increase metal yield when remelting complex alloys, to ensure reproducibility of the process and to increase explosion safety.
With the purpose of ensuring good quality of charge materials JSC VSMPO has concluded a contract for the manufacture and delivery of a magnetometric chip-scrap control installation. The plans provide for a substantial growth in the Company's own manufacture of alloying materials and expansion of the range of such products. The manufacturer has completed integration tests of the installation.

SHEET-ROLLING

The putting of rolled products to the world market and marketing studies have posed the following tasks for the experts of the Association concerning the manufacture of competitive products:

- plates and sheets of 6AL– 4V alloy for export aircraft applications,
- sheets and strips from 0,5 to 2,0 mm thick CP titanium for welded pipes and plate heat-exchangers.

A significant amount of work and investment has already been carried out in this direction. The greater part of the new imported finishing equipment for polishing coils and their cutting has already been mounted and put into operation.
High-quality strips are in important topic for the Association also because the manufacture of thin-walled welded pipes is going to be expanded significantly. By way of developing sheet rolling it is planned to reconstruct the following industrial bays:

- reconstruction of the "2000" hot rolling mill;
- creation of a strip profile adjustment and inspection system;
- creation of a "duo: skin-rolling mill based on one of the operating mills (for instance, "Bliss-2") for skin-rolling of up to 1300 mm wide coils with the mounting of additional equipment: unreeler, reel, coil storage;

- creation of a plant for annealing under tension in an inter gas atmosphere, including the following equipment: a welding machine with scissors, tension stations, a tension device before the reel, a floating reel.

This project will enable the Company to exclude the occurrence of defects in the furnace and to obtain a densely wound, up to 0.5 mm thick non-telescopic coil. The manufacturer: Gertner, SKET, Mannesmann, Sunvig, ZMZ-Simag, Germany;

- contracts have been concluded for the delivery of special inspection equipment.

PRESS-FORGING

In connection with an increasing number of orders for the high quality forgings, JSC VSMPO has done a lot of work involving the reconstruction of the main and auxiliary facilities, including repairs and modernization of the presses; electric furnaces for heating long billets with an automatic control system ensuring the required accuracy of heating have been put into operation.

A number of installations for immersion ultrasonic inspection of machined bars and billets from titanium alloys measuring up to 5000 mm in length have been made and put into operation, including the world's 4-th installation of multizone ultrasonic inspection. Modern devices and test machines have been purchased for metallurgical quality control of finished goods.

A range of forgings for world leading aircraft manufacturers have been mastered, this work will remain a priority for VSMPO in the coming years. For developing the press-forging line of business

- major overhaul and modernization of the control system of the 6000 t forging press are under way;
- overhaul and modernization of the control system of the 3,000 t forging press is planned;
- the furnaces are being renovated with the replacement of electroheating furnaces with gas furnaces: currently 8 modern gas furnaces are being mounted, tested and adjusted;
- a ring-rolling mill has been purchased and mounted for commissioning new types of products such as rolled rings from titanium and aluminum alloys and Inconels. A contract has been concluded for modernization of the ring rolling mill, which will allow the Company to increase output owing to the manufacture of shaped rings. Ring straightening equipment is being mounted;
- a bay has been set up for flattening ingots and blanks based on a 2000 t hydraulic forging press, equipped with manipulators of 25 t and 12.5 t lifting capacity, furnaces and auxiliary equipment. Work is under way on developing a forging process for the "2000" complex;
- there are plans to set up a new facility for rough machining of forgings from titanium alloys. Contracts have been concluded for the supply of machine tools.

PIPE PRODUCTION

At present VSMPO has implemented the 1st stage of the project for manufacturing welded pipes from titanium and stainless steels ranging in diameter from 10 to 40 mm.

With the purpose of increasing the output of pipes and extending the range of 30-114 mm products four more pipe-welding lines have been purchased, which are now being mounted and adjusted.

MANUFACTURE OF NONCONVENTIONAL GOODS

- Manufacture of kitchen utensils with a heat-distribution "sandwich" base from stainless steel.

In 1991, JSC VSMPO began to manufacture household and kitchen utensils from stainless steel.

In order to successfully compete with similar products by both Russian and international manufacturers it is essential to manufacture "sandwich" base utensils. The process engineering and design services have carried out research and design work to the manufacture of new products. For implementing the project the following equipment has been purchased and mounted:

- a base leveling installation,
- base soldering equipment,
- base machining equipment,
- "8П1ет" grinding machines have been modernized.

The Company plans to further expand the manufacture of utensils from stainless steel by purchasing additional equipment.

- Manufacture of aluminum alloy disks for car wheels.

By way of developing this line with the purpose of extending the range and increasing output, specialized turning and milling machines have been purchased.
A rolling machine for making disks for car wheels by the rolling method has been purchased and is being mounted and tested.

- Manufacture of products from titanium and stainless steels for the needs of power and gas and petrochemical industries.

Within this line of activity for the purpose of extending the range of products and increasing output, the Company plans to purchase specialized equipment, including inspection facilities.

QUALITY ASSURANCE

In accordance with the program of JSC VSMPO in the field of quality and certification and the requirements of the auditors, and for enhancing the reliability of control operations and also with the purpose of replacing physically worn out and outdated equipment the Company plans to purchase special equipment to test and inspect the product quality.
Blue etching and FPI bays have been set up, and a contract has been concluded for purchasing modern ultrasonic equipment for disk inspection.

3.5. Participation of the Issuer in industrial, bank and financial groups, holdings, concerns and associations

The Issuer does not participate in industrial, bank, financial groups, holdings, concerns and associations.

3.6. Subsidiaries and dependent companies of the Issuer

Full and abbreviated corporate name:
«TIRUS HOLDING» Limited Liability Company («TIRUS HOLDING» LLC)
Location: Viktor Ambartsumyan Street 18, ap. 8, Yerevan, Armenia
Postal address: Viktor Ambartsumyan Street 18, ap. 8, Yerevan, Armenia, 375033.
Grounds for acknowledging the company as a subsidiary: dominant participation in the Charter capital
Issuer's participatory share in Charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to Issuer: 100%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: holding activities.
Description of the role of such company in Issuer's activity: holding activities.

Full and abbreviated corporate name:
Limited liability company «Tirshop» (OOO Tirshop)
Location: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Region, Russia.
Postal address: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Region, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the Charter capital
Issuer's participatory share in Charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to Issuer: 70%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: retail and wholesale realization of consumer goods.
Description of the role of such company in Issuer's activity: retail and wholesale realization of consumer goods.

Full and abbreviated corporate name:
Closed joint-stock company «Titan» Firm
(ZAO «Titan» Firm)
Location: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Region, Russia.
Postal address: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the Charter capital
Issuer's participatory share in Charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to Issuer: 70%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: retail trade
Description of the role of such company in Issuer's activity: verification of the competitiveness of consumer goods manufactured by the Issuer in the local market.

Full and abbreviated corporate name:
Closed joint-stock company «Tirus» Firm
(ZAO «Tirus» Firm)
Location: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia.
Postal address: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the Charter capital
Issuer's participatory share in Charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to Issuer: 100%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: agent of wholesale trade of the standard range of goods
Description of the role of such company in Issuer's activity: supply of some types of goods as requested by the Issuer.

Full and abbreviated corporate name:
Open joint-stock company «AVISMA Titanium and Magnesium Works»
(JSC AVISMA)
Joint Stock Company «AVISMA Titanium-Magnesium Works» (JSC AVISMA)
Location: Berezniki, Perm Region, Russia.
Postal address: Berezniki, Perm Region, Russia, 618421.
Grounds for acknowledging the company as a subsidiary: dominant participation in the Charter capital.
Issuer's participatory share in Charter capital of subsidiary: 42,06%
Proportion of ordinary shares in subsidiary which belong to Issuer: 56,08%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: manufacture of other nonferrous metals.
Description of the role of such company in Issuer's activity: supply of the basic raw material (sponge titanium) the Issuer's production of titanium semi-finished products.

Full and abbreviated corporate name:
Open joint-stock company «Ural» (OAO URAL)
Location: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.
Postal address: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the Charter capital
Issuer's participatory share in Charter capital of subsidiary: 51%
Proportion of ordinary shares in subsidiary which belong to Issuer: 51%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Description of company's main line of business: manufacture of tableware and kitchen utensils, provision of services to producing departments in terms of manufacturing small parts for consumer goods.
Description of the role of such company in Issuer's activity: use of previously created fixed assets and personnel.

Full and abbreviated corporate name:
Closed joint-stock company «Tirus Medservis Medical Insurance Company» (ZAO MSK «Tirus Medservis»)
Location: Molodezhny Poselok Str. 105, Verkhnaya Salda, Sverdlovsk Region, Russia.
Postal address: Molodezhny Poselok Str. 105, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Grounds for acknowledging the company as dependent: the Issuer owns more than twenty percent of the voting shares
Issuer's participatory share in Charter capital of dependent company: 31,4%
Proportion of ordinary shares in dependent company which belong to Issuer: 31,4%
Dependent company's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to dependent company: 0
Description of company's main line of business: activities in the field of compulsory social security.
Description of the role of such company in Issuer's activity: social protection of the Issuer's employees, first of all medical insurance.

Full and abbreviated corporate name:
Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location: Onezhskaya Str., 24/1, Moscow, Russia.
Postal address: Onezhskaya Str., 24/1, Moscow, Russia, 125413.
Grounds for acknowledging the company as a subsidiary: dominant participation in the Charter capital
Issuer's participatory share in Charter capital of subsidiary: 50,07%
Proportion of ordinary shares in subsidiary which belong to Issuer: 50,07%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: 33.10.1(OKVED code)
Description of the role of such company in Issuer's activity: setting up a future service center.

3.7. Composition, structure and cost of the Issuer's tangible assets,

Information on plans concerning the purchasing, replacement, retirement of tangible assets, and also about any facts of encumbrance on the Issuer's tangible assets

3.7.1. Tangible assets

No.	Name of group of fixed assets	Full cost before revaluation, Rb.	Depreciated cost (less depreciation) before revaluation, Rb.	Date of revaluation	Full cost after revaluation, Rb.	Depreciated cost (less depreciation) after revaluation, Rb.
1	All quick-wearing assets with useful life from year 1 to 2 years inclusive	11 567	-	-	-	-
2	Assets with useful life longer than 2 years to 3 years inclusive	2 443 448	1 158 920	-	-	-

3	Assets with useful life longer than 3 years to 5 years inclusive	183 430 828	84 398 790	-	-	-
4	Assets with useful life longer than 5 years to 7 years inclusive	169 923 206	83 456 587	-	-	-
5	Assets with useful life longer than 7 years to 10 years inclusive	1 269 595 679	505 025 923	-	-	-
6	Assets with useful life longer than 10 years to 15 years inclusive	1 192 626 810	339 746 448	-	-	-
7	Assets with useful life longer than 15 years to 20 years inclusive	942 742 657	443 263 225	-	-	-
8	Assets with useful life longer than 20 years to 25 years inclusive	106 050 006	18 863 484	-	-	-
9	Assets with useful life longer than 25 years to 30 years inclusive	116 721 685	22 272 390	-	-	-
10	Assets with useful life longer than 30 years	828 526 410	542 275 783	-	-	-
Total, Rb.:		4 812 072 296	2 040 461 550			

The Issuer has no plans concerning the purchasing, replacement, and retirement of the tangible assets whose cost constitutes 10 and more percent of the total tangible assets.

The balance sheet value of the Issuer's tangible assets in pawn as of 01.07.2004: 930 440`596.41 rubles.
The depreciated cost of the Issuer's tangible assets in pawn as of 01.07.2004: 562`120`687.54 rubles.
The balance sheet cost of the Issuer's tangible assets under lease as of 01.07.2004: 84`451`080.05 rubles.
The depreciated cost of the Issuer's tangible assets under lease as of 01.07.2004: 58`898`804.85 rubles.

3.7.2. Cost of the Issuer's real estate

Total cost of the real estate as of 01.07.2004: 1`383`543`668.29 rubles
Accumulated depreciation: 705`793`105.93 rubles.
No estimation of the real estate within 12 months before the end date of the reporting quarter has been made.

IV. Information on financial and economic activities of the Issuer

4.1. Financial and economic performance results

4.1.1. Profit and Loss

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as of 1.04	2004, as of 01.07	Notes
Sales, ,000 Rb.	Total proceeds from selling goods, products, works, services	3298051	4624299	7346341	8768747	8768747	8369550	2343760	5049513	
Gross profit, ,000 Rb.	Proceeds (proceeds from sales) – cost of goods, products, works, services sold (less trade and administration costs)	1642182	2056973	3276869	3865790	3865790	3146119	778761	1439073	
Net profit (retained profit (uncovered loss), ,000 Rb.	Profit (loss) from ordinary activity + extraordinary income – extraordinary expenses	859627	833963	1480061	1390330	1390330	1279415	491384	605365	
Labor productivity, ,000 Rb./person	Sales (proceeds from sales)/average payroll number of staff (employees)	253.0	344.9	497.6	589.9	589.9	549.4	159.6	333.7	
Return on fixed assets, %	Sales (proceeds from sales)/total fixed assets	3.09	4.29	6.13	6.54	6.5	4.3	1.2	2.47	Shows how effectively fixed assets are used, in dynamics the indicator increases, i.e. a positive factor
Return on assets, %	Net profit /assets	26.02	18.53	24.81	17.12	17.1	12.7	4.6	5.44	Characterizes financial

	(balance-sheet value)									stability, i.e. how effectively company owners' resources and borrowings are used:
Return on equity, %	Net profit /(capital and reserves – earmarked funds and earnings + deferred income – own shares repurchased from shareholders)	38.0	28.2	37.5	24.8	24.8	18.6	6.7	8.07	Shows profit on every ruble of own funds invested
Profit margin, %	Profit from sales /net sales (proceeds from sales)	32.9	29.3	32.2	32.3	33.81	23.01	20.59	14.71	Shows profit on every unit of sales
Total uncovered loss as of reporting date, '000 Rb.	Uncovered loss for prior years + uncovered loss for reporting year	0	0	0	0	0	0	0	0	
Ratio of uncovered loss as of reporting date to balance-sheet value of assets, %	Total uncovered loss as of reporting date /balance-sheet value of assets	0	0	0	0	0	0	0	0	

4.1.2. Factors which have influenced the change in proceeds from sales of goods, products, works and services by the Issuer and the profit (loss) of the Issuer from primary activity

With regard to increase in proceeds:

- in 1999, the sharp increase in the dollar exchange rate in August 1998 with a 2.3-fold effect, the share of exports in total sales constitutes 62,1 %;

- in 2001, the beginning of a 4-year cycle of growth in the need for titanium products in the aerospace market (the output of titanium for export increased in comparison with 2000 in physical terms 1.6 times), interrupted in September 2001 by the terrorist attack in the US.

- in 2003, a decrease in proceeds in comparison with 2002 by 4.5 %, the effect of the consequences of the terrorist attack in the US in September 2001 and the negative effect of a decrease in the dollar exchange rate (exports amount to 60 % of total sales).

4.2. Issuer's Liquidity

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as of 1.04	2004, as of 1.07	Notes
Own working assets, '000 Rb.	Capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income – fixed assets – long-term debts	957475	1497156	2199482	3500698	3500698	3170722	3586386	3596342	
Debt to equity ratio	Long-term liabilities + short-term liabilities (excluding deferred income)/capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income	0.462	0.522	0.441	0.446	0.446	0.459	0.437	0.482	Shows the extent to which assets are funded through borrowings: the less the ratio, the less dependence
Capital to assets ratio	Capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income / fixed assets + current assets	0.684	0.657	0.662	0.691	0.691	0.685	0.696	0.675	Shows the share of own capital in assets, characterizes the degree of financial independence from creditors. Shall not go below 0.5-:-0.6
Coverage of inventories with own current assets	Own current assets / inventories	0.671	0.665	0.791	1.089	1.089	0.815	0.855	0.820	Shows to what extent stocks are covered with own current assets

Fixed asset-to-equity ratio	Fixed assets + long-term receivables /capital and reserves (net of own shares repurchased from shareholders) - earmarked funds and earnings + deferred income	0.576	0.494	0.443	0.377	0.377	0.540	0.514	0.521	Recommended value <= 0.9
Current ratio	Current assets - long-term receivables/short-term liabilities (net of deferred income)	1.943	1.976	2.425	2.397	2.397	2.009	2.121	2.003	Statutory ratio not lower than 2
Quick ratio	(Current assets – stock – value added tax on acquisitions - long-term receivables) / short-term liabilities (net of deferred income)	0.469	0.400	0.709	0.967	0.967	0.612	0.650	0.631	Optimum value = 0.8-:-1.0

4.3. Size, structure and adequacy of the Issuer's capital and current assets

4.3.1. Size and Structure of Capital and Current Assets of the Issuer

	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as of 1.04	2004, as of 1.07
Charter capital	11 806	11 806	11 806	10 626	10 626	10 626	10 626	10626
Total cost of Issuer's shares repurchased by the Issuer for subsequent resale (transfer), with indication of percentage of such shares in placed shares (Charter capital) of Issuer, %	0	0	10	0	0	0	(3)	0
Size of Issuer's reserve capital formed at the expense of deductions from Issuer's profit	624	624	624	624	624	624	624	624
Size of Issuer's paid-in surplus reflecting increase in the value of assets resulting from revaluation, and difference between sale price (placement price) and par value of shares of the company resulting form sale of shares at a price exceeding par value	1 379 435	1 379 647	1 359 991	1 359 991	1 359 991	1 359 991	1 359 991	1 359 991
Size of Issuer's retained net profit	868 524	1 565 662	2 853 588	4 243 918	4 243 918	5 523 333	6 014 717	6 128 698
Social sphere funds	0	0	0	0				0
Size of Issuer's earmarked funds including total funds allocated for conducting special actions, funds received from other organizations and persons, budget funds, etc.	83	42	92	0				0
Issuer's total capital	2 260 472	2 957 781	4 226 101	5 615 159	5 615 159	6 894 574	7 385 955	7 499 939
Inventories	1 427 802	2 251 699	2 781 023	3 215 343	3 215 343	3 888 810	4 192 652	4 385 154
Value added tax on acquisitions	90 265	172 323	202 785	367 238	367 238	517 178	532 422	556 334
Accounts receivable (due in more than 12 months after	0	0	0	0	0	0	0	0

reporting date)								
Accounts receivable (due within 12 months after reporting date)	445 909	509 627	912 935	1 693 415	1 693 415	1 724 344	1 873 389	2 116 926
Short-term financial investments	19 675	26 407	279 885	712 579	712 579	175 827	142 473	537
Cash	17 174	80 009	40 341	17 809	17 809	32 122	72 335	156 079
Other current assets	0	0	0	0	0	0	0	0
Total current assets	2 000 825	3 040 065	4 216 969	6 006 384	6 006 384	6 338 281	6 813 271	7 215 030

The Issuer's policy for financing current assets is described in Section 3.2.6.

4.3.2. Issuer's Capital and Current Assets Adequacy
Unit of measurement – thousands of rubles

	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004 as of 1.04	2004, as of 1.07	Notes
Interest payable	0	35 347	35 528	86 255	86 255	97 038	(23020)	(44 902)	
Other operating expenses	2 456 472	3 707 599	5 093 730	6 804 896	6 804 896	5 453 051	(1778780)	(3 140 925)	
Issuer's total capital	2 260 472	2 957 781	4 226 101	5 615 159	5 615 159	6 894 574	7 385 955	7 499 939	The condition of own capital adequacy for covering current operating expenses and short-term liabilities is met
Short-term liabilities	1 029 996	1 538 532	1 739 072	2 505 881	2 505 881	3 155 546	3 212 646	3 602 179	
Total current assets	2 000 825	3 040 065	4 216 969	6 006 384	6 006 384	6 338 281	6 813 271	7 215 030	
Own capital is considered adequate for covering current operating expenses and meeting short-term liabilities on condition provided total own capital is greater than or equal to total short-term liabilities									
Capital adequacy indicators are described in Section 2.1									

Own capital is considered adequate for covering current operating expenses and meeting short-term liabilities on condition provided total own capital is greater than or equal to total short-term liabilities.

4.3.3. Cash

The Issuer borrows funds (short-term credits) to meet the needs for working capital, and for development (reconstruction, renovation) of the company according to the budget of charges.
The Issuer's need for borrowed funds for the next quarter amounts to 6 – 8 million $.
There are no payables gathered by the bank on its files.

4.3.4. Financial investments of the Issuer

The amount of all financial investments of the Issuer as of 01.07.2004: 977`487`258 rubles.
The list of financial investments of the Issuer which constitute 10 and more percent of its total financial investments at the end date of the reporting quarter:

Type of securities: ordinary registered uncertified shares

Full and abbreviated name of the Issuer of securities: Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location: Onezhskaya Str. 24/1, Moscow, 125413
Information in issue of securities of this category (type) which are in possession of the Issuer:

Date of State registration of issue	State registration number of issue	State agency which registered issue
14.07.2003	1-02-03611-A	Regional Division of Russian Federal Securities Commission in Central Federal District

Par value of one security: 2 Rb.
Number of securities which are in possession of the Issuer: 2`272`825
Total par value of securities which are in possession of the Issuer: 4`545`650 rubles
Total balance sheet value of financial investment: 833`149`460,25 rubles
Dividends on shares have not been paid.
Dividends have not been announced
Information on provisions for diminution in value of securities: provisions for diminution in value of securities have not been created.

Accounting standards (rules) in accordance with which the Issuer has made the estimations presented under this item of the quarterly report: financial investments are accounted for in balance sheet account 58 according to accounting regulation ПБУ 19/02 «Accounting for financial investments» approved by Order of the Ministry of Finance of the Russian Federation on 10.12.2002 No.126н.

4.3.5. Intangible assets of the Issuer

No.	Name of group of intangible assets	Full cost, Rb.	Accrued amortization, Rb.	Amortization for 1st half of 2004
1.	Right to invention	2`512`191	1`348`656	101`683
2.	Right to trademark	1`500	803	123

The Issuer presents information on his intangible assets in accordance with accounting rule ПБУ 14/2000 approved by Order of the Ministry of Finance of the Russian Federation dated 16.10.2000 No.91н.

4 4.4. Information on the policy and expenses of the Issuer in the field of scientific and technological development, with regard to licenses and patents, new research and development

As of 01.07.2004, the books account for intangible assets in the amount of 2`513`691 rubles, including:

- trademarks 1`500 rubles
- the right to inventions and prototypes 2`512`191 rubles.

4.4.5 Analysis of development trends in Issuer's primary activity

About 65 percent of the products manufactured by VSMPO are intended for use in the aerospace industry, therefore the condition of this sector of the Russian and world economy has a substantial influence on the technical and economic indicators of the Association. The aerospace sector of the world market features a cyclic character of development with a period of about 4 years, and the global titanium market is developing similarly. It should be noted, though, that in recent years these markets have been affected by the 1998 Asian financial crisis and the terrorist attack on 11 September 2001 in the US.

The leading titanium companies of the world, therefore, have recently experienced serious difficulties with sales, losing annually 15-25 % of output (Fig.1, tab. 1)

Fig.1 SHIPMENT OF TITANIUM PRODUCTS BY US COMPANIES AND VSMPO IN 1998 – 2003


'000 tonnes
18
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
2003
years
TIMET ingots, mill products
RTI mill products
ATI mill products
VSMPO ingots, mill products

Source: Company reports

Table 1. Main indicators of Timet, RTI, ATI and VSMPO in 1999-2003

Indicators, companies	Unit of measurement	Years				
		1999	2000	2001	2002	2003
Sales	$ mln					
Timet		480,0	426,8	486,9	366,5	385,3
RTI		243,3	249,4	285,9	270,9	205,5
ATI, total		2296,1	2460,4	2128,0	1907,8	1937,4
Tit. mill products		300,0	320,0	290,0	240,0	230,0
VSMPO		130.9	163.0	247.7	275.5	268,1
Net profit (loss)	$ mln					
Timet		(31,4)	(38,9)	(41,8)	(111,5)	(13,1)
RTI		2,2	6,7	12,1	15,1	4,7
ATI		300,2	132,5	(25,2)	(65,8)	(116,2)
VSMPO		35,1	29,6	50,6	45,3	41,5
Shipment of titanium products	'000 tonnes					
Timet, total		13,90	14,81	16,60	11,26	13,60
mill products		11,40	11,37	12,18	8,86	8,88
ingots, slabs		2,50	3,47	4,41	2,40	4,72
RTI, mill products		4,04	4,26	5,22	4,54	2,68
ATI, mill products		10,35	11,26	10,48	8,65	8,37
VSMPO, ingots, mill		8,25	10,15	14,74	14,83	15,42

products						
Average product price	$ / kg					
Timet, total		29,62	25,15	25,73	27,80	24,78
mill products		33,00	28,70	29,80	31,40	31,50
ingots, slabs		14,20	13,65	14,50	14,50	12,15
RTI, mill products		35,62	34,65	29,48	33,33	35,13
ATI, mill products		25,77	23,94	25,77	26,06	25,33
VSMPO, exports, total		14,61	13,51	14,82	13,16	12,15
exports, mill products		19.03	20.26	21.57	21.76	15.07

Sources: Annual reports of the companies

In contrast to its main competitors VSMPO features stable growth of output and hence stable growth of profit, ensuring the possibility of reconstruction and development.

The main advantages of VSMPO in comparison with the competitors:

- the existence of VSMPO-AVISMA corporation possessing a full range of titanium production from raw material to metallurgical semi-finished and finished products for machine building (heat-exchanging and container equipment);
- diversification allows the Company to move resources from the titanium sector to the manufacture of other types of product: aluminum, steel, ferrotitanium, and consumer goods (tab. 2);

Table 2. Structure of products shipped by VSMPO by type

Type of product	Years				
	1999	2000	2001	2002	2003
	%				
Titanium products	81.2	81.0	84.7	82.1	82.7
Aluminum products	3.9	4.3	4.6	5.5	5.7
Non-traditional aluminum products	5.3	5.4	3.1	3.2	3.4
Steel	2.4	3.2	2.9	2.6	2.4
Ferrotitanium	4.3	3.9	2.8	4.7	3.2
Non-traditional products	0.9	0.5	0.3	0.3	0.4
Other goods	2.1	1.7	1.6	1.6	2.2
Total	100.0	100.0	100.0	100.0	100.0

Source: VSMPO reports

Fig.2. Shipment of titanium products by VSMPO to domestic and external markets


тонны
Titanium for Russia, CIS
Titanium for export
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2175
6077
2614
7535
2920
11823
4288
10538
4057
11358
4556
13521
1999
2000
2001
2002
2003
2004 forecast

- VSMPO is an integrated manufacturer of titanium semi-finished products, and in contrast to its competitors the Company implements all processes and also inspection and tests on its own (without involving subcontractors);

- the implementation of the program aimed at increasing the share of products of higher extent of processing (press-forgings, welded pipes, sheets) instead of supplying ingots and slabs consolidates the position of VSMPO in the global titanium market.

One of the stabilizing factors which strengthen the position of VSMPO in the market is the agreement made recently with SUAL concerning cooperation in the manufacture and supply of aluminum products to the world market, first of all to the aerospace sector.

V. Detailed information on persons included into the management bodies of the Issuer, bodies auditing the financial and economic activities of the Issuer and brief information on staff (employees) of the Issuer.

5.1. Information on the structure and powers of executive management bodies of the Issuer

The executive management bodies of the Company are:
- General meeting of shareholders;
- Board of Directors;
- One-person executive body (Director-General)

The powers of the general meeting of shareholders (participants) of the Issuer in accordance with its Charter (constituent documents):

Relegated to the competence of the general meeting of shareholders shall be the following issues:

- making of alterations in and amendments to the Charter of the Company or approval of a new edition of the Charter (except for cases provided for by items 2-5 of Article 12 of the Federal Law "On Joint-Stock Companies");
- reorganization of the Company;
- liquidation of the Company, appointment of a liquidation committee and approval of the interim and final liquidation balance sheets;
- determination of the numerical membership of the Board of Directors, election of members thereto and termination of their powers before time;
- election of one-person executive body;
- termination of the powers of one-person executive body before time;
- determination of numerical membership of the Internal Auditing Committee, election of the Internal Auditing Committee and termination of its powers before time;
- approval of the Company's auditor;
- determination of the number, par value, category (type) of declared shares and rights granted by these shares;
- increase of the Charter capital of the Company by means of increasing the par value of the shares;
- increase of the Charter capital of the Company by means of placing additional shares in cases provided for by federal legislation and the Charter of the Company;
- increase of the Charter capital of the Company by means of placing additional shares within the number and category (type) of declared shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of distribution thereof amongst shareholders if the Board f Directors has failed to make a unanimous decision on this issue;
- reduction of the Charter capital of the Company by means of reducing the par value of the shares, by means of repurchasing part of the shares by the Company for the purposes of reducing their total number and by means of redeeming shares which have been acquired or repurchased by the Company (shares which are at the disposal of the Company);
- approval of annual reports, annual financial reports, including the profit and loss account of the Company and the distribution of profit including the payment (announcement) of dividends, and losses of the Company based on the results of the financial year;
- determination of a procedure for transacting general meetings of shareholders;
- sub-division and consolidation of shares;
- adoption of decisions concerning the approval of major transactions in instances provided for by Article 83 of the Federal Law "On Joint-Stock Companies";
- adoption of decisions concerning the approval of major transactions in instances provided for by item 2, Article 79 of the Federal Law "On Joint-Stock Companies";
- adoption of decisions concerning the approval of major transactions in instances provided for by item 3, Article 79 of the Federal Law "On Joint-Stock Companies";
- adoption of decision concerning participation in holding companies, financial-industrial groups, associations and other unions of commercial organizations;
- approval of internal documents regulating the activities of the bodies of the Company;
- adoption of decision concerning the remuneration and (or) compensation of expenses of the Internal Auditing Committee connected with the performance of its functions during the effective period of these functions; determination of the size of such remuneration and compensation;
- adoption of decisions concerning the remuneration and (or) compensation of expenses of members of the Board of Directors connected with the performance of the functions of members of the Board of Directors by them during the effective period of such functions, determination of the size of such remuneration or compensation;
- adoption of decisions concerning the reimbursement, at the expense of the funds of the Company, of expenses on preparing and holding an extraordinary general meeting of shareholders incurred by persons and bodies who initiated such general meeting of shareholders;
- determination of the list of additional documents which shall be mandatorily kept at the Company;

- decision of other issues relegated by the Federal Law to the competence of the general meeting of shareholders.

The general meeting of shareholders shall not have the right to consider and adopt decisions concerning issues not relegated to its competence by the Federal Law and the Charter.

The general meeting of shareholders shall not have the right to adopt decisions not included in the agenda of the general meeting of shareholders or to change the agenda.

The competence of the Board of Directors of the Issuer in accordance with its Charter:

The Board of Directors shall effectuate current direction over the activity of the Company except for the decisions on issues relegated by the effective legislation of the Russian Federation and the Charter to the competence of the general meeting of shareholders.

The following shall be relegated to the competence of the Board of Directors:

- determination of priority lines of business for the Company;
- convocation of an annual general or extraordinary meeting of shareholders except for cases provided for in item 8, Article 55 of the Federal "On Joint-Stock Companies";
- approval of the agenda of a general meeting of shareholders;
- determination of a date for drawing up a list of shareholders entitled to attend the general meeting and other issues relegated to the competence of the Board of Directors in accordance with the provisions of Article VII of the Federal Law "On Joint-Stock Companies" concerning the preparation and transaction of general meetings of shareholders;
- preliminary approval of annual reports of the Company;
- increase of the Charter capital of the Company by means of placing additional shares within the limits on the quantity and categories (types) of declared shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of placing them amongst shareholders;
- increase of the Charter capital of the Company by means of placing additional shares within the limits on the quantity and categories (types) of declared shares by an open subscription to ordinary shares in the amount constituting 25 percent and less of the previously placed ordinary shares;
- increase of the Charter capital of the Company by means of placing additional shares within the limits on the quantity and categories (types) of declared shares by an open subscription to preference shares;
- placement of additional shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of distribution thereof amongst shareholders;
- placement of debentures not convertible into shares and other emission securities not convertible into shares;
- approval of decisions concerning the issue of securities, security issue prospectus, reports on the results of issue of securities, making of alterations and amendments in them;
- determination of the price (monetary value) of property, a price for placement and repurchase of emission securities in cases provided for by the Federal Law "On Joint-Stock Companies";
- repurchase of shares placed by the Company in accordance with item 2, Article 72 of the Federal Law "On Joint-Stock Companies";
- repurchase of debentures and other securities placed by the Company in cases provided for by the Federal Law "On Joint-Stock Companies";
- approval of the results of repurchasing of shares acquired in accordance with item 1, Article 72 of the Federal Law "On Joint-Stock Companies";
- recommendations to the general meeting of shareholders as to the amount of remuneration and compensations to be paid to the members of the Internal Auditing Committee;
- determination of the amount of payment for the services of the auditor of the Company;
- recommendations to the general meeting of shareholders as to the amount of dividend on shares of all categories and the procedure for the payment thereof;
- recommendations to the general meeting of shareholders as to the distribution of profits and losses of the Company based on the results of the financial years;

- use of the reserves or others funds of the Company;
- approval of the Company's internal documents except for internal documents regulating activities of the management bodies of the Company to be approved by resolution of the general meeting of shareholders and other internal documents of the Company the approval of which is relegated by the Charter to the competence of the one-person executive body of the Company, and the making of alterations in and amendments thereto;
- creation and closing of branches, creation and closing of representations of the Company, approval of statutes on branches and representations, making of alterations in and amendments thereto, and appointment of heads of branches and representations and termination of their powers
- making of changes in the Charter of the Company connected with the creation of branches, opening of representations of the company and their closing;
- approval of major transactions in cases provided for by Chapter X of the Federal Law "On Joint-Stock Companies";
- approval of transactions provided for by Chapter XI of the Federal Law "On Joint-Stock Companies";
- approval of Registrar of the Company and the terms of contract therewith, and dissolution of the contract therewith;
- adoption of decision at any time to audit the financial and economic activities of the Company;
- appointment of a person authorized to sign a contract on behalf of the Company with a one-person executive body;
- determination of the list of additional documents to be mandatorily kept at the Company;
- approval of the contract with a person who shall effectuate the powers of one-person executive body of the Company;
- adoption of a decision to terminate the powers of the one-person executive body of the Company;
- other issues provided for by the provided for by the Federal Law "On Joint-Stock Companies".

Decision on issues relegated to the competence of the Board of Directors cannot be made by the Company's executive body.

The competence of the one-person and collective executive bodies of the Issuer in accordance with its Charter (constituent documents):

The management of current activity of the Company shall be effectuated by the Director-General (a one-person executive body of the Company).

The one-person executive body shall report to the general meeting of shareholders and the Board of Directors.

To the competence of the Director-General shall be relegated all issues of management of current activity of the Company except for questions relegated to the exclusive competence of the general meeting of shareholders and the Board of Directors.

The Director-General shall organize the implementation of decisions adopted by general meetings of shareholders and the Board of Directors.

The Director-General shall act without power of attorney on behalf of the Company, including that she/he shall:

- effectuate the management of activities of the Company;
- have the right of first signature in financial documents;
- manages the property of the Company for ensuring its current activity within the limits established by the Charter;
- represent the interests of the Company both within and outside the Russian Federation, including in foreign countries;
- approve of staffing lists, conclude labor contracts with employees of the Company, apply incentive measures to employees and impose penalties thereon;
- conduct transactions on behalf of the Company except for cases provided for by the Federal Law "On Joint-Stock Companies" and the Charter of the Company;
- issue powers of attorney on behalf of the Company;

- open accounts of the Company in banks;
- organize book-keeping and reporting in the Company;
- issue orders and give instructions which shall be binding on all employees of the Company;
- perform such other functions as may be necessary to achieve the objectives of the Company and ensure its normal operation in accordance with effective legislation and the Charter except for functions relegated by the Federal Law "On Joint-Stock Societies" and the Charter to the other executive bodies of the Company.

The Director-General shall be elected by the general meeting of shareholders for a term of 4 years.

The Issuer has no code of corporate conduct (management) or any similar document.

There were some changes made to the Charter of JSC VSMPO during the last reporting period.

1. Section 15 of the Charter of JSC VSMPO "One-person executive body of the Company" was added with par. 15.8 of the following wording:

15.8 Director-General shall bear personal responsibility for:

- making provisions to protect data constituting the state secret, confidentiality at JSC VSMPO;
- making provisions to deny access to data constituting the state secret to persons with double citizenship, stateless persons, citizens of foreign countries, emigrants and re-emigrants.

2. Section 2 of the Charter of JSC VSMPO "Reorganization of the Company" was added with par. 23.4 of the following wording:

23.4 In case of the Company's reorganization:

- internal documents and those received from the Ministry of Industrial Science, other state authorities, companies, enterprises and organizations that constitute the state secret shall be given to the legal successor of JSC VSMPO who has the authority to work with such documents.

3. Section 24 of the Charter of JSC VSMPO "Procedure for liquidation of the Company, liquidation commission" was added with par. 24.14 of the following wording:

24.13 In case of the Company liquidation or termination of work with data constituting the state secret:

- internal documents shall be destroyed in accordance with the legislation or sent for archiving.
- documents received from the Ministry of Industrial Science, other state authorities, companies, enterprises and organizations shall be returned to another public authority or "organization" as requested by the interdepartmental commission on protection of the state sectret.

The full text of the effective edition of the Issuer's Charter and internal documents regulating the activities of the Issuer's management bodies is provided for open access at the web-site www.vsmpo.ru in the Internet.

5.2. Information on persons included in the management bodies of the Issuer

Board of Directors:
Chairman: Bresht, Vyacheslav Iosifovich, b.1953.
Bresht, Vyacheslav Iosifovich, b.1953.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2000
Post: adviser to Director-General of JSC VSMPO
Period: 2000 – 2002
Post: Deputy Director-General on foreign trade activities, JSC VSMPO
Period: 2002 - present time
Post: Deputy Director-General for marketing and sales, JSC VSMPO
Share in the Charter capital of the Issuer: 0.0012%
Shares in subsidiary / dependent companies of the Issuer: 19.98% in the Charter capital of JSC Insurance Company «Salda-ASKO»
Melnikov, Nikolay Konstantinovich, b. 1955.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999
Post: Head of Department of Marketing and Contractual Work, JSC VSMPO
Period: 1999 – 2001

Post: Deputy Production Director, JSC VSMPO
Period: 2001- 2003
Period: 2004 - present time
Post: Deputy Director-General for Production Planning and Management, JSC VSMPO
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none
Levin, Igor Vasilyevich, b. 1950.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2002r
Post: Chief Metallurgist, JSC VSMPO
Period: 2002 – present time
Post: Director for Science and Technology, JSC VSMPO
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none
Malygin, Igor Leonidovich, b. 1961.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 - present time
Post: Head, Press-Forging Shop, JSC VSMPO
Share in the Charter capital of the Issuer: no share
Shares in subsidiary / dependent companies of the Issuer: no shares
Ol'khovik, Eugeny Nikolaevich, b. 1955.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999
Post: head, Financial-Economic department, JSC «Siberian-Ural Aluminum Company»
Period: 1999 – 2003
Post: from 1999 - Director-General, ZAO RENOVA
Period: 1999 – 2003
Post: Deputy Director-General, " ZAO Komvek "
Period: 1999 – 2000r
Post: Deputy Director-General for Corporate Development, JSC «Siberian-Ural Aluminum Company»
Period: 2000 – 2003r
Post: First Vice-President, «OAO SUAL-HOLDING»
Period: 2000 – present time
Post: First Deputy President – First Vice-President for Business in Russia, «OAO SUAL-HOLDING»
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none
Dennis Kelly, b. 1946.
Information on education: Seton-Hall University, accounting
Posts in the last 5 years:
Period: 1999 – 2002
Post: Vice-President, Strategic Planning, "Metallurgist Group" (New-York)
Period: 2003 – present time
Post: Vice-President, Finance, "Tirus US"
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none
John Monahan, b. 1945.
Information on education: San-Francisco College, "Economy and History"
Posts in the last 5 years:
Period: 1999-2000
Post: Vice-President, Marketing and Sales, "Timet"
Period: 2000 – present time
Post: President, "Tirus US"
Share in the Charter capital of the Issuer: none

Shares in subsidiary / dependent companies of the Issuer: none

One-Person Executive Body of the Issuer:
Tetyukhin, Vladislav Valentinovich, b. 1932.

The Registrar has no information as of 01.07.2004 on the holding of shares by persons participating in the executive management Bodies of the Issuer who hold securities through nominal holders.

5.3. Information on remuneration, benefits and/or compensation of expenses for each management body of the Issuer

Total income of all members of the Board of Directors for 2003: 6`540`490,26 rubles.
In accordance with the Regulations on the Board of Directors, the remuneration for 2004 is determined and paid to the members of the Board of Directors based on the resolution of the general meeting of shareholders in accordance with the performance results of the Company for the year; besides, the members of the Board of Directors who are full-time staff employees of JSC VSMPO receive salaries in 2004 according to the staffing list of JSC VSMPO.

5.4. Information on the structure and competences of the Bodies auditing the financial and economic activities of the Issuer

The financial, economic and legal activities of the Company are audited by the Auditing Committee.
Any shareholder and any person nominated by a shareholder may be a member of the Internal Auditing Committee.
The members of the Auditing Committee of the Company may not be concurrently members of the Board of Directors or the executive bodies of the Company.
The Internal Auditing Committee is elected at an annual general meeting for a term of 1 year and consists of at least three persons.
The Internal Auditing Committee elects Chairperson and secretary to the Internal Auditing Committee from among its members.

Verification (an internal audit) of the financial and business activities of the Company is carried out with regard to the results of the Company's performance for the year and at any time at the initiative of the Internal Auditing Committee itself, decision of a general meeting of shareholders, the Board of Directors or a shareholder (shareholders) of the Company who hold in aggregate not less than 10 percent of the voting shares in the Company.

The following is relegated to the competence of the Internal Auditing Committee:

- verification of the Company's financial documents, accounting reports, conclusions of the property inventorying committee and comparison of the above documents with prime book keeping records;
- analysis of the book keeping, taxation, management and statistical books for correctness and comprehensiveness;
- analysis of the financial position of the Company, its solvency, liquidity of the assets, ratio between own and borrowed funds, net assets and the Charter capital, identification of potential for improving the financial status of the Company, development of recommendations for the management Bodies of the Company;
- verification of the timeliness and correctness of payments made to the suppliers of products and services, payments to the budget and extrabudgetary funds, determination and payment of dividends, interest on debentures, discharge of other obligations;
- confirmation of data included in annual reports of the Company, annual accounting reports, profit and loss accounts, distribution of profit, reporting documents for taxation and statistic agencies, and State authorities;
- verification of the powers of the Director-General for concluding contracts on behalf of the Company;

- verification the validity of decisions adopted by the Board of Directors, Director-General, liquidation committee and their compliance with the Charter and resolutions of the general meeting of shareholders;
- analysis of decisions of the general meeting of shareholders for their conformity to the law and the Charter.

The Internal Auditing Committee has the right:

- to demand personal explanations from members of the Board of Directors, employees of the Company including any officials, on questions which are within the competence of the Internal Auditing Committee;
- to bring to the attention of the management bodies issues concerning the responsibility of employees of the Company including officials in the event of violation by them of the Charter, provisions, rules and instructions adopted by the Company;
- to contract experts who do not occupy full-time positions in the Company in performing their functions.

At the demand of the Internal Auditing Committee persons occupying posts in the management bodies of the Company are obliged to grant access to documents on the financial and economic activities of the Company.

The Internal Auditing Committee has the right to demand convocation of an extraordinary general meeting of shareholders in the procedure provided for by the Charter.

Following an audit of financial and economic activities of the Company the Internal Auditing Committee draws up a conclusion which should contain:

- confirmation that the data contained in the reports, and other financial documents of the Company are valid;
- information on any facts of violation of regulations concerning book keeping and presentation of financial reports stipulated by legal acts of the Russian Federation, and also of the laws of the Russian Federation in conducting financial and economic activities.

5.5. Information on persons who are members of the bodies responsible for internal auditing of financial and business activities of the Issuer

Named membership of the Internal Auditing Committee of the Issuer for auditing its financial and business activities:

Ryzhova, Tatyana Eliseyevna, b.1950.
Information on education secondary vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: Chairperson of the Internal Auditing Committee
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none

Kharlampieva, Lydia Kuzminichna, b. 1937.
Information on education higher vocational
Posts in the last 5 years:
Period: 1999 – 2001
Post: auditor
Period: 2001 – present time
Post: Deputy Chairperson of the Internal Auditing Committee
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none

Nikiforova, Vera Vasilievna, b. 1937.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: auditor
Share in the Charter capital of the Issuer: 0.00032%
Shares in subsidiary / dependent companies of the Issuer: none

Pryanichnikova, Nadezhda Ivanovna, b. 1950.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 – 2001
Post: bookkeeper, shop No.16
Period: 2001 – present time
Post: auditor for financial and economic issues
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none
Akhvatova, Marina Evgenievna, b. 1959.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: head of revision and auditing department, ZAO "Renova"
Share in the Charter capital of the Issuer: none
Shares in subsidiary / dependent companies of the Issuer: none

The Registrar has no information as of 01.07.2004 on the holding of shares by persons included in the bodies responsible for auditing financial and economic activities of the Issuer who hold securities through nominal holders.

5.6. Information on the size of remuneration, benefits and/or compensation of expenses for the body responsible for auditing financial and economic activities of the Issuer

Total income of all members of the Internal Auditing Committee for 2003: 880`487,12 rubles.
«Regulations Concerning the Activity of the Internal Auditing Committee of JSC VSMPO» regulate the payment of compensations and compensations to members of the Internal Auditing Committee. By resolution of the general meeting of shareholders, members of the Internal Auditing Committee may be paid remuneration or compensations of expenses connected with the performance of the functions of members of the Internal Auditing Committee. The total sum of such remunerations and compensations is determined by resolution of the general meeting of shareholders. There were no such remuneration and compensations in 2003.
The members of the Internal Auditing Committee working on a full-time basis receive compensation as salaries in the procedure effective for employees of the Company.

5.7. Data on the Issuer's staff numbers and general data on education and qualifications of the Issuer and on changes in the staff numbers of the Issuer

Indicator	Reporting period
Average payroll numbers, persons.	15099
Total salaries and wages, '000 Rb.	386501
Total funds for social welfare, '000 Rb.	125091
Total spendings, '000 Rb.	511591

Indicator	Reporting period
Staff (employees) under the age of 25, %	15
Staff (employees) aged 25 to 35, %	26
Staff (employees) aged 35 to 55, %	52
Staff (employees) aged over 55, %	7
Total:	100
Of these:	
with secondary and/or complete general education, %	26.1
with primary and/or secondary vocational education, %	53.4
with postgraduate vocation education, %	20.1
with postgraduate vocational education, %	0.4

The employees (workers) of the Issuer have set up a trade union: Local Trade Union of the Russian Trade Union of Aviation Industry Workers JSC VSMPO.

5.8. Information on any obligations of the Issuer to the staff (employees) concerning the possibility of their participation in the Charter (share) capital (share fund) of the Issuer

The Issuer has no agreements or obligations concerning the possibility of participation of the staff (workers) of the Issuer in his Charter capital.

VI. Information on participants (shareholders) of the Issuer and on transactions of the Issuer with vested interest for making them

6.1. Data on total number of shareholders (participants) of the Issuer

The number of persons registered in the register of shareholders on the final date of the reporting quarter = 2512.
Including nominal holders = 9.

6.2. Data on participants (shareholders) of the Issuer who hold not less than 5 percent of its Charter (share) capital (share fund) or not less than 5 percent of its ordinary shares, and data on the participants (shareholders) of such persons who hold not less than 20 percent of the Charter (share) capital (share fund) or not less than 20 percent of their ordinary shares

Full and abbreviated name of the nominal holder of the Issuer:
Closed joint-stock company «Deposit and Clearing Company» (ZAO DKK)
Location: 1st Tverskaya-Yamskaya 13, Moscow, 125047.
The size of the share in the Charter capital of the Issuer: 79.163.
Proportion of ordinary shares of the Issuer which belong to him: 79.163.
The Registrar has no information as of 01.07.2004 on shareholders who account for their securities through nominal holders.

Full and abbreviated name of the nominal holder of the Issuer:
Closed joint-stock company «ING Bank (Eurasia)» (ING Bank (Eurasia) ZAO)
Location: Krasnaya Presnya, 31, Moscow, 123022.
The size of the share in the Charter capital of the Issuer: 7.134.
Proportion of ordinary shares of the Issuer which belong to him: 7.134.
The Registrar has no information as of 01.07.2004 on shareholders who account for their securities through nominal holders.

6.3. Information on the participatory share of the State or municipality in the Charter (share) capital (share fund) of the Issuer, availability of a special right ("golden share")

The State (municipality) has no share in the Charter capital of the Issuer.
No special right to the participation of the Russian Federation, subjects of the Russian Federation, municipal formations in the management of the Issuer, a joint-stock company ("golden share) ") is provided for.

6.4. Information on limitations on participation in the Charter (share) capital (share fund) of the Issuer

There are no restrictions of the number of shares belonging to one shareholder and/or their total par-value, and/or maximum number of votes given to one shareholder.
There are no restrictions on the share of participation of foreign persons in the Charter capital of the Issuer.

6.5. Data on changes in the membership and size of participation of shareholders (participants) of the Issuer who own not less than 5 percent of his Charter (share) capital (share fund) or not less than 5 percent of his ordinary shares

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the Issuer: **10.05.2000**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz BS» (ZAO Soyuz VS)
Share in the Charter capital of the Issuer: 38,60
Proportion of ordinary shares held: 38,60

Full and abbreviated corporate name: Open joint-stock company «Avitrans» (OAO Avitrans)
Share in the Charter capital of the Issuer: 16,037
Proportion of ordinary shares held: 16,037

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the Charter capital of the Issuer: 15,5
Proportion of ordinary shares held: 15,5

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the Issuer: **23.04.2001**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the Charter capital of the Issuer: 38,6098
Proportion of ordinary shares held: 38,6098

Full and abbreviated corporate name: Open joint-stock company Avitrans» (OAO Avitrans)
Share in the Charter capital of the Issuer: 8,1922
Proportion of ordinary shares held: 8,1922

Full and abbreviated corporate name: OBA Enterprises Limited

Share in the Charter capital of the Issuer: 15,5
Proportion of ordinary shares held: 15,5

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the Issuer: **09.04.2002**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the Charter capital of the Issuer: 38,6110
Proportion of ordinary shares held: 38,6110

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the Charter capital of the Issuer: 17,6037
Proportion of ordinary shares held: 17,6037

Full and abbreviated corporate name: Nikitas Brokerage Limited
Share in the Charter capital of the Issuer: 14,1312
Proportion of ordinary shares held: 14,1312

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the Issuer: **10.04.2003**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the Charter capital of the Issuer: 42,9003
Proportion of ordinary shares held: 42,9003

Full and abbreviated corporate name: Nikitas Brokerage Limited
Share in the Charter capital of the Issuer: 13,1082
Proportion of ordinary shares held: 13,1082

Full and abbreviated corporate name: Open joint-stock company «AVISMA Titanium and Magnesium Works» (OAO "AVISMA")
Share in the Charter capital of the Issuer: 17,7025
Proportion of ordinary shares held: 17,7025

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the Issuer: **05.12.2003**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the Charter capital of the Issuer: 8,1595
Proportion of ordinary shares held: 8,1595

Full and abbreviated corporate name: Limited liability company «RENOVA-INVESTITSII» (OOO RENOVA-INVESTITSII)
Share in the Charter capital of the Issuer: 5,5941
Proportion of ordinary shares held: 5,5941

Full and abbreviated corporate name: Colbridge Limited
Share in the Charter capital of the Issuer: 20,0000
Proportion of ordinary shares held: 20,0000

Full and abbreviated corporate name: Colgrove Limited
Share in the Charter capital of the Issuer: 6,3526
Proportion of ordinary shares held: 6,3526

Full and abbreviated corporate name: Finecroft Limited
Share in the Charter capital of the Issuer: 11,2499
Proportion of ordinary shares held: 11,2499

Full and abbreviated corporate name: Maxbay Limited

Share in the Charter capital of the Issuer: 6,3517
Proportion of ordinary shares held: 6,3517

Full and abbreviated corporate name: Rockcastle Enterprises Limited
Share in the Charter capital of the Issuer: 5,0812
Proportion of ordinary shares held: 5,0812

Full and abbreviated corporate name: Winfair Limited
Share in the Charter capital of the Issuer: 10,4888
Proportion of ordinary shares held: 10,4888

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the Issuer: **29.03.2004**
Full and abbreviated corporate name: Deplex Limited
Share in the Charter capital of the Issuer: 20,0000
Proportion of ordinary shares held: 20,0000

Full and abbreviated corporate name: Finebond Limited
Share in the Charter capital of the Issuer: 20,0000
Proportion of ordinary shares held: 20,0000

Full and abbreviated corporate name: Osengo Investments Limited
Share in the Charter capital of the Issuer: 12,0164
Proportion of ordinary shares held: 12,0164

Full and abbreviated corporate name: Coldstream Limited
Share in the Charter capital of the Issuer: 10,0134
Proportion of ordinary shares held: 10,0134

Full and abbreviated corporate name: Multibrook Ltd
Share in the Charter capital of the Issuer: 10,0134
Proportion of ordinary shares held: 10,0134

6.6. Information on transactions with vested interest conducted by the Issuer

Based on the results for the latest reporting period, there have been no transactions for which there was vested interest.

6.7. Information on Accounts Receivable

Type of account receivable	Due date, '000 rubles					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Total accounts receivable, including:	1 125 567	0	175 194	437 811	323 748	54 606
including:						
Overdue debts	0	0	0	112 209	323 748	54 606
Buyers and customers	302 705	0	175 194	325 602		

Bill receivable	According to Order of RF Ministry of Finance dated 22 July 2003 No.67н "On Forms of Accounting Reports of Organizations", starting from 2003 this information is not included in accounting reports.
Subsidiaries and dependent companies	
Participants (promoters) in terms of contributions to Charter capital	
Prepayments	
Other debtors	

VII. Financial reports of the Issuer and other financial information

7.1. Annual financial reports of the Issuer

The annual financial reports of the Issuer for the last full financial year are included into the quarterly report for the 1st quarter.

7.2. Quarterly accounting reports of the Issuer for the last full reporting quarter

The quarterly accounting reports of the Issuer for the reporting quarter have been prepared in accordance with the requirements of the legislation of the Russian Federation.
The Issuer's quarterly accounting reports include:
a) Balance Sheet – form No.1
б) Profit and Loss Account – form No.2

BALANCE SHEET

		Codes
	Form No. 1 according to OKUD	0710001
As of 1 July 2004	Date (year, month, day)	
Organization: Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-Organizational form / form of ownership: Open joint-stock company	KOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Location (address) Verkhnaya Salda, Sverdlovsk Region

ASSETS	Indicator code	At beginning of year	At end of reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1266	1 164
Tangible assets	120	1 966 585	2 040 642
Construction in progress	130	841 080	884 695
Income-bearing investments in material assets	135	0	0

Long-term financial investments	140	915 254	977 487
Deferred tax assets	145	69	69
Other fixed assets	150	0	0
TOTAL over Section I	190	3 724 254	3 904 057
II. CURRENT ASSETS			
Inventories including:	210	3 888 810	4 385 154
Raw and other materials and other similar assets	211	907 946	1 063 197
livestock breeding and fattening	212	0	0
work in progress	213	1 102 521	1 197 110
finished products and goods for resale	214	925 828	996 567
goods in transit	215	944 258	1 123 066
Deferred expenses	216	8 257	5 214
other inventories and costs	217	0	0
Value added tax on assets acquired	220	517 178	556 334
Accounts receivable (due in more than 12 months after reporting date) including:	230	0	0
buyers and customers	231	0	0
Accounts receivable (due within 12 months after reporting date) including:	240	1 724 344	2 116 926
buyers and customers	241	678 887	803 501
Short-term financial investments	250	175 827	537
Cash	260	32 122	156 079
Other current assets	270	0	0
TOTAL over Section II	290	6 338 281	7 215 030
BALANCE	300	10 062 535	11 119 087

CAPITAL AND LIABILITIES	**Indicator code**	**At beginning of year**	**At end of reporting period**
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	10 626	10 626
Own shares repurchased from shareholders	411	0	0
Paid-in surplus	420	1 359 991	1 359 991
Reserve capital including:	430	624	624
reserves formed in accordance with legislation	431	624	624
reserves formed in accordance with constituent documents	432	0	0
Retained profit (uncovered loss)	470	5 523 333	6 128 698

TOTAL over Section III	490	6 894 574	7 499 939
IV. LONG-TERM LIABILITIES			
Loans and credits	510	0	0
Deferred tax	515	12 415	16 969
Other long-term liabilities	520	0	0
TOTAL over Section IV	590	12 415	16 969
V. SHORT-TERM LIABILITIES			
Loans and credits	610	1 694 902	1 428 052
Accounts payable including:	620	1 446 225	1 620 608
suppliers and contractors	621	469 494	448 739
payroll	622	2 213	1 986
state extrabudgetary funds	623	43 302	34 485
taxes and duties	624	354 067	323 485
other creditors	625	577 149	811 913
Debts to participants (promoters) in terms of income payment	630	0	0
Deferred income	640	402	460
Reserves for prepaid expenses)	650	14 017	553 059
Other short-term liabilities	660	0	0
TOTAL over Section V	690	3 155 546	3 602 179
BALANCE	700	10 062 535	11 119 087

INFORMATION ON ASSETS ACCOUNTED FOR IN OFF BALANCE SHEET ACCOUNTS

Name of indicator	Indicator code	At beginning of reporting period	At end of reporting period
1	2	3	4
Leased fixed assets	910	0	10 996
including under leasing agreements	911	0	10 539
Tangible assets received for custody	920	0	5
Goods accepted on commission	930	0	0
Written-off debts of insolvent debtors	940	5 676	131 050
Securities for obligations and payments received	950	0	0
Securities for obligations and payments issued	960	100	1 205 119
Wear and tear of housing	970	0	0
Wear and tear of improvements and other similar assets	980	0	0
Intangible assets received for use	990	0	0
Other	1000	0	252 727

PROFIT AND LOSS ACCOUNT

		Codes
	Form No. 2 according to OKUD	0710002
As of 1 July 2004	Date (year, month, day)	
Organization: Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-Organizational form / form or ownership: Joint-stock company	OKOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Address Verkhnaya Salda, Sverdlovsk Region .

Indicator		**For reporting period**	**For same period of previous year**
Name	**Code**		
1	2	3	4
Income and expenses on ordinary activities			
Proceeds (net) from sales of goods, products, works, services (less value added tax, excises and similar payments)	010	5 049 513	3 984 451
Cost of goods, products, works, services sold	020	(3 610 440)	(2 385 981)
Gross profit	029	1 439 073	1 598 470
Trade expenses	030	(121 913)	(98 727)
Management expenses	040	(574 495)	(393 208)
Profit (loss) from sales	050	742 665	1 106 535
Other income and expenses			
Interest receivable	060	165	17 603
Interest payable	070	(44 902)	(49 002)
Income from participation in other Organizations	080	0	0
Other operating income	090	3 055 248	2 568 222
Other operating expenses	100	(3 140 925)	(2 749 057)
Extraordinary income	120	433 843	310 383
Extraordinary expenses	130	(212 983)	(167 652)
Profit (loss) before tax	140	833 111	1 037 032
Deferred tax assets	141	0	0
Deferred tax liabilities	142	(4 553)	(0)
Current tax on profit	150	(223 193)	(275 409)

Net profit (loss) for reporting period	190	605 365	761 623
For reference. Permanent tax liabilities (assets)	200	27 799	0
Basic profit (loss) per share		0	0
Diluted profit (loss) per share		0	0

DESCRIPTION OF INDIVIDUAL PROFIT AND LOSS ITEMS

Indicator		For the reporting period		For the same period of the previous year	
Name	Code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits acknowledged or for which court (arbitration court) resolutions on recovery thereof received	210	11	671	63	54
Profit (loss) for previous years	220	46 672	16 475	165 326	13 738
Recovery of damage caused by failure to meet or improper fulfillment of obligations	230	0	80	20	39
Exchange rate difference in operations involving foreign currency	240	68 870	48 634	105 187	31 393
Deductions to evaluation reserves	250	x	0	x	
Writing off accounts receivable and payable for which limitation period has expired	260	6	9 657	13 917	16 833

7.3 Consolidated financial reports of the Issuer for the last full financial year.

Consolidated financial reports of the Issuer for the last full financial year are prepared according to the requirements of the legislation of the Russian Federation.

BALANCE SHEET

(consolidated)

		Codes
	Form No. 1 according to OKUD	0710001
As of 1 January 2004	Date (year, month, day)	30. | 03. | 04
Organization: Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-Organizational form / form of ownership: Open joint-stock company	KOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Location (address) Verkhnaya Salda, Sverdlovsk Region

ASSETS	Indicator code	At beginning of year	At end of reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	35 343	33 521
Tangible assets	120	2 160 261	2 718 496
Construction in progress	130	867 426	927 964
Income-bearing investments in material assets	135	0	0
Long-term financial investments	140	316 133	1 106 702
Deferred tax assets	145	0	2 759
Other fixed assets	150	0	0
TOTAL over Section I	190	3 379 163	4 789 172
II. CURRENT ASSETS			
Inventories including:	210	3 613 074	4 172 641
Raw and other materials and other similar assets	211	1 174 035	1 051 285
livestock breeding and fattening	212	0	0
work in progress	213	987 030	1 212 859
finished products and goods for resale	214	720 654	935 150
goods in transit	215	701 821	944 258
Deferred expenses	216	29 534	24 525
other inventories and costs	217	0	4 564
Value added tax on assets acquired	220	464 644	622 908
Accounts receivable (due in more than 12 months after reporting date) including:	230	0	0
buyers and customers	231	0	0
Accounts receivable (due within 12 months after reporting date)	240	2 760 119	2 131 433

including:			
buyers and customers	241	906 960	915 458
Short-term financial investments	250	5 513	177 873
Cash	260	24 011	38 705
Other current assets	270	0	0
TOTAL over Section II	290	6 867 361	7 143 560
BALANCE	300	10 246 524	11 932 732

CAPITAL AND LIABILITIES	Indicator code	At beginning of year	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	10 665	10 667
Own shares repurchased from shareholders	411	0	0
Paid-in surplus	420	2 453 755	2 236 252
Reserve capital including:	430	655	649
reserves formed in accordance with legislation	431	655	649
reserves formed in accordance with constituent documents	432	0	0
Retained profit (uncovered loss)	470	4 842 561	6 067 205
TOTAL over Section III	490	7 307 636	8 314 773
IV. LONG-TERM LIABILITIES			
Loans and credits	510	0	0
Deferred tax	515	0	22 957
Other long-term liabilities	520	0	0
TOTAL over Section IV	590	0	22 957
V. SHORT-TERM LIABILITIES			
Loans and credits	610	1 579 550	2 073 965
Accounts payable including:	620	1 273 786	1 468 963
suppliers and contractors	621	339 731	439 355
payroll	622	19 159	19 037
state extrabudgetary funds	623	31 539	49 421
taxes and duties	624	415 662	379 984
other creditors	625	467 695	581 165
Debts to participants (promoters) in terms of income payment	630	357	232
Deferred income	640	775	812
Reserves for prepaid expenses)	650	84 420	51 030

Other short-term liabilities	660	0	0
TOTAL over Section V	690	2 938 888	3 595 002
BALANCE	700	10 246 524	11 932 732

INFORMATION ON ASSETS ACCOUNTED FOR IN OFF BALANCE SHEET ACCOUNTS

Name of indicator	Indicator code	At beginning of reporting period	At end of reporting period
1	2	3	4
Leased fixed assets	910	26 836	22 603
including under leasing agreements	911	0	1 620
Tangible assets received for custody	920	20 374	16 297
Goods accepted on commission	930	0	0
Written-off debts of insolvent debtors	940	10 606	28 189
Securities for obligations and payments received	950	0	0
Securities for obligations and payments issued	960	703 865	750 754
Wear and tear of housing	970	8 979	5 937
Wear and tear of improvements and other similar assets	980	0	0
Intangible assets received for use	990	0	0
Tangible assets received for recycling		33 606	0
Other	1000	0	40 754

PROFIT AND LOSS ACCOUNT

(consolidated)

		Codes
	Form No. 2 according to OKUD	0710002
As of 1 January 2004	Date (year, month, day)	
Organization: Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-Organizational form / form or ownership: Joint-stock company	OKOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Address Verkhnaya Salda, Sverdlovsk Region .

Indicator		**For reporting period**	**For same period of previous year**
Name	**Code**		
1	2	3	4
Income and expenses on ordinary activities			
Proceeds (net) from sales of goods, products, works, services (less value added tax, excises and similar payments)	010	9 430 239	10 102 411
Cost of goods, products, works, services sold	020	6 068 901	5 914 658
Gross profit	029	3 361 338	4 187 753
Trade expenses	030	251 257	263 368
Management expenses	040	1 013 296	954 398
Profit (loss) from sales	050	2 096 785	2 969 987
Other income and expenses			
Interest receivable	060	35 007	94 507
Interest payable	070	110 572	131 581
Income from participation in other organizations	080	298	314
Other operating income	090	5 458 467	6 548 037
Other operating expenses	100	5 738 265	6 850 601
Extraordinary income	120	521 004	161 740
Extraordinary expenses	130	440 893	683 491
Profit (loss) before tax	140	1 821 831	2 108 912
Deferred tax assets	141	1 352	0
Deferred tax liabilities	142	17 442	0
Current tax on profit	150	485 231	682 808

Penalties		12	0
Tax on profit for previous years		670	0
Net profit (loss) for reporting period	190	1 319 828	1 426 104
For reference. Permanent tax liabilities (assets)	200	64 080	0
Basic profit (loss) per share		0	0
Diluted profit (loss) per share		0	

DESCRIPTION OF INDIVIDUAL PRODIT AND LOSS ITEMS

Indicator		For the reporting period		For the same period of the previous year	
Name	Code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits acknowledged or for which court (arbitration court) resolutions on recovery thereof received	210	83	2 554	53	2 038
Profit (loss) for previous years	220	228 863	22 337	34 452	9 524
Recovery of damage caused by failure to meet or improper fulfillment of obligations	230	51	73	0	101
Exchange rate difference in operations involving foreign currency	240	199 761	98 255	50 516	67 187
Deductions to evaluation reserves	250	x	0	x	-
Writing off accounts receivable and payable for which limitation period has expired	260	42 269	27 507	20 004	9 973

7.4. Information on total exports and the proportion of exports in total sales

Name of indicator	1999	2000	2001	2002	2003	2004 1st quarter	2004 2nd quarter
I. Income and expenses with regard to ordinary activities							
1. Proceeds (net) from sales of goods, products, works and services (net of VAT, excises and similar compulsory payments), '000 Rb.	3 298 051	4 624 299	7 346 341	8 768 747	8369550	2343760	2705753
including							
2. Proceeds (net) from exports of goods, '000 Rb.	2 048 579	2 788 976	5 081 134	4 885 681	4510042	1308276	1616859

3. Share of income from exports in total sales, %	62.1	60.3	69.2	55.7	53.9	55.8	59.8

7.5. Information on significant changes in the Issuer's property which have taken place since the final date of the last full financial year

No substantial changes in the fixed assets of the Issuer have taken place after the final date of the last full financial year till the final date of the reporting quarter.

7.6. Information on the participation of the Issuer in litigations in cases where such participation could have a substantial effect on the financial and business activities of the Issuer

The Issuer has not taken part in any litigation which could have a substantial effect on the financial and business activities of the Issuer.

VIII. Additional information on the Issuer and emission securities placed by him

8.1. Additional information on the Issuer

8.1.1. Information on size and structure of the Charter (share) capital (share fund) of the Issuer
Size of the Issuer's Charter capital as of 01.07.2004: 10`625`600 rubles.
Breakdown of the Issuer's Charter capital by category of shares:
Ordinary shares: 10`625`600
Total par value: 10`625`600 rubles
Proportion in the Charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the Charter capital: none

8.1.2. Information on changes in the size of the Charter (share) capital (share fund) of the Issuer
Size of the Issuer's Charter capital as of 01.01.1998: 4`157`004 rubles.
Breakdown of the Issuer's Charter capital by category of shares:
Ordinary shares: 4`157`004
Total par value: 4`157`004 rubles
Proportion in the Charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the Charter capital: none

Size of the Issuer's Charter capital as of 06.04.1998: 8`314`008 rubles.
Breakdown of the Issuer's Charter capital by category of shares:
Ordinary shares: 8`314`008
Total par value: 8`314`008 rubles
Proportion in the Charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the Charter capital: none
Name of the Issuer's management body which adopted the decision to change the size of the Issuer's Charter capital: general meeting of shareholders
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the Issuer's Charter capital was adopted: unnumbered, dated 16.01.1998

Size of the Issuer's Charter capital as of 22.05.1998: 11`806`008 rubles.
Breakdown of the Issuer's Charter capital by category of shares:
Ordinary shares: 11`806`008
Total par value: 11`806`008 rubles
Proportion in the Charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the Charter capital: none
Name of the Issuer's management body which adopted the decision to change the size of the Issuer's Charter capital: Board of Directors
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the Issuer's Charter capital was adopted: unnumbered, dated 23.04.1998

Size of the Issuer's Charter capital as of 12.07.2002: 10`625`600 rubles.
Breakdown of the Issuer's Charter capital by category of shares:
Ordinary shares: 10`625`600
Total par value: 10`625`600 rubles
Proportion in the Charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the Charter capital: none
Name of the Issuer's management body which adopted the decision to change the size of the Issuer's Charter capital: general meeting of shareholders
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the Issuer's Charter capital was adopted: unnumbered, dated 24.05.2002

8.1.3. Information on the formation and use of reserve fund and other funds of the Issuer

Name of fund: reserve fund
Size of the fund established by the constituent documents: in accordance with item 20.2. of the current Edition of the Charter, the Company shall create a reserve fund in the amount of 25 percent of the Company's Charter capital.
Size of the fund in monetary terms as of 01.07.2004: 623`551 rubles
Size of the fund in terms of proportion in the Charter capital: 5,9%

8.1.4. Information on the procedure for convocation and holding of a general meeting (session) of the supreme management body of the Issuer

Name the supreme management body of the Issuer: general meeting of shareholders
Notification of shareholders concerning a general meeting of the supreme management body of the Issuer:
Notice of a general meeting of shareholders shall be served not later than 20 days, and notice of a general meeting the agenda of which contains an issue of reorganization of the Company not later than 30 days before the date of the general meeting.
Within the above specified periods of time notice of a general meeting of shareholders shall be published in the publication the "Novator" newspaper, and also within the above specified periods of time notice of a general meeting of shareholders shall be served by a registered letter or personally against signature on each person indicated in the list of persons who are entitled to participate in the general meeting.
The company shall have the right to additionally notify shareholders of a general meeting of shareholders through mass media (TV, radio) and also through the Internet.
Persons (bodies) which shall have the right to call (requisition) an extraordinary meeting of the supreme management body:
An extraordinary general meeting of shareholders may be held by decision of the Board of Directors at its own initiative, the requisition of the Internal Auditing Committee, the auditor of the Company, and also shareholders (shareholder) who hold not less than 10 percent of the voting shares of the Company as of the date on which the requisition is lodged.

The convocation of an extraordinary general meeting of shareholders at the requisition of the Internal Auditing Committee, the auditor of the Company or shareholders (shareholder) who hold not less than 10 percent of the voting shares of the Company shall be effectuated by the Board of Directors.
The procedure for setting the date of a meeting of the supreme management body of the Issuer:
The Company shall hold an annual general meeting of shareholders every year on a date which is not earlier than 2 months and not later than 6 months after the final date of the financial year.
The convocation of annual and extraordinary general meetings of shareholders, except for cases provided for by item 8, Article of 55 of the Federal Law "On Joint-Stock Companies" is relegated to the competence of the Board of Directors.
Persons who have the right to make proposals for the agenda of the meeting of the supreme management body of the Issuer, and the procedure for submission of such proposals:
Shareholders (shareholder) who hold together not less than 2 percent of the voting shares of the Company have the right to propose questions for the agenda of the annual general meeting shareholders.
Such proposals shall be received by the Company not later than 30 days after the end of the financial year.
A proposal to include a question into the agenda of a general meeting of shareholders shall contain the formulation of each question proposed.
A proposal to include questions into the agenda of a general meeting of shareholders may contain the formulation of a resolution for each question proposed.
Proposals concerning the inclusion of questions into the agenda of a general meeting of shareholders and the nomination of candidates shall be presented in writing with indication of the name of the shareholders (shareholder) who have presented them, the numbers and categories (types) of shares held by them and shall be signed by these shareholders (shareholder).
The Board of Directors shall consider all proposals submitted and make a decision to include them into the agenda of the general meeting of shareholders or to refuse to include them into the agenda not later than 5 days after the end of the period established by the Charter for submission of proposals for the agenda of an annual general meeting of shareholders and nomination of candidates for the Board of Directors and for the Internal Auditing Committee, and also a candidate for the post of Director-General.
A question proposed by shareholders (shareholder) is subject to inclusion into the agenda of a general meeting of shareholders and nominated candidates are subject to inclusion into the list of nominees for voting for elections to relevant bodies of the Company, except for cases where:

- shareholders (shareholder) have failed to observe the deadlines established by the Charter for submission of questions for the agenda and nomination of candidates for an annual general meeting of shareholders;
- shareholders (shareholder) have failed to observe the deadlines established by the Charter for nominating candidates for election as members of the Board of Directors at an extraordinary general meeting of shareholders;
- shareholders (shareholder) do not hold the number of voting shares in the Company as provided for in items 1 and 2, Article 53 of the Federal Law "On Joint-Stock Companies";
- the proposal does not correspond to the requirements provided for in items 3 and 4, Article 53 of the Federal Law "On Joint-Stock Societies" and to the requirements of the Charter based on the above law;
- the question proposed for inclusion into the agenda of a general meeting of shareholders is not relegated to its competence by the law and the Charter and (or) does not correspond to the requirements of the Federal Law "On Joint-Stock Societies" and other legal acts of the Russian Federation.

A reasoned resolution of the Board of Directors to refuse to include a proposed question into the agenda of a general meeting of shareholders or a candidate into the list of nominees for voting in elections to corresponding body of the Company shall be sent to the shareholders (shareholder) who brought in the question or put forward the candidate not later than 3 days from the date on which it was received.
The Board of Directors has no right to make changes in the formulations of questions proposed for inclusion into the agenda of a general meeting of shareholders, and the formulations of decisions concerning such questions.

In addition to questions proposed by shareholders for inclusion into the agenda of a general meeting of shareholders, and also in case no such proposals have been put forward or no candidate or an insufficient number of candidates have been nominated by shareholders for forming a corresponding body, the Board of Directors has the right to include questions into the agenda of a general meeting of shareholders or candidates into the list of nominees at its discretion.
Persons who have the right to access information (materials) made available for preparation and transaction of a meeting of the supreme management body of the Issuer, and also the procedure for gaining access to such information (materials):
In accordance with the Federal Law «On Joint-Stock Companies», relegated to such persons are those who have the right to participate in a general meeting of shareholders.
The list of persons who have the right to participate in a general meeting of shareholders is drawn up on the basis of data contained in the register of shareholders of the Company.
The procedure for gaining access to information made available for preparation of a meeting of shareholders: at the location of the executive Bodies of the Company; during the general meeting of shareholders at the place where it is held; in other places specified in the notice of the general meeting of shareholders; at shareholder's request within not more than five days, and in such cases payment for copies shall not exceed the cost of making them; at the office of the one-person executive Body.

8.1.5. Information on commercial organizations in which the Issuer holds not less than 5 percent of the Charter (share) capital (share fund) or not less than 5 percent of ordinary shares

«TIRUS HOLDING» Limited Liability Company («TIRUS HOLDING» LLC)
Location: Viktor Ambartsumyan Str. 18, ap. 8, Yerevan, Armenia, 375033.
Issuer's participatory share in Charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to Issuer: 100%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (Board of Directors):
No board of directors is provided for by the Charter of the company.

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive body:
Retanova Lyudmila Anatolyevna, b. 1964.
Participatory share of Retanova L.A. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Retanova L.A.: 0
The Registrar has no information as of 01.07.2004 concerning the holding of shares by Retanova L.A. who accounts for her securities through nominal holders.

Full and abbreviated corporate name:
Limited liability company "Tirshop" (OOO Tirshop)
Location: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Issuer's participatory share in Charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to Issuer: 70%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
No board of directors is provided for by the Charter of the company.

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive Body:

Golovanova Tatyana Nikolaevna, b. 1954.
Participatory share of Golovanova T.N. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Golovanova T.N.: 0

Full and abbreviated corporate name:
Closed joint-stock company «Titan» Firm (ZAO TD «Titan»)
Location: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Issuer's participatory share in Charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to Issuer: 70%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
Chernova Galina Vladimirovna, b. 1959
Participatory share of Chernova G.V. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Chernova G.V.: 0

Panteleyeva Tatyana Maksimovna, b. 1960.
Participatory share of Panteleyeva T.M. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Panteleyeva T.M.: 0

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive Body:
Chernova Galina Vladimirovna, b. 1959.
Participatory share of Chernova G.V. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Chernova G.V.: 0

Full and abbreviated corporate name:
Open Joint Stock Company «AVISMA Titanium-Magnesium Works» (JSC «AVISMA»)
Location: Zagorodnaya Str. 1, Berezniki, Perm Region, Russia, 618421.
Issuer's participatory share in Charter capital of subsidiary: 42,06%
Proportion of ordinary shares in subsidiary which belong to Issuer: 56,08%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
Besedin Vasily Aleksandrovich (chairman of the Board of Directors), b. 1953.
Participatory share of Besedin V.A. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Besedin V.A.: 0

Sementsov Alexander Vladimirovich, b. 1966
Participatory share of Sementsov A.V. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Sementsov A.V.: 0

Korkin Nikolay Pavlovich, b. 1950.
Participatory share of Korkin N.P. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Korkin N.P.: 0

Trifonov Victor Ivanovich, b. 1950
Participatory share of Trifonov V.I. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Trifonov V.I.: 0

Shalaev Mikhail Nikolaevich, b. 1954.

Participatory share of Shalaev M.N. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Shalaev M.N.: 0

Ol'khovik Eugeny Nikolaevich, b. 1955
Participatory share of Ol'khovik E.N. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Ol'khovik E.N.: 0

Membership of collegial executive body (board, directors):
Tankeyev Vladimir Petrovich, b. 1938
Participatory share of Tankeyev V.P. in Issuer's Charter capital: 0,01
Proportion of ordinary shares of the Issuer held by Tankeyev V.P.: 0,01

Styrnikov Yury Nikolaevich, b. 1952
Participatory share of Styrnikov Yu.N. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Styrnikov Yu.N.: 0

Ovchinnikov Sergey Evgenjevich, b. 1952
Participatory share of Ovchinnikov S.E. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Ovchinnikov S.E.: 0

Sizikov Igor Anatolyevich, b. 1964
Participatory share of Sizikov I.A. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Sizikov I.A.: 0

Bragina Elena Gennadyevna, b. 1959
Participatory share of Bragina E.G. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Bragina E.G.: 0

Vydrina Liubov Valentinovna, b. 1950
Participatory share of Vydrina L.V. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Vydrina L.V.: 0

Gorban Vyacheslav Ivanovich, b. 1954
Participatory share of Gorban V.I. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Gorban V.I.: 0

Yefimov Alexander Vasilyevich, b. 1953
Participatory share of Yefimov A.V. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Yefimov A.V.: 0

Potekha Sergey Ivanovich, b. 1953
Participatory share of Potekha S.I. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Potekha S.I.: 0

Filippova Tatyana Gennadyevna, b. 1963
Participatory share of Filippova T.G. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Filippova T.G.: 0

Noskova Tatyana Evgenyevna, b. 1949
Participatory share of Noskova T.E. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Noskova T.E.: 0

Kashkarov Igor Aleksandrovich, b. 1966
Participatory share of Kashkarov I.A. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Kashkarov I.A.: 0

Nikulin Pavel Alekseyevich, b. 1938
Participatory share of Nikulin P.A. in Issuer's Charter capital: 0,01
Proportion of ordinary shares of the Issuer held by Nikulin P.A.: 0,01

Vasilyev Gennady Pavlovich, b. 1951
Participatory share of Vasilyev G.P. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Vasilyev G.P.: 0

Agalakov Vadim Vladimirovich, b. 1956
Participatory share of Agalakov V.V. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Agalakov V.V.: 0

Rymkevich Dmitry Anatolyevich, b. 1968
Participatory share of Rymkevich D.A. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Rymkevich D.A.: 0

Person who performs the function of one-person executive body:
Tetyukhin Vladislav Valentinovich, b. 1932
Participatory share of Tetyukhin V.V. in Issuer's Charter capital: 0,0012
Proportion of ordinary shares of the Issuer held by Tetyukhin V.V.: 0,0012

Full and abbreviated corporate name:
Open joint-stock company «Ural» (OAO Ural)
Location: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Issuer's participatory share in Charter capital of subsidiary: 51%
Proportion of ordinary shares in subsidiary which belong to Issuer: 51%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
Shagovaleyev Vladimir Alekseevich, b. 1950
Participatory share of Shagovaleyev V.A. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Shagovaleyev V.A.: 0

Lomko Alexey Petrovich, b. 1976
Participatory share of Lomko A.P. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Lomko A.P.: 0

Semenov Alexander Evgenjevich,
Participatory share of Semenov A.E. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Semenov A.E.: 0

Odinokikh Victor Vasilyevich (chairman of the Board of Directors), b. 1949
Participatory share of Odinokikh V.V. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Odinokikh V.V.: 0

Shashkina Nadezhda Nikolayevna, b. 1974
Participatory share of Shashkina N.N. in Issuer's Charter capital: 0,0004
Proportion of ordinary shares of the Issuer held by Shashkina N.N.: 0,0004

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive body:
Shagovaleyev Vladimir Alekseyevich, b. 1950

Full and abbreviated corporate name:
Closed joint-stock company «Medical Insurance Company «Tirus-Medservis» (ZAO MSK «Tirus-Medservis»)
Location: Molodezhny Poselok 105, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Issuer's participatory share in Charter capital of subsidiary: 31,4%
Proportion of ordinary shares in subsidiary which belong to Issuer: 31,4%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
No board of directors is provided for by the Charter.

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive body:
Oks Igor Mikhaylovich, b. 1953
Participatory share of Oks I.M. in Issuer's Charter capital: 0,0001
Proportion of ordinary shares of the Issuer held by Oks I.M.: 0,0001

Full and abbreviated corporate name:
Limited liability company «Insurance Company «Salda-ASKO» (OOO «Insurance Company «Salda-ASKO»)
Location: Engels Str. 71A, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
Issuer's participatory share in Charter capital of subsidiary: 14%
Proportion of ordinary shares in subsidiary which belong to Issuer: 14%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
No board of directors is provided for by the Charter.

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive body:
Oks Igor Mikhaylovich, b. 1953
Participatory share of Oks I.M. in Issuer's Charter capital: 0,0001
Proportion of ordinary shares of the Issuer held by Oks I.M.: 0,0001

Full and abbreviated corporate name:
Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location:Onezhskaya Str. 24/1, Moscow , Russia, 125413.
Issuer's participatory share in Charter capital of subsidiary: 50,06%
Proportion of ordinary shares in subsidiary which belong to Issuer: 50,06%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
Gorbunova Marina Yurievna, b. 1963
Participatory share of Gorbunova M.Yu. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Gorbunova M.Yu.: 0

Zvereva Marina Viktorovna, b. 1961
Participatory share of Zvereva M.V. in Issuer's Charter capital: 0.0001
Proportion of ordinary shares of the Issuer held by Zvereva M.V.: 0.0001

Kosarev Alexander Leonidovich, b. 1948
Participatory share of Kosarev A.L. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Kosarev A.L.: 0

Liokumovich Anatoly Khatskelevich, b. 1943
Participatory share of Liokumovich A.Kh. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Liokumovich A.Kh.: 0

Marokhin Sergey Mikhaylovich, b. 1958
Participatory share of Marokhin S.M. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Marokhin S.M.: 0

Tikhomirov Michael Phillipovich, b. 1947
Participatory share of Tikhomirov M.Ph. in the Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Tikhomirov M.Ph.: 0

Sidorenko Pavel Vladimirovich, b. 1963
Participatory share of Sidorenko P.V. in the Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Sidorenko P.V.: 0

Shemyakin Anatoly Gavrilovich, b. 1953
Participatory share of Shemyakin A.G. in the Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Shemyakin A.G.: 0

Lebedev Andrey Borisovich, b. 1956
Participatory share of Lebedev A.B. in the Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Lebedev A.B.: 0

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive body:
Shein Yefim Yelizarovich, b. 1945
Participatory share of Shein E.E. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Shein E.E.: 0

Full and abbreviated corporate name:
Closed joint-stock company «Tirus Firm» (Tirus Firm)
Location: Parkovaya 1, Verkhnaya Sala, Sverdlovsk Region, Russia, 624760.
Issuer's participatory share in Charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to Issuer: 100%
Subsidiary's participatory share in Issuer's Charter capital: 0
Proportions of Issuer's ordinary shares belonging to subsidiary: 0

Membership of the Board of Directors (Supervisory Board):
No Board of Directors is provided for by the Charter.

Membership of collegial executive body (board, directors):
No collegial executive body is provided for by the Charter.

Person who performs the function of one-person executive body:
Kulik Sergei Petrovich, b. 1957
Participatory share of Kulik S.P. in Issuer's Charter capital: 0
Proportion of ordinary shares of the Issuer held by Kulik S.P.: 0

8.1.6. Information on major transactions conducted by the Issuer

Major transactions accomplished by the Issuer the size of obligations under which amounts to 10 and more percent of the balance sheet value of the Issuer's assets according to his financial reports for the last full reporting period preceding the date of such transactions have not been registered.

8.1.7. Information on the credit ratings of the Issuer

No credit rating (ratings) have been given to the Issuer and/or Issuer's securities.

8.2. Information on each category (type) of shares of the Issuer

Categories of shares of three issues: ordinary
Par value of each share: 1 ruble
Number of shares in circulation: 10`625`600
Number of shares accounted for by the Issuer in his balance sheet: 10`625`600
State registration number of the first issue: 62-1П-189
Date of state registration: 28.04.1993
State registration number of the second issue 1-02-30202-D
Date of state registration: 6.04.1998
State registration number of the third issue 1-03-30202-D
Date of state registration: 22.05.1998

The Company has the right to place, in addition to the already placed shares, the following categories of shares (declared shares):
Preference shares numbering 2`500`000 (two million five hundred thousand) at a par value of each share of 1 ruble.
Declared preference shares shall grant the following rights:
the right to receive dividend every year in the amount of 2.25 of the par value of the share;
preferential right as compared with ordinary shares to receive accumulated but not paid dividends;
preferential right to receive part of the price of the property (liquidation cost) on preference shares remaining after liquidation of the Company.

Rights granted by shares to their holders:
General rights of holders of shares of all categories (types):

- to dispose of the shares which they hold without the consent of the other shareholders and the Company in the procedure provided for by the Charter;
- the shareholders of the Company who voted against or did not take part in the voting with regard to the placement by closed subscription of shares and emission securities convertible into shares have a priority right to purchase additional shares and emission securities convertible into shares placed by means of closed subscription in quantities proportional to the quantity of shares of this category (type) belonging to them.

This right shall not apply to the placement of shares and other emission securities convertible into shares carried out by means of closed subscription only among shareholders, if shareholders have a possibility to purchase an integer number of such shares and other issue securities convertible in shares in proportion to number of shares of a corresponding category (type) belonging to them;

- to receive part of net profit (dividends) subject to distribution among the shareholders in the procedure provided for by the law and the Charter depending on the category (type) of shares belonging to him;
- to receive part of the property of the Company (liquidation quota) remaining upon liquidation of the Company in proportion to the number of shares of a corresponding category (type) held by him;
- to have access to the documents of the Company in the procedure provided for by the law and the Charter, and to receive copies thereof for a charge;
- to delegate all or some of the rights granted by a share of corresponding category (type) to a representative (representatives) based on power of attorney;
- to exercise other rights provided for by the legislation of the Russian Federation, the Charter and resolutions of the general meeting of shareholders adopted within its competence.

Ordinary shares:
Each ordinary share of the Company has the same par-value and grants shareholders who own them the same rights.
The ordinary shares of the Company are voting shares with regard to all questions within the competence of the general meeting.
Shareholders who own ordinary shares of the Company may, according to the Federal Law "On Joint-Stock Companies", participate in general meetings of shareholders with a vote with regard to all questions which are within its competence.
Shareholders who own ordinary shares have the right to receive dividends but only after the holders of preference shares, the size of dividends for which is determined in the Charter of the Company.
Shareholders who own ordinary shares participate in the distribution of property in case of liquidation of the Company enjoying third priority after payments on shares which should be redeemed first, after payment of accumulated but not paid dividends on preference shares and part of the price of the property (liquidation cost) remaining upon liquidation of the Company on preference shares (second priority).

Preference shares:
The preference shares of the Company of one type have the same par-value and grant shareholders who own them the same rights.
Shareholders who own preference shares have the right to take part in general meetings the Company without a vote except for cases provided for by the current legislation of the Russian Federation and the Charter.
A shareholder who owns preference shares participates in general meetings of shareholders with a vote in the event of resolving the issue of reorganization of the Company.
A shareholder who owns preference shares has the preferential right in comparison with holders of ordinary shares with regard to receipt of:

dividends in amounts and the procedure provided for by the present Charter;
accrued but not paid dividends at liquidation of the Company;
part of the price of the Company's property (liquidation cost) remaining upon its liquidation.

The size of annual dividend on one preference share is determined at a rate of 9 par-values of one preference share.
Voting shares:
The voting share is a share giving the shareholder who owns it a vote with regard to all issues which are within the competence of the general meeting or individual issues provided for by the Federal Law.
A share gives a vote with regard to all issues which are within the competence of the general meeting if it is:
a fully paid up ordinary share except for shares which are at the Company's disposal;
a preference share the amount of dividend on which is determined in the Charter starting from the annual general meeting at which, irrespective of reasons therefore, no decision to pay dividends was adopted or the decision was to pay part of the dividends on preference shares. The right of shareholders who own preference shares to participate in general meetings of shareholders with a vote ceases to be effective from the moment of payment of dividends on these shares in full amount.
A preference share of any type gives a vote in deciding the issue of reorganization and liquidation of the Company.
A preference share of a certain type grants a vote in deciding an issue of making alterations in and amendments to the Charter limiting the rights of shareholders who own preference shares of this type, including cases of determination or increase of the amount of dividend and (or) determination or increase of the liquidation cost paid on preference shares of the preceding priority and cases of granting shareholders who own preference shares of another type advantages in the order of priority for receipt of dividends and (or) the liquidation cost of the shares.
Shares voting on all issues which are within the competence of the general meeting of shareholders grant their owners the following rights:

- to take part in attendee or absentee voting at general meetings with regard to all issues within its competence;
- to nominate candidates and to elect them to the bodies of the Company in the procedure and on conditions established by the law and the Charter;

- to make proposals for the agenda of an annual general meeting of shareholders in the procedure and on conditions provided for by the law and the Charter;
- to elect the working bodies of the meeting in cases provided for by the Charter;
- to require the convocation of an extraordinary general meeting of shareholders, an audit of the financial and economic activities of the Company by the Internal Auditing Committee of the Company in the procedure and on conditions provided for by the law and the Charter;
- to demand the repurchasing of all or some of the shares belonging to them by the Company in the procedure and cases provided for by the Federal Law "On Joint-Stock Companies";
- to require the convocation of a meeting of the Board of Directors in the procedure and on conditions provided for by the Charter.

Preference shares voting only on certain questions within the competence of the general meeting of shareholders give their owners the right:

- to take part in attendee or absentee voting at general meetings only with regard to individual questions;
- to demand that the Company repurchases all or some of the shares belonging to them in cases provided for by the Federal law.

8.3. Information on previous issues of emission securities by the Issuer except for shares

No issues of emission securities have been effectuated by the Issuer except for his shares.

8.3.1. Information on issues for all securities of which have been redeemed (cancelled)

8.3.2. Information on issues the securities which are in circulation

8.3.3. Information on issues with regard to which the Issuer's obligations have not been discharged (default)

8.4. Information on person (persons) who have provided security for debenture stock

No debentures have been issued.

8.5. Terms and conditions for discharge of obligations under issued debenture stock

No debentures have been issued.

8.6. Information in organizations which keep records of rights for emission securities of the Issuer

The register of holders of registered securities of the Issuer is kept by a Registrar.
Full and abbreviated name of the Registrar:
Closed joint-stock company «Vedeniye Reestrov Kompanii» (ZAP «VRK»)
Location: Lenin Str. 28, Ekaterinburg, Russia, 620014.
License No. 10-000-1-00303 dated 12.03.2004
Effective term of the license: without limit of term
Issuing agency: Federal Securities Commission of the Russian Federation.

8.7. Information about legal acts regulating issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

- Civil Code of the Russian Federation
- Law of the Russian Federation dated 09.10.1992 No.3615-1 «On Currency Regulation and Currency Control»

- Resolution of the Government of the Russian Federation dated 24.09.2002 No.699 «On Procedure for Issuing Permits to Non-Residents for Delay of Payment for a Period of More than 90 Days with Regard to Export of Goods (Works, Services, Results of Intellectual Activity)».
- Instruction of the Central Bank of the Russian Federation and the State Customs Committee of the Russian Federation dated 04.10.2000 No.91-И and No.01-11/28644 «On Procedure for Exercising Currency Control over the Validity of Payment for Imported Goods to Residents»
- Instruction of the Central Bank of the Russian Federation and the State Customs Committee of the Russian Federation dated 13.10.1999 No.86-И No.01-23/26541 « On Procedure for Currency Control over Receipt of Proceeds from Export of Goods in the Russian Federation»

8.8. Description of the procedure for taxation of income on the Issuer's emission securities placed and being placed

The procedure and conditions of taxation of physical persons (both who are taxable residents of the Russian Federation and who are not but who receive income from sources in the Russian Federation) tax on income as dividends and interests received from securities Issuer, and income from realization of shares and other securities of the Issuer in the Russian Federation or outside it are determined by Article 214.1 of the Tax Code of the Russian Federation.
The rates of corresponding taxes are determined by Article 224 of the Tax Code of the Russian Federation.
The procedure and conditions of taxation of legal persons (both Russian organizations and foreign organizations conducting activities in the Russian Federation through permanent missions and/or receiving income from sources in the Russian Federation) with regard to tax on profit calculated allowing for income received by the organization from realization of securities is determined by Article 275 of the Tax Code of the Russian Federation.
The rates of corresponding taxes are determined by Article 284 of the Tax Code of the Russian Federation.

8.9. Information on announced (accumulated) and paid dividends on shares of the Issuer and income from debentures of the Issuer

No dividends have been paid on shares.
The Issuer has not issued debentures.

8.10. Other information

There is no other information about the Issuer and his securities.

Approved

Board of Directors of the Open Joint-Stock Company
«Verkhnaya Salda Metallurgical Production Association»

Minutes of November 12, 2004. No.-

QUARTERLY REPORT

Open Joint-Stock Company « Verkhnaya Salda Metallurgical Production Association »

Issuer code:	3	0	2	0	2	-	D

For the 3rd quarter of 2004

Issuer location: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia

Postal address: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760

The information contained in the present quarterly report is subject to disclosure in accordance with legislation of the Russian Federation on securities

Director General of JSC VSMPO ______________ V.V.Tetyukhin
Date November 12, 2004. Signature

Chief Accountant of JSC VSMPO ______________ T.V.Novosadova
Date November 12, 2004 Signature

Place for seal

Contact person: Shayakhmetova Tatyana Petrovna
Lead Economist for Financial Work

Telephone: (34345) 5-20-05

Fax: (34345) 2-47-36

E-mail address: Shayahmetova@vsmpo.ru

Web-site address: www.vsmpo.ru

Table of Contents

Introduction

Full and abbreviated corporate name of the issuer:

Open joint-stock company « Verkhnaya Salda Metallurgical
Production Association » (JSC VSMPO)
Joint stock company «VERKHNAJA SALDA METALLURGICAL PRODUCTION ASSOCIATION» («VSMPA»)

Location of the issuer:

1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia
Postal address: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, 624760
Issuer's telephone numbers for contact:
Telephone: (34345) 2-13-60, 5-20-05
Fax: (34345) 2-47-36, 5-20-05
E-mail address: Shayahmetova@vsmpo.ru
Web-site where the full text of the quarterly report is available: www.vsmpo.ru

Basic Information on securities placed by the issuer:

Serial number of issue: 1
Category: ordinary
Type of securities: registered uncertificated
Number of securities: 3821195
Par value of one security of the issue: 1 ruble
Method of placement: acquisition at conversion into a joint-stock company
Period of placement: from 28.04.1993 to 04.06.1993
Price of placement: at par value

Serial number of issue: 2
Category: ordinary
Type of securities: registered uncertificated
Quantity of securities: 4056225
Par value of one security of the issue: 1 ruble
Method of placement: distribution among shareholders
Period of placement: from 13.04.1998 to 13.04.1998
Price of placement: at par value

Serial number of issue: 3
Category: ordinary
Type of securities: registered uncertificated
Number of securities: 2748180
Par value of one security of the issue: 1 ruble
Method of placement: by open subscription
Period of placement: from 10.06.1998 to 10.06.1998
Price of placement is determined in terms of nine ordinary registered shares of the issuer two ordinary registered shares of the open joint-stock company «AVISMA Titanium-Magnesium Works», Berezniki, Russia.

The present quarterly report contains assessments and forecasts produced by the authorized controls of the issuer concerning future events and/or actions, prospects for the development of the economic sector in which the issuer conducts its primary activities, and the performance results of the issuer including the issuer's plans and the probability of certain events and of certain actions. Investors should not fully rely on the assessment and forecasts of the issuer's controls because actual performance results of the issuer in the future can differ from the forecasts for various reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief information on persons included into the controls of the Issuer, bank accounts, the auditor, the appraiser, on the financial consultant of the issuer, and on other persons who have signed the Quarterly Report

Persons Included in the management organs of the Issuer

Supervisory Board:
Bresht, Vyacheslav Iosifovich, b.1953
Kelly, Dennis, b. 1946
Monahan, John, b. 1945
Melnikov, Nikolai Konstantinovich, b.1955
Levin, Igor Vasilyevich, b.1950
Malygin, Igor Leonidovich, b.1961
Ol'khovik, Yevgeny Nikolayevich, b.1955

One-Person Executive Organ of the Issuer: Director-General
Tetuykhin, Vladislav Valentinovich, b. 1932

No collegial executive organ is provided for by the Charter.

1.2. Information on the Bank Accounts of the Issuer

Type of account	Account number	Credit organization	Location of the credit organization
1	2	3	4
Settlement a/c Deposit a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Deposit a/c Current a/c, EUR Transit a/c, EUR	40702810100120001055 42101810100450015307 40702840900179001056 40702840800130001056 40702840500168001056 42101840100450015306 40702978700020001057 40702978400029001057	Open joint-stock company «Ural Commercial Bank for Foreign Trade» UVTB plc INN 6608000044 BIK 046577780 Corr.acc 30101810300000000780	620062 Ekaterinburg, Chebyshev Str. 4B
Settlement a/c	40702810300000002603	Open joint-stock company «Uraltransbank» JSC Uraltransbank INN 6608001305 BIK 046551767 Corr.acc 30101810200000000767	620067 Ekaterinburg Melkovskaya Str., 2b
Settlement a/c Deposit a/c	40702810100001125300 42101810500021125301	Closed joint-stock company «MDM-Bank-Ural» ZAO MDM-Bank-Ural INN 6608007402 BIK 046577870 Corr.acc 30101810100000000870	620075 Ekaterinburg Vostochnaya Str., 68

1	2	3	4
Settlement a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Corporate a/c, USD Special foreign currency a/c (frozen), USD	40702810400010004247 40702840300010004249 40702840000010004248 40702840200010110259 40702978500010221859 40702978900010221860 40702978200010221861 42108840900010004254 42108840300010004252 42108840500010004256 42108840200010004255 42108840600010004253 42108840300010148943 40702840100010312458 40702840000010277897 40702840700010277896 40702840000010368395	Closed joint-stock company INTERNATIONAL MOSCOW BANK ZAO IMB INN 7710030411 BIK 044583545 Corr.acc 30101810300000000545	Prechistenskaya Nab. 9, Moscow, 119034
Settlement a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD	40702810000305659190 40702840500305659181 40702840600305659191 40702840400305659391	Open joint-stock company, commercial bank «EVROFINANCE MOSNARBANK» OAO CB «EVROFINANCE MOSNARBANK» INN 7703115760 BIK 044525204 Corr.acc 30101810900000000204	Novy Arbat 29, Moscow, 121099
Settlement a/c	40702810100000000262	CB «Natsionalnoye Kredit-noye Tovarishchestvo» CB «NKT» INN 7725009490 BIK 044585353 Corr.acc 30101810800000000353	1st Krasnoselsky Pereulok 7/9, build-ing 4, Moscow, 107140
Settlement a/c	40702810100000000500	Closed joint-stock company Dialog Bank INN BIK 044525938 Corr.acc 30101810700000000938	Staropansky Pereu-lok 4, Moscow, 103012
Settlement a/c Settlement a/c	40702810700061000291 40702810100061000257	Open joint-stock company «Uralpromstroibank» OAO Uralpromstroibank INN 6608001175 BIK 046577806 Corr.acc 30101810200000000806	Marshal Zhukov Str. 5, Ekaterin-burg, 620219

1	2	3	4
Settlement a/c	40702810200630000025	Moscow municipal bank «Bank of Moscow», Ekaterinburg Branch INN 7702000406 BIK 046577965 Corr.acc 30101810400000000965	Marshal Zhukov Str. 10, Ekaterinburg, 620014
Settlement a/c	40702810100000000239	CB «Interkontinental» INN 7705020545 BIK 044583801 Corr.acc 30101810400000000801	1st Shchipkovsky Pereulok 1, Moscow, 111093
Settlement a/c	40702810700000000240	CB «Mission-Bank» INN 7714015608 BIK 044579405 Corr.acc 30101810100000000405	Zorge Str. 24, Moscow, 125252
Settlement a/c	40702810200000005221	Rosdorbank INN 7718011918 BIK 044583666 Corr.acc 30101810700000000666	Stromynka Str. 11, Moscow, 107014
Settlement a/c	40702810000000000274	Limited liability company Commercial Bank «Koltso Urala» OOO CB «Koltso Urala» INN 6608001425 BIK 046577768 Corr.acc 30101810500000000768	Bolshakov Str. 109, Ekaterinburg, 620144
Settlement a/c	40702810800000000166	CB «Finvestbank» INN 7704113148 BIK 044583652 Corr.acc 30101810400000000652	Novopetrovskaya Str. 3, Moscow, 125239
Settlement a/c	40702810300000004621	Open joint-stock company, commercial bank for assistance to commerce and business OAO CB SKB-Bank INN 6608003052 BIK 046577756 Corr.acc 30101810800000000756	Kuibyshev Str. 75, Ekaterinburg, 620219
Settlement a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR	40702810602800000042 40702840500000100018 40702840600000000018 40702840400000200018 40702978728000000480 40702978628000100480 40702978528000200480	Open joint-stock company Foreign Trade Bank OAO Vneshtorgbank INN 7702070139 BIK 046577952 Corr.acc 30101810400000000952	Stepan Razin Str. Ekaterinburg, 620142

1	2	3	4
Settlement a/c Settlement a/c Settlement a/c Settlement a/c Budget a/c Budget a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR	40702810116150100055 40702810116150100123 40703810216150100035 40702810216150100463 40404810016150030002 40404810316150030003 40702840416150200007 40702840516150100007 40702840316150300007 40702978116150100007 40702978016150200007 40702978916150300007	Ural Bank of Sberbank of Russia, Verkhnaya Salda Branch No. 7169 INN 7707083893 BIK 046577674 Corr.acc 30101810500000000674	K.Marx Str. 5, Verkhnaya Salda, 624760
Transit a/c, USD Current a/c, USD Special transit a/c, USD	40702840116030200223 40702840216030100223 40702840016030300223	Ural Bank of Sberbank of Russia INN 7707083893 BIK 046577674 Corr.acc 30101810500000000674	Moskovskaya Str. 11, Ekaterinburg, 620014
Clearing account of participants of settlement of accounts	30218810600000000157 30214810400000000157	ZAO NKO of Ural Clearing Chamber INN 6659027340 BIK 046577301 Corr.acc 30103810800000000301	Office 4, Clara Zetkin Str. 4, Ekaterinburg , 620075
Settlement a/c	40702810000020007575	Branch of closed joint-stock company «CB GUTA-Bank» Branch of ZAO CB «GUTA-Bank» INN 7710353606 BIK 046568905 Corr.acc 30101810400000000905	Lenin Str. 27, Ekaterinburg, 620014
Settlement a/c	40702810401010000639	Open joint-stock company «VUZ-Bank» OAO VUZ-Bank» INN 66080074731 BIK 046577781 Corr.acc 30101810600000000781	8 Marta Str. 63, Ekaterinburg, 620219
Settlement a/c Deposit a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Overdraft a/c, USD Deposit a/c, USD Deposit a/c, EUR	40702810200700916014 42102810803700916064 40702840300700916049 40702840000700916006 40702840300700916065 40702978600700916022 40702978400700916057 40702978400700916073 45018408017009160002 42102840103700916048 42102978203700916056	Closed joint-stock company CB «Citibank» INN 7710401987 BIK 044525202 Corr.acc 30101810300000000202	Gashek Str. 8-10, Moscow, 125047

1	2	3	4
Settlement a/c Overdraft a/c Deposit a/c Deposit a/c Transit a/c, USD Current a/c, USD Special transit a/c, USD Current a/c, EUR Transit a/c, EUR Special transit a/c, EUR Overdraft a/c, USD Overdraft a/c, EUR Deposit a/c, USD Deposit a/c, USD	40702810100020009977 45201810800020009977 42103810600020009977 42102810300020009977 40702840900025009977 40702840400020009977 40702840200026009977 40702978000020009977 40702978500025009977 40702978800026009977 45201840100020009977 45201978700020009977 42103840900020009977 42102840600020009977	Closed joint-stock company «Commercial and Investment Bank "Calion Rusbank», Moscow Branch INN 7831000612 BIK 044583843 Corr.acc 30101810400000000843	Bolshoi Zlatoustovsky Pereulok 1, building 6, Moscow, 101000
Settlement a/c Transit a/c, USD Special transit a/c, USD	40702810200001402257 40702840200000402257 40702840400004402257	Closed joint-stock company «Reiffeisenbank Austria» ZAO «Reiffeisenbank Austria» BIK 044525700 INN 7744000302 Corr.acc 30101810200000000700	Troitskaya Str. 17/1, Moscow, 129090
Settlement a/c Current a/c, USD Transit a/c, USD Special transit a/c, USD	40702810800000012914 40702840100000012914 40702840000003012914 40702840700003312914	Open joint-stock company, commercial bank «Rosbank» OAO CB «Rosbank» BIK 044525256 INN 7730060164 Corr.acc 30101810000000000256	Mashi Poryvayevoi Str. 11, Mosow, 107078
Settlement a/c	40702810400060002098	Open joint-stock company «Alfa-Bank», «Ekaterinburgsky» Branch OAO «Alfa-Bank» « Ekaterinburgsky » branch INN 7728168971 BIK 046577964 Corr.acc 30101810100000000964	Lenin Str. 99-a, Ekaterinburg, 620062

1.3. Information on the auditor of the issuer

Full and abbreviated corporate names:
Closed joint-stock company «Analytic Express»
ZAO Analytic Express
Location: Building 2, 3 Gazetny Per., Moscow, 103918
Telephone number: (095) 229-8484, Fax (095) 229-3832
E-mail address: analitik@iet.ru
License No. to conduct audit activity: E 005434
Date of issue: Order of the Ministry of Finance of the Russian Federation dated 9.12.2003 No.387
License effective for 5 years
Agency which issued the above license: Ministry of Finance of the Russian Federation

Fiscal years for which the auditor has carried independent audits of accounting practices and the financial reports of the issuer: since 1994.
Factors which can influence the independence of the auditor of issuer, none.
Procedure for appointing the auditor of the issuer: general meeting of shareholders appoints the auditor of the issuer.
Work performed by the auditor within the framework of special auditor tasks:
- Development of the new chart of book keeping accounts of JSC VSMPO at required level of analytic work for drawing up financial reports and tax returns;
- Introduction of the developed chart of book keeping accounts at the company;
- Documentary of the results of development work as an appendix to the order on the accounting policy at JSC VSMPO for 2002.

Vested interests relating the auditor (officials of the auditor) to the issuer (officials of the issuer), none:
- There are no participatory shares of the auditor (officials of the auditor) in the charter capital of the issuer;
- the issuer has not given any loan funds to the auditor (officials of the auditor);
- there are no close business relations (participation in the promotion of products (services) of the issuer, participation in joint enterprise activities, etc.), and there are no blood relations;
- Officials of the issuer being simultaneously officials of the auditor, none.

The auditor's commission is determined by the Board of Directors.
Payment for auditor services is made as follows:
50 % of the fee is transferred to the settlement account of the auditor within 30 days from the date of the beginning of work, the remaining sum of 50 % of the price of work is transferred to the settlement account of the auditor within three days after the signing of an acceptance/transfer report of the auditor's conclusion and the auditor's written report. There are no deferred or overdue payments for the services provided by the auditor.

1.4. Information on the appraiser of the issuer

The issuer has not involved any appraiser (appraisers).

1.5. Information on the consultants of the issuer

Financial consultant in the securities market providing corresponding services to the issuer based on a contract and other persons providing consultancy services to the issuer in connection with the emission off securities and who have signed the quarterly report and the last registered prospectus of securities which are in circulation, none.

1.6. Information on other persons who signed the quarterly report

Other persons who signed this quarterly report and not named in the previous items of this section, none.

II. Basic Information on the financial and economic status of the issuer

2.1. Financial and economic performance indicators of the issuer

Indicators describing the financial status of the issuer:

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology.	2003	2004, as of 01.04	2004, as of 01.07	2004, as of 01.10	Result of analysis
Net assets of the issuer, ,000 Rb.	According to procedure established by the Ministry of Finance of the Russian Federation and the Federal Commission for joint-stock companies	2 260 389	2 957 739	4 023 284	5 248 116	5 615 354	6 894 976	7 386 353	7 500 399	7 767 451	
Ratio of total liabilities to capital and reserves, %	(Long-term liabilities at end of reporting period + short-term liabilities at end of reporting period) / Capital and reserves at end of reporting period x 100	46.2	52.2	41.2	44.6	44.6	45.9	43.7	48.3	52.9	In 2003 and the 9 months of 2004 Company's ratio as compared with 2002 and 2003 has decreased, i.e. borrowings don't exceed own funds.
Ratio of total short-term liabilities to capital and reserves, %	Short-term liabilities at end of reporting period / Capital and reserves at end of reporting period x 100	45.6	52.0	41.2	44.6	44.6	45.8	43.5	48.0	52.7	Ratio does not exceed 100, positive factor
Debt repayment cover, ,000 Rb.	(Net profit for reporting period + depreciation for reporting period - Dividends)/(Liabilities repayable in reporting period + Interest payable in reporting period)	0.91	0.58	0.88	0.60	0.60	0.13	0.15	0.17	0.24	
Overdue debts, %	Overdue debt at end of reporting period / (Long-term liabilities at end of reporting period + Short-term liabilities at end of reporting period) x 100	51.3	39.4	39.8	13.9	13.9	4.0	9.8	6.6	9.9	Negative trend towards increase of overdue debts, i.e. during the 9 months of 2004 as compared with 2003 this indicator has increased.

Net assets turnover, times	Sales of goods, products, services less value added tax, excises and other taxes and compulsory payments / net assets	1.5	1.6	1.8	1.7	1.6	0.3	0.3	0.7	1.0	This indicator for the current year is higher than in 2003, i.e. return on each unit of assets employed has increased.
Turnover of accounts payable, times	Cost of sold goods, products, services less commercial and administration costs /accounts payable at end of reporting period	1.8	2.3	3.6	4.1	4.1	0.8	1.0	2.2	3.0	
Turnover of accounts receivable, times	Proceeds from sales of goods, products, services less value added tax, excises and other taxes and compulsory payments / (accounts receivable at end of reporting period – debts of participants (promoters) in terms of contribution to charter capital at end of reporting period)	7.4	9.1	8.0	5.2	5.2	1.1	1.3	2.4	3.3	Indicates that the volume of commercial credit given has increased
Proportion of profit tax in profit before tax, %	Tax on profit / profit before tax	26.7	34.6	33.3	31.9	31.9	26.5	26.1	27.3	27.3	

2.2. Market capitalization of the issuer

Provided is information on the market capitalization of the issuer over the last 5 complete financial years with indication of information in market capitalization on the final date of each financial year and the final date of the last complete reporting period.

As at 01.01.2000:

weighted average price of one share $ 7,03

market capitalization of the issuer $ 83`010`981

Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.01.2001:

weighted average price of one share $ 8,90

market capitalization of the issuer $ 105`073`471

Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.01.2002:

weighted average price of one share $ 11,31

market capitalization of the issuer $ 133`525`950

Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.01.2003:

weighted average price of one share $ 15,54

market capitalization of the issuer $ 165`121`824

Description of the method used for estimating issuer's market capitalization: estimation by the cost of issuer's net assets.

As at 01.01.2004:

weighted average price of one share $ 28,46

market capitalization of the issuer $ 302`404`576

Description of the method used for determining issuer's market capitalization:

market capitalization is estimated as a product of the number of shares of corresponding category by the weighted average price of one share of this category calculated over 10 largest transactions accomplished through a dealer in the securities market over the three months preceding the month which is the end of the last reporting quarter.

As at 01.10.2004:

weighted average price of one share $ 76,89

market capitalization of the issuer $ 817`002`384

Description of the method used for determining issuer's market capitalization:

market capitalization is estimated as a product of the number of shares of corresponding category by the weighted average price of one share of this category calculated over 10 largest transactions accomplished through a dealer in the securities market in the month preceding the month which is the end of the last reporting quarter.

2.3. Issuer liabilities

2.3.1. Accounts payable

	1999	2000	2 001	2002	2002, using 2003 meth-odology	2003	2004, as of 1.04	2004, as of 1.07	2004, as of 1.10
1. Accounts payable, total	1043267	1542867	1739527	2505881	2505881	3167961	3227283	3619148	4111400
Including:									
- long-term liabilities	13 271	4 335	455	0	0	12 415	14 637	16 969	18 906
- borrowings	98 302	422 964	593 615	1 319 722	1 319 722	1 694 902	1 599 984	1 428 052	1 432 704
- accounts payable	911 484	1 115 568	1 137 142	1 185 964	1 185 964	1 446 225	1 541 675	1 620 608	1 807 570
- other debts	20 210	0	8 315	195	195	14 419	70 987	553 519	852 220
2. Overdue accounts pay-able	535 174	608 228	692 330	349 007	349 007	126 500	317 161	237 166	405 868
Including:									
- long-term liabilities	-	-	-	-	-	-	-	-	-
- short-term liabilities	-	-	-	-	-	-	-	-	-
- accounts payable	535 174	608 228	692 330	349 007	349 007	126 500	317 161	237 166	405 868
Of these									
* debts to State extra-budgetary funds	-	-	-	-	-	-	-	-	-
* debts to the budget	-	-	-	-	-	-	-	-	-
3. Borrowings, total	111573	427299	594070	1319722	1 319 722	1 707 317	1 614 621	1 445 021	1 451 610

of these									
* long-term borrowings	13271	4335	455	0	In accordance with Order of the RF Ministry of Finance dated 22 July 2003 No. 67н "On Forms of Accounting Reports of Organizations ", starting from 2003 this information is not included in accounting reports.				
* short-term borrowings	98302	422964	593615	1319722					
4. Loans, total	35347	414447	451615	1227715					
Of these:									
* credits from banks due in more than 12 months after reporting date	0	0	0	0					
* credits from banks due in more than 12 months after reporting date	35 347	414 447	451 615	1 227 715					
5. Borrowings, total	76 226	12 852	142 455	92 007					
of these:									
* borrowings due in more than 12 months after reporting date	13 271	4 335	455	0					
* borrowings due in more than 12 months after reporting date	62 955	8 517	142 000	92 007					
* deferred tax	0	0	0	0	0	12 415	14 637		
6. Bond debt	-	-	-	-	-	-	-	-	-
7. Other accounts payable, total	20 210	0	8 315	195	195	14 419	70 987	553519	852220
Of these:									
* other long-term obligations	0	0	0	0	0	0	0	0	0
* participants (promoters) in terms of income payment	0	0	0	0	0	0	0	0	94 781

* other short-term liabilities	20 210	0	8 315	195	195	14 419	70 987	553 519	757 439
8. Accounts payable	321078	288061	344356	317641	1 185 964	1 446 225	1 541 675	1 620 608	1 807 570
Of these:									
* suppliers and contractors	292 704	255 025	281 320	299 437	317 641	469 494	404 332	448 739	456 400
* bills payable	28 374	33 036	63 036	18 204	0	0	0	1 986	0
9. Debt to affiliated persons	134 138	214 015	188 712	413 292	413 292	399 582	471 045	359 956	410 632
Of these:									
* subsidiaries and dependent companies	0	0	0	0	0	0	0	0	0
* payroll	201	804	2 181	1 998	1 998	2 213	1 711	1 986	1 397
* taxes and duties	-	-	-	-	385 366	354 067	432 863	323 485	373 164
* State extra-budgetary funds	26 864	31 706	26 551	25 928	25 928	43 302	36 471	34 485	36 071
* the budget	107 073	181 505	159 980	385 366	-	-	-	-	-
10. Other accounts payable	456 268	613 492	604 074	455 031	455 031	577 149	666 298	811 913	940 538
Of these:									
* prepayments received	166 649	157 031	209 838	136 887	-	-	-	-	-
* other creditors	289 619	456 461	394 236	318 144	455 031	577 149	666 298	811 913	940 538
Total	1043267	1542867	1739527	2 505 881	2 505 881	3 167 961	3 227 283	3 619 148	4 111 400

Accounts Payable by Due Date as of 01.10.2004

Name of account payable	Due date					
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ,000 Rb.	2 479 366	11 108	442 936	882 237	295 753	0
Accounts payable, total, ,000 Rb.	1 564 049			243 521		
Including:						
Suppliers and contractors, ,000 Rb.	170 303	42 576		243 521		
Bill payable, ,000 Rb.						
Affiliated persons of the issuer, ,000 Rb.						
Salaries and wages,,000 Rb.	1 397					
Debt to the budget and extra-budgetary funds, ,000 Rb.	36 071					
Taxes and duties,,000 Rb.	373 164					
Other accounts payable, ,000 Rb.	940 538					
Other liabilities, ,000 Rb.	852 220					
Borrowings, ,000 Rb.	63 097	11 108	442 936	638 716	295 753	
including:						
Credits, total, ,000 Rb.		11 108	442 936	638 716	295 753	
Loans, total, '000 Rb.						
Of these:						
Bonded debts, ,000 Rb.						
Other liabilities, ,000 Rb.						
Of accounts payable – overdue accounts payable, total, ,000 Rb.	129 878	32 469	0	243 521	0	0
Total accounts payable, ,000 Rb.	129 878	32 469	0	243 521	0	0
Including,						
- the budget and extrabudgetary funds, ,000 Rb.						

- the budget and funds, ,000 Rb.	0					
- suppliers and contractors, ,000 Rb.	129 878	32 469		243 521		
Overdue credits, ,000 Rb.						
Overdue loans, ,000 Rb.						
Total,,000 Rb.	2 479 366	11 108	442 936	882 237	295 753	0

Creditors the debt to each of which amounts to not less than 10 percent of total debt:

No such creditors.

2.3.2. Credit history of the issuer

The information for this item is not presented because the total principal debt with regard to each of the credit contracts and loan contracts amounts to less than 10 percent of the issuer's net assets.

2.3.3. Obligations of the issuer from the security provided to third parties

Obligations of the issuer from the security provided to third parties, none.

2.3.4. Other obligations of the issuer

There are no other obligations.

2.4. Purpose of issue and intended usage of resources raised by placing emission securities

Serial number of the share issue: 3
Category: ordinary
Form of securities: registered uncertificated
Number of securities in issue: 3`492`000
Par-value of one security in the issue: 1 ruble
Method placement: an open subscription
Period of placement: from 10.06.1998 to 10.06.1998
The price of placement is determined in terms of two ordinary registered shares of the open joint-stock company AVISMA Titanium and Magnesium Works, Berezniki, Perm Oblast, Russia for nine ordinary registered shares of the issuer.
Purpose of issue and usage of the funds: to increase the charter capital

2.5. Risks connected with acquisition of placed emission securities

A detailed analysis of the risk factors connected with the acquisition of the placed emission securities is presented below,
specifically:
sectoral risks,
country and regional risks,
financial risks,
legal risks,
risks connected with the issuer's activities.

2.5.1. Sectoral risks

The main consumers of VSMPO's titanium products are companies in aerospace industry, power engineering, chemical mechanical engineering, oil and gas recovery, nonconventional consumers, mainly manufacturers of sports goods, etc. Each of the above industries has its own tendencies of development, and therefore it is reasonable to analyze them separately.

About 65 percent of VSMPO's output is intended for use in aerospace industry, and therefore the state of affairs in this sector of the Russian and world economy has a substantial influence on the technological and economic indicators of the Association. The aerospace sector of the world market features a cyclic character of development with a period of about 4 years, and the world titanium market demonstrates a similar pattern. It should be noted, though, that in recent years these markets have bee affected by the 1998 Asian financial crisis and the terrorist attack on 11 September 2001 in the USA. Nevertheless, the longer term perspective is constant growth in the consumption of titanium in this sector of the economy, and no alternative replacement for titanium alloys is expected in the foreseeable future.

Power engineering, and first of all the nuclear power sector is now a large enough consumer of titanium alloys, mainly for heat-exchange systems, particularly those employed at nuclear power stations using sea water. There is a large potential demand for titanium alloys in power installations being developed which use the water temperature difference between the surface and the depths of the world ocean.

Chemical industry employs the unique anticorrosive properties of titanium alloys and is now a stable and perspective consumer of these materials with their steadily growing use in this sector.

The prospecting of energy carriers (oil, gas, gas condensate) has been moving in recent years towards the sea shelf. Titanium alloys are practically an ideal structural material for offshore drilling and extracting platforms, riser pipes and pipeline systems considering that titanium and its alloys have absolute corrosion resistance to sea water.

Over the last five to seven years a significant volume of low-grade titanium alloys (up to five thousand tonnes a year) has been used for the manufacture of golf-club heads. Even if a replacement is found to titanium alloys in this area in the near future, there will significant potential markets remaining for the use of titanium alloys in the manufacture of goods for sports and leisure: bicycles, hiking and climbing equipment, manual tools, etc.

On the whole, industrial development does not assume any reduction in the use of titanium alloys, and risks here are minimal.

From the viewpoint of fluctuations in the world prices for raw and energy materials, titanium is not an exception from the general array of metals. In terms of prevalence in the nature, titanium occupies the fourth place among structural materials (after aluminum, magnesium and iron), and considerable stocks of raw materials have been discovered. Considering, therefore, that the manufacture of metal titanium consumes only about 5 % of the extracted raw material (the rest of the output is used for manufacturing dyes on the basis of titanium dioxide), risks associated with a shortage of this raw material and any rise in prices for it virtually do not exist.

Risks associated with decisions of other countries to impose protective duties or country quotas on import are present in the USA only, which consumes 40 % of the VSMPO's titanium exports. Moreover, the initiatives of the competitors of VSMPO in the US demanding the introduction of such protective measures have not been supported by the US industry and governmental agencies and have not been implemented.

Unfortunately, for political reasons during his election campaign, on September 7, 2004, George Bush, the President of the United States, has signed an Order on cessation in 60 days period (from November 6, 2004) of the GSP treatment for the Russian wrought titanium. It means that starting from that date an import duty in the amount from 5,5% (die forging) and up to 15% (bar, sheet, plate, tube) will be imposed on VSMPO products. This decision won't produce a significant detrimental effect on VSMPO business in the US, as most of VSMPO products are supplied to the aerospace companies (Boeing, General Electric Aircraft Engines, Pratt & Whitney, Perryman, Dynamet), which export the majority of their products and can make up for the import duty using TIB system.

2.5.2. Country and regional risks

Political (within Russia) risks with regard to collaborating with VSMPO are minimal because:

- the Association is the main supplier of metallurgical semifinished titanium and aluminum products for aircraft and rocket production and the key economic sectors of the Russian Federation, and therefore it is supported by the regional and federal authorities irrespective of their political orientation;

- the Association exports about 70 % of its products for use in high technology industries, which is perceived and supported at the regional and federal levels as departure from the raw-material orientation of exports in the Russian Federation;

- the Association is one of the largest exporters in Sverdlovsk Oblast, a major taxpayer in the region, not to mention the town of Verkhnaya Salda, and it is therefore supported by the regional and municipal authorities;

- in the rating compiled by Russian industrial analysts based on the performance results for 2003, VSMPO-AVISMA Group occupies the 121st place among the top 400 enterprises of the Russian Federation in terms of production volumes, at this VSMPO occupies the 30th place and AVISMA – the 96th place among the top 200 enterprises of the Russian Federation in terms of capitalization;

- in the rating compiled by Russian industrial analysts based on the performance results for 2002, the Association occupies the 46th place among the top 1000 enterprises of the Russian Federation;

- for the reasons mentioned above, there is no risk de-privatization of the company.

Political (international) risks associated with dealing with VSMPO are minimal for the following reasons:

- The Russian Federation conducts a balanced foreign policy directed at creating a multipolar world, including the concept of mutually advantageous, restriction-free trade with all countries which do not violate the Charter of the United Nations, and therefore VSMPO as a Russian company is not subject to any discrimination in its export activities;

- VSMPO has had long-term and developing relations with the leading aerospace companies around the world such as the Boeing, EADS, General Electric, Rolls Royce, Pratt & Whitney, Snecma, General Electric and others, which guarantees support for the Association from governmental agencies and a positive image in all countries;

- VSMPO is fully integrated into the world economy and meets the generally accepted international standards with regard to its performance indicators.

Production risks:

a) the raw-material base: the manufacture of sponge titanium is geographically close to the smelting facilities (at a distance of about 600 km); there is railway communication and motorways which ensure uninterrupted delivery of raw materials in contrast to the supply of sponge titanium, for example, to the US from Japan or Kazakhstan. Besides, integration of VSMPO and AVISMA into a single corporation is planned for 2004 that will ensure stable deliveries of raw materials to VSMPO.

б) Process potentialities: for each type of product VSMPO has several variants of manufacture, for example, ingot forging may be done using forging hammers, forging presses, or a radial forging machine, which guarantees that all orders are fulfilled even if separate pieces of equipment fail or may be overloaded.

в) Reserve production capacities: the equipment available at VSMPO is utilized to 40-:-70 % of capacity, which allows orders to be fulfilled or changed towards increase in volume within minimum terms.

г) Raw material processing effectiveness: VSMPO, in contrast to the majority of titanium companies around the world is an integrated Supplier manufacturing all types of metallurgical semifinished products from titanium alloys from raw ore materials. It allows VSMPO to influence the duration of the production cycle, price parameters and to bear full responsibility for the quality of its products.

д) Diversification: VSMPO has tool-making, repair, power (water, vapor, compressed air) and machine-building facilities, which provides independence from subsuppliers and an opportunity to provide Customers with not only rolled metal products of all types but also simple finished equipment from titanium alloys (heat-exchangers, containers, fans, pumps, etc.). Currently VSMPO is establishing machining facilities for rough machining of die forgings, and in the future – for production of finished parts for aircraft components and assemblies. It will allow VSMPO's end Customers to reduce the number of subcontractors and items production cycle.

Besides, except for titanium products, VSMPO possesses and plans to expand in the future its production capacities for manufacture of semi-finished products from aluminum and magnesium alloys, high-strength steels and heat-resistant nickel based alloys. This will allow Customers to reduce the number of subcontractors and production certification costs. At this VSMPO's reputation as a supplier of a number of complete value-added products from different materials will be significantly increased.

Human resource risks:

a) VSMPO is fully staffed because it is located in a small town where there are no other large enterprises; it is a mono-company town (meeting the concept of "plant-town"); in contrast to the US and the western countries, there is no staff migration in Russia for economic reasons, and the tradition is to live settled at one place.

б) There is no problem with staff rotation for age reasons because the staff average age at VSMPO is 40 years, and the demographic situation in the town of Verkhnaya Salda allows the company to compensate for staff retiring upon reaching the pension age.

в) There is no problem with the supply of workers and technical staff at VSMPO because the town has a technical lyceum and a technical (aero-metallurgical) college most of the graduates of which find employment at VSMPO.

г) There is no problem with the provision of engineering staff because the town of Verkhnaya Salda has a branch of the Ural State Technical University, and school leavers are sent higher education institutions where they receive education at the expense of VSMPO with the obligation to come back to work at VSMPO, and graduates from the leading universities of the Russian Federation are invited to come to work at the company. As of October 1, 2004 VSMPO employs 538 young specialists (under the age of 30) with a higher engineering background.

д) From the viewpoint of staffing stability it should be noted that in the Urals where VSMPO is located, there are family traditions of working at the same enterprise, and there is a number of dynasties with several generations of the same family working at VSMPO.

e) Problems with strikes and labor conflicts at VSMPO, in contrast to, for example, TIMET, RMI, Albert Duval and others which confronted such difficulties in 2000-2004 with detrimental effects for their Customers, are excluded for the following main reasons:

- there is a trade union at VSMPO with which a Collective Agreement has been concluded and is regularly reviewed, and no frictions have ever occurred at concluding the Agreement;

- the level of pay at VSMPO is much higher than the average wages across the Russian Federation and in Sverdlovsk Oblast;

- the average wage is constantly increased to ensure that it is higher than the rate of inflation in the Russian Federation, which raises living standards of those working for VSMPO;

- VSMPO pursues a social policy directed at supporting low-income groups of the population, including pensioners and former members of staff;

- the staff and pensioners of VSMPO have access to highly skilled health services: there is a polyclinic, a diagnostic medical center where all the staff of the Association are annually screened,

three health rehabilitation centers for the staff and pensioners, and the workshops have health centers: sports halls with the necessary equipment for sports and rest, and saunas;

- VSMPO has kept and continues to fund and develop social care facilities as part of its tangible assets, including a community center, sports complexes, libraries, country holiday homes for children to stay during vacations and for worker and pensioners at other times, etc.

Natural conditions:

VSMPO and AVISMA have their enterprise located on the border between Europe and Asia where natural (atmospheric, seismic, geological) disasters such as storms, typhoons, tornadoes, earthquakes, floods, etc., are an exclusion in contrast to the titanium companies in the US and Japan.

VSMPO is well placed in terms of stable power supply at the present time and in the near future, including:

- Sverdlovsk Oblast is abundant in electric energy and no problems arise with its supply;

- VSMPO is located in the area of the main Russian gas pipelines, close to their origin (the sources of gas), and therefore no problems arise in terms of getting gas at the required pressure an the input into the Association's system and receiving the required volume of gas;

- in terms of heat, vapor, compressed air, drinking and process water VSMPO has its own plants and does not experience any problems with these energy carriers;

- VSMPO receives sufficient quotas from government authorities for consumption of drinking and process water, discharge of waste water and air (after appropriate cleaning in accordance with the applicable sanitary standards) into aquatic and air environment and disposition of solid wastes to the special waste burial area.

2.5.3. Financial risks

The activities of any export-oriented Russian company is associated with financial risks.

The main financial risks are: market risks and currency risks.

Currency risks arise when foreign currencies are involved in operations. The rate of exchange is influenced by trends in the economic development of the country and political situation from changes in the currency regulation policy to the extent of social tension in society.

The currency risk involves two components:

- Risks associated with changes in the exchange rate;
- Conversion risk.

Currency risks are present in all operations involving foreign currency because the company cannot influence these processes, and what remains is just to protect its interests by identifying risks at an early stage and limiting their possible consequences and losses.

It should be noted that for excluding **market risks** managers keep an eye on trends in prices in the world market because any lack of information concerning the behavior of the market leads to greater market risks and unavoidable losses.

There is, of course, an inflation risk. The company operates a significant production and financial cycle, which brings about inflationary profit and, therefore, experts draw up business plan allowing for inevitable inflation.

The financial stability of VSMPO is at a high level, which is proven to be true by the following arguments:

- profitability of sales: the company, in contrast to other comparable firms, for example, TIMET, is profitable, the profitability of the sales as at 01.01.2004 being 32,3 %;

- as at 01.01.2004 the accounts receivable of VSMPO exceed the accounts payable 1,4 times;

- the Company has been constantly increasing output, and sales increase 4,7 times against 1992, and in the second quarter of 2002 VSMPO ranked first in the world in terms of output of titanium alloy ingots and rolled products, leaving TIMET behind;

- VSMPO has shown an ability to survive in critical conditions of an economic recession: being a closed enterprise working for the defensive complex of the former USSR, it then experienced a 40-fold fall in total orders, and 10 years later it turned into an outstanding player in the world market of titanium, strengthening its positions every year;

- VSMPO has no unfriendly companies amongst its shareholders, and, therefore, the management of the company has an opportunity to plan the strategy and tactics of development in the interests of its customers;

- VSMPO's management is a team of like-minded focused on the development of the company.

2.5.4. Legal risks

Legal risks associated with changes in:
- Currency regulations
- Taxation legislation
- Customs control and duty regulations
- Requirements as to the licensing of the issuer's ordinary activity are currently not present.

2.5.5. Risks connected with the issuer's activities

The issuer has not participated in litigations which could affect and interfere substantially with the issuer's economic activities or which would infringe on the interests of third parties.

III. Detailed information on the issuer

3.1. Issuer creation and development history

3.1.1. Information on issuer's corporate name

Full and abbreviated name of the issuer:
Open joint-stock company «Verkhnaya Salda Metallurgical Production Association» (JSC «VSMPO»)
Joint stock company «VERKHNAJA SALDA METALLURGICAL PRODUCTION ASSOCIATION»(«VSMPA»)
Previous full and abbreviated name of the issuer:
Open-type joint-stock company «Verkhnaya Salda Metallurgical Production Association» (AOOT «VSMPO»)
Legal entity state registration number: 162 II-АИ
Date of state registration: 18.02.1993
Name of the agency which effectuated State registration: the administration of the municipal formation «Verkhnaya Salda District».
Date of and grounds for changing the name of the issuer: Resolution of the general meeting of shareholders dated 14.06.1996 and Resolution of the Head of Verkhnaya Salda administration No. 250-д dated 26.06.1996

3.1.2. Information on the state registration of the issuer

Legal entity state registration number: 162 II-АИ
Date of state registration: 18.02.1993
Name of agency which effectuated state registration: head of administration of Verkhnaya Salda, Sverdlovsk Oblast.
Main state registration number of legal entity: 1026600784011

Name of registration agency (in accordance with data indicated in the certificate of entry in the United State Register of Legal Entities concerning legal entity registered before 1 July 2002): Interdistrict inspection of the Ministry of Taxation of Russia No 3 for Sverdlovsk Oblast.
Data entry made: 11.07.2002

3.1.3. Information on foundation and development of the issuer

Date issuer established: 18.02.1993
Date till which the issuer will exist: the issuer has been established for an indefinite term.

Brief history of establishment and development of the issuer:

The predecessor factory of "VSMPO" was built in 1933 near Moscow; it was the Soviet Union's first manufacturer of aluminum parts for engines and aircraft. During the Great Patriotic War the factory was evacuated to Verkhnaya Salda in Sverdlovsk Oblast.
In 1957, the first titanium ingot was smelted, and in 1958 full-scale manufacture of primary titanium began.
From 1957 to 1990 VSMPO increased output substantially because in those years the Association was the only supplier of titanium for Soviet aerospace and military industry.
In 1991 the output of titanium ingots at "VSMPO" exceeded by 50 % that in the US, Europe and Japan taken together.
In the beginning of the 1990s', in connection with a reduction of the military budget and a sharp reduction in demand for domestic airplanes on the part of civil aviation, the internal demand for titanium fell 20-30 times, and for aluminum 5-6 times, which put the Company on the verge of bankruptcy.
The desire to keep the factory, which, in fact, was the only source of support for the town of 55,000 people with its high science and technology potential, the new management of "VSMPO" made a strategic decision to begin diversification and produce not only titanium for military purposes for the domestic market but also for export.
This task was complicated by the fact that the composition of titanium alloys made abroad differed from that used in the Russian aircraft industry.
New technologies were introduced, which allowed the company to produce titanium products of the quality that was required by foreign customers.
The facilities were reconstructed and new bays were set up main for finishing and control operations.
As a result, from 1993 to 1997 the Company managed to increase exports 6 times.
The main element of the strategy for accessing the international markets was a program of certification the Company's products with potential foreign buyers.
The Company also invested funds in the modernization of its production processes, specifically in a quality control system. The quality of VSMPO's products is confirmed by more than 120 certificates of quality, including certificates from the largest manufacturers of aircraft and their suppliers.
Today more than 68 % of the Company's titanium products are exported, mainly for use in aerospace industries in the US and Europe.
At present the Company is working on increasing the share of products with higher added cost in total output such as thin titanium sheets, welded thin-walled titanium pipes, die forgings.
Also, non-conventional lines of business have been set up, including building construction business, wheels, utensils, heat-exchanging titanium equipment, and gas-cleaning systems.
This has allowed the Company to keep the human resource potential, most engineers, designers, technologists and workers who are responsible for the town as well because it is a mono-company town, and also to keep all its industrial potential, all production capacities, to maintain them in absolute working condition and, moreover, to update them to a higher level of technological and qualitative requirements.

Overall objectives:

- Manufacture of products which meet the requirements and expectations of customers, corresponding international and national standards and compulsory requirements of supervisory agencies.
- Enhancement of the competitiveness of the products in international markets.

The mission of JSC VSMPO is the ensuring of the viability of the Company, preservation of the titanium industry in Russia, and integration into the world economy.

3.1.4. Contact information

Location of the issuer: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, Russia
Location of the issuer's continuing executive body: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, Russia
Postal address: 1 Parkovaya Str., Verkhnaya Salda, 624760, Sverdlovsk Oblast, Russia
Issuer's contact telephone, e-mail address:
Telephone: (34345) 2-13-60, 5-20-05
Fax: (34345) 2-47-36, 5-20-05
E-mail address: Shayahmetova@vsmpo.ru
Web-site address: www.vsmpo.ru

3.1.5. Taxpayer identification number

INN 6607000556

3.1.6. Branches and representations of the issuer

The issuer has no branches or representations.

3.2. Main economic activities of the issuer

3.2.1. Sectoral affiliation of the issuer

Codes of the main sectoral activities of the issuer in accordance with OKVED:
27.45
27.53
28.12
28.22.1
28.75.12
45.21.1
55.51
51.70

3.2.2. Main economic activities of the issuer

The main type of economic activity of the Company is the manufacture of products from titanium alloys.

More detailed information is presented in item 3.2.3

	1999	2000	2001	2002	2003	2004, 1st quarter	2004, 2nd quarter	2004, 3rd quarter
Total sales of titanium products, ,000 Rb.	2584651	3480655	6019441	6656904	6 731 795	1 871 152	2 134 173	2 188 303
Including exports, ,000 Rb.	1903620	2571894	4805518	4491934	4 138 730	1 197 344	1 457 470	1 507 944

Share of titanium product exports in total titanium product output, 000 rb, %	73.7	73.9	79.8	67.5	61.5	64.0	68.3	68.9
Share of titanium product exports by region, 000 Rb								
USA	No data	43.5	38.4	23.4	32.2	33.90	35.68	40.41
Germany		23.3	20	21.2	15.2	19.76	18.00	18.28
Japan		6.1	11.7	21.7	15.9	12.88	12.35	9.31
France		10.5	10.2	7.2	1.6	0.00	0	0.03
UK	No data				4.6	4.81	4.44	5.78
Taiwan					5.9	8.97	8.09	7.60
Switzerland					20,1	17.73	19.05	16.49

The factor of seasonal prevalence in the activity of the Company manifests itself only in the specificity of capital repair work involving the maintenance of the process equipment in working condition, and also modernization, reconstruction and updating of the technology, with most of the workload falling on the summer and autumn period.

3.2.3. Main products (works, services)

The Company's main type of activity is the manufacture of products from titanium alloys.

At the same time, VSMPO is a multidiscipline enterprise, being engaged in various activities listed in item 4 of the Company Charter.

The development of the Company is planned in two directions:

- improving the existing processes and facilities with the purpose of improving their quality and reducing specific material, financial and energy expenses on production;
- setting up new production facilities involving deeper processing of metallurgical raw material.

With regard to titanium rolled products, which is the main activity of the issuer, the intention is to keep the tendency towards increasing output:

- exports: by increasing supplies of rolled products for aviation applications;
- domestic market: by extending the range of application of titanium rolled products, primarily in thermal power engineering.

Name of indicator	1999	2000	2001	2002	2003	2004 1st quarter	2004 2nd quarter	2004 3rd quarter
Titanium product output, tones	9408	10248	15036	15286	15887.3	4700	5 173	5000
Yearly average price of manufacturing titanium products, ,000 Rb./t	356.7	386.6	433.6	465.1	440.8	431	447	447
Total sales (products, services) - ,000 Rb.	3298051	4624299	7346341	8768747	8369.6	2344	2 706	2 831
Share of proceeds from titanium products in total proceeds, %	78.4	75.3	81.9	75.9	80.2	80.0	80.91	79.1
Corresponding price index, cumulative total, %	136.5	120.2	118.6	115.1	112	103.5		

The issuer's sales system concerning each of the specified types of products (works, services) as a percentage of sales of products (works, services).

Name of product (works, services)	Organization of sales of products (works, services)	1999	2000	2001	2002	2003	2004 1st quarter	2004 2nd quarter	2004 3rd quarter
Titanium products, total	Direct sales, %	99.9	99.6	99.0	99.1	100	100	100	100
	Own trading network, %	0.1	0.4	1.0	0.9	0	0	0	0

The structure of costs of the issuer involved in the manufacture and sale of each type of products (works, services) which account for not less than 10 percent of total proceeds from sale of products (works, services) under specified items as a percentage of total cost price.

Name of cost item	Reporting period
Raw and other materials, %	Separate accounting for cost by types of product (works, services) is not provided for by the Accounting Policy of the issuer
Purchased components, semi-finished products, %	
Works and services of production character performed by external contractors, %	
Fuel, %	
Power, %	

Salaries and wages, %	
Interest on credits, %	
Rent, %	
Deductions for social needs, %	
Depreciation of fixed assets, %	
Tax included in production price, %	
Other costs (to be explained), % amortization of intangible assets, % rewards for innovation, % compulsory insurance payments, % representation expenses, % other, %	
Total: costs of manufacturing and selling of products (works, services) (cost price), %	100
Proceeds from selling products (works, services), %	

The accounting reports prepared and calculations performed and presented under this item of the Quarterly Report comply with the current Accounting Regulations approved by the Ministry of Finance.

3.2.4. Issuer's suppliers whose share amounts to 10 and more percent of total supplies of commodities and material assets, with indication of their share in total deliveries

Description of suppliers whose share amounts to 10 and more percent of total supplies of commodities and material assets is given in item 3.2.7 «Raw Materials».

3.2.5. Markets for issuer's products (works, services)

Commodity markets for the main (titanium) products are described in item 3.2.2

Consumers which account for a turnover of not less than 10 percent of issuer's total proceeds from sales of products (works, services), none.

3.2.6. Practices concerning the working capital and inventories

The specific nature of the Company's policy concerning the working capital follows from the features of its charter activities directed at production control and coordination, comprehensive development of the Company, and also at other activities aimed at ensuring the reliability and stability of its financial and economic condition.

In this connection the working capital policy of the Company consists in creating financial opportunities enabling systematic measures to provide for technical and technological conditions ensuring the operation of the production workshops by way of systematic accumulation of financial resources for the purposes of manufacture, modernization, technological renovation, major overhauls and diagnosis of the production capacities, and also for taking measures to ensure environmental safety.

The need for working capital is estimated on the basis of:

- estimates of the need for resources in accordance with approved business plan;
- estimates of the need for financing modernization, major overhaul and diagnosis of production capacities, and also for ensuring environmental safety on the basis of corresponding plans of activities.

Working capital is the most mobile part of Company's capital, which includes cash, inventories, debts of other enterprises (accounts receivable).

The notion "Current Assets" in estimations means working capital (section 2 on the assets side

of the balance sheet).

The Association pursues a policy of escalating its working capital.

Name	Calculation method	1999	2000	2001	2002	2003	2004 as of 01.04	2004 as of 01.07	2004 as of 01.10
Inventory turn-over ratio, turn-over	Cost of sales (form 2 p. 20) / mean value of form1 (p.210 + p. 220)	1.329	1.303	1.505	1.493	1.308	0.343	0.772	1.103
Inventory turn-over, days	360 / turnover	271	276	239	241	275	265	118	82
Current assets turnover ratio, turnover	Cost of sales (form 2 p. 20) / mean value of form 1 p.290	0.968	1.019	1.122	0.959	0.846	0.238	0.533	0.767
Current assets turnover, days	360 / turnover	372	353	321	375	425	382	171	119

3.2.7. Raw material

The issuer's suppliers which account for not less than 10 percent of all supplies of commodities and material assets and their share in total supplies as of 1.10.2004.

Russian suppliers:

- Open joint-stock company «AVISMA Titanium and Magnesium Works», Berezniki, Perm Oblast. – 44.8 % - there were no changes in prices over the reporting year of 2003.

- Open joint-stock company «RUSAL Russian Aluminum Management», Moscow – 10.0 %.
Prices per tonne in US dollars net of VAT:

2003 - 1534, 1st quarter of 2004 - 1690, 2nd quarter of 2004 – 1690, 3rd quarter of 2004 - 1684.

- DP «Volnogorsk State Metallurgical Works" – 4,6 %.
Prices per tonne in US dollars net of VAT:
2003 – 100, 1st quarter of 2004 – 100, 2nd quarter of 2004 – 100, from September 1, 2004 - 93.

Import:

The issuer's suppliers which account for not less than 10 percent of all supplies of commodities and material assets and their shares in total supplies as at 1.10.04 – none.

3.2.8. Main competitors

The share of titanium rolled products by VSMPO and its main competitors in the world market

Company	Country	Sales in 2003, t	Share of the market, %%				
			1999	2000	2001	2002	2003
VSMPO	Russia	13930*	16	18	24	28	29
Timet	USA	12180*	27	28	27	22	25
ATI	USA	2680	8	9	9	9	6
RTI	USA	8370	22	22	19	18	17

* Sales include rolled products and ingots and slabs reduced to rolled-product weight;
** The remaining volume of rolled products to make up 100 % is manufactured by suppliers from Japan and other countries.

3.2.9. Information on availability of licenses

Number: TB 6476
Date of issue: 13.09.2002
Effective till: 13.09.2007
Issuing agency: Ministry of Press and Information of the Russian Federation
Types of activity: television broadcasting

Number: Б 302358
Date of issue: 25.09.1998
Effective till: 17.12.2004
Issuing agency: Department of RF Federal Security Service for Sverdlovsk Oblast
Types of activity: activities connected with the use of information which constitutes State secret

Number: Б 302766
Date of issue: 17.12.2001
Effective till: 17.12.2004
Issuing agency: Department of RF Federal Security Service for Sverdlovsk Oblast
Types of activity: implementation of measures and provision of services in the area of protection of State secrets

Number: 63-KA-1535
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: training of staff in the main trades for metallurgical industries and works

Number: 63-ПМ-000410
Date of issue: 06.02.2004
Effective till: 06.02.2009
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: mine surveying (monitoring of the condition of mining leases and justification of their boundaries; keeping of mining graphic documentation; accounting and justification of volumes of mine workings)

Number: 63-KA-1462
Date of issue: 13.08.2001
Effective till: 13.08.2006
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: training of executive staff, specialists and workers for gas equipment

Number: 10509/910009
Date of issue: 14.03.2003
Effective till: 14.03.2006
Issuing agency: Nizhny Tagil Customs
Types of activity: for setting up a temporary storage warehouse

Number: 10509/0027
Date of issue: 23.10.2002
Effective till: 23.10.2005
Issuing agency: Nizhny Tagil Customs
Types of activity: for setting up a bonded warehouse

Number: CT-68
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: erection of gas control points and installations for gas lines and gas equipment of industrial, agricultural enterprises companies providing maintenance services to public and residential buildings

Number: 63-ПР-1174
Date of issue: 4.09.2000
Effective till: 4.09.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: design of metallurgical plants and projects

Number: Д 086713
Date of issue: 26.12.2001
Effective till: 26.12.2004
Issuing agency: State Committee for Building Construction and Housing and Utilities Complex
Types of activity: manufacture of building constructions and materials which have effect on the bearing capacity of buildings, structure and environment

Number: series РТИ 72 No.071386
Date of issue: 24.12.2001
Effective till: 31.12.2004
Issuing agency: Sverdlovsk Division of Transport Inspection
Types of activity: road operations on automobile roads and road structures

Number: Б 813989
Date of issue: 16.08.2001
Effective till: 16.08.2006
Issuing agency: Sverdlovsk Oblast Licensing and Accreditation Commission for Health
Types of activity: pharmaceutical activity

Number: 63-ЭК-1532
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: production of ferroalloys, special steels, alloys of nonferrous metals, sheet and high-quality rolled products, pipes

Number: 63-PT-1534
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: repair of metallurgical units and equipment of metallurgical plants and projects

Number: 63-MT-1533
Date of issue: 23.11.2000
Effective till: 23.11.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: installation (commissioning) of metallurgical units and equipment of metallurgical plants and projects

Number: 63-ЭК-874
Date of issue: 21.07.2000
Effective till: 21.07.2005
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: development of mineral deposits, extraction of minerals by open-pit method

Number: Г 626604 073
Date of issue: 10.10.2001
Effective till: 10.10.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: purchasing, processing and realization of nonferrous metal scrap

Number: Г 626603 073
Date of issue: 10.10.2001
Effective till: 10.10.2004
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: purchasing, processing and realization of ferrous metal scrap

Number: Б 420448
Date of issue: 28.12.2001
Effective till: 28.12.2004
Issuing agency: RF Federal Service for Hydrometeorology and Environmental Monitoring
Types of activity: works and services in the field of hydrometeorology and related areas

Number: series ГСЭН-69 No.0001143
Date of issue: 12.11.2001
Effective till: 12.11.2004
Issuing agency: State Sanitary-Epidemiological Surveillance Service of Sverdlovsk Oblast
Types of activity: activities connected with human infectious disease pathogens

Number: CBE No.01256
Date of issue: 23.09.2002
Effective till: 1.07.2027
Issuing agency: Issuing agency: Main Department for Natural Resources and Environmental Protection of the Ministry of Natural Resources of Russia for Sverdlovsk Oblast
Types of activity: right to use subsurface resources

Number: CBE No.00330
Date of issue: 11.03.2002
Effective till: 11.03.2007
Issuing agency: Department of Natural Resources for the Ural Region
Types of activity: for water use

Number: Д 378805
Date of issue: 28.07.2003
Effective till: 27.06.2008
Issuing agency: Ministry of Power of the Russian Federation
Types of activity: storage of oil, gas and products of their processing

Number: PPC-63-00047
Date of issue: 7.07.2003
Effective till: 7.07.2008
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: Permit to manufacture and use vessels and devices under pressure according to the attached list of austenitic and carbonaceous steels, titanium and aluminum alloys

Number: series РЭА-Р No.0118
Date of issue: 18.06.2003
Effective till: 31.12.2005
Issuing agency: Rosenergoatom Concern
Types of activity: Certificate of accreditation and entry in the Register of Potential Suppliers of Rosenergoatom Concern

Number: Э-6-031202-499
Date of issue: 12.03.2002
Effective till: 12.03.2005
Issuing agency: Russian Open Society "United Power Systems of Russia"
Types of activity: Certificate of accreditation for manufacture of plants for electric power industry

Number: УО-11-101-0774
Date of issue: 20.08.2002
Effective till: 1.10.2006
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: design of equipment for nuclear stations

Number: УО-12-115-0787
Date of issue: 12.09.2002
Effective till: 20.09.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacture of equipment for structures, complexes, installations with nuclear materials intended for manufacture, processing, transportation of nuclear fuel and nuclear materials

Number: 63-CT-68
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: construction of gas control points and installations, gas equipment industrial and agricultural enterprises, companies providing maintenance services, and residential buildings
Number: УО-12-101-0786
Date of issue: 12.09.2002
Effective till: 20.09.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacturing of equipment for nuclear stations

Number: A 118095
Date of issue: 18.01.2002
Effective till: 18.01.2007
Issuing agency: Ural Department of Gosgortekhnadzor of Russia
Types of activity: construction of gas control points (installations), gas lines, gas equipment for industrial, agricultural enterprises, companies providing maintenance services, and residential buildings

Number: CBE 01114
Date of issue: 07.09.2001
Effective till: 31.12.2005
Issuing agency: Uralgeocom
Types of activity: the right to develop part of the peat deposit "Ozerskoye"

Number: 63-ЭХ-000543 (ЖХ)
Date of issue: 14.05.2004
Effective till: 14.05.2009
Issuing agency: Gosgortekhnadzor of Russia
Types of activity: operation of chemically hazardous production objects

Number: 63-ЭВ-000542 (ЖКМС)
Date of issue: 14.05.2004
Effective till: 14.05.2009
Issuing agency: Gosgortekhnadzor of Russia
Types of activity: operation of explosive production objects

Number: УО-12-106-0450/01
Date of issue: 04.05.2001
Effective till: 01.05.2007
Issuing agency: Material and Technical Supplies Department of Gosatomnadzor of the Russian Federation
Types of activity: manufacturing of the equipment for structures and complexes with industrial nuclear reactors as specified in the terms and conditions of the present license

3.2.10. Joint activities of the issuer

The issuer does not conduct joint activities with other organizations.
The issuer has no subsidiary companies set up using investments from third parties.

3.4. Plans of the issuer for the future

SMELTING AND FOUNDRY

Aspiring to keep the positions in global aerospace complex and to increase competitiveness in the market of titanium for aviation engines, and also to supply high quality metal to the Russian market, JSC VSMPO sets up capacities for smelting titanium alloy ingots of very high quality by establishing a bay of plasma-arc refining in a cold-hearth furnace. Hot tests of the furnace are now coming to an end.
An automated system for monitoring and controlling titanium ingot melting processes has been created on the basis of Allen-Bradley equipment for 11 vacuum-arc furnaces.
Further on it is planned to re-equip 3 to 5 vacuum-arc furnaces annually with melting process monitoring and control systems.
The purpose of this project is to increase metal yield when remelting complex alloys, to ensure reproducibility of the process and to increase of explosion safety.

With the purpose of ensuring good quality of charge materials JSC VSMPO has concluded a contract for the manufacture and delivery of a magnetometric chip-scrap control installation. The plans provide for a substantial growth in the Company's own manufacture of alloying materials and expansion of the range of such products. The manufacturer has completed integration tests of the installation.

SHEET-ROLLING

The putting of rolled products to the world market and marketing studies have posed the following tasks for the experts of the Association concerning the manufacture of competitive products:
- plates and sheets of 6AL– 4V alloy for export aviation applications,
- sheets and strips from 0,5 to 2,0 mm thick technical-grade titanium for welded pipes and plate heat-exchangers.

A significant amount of work and investment has already been carried out in this direction. The greater part of the new imported adjustage equipment for polishing and cutting of coil has already been mounted and put into operation.

High-quality strips are in important topic for the Association also because the manufacture of thin-walled welded pipes is going to be expanded significantly. By way of developing sheet-rolling manufacture it is planned to reconstruct the following industrial bays:
- reconstruction of the "2000" hot rolling mill;
- creation of a strip profile adjustment and control system;
- creation of a “duo” skin-rolling mill based on one of the operating mills (for instance, "Bliss-2") for skin-rolling of coil up to 1300 mm wide with the mounting of additional equipment: unreeler, reel, coil storage;
- creation of a plant for coil annealing under tension in an inter gas atmosphere, including the following equipment: a welding machine with scissors, tension stations, a tension device before the reel, a floating reel. This project will enable the Company to exclude the occurrence of defects in the furnace and to obtain a densely wound, up to 0.5 mm thick non-telescopic coil. The manufacturer: Gertner, SKET, Mannesmann, Sunvig, ZMZ-Simag, Germany;
- contracts have been concluded for the delivery of special control equipment.

PRESS-FORGING

In connection with an increasing number of orders for the high quality press-forgings, JSC VSMPO has done a lot of work involving the reconstruction of the main and auxiliary facilities, including repairs and modernization of the presses; electric furnaces for heating long blanks with an automatic control system ensuring the required accuracy of heating have been put into operation.

A number of installations for immersion ultrasonic control of machined bars and billets from titanium alloys measuring up to 5000 mm in length have been made and put into operation, including the world's 4-th installation of multizoned ultrasonic control. Modern instruments and test machines have been purchased for metallurgical quality control of finished goods.

A range of die forgings for leading aircraft building firms in the world have been introduced, this line will remain a priority for VSMPO in the coming years. For developing the press-forging line of business
- major overhaul and modernization of the control system of the 6000 t forging press are under way;
- overhaul and modernization of the control system of the 3,000 t forging press is planned;
- the furnaces are being renovated with the replacement of electric heating furnaces with gas furnaces: currently 8 modern gas furnaces are being mounted, tested and adjusted;
- a rolling mill has been purchased and mounted for commissioning new types of products such as rolled rings from titanium and aluminum alloys and Inconels. A contract has been concluded for modernization of the ring rolling mill, which will allow the Company to increase output owing to the manufacture of shaped rings. Ring straightening equipment is being mounted;
- a bay has been set up for forging of ingots and billets based on a 2000 t hydraulic forging press, equipped with manipulators of 25 t and 12.5 t lifting power, furnaces and auxiliary equipment. Work is under way on developing a forging process for the "2000" complex;
- there are plans to set up a new manufacture for rough machining of die forgings from titanium alloys. Contracts have been concluded for the supply of machine tools.

PIPE PRODUCTION

At present VSMPO has implemented the 1st stage of the project for manufacturing welded pipes from titanium and stainless steels ranging in diameter from 10 to 40 mm.
With the purpose of increasing the output of pipes and extending the range of 30-114 mm products four more pipe-welding lines have been purchased, which are now being mounted and adjusted.

MANUFACTURE OF NONCONVENTIONAL GOODS

- Manufacture of kitchen utensils with a heat-distribution "sandwich" base from stainless steel.

In 1991, JSC VSMPO began to manufacture household and kitchen utensils from stainless steel.
In order to successfully compete with similar products by both Russian and international manufacturers it is essential to manufacture "sandwich" base utensils. The process engineering and design services have carried out research and design work to the manufacture of new products. For implementing the project the following equipment has been purchased and mounted:
- a base leveling installation,
- base soldering equipment,
- base machining equipment,
- "8П1ет" grinding machines have been modernized.

The Company plans to further expand the manufacture of utensils from stainless steel by purchasing additional equipment.

- Manufacture of aluminum alloy disks for car wheels.

By way of developing this line with the purpose of extending the range and increasing output, specialized turning and milling machine tools have been purchased.
A rolling machine for making disks for car wheels by the rolling method has been purchased and is being mounted and tested.

- Manufacture of products from titanium and stainless steels for the needs of power and gas and petrochemical industries.

Within this line of activity for the purpose of extending the range of products and increasing output, the Company plans to purchase specialized equipment, including inspection facilities.

QUALITY ASSURANCE

In accordance with the program of JSC VSMPO in the field of quality and certification and the requirements of the auditors, and for enhancing the reliability of control operations and also with the purpose of replacing physically worn out and outdated equipment the Company plans to purchase quality control means for testing equipment products.
Blue etching and luminescent control bays have been set up, and a contract has been concluded for purchasing contemporary ultrasonic control equipment for disks.

3.5. Participation of the issuer in industrial, bank and financial groups, holdings, concerns and associations

The issuer does not participate in industrial, bank, financial groups, holdings, concerns and associations.

3.6. Subsidiaries and dependent companies of the issuer

Full and abbreviated corporate name:
«TIRUS HOLDING» Limited Liability Company («TIRUS HOLDING» LLC)
Location: Viktor Ambartsumyan Street 18, ap. 8, Yerevan, Armenia
Postal address: Viktor Ambartsumyan Street 18, ap. 8, Yerevan, 375033, Armenia,
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital

Issuer's participatory share in charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to issuer: 100%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: holding activities.
Description of the role of such company in issuer's activity: holding activities.

Full and abbreviated corporate name:

Limited liability company «Tirshop» (OOO Tirshop)

Location: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Oblast, Russia.
Postal address: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Oblast, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: retail and wholesale realization of consumer goods.
Description of the role of such company in issuer's activity: retail and wholesale realization of consumer goods.

Full and abbreviated corporate name:

Closed joint-stock company «Titan» Firm
(ZAO «Titan» Firm)

Location: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Oblast, Russia.
Postal address: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Oblast, Russia, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: retail trade
Description of the role of such company in issuer's activity: verification of the competitiveness of consumer goods manufactured by the issuer in the local market.

Full and abbreviated corporate name:
Limited liability company «Torgovy Dom «Tirus»
(OOO «Torgovy Dom «Tirus»)
Location: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Oblast, Russia.
Postal address: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Oblast, Russia, 624760.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to issuer: 100%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: activity of wholesale trade agents for universal range of goods.
Description of the role of such company in issuer's activity: provision of the issuer with certain types of goods on the request of the latter.

Full and abbreviated corporate name:

Open joint-stock company «AVISMA Titanium and Magnesium Works»
(JSC AVISMA)

Joint Stock Company «AVISMA Titanium-Magnesium Works» (JSC AVISMA)
Location: Berezniki, Perm Oblast, Russia.
Postal address: Berezniki, Perm Oblast, 618421, Russia.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital.

Issuer's participatory share in charter capital of subsidiary: 42,06%
Proportion of ordinary shares in subsidiary which belong to issuer: 56,08%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: manufacture of other nonferrous metals.
Description of the role of such company in issuer's activity: supply of the basic raw material (spongy titanium) the issuer's production of titanium semifinished products.

Full and abbreviated corporate name:

Open joint-stock company «Ural» (OAO URAL)

Location: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, Russia,.
Postal address: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 51%
Proportion of ordinary shares in subsidiary which belong to issuer: 51%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: manufacture of tableware and kitchen utensils, provision of services to producing departments in terms of manufacturing small parts for consumer goods.
Description of the role of such company in issuer's activity: use of previously created fixed assets and personnel.

Full and abbreviated corporate name:

Closed joint-stock company «Tirus Medservis Medical Insurance Company» (ZAO MSK «Tirus Medservis»)

Location: Molodezhny Poselok Str. 105, Verkhnaya Salda, Sverdlovsk Oblast, Russia.
Postal address: Molodezhny Poselok Str. 105, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Grounds for acknowledging the company as dependent: the issuer owns more than twenty percent of the voting shares
Issuer's participatory share in charter capital of dependent company: 31,4%
Proportion of ordinary shares in dependent company which belong to issuer: 31,4%
Dependent company's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to dependent company: 0
Description of company's main line of business: activities in the field of compulsory social security.
Description of the role of such company in issuer's activity: social protection of the issuer's employees, first of all medical insurance.

Full and abbreviated corporate name:

Open joint-stock company «Tekhnolog» (OAO Tekhnolog)

Location: Onezhskaya Str., 24/1, Moscow, Russia.
Postal address: Onezhskaya Str., 24/1, Moscow, 125413, Russia.
Grounds for acknowledging the company as a subsidiary: dominant participation in the charter capital
Issuer's participatory share in charter capital of subsidiary: 50,07%
Proportion of ordinary shares in subsidiary which belong to issuer: 50,07%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0
Description of company's main line of business: 33.10.1(OKVED code)
Description of the role of such company in issuer's activity: setting up a future service center.

3.7. Composition, structure and cost of the issuer's tangible assets,

Information on plans concerning the purchasing, replacement, retirement of tangible assets, and also about any facts of encumbrance on the issuer's tangible assets

3.7.1. Tangible assets

No. n/n	Name of group of fixed assets	Full cost before revaluation, Rb.	Depreciated cost (less depreciation) before revaluation, Rb.	Date of revaluation	Full cost after revaluation, Rb.	Depreciated cost (less depreciation) after revaluation, Rb.
1	All quick-wearing assets with useful life from year 1 to 2 years inclusive	11 567	-	-	-	-
2	Assets with useful life longer than 2 years to 3 years inclusive	3 532 863	2 103 701	-	-	-
3	Assets with useful life longer than 3 years to 5 years inclusive	184 671 105	81 227 613	-	-	-
4	Assets with useful life longer than 5 years to 7 years inclusive	175 747 181	85 402 567	-	-	-
5	Assets with useful life longer than 7 years to 10 years inclusive	1 342 387 913	557 766 587	-	-	-
6	Assets with useful life longer than 10 years to 15 years inclusive	1 190 904 845	331 249 199	-	-	-
7	Assets with useful life longer than 15 years to 20 years inclusive	956 186 600	448 492 475	-	-	-
8	Assets with useful life longer than 20 years to 25 years inclusive	106 050 006	18 452 455	-	-	-
9	Assets with useful life longer than 25 years to 30 years inclusive	116 338 489	21 775 146	-	-	-

10	Assets with useful life longer than 30 years	849 299 348	560 356 859	-	-	-
Total, Rb.:		4 925 129 917	2 160 826 602			

The issuer has no plans concerning the purchasing, replacement, and retirement of the tangible assets whose cost constitutes 10 and more percent of the total tangible assets.

The balance sheet value of the issuer's tangible assets in pawn as of 01.10.2004: 982`312`669,63 rubles.
The depreciated cost of the issuer's tangible assets in pawn as of 01.10.2004: 566`354`425,51 rubles.

The balance sheet cost of the issuer's tangible assets under lease as of01.10.2004: 85`070`997,40 rubles.
The depreciated cost of the issuer's tangible assets under lease as of 01.10.2004: 58`141`506,74 rubles.

3.7.2. Cost of the issuer's real estate

Total cost of the real estate as of 01.10.2004 : 1`403`572`944,76 rubles
Accumulated depreciation: 710`063`652,96 rubles
No estimation of the real estate within 12 months before the end date of the reporting quarter has been made.

IV. Information on financial and economic activities of the issuer

4.1. Financial and economic performance results

4.1.1. Profit and Loss

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as of 1.04	2004, as of 1.07	2004, as of 1.10	Notes
Sales, ,000 Rb.	Total proceeds from selling goods, products, works, services	3298051	4624299	7346341	8768747	8768747	8369550	2343760	5049513	7880699	
Gross profit, ,000 Rb.	Proceeds (proceeds from sales) – cost of goods, products, works, services sold (less trade and administration costs)	1642182	2056973	3276869	3865790	3865790	3146119	778761	1439073	2421783	
Net profit (retained profit (uncovered loss), ,000 Rb.	Profit (loss) from ordinary activity + extraordinary income – extraordinary expenses	859627	833963	1480061	1390330	1390330	1279415	491384	605365	989219	
Labor productivity, ,000 Rb./person	Sales (proceeds from sales)/average payroll number of staff (employees)	253.0	344.9	497.6	589.9	589.9	549.4	159.6	333.7	516.9	
Return on fixed assets, %	Sales (proceeds from sales)/total fixed assets	3.09	4.29	6.13	6.54	6.5	4.3	1.2	2.47	3.74	Shows how effectively fixed assets are used, in dynamics the indicator increases, i.e. a positive factor
Return on assets, %	Net profit /assets (balance-sheet value)	26.02	18.53	24.81	17.12	17.1	12.7	4.6	5.44	8.33	Characterizes financial stability, i.e. how effectively company

											owners' re-sources and bor-rowings are used.
Return on equity, %	Net profit /(capital and reserves – earmarked funds and earnings + deferred income – own shares repur-chased from share-holders)	38.0	28.2	37.5	24.8	24.8	18.6	6.7	8.07	12.74	Shows profit on every ruble of own funds in-vested
Profit margin, %	Profit from sales /net saies (proceeds from sales)	32.9	29.3	32.2	32.3	33.81	23.01	20.59	14.71	17.49	Shows profit on every unit of sales
Total uncovered loss as at reporting date, '000 Rb.	Uncovered loss for prior years + uncov-ered loss for reporting year	0	0	0	0	0	0	0	0		
Ratio of uncovered loss as at reporting date to balance-sheet value of assets, %	Total uncovered loss as at reporting date /balance-sheet value of assets	0	0	0	0	0	0	0	0		

4.1.2. Factors which have influenced the change in proceeds from sales of goods, products, works and services by the issuer and the profit (loss) of the issuer from primary activity

With regard to increase in proceeds:

- in 1999, the sharp increase in the dollar exchange rate in August 1998 with a 2.3-fold effect, the share of exports in total sales constitutes 62,1 %;

- in 2001, the beginning of a 4-year cycle of growth in the need for titanium products in the aerospace market (the output of titanium for export increased in comparison with 2000 in physical terms 1.6 times), interrupted in September 2001 by the terrorist attack in the US.

- in 2003, a decrease in proceeds in comparison with 2002 by 4.5 %, the effect of the consequences of the terrorist attack in the US in September 2001 and the negative effect of a decrease in the dollar exchange rate (exports amount to 60 % of total sales).

4.2. Issuer's Liquidity

Name of indicator	Recommended calculation method	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as of 1.04	2004, as of 1.07	2004, as of 1.10	Notes
Own working assets, '000 Rb.	Capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income – fixed assets – long-term debts	957475	1497156	2199482	3500698	3500698	3170722	3586386	3596342	3794279	
Debt to equity ratio	Long-term liabilities + short-term liabilities (excluding deferred income)/capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income	0.462	0.522	0.441	0.446	0.446	0.459	0.437	0.482	0.529	Shows the extent to which assets are funded through borrowings: the less the ratio, the less dependence
Capital to assets ratio	Capital and reserves (net of own shares repurchased from shareholders) – earmarked funds and earnings + deferred income / fixed assets + current assets	0.684	0.657	0.662	0.691	0.691	0.685	0.696	0.675	0.654	Shows the share of own capital in assets, characterizes the degree of financial independence from creditors. Shall not go below 0.5-:-0.6
Coverage of inventories with own current assets	Own current assets / inventories	0.671	0.665	0.791	1.089	1.089	0.815	0.855	0.820	0.773	Shows to what extent stocks are covered with own current assets
Fixed asset-to-equity ratio	Fixed assets + long-term receivables /capital and reserves (net of own shares repurchased from shareholders) - earmarked funds and earnings + deferred income	0.576	0.494	0.443	0.377	0.377	0.540	0.514	0.521	0.512	Recommended value <= 0.9
Current ratio	Current assets - long-term receivables/short-term liabilities (net of deferred income)	1.943	1.976	2.425	2.397	2.397	2.009	2.121	2.003	1.932	Statutory ratio not lower than 2

Quick ratio	(Current assets – stock – value added tax on acquisitions - long-term receivables) / short-term liabilities (net of deferred income)	0.469	0.400	0.709	0.967	0.967	0.612	0.650	0.631	0.591	Optimum value = 0.8-:-1.0

4.3. Size, structure and adequacy of the issuer's capital and current assets

4.3.1. Size and Structure of Capital and Current Assets of the Issuer

Thousand rubles

	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004, as of 1.04	2004, as of 1.07	2004, as of 1.10
Charter capital	11 806	11 806	11 806	10 626	10 626	10 626	10 626	10 626	10 626
Total cost of issuer's shares repurchased by the issuer for subsequent resale (transfer), with indication of percentage of such shares in placed shares (charter capital) of issuer, %	0	0	10	0	0	0	(3)	0	0
Size of issuer's reserve capital formed at the expense of deductions from issuer's profit	624	624	624	624	624	624	624	624	624
Size of issuer's paid-in surplus reflecting increase in the value of assets resulting from revaluation, and difference between sale price (placement price) and par value of shares of the company resulting form sale of shares at a price exceeding par value	1 379 435	1 379 647	1 359 991	1 359 991	1 359 991	1 359 991	1 359 991	1 359 991	1 359 991
Size of issuer's retained net profit	868 524	1 565 662	2 853 588	4 243 918	4 243 918	5 523 333	6 014 717	6 128 698	6 395 707
Social sphere funds	0	0	0	0				0	0
Size of issuer's earmarked funds including total funds allocated for conducting special actions, funds received from other organizations and persons, budget funds, etc.	83	42	92	0				0	0
Issuer's total capital	2 260 472	2 957 781	4 226 101	5 615 159	5 615 159	6 894 574	7 385 955	7 499 939	7 766 948
Inventories	1 427 802	2 251 699	2 781 023	3 215 343	3 215 343	3 888 810	4 192 652	4 385 154	4 909 846
Value added tax on acquisitions	90 265	172 323	202 785	367 238	367 238	517 178	532 422	556 334	578 765
Accounts receivable (due in more than 12 months after reporting date)	0	0	0	0	0	0	0	0	0
Accounts receivable (due within 12 months after reporting date)	445 909	509 627	912 935	1 693 415	1 693 415	1 724 344	1 873 389	2 116 926	2 391 954
Short-term financial investments	19 675	26 407	279 885	712 579	712 579	175 827	142 473	537	186

Cash	17 174	80 009	40 341	17 809	17 809	32 122	72 335	156 079	24 425
Other current assets	0	0	0	0	0	0	0	0	0
Total current assets	2 000 825	3 040 065	4 216 969	6 006 384	6 006 384	6 338 281	6 813 271	7 215 030	7 905 176

The issuer's policy for financing current assets is described in Section 3.2.6.

4.3.2. Issuer's Capital and Current Assets Adequacy

	1999	2000	2001	2002	2002, using 2003 methodology	2003	2004 as of 1.04	2004 as of 1.07	2004 as of 1.10	Notes
Interest payable	0	35 347	35 528	86 255	86 255	97 038	(23020)	(44 902)	(62 203)	
Other operating expenses	2 456 472	3 707 599	5 093 730	6 804 896	6 804 896	5 453 051	(1778780)	(3 140 925)	(5 014 929)	
Issuer's total capital	2 260 472	2 957 781	4 226 101	5 615 159	5 615 159	6 894 574	7 385 955	7 499 939	7 766 948	The condition of own capital adequacy for covering current operating expenses and short-term liabilities is met
Short-term liabilities	1 029 996	1 538 532	1 739 072	2 505 881	2 505 881	3 155 546	3 212 646	3 602 179	4 092 494	
Total current assets	2 000 825	3 040 065	4 216 969	6 006 384	6 006 384	6 338 281	6 813 271	7 215 030	7 905 176	
Own capital is considered adequate for covering current operating expenses and meeting short-term liabilities on condition provided total own capital is greater than or equal to total short-term liabilities										
Capital adequacy indicators are described in Section 2.1										

4.3.3. Cash

The issuer borrows funds (short-term credits) to meet the needs for working capital, and for development (reconstruction, renovation) of the company according to the budget of charges.
The issuer's need for borrowed funds for the next quarter amounts to 6 – 8 million $.
There are no payables gathered by the bank on its files.

4.3.4. Financial investments of the issuer

The amount of all financial investments of the issuer as at 01.10.2004 : 977`534`931 rubles.
The list of financial investments of the issuer which constitute 10 and more percent of its total financial investments at the end date of the reporting quarter:

Type of securities: ordinary registered uncertificated shares

Full and abbreviated name of the issuer of securities: Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location: Onezhskaya Str. 24/1, Moscow, 125413
Information in issue of securities of this category (type) which are in possession of the issuer:

Date of State registration of issue	State registration number of issue	State agency which registered issue
14.07.2003	1-02-03611-A	Regional Division of Russian Federal Securities Commission in Central Federal District

Par value of one security: 2 Rb.
Number of securities which are in possession of the issuer: 2`272`825
Total par value of securities which are in possession of the issuer: 4`545`650 rubles
Total balance sheet value of financial investment: 833`149`460,25 rubles
Dividends on shares have not been paid.
Dividends have not been announced
Information on provisions for diminution in value of securities: provisions for diminution in value of securities have not been created.

Accounting standards (rules) in accordance with which the issuer has made the estimations presented under this item of the quarterly report: financial investments are accounted for in balance sheet account 58 according to accounting regulation ПБУ 19/02 «Accounting for financial investments» approved by Order of the Ministry of Finance of the Russian Federation on 10.12.2002 No.126н.

4.3.5. Intangible assets of the issuer

No.	Name of group of intangible assets	Full cost, Rb.	Accrued amortization, Rb.	Amortization for 9 months of 2004
1.	Right to invention	2`512`192	1`387`744	140`772
2.	Right to trademark	1`500	864	185

The issuer presents information on his intangible assets in accordance with accounting rule ПБУ 14/2000 approved by Order of the Ministry of Finance of the Russian Federation dated 16.10.2000 No.91н.

4. 4. Information on the policy and expenses of the issuer in the field of scientific and technological development, with regard to licenses and patents, new research and development

As at 01.10.2004, the books account for intangible assets in the amount of 2`513`692 rubles, including:
- trademarks 1`500 rubles
- the right to inventions and prototypes 2`512`192 rubles.

4.5 Analysis of development trends in issuer's primary activity

About 65 percent of the products manufactured by VSMPO are intended for use in the aerospace industry, therefore the condition of this sector of the Russian and world economy has a substantial influence on the technical and economic indicators of the Association. The aerospace sector of the world market features a cyclic character of development with a period of about 4 years, and the global titanium market is developing similarly. It should be noted, though, that in recent years these markets have been affected by the 1998 Asian financial crisis and the terrorist attack on 11 September 2001 in the US. The leading titanium companies of the world, therefore, have recently experienced serious difficulties with sales, losing annually 15-25 % of output (Fig.1,table 1).

Fig.1 SHIPMENT OF TITANIUM PRODUCTS BY US COMPANIES AND VSMPO IN 1998 – 2003


'000 tonnes
18
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
2003
years
TIMET ingots, rolled products
RTI rolled products
ATI rolled products
VSMPO ingots, rolled products

Source: Company reports

Table 1. Main indicators of Timet, RTI, ATI and VSMPO in 1999-2003

Indicators, companies	Unit of measurement	Years				
		1999	2000	2001	2002	2003
Sales	$ mln					
Timet		480,0	426,8	486,9	366,5	385,3
RTI		243,3	249,4	285,9	270,9	205,5
ATI, total		2296,1	2460,4	2128,0	1907,8	1937,4
Tit. rolled products		300,0	320,0	290,0	240,0	230,0
VSMPO		130.9	163.0	247.7	275.5	268,1
Net profit (loss)	$ mln					
Timet		(31,4)	(38,9)	(41,8)	(111,5)	(13,1)
RTI		2,2	6,7	12,1	15,1	4,7
ATI		300,2	132,5	(25,2)	(65,8)	(116,2)
VSMPO		35,1	29,6	50,6	45,3	41,5
Shipment of titanium products	'000 tonnes					
Timet, total		13,90	14,81	16,60	11,26	13,60
rolled products		11,40	11,37	12,18	8,86	8,88
ingots, slabs		2,50	3,47	4,41	2,40	4,72
RTI, rolled products		4,04	4,26	5,22	4,54	2,68
ATI, rolled products		10,35	11,26	10,48	8,65	8,37
VSMPO, ingots, rolled products		8,25	10,15	14,74	14,83	15,42
Average product price	$ / kg					
Timet, total		29,62	25,15	25,73	27,80	24,78
rolled products		33,00	28,70	29,80	31,40	31,50
ingots, slabs		14,20	13,65	14,50	14,50	12,15
RTI, rolled products		35,62	34,65	29,48	33,33	35,13
ATI, rolled products		25,77	23,94	25,77	26,06	25,33
VSMPO, exports, total		14,61	13,51	14,82	13,16	12,15
exports, rolled products		19.03	20.26	21.57	21.76	15.07

Sources: Annual reports of the companies

In contrast to its main competitors VSMPO features stable growth of output and hence stable growth of profit, ensuring the possibility of reconstruction and development.

The main advantages of VSMPO in comparison with the competitors:

- the existence of VSMPO-AVISMA corporation possessing a full range of titanium production from raw material to metallurgical semifinished items and finished products for machine building (heat-exchanging and container equipment);
- diversification allows the Company to move resources from the titanium sector to the manufacture of other types of product: aluminum, steel, ferrotitanium, and consumer goods (tab. 2);

Table 2. Structure of products shipped by VSMPO by type

Type of product	Years				
	1999	2000	2001	2002	2003
	%				
Titanium products	81.2	81.0	84.7	82.1	82.7
Aluminum products	3.9	4.3	4.6	5.5	5.7
Non-traditional aluminum products	5.3	5.4	3.1	3.2	3.4
Steel	2.4	3.2	2.9	2.6	2.4
Ferrotitanium	4.3	3.9	2.8	4.7	3.2
Non-traditional products	0.9	0.5	0.3	0.3	0.4
Other goods	2.1	1.7	1.6	1.6	2.2
Total	100.0	100.0	100.0	100.0	100.0

Source: VSMPO reports

Fig.2. Shipment of titanium products by VSMPO to domestic and external markets


тонны
Titanium for Russia, CIS
Titanium for export
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2175
6077
2614
7535
2920
11823
4288
10538
4057
11358
4556
13521
1999
2000
2001
2002
2003
2004
проект

- VSMPO is an integrated manufacturer of titanium semi-finished products, and in contrast to its competitors the Company implements all processes and also control and tests on its own (without involving subcontractors);

- the implementation of the program aimed at increasing the share of value-added products (die forgings, welded pipes, sheets) instead of supplying ingots and slabs consolidates the position of VSMPO in the global titanium market.

One of the stabilizing factors which strengthen the position of VSMPO in the market is the agreement made recently with SUAL concerning cooperation in the manufacture and supply of aluminum products to the world market, first of all the aerospace sector.

V. Information on the members of the executive bodies of the issuer, financial control bodies of the issuer and data on the issuer employees

5.1. Information on the structure and powers of executive management bodies of the issuer

The executive management bodies of the Company are:
- General meeting of shareholders;
- Board of Directors;
- One-person executive body (Director-General)

The powers of the general meeting of shareholders (participants) of the issuer in accordance with its charter (constituent documents):

Relegated to the competence of the general meeting of shareholders shall be the following issues:

- making of alterations in and amendments to the Charter of the Bank or approval of a new edition of the Charter (except for cases provided for by items 2-5 of Article 12 of the Federal Law "On Joint-Stock Societies";
- reorganization of the Company;
- liquidation of the Company, appointment of a liquidation committee and approval of the interim and final liquidation balance sheets;
- determination of the numerical membership of the Board of Directors, election of members thereto and termination of their powers before time;
- election of one-person executive body;
- termination of the powers of one-person executive body before time;
- determination of numerical membership of the Internal Auditing Committee, election of the Internal Auditing Committee and termination of its powers before time;
- approval of the Company's auditor;
- determination of the number, par value, category (type) of declared shares and rights granted by these shares;
- increase of the charter capital of the Company by means of increasing the par value of the shares;
- increase of the charter capital of the Company by means of placing additional shares in cases provided for by federal legislation and the Charter of the Company;
- increase of the charter capital of the Company by means of placing additional shares within the number and category (type) of declared shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of distribution thereof amongst shareholders if the Board f Directors has failed to make a unanimous decision on this issue;
- reduction of the charter capital of the Company by means of reducing the par value of the shares, by means of repurchasing part of the shares by the Company for the purposes of reducing their total number and by means of redeeming shares which have been acquired or repurchased by the Company (shares which are at the disposal of the Company);

- approval of annual reports, annual financial reports, including the profit and loss account of the Company and the distribution of profit, including payment (declaration) of dividends, and losses of the Company based on the results of the financial year;
- determination of a procedure for transacting general meetings of shareholders;
- sub-division and consolidation of shares;
- adoption of decisions concerning the approval of major transactions in instances provided for by Article 83 of the Federal Law "On Joint-Stock Societies";
- adoption of decisions concerning the approval of major transactions in instances provided for by item 2, Article 79 of the Federal Law "On Joint-Stock Societies";
- adoption of decisions concerning the approval of major transactions in instances provided for by item 3, Article 79 of the Federal Law "On Joint-Stock Societies";
- adoption of decision concerning participation in holding companies, financial-industrial groups, associations and other unions of commercial organizations;
- approval of internal documents regulating the activities of the bodies of the Company;
- adoption of decision concerning the remuneration and (or) compensation of expenses of the Internal Auditing Committee connected with the performance of its functions during the effective period of these functions; determination of the size of such remuneration and compensation;
- adoption of decisions concerning the remuneration and (or) compensation of expenses of members of the Board of Directors connected with the performance of the functions of members of the Board of Directors by them during the effective period of such functions, determination of the size of such remuneration or compensation;
- adoption of decisions concerning the reimbursement, at the expense of the funds of the Company, of expenses on preparing and holding an extraordinary general meeting of shareholders incurred by persons and bodies who initiated such general meeting of shareholders;
- determination of the list of additional documents which shall be kept at the Company mandatorily;
- decision of other issues relegated by the Federal Law to the competence of the general meeting of shareholders.

The general meeting of shareholders shall not have the right to consider and adopt decisions concerning issues not relegated to its competence by the Federal Law and the Charter.

The general meeting of shareholders shall not have the right to adopt decisions not included in the agenda of the general meeting of shareholders or to change the agenda.

The competence of the Board of Directors of the issuer in accordance with its Charter:

The Board of Directors shall effectuate current direction over the activity of the Company except for the deciding of issues relegated by the effective legislation of the Russian Federation and the Charter to the competence of the general meeting of shareholders.

The following shall be relegated to the competence of the Board of Directors:

- determination of priority lines of business for the Bank;
- convocation of an annual general or extraordinary meeting of shareholders except for cases provided for in item 8, Article 55 of the Federal "On Joint-Stock Societies";
- approval of the agenda of a general meeting of shareholders;
- determination of a date for drawing up a list of shareholders entitled to attend the general meeting and other issues relegated to the competence of the Board of Directors in accordance with the provisions of Article VII of the Federal Law "On Joint-Stock Societies" concerning the preparation and transaction of general meetings;
- preliminary approval of annual reports of the Company;
- increase of the charter capital of the Company by means of placing additional shares within the limits on the quantity and categories (types) of declared shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of placing them amongst shareholders;

- increase of the charter capital of the Company by means of placing additional shares within the limits on the quantity and categories (types) of declared shares by an open subscription to ordinary shares in the amount constituting 25 percent and less of the previously placed ordinary shares;
- increase of the charter capital of the Bank by means of placing additional shares within the limits on the quantity and categories (types) of declared shares by an open subscription to preference shares;
- placement of additional shares at the expense of the property of the Company when the placement of additional shares is effectuated by means of distribution thereof amongst shareholders;
- placement of debentures not convertible into shares and other emission securities not convertible into shares;
- approval of decisions concerning the issue of securities, security issue prospectus, reports on the results of issue of securities, making of alterations and amendments in them;
- determination of the price (monetary value) of property, a price for placement and repurchase of emission securities in cases provided for by the Federal Law "On Joint-Stock Societies";
- repurchase of shares placed by the Company in accordance with item 2, Article 72 of the Federal Law "On Joint-Stock Societies";
- repurchase of debentures and other securities placed by the Company in cases provided for by the Federal Law "On Joint-Stock Societies";
- approval of the results of repurchasing of shares acquired in accordance with item 1, Article 72 of the Federal Law "On Joint-Stock Companies";
- recommendations to the general meeting of shareholders as to the amount of remuneration and compensations to be paid to the members of the Internal Auditing Committee;
- determination of the amount of pay for the services of the Auditor of the Company;
- recommendations to the general meeting of shareholders as to the amount of dividend on shares of all categories and the procedure for the payment thereof;
- recommendations to the general meeting of shareholders as to the distribution of profits and losses of the Company based on the results of the financial years;
- use of the reserves or others funds of the Company;
- approval of the Company's internal documents except for internal documents regulating activities of the management bodies of the Company to be approved by resolution of the general meeting of shareholders and other internal documents of the Company the approval of which is relegated by the Charter to the competence of the one-person executive body of the Company, and the making of alterations in and amendments thereto;
- creation and closing of branches, creation and closing of representations of the Company, approval of statutes on branches and representations, making of alterations in and amendments thereto, and appointment of heads of branches and representations and termination of their powers
- making of changes in the Charter connected with the creation of branches, opening of representations of the company and their closing;
- approval of major transactions in cases provided for by Chapter X of the Federal Law "On Joint-Stock Societies";
- approval of transactions provided for by Chapter XI of the Federal Law "On Joint-Stock Societies";
- approval of Registrar of the Company and the terms of contract therewith, and dissolution of the contract therewith;
- adoption of decision at any time to audit the financial and economic activities of the Company;
- appointment of a person authorized to sign a contract on behalf of the Company with a one-person executive body;
- determination of the list of additional documents to be mandatory kept at the Company;
- approval of the contract with a person who shall effectuate the powers of one-person executive body of the Company;
- adoption of a decision to terminate the powers of the one-person executive body of the Company;
- other issues provided for by the provided for by the Federal Law "On Joint-Stock Societies".

The competence of the one-person and collective executive organs of the issuer in accordance with its Charter (constituent documents):
The management of current activity of the Company shall be effectuated by the Director General (a one-person executive organ of the Company).

The one-person executive organ shall report to the general meeting of shareholders and the Board of Directors.
To the competence of the Director-General shall be relegated all issues of management of current activity of the Company except for questions relegated to the exclusive competence of the general meeting of shareholders and the Board of Directors.

The Director General shall organize the implementation of decisions adopted by general meetings of shareholders and the Board of Directors.
The Director General shall act without power of attorney on behalf of the Company, including that s/he shall:

- effectuate the management of activities of the Company;
- have the right of first signature in financial documents;
- manages the property of the Company for ensuring its current activity within the limits established by the Charter;
- represent the interests of the Company both within and outside the Russian Federation, including in foreign countries;
- approve of staffing lists, conclude labor contracts with employees of the Company, apply incentive measures to employees and impose penalties thereon;
- conduct transactions on behalf of the Company except for cases provided for by the Federal Law "On Joint-Stock Societies" and the Charter of the Company;
- issue powers of attorney on behalf of the Company;
- open accounts of the Company in banks;
- organize book-keeping and reporting in the Company;
- issue orders and give instructions which shall be binding on all employees of the Company;
- perform such other functions as may be necessary to achieve the objectives of the Company and ensure its normal operation in accordance with effective legislation and the Charter except for functions relegated by the Federal Law "On Joint-Stock Societies" and the Charter to the other executive organs of the Company.

The Director-General shall be elected by the general meeting of shareholders for a term of 4 years.

The issuer has no code of corporate conduct (management) or any similar document.

The following changes were introduced into VSMPO Charter during the reporting period: para. 7.1 of VSMPO Charter was enlarged with the following:

"In addition to the placed shares, the Company is entitled to place 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty-five) ordinary registered shares with the nominal value of 1(one) ruble each (declared shares). The declared ordinary registered shares of the Company when placed shall grant the same rights as the previously placed ordinary shares".

The full text of the effective edition of the issuer's charter and internal documents regulating the activities of the issuer's management organs is provided for open access at the web-site www.vsmpo.ru in the Internet.

5.2. Information on persons included in the management organs of the issuer

Board of Directors:

Chairman: Bresht, Vyacheslav Iosifovich, b.1953.

Members of the Board of Directors:

Bresht, Vyacheslav Iosifovich, b.1953.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2000

Post: adviser to Director-General of JSC VSMPO
Period: 2000 – 2002
Post: assistant to the Director-General on foreign trade activities, JSC VSMPO
Period: 2002 – June 2004
Post: Assistant Director-General for marketing and sales, JSC VSMPO
Share in the charter capital of the issuer: 0,0012%
Shares in subsidiary / dependent companies of the issuer: 19.98% in the charter capital of JSC Insurance Company «Salda-ASKO»

Melnikov, Nikolay Konstantinovich, b. 1955.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999
Post: head of Department of Marketing and Contractual Work, JSC VSMPO
Period: 1999 – 2001
Post: Deputy Manufacturing Director, JSC VSMPO
Period: 2001- 2003
Period: 2004 - present time
Post: Assistant Director-General for Production Planning and Management, JSC VSMPO
Share in the charter capital of the issuer: no shares
Shares in subsidiary / dependent companies of the issuer: no shares

Levin, Igor Vasilyevich, b. 1950.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – 2002r
Post: Chief Metallurgist, JSC VSMPO
Period: 2002 – present time
Post: Director for Science and Technology, JSC VSMPO
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares

Malygin, Igor Leonidovich, b. 1961.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 - present time
Post: head, Press-Forging Shop, JSC VSMPO
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares

Ol'khovik, Eugeny Nikolaevich, b. 1955.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999
Post: head, Financial-Economic department, JSC «Siberian-Ural Aluminum Company»
Period: 1999 – 2003
Post: from 1999 - Director-General, ZAO RENOVA
Period: 1999 – 2003
Post: Deputy Director-General, " ZAO Komvek "
Period: 1999 – 2000r
Post: Deputy Director-General for Corporate Development, JSC «Siberian-Ural Aluminum Company»
Period: 2000 – 2003r
Post: First Vice-President, «OAO SUAL-HOLDING»
Period: 2000 – present time
Post: First Deputy President – First Vice-President for Business in Russia, «OAO SUAL-HOLDING»
Share in the charter capital of the issuer: no share

Shares in subsidiary / dependent companies of the issuer: no shares

Kelly Dennis, b. 1946.
Information on education: Seton Hall University, Accounting faculty
Posts in the last 5 years:
Period: 1999-2002.
Post: Vice president on Strategic Planning of «Metallurgist» Group, New York
Period: 2003 – present time
Post: Vice president, Finance of «Tirus US» Company
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares

Monahan John, b. 1945.
Information on education: San Francisco college, "Economy and History" faculty
Posts in the last 5 years:
Period: 1999-2000.
Post: Vice president, Sales and Marketing of «Timet» Company
Period: 2000-present time
Post: President of «Tirus US» Company
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares

One-Person Organ of the issuer:
Tetyukhin, Vladislav Valentinovich, b. 1932.

5.3. Information on remuneration, benefits and/or compensation of expenses for each management organ of the issuer

Total income of all members of the Supervisory Board for 2003: 6`540`490,26 rubles.
In accordance with the Regulations on the Supervisory Board, the remuneration for 2004 is determined and paid to the members of the Supervisory Board based on the resolution of the general meeting of shareholders in accordance with the performance results of the Company for the year; besides, the members of the Supervisory Board who are full-time staff employees of JSC VSMPO receive salaries in 2004 according to the staffing list of JSC VSMPO.

5.4. Information on the structure and competences of the organs auditing the financial and economic activities of the issuer

The financial, economic and legal activities of the Company are audited by the Auditing Committee.
Any shareholder and any person nominate by a shareholder may be a member of the Internal Auditing Committee.
The members of the Auditing Committee of the Company may not be concurrently members of the Supervisory Board or the executive organs of the Company.
The Internal Auditing Committee is elected at an annual general meeting for a term of 1 year and consists of at least three persons.
The Internal Auditing Committee elects Chairperson and secretary to the Internal Auditing Committee from among its members.

Verification (an internal audit) of the financial and business activities of the Company is carried out with regard to the results of the Company's performance for the year and at any time at the initiative of the Internal Auditing Committee itself, decision of a general meeting of shareholders, the Supervisory Board or a shareholder (shareholders) of the Company who holds in aggregate not less than 10 percent of the voting shares in the Company.

The following is relegated to the competence of the Internal Auditing Committee:
- verification of the Company's financial documents, accounting reports, conclusions of the property inventorying committee and comparison of the above documents with prime book keeping records;
- analysis of the book keeping, taxation, management and statistical books for correctness and comprehensiveness;
- analysis of the financial position of the Company, its solvency, liquidity of the assets, ratio between own and borrowed funds, net assets and the charter capital, identification of potential for improving the financial status of the Company, development of recommendations for the management organs of the Company;
- verification of the timeliness and correctness of payments made to the suppliers of products and services, payments to the budget and extrabudgetary funds, determination and payment of dividends, interest on debentures, discharge of other obligations;
- confirmation of data included in annual reports of the Company, annual accounting reports, profit and loss accounts , distribution of profit, reporting documents for taxation and statistic agencies, and State authorities;
- verification the validity of decisions adopted by the Supervisory Board, Director-General, liquidation committee and their compliance with the Charter and resolutions of the general meeting of shareholders;
- analysis of decisions of the general meeting of shareholders for their conformity to the law and the Charter.
The Internal Auditing Committee has the right:
- to demand personal explanations from members of the Supervisory Board, employees of the Company including any officials, on questions which are within the competence of the Internal Auditing Committee;
- to bring to the attention of the management organs issues concerning the responsibility of employees of the Company including officials in the event of violation by them of the Charter, provisions, rules and instructions adopted by the Company;
- to contract experts who do not occupy full-time positions in the Company in performing their functions.
At the demand of the Internal Auditing Committee persons occupying posts in the management organs of the Company are obliged to grant access to documents on the financial and economic activities of the Company.
The Internal Auditing Committee has the right to demand convocation of an extraordinary general meeting of shareholders in the procedure provided for by the Charter.
Following an audit of financial and economic activities of the Company the Internal Auditing Committee draws up a conclusion which should contain:
- confirmation that the data contained in the reports, and other financial documents of the Company are valid;
- information on any facts of violation of regulations concerning book keeping and presentation of financial reports stipulated by legal acts of the Russian Federation, and also of the laws of the Russian Federation in conducting financial and economic activities.

5.5. Information on persons who are members of the organs responsible for internal auditing of financial and business activities of the issuer

Named membership of the Internal Auditing Committee of the issuer for auditing its financial and business activities:
Ryzhova, Tatyana Eliseyevna, b.1950.
Information on education secondary vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: Chairperson of the Internal Auditing Committee
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
Kharlampieva, Lydia Kuzminichna, b. 1937.

Information on education higher vocational
Posts in the last 5 years:
Period: 1999 – 2001
Post: auditor
Period: 2001 – present time
Post: Deputy Chairperson of the Internal Auditing Committee
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
Nikiforova, Vera Vasilievna, b. 1937.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: auditor
Share in the charter capital of the issuer: 0.0002%
Shares in subsidiary / dependent companies of the issuer: no shares
Pryanichnikova, Nore Ivanovna, b. 1950.
Information on education: secondary vocational
Posts in the last 5 years:
Period: 1999 – 2001
Post: bookkeeper, shop No.16
Period: 2001 – present time
Post: auditor for financial and economic issues
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares
Akhvatova, Marina Evgenievna, b. 1959.
Information on education: higher vocational
Posts in the last 5 years:
Period: 1999 – present time
Post: manager of auditing department, JSC "RENOVA"
Share in the charter capital of the issuer: no share
Shares in subsidiary / dependent companies of the issuer: no shares

The Registrar has no information as at 01.04.2004 on the holding of shares by persons included in the bodies responsible for auditing financial and economic activities of the issuer who into account for the securities through nominal holders.

5.6. Information on the size of remuneration, benefits and/or compensation of expenses for the body responsible for auditing financial and economic activities of the issuer

Total income of all members of the Internal Auditing Committee for 2003: 880`487,12 rubles.
«Regulations Concerning the Activity of the Internal Auditing Committee of JSC VSMPO» regulate the payment of remuneration and compensations to members of the Internal Auditing Committee. By resolution of the general meeting of shareholders, members of the Internal Auditing Committee may be paid remuneration and (or) compensations of expenses connected with the performance of the functions of members of the Internal Auditing Committee. The total sum of such remunerations and compensations is determined by resolution of the general meeting of shareholders. There were no such remuneration and compensations in 2003.
The members of the Internal Auditing Committee working on a full-time basis receive compensation as salaries in the procedure effective for employees of the Company.

5.7. Data on staff numbers and general data on education and qualifications of the issuer and on changes in the staff numbers of the issuer

Indicator	Reporting period
Average payroll numbers, persons.	15398
Total salaries and wages, '000 Rb.	424 118
Total funds for social welfare, '000 Rb.	249 548
Total spendings, '000 Rb.	673 666

Indicator	Reporting period
Staff (employees) under the age of 25, %	17
Staff (employees) aged 25 to 35, %	25
Staff (employees) aged 35 to 55, %	51
Staff (employees) aged over 55, %	7
Total:	100
Of these:	
with secondary and/or complete general education, %	25,0
with primary and/or secondary vocational education, %	54,4
with postgraduate vocation education, %	20,2
with postgraduate vocational education, %	0,4

The staff (employees) of the issuer have set up a trade union: Local Trade Union of the Russian Trade Union of Aviation Industry Workers JSC VSMPO.

5.8. Information on any obligations of the issuer to the staff (employees) concerning the possibility of their participation in the charter (share) capital (share fund) of the issuer

The issuer has no agreements or obligations concerning the possibility of participation of the staff (employees) of the issuer in his charter capital.

VI. Information on participants (shareholders) of the issuer and on transactions of the issuer with vested interest for making them

6.1. Data on total number of shareholders (participants) of the issuer

The number of persons registered in the register of shareholders on the final date of the reporting quarter = 2439.
Including nominal holders =9.

6.2. Data on participants (shareholders) of the issuer who hold not less than 5 percent of its charter (share) capital (share fund) or not less than 5 percent of its ordinary shares, and data on the participants (shareholders) of such persons who hold not less than 20 percent of the charter (share) capital (share fund) or not less than 20 percent of their ordinary shares

Full and abbreviated name of the nominal holder of the issuer:
Closed joint-stock company «Deposit and Clearing Company» (ZAO DKK)
Location: 1st Tverskaya-Yamskaya 13, Moscow, 125047.
The size of the share in the charter capital of the issuer: 73,8339.
Proportion of ordinary shares of the issuer which belong to him: 78,8339.

Full and abbreviated name of the nominal holder of the issuer:
"ING BANK (Eurasia) Closed Joint-Stock Company ("ING BANK (Eurasia) ZAO")
Location: Krasnaya Presnya 31, Moscow, 123022
The size of the share in the charter capital of the issuer: 7,1648
Proportion of ordinary shares of the issuer which belong to him: 7,1648

6.3. Information on the participatory share of the State or municipality in the charter (share) capital (share fund) of the issuer, availability of a special right ("golden share")

The State (municipality) has no share in the charter capital of the issuer.
No special right to the participation of the Russian Federation, subjects of the Russian Federation, municipal formations in the management of the issuer, a joint-stock company ("golden share) ") is provided for.

6.4. Information on limitations on participation in the charter (share) capital (share fund) of the issuer

There are no restrictions of the number of shares belonging to one shareholder and/or their total parvalue, and/or maximum number of votes given to one shareholder.
There are no restrictions on the share of participation of foreign persons in the charter capital of the issuer.

6.5. Data on changes in the membership and size of participation of shareholders (participants) of the issuer who own not less than 5 percent of his charter (share) capital (share fund) or not less than 5 percent of his ordinary shares

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **10.05.2000**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 38,60
Proportion of ordinary shares held: 38,60

Full and abbreviated corporate name: Open joint-stock company «Avitrans» (OAO Avitrans)
Share in the charter capital of the issuer: 16,037
Proportion of ordinary shares held: 16,037

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the charter capital of the issuer: 15,5
Proportion of ordinary shares held: 15,5

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **23.04.2001**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 38,6098
Proportion of ordinary shares held: 38,6098

Full and abbreviated corporate name: Open joint-stock company Avitrans» (OAO Avitrans)
Share in the charter capital of the issuer: 8,1922
Proportion of ordinary shares held: 8,1922

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the charter capital of the issuer: 15,5
Proportion of ordinary shares held: 15,5

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **09.04.2002**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 38,6110
Proportion of ordinary shares held: 38,6110

Full and abbreviated corporate name: OBA Enterprises Limited
Share in the charter capital of the issuer: 17,6037
Proportion of ordinary shares held: 17,6037

Full and abbreviated corporate name: Nikitas Brokerage Limited
Share in the charter capital of the issuer: 14,1312
Proportion of ordinary shares held: 14,1312

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **10.04.2003**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 42,9003
Proportion of ordinary shares held: 42,9003

Full and abbreviated corporate name: Nikitas Brokerage Limited
Share in the charter capital of the issuer: 13,1082
Proportion of ordinary shares held: 13,1082

Full and abbreviated corporate name: Open joint-stock company «AVISMA Titanium and Magnesium Works» (OAO "АВИСМА")
Share in the charter capital of the issuer: 17,7025
Proportion of ordinary shares held: 17,7025

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **05.12.2003**
Full and abbreviated corporate name: Closed joint-stock company «Soyuz VS» (ZAO Soyuz VS)
Share in the charter capital of the issuer: 8,1595
Proportion of ordinary shares held: 8,1595

Full and abbreviated corporate name: Limited liability company «RENOVA-INVESTITSII» (OOO RENOVA-INVESTITSII)
Share in the charter capital of the issuer: 5,5941
Proportion of ordinary shares held: 5,5941

Full and abbreviated corporate name: Colbridge Limited
Share in the charter capital of the issuer: 20,0000

Proportion of ordinary shares held: 20,0000

Full and abbreviated corporate name: Colgrove Limited
Share in the charter capital of the issuer: 6,3526
Proportion of ordinary shares held: 6,3526

Full and abbreviated corporate name: Finecroft Limited
Share in the charter capital of the issuer: 11,2499
Proportion of ordinary shares held: 11,2499

Full and abbreviated corporate name: Maxbay Limited
Share in the charter capital of the issuer: 6,3517
Proportion of ordinary shares held: 6,3517

Full and abbreviated corporate name: Rockcastle Enterprises Limited
Share in the charter capital of the issuer: 5,0812
Proportion of ordinary shares held: 5,0812

Full and abbreviated corporate name: Winfair Limited
Share in the charter capital of the issuer: 10,4888
Proportion of ordinary shares held: 10,4888

Date of drawing up the list of persons who have the right to attend the general meeting of shareholders (participants) of the issuer: **29.03.2004**
Full and abbreviated corporate name: Deplex Limited
Share in the charter capital of the issuer: 20,0000
Proportion of ordinary shares held: 20,0000

Full and abbreviated corporate name: Finebond Limited
Share in the charter capital of the issuer: 20,0000
Proportion of ordinary shares held: 20,0000

Full and abbreviated corporate name: Osengo Investments limited
Share in the charter capital of the issuer: 12,0164
Proportion of ordinary shares held: 12,0164

Full and abbreviated corporate name: Coldsteam Limited
Share in the charter capital of the issuer: 10,0134
Proportion of ordinary shares held: 10,0134

Full and abbreviated corporate name: Multibrook Ltd
Share in the charter capital of the issuer: 10,0134
Proportion of ordinary shares held: 10,0134

6.6. Information on transactions with vested interest conducted by the issuer

Total of the transactions with vested interest – 1 (one).
Affiliation agreement of Open Joint-Stock Company «AVISMA Titanium and Magnesium Works» affiliation to Open Joint-Stock Company «Verkhnaya Salda Metallurgical Production Association».
Issuer's management organ that adopted the decision for transaction approval: general meeting of shareholders
Decision date: 21-09- 2004
Report No.: no number
Parties of the transaction – JSC «VSMPO» (Verknyay Salda, Sverdlovsk reg.);

JSC «AVISMA» (Berezniki, Perm reg.)
Subject of the agreement: reorganization by joining of JSC «AVISMA» to JSC «VSMPO» with transition of all rights and obligations of JSC «AVISMA» to JSC«VSMPO».

Essence of the agreement: in accordance with the agreement between JSC «AVISMA» and JSC «VSMPO», the parties are reciprocally engaged to act in order to perform reorganization procedure of JSC«AVISMA» affiliation to JSC «VSMPO». On the date of introducing into the Uniform State Register of Legal Entities the record regarding termination of JSC«AVISMA» activity, the floated shares of JSC «AVISMA», except the shares of those shareholders, that claimed for redemption of shares in accordance with articles 75 and 76 of Federal law «In respect of joint-stock companies» and those shares already redeemed, as well as shares held by JSC «AVISMA» and JSC «VSMPO», are converted in the following order– one nominal share of JSC «AVISMA» of nominal value of 20 kopecks is converted into two nominal shares of JSC «VSMPO» of nominal value of 1 (one) ruble, one preference share of JSC «AVISMA» of nominal value of 20 kopecks is converted into one nominal share of JSC «VSMPO», in the order stipulated by the affiliation agreement between JSC «AVISMA» and JSC «VSMPO».

6.7. Information on Accounts Receivable

Type of account receivable	Due date, '000 rubles, as of 1.10.2004					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Total accounts receivable, including:	2 391954	1 632148	234424	234424	80201	144433
including:						
Overdue debts	747100	0	0	0	512676	168100
Buyers and customers	885377	302705		175194	407478	
Bill receivable	According to Order of RF Ministry of Finance dated 22 July 2003 No.67н "On Forms of Accounting Reports of Organizations", starting from 2003 this information is not included in accounting reports.					
Subsidiaries and dependent companies						
Participants (promoters) in terms of contributions to charter capital						
Prepayments						
Other debtors						

VII. Financial reports of the issuer and other financial information

7.1. Annual financial reports of the issuer

The annual financial reports of the issuer for the last completed financial year are included into the quarterly report for the first quarter.

7.2. Quarterly accounting reports of the issuer for the last full reporting quarter

The quarterly accounting reports of the issuer for the reporting quarter have been prepared in accordance with the requirements of the legislation of the Russian Federation.
The issuer's quarterly accounting reports include:
a) Balance Sheet – form No.1
б) Profit and Loss Account – form No.2

BALANCE SHEET

		Codes
	Form No. 1 according to OKUD	710001
As at 1 April 2004	Date (year, month, day)	
Organization: JSC VSMPO	OKPO	07510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form of ownership: Joint-stock company	KOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Location (address) Verkhnaya Salda, Sverdlovsk Oblast

ASSETS	Code of indicator	At beginning of reporting year	At end of reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1266	1 125
Tangible assets	120	1966 585	2 107 076
Construction in progress	130	841 080	887 367
Income-bearing investments in tangible assets	135	0	0
Long-term financial investments	140	915 254	977 535
Deferred tax assets	145	69	69
Other fixed assets	150	0	0
TOTAL over Section I	190	3 724 254	3 937 172
II. CURRENT ASSETS			
Inventories Including:	210	3 888 810	4 909 846
Raw and other materials and other similar assets	211	907 946	1 265 386
livestock for breeding and fattening	212	0	0
work in progress	213	1 102 521	1 293352
finished goods and goods for resale	214	925 828	1 127 542
goods in transit	215	944 258	1 217 861
prepaid expenses	216	8 257	5 705
other inventories and costs	217	0	0
Value added tax on assets acquired	220	517 178	578 765

Accounts receivable (due in more than 12 months after reporting date) including:	230	0	0
Buyers and customers	231	0	0
Accounts receivable (due within 12 months from reporting date) including:	240	1 724 344	2 391 954
Buyers and customers	241	678 887	885 377
Short-term financial investments	250	175 827	186
Cash	260	32 122	24 425
Other current assets	270	0	0
TOTAL over Section II	290	6 338 281	7 905 176
BALANCE	300	10 062 535	11 878 348

CAPITAL AND LIABILITIES	Code of indicator	At beginning of reporting year	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	10 626	10 626
Own shares repurchased from shareholders	411	(0)	(0)
Paid-in surplus	420	1 359 991	1 359 991
Reserve capital including:	430	624	624
reserves formed in accordance with legislation	431	624	624
reserves formed in accordance with constituent documents	432	0	0
Retained profit (uncovered loss)	470	5 523 333	6 014 717
Including retained profit of the reporting year	471	0	989 219
TOTAL over Section III	490	6 894 574	7 766 948
IV. LONG-TERM LIABILITIES			
Loans and credits	510	0	0
Deferred tax liabilities	515	12 415	18 906
Other long-term liabilities	520	0	0
TOTAL over Section IV	590	12 415	18 906
V. SHORT-TERM LIABILITIES			
Loans and credits (66)	610	1 694 902	1 432 704
Accounts payable including:	620	1 446 225	1 807 570
suppliers and contractors	621	469 494	456 400
payroll	622	2 213	1 397
state extrabudgetary funds	623	43 302	36 071
taxes and duties	624	354 067	373 164
other creditors	625	577 149	940 538
Debts to participants (promoters) in terms of income payment	630	0	94 781
Deferred income	640	402	503
Reserves for prepaid expenses	650	14 017	756 936
Other short-term liabilities	660	0	0
TOTAL over Section V	690	3 155 546	4 092 494
BALANCE	700	10 062 535	11 878 348

INFORMATION ABOUT AVAILABILITY OF ASSETS, INCLUDED IN OFF-BALANCE ACCOUNTS

Name of indicator	Code of indicator	At beginning of re-	At end of reporting period

		porting year	
1	2	3	4
Leased fixed assets	910	0	15 006
including under leasing agreements	911	0	14 549
Tangible assets received for custody	920	0	5
Goods accepted on commission	930	0	0
Written-off debts of insolvent debtors	940	5 676	130 803
Securities for obligations and payments received	950	0	0
Securities for obligations and payments issued	960	100	1 204 035
Wear and tear of housing	970	0	0
Wear and tear of improvements and other similar assets	980	0	0
Intangible assets received for use	990	0	0
Other	1 000	0	244 020

PROFIT AND LOSS ACCOUNT

		Codes
	Form No. 2 according to OKUD	710002
As at 1 April 2004	Date (year, month, day)	
Organization: JSC Verkhnaya Salda Metallurgical Production Association	OKPO	7510017
Taxpayer identification number	INN	6607000556
Type of activity: metallurgical production	OKVED	27.45
Legal-organizational form / form or ownership: Joint-stock company	OKOPF/OKFS	47/34
Unit of measurement:'000 Rb.	OKEI	384

Address Verkhnaya Salda, Sverdlovsk Oblast.

Indicator		For reporting period	For same period in previous year
Name	**Code**		
1	2	3	4
Income and expenses with regard to ordinary activities			
Proceeds (gross) from sales of goods, products, works and services (net of value added tax, excises and similar payments)	010	7 880 699	6 112 482
Cost of goods, products, works and services sold	020	5 458 916	3 760 812
Gross profit	029	2 421 783	2 351 670
Trade expenses	030	195 174	160 039
Management expenses	040	848 482	605 377
Profit (loss) from sales	050	1 378 127	1 586 254

Other income and expenses			
Interest receivable	060	1 560	36 820
Interest payable	070	62 203	75 314
Income from participation in other organizations	080	912	0
Other operating income	090	4 842 794	3 700 918
Other operating expenses	100	5 014 929	3 896 591
Extraordinary income	120	529 502	368 634
Extraordinary expenses	130	314 893	294 295
Profit (loss) before tax	140	1 360 879	1 424 426
Deferred tax assets	150	0	0
Deferred tax liabilities	160	6 490	0
Current tax on profit	170	365 170	387 985
Net profit (loss) for reporting period	190	989 219	1 036 441
For reference.			
Permanent tax liabilities (assets)	200	45 049	0
Base profit (loss) per share		0	0
Diluted profit (loss) per share		0	0

DESCRIPTION OF INDIVIDUAL PROFIT AND LOSS ITEMS

Indicator		For reporting period		For similar period of previous year	
Name	Code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits acknowledged or for which court (arbitration court) resolutions on recovery thereof received	210	15	2 470	68	1 203
Profit (loss) for previous years	220	109 121	22 779	204 170	44 222
Recovery of damage caused by failure to meet or improper fulfillment of obligations	230	0	116	20	40
Exchange rate difference in operations involving foreign currency	240	82 473	60 861	118 169	59 254
Deductions to evaluation reserves	250	x	0	x	
Writing off accounts receivable and payable for which limitation period has expired	260 270	6	9 703	13 917	22 331

7.3. Consolidated accounting reports of the issuer for the last full financial year

The consolidated accounting reports of the issuer for the last full financial year is included in the quarterly report for the second quarter.

7.4. Information on total exports and the proportion of exports in total sales

Name of indicator	1999	2000	2001	2002	2003	2004 1st quarter	2004 2nd quarter	2004 3rd quarter
I. Income and expenses with regard to ordinary activities								
1. Proceeds (net) from sales of goods, products, works and services (net of VAT, excises and similar compulsory payments), '000 Rb.	3 298 051	4 624 299	7 346 341	8 768 747	8369550	2343760	2705753	2831186
including								
2. Proceeds (net) from exports of goods, '000 Rb.	2 048 579	2 788 976	5 081 134	4 885 681	4510042	1308276	1616859	1713589
3. Share of income from exports in total sales, %	62.1	60.3	69.2	55.7	53.9	55.8	59.8	61.59

7.5. Information on significant changes in the issuer's property which have taken place since the final date of the last full financial year

No substantial changes in the fixed assets of the issuer have taken place after the final date of the last full financial year till the final date of the reporting quarter.

7.6. Information on the participation of the issuer in litigations in cases where such participation could have a substantial effect on the financial and business activities of the issuer

The issuer has not taken part in any litigation which could have a substantial effect on the financial and business activities of the issuer.

VIII. Additional information on the issuer and emission securities placed by him

8.1. Additional information on the issuer

8.1.1. Information on size and structure of the charter (share) capital (share fund) of the issuer

Size of the issuer's charter capital as at 01.04.2004: 10`625`600 rubles.

Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 10`625`600
Total par value: 10`625`600 rubles

Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none

8.1.2. Information on changes in the size of the charter (share) capital (share fund) of the issuer

Size of the issuer's charter capital as at 01.01.1998: 4`157`004 rubles.

Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 4`157`004
Total par value: 4`157`004 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none

Size of the issuer's charter capital as at 06.04.1998: 8`314`008 rubles.

Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 8`314`008
Total par value: 8`314`008 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none
Name of the issuer's management organ which adopted the decision to change the size of the issuer's charter capital: general meeting of shareholders
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the issuer's charter capital was adopted: numberless, dated 16.01.1998

Size of the issuer's charter capital as at 22.05.1998: 11`806`008 rubles.

Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 11`806`008
Total par value: 11`806`008 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none
Name of the issuer's management organ which adopted the decision to change the size of the issuer's charter capital: Supervisory Board
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the issuer's charter capital was adopted: numberless, dated 23.04.1998

Size of the issuer's charter capital as at 12.07.2002: 10`625`600 rubles.

Breakdown of the issuer's charter capital by category of shares:
Ordinary shares: 10`625`600
Total par value: 10`625`600 rubles
Proportion in the charter capital: 100%
Preference shares: none
Total par value: none
Proportion in the charter capital: none
Name of the issuer's management organ which adopted the decision to change the size of the issuer's charter capital: general meeting of shareholders
Date and number of the minutes of the general meeting of shareholders at which the resolution to change the size of the issuer's charter capital was adopted: numberless, dated 24.05.2002

8.1.3. Information on the formation and use of reserve fund and other funds of the issuer

Name of fund: reserve fund

Size of the fund established by the constituent documents: in accordance with item 20.2. of the current Edition of the Charter, the Company shall create a reserve fund in the amount of 25 percent of the Company's charter capital.
Size of the fund in monetary terms as at 01.10.2004: 623`551 rubles
Size of the fund as a percentage of the charter capital: 5,9

8.1.4. Information on the procedure for convocation and transaction of a general meeting (session) of the supreme management organ of the issuer

Name the supreme management organ of the issuer: general meeting of shareholders

Notification of shareholders concerning a general meeting of the supreme management organ of the issuer:

Notice of a general meeting of shareholders shall be served not later than 20 days, and notice of a general meeting the agenda of which contains an issue of reorganization of the Company not later than 30 days before the date of the general meeting.

Within the above specified periods of time notice of a general meeting of shareholders shall be published in the publication the "Novator" newspaper, and also within the above specified periods of time notice of a general meeting of shareholders shall be served by a registered letter or personally against signature on each person indicated in the list of persons who are entitled to participate in the general meeting.

The company shall have the right to additionally notify shareholders of a general meeting of shareholders through mass media (TV, radio) and also through the Internet.

Persons (organs) which shall have the right to call (requisition) an extraordinary meeting of the supreme management organ:

An extraordinary general meeting of shareholders may be held by decision of the Supervisory Board at its own initiative, the requisition of the Internal Auditing Committee, the auditor of the Company, and also shareholders (shareholder) who hold not less than 10 percent of the voting shares of the Company as of the date on which the requisition is lodged.

The convocation of an extraordinary general meeting of shareholders at the requisition of the Internal Auditing Committee, the auditor of the Company or shareholders (shareholder) who hold not less than 10 percent of the voting shares of the Company shall be effectuated by the Supervisory Board.

The procedure for setting the date of a meeting of the supreme management organ of the issuer:

The Company shall hold an annual general meeting of shareholders every year on a date which is not earlier than 2 months and not later than 6 months after the final date of the financial year.

The convocation of annual and extraordinary general meetings of shareholders, except for cases provided for by item 8, Article of 55 of the Federal Law "On Joint-Stock Societies" is relegated to the competence of the Supervisory Board.

Persons who have the right to make proposals for the agenda of the meeting of the supreme management organ of the issuer, and the procedure for submission of such proposals:

Shareholders (shareholder) who hold together not less than 2 percent of the voting shares of the Company have the right to propose questions for the agenda of the annual general meeting shareholders. Such proposals shall be received by the Company not later than 30 days after the end of the financial year.

A proposal to include a question into the agenda of a general meeting of shareholders shall contain the formulation of each question proposed.

A proposal to include questions into the agenda of a general meeting of shareholders may contain the formulation of a resolution for each question proposed.

Proposals concerning the inclusion of questions into the agenda of a general meeting of shareholders and the nomination of candidates shall be presented in writing with indication of the name of the shareholders (shareholder) who have presented them, the numbers and categories (types) of shares held by them and shall be signed by these shareholders (shareholder).

The Supervisory Board shall consider all proposals submitted and make a decision to include them into the agenda of the general meeting of shareholders or to refuse to include them into the agenda not later than 5 days after the end of the period established by the Charter for submission of proposals for the agenda of an annual general meeting of shareholders and nomination of candidates for the Supervisory Board and for the Internal Auditing Committee, and also a candidate for the post of Director-General .

A question proposed by shareholders (shareholder) is subject to inclusion into the agenda of a general meeting of shareholders and nominated candidates are subject to inclusion into the list of nominees for voting for elections to relevant organs of the Company, except for cases where:

- shareholders (shareholder) have failed to observe the deadlines established by the Charter for submission of questions for the agenda and nomination of candidates for an annual general meeting of shareholders;
- shareholders (shareholder) have failed to observe the deadlines established by the Charter for nominating candidates for election as members of the Supervisory Board at an extraordinary general meeting of shareholders;
- shareholders (shareholder) do not hold the number of voting shares in the Company as provided for in items 1 and 2, Article 53 of the Federal Law "On Joint-Stock Societies";
- the proposal does not correspond to the requirements provided for in items 3 and 4, Article 53 of the Federal Law "On Joint-Stock Societies" and to the requirements of the Charter based on the above law;
- the question proposed for inclusion into the agenda of a general meeting of shareholders is not relegated to its competence by the law and the Charter and (or) does not correspond to the requirements of the Federal Law "On Joint-Stock Societies" and other legal acts of the Russian Federation.

A reasoned resolution of the Supervisory Board to refuse to include a proposed question into the agenda of a general meeting of shareholders or a candidate into the list of nominees for voting in elections to corresponding body of the Company shall be sent to the shareholders (shareholder) who brought in the question or put forward the candidate not later than 3 days from the date on which it was received.

The Supervisory Board has no right to make changes in the formulations of questions proposed for inclusion into the agenda of a general meeting of shareholders, and the formulations of decisions concerning such questions.

In addition to questions proposed by shareholders for inclusion into the agenda of a general meeting of shareholders, and also in case no such proposals have been put forward or no candidate or an insufficient number of candidates have been nominated by shareholders for forming a corresponding organ, the Supervisory Board has the right to include questions into the agenda of a general meeting of shareholders or candidates into the list of nominees at its discretion.

Persons who have the right to access information (materials) made available for preparation and transaction of a meeting of the supreme management organ of the issuer, and also the procedure for gaining access to such information (materials):

In accordance with the Federal Law «On Joint-Stock Societies», relegated to such persons are those who have the right to participate in a general meeting of shareholders.

The list of persons who have the right to participate in a general meeting of shareholders is drawn up on the basis of data contained in the register of shareholders of the Company.

The procedure for gaining access to information made available for preparation of a meeting of shareholders: at the location of the executive organs of the Company; during the general meeting of shareholders at the place where it is held; in other places specified in the notice of the general meeting of shareholders; at shareholder's request during not more than five days, and in such cases payment for copies shall not exceed the cost of making them; at the office of the one-person executive organ.

8.1.5. Information on commercial organizations in which the issuer holds not less than 5 percent of the charter (share) capital (share fund) or not less than 5 percent of ordinary shares

«TIRUS HOLDING» Limited Liability Company («TIRUS HOLDING» LLC)
Location: Viktor Ambartsumyan Str. 18, ap. 8, Yerevan, 375033, Armenia
Issuer's participatory share in charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to issuer: 100%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter of the company.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Retanova Lyudmila Anatolyevna, b. 1964.
Participatory share of Retanova L.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Retanova L.A.: 0
The Registrar has no information as at 01.07.2004 concerning the holding of shares by Retanova L.A. who accounts for her securities through nominal holders.

Full and abbreviated corporate name:

Limited liability company "Tirshop" (OOO Tirshop)

Location: Engels Str. 36, Verkhnaya Salda, Sverdlovsk Oblast, 624760 Russia.
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter of the company.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Golovanova Tatyana Nikolaevna, b. 1954.
Participatory share of Golovanova T.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Golovanova T.N.: 0

Full and abbreviated corporate name:

Closed joint-stock company «Titan» Firm (ZAO TD «Titan»)

Location: Engels Str. 61, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 70%
Proportion of ordinary shares in subsidiary which belong to issuer: 70%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Chernova Galina Vladimirovna, b. 1959
Participatory share of Chernova G.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Chernova G.V.: 0

Panteleyeva Tatyana Maksimovna, b. 1960.
Participatory share of Panteleyeva T.M. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Panteleyeva T.M.: 0

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Chernova Galina Vladimirovna, b. 1959.
Participatory share of Chernova G.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Chernova G.V.: 0

Full and abbreviated corporate name:

Open Joint Stock Company «AVISMA Titanium-Magnesium Works» (JSC «AVISMA»)
Location: Zagorodnaya Str. 1, Berezniki, Perm Oblast, 618421, Russia.
Issuer's participatory share in charter capital of subsidiary: 42,06%
Proportion of ordinary shares in subsidiary which belong to issuer: 56,08%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Besedin Vasily Aleksandrovich (chairman of the Board of Directors), b. 1953.
Participatory share of Besedin V.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Besedin V.A.: 0

Sementsov Alexander Vladimirovich, b. 1966
Participatory share of Sementsov A.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Sementsov A.V.: 0

Korkin Nikolay Pavlovich, b. 1950.
Participatory share of Korkin N.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Korkin N.P.: 0

Trifonov Victor Ivanovich, b. 1950
Participatory share of Trifonov V.I. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Trifonov V.I.: 0

Shalaev Mikhail Nikolaevich, b. 1954.
Participatory share of Shalaev M.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shalaev M.N.: 0

Ol'khovik Eugeny Nikolaevich, b. 1955
Participatory share of Ol'khovik E.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Ol'khovik E.N.: 0

Membership of collegial executive organ (board, directors):
Tankeyev Vladimir Petrovich, b. 1938
Participatory share of Tankeyev V.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Tankeyev V.P.: 0

Styrnikov Yury Nikolaevich, b. 1952
Participatory share of Styrnikov Yu.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Styrnikov Yu.N.: 0

Ovchinnikov Sergey Evgenjevich, b. 1952
Participatory share of Ovchinnikov S.E. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Ovchinnikov S.E.: 0

Sizikov Igor Anatolyevich, b. 1964
Participatory share of Sizikov I.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Sizikov I.A.: 0

Bragina Elena Gennadyevna, b. 1959
Participatory share of Bragina E.G. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Bragina E.G.: 0

Vydrina Liubov Valentinovna, b. 1950

Participatory share of Vydrina L.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Vydrina L.V.: 0

Gorban Vyacheslav Ivanovich, b. 1954
Participatory share of Gorban V.I. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Gorban V.I.: 0

Yefimov Alexander Vasilyevich, b. 1953
Participatory share of Yefimov A.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Yefimov A.V.: 0

Potekha Sergey Ivanovich, b. 1953
Participatory share of Potekha S.I. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Potekha S.I.: 0

Filippova Tatyana Gennadyevna, b. 1963
Participatory share of Filippova T.G. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Filippova T.G.: 0

Noskova Tatyana Evgenyevna, b. 1949
Participatory share of Noskova T.E. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Noskova T.E.: 0

Kashkarov Igor Aleksandrovich, b. 1966
Participatory share of Kashkarov I.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Kashkarov I.A.: 0

Nikulin Pavel Alekseyevich, b. 1938
Participatory share of Nikulin P.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Nikulin P.A.: 0

Vasilyev Gennady Pavlovich, b. 1951
Participatory share of Vasilyev G.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Vasilyev G.P.: 0

Agalakov Vadim Vladimirovich, b. 1956
Participatory share of Agalakov V.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Agalakov V.V.: 0

Rymkevich Dmitry Anatolyevich, b. 1968
Participatory share of Rymkevich D.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Rymkevich D.A.: 0

Person who performs the function of one-person executive organ:
Tetyukhin Vladislav Valentinovich, b. 1932
Participatory share of Tetyukhin V.V. in issuer's charter capital: 0,0012
Proportion of ordinary shares of the issuer held by Tetyukhin V.V.: 0,0012

Full and abbreviated corporate name:
Open joint-stock company «Ural» (OAO Ural)
Location: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 51%
Proportion of ordinary shares in subsidiary which belong to issuer: 51%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Shagovaleyev Vladimir Alekseevich, b. 1950
Participatory share of Shagovaleyev V.A. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shagovaleyev V.A.: 0

Lomko Alexey Petrovich, b. 1976
Participatory share of Lomko A.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Lomko A.P.: 0

Semenov Alexander Evgenjevich,
Participatory share of Semenov A.E. in issuer's charter capital: 0,0046
Proportion of ordinary shares of the issuer held by Semenov A.E.: 0,0046

Odinokikh Victor Vasilyevich (chairman of the Board of Directors), b. 1949
Participatory share of Odinokikh V.V. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Odinokikh V.V.: 0

Shashkina Nadezhda Nikolayevna, b. 1974
Participatory share of Shashkina N.N. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shashkina N.N.: 0

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Shagovaleyev Vladimir Alekseyevich, b. 1950

Full and abbreviated corporate name:
Closed joint-stock company «Medical Insurance Company «Tirus-Medservis» (ZAO MSK «Tirus-Medservis»)
Location: Molodezhny Poselok 105, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 31,4%
Proportion of ordinary shares in subsidiary which belong to issuer: 31,4%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Oks Igor Mikhaylovich, b. 1953
Participatory share of Oks I.M. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Oks I.M.: 0

Full and abbreviated corporate name:
Limited liability company «Insurance Company «Salda-ASKO» (OOO «Insurance Company «Salda-ASKO»)
Location: Engels Str. 71A, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 14%
Proportion of ordinary shares in subsidiary which belong to issuer: 14%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Oks Igor Mikhaylovich, b. 1953
Participatory share of Oks I.M. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Oks I.M.: 0

Full and abbreviated corporate name:
Open joint-stock company «Tekhnolog» (OAO Tekhnolog)
Location: Onezhskaya Str. 24/1, Moscow ,125413, Russia.
Issuer's participatory share in charter capital of subsidiary: 50,06%
Proportion of ordinary shares in subsidiary which belong to issuer: 50,06%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
Gorbunova Marina Yurievna, b. 1963
Participatory share of Gorbunova M.Yu. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Gorbunova M.Yu..: 0

Zvereva Marina Victorovna, b. 1961
Participatory share of Zvereva M.V. in issuer's charter capital: 0,0001
Proportion of ordinary shares of the issuer held by Zvereva M.V..: 0,0001

Kosarev Alexander Leonidovich, b. 1948
Participatory share of Kosarev A.L. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Kosarev A.L.: 0

Liokumovich Anatoly Khatskelevich, b. 1943
Participatory share of Liokumovich A.Kh. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Liokumovich A.Kh.: 0

Marokhin Sergey Mikhaylovich, b. 1958
Participatory share of Marokhin S.M. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Marokhin S.M.: 0

Tikhomirov Mikhail Filipovich, b. 1947
Participatory share of Tikhomirov M.F. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Tikhomirov M. F..: 0

Sidorenko Pavel Vladimirovich, b. 1963
Participatory share of Sidorenko P.V. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Sidorenko P.V.: 0

Shemyakin Anatoly Gavrilovich, b. 1953
Participatory share of Shemyakin A.G. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shemyakin A.G..: 0

Lebedev Andrey Borisovich, b. 1956
Participatory share of Lebedev A.B. in the issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Lebedev A.B.: 0

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Shein Yefim Yelizarovich, b. 1945
Participatory share of Shein E.E. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Shein E.E.: 0

Full and abbreviated corporate name:
Limited liability company «Tirus» Firm (OOO «TD Tirus»)
Location: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Oblast, 624760, Russia.
Issuer's participatory share in charter capital of subsidiary: 100%
Proportion of ordinary shares in subsidiary which belong to issuer: 100%
Subsidiary's participatory share in issuer's charter capital: 0
Proportions of issuer's ordinary shares belonging to subsidiary: 0

Membership of the board of directors (supervisory board):
No board of directors is provided for by the charter.

Membership of collegial executive organ (board, directors):
No collegial executive organ is provided for by the charter.

Person who performs the function of one-person executive organ:
Kulik Sergey Petrovich, b. 1957
Participatory share of Kulik S.P. in issuer's charter capital: 0
Proportion of ordinary shares of the issuer held by Kulik S.P..: 0

8.1.6. Information on major transactions conducted by the issuer

Major transactions accomplished by the issuer the size of obligations under which amounts to 10 and more percent of the balance sheet value of the issuer's assets according to his financial reports for the last full reporting period preceding the date of such transactions have not been registered.

8.1.7. Information on the credit ratings of the issuer

No credit rating (ratings) have been given to the issuer and/or issuer's securities.

8.2. Information on each category (type) of shares of the issuer

Categories of shares of three issues: ordinary
Par value of each share: 1 ruble
Number of shares in circulation: 10`625`600
Number of shares accounted for by the issuer in his balance sheet: 10`625`600
State registration number of the first issue: 62-1П-189
Date of state registration: 28.04.1993
State registration number of the second issue 1-02-30202-D
Date of state registration: 6.04.1998
State registration number of the third issue 1-03-30202-D
Date of state registration: 22.05.1998

The Company has the right to place, in addition to the already placed shares, the following categories of shares (declared shares):
Preference shares numbering 2`500`000 (two million five hundred thousand) at a par value of each share of 1 ruble.
Declared preference shares shall grant the following rights:
the right to receive dividend every year in the amount of 2.25 of the par value of the share;
preferential right as compared with ordinary shares to receive accumulated but not paid dividends;

preferential right to receive part of the price of the property (liquidation cost) on preference shares remaining after liquidation of the Company.

Rights granted by shares to their holders:

General rights of holders of shares of all categories (types):
- to dispose of the shares which they hold without the consent of the other shareholders and the Company in the procedure provided for by the Charter;
- the shareholders of the Company who voted against or did not take part in the voting with regard to the placement by closed subscription of shares and emission securities convertible into shares have a priority right to purchase additional shares and emission securities convertible into shares placed by means of closed subscription in quantities proportional to the quantity of shares of this category (type) belonging to them.

This right shall not apply to the placement of shares and other emission securities convertible into shares carried out by means of closed subscription only among shareholders, if shareholders have a possibility to purchase an integer number of such shares and other issue securities convertible in shares in proportion to number of shares of a corresponding category (type) belonging to them;
- to receive part of net profit (dividends) subject to distribution among the shareholders in the procedure provided for by the law and the Charter depending on the category (type) of shares belonging to him;
- to receive part of the property of the Company (liquidation quota) remaining upon liquidation of the Company in proportion to the number of shares of a corresponding category (type) held by him;
- to have access to the documents of the Company in the procedure provided for by the law and the Charter, and to receive copies thereof for a charge;
- to delegate all or some of the rights granted by a share of corresponding category (type) to a representative (representatives) based on power of attorney;
- to exercise other rights provided for by the legislation of the Russian Federation, the Charter and resolutions of the general meeting of shareholders adopted within its competence.

Ordinary shares:

Each ordinary share of the Company has the same par-value and grants shareholders who own them the same rights.

The ordinary shares of the Company are voting shares with regard to all questions within the competence of the general meeting.

Shareholders who own ordinary shares of the Company may, according to the Federal Law "On Joint-Stock Societies", participate in general meetings of shareholders with a vote with regard to all questions which are within its competence.

Shareholders who own ordinary shares have the right to receive dividends but only after the holders of preference shares, the size of dividends for which is determined in the Charter of the Company.

Shareholders who own ordinary shares participate in the distribution of property in case of liquidation of the Company enjoying third priority after payments on shares which should be redeemed first, after payment of accumulated but not paid dividends on preference shares and part of the price of the property (liquidation cost) remaining upon liquidation of the Company on preference shares (second priority).

Preference shares:

The preference shares of the Company of one type have the same par-value and grant shareholders who own them the same rights.

Shareholders who own preference shares have the right to take part in general meetings the Company without a vote except for cases provided for by the current legislation of the Russian Federation and the Charter.

A shareholder who owns preference shares participates in general meetings of shareholders with a vote in the event of resolving the issue of reorganization of the Company.

A shareholder who owns preference shares has the preferential right in comparison with holders of ordinary shares with regard to receipt of:

dividends in amounts and the procedure provided for by the present Charter;
accrued but not paid dividends at liquidation of the Company;
part of the price of the Company's property (liquidation cost) remaining upon its liquidation.

The size of annual dividend on one preference share is determined at a rate of 9 par-values of one preference share.
Voting shares:
The voting share is a share giving the shareholder who owns it a vote with regard to all issues which are within the competence of the general meeting or individual issues provided for by the Federal Law.
A share gives a vote with regard to all issues which are within the competence of the general meeting if it is:
a fully paid up ordinary share except for shares which are at the Company's disposal;
a preference share the amount of dividend on which is determined in the Charter starting from the annual general meeting at which, irrespective of reasons therefore, no decision to pay dividends was adopted or the decision was to pay part of the dividends on preference shares. The right of shareholders who own preference shares to participate in general meetings shareholders with a vote ceases to be effective from the moment of payment of dividends on these shares in full amount.
A preference share of any type gives a vote in deciding the issue of reorganization and liquidation of the Company.
A preference share of a certain type grants a vote in deciding an issue of making alterations in and amendments to the Charter limiting the rights of shareholders who own preference shares of this type, including cases of determination or increase of the amount of dividend and (or) determination or increase of the liquidation cost paid on preference shares of the preceding priority and cases of granting shareholders who own preference shares of another type advantages in the order of priority for receipt of dividends and (or) the liquidation cost of the shares.
Shares voting on all issues which are within the competence of the general meeting of shareholders grant their owners the following rights:
- to take part in attendee or absentee voting at general meetings with regard to all issues within its competence;
- to nominate candidates and to elect them to the organs of the Company in the procedure and on conditions established by the law and the Charter;
- to make proposals for the agenda of an annual general meeting of shareholders in the procedure and on conditions provided for by the law and the Charter;
- to elect the working bodies of the meeting in cases provided for by the Charter;
- to requisition the convocation of an extraordinary general meeting of shareholders, an audit of the financial and economic activities of the Company by the Internal Auditing Committee of the Company in the procedure and on conditions provided for by the law and the Charter;
- to demand the repurchasing of all or some of the shares belonging to them by the Company in the procedure and cases provided for by the Federal Law "On Joint-Stock Societies ";
- to requisition the convocation of a meeting of the Supervisory Board in the procedure and on conditions provided for by the Charter.
Preference shares voting only on certain questions within the competence of the general meeting of shareholders give their owners the right:
- to take part in attendee or absentee voting at general meetings only with regard to individual questions;
- to demand that the Company repurchases all or some of the shares belonging to them in cases provided for by the Federal law.

8.3. Information on previous issues of emission securities by the issuer except for shares

No issues of emission securities have been effectuated by the issuer except for securities.

8.3.1. Information on issues for all securities of which have been redeemed (cancelled)

8.3.2. Information on issues the securities of which are in circulation

8.3.3. Information on issues with regard to which the issuer's obligations have not been discharged (default)

8.4. Information on person (persons) who have provided security for debenture stock

No debentures have been issued.

8.5. Terms and conditions for discharge of obligations under issued debenture stock

No debentures have been issued.

8.6. Information in organizations which keep records of rights to emission securities of the issuer

Full and abbreviated name of the Registrar:

Open joint-stock company «Central Moscow Depositary» (JSC «TsMD»)

Location: Orlikov per. 3B, Moscow, 107078, Russia
Mailing address: Olkhovskaya Str. 22, Moscow, 107066, Russia
License No. 10-000-1-00255 dated 13.09.2002
Effective term of the license: without limit of term
Issuing agency: Federal Securities Commission of the Russian Federation.

No unitized custody of the issuer's security in the reporting quarter has been accomplished.

8.7. Information about legal acts regulating issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

- Civil Code of the Russian Federation
- Law of the Russian Federation dated 09.10.1992 No.3615-1 «On Currency Regulation and Currency Control»
- Resolution of the Government of the Russian Federation dated 24.09.2002 No.699 «On Procedure for Issuing Permits to Non-Residents for Delay of Payment for a Period of More than 90 Days with Regard to Export of Goods (Works, Services, Results of Intellectual Activity)».
- Instruction of the Central Bank of the Russian Federation and the State Customs Committee of the Russian Federation dated 04.10.2000 No.91-И and No.01-11/28644 «On Procedure for Exercising Currency Control over the Validity of Payment for Imported Goods to Residents»
- Instruction of the Central Bank of the Russian Federation and the State Customs Committee of the Russian Federation dated 13.10.1999 No.86-И No.01-23/26541 « On Procedure for Currency Control over Receipt of Proceeds from Export of Goods in the Russian Federation»

8.8. Description of the procedure for taxation of income issuer's emission securities placed and being placed

The procedure and conditions of taxation of physical persons (both who are taxable residents of the Russian Federation and who are not but who receive income from sources in the Russian Federation) tax on income as dividends and interests received from securities issuer, and income from realization of shares and other securities of the issuer in the Russian Federation or outside it are determined by item 214.1 of the Tax Code of the Russian Federation.
The rates of corresponding taxes are determined by item 224 of the Tax Code of the Russian Federation.
The procedure and conditions of taxation of legal persons (both Russian organizations and foreign organizations conducting activities in the Russian Federation through permanent missions and/or receiving income from sources in the Russian Federation) with regard to tax on profit calculated allowing for income received by the organization from realization of securities is determined by item 275 of the Tax Code of the Russian Federation.
The rates of corresponding taxes are determined by item 284 of the Tax Code of the Russian Federation.

8.9. Information on announced (accumulated) and paid dividends on shares of the issuer and income from debentures of the issuer

No dividends have been paid on shares.
The issuer has not issued debentures.

8.10. Other information

There is no other information about the issuer and his securities.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA SAN PAOLO 7
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

January 25, 2005

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The purpose of this letter is to qualify joint stock company VERKHNAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION, an open joint stock company organized in and established under the laws of the Russian Federation (the "Company" or "VSMPO"), for the exemption from the requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act.

I. Foreign Disclosure Requirements

The Company's ordinary shares with a par value 1 Ruble each (the "Shares") are the only type of equity securities issued by the Company. The Shares are in registered form only and are listed in quotation list "B" on the RTS stock exchange in Russia.

The following tables set forth the material information that the Company is required to distribute to its security holders or make public pursuant to Russian law or the requirements of a stock exchange (and, if applicable, the respective dates by which such information is required to be so distributed or made public). The Company does not distribute to its security holders or make public any information other than pursuant to Russian law or the requirements of a stock exchange.

A. Information required to be distributed to security holders or made public pursuant to Russian law[1]

Type of Information or Report	Required Date of Filing or Release
1. Annual Report	There is no specific deadline for the release of the annual report. Pursuant to Article 88 of the JSC Law and the Charter of the Company (the "Charter"), the Company is required to approve the annual report no later than 30 days before the annual general shareholders' meeting. Pursuant to Section 3.2 of Regulation No. 17/ps of the Russian Federal Service for Financial Markets (together with its predecessors, the "Russian Securities Commission") the Company is required to make the annual report available to the shareholders prior to the annual general shareholders' meeting.[2] Pursuant to Article 92 of the JSC Law, the Company is also required to make the annual report public.
2. Annual Accounting Report; Report of the Revisory Commission and Report of the Auditors of the Company	Pursuant to Article 92 of the JSC Law and Article 16 of the Law of the Russian Federation "On accounting," the Company is required to publish its annual accounting report not later than June 1 of the year following the reporting year. Pursuant to Article 52 of the JSC Law the Company is required to make the annual

[1] Under Article 91 of the Law of the Russian Federation "On Joint-Stock Companies" (the "JSC Law"), certain documents (e.g., the charter; memorandum of association; registration certificate; evidence of ownership of property recorded on the company's balance sheet; internal documents; resolutions on subsidiaries and branches; annual reports; accounting documents and statements; minutes of the general shareholders' meetings, meetings of the board of directors, the revisory commission, the executive body; independent appraisers' reports; lists of affiliates; lists of persons entitled to participate in a general shareholders' meeting, receive dividends and other lists prepared by the company in connection with the exercise by its shareholders of their rights under the JSC law; reports of the revisory commission, the auditors and state and municipal financial control authorities; security prospectuses, quarterly reports and other required disclosures; and such other documents as may be required pursuant to Russian laws and regulations) must be kept by the Company and provided to the Company's shareholders upon request.

[2] Pursuant to the JSC Law and the Charter of the Company, annual general shareholders' meetings must be held not earlier than two months and not later than six months from the end of the Company's financial year, which runs from January 1 to December 31.

	accounting report (together with the reports of the Revisory Commission and the auditors of the Company) available to the shareholders prior to the annual general shareholders' meeting. In practice, the Company makes these documents available to shareholders at or prior to the annual general shareholders' meeting together with the annual report.
3. Charter and Internal Regulations of the Company and Amendments to the Charter	Pursuant to Section 1.16 of Regulation No. 03-32/ps of the Russian Securities Commission (the "Disclosure Regulation") the Company is required to publish its Charter and internal regulations on its Internet website. Pursuant to Article 52 of the JSC Law and the Charter, proposed draft amendments and/or supplements to the Charter are required to be made available to shareholders prior to the general shareholders' meeting at which they are proposed to be approved.
4. Information on the Candidates to the Bodies of the Company	Pursuant to Article 52 of the JSC Law and the Charter, information on the candidates to the Board of Directors, the executive bodies, the Revisory Commission, the Counting Commission of the Company and the Company's auditors must be made available to the shareholders prior to the general shareholders' meeting.
5. Notice of and Materials for General Shareholders' Meetings	Pursuant to Article 52 of the JSC Law and the Charter, the Company is required to publish a notice of the general shareholders' meeting in the *Novator* newspaper, as well as provide such written notice to each shareholder individually at least 20 days, and if the agenda of the meeting addresses reorganization of the Company, 30 days, prior to the general shareholders' meeting.[3] According to Article 52 of the JSC Law, such notice should include information on: the full legal name of the Company; the date, time, place and the form of

[3] Following admission of the Shares to listing on the RTS stock exchange, the required term is at least 30 days in all cases.

	the general shareholders' meeting; the record date; the agenda; and the procedures and the address for getting acquainted with the materials required to be made available to the shareholders. Pursuant to Article 76 of the JSC Law, in the event the agenda of the meeting includes an issue the voting on which may trigger the shareholders' right to request redemption of their shares, such notice should also specify that such right may arise, as well as the redemption price and procedures. Section 3.1 of Regulation No. 17/ps of the Russian Securities Commission additionally requires that such notice specify the time the registration of participants for the meeting shall begin. Regulation No. 17/ps of the Russian Securities Commission requires that a number of additional materials be provided to shareholders in advance of the general shareholders' meeting, which may vary depending on the type of issues on the agenda of the meeting.
6. List of Company Affiliates	Pursuant to Section 5 of Regulation No. 03-19/ps of the Russian Securities Commission, the Company is required to quarterly file a list of its affiliates, as defined under Russian law, with the Russian Securities Commission no later than 45 days from the end of the reporting quarter. The Russian Securities Commission is required to disclose on the Internet such lists that are filed with it.
7. Annual Publication of Certain Information Required by the Russian Securities Commission	Pursuant to Article 92 of the JSC Law and Resolution No. 9, dated May 8, 1996 of the Russian Securities Commission, the Company is required to publish certain information annually, including the ratio of the value of its net assets to the amount of its charter capital; the number of shareholders; and general information regarding the registrar of the Company for each type of its securities, including the number of its license issued by the Russian Securities Commission.

8. Quarterly Reports of the Company[4]	Pursuant to Article 30 of the Securities Law and Article 5.1 of the Disclosure Regulation, the Company is required to file with the Russian Securities Commission, as well as publish on the Company's Internet website, a quarterly report within 45 days of the end of each reporting quarter.
9. Material Events	Pursuant to Article 30 of the Securities Law and Article 6.1.1 of the Disclosure Regulation the Company is required to disclose information regarding certain material events, namely: - reorganization of the Company or its subsidiaries; - events that cause a one-time increase or decrease of the Company's assets or a one-time increase of its net profits or net loss by over 10%; - one-time transactions of the Company with a value of 10% or more of the Company's assets; - issuance of securities by the Company; - accrual and/or payment of funds on the Company's securities; - registration in the Company's register of an entity or person holding over 25% of any type of the Company's securities; - record dates for the Company's register; - term of execution of the Company's obligations to holders of its securities; - resolutions of general meetings of shareholders; - resolutions on issuance of securities. This information is required to be disclosed within one day in the newswire[5], within three

[4] The Company became subject to the ongoing disclosure requirements of the Law of the Russian Federation "On the Securities Market" (the "Securities Law") following registration of a securities prospectus in connection with two issuances of Shares in 1998, as set out in Part III of this letter.

[5] Disclosures in the newswire, as required under the Disclosure Regulation, mean disclosures through the real-time information channel of each of the information agencies authorized by the Russian Securities Commission (the "newswire").

	days on the Internet website and within five days in a periodical available to most holders of the Company's securities (the Company uses the *Novator* newspaper) and to be filed with the Russian Securities Commission within five days of the relevant event. Such information will also be disclosed in the supplement to the official gazette of the Russian Securities Commission.
10. Information that may Substantially Influence the Price of the Company's Securities	Pursuant to Section 1.14 of the Disclosure Regulation, as long as the Company is required to file quarterly reports, it is required to disclose information that may substantially influence the price of its securities, including information regarding: - certain decisions of the Board of Directors of the Company; - changes in the share of charter capital of the Company and its subsidiaries owned by the members of the Board of Directors and the executive bodies of the Company; - changes among the shareholders of the Company holding 5% or more of its common stock; - interested party transactions of the Company with a value of 5% or more of the Company's asset value; - bankruptcy suits against the Company or its subsidiaries; - agreements with stock exchanges regarding listing of the Company's securities; - listing and delisting of the Company's securities by stock exchanges; - permission issued by the Russian Securities Commission in respect of issuance and/or trading of the Company's securities outside of Russia; - material errors in previously published or otherwise disclosed financial statements of the Company; - decision by the Company to apply IAS or US GAAP to its financial statements; - liquidation of a subsidiary of the

	Company; - award to the Company of a material license; - material claims against the Company or its subsidiary; - acquisition by the Company of a 5% or larger stake in a commercial organization or a joint stock company, as well as any subsequent 5% increase or decrease; and - change of the Internet website used for information disclosures by the Company. This information is required to be disclosed within one day in the newswire, within three days on the Internet website and to be filed with the Russian Securities Commission within five days of the relevant event.
11. Disclosures during the Issuance Procedure; Securities Prospectus	Pursuant to Section 2.1.1 of the Disclosure Regulation, where an issuance of securities by the Company requires registration of a securities prospectus[6], the Company is required to disclose information with respect to each of the stages of the securities issuance procedure, which include: - adoption of the resolution on issuance of securities by the general shareholders' meeting; - approval of the resolution on the issue of securities by the Board of Directors; - registration of the issue of securities and the securities prospectus by the Russian Securities Commission; - offering of the securities (including information on the offering price for the securities); - registration of a report on results of the issue of securities with the Russian Securities Commission. Typically, the information above is required to

[6] Registration of a securities prospectus is required under the Securities Law where the securities are offered by way of (a) open subscription or (b) closed subscription to over 500 purchasers.

	be disclosed within one to three days in the newswirc, within three days on the Internet website and within five days in a periodical available to most holders of the Company's securities (the Company uses the *Novator* newspaper). Such information will also be disclosed in the supplement to the official gazette of the Russian Securities Commission. Within three days following the registration of each of the securities prospectus and the report on the results of the issue by the Russian Securities Commission, these documents are required to be published by the Company on its Internet website. Where the securities prospectus is registered with the Russian Sccurities Commission outside of the securities issuance procedure, the Company is likewise required to disclose information regarding such registration.
12. Access to Disclosures	The Company is required under Sections 1.8 and 1.9 of the Disclosure Regulation to provide to any interested person on-site access to and/or certified copies of all notices published pursuant to the Disclosure Regulation, as well as its registered resolutions on securities issuance, securities prospectuses, reports on the results of issuance and quarterly reports.

B. Information required to be distributed to security holders or made public pursuant to a stock exchange requirement

The rules of the RTS stock exchange, on which the Shares are currently listed in quotation list B, do not impose additional disclosure requirements on the Company. However, Regulation No. 03-54/ps of the Russian Securities Commission that sets out the requirements for admission to and maintenance of a listing in quotation list B of a Russian stock exchange contains additional requirements that apply to the Company, as outlined below.

1. Audit Committee Review	The Company is required to provide, among thc materials provided to shareholders in advance of the annual general shareholders' meeting, the findings resulting from the review

	by the Company's Audit Committee of the report of the Company's auditors.
2. Directors' and Officers' Compensation	The Company is required to disclose the amounts of compensation of the members of the Board of Directors and its executive bodies.

II. Information Submitted Herewith

English translations of the annual report for 2003 that includes the annual accounting report and the corresponding auditors' report for the same year, as well as all public communications and materials that the Company has made available to holders of the Company's securities since January 1, 2004 arc provided in Annex A hereto. English translations of all other material documents that the Company has made public since January 1, 2004 are provided in Annex B hereto.

III. Supplemental Information Regarding the Company's Equity Securities

Holders of record in the share register of a Russian company may be either beneficial owners or nominees for third-party beneficial owners. The entries in the share register of the Company specify whether a holder of record is a beneficial owner or a nominee for a third-party beneficial owner.

The share register of the Company indicated that, as of November 22, 2004, (a) there were no U.S. residents registered in the share register as holders of record of the Shares, and (b) as disclosed by nominee holders, there were nine U.S. residents registered as beneficial owners of Shares held in the name of nominee holders.

The Company was initially registered by the head of administration of the city of Verkhnaya Salda of the Sverdlovsk region on February 18, 1993 and subsequently by the Inter-district inspectorate of the Ministry of Taxes and Duties of Russia No.3 for the Sverdlovsk region on July 11, 2002.

The charter capital of the Company upon its incorporation was set at 3,821,195 Rubles divided into 3,821,195 Shares with a par value of 1 Ruble each.

In April 1998, the Company conducted an additional issue of Shares by way of allocation among shareholders. In June 1998, the Company conducted a further additional issue of Shares by way of open subscription. These two additional issues increased the total number of Shares to 10,625,600.

In November 2004, Company registered two additional issues of Shares, to be effected by way of exchange of newly issued Shares for common and preferred shares of open joint stock company "AVISMA Titanium-Magnesium Works," as approved by the special general shareholders' meeting of the Company on September 21, 2004. Following completion of

the share exchange procedures, open joint stock company "AVISMA Titanium-Magnesium Works" will be merged into the Company and will cease to exist. The Company will be renamed public stock company "VSMPO-AVISMA Corporation" in connection with the merger. The merger is expected to be completed by end of the first quarter of 2005.

Currently, the charter capital of the Company amounts to 10,625,600 Rubles, divided into 10,625,600 issued and outstanding Shares. Following completion of the two additional issues in connection with the share exchange, as set out above, the charter capital of the Company will increase to 11,529,538 Rubles divided into 11,529,538 issued and outstanding Shares.

* * *

We would be grateful if you would stamp a copy of this letter, acknowledging receipt, and return the stamped copy to our messenger. If you have any questions or require additional information, please call me at 011 44-20-7614-2200.

Very truly yours,



Daniel A. Braverman

Annexes

cc: Mr. Artem Kislichenko, VSMPO

Annex A

English translations of all public communications and materials that the Company has made available to holders of the Company's securities since January 1, 2004

Exhibit A1 Annual General Meeting, May 14, 2004

a. Notice on Holding an Annual General Meeting of Shareholders of JSC VSMPO

b. 2003 Annual Report

c. Shareholders' proposals of and information on candidates to the Board of Directors and the Revisory Commission

d. Report on Voting Results

Exhibit A2 Special General Meeting, September 21, 2004

a. Notice on Holding a Special General Meeting of JSC VSMPO Shareholders

b. Time-limit of Special General Meeting of JSC VSMPO shareholders

c. Form of Agreement between the public joint-stock company "AVISMA Titanium-Magnesium Works" and the public joint-stock company "Verkhnaya Salda Metallurgical Production Association"

d. Act of Transfer

e. Form of Shareholder's Request for Repurchase of the Shares by the Company

f. Report on valuation of shares in the capital of VERKHNYAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION Open Joint Stock Company, August 2, 2004

g. Report on Voting Results

Exhibit A3 Special General Meeting, December 28, 2004

a. Notice on December 28, 2004 joint general meeting of shareholders of JSC "VSMPO" and JSC «AVISMA»

b. Voting bulletin for December 28, 2004 joint general meeting of shareholders

c. Report on Voting Results

English translations of all other material documents that the Company has made public since January 1, 2004

Exhibit B1 Quarterly Reports – first, second and third quarter of 2004

Exhibit B2 By-laws (Charter), as amended through September 21, 2004

Exhibit B3 Issue Prospectus, April 6, 1998

Exhibit B4 Shares Issue Prospectus, May 22, 1998

Exhibit B5 Resolution on Material Fact "Data on Decisions of General Meetings", June 02, 2004

Exhibit B6 Resolution on Material Fact "Data on Accrued and (or) Paid Securities Yield", June 02, 2004

Exhibit B7 Data that Could Have Material Effect On JSC VSMPO Security Prices "Resolution of Board of Directors of JSC VSMPO on Cancellation of the Contract with the Company's Registrar and Confirmation of a New Company's Registrar", June 15, 2004

Exhibit B8 Information Which Can Have Material Effect, on the Price of the Issuer Securities, Decisions Taken by the Board of Directors (Supervisory Board), August 6, 2004

Exhibit B9 Information Which Can Have Material Effect on the Price of the Issuer Securities, Decisions Taken by the Board of Directors (Supervisory Board), August 6, 2004

Exhibit B10 Notice of Material Fact, "Information about Record Dates of the Issuer", The Record Date, August 6, 2004

Exhibit B11 Resolution on Material Facts "Data on Decisions of General Meetings" and "Data on Securities Issue", September 22, 2004

Exhibit B12 Resolution on Material Fact "Data on Closing-Out Dates of the Issuer's Register", September 22, 2004

Exhibit B13 Resolution on Material Fact "Data on Decision Made by the Issuer's Authorized Body to Issue Securities", September 26, 2004

Exhibit B14 Resolution on Material Fact "Data on Decision Made by the Issuer's Authorized Body to Issue Securities", September 26, 2004

Exhibit B15 Notice on Reorganization of Joint-Stock Company Verkhnaya Salda Metallurgical Production Association (to Creditors), October 7, 2004

Exhibit B16 Information on Material Fact, "Issuance of Securities by the Issuer", Issue of Securities, November 11, 2004

Exhibit B17 Information on Material Fact, "Issuance of Securities by the Issuer", Issue of Securities, November 11, 2004

Exhibit B18 Notification of the Material Fact, «Information on the Dates of the Closure of the Issuer's Register», November 24, 2004

Exhibit B19 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on the decision taken by the Board of Directors of the issuer: Calling of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO and approval of the agenda of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO, November 24, 2004

Exhibit B20 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on the decision taken by the Board of Directors of the issuer: Establishment of affiliates and/or opening of the representative offices of the issuer, November 24, 2004

Exhibit B21 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on making a contract between the issuer and stock exchange, according to which the issuer securities are listed, December 7, 2004

Exhibit B22 Notification of the Material Fact, «Information on the decisions taken by the general meeting of stockholders», January 12, 2005

Exhibit B23 Information Which Can Have Material Effect on the Price of the Issuer Securities, Information on inclusion of the Issuer Securities to the List of Securities allowed for the auction by the organizer in the securities market, January 12, 2005

Exhibit B24 Information Which Can Have Material Effect on the Price of the Issuer Securities, Inclusion of the Issuer's Securities in the List of Securities Admitted to Trade by the Organizer of Trade in the Securities Market, or Exclusion from such List, January 20, 2005

REGISTERED BY:
Administrative Regulation No. 69
dated February 18, 1993 of the
Chief Executive of Verkhnaya Salda
Municipal Government
_____________ A.Yu. Sobolev

APPROVED BY:
Sverdlovsk Region Committee on
Public Estate Administration
Committee Chairman
_________V.V. Sokolov
January 22, 1993

The new revision of the Company By-Laws is
approved by the Resolution of the General Meeting
of JSC VSMPO Shareholders, dated May 24, 2002
Chairman of the General Meeting of Shareholders
________________ V.V. Tetyukhin

The Company By-Laws are amended by the
Resolution of the General Meeting of JSC VSMPO
Shareholders, dated May 14, 2004
Chairman of the General Meeting of Shareholders
________________ V.V. Tetyukhin

The Company By-Laws are amended by the
Resolution of the General Meeting of JSC VSMPO
Shareholders, dated September 21, 2004
Chairman of the General Meeting of Shareholders
________________ N.K. Melnikov

COMPANY BY-LAWS

OF THE JOINT-STOCK COMPANY
VERKHNAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION

JSC VSMPO

Verkhnaya Salda
2004

TABLE OF CONTENTS

1. General Provisions

1.1. Joint Stock Company VERKHNAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION, hereinafter referred to as "the Company", is established according to the Russian Federation President Decree on Organizational Measures for Public Enterprises and Public Enterprises Voluntary Associations Transformation into Joint Stock Companies, dd. July 1, 1992, No. 721 and the Decree on Leasing Relations Regulation and Privatization of Property of Leased Governmental and Municipal Enterprises, dd. October 14, 1992, No. 1230.

The Company is a legal entity, acting on the grounds of the Company By-Laws and the Russian Federation Legislation.

1.2. The present Company By-Laws were brought into line with the Federal Law on Joint Stock Companies, dd. December 26, 1995, No. 208-FZ, as amended and enlarged on June 13, 1996, May 24, 1999 and August 7, 2001.

1.3. The Company is established for unlimited performance period.

2. Name and Location of the Company

2.1. The Company's full name is:

- In Russian - открытое акционерное общество "Верхнесалдинское металлургическое производственное объединение",
- In English - Joint Stock Company VERKHNAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION.
- The Company's acronym is:
- In Russian – ОАО "ВСМПО",
- In English - "VSMPO".

2.2. The Company's location: 1 Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia.

2.3. The Company's address: 1 Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.

3. Legal Status of the Company

3.1. The Company is a legal entity, which possesses individual assets reflected in its independent account.

The Company can in its own name accrue and exercise its property and personal non-property rights, assume obligations, act as a claimant and a defendant in court.

The Company acquires the rights and obligations of a legal entity on the date of its registration.

3.2. The Company's incorporators are: Sverdlovsk Region Committee on Public Estate Administration vested with the rights of the territorial agency of the Russian Federation State Committee on Public Estate Administration, and individuals - shareholders of the Close Joint Stock Company "Tirus", who leased the public property of the former public enterprise "Verkhnaya Salda Metallurgical Production Association" from an authorized governmental body.

The Company is a successor of the Close Joint Stock Company "Tirus", which in its turn was a successor of the leasing enterprise "Verkhnaya Salda Metallurgical Production Association", which was a successor of the public enterprise "Verkhnaya Salda Metallurgical Production Association named after V. I. Lenin".

3.3. The Company has a round stamp indicating its full name in Russian, its trade mark (symbol) and its location. The Company is entitled to have stamps and letterheads, a trade mark registered in a proper way and other means of visual identification.

3.4. The Company fulfils all kinds of foreign economic activities in accordance with the current Legislation.

3.5. The Company has the right to take part in and establish profit making organizations in the Russian Federation and abroad.

3.6. The Company has the right to enter, on voluntary basis, any alliances or associations and also be a member of other non-profit corporations both in the Russian Federation and abroad.

3.7. The Company is entitled to take part in the activities of and co-operate in any other way with international organizations.

3.8. Product sales, work execution and service rendering is performed based on prices and rates, independently established by the Company, except as otherwise provided by the Russian Federation Legislation.

3.9. The Company is authorized to employ Russian and foreign experts, independently determine the form, system, amount and type of remuneration of labor.

3.10. State, public and other organizations can't interfere in the Company's affairs, unless it is conditioned by their supervisory authorities granted by the current Russian Federation Legislation.

4. The Company's Objective and Subject of Activity

4.1. The Company's main objective is profit earning and shareholders interests protection.

4.2. The Company has civil rights and performs its duties, necessary for fulfillment of any kind of legal activities.

The Company can perform certain kinds of activities, determined in accordance with the current Legislation, only on the basis of the special authorization (license).

4.3. Particularly, the Company performs the following types of activities:

- manufacture of products of industrial and technical application, including manufacture with the use of precious metals;
- manufacture of consumer goods, including manufacture with the use of precious metals;
- production and processing of agricultural products;
- foodstuffs production;
- construction activities;
- development work and design-engineering activities, contract building and assembly, repair and constriction jobs, manufacture of building structures;
- construction and repair of underground communications;
- performance of head organization functions on planning, accounting, collecting and processing of titanium wastes;
- fulfillment of hauling, shipping, forwarding and other jobs, connected with transportation activities, repairs and servicing of motor transport vehicles;
- hauling activities, connected with freight traffic activities and passengers conveyance, forwarding services, handling operations, storage of goods;
- aircraft services on the Company's air transport for production and service needs satisfaction, urgent shipments performance;
- servicing of other enterprises and conveyance of the Company's employees and other persons within the Russian Federation and abroad, providing the Company's aircraft safety;
- fulfillment of hauling, shipping, forwarding and other jobs, connected with transportation

activities, repairs and servicing of railway carriers ;

- activities, connected with heat and power supply services rendering;
- activities, connected with communication services rendering;
- activities on engineering structures maintenance;
- performance and participating in technical and technological research and study in all kinds of activities, aimed at product quality and certification level improvement;
- purchasing, acquiring, granting or leasing, and also selling of plots of land, store houses, business premises and other quarters;
- obtaining and granting of credits;
- medical practice;
- catering;
- retail trading, vending through pavilions, on stands and stalls, including sales of alcoholic drinks and tobacco goods;
- providing of personal services to population and enterprises, including hotel services;
- agency business;
- publishing of a weekly newspaper, broadcasting and telecasting, rendering of paid public services (advertising) to organizations and individuals;
- advertising and decorating services (streets, buildings, waysides);
- organizing of cultural public performances, sporting events, entertaining activities;
- video films showing;
- publishing activities;
- organizing of trade exhibitions;
- obtaining and submittal of economic, legal, socio-political and other types of information;
- selling of the acquired new auto/motor transport vehicles, classified assemblies and units, and also commission selling of auto/motor transport vehicles and classified assemblies;
- personnel (including technical personnel) training and retraining, aimed at satisfaction of individuals and legal entities need in this kind of services on a contractual basis;
- maintenance and repairs of boiler inspection units and lifting devices (boilers; lifting cranes; lifts; car lifts; pressure vessels);
- manufacture of detachable load handling devices, containers, detachable load carrying elements;
- training and certification of the management personnel, engineers and workers;
- operation of metallurgical production facilities and equipment;
- maintenance and repairs of the Company's gas pipelines;
- maintenance and repairs of gas equipment;
- maintenance and repairs of boilers' gas equipment;
- repairs of industrial enterprises gas equipment;
- repairs of gas distributing stations (GRP);
- repairs of the gas running units (boilers, production furnaces, etc.);
- balancing and commissioning of gas equipment units (GRP, GRU, gas pipelines, gas furnaces);
- agency-level supervision over hygiene and sanitary parameters, physical factors, environmental conditions observance, occupational safety administration system functioning, including inspection of compliance to the relative regulations with respect to the State Municipal Engineering Supervision objects, engineers and maintenance staff knowledge examination, inspection of the management responsibility system on occupational safety and rendering of outside services;
- rendering of services to individuals, entrepreneurs and legal entities on radiation surveys and radio-ecological measurements performance, according to VSMPO's Radiation Survey and Radio-Ecological Measurements Service accreditation scope;

- planning and supervision of activities connected with the Legislation, regulations and standards for environmental protection requirements fulfillment, and also inspection of the manufacturing sanitary code requirements compliance;
- performance of measurements and analysis for eco-analytical monitoring;
- performance of examinations and measurements of environmental quality indexes;
- manufacture, engineering setup and operation of the environmental protection equipment, measuring and control devices for manufacturing and transport facilities ecological parameters taking;
- fulfillment of jobs and services for equipment, manufacturing and enterprises ecological certification;
- fulfillment of jobs and services for recycling, storage, transfer, disposition, disposal and destruction of manufacturing wastes (except for radwastes);
- protection of the State and the Company's commercial classified information.

5. Liabilities of the Company

5.1. The Company is liable for its obligations with all of its assets.

The Company is not liable for its shareholders obligations.

5.2. If the Company's insolvency (bankruptcy) is due to its shareholders actions or actions of other persons, entitled to give mandatory directions or able to influence the Company's activities in some other way, then the secondary liability for the Company's obligations may be placed upon such shareholders or other persons in the event of the Company's assets insufficiency.

5.3. The Government and Federal Bodies are not liable for the Company's obligations, as well as the Company is not liable for the Government and Federal Bodies obligations.

6. Subsidiaries and Representative Offices

6.1. The Company is entitled to establish subsidiaries and representative offices in the Russian Federation and abroad.

6.2. Subsidiaries and representative offices shall act in the name of the Company, which bears responsibility for their actions.

6.3. Subsidiaries and representative offices are not considered to be legal entities, they are provided with the property by the Company and act according to the relative provisions.

The assets of subsidiaries and representative offices are included in their separate accounts and in the Company's account.

6.4. Managers of subsidiaries and representative offices act on the grounds of the Company's certificate of authority.

7. Authorized Capital Stock

7.1. The Company's authorized capital equals 10625600 (ten million six hundred twenty five thousand and six hundred) rubles. It is constituted by the nominal value of the shares, acquired by the shareholders, including:

- 10625600 (ten million six hundred twenty five thousand and six hundred) of the ordinary registered shares with the nominal value of 1 (one) ruble each (placed shares).

The Company has the right to allocate (additionally to the placed shares) the following types of shares (declared shares):

- 2 500 000 (two million five hundred thousand) pieces of preference shares with the nominal value of 1 (one) ruble each.

Declared preference shares grant the following rights:

- the right to the annual dividends at the rate of 2.25 of the share nominal;
- preferential right (compared to the ordinary shares) to get added, but unpaid dividends;
- preferential right of the preference shares holders to obtain part of the assets value (liquidation value), left after liquidation of the Company.

The Company has the right to allocate (additionally to the placed shares) 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) of the ordinary registered shares with the nominal value of 1 (one) ruble each (declared shares).

When allocated, the declared ordinary registered shares of the Company grant the same rights as the previously placed ordinary shares.

7.2. Increase of the Authorized Capital.

7.2.1. The Company's authorized capital can be enlarged by means of increasing the share nominal value or placing some additional shares.

7.2.2. Resolution on the Company's authorized capital increase by increasing the share nominal value shall be taken by the General Meeting of Shareholders.

7.2.3. Decision on the Company's authorized capital increase by allocation of additional shares shall be taken by the Company's Board of Directors in the following cases:

- public subscription for ordinary shares in quantitative terms of no more than 25% of the previously placed ordinary shares;
- public subscription for preference shares;
- allocation of additional shares at the expense of the Company's assets, provided placing of additional shares is performed by allocating them among the Company's shareholders.

Otherwise, resolution on the Company's authorized capital increase shall be taken by the General Meeting of Shareholders.

The Board of Directors decision on the Company's authorized capital increase by allocation of additional shares shall be unanimous, at this the votes of the former members of the Board of Directors shall not be taken into account.

In case the Board of Directors fails to take a unanimous decision on the Company's authorized capital increase by allocation of additional shares, then, subject to the Board of Directors instruction, the question on the Company's authorized capital increase by allocation of additional shares shall be submitted for consideration to the General Meeting of Shareholders.

7.2.4. While increasing authorized capital, the Company shall be governed by the Federal Legislation restrictions.

7.3. Reduction of the Authorized Capital.

7.3.1. The Company's authorized capital can be reduced by decreasing the share nominal value or reducing the total number of shares, including acquiring part of the shares.

7.3.2. The Company's authorized capital can be reduced by acquiring part of the Company's shares for redemption of these shares, based on the resolution of the General Meeting of Shareholders.

7.3.3. The Company's authorized capital can be reduced based on the resolution of the General Meeting of Shareholders on the authorized capital reduction by redemption of shares acquired by the Company in the following cases:

- if the shares, the ownership of which was transferred to the Company because they were not completely paid by the incorporator in due date, were not sold during one year after the date of acquisition by the Company;
- if the shares, repurchased by the Company on the shareholders request, were not sold

during one year after the date of repurchase (except when the shares are repurchased based on the decision on the Company's reorganization);

- if the shares, acquired by the Company according to the Clause 2, Article 72 of the Federal Law on Joint Stock Companies, were not sold during one year after the date of acquisition by the Company.

7.3.4. If on completion of the second and every subsequent fiscal year, the value of the Company's net assets, according to the annual balance sheet submitted for approval to the Company's shareholders or according to the audit results, is less than its authorized capital, the Company shall declare reduction of its authorized capital to the amount not exceeding the value of its net assets.

In such a case, reduction of the Company's authorized capital is performed by cutting down the nominal value of shares.

7.3.5. During the period of 30 days after the date of the decision on the Company's authorized capital reduction, the Company shall in writing notify its creditors of its authorized capital reduction and of the new value of the authorized capital, and also publish the notification on the decision taken in the special print for legal entities public registration data publishing.

7.3.6. The Company's authorized capital can be reduced by redemption of part of the shares based on the resolution of the General Meeting of Shareholders regarding reorganization of the Company in the following cases:

- specified in the paragraph 1 of Clause 6, Article 76 of the Federal Law on Joint Stock Companies;
- during the Company's reorganization in the form of separation at the expense of redemption of the converted shares.

7.3.7. When reducing its authorized capital, the Company shall be governed by the Federal Legislation restrictions.

7.4. Net Assets

7.4.1. The Company's net assets value is estimated based the balance sheet data in accordance the Russian Federation Legislation.

7.4.2. If on completion of the fiscal year, the value of the Company's net assets, according to the annual balance sheet submitted for approval to the Company's shareholders or according to the audit results, is less than the minimum amount of the authorized capital, the Company shall declare its liquidation.

8. The Company's Shares

8.1. The Company's Shares.

8.1.1. The Company may place ordinary shares and also preference shares of one or several types.

8.1.2. All shares issued by the Company are registered shares and are released in an undocumented form.

8.1.3. A share owned by the Company's incorporator doesn't grant him a voting authority until it is paid in full. Incorporators which made a partial payment for shares when placed shall bear joint responsibility for the Company's liabilities within the outstanding installment of the value of shares owned by them.

8.1.4. The shareholders shall not be liable for the Company's obligations and shall assume a risk of loss with respect to the Company's activities within the value of shares owned by them.

8.1.5. The shareholders have to:

- fulfill the established requirements of the Company By-Laws;

- pay up shares when placed within the time limits and in accordance with the procedure and in the manner established by the applicable law, the Company By-Laws and Share Purchase Agreement;
- maintain the confidential nature of specific information relating to the Company's activities;
- fulfill other obligations provided for by the Russian Federation Legislation, the Company By-Laws and resolutions of the General Meeting of Shareholders adopted within its competence.

8.1.6. The shareholders of all categories (types) of shares shall have the following general rights:

- to dispose of shares owned by them without the consent of other shareholders and the Company in a manner provided for by the Company By-Laws;
- the Company shareholders, who voted against or did not participate in a vote concerning stock floatation by closed subscription for shares and issued securities convertible to shares, shall have a preferential right to take up additional shares and issued securities convertible to shares placed by closed subscription in the amount pro rata to the number of shares of the same category (type) owned by them. This right shall not apply to floatation of shares and other issued securities convertible to shares by closed subscription among the shareholders only, in case the shareholders have a possibility to take up a whole number of the placed shares or other issued securities convertible to shares pro rata to the number of shares of the same category (type) owned by them;
- to collect a net profit share (dividend), to be distributed among the shareholders in accordance with the procedure provided for by the applicable law and the Company By-Laws, depending on the category (type) of the shares owned by them;
- to acquire a share of the Company's assets (liquidation quota) left after liquidation of the Company, commensurable to the amount of shares of the respective category (type) owned by them;
- to get access to the Company's documents in accordance with the procedure provided for by the applicable law and the Company By-Laws, including the right to obtain copies of the requested documents for separate payment;
- to transfer all or part of their rights granted by the shares of a particular category (type) to their representative (representatives) on a basis of a letter of attorney;
- to exercise other rights provided for by the Russian Federation Legislation, the Company By-Laws and resolutions of the General Meeting of Shareholders adopted within its competence.

8.2. Ordinary Shares

8.2.1. All of the Company's ordinary shares have the same nominal value and grant an equal scope of rights to their owners.

8.2.2. All of the Company's ordinary shares are voting shares with respect to any issue within the competence of the General Meeting of Shareholders.

8.2.3. Shareholders -- owners of the Company's ordinary shares may, as provided by the Federal Law on Joint-Stock Companies, participate in the General Meeting of Shareholders and exercise their voting rights with respect to any issue within the competence of the General Meeting of Shareholders.

8.2.4. Shareholders -- owners of the Company's ordinary shares have a right to draw dividends, but only after the owners of preference shares have collected their dividends in the amount specified in the Company By-Laws.

8.2.5. Shareholders – owners of the Company's ordinary shares shall participate in distribution of the Company's assets in case of liquidation of the Company in the third priority,

following yield on shares which are to be repurchased first, payment of accrued but unpaid dividends against preference shares and payment of a quota of assets (liquidation value) against preference shares, which was left after the Company's liquidation (the second priority).

8.3. Preference Shares

8.3.1. The Company's preference shares of a certain type have the same nominal value and grant an equal scope of rights to their owners.

8.3.2. Shareholders – owners of the Company's preference shares may participate in the General Meeting of Shareholders without a voting authority, except as provided by the current Russian Federation Legislation and the Company By-Laws.

Shareholders – owners of the Company's preference shares may participate in the General Meeting of Shareholders and exercise their voting authority with respect to any issue concerning reorganization of the Company.

8.3.3. Shareholders – owners of the Company's preference shares have a top priority right over the holders of ordinary shares in receiving and drawing the following:

- dividends, in the amount and in a manner provided for by the Company By-Laws;
- accrued but unpaid dividends in case of liquidation of the Company;
- a share of the Company's assets (liquidation value) left after its liquidation.

8.3.4. The amount of the annual dividend per one preference share is established at the rate of 9 nominal values of one preference shares.

8.4. Voting Shares

8.4.1. A voting share is a share that grants to any shareholder – the owner of the share – a voting authority with respect to any issue within the competence of the General Meeting of Shareholders or any individual issue stipulated by the applicable Federal Law.

Listed below are the types of shares providing a voting authority with respect to any issue within the competence of the General Meeting of Shareholders:

- fully-paid ordinary shares, except for shares possessed by the Company;
- preference shares with a dividend rate stipulated by the Company By-Laws, as of the date of the Meeting following the Annual General Meeting of Shareholders at which, no matter why, the dividend payment against the preference shares was disaffirmed or determined to be effected by installments. The right of shareholders – owners of preference shares to participate in the General Meeting of Shareholders with a voting authority expires when the dividends against the specified shares are paid in full.

8.4.2. A preference share of any type grants the voting authority with respect to any issue concerning reorganization or liquidation of the Company.

8.4.3. A preference share of a specific type grants the voting authority with respect to the issues concerning any alterations or adjustments to the Company By-Laws imposing any restrictions on the rights of the shareholders – owners of the preference shares of the relative type, including establishing or increasing the dividend rate and/or establishing or increasing the liquidation value to be paid against preference shares of a higher priority, and also providing other priorities with respect to the procedure of dividends and/or liquidation values payment to the shareholders - owners of the preference shares of a different type.

8.4.4. The voting shares granting the voting authority with respect to all issues within the competence of the General Meeting of Shareholders, empower the shareholders with the following rights:

- to take part in individual or absentee voting at the General Meeting of Shareholders with respect to all issues within its competence;
- to propose candidates and elect nominated candidates to the Company's bodies according to the procedure and on terms provided for by the applicable law and the Company By-Laws;

- to put forward any proposals to be entered on the agenda of the Annual General Meeting of Shareholders in accordance with the procedure and on terms provided for by the applicable law and the Company By-Laws;
- to elect executive bodies of the Meeting in specific cases stipulated by the Company By-Laws;
- to request calling of a Special General Meeting of Shareholders and conducting an audit of the Company's financial and economic activity by the Auditing Committee in accordance with the procedure and on terms provided for by the applicable law and the Company By-Laws
- to request repurchase by the Company of all or part of the shares owned by them in accordance with the procedure and in specific cases stipulated by the Federal Law on Joint-Stock Companies;
- to request calling of the Board of Directors in accordance with the procedure and on terms stipulated by the Company By-Laws.

8.4.5.Preference shares granting the voting authority with respect to only some specific issues within the competence of the General Meeting of Shareholders, empower the shareholders with the following rights:

- to take part in individual or absentee voting at the General Meeting of Shareholders with respect to these specific issues within its competence;
- to request repurchase by the Company of all or part of the shares owned by them in specific cases stipulated by the Federal Law.

9. Floatation of the Company's Shares and Other Issued Securities

9.1. The Company may allocate additional shares and other issued securities by subscription and conversion. In case of increase of the Company's authorized capital at the expense of its assets, the Company shall place the additional shares by allocating them among the shareholders.

9.1.1. In case shares or issued securities convertible to shares are placed by subscription, the Company at its discretion may exercise either public or closed subscription.

9.1.2. The number of additional shares that can be floated by the Company is restricted by the number of declared shares established in the Company By-Laws.

The Company has no right to take decision on allocation of additional shares of those categories (types) which are not established in the Company By-Laws with regard to declared shares.

9.1.3. When making decision on allocation of additional shares, the General Meeting of Shareholders shall determine the following:

- the number of additional shares of each individual category (type) to be placed, which shall not exceed the number of declared shares of such category (type);
- terms and conditions of placement;
- additional shares placement fee;
- form of payment for additional shares;
- any other information to be included into the issue prospectus in accordance with the current Russian Federation Legislation.

9.2. Procedure for payment for placed shares and other securities.

9.2.1. Payment for the Company's shares and other securities may be effected in the following ways:

- by cash;
- by securities;
- by other assets;
- by rights of property or any other rights of pecuniary valuation.

9.2.2. The Company's additional shares floated by subscription shall only be placed after they were paid in full.

9.2.3. In case payment for the Company's additional shares or other securities is not effected by cash, the Board of Directors shall arrange for pecuniary valuation of the assets submitted as payment for shares and other securities in accordance with the procedure stipulated for by the applicable law.

9.2.4. Subject to the mutual agreement of the parties, the term of payment for shares specified in the relative purchase contract can be extended, but it shall not exceed the maximum term stipulated in the resolution on allocation of such shares.

9.2.5. In case the Company's shares are not paid in full during one year since the date of the Company's registration when the Company is being established, the ownership of the shares which placement fee equals the outstanding amount shall be passed to the Company with the appropriate record made in the Register of Shareholders.

Those shares which came into the Company's possession do not grant a voting authority, they shall not be taken into account when establishing quorum and counting votes at the General Meeting of Shareholders and dividends are not charged on them. Such shares shall be sold at the price not lower than their nominal value during one year after the date of acquisition by the Company, otherwise the General Meeting of Shareholders shall put forth a resolution for reduction of the Company's authorized capital by redemption of such shares.

10. Acquisition and Repurchase of the Placed Shares by the Company

10.1. Acquisition of the placed shares by the Company for subsequent redemption.

10.1.1. The Company, based on the resolution of the General Meeting of Shareholders regarding reduction of the authorized capital, is entitled to acquire the placed shares with the view of subsequent reduction of their total number (redemption).

The shares acquired by the Company for reduction of the total number of shares, based on the resolution of the General Meeting of Shareholders regarding reduction of the authorized capital, shall be redeemed when acquired.

10.1.2. Payment for the acquired shares shall be effected by cash.

10.1.3. The resolution regarding shares acquisition for their subsequent redemption shall cover the following details:

- categories (types) of shares to be acquired;
- the number of shares of each category (type) to be acquired by the Company;
- acquisition price;
- form and terms of payment;
- a period during which the shares shall be acquired.

10.2. Acquisition of the placed shares by the Company, when it is not concerned with reduction of the authorized capital.

10.2.1. The Company, based on the Board of Directors decision, is entitled to acquire the placed shares according to provisions of Clause 2, Article 72 of the Federal Law on Joint-Stock Companies.

10.2.2. The shares acquired by the Company based on the Board of Directors decision do not grant a voting authority, they shall not be taken into account when establishing quorum and counting votes at the General Meeting of Shareholders and dividends are not charged on them. Such shares shall be sold at a market-value within one year after the date of their acquisition, otherwise the General Meeting of Shareholders shall put forth a resolution regarding reduction of the Company's authorized capital by redemption of these shares.

10.3. Payment for the placed shares acquired by the Company shall be effected by cash, securities, other assets or by rights of property or any other rights of pecuniary valuation.

10.4. Restrictions on acquisition of the placed shares by the Company.

10.4.1. The Company has no right to acquire the placed shares for any purposes in the following cases:

- until the authorized capital is paid in full;
- if at the time of shares acquisition, the Company evidences its insolvency (bankruptcy) according to the relevant provisions of the Russian Federation Legislation concerning insolvency (bankruptcy) of enterprises or if such evidences arise as a consequence of such acquisition of shares;
- if at the time of shares acquisition, the value of the Company's net assets is less than the value of the authorized capital, reserve fund or the surplus of the liquidation value of the placed preference shares over the nominal value set by the Company By-Laws, or if it may become less than these funds as a consequence of such acquisition of shares;
- until repurchase of all the shares, which are requested to be repurchased in accordance with Section 10.5 of the Company By-Laws.

10.4.2. The Board of Directors has no authority to take a decision on acquisition of shares by the Company, if the nominal value of the Company's shares currently being in circulation is less than 90 per sent of the Company's authorized capital.

10.5. Repurchase of the placed shares by the Company on request from the shareholders.

10.5.1. The shareholders – owners of voting shares may request of the Company to repurchase all or part of the shares owned by them, if the General Meeting of Shareholders passes the resolutions regarding:

- reorganization of the Company;
- settlement of a transaction, the subject of which is any property with the value exceeding 50 per sent of the balance sheet value of the Company's assets at the date of taking decision to effect such a transaction;
- alternating or amending the Company By-Laws or approval of a new revision of the Company By-Laws, if it results in limitation of any rights of these shareholders;
- in case these shareholders voted against the decisions specified above or if they did not participate in voting.

10.5.2. Those shareholders who have not submitted the voting slips to the Company within the time limits specified in the Company By-Laws, shall be considered as those who have not participated in voting at the General Meeting of Shareholders, in whatever form this meeting is conducted.

To ensure that the shareholders could exercise their rights to request of the Company to repurchase the shares owned by them, only the voting slips with unambiguously crossed out "Aye" and "Abstention" options and with only "Nay" option left shall be considered as "against" votes. At this, the invalid voting slips shall not be considered as "against" votes.

10.5.3. The list of shareholders entitled to request of the Company to repurchase the shares owned by them shall be compiled on the basis of data covered by the Company's Register of Shareholders as of the date of development of the list of the Company's shareholders entitled to participate in the General Meeting of Shareholders with an established agenda that includes issues the voting on which, according to the Federal Law on Joint-Stock Companies, may result in accrual of the right to request repurchase of shares.

10.5.4. The repurchase of shares by the Company shall be effected at the market value of those shares, which shall be calculated without taking into account any valuation changes

resulting from the Company activities which entailed accrual of the right to request valuation and repurchase of shares in accordance with the Company By-Laws.

10.5.5. In case any issues are entered on the agenda, the voting on which, according to the Federal Law on Joint-Stock Companies, may result in accrual by the shareholders of the right to request repurchase of shares, then notification of calling the General Meeting of Shareholders shall include the following information:

- confirmation of the shareholders' rights to request repurchase of shares by the Company;
- the price of repurchased shares;
- terms and procedure of repurchase.

In this case, a notification of calling a General Meeting of Shareholders shall be accompanied with a special form of a written shareholder's request for repurchase of shares by the Company.

The form of request shall be approved by the Board of Directors.

10.5.6. A shareholder is entitled to submit a completed form of a written request for repurchase by the Company of the shares owned by him within a time period not exceeding 45 days after the date of passing of appropriate resolution by the General Meeting of Shareholders.

The requests shall be directed by mail or in person to the addresses specified in the relevant notifications of calling a General Meeting of Shareholders.

The date of request submission shall be established per the posting date or per the date of direct delivery and presentation.

10.5.7. A form of the written request for repurchase of shares completed by a shareholder shall be deemed as an acceptance of the Company's offer to repurchase a certain number of such shares and as an indirect instruction to the Registrar to introduce amendments to the personal shareholder's account concerning the number of shares to be repurchased by the Company.

10.5.8. The sum-total of means assigned by the Company for repurchase of shares shall not exceed 10 per sent of the Company's net assets value as of the date of passing a resolution which resulted in accrual by the shareholders of the right to request repurchase of their shares by the Company.

In case the total number of shares which are requested to be repurchased exceeds the number of shares that can actually be repurchased by the Company, assuming the limitations specified above, then the shares shall be repurchased from the shareholders pro rata to the submitted requests.

10.5.9. Not later than 30 workdays after the closing date for acceptance of the shareholders' requests for repurchase of shares owned by them, the executive body of the Company shall determine the number of shares to be repurchased from each shareholder, notify the Registrar and transfer the due amounts to the relevant shareholders.

10.5.10. In case of reorganization of the Company, the shares repurchased by the Company shall be redeemed when repurchased. In any other case provided for in Clause 10.5.1 of the Company By-Laws, the shares repurchased by the Company shall pass to the Company's possession. The shares stated above do not grant a voting authority, they shall not be taken into account when establishing quorum and counting votes at the General Meeting of Shareholders and dividends are not charged on them. Such shares shall be sold within one year after repurchase, otherwise the General Meeting of Shareholders shall pass a resolution on reduction of the Company's authorized capital by redemption of the repurchased shares or on increase of the nominal value of shares remained in circulation while maintaining the amount of the authorized capital, fixed in the Company By-Laws.

10.6. Rating of the Market Value of Assets

10.6.1. The market value of assets shall be rated by the Board of Directors decision, except when according to the Federal Law on Joint-Stock Companies the market value is supposed to be assessed by Court or by any other Institution.

10.6.2. If any person, interested in effecting one or several transactions which require estimation of the market value of assets, is a member of the Board of Directors, then the market value of assets shall be rated by independent members of the Board of Directors not interested in effecting this transaction.

10.6.3. An independent appraiser (an auditor) may be enlisted to perform assessment of the market value of assets.

Enlisting of an independent appraiser (auditor) for assessment of the market value of assets is a mandatory requirement in case the Company repurchases shares owned by the shareholders in accordance with the Company By-Laws.

10.6.4. In case the assets which are subject to valuation are in the form of the company's shares, then the market value of such shares shall be assessed per a special procedure approved by the Board of Directors.

11. Dividends

11.1. Dividend is a quota of the Company's net profit for the accounting fiscal year, which is distributed among shareholders pro rata to the number of shares of the appropriate category and type owned by them.

11.2. The Company is entitled to decide on (declare) payment of dividends on allocated shares once a year. Resolution on payment of annual dividends, amount of annual dividends and form of dividend payment for each category (type) of shares shall be taken by the General Meeting of Shareholders when approving profit distribution. The amount of annual dividends can not exceed the one recommended by the Board of Directors.

11.3. The Company is obliged to pay dividends declared for each category (type) of shares. Dividends are generally paid by cash. Dividends can also be paid by shares (capitalization of earnings).

11.4. The term of annual dividends payment shall be determined by resolution of the General Meeting of Shareholders on payment of annual dividends.

11.5. Dividends are not charged or paid on non-issued shares, shares accepted on the Company's account, repurchased for the Company's account and taken over by the Company as a result of purchaser default on an obligation to buy these shares.

11.6. Dividends are charged and paid on the fully paid shares only.

11.7. The Company shall develop a list of persons entitled to receive annual dividends.

Shareholders and nominal shareholders, included into the Company's Register of Shareholders on the date of compiling a list of persons authorized to take part in the Annual General Meeting of Shareholders, shall be put on the list of persons entitled to receive annual dividends.

12. Structure of the Company's Bodies

12.1. The bodies of the Company's administration include:

- the General Meeting of Shareholders;
- the Board of Directors;
- the Sole Executive Officer (Director General);
- in case of appointing the Liquidation Commission, all administrative functions are transferred to it.

12.2. The Auditing Committee is a body for control of financial and economic activity of the Company.

12.3. The Board of Directors, the Director General and the Auditing Committee shall be elected by the General Meeting of Shareholders.

12.4. The Liquidation Commission shall be elected by the General Meeting of Shareholders in case of voluntary liquidation and shall be appointed by the court (arbitration court) in case of compulsory liquidation.

13. General Meeting of Shareholders

13.1. General Meeting of Shareholders

13.1. General Meeting of Shareholders is a superior body of the Company's administration.

Resolution of the General Meeting of Shareholders may be taken (the General Meeting of Shareholders may be held) in the following form:

- by joint presence of shareholders for discussion of the agenda items and decision making on the items put to the vote, with preliminary delivery (handing) of voting slips before the General Meeting of Shareholders;
- by absentee voting (without joint presence of shareholders for discussion of the agenda items and decision making on the items put to the vote).

The Company is obliged to hold the Annual General Meeting of Shareholders not earlier than 2 months before and not later than 6 months after the end of the fiscal year.

13.2. Competence of the General Meeting of Shareholders

13.2.1. The decisions on the following issues fall within the competence of the General Meeting of Shareholders:

1) introduction of changes and amendments to the Company By-Laws or approval of the new revision of the Company By-Laws (except for the cases stipulated by Clauses 2-5, Article 12 of the Federal Law on Joint Stock Companies);

2) reorganization of the Company;

3) liquidation of the Company, appointing the Liquidation Committee and approval of interim and final liquidation balance sheets;

4) quantification of the Board of Directors, election of its members and termination of their authority before due date;

5) election of the Sole Executive Officer;

6) termination of the authority of the Sole Executive Officer before due date;

7) quantification of the Auditing Committee, election of the Auditing Committee and termination of it's authority before due date;

8) assignment of the Company's auditor;

9) determination of the number, nominal value, category (type) of declared shares and rights granted by these shares;

10) increase of the authorized capital of the Company by increase of the nominal value of shares;

11) increase of the authorized capital of the Company by allocation of additional shares in cases, stipulated by the Federal Law and the Company By-Laws;

12) increase of the authorized capital of the Company by allocation of additional shares within the quantity and category (type) limits of declared shares at the expense of the Company's assets, when additional shares are placed by allocation among the shareholders, if the Board of Directors failed to compromise on that question;

13) reduction of the authorized capital of the Company by decrease of the nominal value of shares, by acquisition of part of the shares by the Company in order to reduce the total number of shares and also by redemption of shares acquired and repurchased by the Company (shares possessed by the Company);

14) approval of the annual reports, annual financial statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of the

Company's profits including payment (declaration) of dividends and losses based on the results of the fiscal year;

15) determination of procedure for holding General Meetings of Shareholders;

16) splitting and consolidation of shares;

17) decision making on approval of transactions in the cases stipulated by Article 83 of the Federal Law on Joint Stock Companies;

18) decision making on approval of large transaction in the cases stipulated by Clause 2, Article 79 of the Federal Law on Joint Stock Companies;

19) decision making on approval of large transaction in the cases stipulated by Clause 3, Article 79 of the Federal Law on Joint Stock Companies;

20) decision making on taking part in holding companies, financial and industrial groups, associations and other corporations of profit making organizations;

21) approval of internal documents regulating the activity of the Company's bodies;

22) decision making on remuneration and (or) compensation for expenses incurred by the members of the Auditing Committee when fulfilling their duties at the time of such fulfillment; calculation of amount of such remunerations and compensations;

23) decision making on remuneration and (or) compensation for expenses incurred by the members of the Board of Directors when fulfilling their duties at the time of such fulfillment; calculation of amount of such remunerations and compensations;

24) decision making on compensation, at the expense of the Company's assets, for the expenses for preparation and holding of the Special General Meeting of Shareholders to persons and bodies – initiators of such Special General Meeting of Shareholders;

25) determination of the list of additional documents, mandatory for retention in the Company;

26) other items, ascribed to the competence of the General Meeting of Shareholders by the Federal Law.

13.2.2. The General Meeting of Shareholders has no right to consider and make decisions on items which are not ascribed to its competence by the Federal Law and the Company By-Laws.

13.2.3. The General Meeting of Shareholders has no right to make decisions on items which are not put on the agenda of the General Meeting of Shareholders, or change the agenda.

13.2.4. The General Meeting of Shareholders shall be presided by the Director General, and in case he is absent or refuses to preside – by the Chairman of the Board of Directors.

13.3 Decision making procedure for the General Meeting of Shareholders.

13.3.1. Resolution of the General Meeting of Shareholders on the item put to the vote is achieved by majority of votes of shareholders - owners of shares with voting authority, taking part in the General Meeting of Shareholders, unless otherwise specified by the Federal Law on Joint Stock Companies.

13.3.2. The General Meeting of Shareholders makes decisions on the following items only at the suggestion of the Board of Directors:

1) reorganization of the Company;

2) increase of the authorized capital of the Company by increase of the nominal value of shares;

3) increase of the authorized capital of the Company by allocation of shares by closed subscription;

4) increase of the authorized capital of the Company by allocation of additional shares within the number and categories (types) limits of declared shares at the expense of the Company's assets, when additional shares are placed by allocation among shareholders, if the Board of Directors failed to compromise on that question;

5) reduction of the authorized capital of the Company by decrease of the nominal value of shares, and also by redemption of shares acquired and repurchased by the Company (shares possessed by the Company) in order to reduce the total number of shares;

6) splitting and consolidation of shares;

7) decision making on approval of transactions in the cases stipulated by Article 83 of the Federal Law on Joint Stock Companies;

8) decision making on approval of the large transactions in the cases stipulated by Article 79 of the Federal Law on Joint Stock Companies;

9) decision making on taking part in holding companies, financial and industrial groups, associations and other profit making organizations;

10) approval of internal documents regulating the activity of the bodies of the Company;

11) decision making on remuneration to the members of the Auditing Committee and (or) compensation for the expenses incurred by them when fulfilling their duties;

13.3.3. The General Meeting of Shareholders makes decisions on the following questions by a majority vote of three fourths of shareholders – owners of shares with voting authority, taking part in the General Meeting of Shareholders:

1) introduction of changes and amendments to the Company By-Laws or approval of the new revision of the Company By-Laws (except for the cases stipulated by Clauses 2 – 5, Article 12 of the Federal Law on Joint Stock Companies);

2) reorganization of the Company;

3) liquidation of the Company, appointing the Liquidation Committee and approval of intermediate an final liquidation balance sheets;

4) determination of the number, nominal value, category (type) of declared shares and rights granted by these shares;

5) increase of the authorized capital of the Company by allocation of shares by closed subscription;

6) increase of the authorized capital of the Company by public subscription for additional ordinary shares which make up for more than 25 per cent of ordinary shares placed earlier;

7) allocation, by public subscription, of convertible issued securities which may be converted into ordinary shares, making up for more than 25 per cent of ordinary shares placed earlier;

8) allocation of the Company's issued securities, convertible into shares, by closed subscription;

9) decision making on approval of large transactions in the cases stipulated by Clause 3, Article 79 of the Federal Law on Joint Stock Companies;

13.3.4. At the General Meeting of Shareholders, when voting the issue with respect to which all the holders of ordinary and preference shares are granted the voting authority, the votes shall be counted jointly by all the voting shares.

13.3.5. Resolutions passed by the General Meeting of Shareholders and also the results of voting shall be declared at the General Meeting of Shareholders at which the voting was held or brought to the attention of persons included into the list of persons authorized to take part in the General Meeting of Shareholders not later than 10 days after drawing up a voting results record in the form of the voting results report, in accordance with the procedure for shareholders notification of calling the General Meeting of Shareholders.

13.4. Information on holding the General Meeting of Shareholders

13.4.1. Notification of holding the General Meeting of Shareholders shall be submitted not later than 20 days, and in case the agenda of the General Meeting of Shareholders includes the issue on reorganization of the Company, the notification shall be submitted not later than 30 days prior to the date of the Meeting.

The notification of holding the General Meeting of Shareholders shall be published in the newspaper "Novator" within the specified time-frame. Notifications of holding the General Meeting of Shareholders shall also be sent to each person on the list of persons authorized to take part in the General Meeting of Shareholders by registered letter or handed personally with a signature on receipt.

The Company is authorized to additionally inform shareholders about holding the General Meeting of Shareholders via mass media (television, radio) and Internet.

13.4.2. Information (materials) to be provided to the persons authorized to take part in the General Meeting of Shareholders during preparation for the meeting includes: annual reports, annual financial statements, including audit report, report of the Auditing Committee based on the results of the annual accounting records review, information on candidates for the executive bodies of the Company, the Board of Directors, the Auditing Committee and the Company's auditors, draft revisions and amendments to the Company By-Laws or new revisions of the Company By-Laws, draft internal documents of the Company to be approved by the General Meeting of Shareholders, draft resolutions of the General Meeting of Shareholders, and also other documents approved by the decision of the Board of Directors.

13.5. Proposals to the agenda of the General Meeting of Shareholders

13.5.1. Shareholders (a shareholder), who own in the aggregate no less than 2 per cent of the Company's voting shares, are entitled to suggest items to be included into agenda of the Annual General Meeting of Shareholders and nominate candidates for the Board of Directors and the Auditing Committee, the number of which may not exceed the number of membership of the appropriate body.

The Company should receive such proposals not later than 30 days after the end of the fiscal year.

13.5.2. Proposals regarding including items into the agenda of the General Meeting of Shareholders shall contain the wording of each suggested item. Proposals regarding including items into the agenda of the General Meeting of Shareholders can contain wording of resolutions for each item suggested for discussion.

13.5.3. Proposals regarding nominating candidates for election at the Annual or Special General Meeting of Shareholders shall contain the name of the body for which the candidate is nominated, including the following information on each candidate:

- name, second name and family name;
- date of birth;
- places of employment and positions occupied during the last five years;
- contact address of the candidate.

Proposals regarding nominating candidates for the position of the Company's auditor to be approved at the Annual General Meeting of Shareholders shall contain the following information on the candidate:

- full firm-name of the legal entity – auditing firm (or name, second name and family name of the natural person – auditor);
- location and contact phone numbers;
- the auditing license number, name of the body which gave it and issue date;
- the license validity period.

13.5.4. Proposals regarding including items into the agenda of the General Meeting of Shareholders and candidate nomination are to be made in writing with identification of the name of the shareholders (shareholder) who presented these proposals, number and category (type) of shares owned by them, and are to be signed by the shareholders (shareholder).

13.5.5. The Board of Directors is obliged to consider the received proposals and make a decision on including or refusal to include the items into the agenda of the General Meeting of Shareholders not later than 5 days after the end of the specified by the Company By-Laws time-frame for receipt of proposals on including items into the agenda of the Annual General Meeting of Shareholders and nominating candidates for the Board of Directors, the Auditing Committee and also the Director General candidates.

13.5.6. An item, proposed by shareholders (a shareholder), is to be included into the agenda of the General Meeting of Shareholders as well as nominated candidates are to be included into

the list of candidates for election for the appropriate body of the Company, except for the following cases:

- shareholders (a shareholder) fail to observe the time frame for including items into the agenda and candidate nominating for the Annual General Meeting of Shareholders specified in the Company By-Laws;
- shareholders (a shareholder) fail to observe the time frame for nominating candidates for the election of the members of the Board of Directors at the special General Meeting of Shareholders;
- shareholders (a shareholder) do not own the required number of the Company's voting shares as stipulated in Clauses 1 and 2, Article 53 of the Federal Law on Joint Stock Companies;
- proposals do not meet the requirements stipulated in Clauses 3 and 4, Article 53 of the Federal Law on Joint Stock Companies and corresponding requirements of the Company By-Laws;
- an item proposed to be included into the agenda of the General Meeting of Shareholders is beyond its competence according to the law and the Company By-Laws and (or) does not meet the requirements of the Federal Law on Joint Stock Companies and other RF Legal Acts.

13.5.7. A motivated decision of the Board of Directors on refusal to include the proposed item into the agenda of the General Meeting of Shareholders or to include the candidate into the list of candidates for election for the appropriate body of the Company, shall be sent to the shareholders (shareholder) who has proposed an item or nominated a candidate not later than 3 days from the date of decision making.

13.5.8. The Board of Directors is not authorized to make changes to the wording of the items proposed to be included into the agenda of the General Meeting of Shareholders as well as to the wording of the decisions taken.

13.5.9. Additionally to the items proposed to be included into the agenda of the General Meeting of Shareholders and in case of lack of such proposals, absence or insufficient number of the candidates proposed by the shareholders to form the appropriate body, the Board of Directors is authorized to include items into the agenda of the General Meeting of Shareholders or to enroll candidates into the candidacy list at its own discretion.

13.6. Special General Meeting of Shareholders.

13.6.1. Special General Meeting of Shareholders shall be held under the Board of Directors' decision and initiative, based on request of the Auditing Committee, the Company's auditor or the shareholders (shareholder) owning at least 10% of the Company's voting shares on the date of the request submission.

The Special General Meeting of Shareholders shall be called by the Board of Directors on request of the Auditing Committee, the Company's auditor or the shareholders (shareholder) owning at least 10% of the Company's voting shares.

13.6.2. A decision regarding calling or refusal to call the Special General Meeting of Shareholders on request of the Auditing Committee, the Company's auditor or the shareholders (shareholder) owning at least 10% of the Company's voting shares shall be taken by the Board of Directors within 5 days from the date of the request submission.

A motivated decision taken by the Board of Directors regarding calling or refusal to call the Special General Meeting of Shareholders shall be forwarded to the persons requiring the meeting not later than 3 days from the date of decision making.

A decision regarding refusal to call the Special General Meeting of Shareholders on the request of the Auditing Committee, the Company's auditor or the shareholders (shareholder) owning at least 10% of the Company's voting shares shall be taken only based on the provisions of the Federal Law on Joint Stock Companies.

The Board of Directors' decision regarding refusal to call the Special General Meeting of Shareholders may be subject to appeal.

13.6.3. The Special General Meeting of Shareholders called on request of the Auditing Committee, the Company's auditor or the shareholders (shareholder) owning at least 10% of the Company's voting shares shall be held within 40 days from the date of the request submission.

For the purposes of this Clause, the date of submission of the request for calling the Special General Meeting of Shareholders shall be the date of the request receipt by the Company.

13.6.4. When according to Articles 68-69 of the Federal Law on Joint Stock Companies the Board of Directors is obliged to take a decision on calling the Special General Meeting of Shareholders, such Special General Meeting of Shareholders shall be held within 40 days from the date of the decision making by the Board of Directors.

13.6.5. If during the period stated by the Federal Law on Joint Stock Companies the Board of Directors failed to take the decision regarding calling or refusal to call the Special General Meeting of Shareholders, the Special General Meeting of Shareholders can be called by other persons or bodies requiring calling of the meeting.

At this, bodies or persons calling the Special General Meeting of Shareholders shall have the authority to call and hold the General Meeting of Shareholders stipulated by the Federal Law on Joint Stock Companies.

In this case all the expenses connected with the preparation and holding of the General Meeting of Shareholders can be reimbursed at the expense of the Company's assets based on the decision of the General Meeting of Shareholders.

13.7. Quorum of the General Meeting of Shareholders

13.7.1. The General Meeting of Shareholders has the authority (quorum) only if the shareholders taking part in the meeting owe in the aggregate more than half of the existing Company's voting shares.

The shareholders registered before the General Meeting of Shareholders and the shareholders whose voting slips were received not later than 2 days prior to the meeting are considered to have taken part in the General Meeting of Shareholders held by joint presence of the shareholders in order to discuss the items included into the agenda and take resolutions on the issues put to the vote, with the voting slips being delivered (handed) prior to the General Meeting of Shareholders.

The shareholders whose voting slips were received prior to termination of the voting slips reception period are considered to have taken part in the General Meeting of Shareholders held in the form of absentee voting.

13.7.2. In case of lack of a quorum for holding of the Annual General Meeting of Shareholders, a repeated General Meeting of Shareholders shall be held with the same agenda. In case of lack of quorum for holding of the Special General Meeting of Shareholders, a repeated General Meeting of Shareholders shall be held with the same agenda.

The repeated General Meeting of Shareholders has the authority (quorum) only if the shareholders taking part in the meeting owe in the aggregate not less than 30 % of the existing Company's voting shares.

13.8. Voting slips

13.8.1. Voting on the issues included into the agenda of the General Meeting of Shareholders is effected by voting slips.

13.8.2. When the General Meeting of Shareholders is held in the form of absentee voting and when the General Meeting of Shareholders is held by joint presence of the shareholders in order to discuss the items included into the agenda and take resolutions on the issues put to the vote with voting slips being delivered (handed) prior to the General Meeting of Shareholders, the voting slips shall be forwarded or handed against signature to each person in the list of persons

entitled to take part in the General Meeting of Shareholders not later than 20 days prior to the meeting.

The voting slips shall be sent by registered letter.

13.8.3. When holding the General Meeting of Shareholders, except for the meeting held in the form of absentee voting, the persons included in the list of persons entitled to take part in the General Meeting of Shareholders (or their representatives) have the right either to take part in the meeting or to forward completed voting slips to the Company. At this, the votes presented in the voting slips received by the Company not later than 2 days prior to the General Meeting of Shareholders shall be taken into account when establishing quorum and summing up of the vote results.

13.8.4. The voting slip shall contain the information stated in the Clause 60, Article 4 of the Federal Law on Joint Stock Companies. The voting slip may contain additional information as defined by the Board of Directors when approving the form and the wording of the voting slip.

13.8.5. When voting by voting slips, the vote shall be considered valid only if the voter has given his preference to only one of the proposed options. The voting slips completed with the violation of this requirement shall be deemed invalid.

If the item put to the vote by voting slips includes more than one wording of resolution and a voter has voted "aye" more than once, the voting slip shall be considered invalid.

If, when voting the Company's auditor appointment, the voter has voted "aye" for more than one of the proposed candidates, the voting slip shall be considered invalid.

If, when electing members of the Board of Directors, the Auditing Committee and the Company's auditor, the number of "aye" options exceeds the number of vacancies, the voting slip shall be considered invalid.

If the voting slip contains several items put to the vote, violation of the set requirements with regard to one or several items does not result in declaring the voting slip invalid as a whole.

If the voting slip doesn't allow to identify the person (a shareholder or his representative) who voted with this voting slip, the votes in such voting slip shall not be taken into account when summing up the vote results.

When the General Meeting of Shareholders is held in the form of absentee voting, the voting slips received by the Company after the date of the General Meeting of Shareholders (or after the date of the receiving period termination) shall be considered invalid.

When the General Meeting of Shareholders is held by joint presence of the shareholders in order to discuss the items included into the agenda and take resolutions on the issues put to the vote with voting slips being delivered (handed) prior to the General Meeting of Shareholders, if the voting slips delivered to the shareholders prior to the General Meeting of Shareholders are found in the ballot-box, such voting slips shall be considered invalid as being received later than 2 days prior to the General Meeting of Shareholders.

If a voting slip is considered to be invalid, the votes in such voting slip shall not be taken into account when summing up the vote results.

13.9. Returning Board

13.9.1. An independent recorder shall fulfill the functions of the Returning Board of the Company.

14. Board of Directors

14.1. Competence of the Board of Directors

14.1.1. The Board of Directors controls the Company's activity, except for the issues referred to the competence of the General Meeting of Shareholders according to the Federal Laws and the Company By-Laws.

14.1.2. The following issues fall within the competence of the Board of Directors:

1) Determination of the Company's priority activities;

2) Calling of the Annual and Special General Meetings of Shareholders, except for the cases provided for by Clause 55, Article 8 of the Federal Law on Joint Stock Companies;

3) Approval of agenda of the General Meeting of Shareholders;

4) Determination of the date for drawing up of a list of persons entitled to take part in the General Meeting of Shareholders, and also other matters falling within the competence of the Board of Directors in accordance with the provisions of Section VII of the Federal Law on Joint Stock Companies and relating to preparation and holding of the General Meeting of Shareholders;

5) Preliminary approval of the annual reports;

6) Increase of the Company's authorized capital by allocation of additional shares within the number and categories (types) of the declared shares at the expense of the Company's assets, when additional shares are placed by allocation among the shareholders;

7) Increase of the Company's authorized capital by allocation of additional shares within the number and categories (types) of the declared shares by public subscription for ordinary shares in the amount of 25 per cent and less of the previously placed ordinary shares;

8) Increase of the Company's authorized capital by allocation of additional shares within the number and categories (types) of the declared shares by public subscription for preference shares;

9) Allocation of additional shares at the expense of the Company's assets, when the additional shares are placed by allocation among the shareholders.

10) Floatation of bonds, non-convertible to shares, and other issued securities, non-convertible to shares;

11) Approval of decisions regarding issue of securities, the securities issue prospectus, report on the results of the securities issue, introduction of amendments and additions to these documents;

12) Determination of value (pecuniary valuation) of the Company's assets, issued securities placement fee and repurchase price in the cases stipulated by the Federal Law on Joint Stock Companies;

13) Acquisition of shares placed by the Company in accordance with Clause 2, Article 72 of the Federal Law on Joint Stock Companies;

14) Acquisition of bonds and other securities placed by the Company in the cases stipulated by the Federal Law on Joint Stock Companies;

15) Approval of the report on the results of shares acquisition in accordance with Clause 1 Article 72 of the Federal Law on Joint Stock Companies;

16) Recommendations to the General Meeting of Shareholders on the amount of remunerations and compensations paid to the Company's Auditing Committee members;

17) Determination of the amount of payment to the Company's auditor;

18) Recommendations to the General Meeting of Shareholders on the amount of dividends on shares of all categories and on dividend payment procedure;

19) Recommendations to the General Meeting of Shareholders on the procedure of profits and losses distribution based on the results of fiscal year;

20) Use of the reserve and other funds of the Company;

21) Approval, introduction of changes and amendments to the Company's internal documents, except for the internal documents regulating activity of the Company's bodies to be approved by the General Meeting of Shareholders and other internal documents to be approved by the Company's Sole Executive Officer in accordance with the Company By-Laws;

22) Establishment and liquidation of subsidiaries and representative branches of the Company, approval of provisions for subsidiaries and representative offices, introduction of changes and amendments to such provisions; appointment and termination of authority of the heads of subsidiaries and representative offices;

23) Introduction of amendments to the Company By-Laws connected with the Company's subsidiaries and representative offices establishment and liquidation;

24) Approval of the large transactions in the cases stipulated by Section X of the Federal Law on Joint Stock Companies;

25) Approval of the transactions in the cases stipulated by Section XI of the Federal Law on Joint Stock Companies;

26) Approval of the Company Registrar and terms of the contract and termination of contract concluded with the Registrar;

27) At any time, decision making with regard to auditing of the Company's financial-economic activity;

28) Appointment of a person authorized to sign the agreement with the Sole Executive Officer on behalf of the Company;

29) Drawing up of the additional documents list required to be kept at the Company;

30) Approval of the agreement with the person authorized to fulfill the functions of the Company's Sole Executive Officer;

31) Decision making with regard to termination of authority of the Company's Sole Executive Officer;

32) Any other questions provided for by the Federal Law on Joint Stock Companies and the Company By-Laws;

14.1.3. Issues falling within the competence of the Board of Directors shall not be assigned to the Company's Executive Body.

14.2. Election of the Board of Directors.

14.2.1. Members of the Board of Directors shall be elected by the General Meeting of Shareholders in the number of 7 persons for the period of 1 year until the next Annual General Meeting of Shareholders. Members of the Board of Directors are elected by cumulative voting.

If the Annual General Meeting of Shareholders is not held within the time frames stipulated by Clause 1, Article 47 of the Federal Law on Joint Stock Companies, the Board of Directors' authority shall be terminated except for the authority to prepare, call and hold the Annual General Meeting of Shareholders.

If the period of the Board of Directors' authority has expired and the Annual General Meeting of Shareholders hasn't elected the members of the Board of Directors in the number established by these By-Laws and sufficient to secure a quorum for holding the Board of Directors meetings, the Board of Directors' authority shall be valid until the required number of the Board of Directors members is elected by the General Meeting of Shareholders to constitute the quorum.

14.2.1. A member of the Board of Directors is not required to be the Company's shareholder. Only a natural person can be the member of the Board of Directors.

14.2.2. A member of the Board of Directors has the right to resign by sending written notification to the Chairman of the Board of Directors with indication of the actual resign date. At this, the authority of other members of the Board of Directors remains valid except for the case stipulated by the next clause of the By-Laws.

14.2.3. When the number of the Board of Directors members is less than half of the number of members required by the By-Laws, the Board of Directors has to take a decision on calling the Special General Meeting of Shareholders in order to elect new members of the Board of Directors. The acting members of the Board of Directors are only authorized to take a decision on calling the Special General Meeting of Shareholders.

14.2.4. The General Meeting of Shareholders is authorized at any time to take a decision on early termination of the Board of Directors' authority.

If the authority of all the members of the Board of Directors has been terminated ahead of time and the Special General Meeting of Shareholders hasn't elected the members of the Board of Directors in the number established by these By-Laws and sufficient to secure a quorum for holding the Board of Directors meetings, the Board of Directors' authority shall be valid until the

required number of the Board of Directors members is elected by the General Meeting of Shareholders to constitute the quorum.

14.3. Chairman of the Board of Directors

14.3.1. The chairman of the Board of Directors shall be elected by and from the members of the Board of Directors by a majority present, at this the votes of the former members of the Board of Directors shall not be taken into account.

14.3.2. The Board of Directors is authorized at any time to re-elect the Chairman by a majority present, at this the votes of the former members of the Board of Directors shall not be taken into account.

14.3.3. The Chairman of the Board of Directors shall organize its activity, call the meetings of the Board of Directors and preside at the meetings, and also arrange for issue of the meetings minutes.

14.3.4. If the chairman of the Board of Directors is absent, one of the Board of Directors members shall fulfill his functions based on the decision of the Board of Directors.

14.4. The Board of Directors Meeting

14.4.1. The Board of Directors Meeting is called by the Chairman of the Company's Board of Directors at his discretion, at the request of a member of the Board of Directors, the Auditing Committee, the Company's auditor, the Executive Body of the Company and also a shareholder owing no less than 10 per cent of the Company's voting shares.

14.4.2. When determining the quorum and the results of voting on the agenda items, the written opinion of the member of the Board of Directors, who was absent from the Board of Directors Meeting, shall be taken into account.

14.4.3. A decision of the Board of Directors may be taken by absentee voting. The Regulations for the Board of Directors specify the procedure for the Board of Directors Meeting calling and holding, as well as procedure for decision making by absentee voting.

14.4.4. A quorum for holding the Board of Directors Meeting is secured by the presence and (or) availability of the written opinions of more than half of the members of the Board of Directors elected by the General Meeting of Shareholders, except for the quorum on items requiring, in accordance with the Federal Law on Joint Stock Companies and the Company By-Laws, the unanimity, or the majority of three fourths of votes, or the majority of the members of the Board of Directors without taking into account the votes of the former members of the Board of Directors, and also the majority of members of the Board of Directors not interested in conclusion of the transaction by the Company.

14.4.5. A decision of the Board of Directors taken by the absentee voting is considered valid, if more than half of the members of the Board of Directors elected by the General Meeting of Shareholders took part in the absentee voting, except for the items requiring, in accordance with the Federal Law on Joint Stock Companies and the Company By-Laws, the unanimity, or the majority of three fourths of votes, or the majority of all members of the Board of Directors without taking into account the votes of the former members of the Board of Directors.

14.4.6. Decisions of the Board of Directors Meeting shall be taken by a majority vote of the members of the Board of Directors, participating in the Meeting and (or) having expressed their opinion in writing, unless otherwise specified by the Federal Law on Joint Stock Companies and the Company By-Laws.

A resolution of the Board of Directors taken by the absentee voting is considered passed, if more than half of the members of the Board of Directors taking part in the absentee voting voted "aye", unless otherwise specified by the Federal Law on Joint Stock Companies and the Company By-Laws.

Decisions on the following issues shall be taken by unanimous vote of all the members of the Board of Directors, without taking into account the votes of the former members of the Board of Directors:

1) Increase of the Company's authorized capital by allocation of additional shares within the number and categories (types) of declared shares at the expense of the Company's assets, when the additional shares are placed by allocating them among the shareholders;

2) Approval of a large transaction in respect of the assets with the value amounting from 25% to 50% of the book value of the Company's assets.

If the Board of Directors failed to take a unanimous decision in respect of the above-mentioned issues, such issues shall be submitted to the General Meeting of Shareholders based on the Board of Directors' decision.

Decisions on the following issues shall be taken by the majority of three fourths of votes of the members of the Board of Directors, without taking into account the votes of the former members of the Board of Directors:

- decision making on suspension of the authority of the Company's Sole Executive Officer, or the Management Authority or the Manager. Simultaneously, the Company's Board of Directors shall make a decision on establishing the Interim Sole Executive Body of the Company and calling the Special General Meeting of Shareholders for taking resolutions on termination of authorities of the Company's Sole Executive Officer or the Management Authority (Manager) before the appointed time and establishment of a new Company's Sole Executive Body or transfer of the Company's Sole Executive Body authorities to the Management Authority or Manager;
- decision making, in case the Sole Executive Officer is enable to perform his duties, on establishing the Interim Sole Executive Body and calling the Special General Meeting of Shareholders for taking resolutions on termination of authorities of the Company's Sole Executive Officer or the Management Authority (Manager) before the appointed time and establishment of a new Company's Sole Executive Body or transfer of the Company's Sole Executive Body authorities to the Management Authority or Manager.

Decisions regarding approval of transactions within the Company's interest shall be taken by the Board of Directors by a majority vote of independent Directors.

14.4.7. When voting the issues at the meeting of the Board of Directors, every Member of the Board of Directors possesses only one vote.

Transfer of voting authority by a Member of the Board of Directors to another person, including another Member of the Board of Directors, is not allowed.

In case of equal number of votes of the Board of Directors Members when taking decisions, the Chairman of the Board of Directors possesses the casting vote.

15. The Company's Sole Executive Officer (The Director General)

15.1. The Company's day-to-day activities shall be managed by the Director General (The Company's Sole Executive Officer). The Sole Executive Officer is accountable to the General Meeting of Shareholders and the Board of Directors.

15.2. All the issues related to the Company's day-to-day activities management fall within the competence of the Director General, except for the issues within the exclusive competence of the General Meeting of Shareholders and the Board of Directors.

The Director General provides for implementation of resolutions of the General Meeting of Shareholders and the Board of Directors.

15.3. The Director General can act on behalf of the Company without a letter of attorney with respect to the following:

- management of the day-to-day Company's activities;
- signing financial documents in the first place;

- disposition of the Company's assets for support of the Company's day-to-day activities within the limits stated by the By-Laws;
- presentation of the Company's interests within the Russian Federation and abroad;
- approval of a staff list, conclusion of labour contracts with the Company's employees, encouragement of employees and imposing penalties;
- making transactions on behalf of the Company, except for the cases stipulated by the Federal Law on Joint Stock Companies and the Company By-Laws;
- issue of letters of attorney on behalf of the Company;
- opening of bank accounts of the Company;
- arrangement of keeping accounting records and reports of the Company;
- issue of orders and directions mandatory for all the employees of the Company;
- performance of other functions necessary to achieve the Company's objective and ensure its regular functioning in accordance with the current Legislation and the Company By-Laws, except for functions assigned by the Federal Law on Joint Stock Companies and the Company By-Laws to other Management Authorities of the Company.

15.4. The Director General shall be elected by the General Meeting of Shareholders for the term of 4 years.

The term of the Director General's authority begins from the time of the election by the General Meeting of Shareholders and expires after election of a new Director General at the next Annual General Meeting of Shareholders held in 4 years.

If for some reason a new Director General has not been elected, then the term of the current Director General's authority shall be extended till a new Director General is elected (re-elected).

In case of termination of the Director General's authority before the appointed time, the authority of a newly elected Director General shall be valid till a new Director General is elected (re-elected) at the next Annual General Meeting of Shareholders held in 4 years.

Election of the Director General and termination of his authority shall be effected in accordance with the procedure stipulated by the Regulations for the Director General.

15.5. Rights and obligations of and also terms and amount of payment to the Director General shall be specified in the contract concluded between the Director General and the Company. On behalf of the Company the contract shall be signed by the Chairman of the Board of Directors or the person assigned by the Board of Directors.

15.6. Requirements for the persons elected for the post of the Director General are established in the Regulations for the Director General.

15.7. A person performing the functions of the Director General can hold a managerial position at any other organization only subject to approval of the Board of Directors.

15.8 The Company's Director General shall be personally responsible for:

- ensuring protection of the data considered to be the State secret and maintenance of confidential mode of VSMPO information;
- ensuring restriction of access to the data considered to be the State secret to the persons with dual citizenship, having no citizenship and to foreigners, emigrants and re-emigrants.

16. Liabilities of the Members of the Board of Directors and the Director General

16.1. The Board of Directors Members and the Director General when excising their rights and performing their duties shall act reasonably and in good faith in the interests of the Company.

16.2. The Board of Directors Members and the Director General shall be liable to the Company for the losses incurred by the Company due to their acts (failure to act), in case different reasons and extent of liability are not established by the Federal Laws.

At this, the Members of the Board of Directors, who voted against the decision which caused losses to the Company or did not take part in the voting on this issue, shall not be held liable.

16.3. Regular business conditions and other significant circumstances shall be taken into account when defining grounds and extent of liability of the Board of Directors Members and the Director General.

16.4. The Company or a shareholder (shareholders) owing in the aggregate a minimum of 1% of the Company's ordinary shares shall be entitled to bring a suit against the Board of Directors Member, the Sole Executive Officer or the Management Authority or a Manager for compensation of losses incurred by the Company as stipulated by Clause 2, Article 71 of the Federal Law on Joint Stock Companies.

16.5. If several persons are held liable according to the provisions of this Article of the Company By-Laws, they shall bear joint responsibility.

17. Auditing Committee of the Company

17.1. Supervision over financial, economic and legal activity of the Company shall be carried out by the Auditing Committee. The procedure for the Auditing Committee activity is specified in the Regulations for the Auditing Committee approved by the General Meeting of Shareholders.

17.2. The Auditing Committee consisting of at least three persons is elected by the Annual General Meeting of Shareholders for the term of 1 year in accordance with the procedure stipulated by the Regulations for the Auditing Committee.

The term of the Auditing Committee authorities begins from the time of its election by the Annual General Meeting of Shareholders and expires at the time of election of another Auditing Committee by the next Annual General Meeting of Shareholders.

17.3. Authorities of individual members or the whole membership of the Auditing Committee can be subject to early termination based on the decision of the General Meeting of Shareholders on the grounds and in accordance with the procedure stipulated by the Regulations for the Auditing Committee.

When the number of the Auditing Committee Members is less than half of the membership established by the Company By-Laws, the Board of Directors shall call the Special General Meeting of Shareholders for election of a new Auditing Committee. The acting Members of the Auditing Committee shall perform their functions till a new Auditing Committee is elected at the Special General Meeting of Shareholders.

In case of early termination of the Auditing Committee authorities, the authorities of a new Auditing Committee membership shall be valid till the Auditing Committee is elected by the next Annual General Meeting of Shareholders.

17.4. A shareholder as well as any person proposed by the shareholder can become a Member of the Auditing Committee. The Company's Auditing Committee Members cannot concurrently be the Members of the Board of Directors or other Executive Bodies of the Company.

17.5. The Auditing Committee shall elect the Chairman and the Secretary of the Auditing Committee from its membership.

17.6. An audit (review) of financial and economic activity of the Company shall be carried out based on the results of the annual activity of the Company and at any time on initiative of the Auditing Committee, the decision of the General Meeting of Shareholders and the Board of Directors or on request of a shareholder (shareholders) owing in the aggregate not less than 10%

of the Company's voting shares.

17.7. The following falls within the authority of the Auditing Committee:

- audit of financial documents of the Company, accounting records, Committee reports on inventory of property, comparison of the specified documents with the original accounting data;
- review of adequacy and completeness of keeping accounting, tax accounting, management and statistical accounting records;
- review of financial status of the Company, its financial solvency, liquidity of assets, correlation of own and borrowed assets, net assets and authorized capital, revealing resources for improvement of the financial status of the Company, development of recommendations for the Company's Management Authorities;
- audit of on-time and accurate payments to Product and Service Suppliers, payments to the budget and off-budget funds, setting and distributing of dividends, percentages on bonds, payment of other obligations;
- confirmation of adequacy of the data included into the Company's annual reports and annual accounting records, profit and loss reports (profit and loss accounts), reports on distribution of profits, reporting documents for Tax and Statistical Bodies and State Authorities;
- audit of competence of the Director General activity regarding conclusion of contracts on behalf of the Company;
- audit of competence of the decisions made by the Board of Directors, the Director General, the Liquidation Commission and compliance of these decisions with the Company By-Laws and resolutions of the General Meeting of Shareholders;
- review of compliance of resolutions of the General Meeting of Shareholders to legislation and the Company By-Laws.

The Auditing Committee is entitled to:

- require personal explanations from the Board of Directors Members and the Company employees, including any executives, on the issues within the competence of the Auditing Committee;
- put the issue in front of the Management Authorities regarding responsibility of the Company's employees, including any executives, in case of violation of the Company By-Laws, regulations, rules and instructions accepted by the Company,
- enlist, on contractual basis, the services of specialists who don't occupy the established posts in the Company.

17.8. On the requirement of the Auditing Committee, the persons holding posts in the Control Bodies of the Company shall submit documents on financial and economic activity of the Company.

17.9. The Auditing Committee is entitled to request calling the Special General Meeting of Shareholders in accordance with the procedure stipulated by the Company By-Laws.

17.10. Based on the results of audit of financial and economic activity of the Company, the Auditing Committee shall issue the audit report containing:

- confirmation of adequacy of the data contained in the reports and other financial documents of the Company;

- information on violation of procedures for keeping accounting records and submission of financial reports established by the RF Legal Acts, and also violation of the RF Legal Acts when performing financial and economic activity.

17.11. The amount of remuneration and compensation for expenses incurred by the Auditor when fulfilling his functions shall be specified in the Regulations for the Auditing Committee.

18. Register of Shareholders

18.1. The Company entrusts maintenance and filing the Register of Shareholders to the special Registrar in accordance with the procedure stipulated by the current RF Legislation.

18.2. The Register of Shareholders shall include data on each registered person (a shareholder or a nominal shareholder), number and category (type) of shares recorded in the name of each registered person, and also other data stipulated by RF Legal Acts.

18.3. The Company is responsible for maintenance and filing the Register of Shareholders.

18.4. A person registered in the Register of Shareholders shall on timely basis inform the Company's Registrar on any changes in his personal data. If no information on changes in the personal data is submitted, the Company and the special Registrar shall not be held liable for any inflicted losses.

18.5. The records into the Company's Register of Shareholders shall be introduced on the request of a shareholder or a nominal shareholder not later than 3 days from the date of submission of documents in accordance with the RF Legal Acts.

18.6. The request to introduce a record into the Company's Register of Shareholders can not be turned out, except for the cases stipulated by the RF Legal Acts. In case of refusal to enter a record into the Company's Register of Shareholders, the Registrar, not later than 5 days from the date of submission a request for introduction of a record into the Company's Register of Shareholders, shall send to the person submitting the request a reasonable notification of the refusal.

The refusal to make a record in the Company's Register of Shareholders can be subject to appeal. Following the court judgment, the Company's Registrar shall introduce the appropriate record into the Register of Shareholders.

18.7. The Company's Registrar, on request of a shareholder or a nominal shareholder, shall confirm his rights for the shares by issuing an abstract from the Company's Register of Shareholders which is not considered to be a security.

19. Affiliated Persons of the Company

19.1. A person is considered to be affiliated in accordance with the requirements of the RF Antimonopoly Law.

19.2. The Affiliated Persons of the Company shall send to the Company a written notification of the Company's shares owned by them, indicating the number and categories (types) of the shares within 10 days from the date of shares acquisition.

19.3 If the Affiliated Person failed to submit the required information in due time, which resulted in material damage to the Company, then the affiliated person shall be held liable to the Company in the amount of the caused damage.

19.4 The Company shall maintain records of its Affiliated Persons and submit these records in accordance with the requirements of the RF Legislation.

20. Accounting and Reporting. Company's Funds

20.1. Profit (income) after payment of taxes, other fees and budget or off-budget charges shall come at the Company's complete disposal and can be used by the Company independently.

Relevant specialized funds for maintaining the Company's liabilities, its production development and social welfare shall be formed at the expense of the profit (income) after payment of taxes, fees or charges as well as other earnings.

20.2. The Company shall establish the reserve fund in the amount of 25 per cent of the Company's authorized capital.

The Company's reserve fund is formed by annual compulsory allocations. The amount of the annual compulsory allocations shall not be less than 5 per cent of the net profit, until the amount stipulated by the Company By-Laws is reached.

The Company's reserve fund is set to cover the Company's losses, and for redemption of the Company's bonds or repurchase of the Company's shares in case of lack of other funds.

The reserve fund can't be used for other purposes than those listed above.

20.3. The Company shall keep the accounting records and submit financial reports in the order established by the Federal Law on Joint Stock Companies and other RF Legal Acts.

20.4. The Director General is responsible for arrangement, accuracy and validity of the Company's accounting, for timely submission of annual reports and other financial documents to appropriate authorities and for submission of information on the Company's activity to the shareholders, creditors and mass media in accordance with the Federal Law on Joint Stock Companies, other RF Legal Acts and the Company By-Laws.

20.5. The accounting policy and the system of documents circulation within the Company, its subsidiaries and representative offices shall be established by the General Director's order.

20.6. The fiscal year is established from January 1 to December 31.

20.7. Validity of the data included into the Company's annual report to the General Meeting of Shareholders, into balance sheets, profit and loss reports shall be confirmed by the Auditing Committee.

20.8. The Company's annual report shall be preliminary approved by the Board of Directors within at least 30 workdays prior to the date of the Annual General Meeting of Shareholders.

21. The Company's Auditor

21.1. The Company's Auditor (auditing firm) shall conduct audits of the Company's financial and economic activity in accordance with the RF Legal Acts on the basis of the signed contract.

21.2. The Company's Auditor shall be appointed by the General Meeting of Shareholders. The Board of Directors shall establish the rate of the Auditor's fee.

21.3. Based on the results of audit of financial and economic activity of the Company, the Company's Auditor shall issue the audit report containing:

- confirmation of adequacy of the data contained in the reports and other financial documents of the Company;
- information on violation of procedures for keeping accounting records and submission of financial reports established by the RF Legal Acts, and also violation of the RF Legal Acts when performing financial and economic activity.

21.4. The audit of the Company's activities shall be performed by the Company's Auditor at any time on the request of the shareholders owning in the aggregate 10 or more per cent of the Company's voting shares in respect of all the issues within competence of the General Meeting of Shareholders as of the date of request submission.

21.5. Shareholders who have initiated the audit shall forward a written request to the Board of Directors.

The request shall include the following:

- clearly expressed reasons for submission of the request;
- shareholders' names (designations);
- data on the shares owned by them (amount, category, type).

The request shall be signed by the shareholder or his authorized representative. If the request is signed by the representative, the letter of attorney shall be attached.

If the request is initiated by a shareholder who is a legal entity, then the signature of the representative of this legal entity acting according to the By-Laws of this legal entity without a

letter of attorney, shall be authorized by the seal of this legal entity. If the request is signed by the representative of the legal entity acting on behalf of this legal entity by letter of attorney, the letter of attorney shall be attached to the request.

21.6. The request for the audit initiated by the shareholders shall be forwarded to the Company's address via registered mail with the delivery notice, or presented personally to the Company's Office.

The date of the delivery notice or the date of request handing to the Secretary of the Board of Directors shall be considered the date of request submission.

21.7. Within 10 working days from the request submission, the Board of Directors shall take a decision on carrying out the audit of the Company's activities and the rate of the Auditor's fee, or issue notification of a reasonable refusal of a request.

21.8. The Chairman of the Board of Directors can turn down the request for carrying out an audit of the Company's activities, if:

- the shareholders who initiated the request don't own the necessary amount of the voting shares on the date of request submission;
- the persons who initiated the request are not registered in the Company's Register of Shareholders and/or are not authorized representatives of shareholders;
- the request contains incomplete data;
- the shareholders who initiated the request haven't paid relevant audit expenses.

21.9. If within 10 working days the Board of Directors failed to take a decision on carrying out the audit and the rate of the Auditor's fee, or haven't forwarded the notification of a reasonable refusal of a request via registered mail, then the shareholders who initiated the audit are entitled to require calling of the Special Meeting of the Board of Directors.

The Special Meeting of the Board of Directors shall take a decision on carrying out the audit of the Company's activities within the time limits agreed with the Company's Auditor and the rate of the Auditor's fee. The respective resolution of the Board of Directors regarding audit terms shall be forwarded via registered mail to the audit initiators.

21.10. The report of the Company's Auditor shall be approved by the next Regular Meeting of the Board of Directors and forwarded via registered mail to the audit initiators.

21.11. Initiators of the Company's audit are entitled to, at any time before the Board of Directors has taken a decision on carrying out the audit of the Company's activities, to withdraw their request with the written notification to the Board of Directors.

21.12. The audit expenses, with respect to the audit initiated by the shareholders, shall be paid by these shareholders. Subject to resolution of the General Meeting of Shareholders, audit expenses may be attributed to the Company with relevant indemnification to the shareholders who initiated the audit.

22. The Company Data

22.1. The Company provides to its shareholders access to the documents stipulated for by Clause 1, Article 89 of the Federal Law on Joint Stock Companies. A shareholder (shareholders) owning in the aggregate not less than 25 per cent of the Company's voting shares shall have access to accounting records.

22.2. Upon a shareholder's request, the Company shall make available, subject to payment, copies of the above-mentioned documents or also other Company's documents stipulated for by the RF Legal Acts. The amount of payment shall be established by the Company's Director General and shall not exceed the cost of documents copying and mailing.

22.3. The documents stipulated for by Clause 1, Article 89 of the Federal Law on Joint Stock Companies shall be submitted by the Company, within 7 days from the date of receipt of the relevant request, for review within the premises of the Company's Executive Body. Upon

request, the Company is obliged to submit copies of the documents stipulated for by Clause 1, Article 89 of the Federal Law on Joint Stock Companies to the persons who have the right of access to such documents. The amount of payment charged by the Company for such copies shall not exceed the cost of the copies preparation.

23. Reorganization of the Company

23.1. The Company can be voluntarily reorganized on resolution of the General Meeting of Shareholders.

Other grounds for reorganization and reorganization procedure are stipulated in the RF Civil Code and Federal Laws.

23.2. The Company reorganization can be in the form of merger, affiliation, division, separation or transformation to another organizational and legal form in the order established by the Federal Law on Joint Stock Companies.

23.3. The Company is considered reorganized, except for the cases of reorganization in the form of affiliation, from the time of public registration of the newly established legal entities.

Should the Company be reorganized in the form of affiliation to another company, the first is considered reorganized from the time when the public registration body enters a record on termination of the affiliated company's activity into the Uniform Register of Legal Entities.

23.4 In case of Company reorganization

- the internal Company's documents and also the documents received from the Ministry of Industry and Science, other public bodies, companies, enterprisers and organizations and containing state secrets shall be passed to the legal successor of JSC VSMPO authorized to handle such information.

24. Company Liquidation Procedure. Liquidation Commission

24.1. The Company can be liquidated voluntary in the order established by Clause 2, Article 61 of the RF Civil Code, in accordance with the requirements of the Federal Law on Joint Stock Companies and Company By-Laws. The Company can be liquidated by the arbitral award or common law court decision on the grounds established by Clause 2, Article 61 of the RF Civil Code.

The Company liquidation involves termination of the Company's activity without any lapse of rights or obligations to other persons in the order of legal succession.

24.2. Should the Company be voluntary liquidated, the Board of Directors of the liquidated Company shall submit issues on the Company's liquidation and Liquidation Commission appointment to the resolution of the General Meeting of Shareholders.

The General Meeting of Shareholders of the voluntary liquidated company shall pass a resolution on the Company liquidation and appointment of the Liquidation Commission in the number equal to the number of the Board of Directors Members established by these By-Laws.

In case of compulsory liquidation, the Liquidation Commission shall be appointed by the court (arbitration court) which defines its membership.

24.3. Upon appointment of the Liquidation Commission, it assumes all the authorities to run the Company's business. The Liquidation Commission shall lay before the court on behalf of the liquidated company.

The Liquidation Commission is responsible for any damage caused to the Company, its shareholders or third parties according to the RF civil legislation acts.

24.4. The Liquidation Commission shall publish information on the Company liquidation, the order and term of the creditors' claims submission in the specialized prints for registered legal entities. The term of the creditors' claims submission shall not be less than 2 months from the date of publication on the company liquidation.

24.5. If on the date of the resolution on the Company liquidation the Company has no obligations before its creditors, the Company's assets shall be distributed among its shareholders.

24.6. The Liquidation Commission shall take actions to identify creditors and obtain accounts receivable and shall in writing notify creditors of the Company liquidation.

24.7. When terms of creditors' claims are expired, the Liquidation Commission shall make up an interim liquidation balance sheet including information on the liquidated company's assets value, creditors' claims and the results of their review. The interim liquidation balance sheet shall be approved by the General Meeting of Shareholders in co-ordination with the official body responsible for public registration of the liquidated company.

24.8. If available cash assets of the liquidated Company are not sufficient to cover all the creditors' claims, the Liquidation Commission shall sell the Company's property by public sale in the order established by the court decision.

24.9. The Liquidation Commission shall make cash payments to the creditors of the liquidated Company in the order of priority established by Clause 1, Article 64 of the RF Civil Code in accordance with the interim liquidation balance sheet data, beginning from the date of the interim liquidation balance sheet approval, except for the creditors of the fifth priority who are paid within a month from the date of the interim liquidation balance sheet approval.

24.10. Upon payment of creditors' claims, the Liquidation Commission shall make up a liquidation balance sheet which shall be approved by the General Meeting of Shareholders in co-ordination with the official body responsible for public registration of the liquidated company.

24.11. The liquidated company's assets left after creditors' payments shall be distributed by the Liquidation Commission among the Company's shareholders in the following order of precedence:

- firstly, payments of the shares subject to redemption in accordance with the Company By-Laws, then
- secondly, payments of the charged, but unpaid dividends on preference shares and preference share liquidation value, and then
- thirdly, distribution of the liquidated company assets among shareholders owning ordinary shares.

24.12. Assets distribution at each subsequent stage shall be performed only upon completion of the preceding distribution stage.

If the Company's assets are not sufficient to cover all charged but unpaid dividends and preference share liquidation value established by these By-Laws to all the shareholders owing preference shares, then the assets shall be distributed among the shareholders owning preference shares pro rata to the number of the shares owned by them.

24.13. The Company liquidation procedure is considered completed and the Company is considered to have terminated its activity when the public registration body makes the relevant record in the Uniform Register of Legal Entities.

24.14 In case of the Company liquidation or termination of work with the information containing state secrets:

- the internal Company's documents shall be destroyed in accordance with the legal procedures or transferred to archive depository;

- the documents received from the Ministry of Industry and Science, other public bodies, companies, enterprisers and organizations shall be returned to them or transferred to other public bodies or organizations based on the instruction of the State Secrets Protection Committee.

N.K. Melnikov,
Chairman of the General Meeting of Shareholders

APPROVED
by the Board of Directors of Verkhnyaya Salda Metallurgical Production Association (VSMPA) Open Joint-Stock Company on 20/02/1998, Minutes No 1
V.A. Kutsankin
Chairman of the Board

ISSUE PROSPECTUS

Shares in the capital of Verkhnyaya Salda Metallurgical Production Association (VSMPA) Open Joint-Stock Company

Type of securities: ordinary registered shares.
Total shares to be placed: 4,157,004.
Par value per share: RUR 1,000.00 (one thousand) (old roubles) or RUR 1.00 (one) (new roubles).

Director General V.V. Tetyukhin
Chief Accountant T.V. Novosadova

The financial condition of the issuer has been checked by the Analytic Express auditor firm, State Registration No 530688, tax ID 7732017012, Licence No 9442 of 27/02/1997.

Director Yu.G. Gritsun
20/02/1998

"The Registrar shall not be held responsible for the accuracy of information contained in this Issue Prospectus, and this very fact of registration thereof does not express any Registrar's attitude towards the securities to be placed."

"The information contained in this Prospectus shall be subject to disclosure in accordance with the Russian Federation statutory acts on securities."

REGISTERED
on 6 April 1998 by the Sverdlovsk Regional Office of the RF Federal Securities Commission
Registration No 30202-D
Securities Issue State Registration No 1-02-30202-D

A. ISSUER GENERAL DETAILS

1. Full name

In Russian: Otkrytoye aktsionernoye obshchestvo "Verkhnesaldinskoye metallurgicheskoye proizvodstvennoye ob'edineniye".
In English: VERKHNYAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION.

Abbreviated name: in Russian: OAO VSMPO
in English: VSMPA

The issuer corporate name and legal form did not change over the entire period of its existence, except for the change made in pursuance of the corporate legal form harmonisation with the RF Civil Code: "open-type joint-stock company" was changed to "open joint-stock company".

The Verkhnyaya Salda Metallurgical Production Association Open Joint-Stock Company was registered by Ordinance No 69 of 18 February 1993 issued the Mayor of the City of Verkhnyaya Salda, Sverdlovsk Oblast, Certificate of State Registration No 162 series II-ВИ.

The place of business of the Verkhnyaya Salda Metallurgical Production Association Open Joint-Stock Company is located at: 1 Parkovaya St, Verkhnyaya Salda 624600, Sverdlovsk Oblast. The registered office address and postal address are identical.

2. VSMPA tax ID (TID): 6607000556.

3. Settlement accounts and other accounts:

No	Acct type	Acct No	Bank (credit institution)	Bank location (postal code, street address, telephone No)	Date opened
1	Settlement Settlement	006467598 40702810100120001055	AKB Uralsvneshtorgbank BIC 046577780 corr. acct (c/a) 30101810300000000780	7 Generalskaya St 620062 Ekaterinburg	19.07.95 11.09.96 01.01.98
2	Advance Advance	10477698 45204810400180009423	AKB Uralsvneshtorgbank BIC 046577780	7 Generalskaya St 620062 Ekaterinburg	26.09.95
3	Advance Advance	1074663 45205810000180009178	AKB Uralsvneshtorgbank BIC 046577780	7 Generalskaya St 620062 Ekaterinburg	26.09.95
4	Settlement Settlement	001467404 40702810011020000211	FAKB Uralsvneshtorgbank BIC 047501903 c/a 30101810700000000903	14 Komsomolsky Ave 454106 Chelyabinsk	13.09.96 01.01.98
5	Settlement	000467462	FAKB Uralsvneshtorgbank BIC 047545900	61 Avtozavodtsev Ave 456300 Miass Chelyabinsk Oblast	30.09.96
6	Advance	45205810000180009178	AKB Uralsvneshtorgbank BIC 046577780 c/a 700161380	7 Generalskaya St 620062 Ekaterinburg	21.01.98
7	Settlement	40702810600000467820	KB Tiruskombank BIC 046541850 c/a 30101810600000000850	71a Engelsa St 624600 V.Salda	15.09.96
8	Settlement Settlement	000467422 40703810900000467639	KB Tiruskombank BIC 046541850	71a Engelsa St 624600 V.Salda	30.09.96 30.09.96
9	Advance Current	477020 40702810600000467972	KB Tiruskombank BIC 046541850	71a Engelsa St 624600 V.Salda	24.03.94
10	Other	146196020	KB Tiruskombank BIC 046541850 Tax ID 6607000669	71a Engelsa St 624600 V.Salda	23.12.95

11	Settlement Current Current Advance	000467720 031130706 000467972 45206810300000019008	KB Tiruskombank BIC 046541850	71a Engelsa St 624600 V.Salda	15.09.96
12	Advance	600477121	Alpha-Tirus Branch Office, KB Tirus BIC 046551868 c/a 800161468	40a Mira St 620078 Ekaterinburg	30.09.96
13	Deposit	000739007	FAKB Russian National Bank c/a 900161407	15 Shchorsa St 620215 Ekaterinburg	17.08.95
14	Settlement	000467050	FAKB Russian National Bank c/a 900161407	15 Shchorsa St 620215 Ekaterinburg	17.08.95
15	Advance	000180010	FAKB Russian National Bank c/a 900161407	15 Shchorsa St 620215 Ekaterinburg	17.08.95
16	Deposit	99610376	UNEXIM Bank BIC 044583367 c/a 003161868	11 M.Poryvayevoy St 107078 Moscow	30.11.94
17	Special provisional	070149456	AKB UNEXIM Bank c/a 003161868 BIC 044583367	11 M.Poryvayevoy St 107078 Moscow	05.06.97
18	Deposit	A 309998000415	AKB Avtobank BIC 044541774 c/a 774161100	41 Lesnaya St 101514 Moscow	12.01.95
19	Special provisional Advance	003149659 3618666	Avtobank c/a 774161100 BIC 044541774	41 Lesnaya St 101514 Moscow	04.08.97 05.11.97
20	Settlement	8467645	AKB Neftekhimbank BIC 044583808 c/a 808161500	31 Gilyarovskogo St 129832 Moscow	17.10.95
21	Other Other	40108810310372003262 40109810610372003262	FAKB Promstroybank BIC 46568818 c/a 30101810500000000818	24 Vainera St 620014 Ekaterinburg	02.11.95
22	Other Other Other	40110810410370003262 40110810010372003262 40118103103720003262	FAKB Promstroybank BIC 046568818 c/a 30101810500000000818	24 Vainera St 620014 Ekaterinburg	08.08.94 08.08.94 08.08.94
23	Other	40109810110374103262	FAKB Promstroybank BIC 046568818 c/a 30101810500000000818	24 Vainera St 620014 Ekaterinburg	27.09.96
24	Special provisional Advance	5149829 548477029	Promstroybank of Russia c/a 468161500 BIC 044541468	13 Tversloy Blvd 103867 Moscow	23.05.97
25	Deposit	40/347	AKB Inkombank BIC 044583502 c/a 502161000	14-1 Nametkina St 117420 Moscow	24.03.95
26	Settlement Advance	1467626 010477694	FAKB Inkombank Povolzhsky Branch BIC 047308840 c/a 800161640	19 Goncharova St 432700 Ulyanovsk	19.03.96
27	Settlement Advance	002467609 000477620	FAKB Inkombank Ekaterinburg Branch Tax ID 6608006310 BIC 046568925 c/a 30108106000000000925	99a Lenina Ave 620062 Ekaterinburg	06.10.97 30.09.97
28	Deposit	000119	AKB Stolichny Bank Sberezheniy BIC 044583506 c/a 000161706	70 Pyatnitskaya St 113095 Moscow	30.05.95
29	Deposit	1483.1	AKB Mezheconomsberbank BIC 044583397 c/a 397161600	17 Skakovaya St 125040 Moscow	01.03.95
30	Settlement	3467346	ФКБ Sverdsotsbank Leninsky Branch BIC 046568753 c/a 700161553	30 Malysheva St 620005 Ekaterinburg	11.10.95
31	Settlement Other	810467456 530199444	FAKB Tveruniversalbank BIC 044585210 c/a 210161600	41 Vernadskogo Ave 117947 Moscow	23.01.96

32	Settlement	467698 467798	Pervy Torgovy Bank BIC 044583458 c/a 004161045	11/2 Chayanova St 125856 Moscow	29.04.96 01.09.96
33	Settlement Settlement Advance	000240554 40702810600000000383 45204810100000000014	AKB Metallinvestbank BIC 044585163 c/a 30101810100000000163	2 Slavyanskaya Sq. 103718 Moscow Tax ID 7709138570	30.09.96 01.01.98 01.01.98
34	Other	40202810100000310007	Cash Settlement Centre BIC 046541000	14a Parkovaya St 624600 V.Salda	06.05.96
35	Settlement Settlement	606830 RUR4011 02 004467632 40702810400010004247	International Moscow Bank BIC 044583545 c/a 30101810300000000545	5/6 Pushkinskaya St 103009 Moscow	20.06.96 01.01.98
36	Advance	45205810900062140006	FAKB Uralpromstroybank BIC 046541751 c/a 30101810000000000751	14/1 Sportivnaya St 624600 V.Salda	26.06.97
37	Settlement Settlement	102220081011 40702810500001022201	AKB Société Général Vostok BIC 044585957 c/a 957161400	5 Nikitsky Lane 103009 Moscow	19.11.96 01.01.98
38	Settlement	001467942	BNP-Dresdner Bank (Russia) Moscow Branch BIC 044583212 c/a 005161552	37/1 Bolshaya Ordynka St 109017 Moscow	26.05.97
39	Special provisional Advance	2149288 610619809	MAKB Vozrozhdeniye Tsentralny Branch c/a 442161700 BIC 044652442	7/4 Luchnikov Lane 103696 Moscow	25.04.97 25.04.97
40	Special provisional Advance	149522 10619822	MAKB Vozrozhdeniye Ulyanovsky Branch c/a 452161800 BIC 044652452	33/4 Veselaya St 115541 Moscow	14.05.97
41	Special provisional Advance	295149687 4772955087/01	Bank Razvitiya Predprinimatelstva c/a 151161700 BIC 044540151	14 Goncharnaya St Moscow	20.12.96 21.05.97
42	Special provisional Advance	45149374 43477491	Promradtekhbank c/a 366161200 BIC 044652366	35 Myasnitskaya St Moscow	06.03.97 06.03.97
43	Provisional Current Advance	003149659 23149006 477013	International Industrial Bank c/a 748161000 BIC 044583748	33/44 Fortunatovskaya St 105187 Moscow	04.08.97 22.10.97 28.11.97
44	Current Advance	000467949 000477726	Menatep c/a BIC	4 Kolpachny Lane 101000 Moscow	11.05.93 05.01.96
45	Settlement	40702810816150100055	RF Savings Bank № 7169 BIC 046541635 Tax ID 6607002610	5 K.Marxa St 624600 V.Salda	16.01.98
46	Settlement Advance Advance	40702810900220000085 45206810400220000002 45206800000220000004	EF AKB Tokobank c/a 30101810600000000912 BIC 046568912 Tax ID 6608005638	16 Stepana Razina St 620142 Ekaterinburg	29.01.98 09.02.98 27.02.98
47	Settlement	40702810100002785741	KB Bank Austria (Moscow)	19 Dolgorukovskaya St 103006 г. Moscow	02.10.97
48	Budget	40107810000070850002 40107810000070851002 40107810000070250002 40107810000070140002	OFK	Engelsa St 624600 V.Salda	

The list of accounts is comprehensive.

4. The Company charter members are: Sverdlovsk Oblast Committee for Public Property Management qualified as territorial agency for the RF State Committee for Public Property Management; natural persons – shareholders of the TIRUS closed joint-stock company, who took on lease the government-owned property of the former government-owned association Verkhnyaya Salda Metallurgical Production Association from an agency authorised by the state.

List of persons/entities holding more that 5% shares in the issuing company each:

- SOYUZ VS closed joint-stock company, 1 Parkovaya St, 624600 V.Salda (shareholding 54.8%);
- Depozitarno-Kliringovaya Kompaniya closed joint-stock company, 13 1-Tverskaya-Yamskaya St, 125047 Moscow, nominal holder that holds the shareholding of 15% for the following two beneficial holders:
  a) CIS Emerging Growth Limited of 50 Kensington Place, St. Helier, Isle of Jersey, JE4 8PS; members of this company holding more than 25% of shares each are: OBD Nominees Limited of Eaton House, St. Helier, Jersey, Channel Islands, and OBD Secretaries Limited of Eaton House, St. Helier, Jersey, Channel Islands; the registered office address and postal address for both companies are identical;
  b) Kreditanstalt Financial Services Limited of 9th floor, Suite 111, 2/4 Makarios Ave, Capital Centre, Nicosia, Cyprus; a member of this company holding more than 25% of shares is A.N.S. Nominees Limited of 9th floor, 2/4 Makarios Ave, Capital Centre, Nicosia, Cyprus, the postal address and registered office address being identical.

5. Governing bodies of the Company

General Meeting of Shareholders; Board of Directors; Management Board (collective executive body); Director General (individual executive body); Liquidation Committee (acting in the event of liquidation proceedings).

The Board of Directors is an elected body. Director General shall be appointed by the General Meeting of Shareholders. Members of the Management Board shall be nominated by the Director general and appointed by the Board of Directors.

Members of the VSMPA Board of Directors

KUTSANKIN, Valery Andreyevich, born in 1956, Deputy Director General for Marketing, Production and Sales; from 01/06/1989, director of VSMPA sheet/plate rolling plant; from 01/08/1993, sales and marketing director; since 03/04/1995, Deputy Director General for Marketing, Production and Sales. Chairman of the VSMPA Board of Directors; authorised capital shareholding: 0.92%.

ALEKSANDROV, Valentin Konstantinovich, born in 1930, Deputy Director General of the TITAN international association, Moscow, since 01/08/1991; authorised capital shareholding: 1 share.

KUKANOV, Yuri Vladimirovich, born in 1952, Chairman of the VSMPA trade union committee; from 01/07/1985 to 16/04/1994, Vice Chairman of the VSMPA trade union committee; since 16/04/1994, Chairman of the VSMPA trade union committee; authorised capital shareholding: 0.36%.

MARKOV, Nikolay Aleksandrovich, Deputy Manager of the SOYUZ Voucher Investment Fund for Social Protection (ChIF SZ SOYUZ), Moscow; director of the Collaboration with Germany Fund at the RF Ministry of Foreign Affairs; authorised capital shareholding: none.

OBRAZ Sergey Petrovich, born in 1962, Vice President of the Urals Commercial Bank for Foreign Trade, Ekaterinburg; since 01/03/1993 has been working at the said Bank as lead expert for the assets, liabilities and foreign exchange transactions, manager of the international business and correspondent relations department, deputy chairman of the management board; authorised capital shareholding: none.

SOBOL Vladimir Iosifovich, born in 1946, VSMPA Production Director; from 01/05/1989, shop 32 manager; from 04/09/1995, VSMPA production control manager; since 14/11/1995, VSMPA Production Director; authorised capital shareholding: 0.33%.

TETYUKHIN, Vladislav Valentinovich, born in 1932, VSMPA Director General since 12/06/1992; at the same time holds the position of Chairman of the Board for SOYUZ VS joint-stock company; authorised capital shareholding: 1.44%.

YACHMENEV, Valentin Petrovich, born in 1947, VSMPA Director for Finance and Economics since 20/05/1996; from 19/04/1990, VSMPA chief accountant; authorised capital shareholding: 0.89%.

Members of the VSMPA Management Board

TETYUKHIN, Vladislav Valentinovich, Director General, Chairman of the Management Board (other particulars are given above).

KUTSANKIN, Valery Andreyevich, Deputy Director General for Marketing, Production and Sales (other particulars are given above).

STROSHKOV, Anatoly Nikiforovich, born in 1938, Director for Quality, Reliability and Certification since 01/08/1992; from 06/05/1991, VSMPA Chief Engineer; authorised capital shareholding: 0.33%.

KORKIN, Nikolay Pavlovich, born in 1950, Director for Operation, Safety and Environmental Protectionsince 25/09/1995; from 01/03/1992, VSMPA deputy chief mechanical engineer; authorised capital shareholding: 0.33%.

DZHODZHUA, Omari Nikolayevich, born in 1941, Director for Social Amenities and Auxiliary Materials Provision since 03/04/1995; from 01/09/1992, director for social matters and development of food resources; authorised capital shareholding: 0.92%.

PETROV, Pavel Dmitriyevich, born in 1935, VSMPA shop 29 manager since 01/07/1990; authorised capital shareholding: none.

LEVIN, Igor Vasilyevich, born in 1950, VSMPA Chief Metallurgist since 01/08/1992; authorised capital shareholding: 0.33%.

FABRITSKAYA, Yekaterina Aleksandrovna, born in 1955, Head of VSMPA Legal Department since 01/10/1990; authorised capital shareholding: 0.8%.

GRISHECHKIN, Alexander Ivanovich, born in 1959, Deputy Director General for Technology, Production Engineering Support, and Renovation since 01/04/1995; from 01/06/1992, shop 44 manager; from 01/02/1994, director for development and renovation of production facilities; authorised capital shareholding: 0.91%.

VINOKUROV, Vitaly Ivanovich, born in 1943, Deputy Director General for Personnel, Security, and Sociology since 03/04/1995; from 01/08/1992, director for land improvement and development of food resources; authorised capital shareholding: 0.92%.

YACHMENEV, Valentin Petrovich, VSMPA Director for Finance and Economics (other particulars are given above).

KUKANOV, Yuri Vladimirovich, Chairman of the VSMPA trade union committee (other particulars are given above).

BARULENKOV, Vladimir Aleksandrovich, born in 1940, shop 16 manager since 01/02/1996; from 01/07/1993, VSMPA director for foreign economic activity, from 08/08/1994, F.E.A. manager; authorised capital shareholding: 0.19%.

ODINOKIKH, Victor Vasilyevich, born in 1949, shop 35 manager since 12/12/1994; from 01/09/1990, shop 35 deputy manager; authorised capital shareholding: none.

BOGDANOV, Vladimir Dmitriyevich, born in 1951, shop 38 manager since 01/10/1992; authorised capital shareholding: 0.23%.

NOVOSADOVA, Tamara Valeryevna, born in 1957, VSMPA Chief Accountant since 03/01/1997; from 10/08/1990, deputy chief accountant; authorised capital shareholding: 0.033%.

RASHCHEKTAYEVA, Tatyana Victorovna, born in 1955, Head of Finance Department since 01/06/1996; from 01/03/1991, chief accountant of the V.Salda Ironworks; authorised capital shareholding: 0.17%.

GAVRILOVA, Tamara Vasilyevna, born in 1944, dept 3 deputy manager; from 01/12/1991, manager of the laboratory for long-term and current planning analysis; from 01/09/1995, dept 3 deputy manager; since 21/10/1997, dept 3 manager; authorised capital shareholding: none.

Members of the Board of Directors and members of the Management Board do not hold any other offices in third-party organisations.
All the members of the Management Board are VSMPA employees.
The Management Board membership was approved at the meeting of Directors on 15 August 1997.

The individual executive body is the Director General, who chairs the collective executive body (Management Board), Mr TETYUKHIN, Vladislav Valentinovich.

In the event of voluntary liquidation of the Company the Liquidation Committee shall be elected at the General Meeting. In the event of compulsory liquidation the Liquidation Committee shall be appointed by a court of law (court of arbitration).

7. Emoluments paid to the members of the governing bodies

The members of the Board of Directors were not paid any office emoluments over the entire period of the Company operation.

Emoluments paid to the members of the executive bodies were presented by the remuneration paid in accordance with the applicable provisions effective in the Association. In particular, for December 1997, January 1998 and February 1998, the following remuneration payments were made:

TETYUKHIN, Vladislav Valentinovich	RUR 56,157.10
KUTSANKIN, Valery Andreyevich	RUR 70,248.45
STROSHKOV, Anatoly Nikiforovich	RUR 31,813.67
KORKIN, Nikolay Pavlovich	RUR 27,840.80
DZHODZHUA, Omari Nikolayevich	RUR 32,452.91
LEVIN, Igor Vasilyevich	RUR 21,660.30
FABRITSKAYA, Yekaterina Aleksandrovna	RUR 22,280.42
GRISHECHKIN, Alexander Ivanovich	RUR 73,487.01
VINOKUROV, Vitaly Ivanovich	RUR 37,331.87
YACHMENEV, Valentin Petrovich	RUR 35,547.99
PETROV, Pavel Dmitriyevich	RUR 12,481.15

KUKANOV, Yuri Vladimirovich	RUR 13,720.32
BARULENKOV, Vladimir Aleksandrovich	RUR 19,532.39
ODINOKIKH, Victor Vasilyevich	RUR 18,750.84
BOGDANOV, Vladimir Dmitriyevich	RUR 14,385.07
NOVOSADOVA, Tamara Valeryevna	RUR 18,327.38
RASHCHEKTAYEVA, Tatyana Victorovna	RUR 19,914.24
GAVRILOVA, Tamara Vasilyevna	RUR 19,264.76

8. Bodies corporate in which the Issuer holds more than 5% of authorised capital

ZAO Titan-Service VSMPO, Belgorod
Registered on 16/10/1993 by Ordinance No 440 issued by Head of the Yakovlevsky district Administration, Belgorod Oblast. Approved by the board of charter members on 12/10/1993.
Place of business and postal address: 7a 60-Let-Oktyabrya St, Belgorod 308600.
VSMPA shareholding: 60%.
Board of directors and collective executive body: N/A.
Executive Director: SEROV, Gennady Mikhailovich.

TOO Titan-Vostok Corporation, Vladivostok.
Registered on 12/12/1994 by Resolution No 1896 made by the enterprise registration authority at the Vladivostok City Administration. Approved by resolution of the First Meeting on 29/08/1994, minutes No 1.
Place of business and postal address: Apt 2, 54A Pologaya St, Vladivostok 690600.
VSMPA shareholding: 51%. Board of directors and collective executive body: N/A.
Executive Director: KASATKIN, Pavel Vasilyevich.

AOZT Titan-Service, Volgograd.
Registered on 15/07/1997 under No 7371 by the Krasnooktyabrsky district Administration, Volgograd.
Approved by the meeting of charter members on 25/12/1993, minutes No 1.
Place of business and postal address: 98 Gorishnogo St, Volgograd 400007.
VSMPA shareholding: 60%. Board of directors and collective executive body: N/A.
Executive Director: KURAPOV, Valery Nikolayevich.

AOZT VSMPO Garment and Knitting Factory, Verkhnyaya Salda.
Registered on 29/08/1994 under No 443 by the Verkhnyaya Salda City Administration.
Place of business and postal address: 13/1 Voronova St, Verkhnyaya Salda 624600, Sverdlovsk Oblast.
VSMPA shareholding: 100%. Board of directors and collective executive body: N/A.
Executive Director: KONOVALENKO, Stanislav Fyodorovich.

AOZT Torgovy Dom Titan, Verkhnyaya Salda.
Place of business and postal address: 61 Engelsa St, Verkhnyaya Salda 624600.
VSMPA shareholding: 58.85%.
Board of directors and collective executive body: N/A.
Executive Director: ZEMLEDUKH-VOLKOVICH, Lidiya Nikolayevna.

AOZT Tandem, Moscow.
Registered on 18/07/1994 under No 706214 by the Moscow Registration Chamber.
Approved by the VSMPA Board of Directors on 22/07/1994, minutes No 1.
Place of business and postal address: Apt 3, 12 Planernaya St, Moscow 123481.
VSMPA shareholding: 100%.
Board of directors and collective executive body: N/A.
Executive Director: MEZENTSEV, Igor Yurievich.

TOO Tirshop, Verkhnyaya Salda.
Registered on 07/12/1992 under No 245 by the Verkhnyaya Salda City Administration.
Incorporated pursuant to the Articles of Association on 12/10/1992.
Place of business and postal address: 36 Engelsa St, Verkhnyaya Salda 624600, Sverdlovsk Oblast.
VSMPA shareholding: 70%.
Board of directors and collective executive body: N/A.
Executive Director: GOLOVANOVA Tatyana Nikolayevna.

AOOT URAL, Verkhnyaya Salda.
Registered on 09/07/1993, series II-ВИ No 245, by the Verkhnyaya Salda City Administration.
Place of business and postal address: 1 Parkovaya St, Verkhnyaya Salda 624600, Sverdlovsk Oblast.
VSMPA shareholding: 51%.
Board of directors: V.S. Shcheporenko (Chairman of the Board), R.K. Iskhakov, D.V. Trifanov, A.I. Grishechkin, L.V. Dubskikh.
Collective executive body: N/A.
Executive Director: ISKHAKOV, Rafkat Kurbangaleyevich.

ASKO-TIRUS-MEDSERVIS insurance company, Verkhnyaya Salda.
Registered by Ordinance No 245 issued by the Mayor of the City of Verkhnyaya Salda on 13/05/1992.
Place of business and postal address: 105 Molodezhny Posyolok St, Verkhnyaya Salda 624600, Sverdlovsk Oblast.
VSMPA shareholding: 30.4%.
Board of directors and collective executive body: N/A.
Executive Director: FEOKTISTOVA, Lidiya Veniaminovna.

AOZT FETIN-S, registered on 03/08/1994, No 04624, series I-ОИ, by the Oktyabrsky distroct Administration, Ekaterinburg.
Place of business and postal address: 5-9 R. Luxemburg St, Ekaterinburg, Sverdlovsk Oblast.
VSMPA shareholding: 99.6%.
Board of directors and collective executive body: N/A.
Executive Director: OKS, Igor Mikhailovich.

ZAO Soyuz VS, Verkhnyaya Salda. Approved by the VSMPA Board of Directors.
Registered by Ordinance No 245 issued by the Deputy Mayor of the City of Verkhnyaya Salda on 07/12/1994.
Place of business and postal address: 1 Parkovaya St, Verkhnyaya Salda 624600, Sverdlovsk Oblast.
VSMPA shareholding: 19% (ordinary shares), 6% (preferred shares).
Board of directors: V.V. Tetyukhin (Chairman of the Board), A.M. Voityakhov, O.R. Leder, A.A. Pechenkin, V.A. Levin, V.I. Vinokurov, A.I. Grishechkin, E.F. Konovalenko, N.G. Pryanichnikov.
Executive Director: VOITYAKHOV, Anatoly Mikhailovich.

There are no other companies in which the Issuer holds more than 5% of the capital.

Nine of the listed above enterprises are subsidiary companies of the Issuer, while ZAO Soyuz VS, Verkhnyaya Salda, and ASKO-TIRUS-MEDSERVIS insurance company, Verkhnyaya Salda, are the issuer-dependent companies.

9. Of the legal entities listed in paragraph 8, ZAO Soyuz VS, Verkhnyaya Salda, holds 54.81% in the Issuer's authorised capital. The Executive Director of ZAO Soyuz VS holds 0.87% in the VSMPA authorised capital. Other companies listed in paragraph 8 do not have any shareholding in the Issuer's authorised capital.

10. VSMPA has no branch and/or representative offices.

11. The Issuer has no other affiliated entities.

12. The Issuer does not participate in any industrial, banking, financial groups, holdings, concerns, and/or associations.

13. Main lines of activity

The VSMPA was established in 1933 as a non-ferrous metal enterprise and specialised in the production of copper-zinc alloy and copper-nickel alloy rolled products. At the time of establishment the enterprise was not an association but merely a plant, and its abbreviated name was VSMOZ.

In 1961 the VSMPA began to develop the manufacture of titanium ingots, and later on, of titanium rolled products. In this connection the association was re-subordinated to the Ministry of Aircraft Industry and kept that status until the USSR disintegration, when it became a basis for formation of a joint-stock company.

From the very establishment the Association was positioned as a kernel metallurgical enterprise for provision of supplies to the aerospace, shipbuilding, chemical, and other industries. The unique equipment configuration enables to manufacture sheet, plate, shapes, tubular products, bars, billets, and forgings made of titanium alloys, and tubular products, shapes, panels, and forgings made of aluminium alloys.

The Issuer cannot be compared with other metallurgical undertakings, as the VSMPA is a unique enterprise in Russia and the CIS that manufactures titanium alloys and titanium alloy products. It is the world largest enterprise producing titanium alloys and titanium alloy products.

The enterprise is planned to develop in the two lines as follows:

- perfection of running production facilities in order to improve the product quality and to reduce unit costs;
- setting up of new production facilities providing for high value added processing of metal products.

In the field of titanium rolled products which is the main line of the Issuer business, it is suggested to keep the trend of increase in the output that was observed for the past 2 – 3 years, as follows:

- in export supplies, due to increased demand for the rolled products for aircraft applications;
- on the domestic market, due to the expansion of application of the titanium rolled products, first and foremost, in the heat power industry.

In the field of aluminium rolled products that suffered substantial setback in production during re-conversion, it is suggested to increase the output due to the manufacture of structural shapes as a new item in the range of manufactured products.

The main line of the Company business is the production of titanium ingots and manufacture of semifinished products made of the titanium ingots. At the same time, VSMPA is a diversified enterprise and engages itself in various lines of activity as listed in Clause 4 of the Memorandum of Association.

Main lines of business and respective proceeds

	1994	1995	1996	1997
Total production, including	100 %	100 %	100 %	100 %
Titanium production	56.8 %	61.5 %	68.8 %	78.2 %
Aluminium production	9.4 %	8.6 %	6.3 %	5.7 %
Ferrotitanium	20.6 %	13.4 %	6.5 %	3.6 %
Steel-making	3.2 %	5.9 %	4.1 %	1.6 %
Non-conventional products	10 %	10.6 %	14.3 %	10.9 %

The main VSMPA-manufactured products are: titanium ingots and titanium rolled products, aluminium rolled products, ferrotitanium, consumer goods.

Export supplies include titanium ingots, billets, bars, sheet, plate, tubular products, titanium alloy forgings, ferrotitanium.

The main suppliers of raw materials are: Berezniki Titanium and Magnesium Works for the titanium production, and Krasnoyarsk Aluminium Plant for the aluminium production.

As much as 72% of total sales accounts for the export supplies to the USA, UK, Germany, France, Italy, Japan, Taiwan, Canada. 28% of total sales goes to the CIS market. The Company has no individual customer accounting for more than 10% of sales proceeds. The sales might be affected by such an adverse factor as ban on the foreign economic activity.

Patents, trademarks, licences relating to the Issuer operations: none.
Commercial concessions: none.

Working capital policy

Working capital is the most mobile part of the company capital. It includes cash, stores and supplies, accounts receivable. In Section II of the balance sheet it is listed as current assets.

The Association pursues the policy of working capital augmentation, as illustrated in the following table.

	1997 Share in the working capital	1996 Share in the working capital
Stores and supplies	62,7	53,2
Accounts receivable	35,5	45,5
Cash and financial investments	1,8	1,3

The decrease in the share of accounts receivable and increase in the share of cash is estimated as positive factor indicating that the current assets become more mobile, which is confirmed by the increase in the share of stores and supplies.

The amount of working capital greatly contributes to the **current liquidity ratio** calculated as follows:

$$\frac{\text{current assets (working capital)}}{\text{short-term liabilities (accounts payable + short-term loans)}}$$

This ratio shows the proportion of current loan liabilities and accounts payable that could be repaid by raising the working capital.

Current liquidity ratio in 1996: 1.610.
Current liquidity ratio in 1997: 1.660.

So, the trend of increase in the current liquidity ratio clearly shows, that is, the rate of rise for short-term liabilities is slower than that for current assets.

Inventory turnover ratio is calculated as:

$$\frac{\text{sales value (form 2, lines 020+030+040)}}{\text{average inventory value (form 1, lines 210+220)}}$$

It indicates the inventory turnover and is characteristic of the rate of inventory turnover, that is, the period of full inventory turnover.

Turnover ratio (in days) is calculated as:

$$\frac{\text{360 days}}{\text{Ratio in days}}$$

	turns	days
1996	2,450	147
1997	1,530	235

The presented data (consolidated over the VSMPA company) were acquired by the shipment accounting method. The trend toward the increase of inventories and of inventory turnover period is evident.

The main factors contributing to the **inventory turnover ratio** are:

1. Stores and supplies turnover ratio:

	turns	days	share in total inventories
1996	6.962	52	43.3%
1997	3.932	92	46.0%

2. Finished product and shipped goods turnover ratio:

	turns	days	share in total inventories
1996	5.947	61	29,0%
1997	5.481	66	27,2%

3. Work in process turnover ratio:

	turns	days	share in total inventories
1996	12.303	29	22,5%
1997	6.929	52	21,8%

The business of the Issuer is not of a seasonal nature.
The Issuer bears no significant future obligations that could affect the Issuer's business.

The Issuer main competitors on international markets are US titanium producing companies Timet, RMI, Oremet. The Issuer carries on and is intending to expand the commercial activity on the markets of the USA, UK, Germany, France, Italy, Japan, Taiwan, Canada, as well as on the markets of Russia and CIS countries.

13. The Issuer is not a party to any legal proceedings that could substantially affect the Issuer's business. The penalties imposed by tax authorities are given in the table below.

Penalties imposed on the Issuer in 1995–1997

Authority	Period under check	Tax payments under check	Tax infringements found	Penalty amount as imposed	Penalty amount as paid
1	2	3	4	5	6
Oblast Tax Inspection Office	1992 – 93	Profit tax	Understated profit	469	469
	1993 – 1994, 1st quarter	VAT, special tax	Unaccounted object of taxation	133	133
	1992 – 1993	Currency law	Understated profit	158	158
1995 SUBTOTAL				760	760
V. Salda City Tax Inspection Office, 1996	1994	VAT	Unaccounted object of taxation	1,083	1,083
	1995	Special tax		157	157
1996 SUBTOTAL				1,240	1,240
V. Salda City Tax Inspection Office, 1997	01.01.1995 – 30.09.1996	Profit tax	Understated profit	1,200	1,200
		Assets tax	Understated tax amount	32	32
Oblast Tax Police	01.01.1997 – 30.09.1997	Profit tax	Understated profit	19,257	0.1
	01.01.1995 – 30.09.1996	Highway tax	Understated tax amount	60	60
		Educational facilities support tax	Understated tax amount	46	46
		Employment fund dues	Understated wages fund	176	176
		Medical insurance fund	Understated wages fund	434	434
		Medical insurance fund	Understated wages fund	273	273
1997 SUBTOTAL				21,478	2,221.1

No other significant administrative penalties were imposed on the Company.

14. The Issuer is not bound by any significant agreements or obligations, i.e. obligations that would exceed 10% of the net assets value.

15. The information contained in the premises is exhaustive, so the Issuer has no other significant details to present.

B. FINANCIAL STANDING OF THE ISSUER

1. Enclosed with this Prospectus are: **annual balance sheets, financial statements** including profit disposition statements for the three fiscal years preceding the date of resolution on securities issue; **1996 financial statement** (as per Supplement 5 to the Standards) and memorandum thereto. The 1996 **Auditor's Report** is also enclosed herewith.

2. Also enclosed herewith are: **annual balance sheet, financial statement** including profit disposition statement, **financial statement** (as per Supplement 5 to the Standards) and memorandum thereto for the 9 months of 1997 (ending with the quarter preceding the date of resolution on securities issue). The **Auditor's Report** for that period is also included.

3. Particulars of formation of and drafts on the reserve fund (RUR thousand)

Year	Allocated	Drawn	
1994	1,039,251	1,039,251	dividend payment
1995	0	0	
1996	623,551	0	no drafts as on 01/01/1998

4. Authorised capital

The Company's authorised capital amounts to RUR 4,157,004,000 divided into 4,157,004 ordinary shares with the par value of RUR 1,000.00 (one thousand) in old roubles or RUR 1.00 (one) in new roubles each. The shares are fully allotted and paid.

As at the time of incorporation the charter members' contributions were as follows:

- Sverdlovsk Oblast Territorial Agency of the RF State Committee for Public Property Management contributed RUR 884,986,000;
- natural persons being the shareholders of the TIRUS closed joint-stock company contributed RUR 3,272,018,000.

The only member whose shareholding exceeds the allowed quota as prescribed by the Antitrust Committee is AO Soyuz VS. The latter acquired 54,81% of shares in the Issuer's capital by prior permission given by the Antitrust Committee.

5. Statement of previous issues

Number and classes of shares to be placed:

- Paperless ordinary registered shares:
  number of shares: 37,891,507;
  par value: RUR 3,891,507,000;
  share in the authorised capital: 93.6%.
- Paperless preferred registered shares, B category:
  number of shares: 265,947;
  par value: RUR 265,497,000;
  share in the authorised capital: 6.4%.

Form of issue: for cash.

State registration No 62-1П-189. The resolution on the issue of securities was registered on 28/04/1993. Registrar: Department of Finance of the Executive Committee at the Sverdlovsk Oblast Soviet of People's Deputies.

The shares were issued in the course of privatisation of the government property held on lease by the collective of workers and employees. All shares are allotted and paid.

The total value of the shares to be allotted at par value is RUR 4,157,004. The total number of the share to be allotted is 4,157,004. The par value per share is RUR 1,000.

Any member holding the ordinary shares in the Company is entitled to:

- freely dispose of the shares held;
- attend the general meetings of shareholders with the right to vote on all the matters within cognisance of the meeting;

- be elected to the Company governing bodies, subject to the regulations and provisions as prescribed by the Russian Federation law, this Memorandum, and other documents of the Company;
- dividends, and, in the event of winding-up, to a share in the Company property, pro rata the number of shares held;
- unrestricted access to the Company records except for the books of account and minutes of the Management Board. The documents/records requested by a member shall be made available at the location of the Management Board within 10 days after the request. Any member has the right to obtain the copies of the documents/records requested for a compensation that shall not exceed the cost of copy making and sending;
- assign all or any part of the member's rights to an agent under a power of attorney;
- request the mailing of the materials to be given to the shareholders in preparation for a general meeting, provided the member's shareholding is more that 1% and subject to the postage compensation;
- request of the share registrar to certify the member's right to the shares by issuing an extract from the share register;
- request that the Company should redeem all or any of the shares held by the member, as prescribed by the Federal Law "On Joint Stock Companies";
- exercise any other rights as provided for by the Russian Federation law, this Memorandum, and resolutions of general meetings of shareholders.

The statement of previous issue of securities was registered by the Sverdlovsk Regional Office of the RF Federal Securities Commission on 24/03/1998.

The dividends for 1994 were paid in the amount of 30% of the par value of shares. No other dividends were ever paid.

The Issuer's securities were only traded on the Russian stock market. The lowest price for the past two years (01/01/1996 – 31/12/1997) was US$ 2.50 or RUR 14.190 (in old roubles). The highest price was US$ 96.00 or RUR 536,328 (in old roubles).

C. PARTICULARS OF SECURITIES TO BE PLACED

The Company issued the shares on the following conditions.

Class of securities: ordinary registered shares.
Form of issue: paperless.

The records of rights to the issuer's securities are maintained by a special Registrar that keeps the Register of holders of the issuer's registered securities. The Registrar particulars are given below.

The total value of issue is RUR 4,157,004,000 (in old roubles) or RUR 4,157,004 (in new roubles).
Total shares to be placed: 4,157,004.
Par value per share: RUR 1.00 (one) (in new roubles).

According to the Memorandum of Association each ordinary share gives holders the equal measure of rights.

Any member holding the ordinary shares in the Company is entitled to:
- freely dispose of the shares held;
- attend the general meetings of shareholders with the right to vote on all the matters within cognisance of the meeting;

- be elected to the Company governing bodies, subject to the regulations and provisions as prescribed by the Russian Federation law, this Memorandum, and other documents of the Company;
- dividends, and, in the event of winding-up, to a share in the Company property, pro rata the number of shares held;
- unrestricted access to the Company records except for the books of account and minutes of the Management Board. The documents/records requested by a member shall be made available at the location of the Management Board within 10 days after the request. Any member has the right to obtain the copies of the documents/records requested for a compensation that shall not exceed the cost of copy making and sending;
- assign all or any part of the member's rights to an agent/agents under a power of attorney;
- request the mailing of the materials to be given to the shareholders in preparation for a general meeting, provided the member's shareholding is more that 1% and subject to the postage compensation;
- request of the share registrar to certify the member's right to the shares by issuing an extract from the share register;
- request that the Company should redeem all or any of the shares held by the member, as prescribed by the Federal Law "On Joint Stock Companies";
- exercise any other rights as provided for by the Russian Federation law, this Memorandum, and resolutions of general meetings of shareholders.

The resolution on the placement of securities was passed by an extraordinary General Meeting of shareholders on 16/01/1998.

The resolution on the issue of ordinary registered shares in the Company was approved by the Board of Directors on 20/02/1998.

The shares of this issue may be only acquired by the Company shareholders, as the shares are issued at the expense of the capital assets revaluation. No statutory limitations on acquisition of the shares are provided for by the Issuer Memorandum of Association.

The Registrar that keeps the record of rights to the Issuer's securities is Vedeniye Reyestrov Kompaniy [*Company Register Keeping*] closed joint-stock company of 28 Lenina Ave, Ekaterinburg 620219, tel. 3432 56 80 22, holder of Licence No 01059 of 20/09/1996, licence sheet series 03 No 000029, issued by the Federal Securities Commission on 21/09/1998.

Method of allotment: the shares shall be allotted to the Company members, pro rata the number of shares held as on the fifth business day following the date of state registration of the issue.

Par value: RUR 1.00 (one) (in new roubles) per share. Allotment price: at par value. The shares shall be paid at the expense of the capital assets revaluation.

Issue proceeds: none.
Underwriters: none.

The method for payment of dividends on ordinary registered shares complies with the RF statutory acts. The interim dividends (if justified by the earnings) are declared by resolution of the Board of Directors. The annual dividends are declared by resolution of the General Meeting of shareholders. The amount of the annual dividend may not exceed the amount as recommended by the Board of Directors. The dividend shall be remitted to the account as indicated by the shareholder.

The dividend income taxation complies with the applicable law in force: for natural persons, at the applicable rates according to the annual income: for legal entities, at the rate of 15% of the income amount. The tax deduction is made by the Issuer as the source of income payment.

D. ADDITIONAL INFORMATION

No limitations/restrictions on circulation of the securities are provided for.

The method for transfer of shares on the secondary market complies with the applicable law in force, that is, the transfer is effected by registration of the relevant transaction with the registering authorities, in particular, the Registrar.

The risk factors that the holders might be exposed to, may include the following:

- political factors: ban on the foreign economic activity;
- economic factors: the Issuer depends on the financial and economic standing of the Avisma company, Berezniki, as the latter is practically the sole supplier of titanium raw materials for the Issuer;
- social factors: being the only major enterprise in town, the Issuer is reluctantly bound to keep the jobs beyond the actual production requirements, to avoid mass public discontent and difficulties in pursuing the normal course of business;
- environmental factors: the Issuer's production is environmentally safe, however, being located in the relative vicinity of the Beloyarsk nuclear power plant the Company may be exposed to the effects of possible emergency situations;
- technical factors: interruptions in power supply.

No further information, other particulars or conditions stipulating the status of securities holders etc. is available.

The Issue Prospectus is drawn up by:

V.P YACHMENEV
Director for Finance and Economics

Ye.A. FABRITSKAYA
Head of Legal Department

Annex No 1
to Issue Prospectus

CONFIDENTIAL

BALANCE SHEET
(CONSOLIDATED)

as on 1 January 1995

			CODES
		Form No 1 per OKUD	710001
		Date (year, month, day)	
Enterprise (organisation)	VSMPA OJSC	per OKUPO	
Industry (field of activity)	Metal manufacture	per OKONKh	
Government property management authority	RF Committee for Metallurgy	per OKPO	
Unit: RUR thousand	Checksum		

Address V. Salda, Sverdlovsk Oblast

Date sent	
Date received	
Date of submission	

ASSETS		line code	as at the beginning of the year	as at the end of the year
I. CAPITAL ASSETS AND OTHER NON-CURRENT ASSETS				
Intangible assets: initial value	(04)	10		7,435
wear and tear	(05)	11		2,800
residual value		12		4,635
Capital assets: gross book value*	(01, 03)	20	425,171,512	427,144,915
wear and tear*	(02)	21	264,850,071	270,458,230
net book value		22	160,321,441	156,686,685
Equipment to be installed	(07)	30	2,893,244	3,479,167
Investments in progress	(08)	40	26,516,971	34,179,200
Long-term financial investments	(06)	50	175,449	6,457,719
Settlements with charter members	(75)	60	—	0
Other non-current assets		70	—	1,050,734
Section I SUBTOTAL		80	189,907,105	201,858,140
II. INVENTORIES AND COSTS				
Production stock	(10, 15)	100	16,151,125	41,113,874
Animals in breeding and fattening	(11)	110	110,672	460,221
Low-value and wearing items				
initial value*	(12)	120	2,069,861	5,722,722
wear and tear*	(13)	121	1,062,519	3,026,120
residual value		122	1,007,342	2,696,602
Work in process (20, 21, 23, 29, 30, 44)		130	11,949,982	23,653,237
Deferred expenses	(31)	140	21,064	280,957
Finished products	(40)	150	3,438,636	15,285,688
Goods	(41)	162	479,702	898,284
VAT on acquired valuables	(19)	175	757,381	5,159,156
Other inventories and costs		176	—	0
Section II SUBTOTAL		180	33,915,904	89,548,019
III. FACILITIES, ACCOUNTS, AND OTHER ASSETS				
Shipped products	(45)	199	14,149,778	53,724,801
Accounts receivable for goods, works, services	(62, 76)	200	—	735,525
promissory notes accepted	(62)	210	—	0
accounts receivable from subsidiaries	(78)	220	—	0
from budget	(68)	230	—	115,459
from personnel, by miscellaneous operations	(73)	240	1,305	3,716
from other debtors		250	1,691,303	12,392,239
Down payments made to suppliers and contractors	(61)	260	5,633,108	37,624,969
Short-term financial investments	(58)	270	250,000	1,340,000
Facilities: cash	(50)	280	39,499	62,595
settlement bank account	(51)	290	467,478	1,586,451
foreign exchange account	(52)	300	3,556,368	1,677,443
other facilities (55, 56, 57)		310	1,888,446	2,175,412
Other current assets		320	40,672	519,865
Section III SUBTOTAL		330	27,717,957	111,958,475
Losses: previous years	(87)	340	—	0
current year		350	—	466,010
TOTAL (080, 180, 330, 340, 350)		360	251,540,966	403,830,644

LIABILITIES AND CAPITAL		line code	as at the beginning of the year	as at the end of the year
I. OWN FUNDS				
Authorised capital	(85)	400	4,157,004	4,157,004
Capital increase	(85)	401	159,769,296	240,525,475
Capital reserve	(85)	402		0
Reserve fund	(86)	410	623,550	0
Accumulation funds	(88)	420	50,261,745	16,920,916
Special-purpose funding and proceeds	(96)	430	476,865	604,090
Rental liabilities	(97)	440		0
Previous years retained profit	(87)	460	67,492	91,699
Accounting year profit *	(80)	470		113,430,666
allocated profit*	(81)	471		113,695,966
accounting year retained profit		472		
Section I SUBTOTAL		480	215,355,952	262,299,184
II. ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Long-term bank loans	(92)	500	1,778,440	6,904,000
Long-term loans	(95)	510	250,000	0
Short-term bank loans	(90)	600		3,461,258
Bank loans to employees	(93)	610	3,176	4,326
Short-term loans	(94)	620		0
Accounts payable for goods, works, services	(60)	630	20,707,666	27,966,022
promissory notes issued	(60)	640		0
salaries and wages	(70)	650	640,893	424,446
social insurance and services	(69)	660	475,256	2,114,679
property and personal insurance	(65)	670	47	11,333
to subsidiaries	(78)	680		0
off-budget payments	(67)	690	191,274	63,324
to budget	(68)	700	6,728,792	55,615,232
to other creditors		710	4,942,773	8,143,186
Down payments from purchasers and customers	(64)	720	24,896	12,835,183
Accounts payable to charter members	(75)	725		0
Deferred earnings	(83)	730	173,310	23,983,409
Consumption funds	(88)	735	92,604	24
Provision for impending costs and payments	(89)	740		0
Provision for doubtful debts	(82)	750	30,721	5,038
Other short-term liabilities		760	145,166	0
Section II SUBTOTAL		770	36,185,014	141,531,460
TOTAL (line 480 + line 770)		780	25,154,096	40,383,064

*These lines are not included in the statement currency

C.E.O. Chief Accountant

Annex No 2
to Issue Prospectus

Confidential

FINANCIAL STATEMENT AND PROFIT DISTRIBUTION STATEMENT

(consolidated)

			Codes
		Form No 2 per OKUD	0710002
1 January 1994 – 1 January 1995		Date (year, month, day)	
Organisation	VSMPA OJSC	per OKPO	7510017
Industry (field of activity)	Metal manufacture	per OKONKh	12130
Legal form	Joint-stock company	per KOPF	16
Government property mamagement authority		per OKPO	
Unit: RUR thousand		per SOEI	0372
		Checksum	

II. FINANCIAL STATEMENT

Indicator	Line code	Profit	Loss (Expenditure)
Product/service/work sales proceeds (gross receipts)	10	265,564,171	—
VAT and special tax	15	—	36,494,398
Excise duties	20	—	
Export duties	30	—	
Production costs for products/services/works sold	40	—	115,720,714
Net cash flow from sales of products/services/works	50	113,349,059	0
Net cash flow from other sales	60	4,181,338	0
Non-sale operations receipts and expenditures including:	70	9,673,099	13,973,540
securities and share participation in joint ventures	71	881,940	—
switch rate in foreign exchange transactions	72	2,298,195	
	73	0	0
Profit and loss total	80	127,203,496	13,973,540
Profit/loss balance	90	113,229,956	0

III. PROFIT DISTRIBUTION

Indicator	Line code	As at the end of the period
Budgetary payments	200	39,709,286
Capital reserve and reserve fund allocations	210	415,701
Diverted to: accumulation funds	220	8,658,000
consumption funds	230	22,790,542
charity	250	14,001
other purposes	260	42,108,436

C.E.O. Chief Accountant

Annex No 3
to Issue Prospectus

CONFIDENTIAL

BALANCE SHEET
(CONSOLIDATED)

as on 1 January 1996

			CODES
		Form No 1 per OKUD	710001
		Date (year, month, day)	
Enterprise (organisation)	VSMPA OJSC	per OKUPO	7510017
Industry (field of activity)	Metal manufacture	per OKONKh	12130
Government property management authority		per KOPF	16
Unit: RUR thousand	Checksum	per OKPO	

Address V. Salda, Sverdlovsk Oblast

Date sent	
Date received	
Date of submission	

ASSETS		line code	as at the beginning of the year	as at the end of the year
I. CAPITAL ASSETS AND OTHER NON-CURRENT ASSETS				
Intangible assets: initial value	(04)	10	7,435	107,491
wear and tear*	(05)	11	2,800	25,035
residual value		12	4,635	82,456
Capital assets: gross book value*	(01, 03)	20	1,639,375,462	1,592,373,906
wear and tear*	(02)	21	856,520,451	839,778,093
net book value		22	782,855,011	752,595,813
Equipment to be installed	(07)	30	6,945,420	4,360,879
Investments in progress (08, 61)	(08)	40	118,308,917	88,370,969
Long-term financial investments	(06)	50	6,457,719	8,110,816
Settlements with charter members	(75)	60	—	0
Other non-current assets		70	1,050,734	764,194
Section I SUBTOTAL		80	915,622,436	854,285,127
II. INVENTORIES AND COSTS				
Production stock (10, 15, 16)		100	41,113,874	106,223,831
Animals in breeding and fattening	(11)	110	460,221	1,436,256
Low-value and wearing items				
initial value* (12, 16)		120	5,722,722	28,066,720
wear and tear*	(13)	121	3,026,120	20,461,588
residual value		122	2,696,602	7,605,132
Work in process (20, 21, 23, 29, 30, 36, 44)		130	23,653,237	63,321,726
Deferred expenses	(31)	140	280,957	156,482
Finished products	(40)	150	15,285,688	76,909,398
Goods	(41)	162	898,284	2,736,977
VAT on acquired valuables	(19)	175	5,159,156	7,399,095
Other inventories and costs	(43)	176	—	9,333,986
Section II SUBTOTAL		180	89,548,019	275,122,883
III. FACILITIES, ACCOUNTS, AND OTHER ASSETS				
Shipped products	(45)	199	53,724,801	144,754,361
Accounts receivable for goods, works, services	(62, 76)	200	735,525	4,631,225
promissory notes accepted	(62)	210	—	0
accounts receivable from subsidiaries	(78)	220	—	0
from budget	(68)	230	115,459	1,929,089
from personnel, by miscellaneous operations	(73)	240	3,716	15,650
from other debtors		250	12,392,239	23,435,818
Down payments made to suppliers and contractors	(61)	260	37,624,969	37,254,104
Short-term financial investments	(58)	270	1,340,000	0
Facilities: cash	(50)	280	62,595	39,321
settlement bank account	(51)	290	1,586,451	137,470
foreign exchange account	(52)	300	1,677,443	2,356,849
other facilities (55, 56, 57)		310	2,175,412	4,153,363
Other current assets		320	519,865	1,060,693
Section III SUBTOTAL		330	111,958,475	219,767,943
Losses: previous years	(87)	340	466,010	0
current year		350	0	0
TOTAL (080, 180, 330, 340, 350)		360	1,117,594,940	1,349,175,953

LIABILITIES AND CAPITAL		line code	as at the beginning of the year	as at the end of the year
I. OWN FUNDS				
Authorised capital	(85)	400	4,157,004	4,157,004
Capital increase	(87)	401	634,649,863	648,769,263
Capital reserve	(86)	402		0
Accumulation funds	(88)	420		0
Social fund	(88)	425	336,560,824	337,996,439
Special-purpose funding and proceeds	(96)	430	604,090	540,030
Rental liabilities	(97)	440		0
Previous years retained profit	(87)	460	91,699	0
Accounting year profit *	(80)	470		268,520,602
allocated profit*	(81)	471		268,520,602
accounting year retained profit		472		0
Section I SUBTOTAL		480	976,063,480	991,462,736
II. ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Long-term bank loans	(92)	500	6,904,000	20,166,000
Long-term loans	(95)	510	0	5,400,000
Short-term bank loans	(90)	600	3,461,258	32,004,567
Bank loans to employees	(93)	610	4,326	18,353
Short-term loans	(94)	620	0	0
Accounts payable for goods, works, services	(60)	630	27,966,022	111,220,487
promissory notes issued	(60)	640	0	1,050,000
salaries and wages	(70)	650	424,446	1,239,457
social insurance and services	(69)	660	2,114,679	20,828,547
property and personal insurance	(65)	670	11,333	164,515
to subsidiaries	(78)	680	0	0
off-budget payments	(67)	690	63,324	8,934,610
to budget	(68)	700	55,615,232	118,251,403
to other creditors		710	8,143,186	20,037,907
Down payments from purchasers and customers	(64)	720	12,835,183	18,308,091
Accounts payable to charter members	(75)	725	0	0
Deferred earnings	(83)	730	23,983,409	89,280
Consumption funds	(88)	735	24	0
Provision for impending costs and payments	(89)	740	0	0
Provision for doubtful debts	(82)	750	5,038	0
Other short-term liabilities		760	0	0
Section II SUBTOTAL		770	14,153,146	357,713,217
TOTAL (line 480 + line 770)		780	11,175,949	134,917,595

*These lines are not included in the statement currency

C.E.O. Chief Accountant

Annex No 4
to Issue Prospectus

Confidential

FINANCIAL STATEMENT AND PROFIT DISTRIBUTION STATEMENT
(consolidated)

			Codes
		Form No 2 per OKUD	0710002
1 January 1995 – 1 January 1996		Date (year, month, day)	
Organisation	VSMPA OJSC	per OKPO	7510017
Industry (field of activity)	Metal manufacture	per OKONKh	12130
Legal form	Joint-stock company	per KOPF	16
Government property mamagement authority		per OKPO	
Unit: RUR thousand		per SOEI	0372
		Checksum	

1. FINANCIAL STATEMENT

Indicator	Line code	Profit	Loss (Expenditure)
Product/service/work sales proceeds (gross receipts)	10	711,002,833	—
VAT and special tax	15	—	87,192,177
Excise duties	20	—	50,658
Export duties	30	—	1,140,634
Production costs for products/services/works sold	40	—	375,001,833
Net cash flow from sales of products/services/works	50	247,617,531	0
Net cash flow from other sales	60	12,063,728	0
Non-sale operations receipts and expenditures including:	70	55,459,972	46,620,629
securities and share participation in joint ventures	71	619,744	—
switch rate in foreign exchange transactions	72	25,271,500	6,493,333
	73	0	0
Profit and loss total	80	315,141,231	46,620,629
Profit/loss balance	90	268,520,602	0

2. PROFIT DISTRIBUTION

Indicator	Line code	As at the end of the period
Budgetary payments	200	85,776,189
Capital reserve and reserve fund allocations	210	0
Diverted to: accumulation funds	220	35,285,278
consumption funds	230	93,857,138
charity	250	104,090
other purposes	260	53,497,907

C.E.O. Chief Accountant

Annex No 5
to Issue Prospectus

CONFIDENTIAL

Supplement 1
to Order No 97 issued by the RF Ministry of Finance on 12 November 1996. Approved by Russian Federation Ministry of Finance for 1996 records of account

BALANCE SHEET
(Consolidated by shipment)

as on 1 January 1997

			CODES
		Form No 1 per OKUD	0710001
		Date (year, month, day)	
Enterprise (organisation)	VSMPA OJSC	per OKUPO	7510017
Industry (field of activity)	Metal manufacture	per OKONKh	12130
Government property management authority		per KOPF	16
		per OKPO	
Unit: RUR thousand	Checksum	per SOEI	372

Address V. Salda, Sverdlovsk Oblast

Date sent	
Date received	
Date of submission	

ASSETS	Line code	As at the beginning of the year	As at the end of the year
1.NON-CURRENT ASSETS			
Intangible assets (04,05)	110	82,456	207,601
including:			
organisational costs	111	0	0
patents, licences, trademarks, service marks, other similar rights and assets	112	82,456	207,601
Capital assets (01, 02, 03)	120	15,857,544	14,939,654
including:			
land and nature management objects	121	0	0
buildings, machinery, equipment and other capital assets	122	15,857,544	14,939,654
Construction in progress (07, 08, 61)	130	92,731,848	20,385,295
Long-term financial investments (06, 82)	140	8,110,816	8,008,694
including:			
in subsidiary companies	141	2,618,250	2,307,746
in dependent companies	142	0	0
in other organisations	143	0	0
loans granted to organisations for terms longer than 12 months	144	460	0
other long-term financial investments	145	5,492,106	5,700,948
Other non-current assets	150	764,194	706,052
Section I SUBTOTAL	190	16,874,437	17,067,407
II. CURRENT ASSETS			
Inventories	210	41,247,814	40,928,305
including:			
raw materials, supplies, and other similar valuables (10, 15, 16)	211	10,622,383	17,069,799
animals in breeding and fattening (11)	212	1,436,256	2,158,653
low-value and wearing items (12,13)	213	7,605,132	19,458,057
expenses for work in process (circulation costs) (20, 21, 23, 29, 30, 36, 44)	214	72,655,712	94788,205
finished products and resale commodities (40, 41)	215	79,646,375	82,304,028
shipped products (45)	216	14,475,436	39,661,419
deferred expenses (31)	217	156,482	214,700
other inventories and costs	218		
VAT on acquired valuables (19)	220	7,399,095	11,561,935
Accounts receivable beyond 12 months after accounting date including	230	0	0
from purchasers and customers (62,76)	231	0	0
promissory notes for payment (62)	232	0	0
from subsidiary and dependent companies (78)	233	0	0
down payments made (61)	234	0	0
other debtors	235	0	0
Accounts receivable within 12 months after accounting date including:	240	68,326,579	36,030,245
from purchasers and customers (62,76)	241	4,631,225	31,732,694
promissory notes receivable (62)	242	0	0
from subsidiary and dependent companies (78)	243	0	0
authorised capital contributions due from charter members (75)	244	0	0
down payments made (61)	245	37,254,104	37,085,755
other debtors	246	26,441,250	5,889,759
Short-term financial investments	250	247,901	272,750
including: investments in dependent companies	251	0	0
treasury shares	252	247,901	0

other short-term financial investments	253	0	272,750
Facilities	260	6,439,102	9,657,311
including:			
cash (50)	261	39,321	77,168
settlement accounts (51)	262	137,470	346,366
foreign exchange account (52)	263	2,356,849	120,440
other facilities (55, 56, 57)	264	3,905,462	9,113,337
Other current assets	270	0	0
Section II SUBTOTAL	290	49,489,082	79,107,750

III. LOSSES

Previous years outstanding losses (88)	310	0	0
Accounting year losses	320	0	0
Section III SUBTOTAL	390	0	0
TOTAL (line 190 + line 290 + line 390)	399	21,823,345	24,978,182

LIABILITIES AND CAPITAL	Line code	As at the beginning of the year	As at the end of the year

IV. CAPITAL AND PROVISIONS

Authorised capital (85)	410	4,157,004	4,157,004
Capital increase (87)	420	16,289,947	18,069,830
Capital reserve (86)	430	0	623,551
including:			
statutory reserve funds	431	0	623,551
reserve funds as per corporate constituent documents	432	0	0
Accumulation funds (88)	440	0	0
Social fund (88)	450	19,092,951	15,075,199
Special-purpose funding and proceeds (96)	460	540,030	37,904
Previous years retained profit (88)	470	0	0
Accounting year retained profit	480	0	0
Section IV SUBTOTAL		18,246,213	19,625,535

V. LONG-TERM LIABILITIES

Borrowed funds (92, 95)		25,566,000	37,475,254
including:			
due beyond 12 months after accounting date	511	20,166,000	32,075,254
other loans due beyond 12 months after accounting date	512	0	0
Other long-term liabilities	520	0	0
Section V SUBTOTAL	590	25,566,000	37,475,254

VI. SHORT-TERM LIABILITIES

Borrowed funds (90,94)	610	32,004,567	40,772,919
including:			
bank loans due within 12 months after accounting date	611	12,384,000	31,342,344
other loans due within 12 months after accounting date	612	0	0
Accounts payable	620	30,005,337	45,055,694
including:			
to suppliers and contractors (60, 76)	621	11,122,048	18,524,470
promissory notes due (60)	622	1,050,000	800,000
to subsidiary and dependent companies (78)	623	0	0
salaries and wages (70)	624	1,239,457	695,833
social security and services (69)	625	20,828,547	34,261,678
to budget (68)	626	11,825,140	12,773,908
down payments received (64)	627	18,308,091	18,164,266
other creditors	628	29,155,385	83,651,375

Dividend settlements (75)	630	0	0
Deferred revenues (83)	640	89,280	380,841
Consumption funds (88)	650	0	0
Provision for impending costs and payments (89)	660	0	6,079,000
Other short-term liabilities	670	0	0
Section VI SUBTOTAL	690	33,214,721	49,778,950
BALANCE (line 490 + line 590 + line 690)	699	2,183,345	24,978,182

C.E.O. Chief Accountant

Annex No 6
to Issue Prospectus

Confidential

Approved by Russian Federation Ministry of
Finance for 1996 records of account

FINANCIAL STATEMENT
(Consolidated)

			Codes
1 January 1996 – 1 January 1997		Form 2 per OKUD	0710002
		Date (year, month, day)	
Organisation	VSMPA OJSC	per OKPO	7510017
Industry (field of activity)	Metal manufacture	per OKONKh	12130
Legal form	Joint-stock company	per KOPF	16
Government property management authority		per OKPO	
		per SOEI	
Unit:	RUR thousand		
	Checksum		

Indicator	Line code	For the accounting period	For the same last year period
Net sales proceeds from commodities, products, works, services (less VAT, excise duties, and other compulsory payments)	10	1,285,016,585	
Cost of commodities, products, works sold	20	951,858,362	
Commercial costs	30	78,136,345	
Administration costs	40	0	
Sales profit/loss (lines 10 – 20 – 30 – 40)	50	255,021,878	
Interest receivable	60	0	
Interest payable	70	0	
Income from participation in other organisations	80	140,397	
Other operating income	90	17,481,614	
Other operating expenses	100	8,019,787	
Profit/loss from financial and economic activity (lines 50 + 60 – 70 + 80 + 90 – 100)	110	264,624,102	
Other non-sale receipts	120	44,360,842	
Other non-sale expenditures	130	52,644,384	
Accounting period profit/loss (lines 110 + 120 – 130)	140	256,340,560	
Profit tax	150	43,741,580	
Diverted funds	160	212,598,980	
Accounting period retained profit/loss (lines 140 – 150 – 160)	170	0	

Note. As the previous year values are incommensurable with those presented above due to change in accounting policy, column 4 is not filled out.

C.E.O. Chief Accountant

Annex No 7
to Issue Prospectus

1996 Financial Statement

(as per Supplement 5 to the Standards)

No	Indicator	Line	Value
1	Accounting year loss/profit	10	256,340,560
2	Administration costs	20	0
3	Expenditures out of the profit remained at the enterprise disposal, social and accumulation funds	30	180,372,898
4	Profit tax	40	43,741,580
5	Out-of-profit payments to budget	50	32,226,082
6	Net profit	60	0

V.P. Yachmenev
Finance and Economics Director

T.V. Novosadova
Chief Accountant

Annex # 8
to Issue Prospectus

Auditor's conclusion for 1996

AUDITING FIRM CONCLUSION

Limited liability company "Audit-Trading Firm" has carried out audit of accounting reports of open joint-stock company "Verkhnesaldinskoye Metallurgical Production Association" (VSMPA) as on January 1, 1997 and for the period of 1996 prepared in accordance with regulations on keeping accounts, drawing up and provision of accounting reports established by the Ministry of Finance of the Russian Federation.

Responsibility for proper accounting and preparation of the given report, internal control state, and also observance of the Russian Federation law in force shall be borne by the top management of the joint-stock company. Our duty shall be to express opinion on trustworthiness of the given reports in all basic aspects on the basis of audit carried out.

We carried out the audit in accordance with the Decree of the President of the Russian Federation "On Auditing Activity in the Russian Federation" of December 22, 1993 No. 2263, "Temporary Regulations of Auditing Activity in the Russian Federation"
approved by the mentioned Decree, and taking into account the requirements of the Ministry of Finance of the Russian Federation (MFRF). The audit was planned and carried out with regard to basic statements of international auditing standards with a view to obtain sufficient assurance that the provided reports do not contain major distortions. The audit included selection check of accounts data of the joint-stock company. We consider the audit carried out to give sufficient grounds to express an opinion on trustworthiness of the given reports.

In our opinion, the reports attached to this Conclusion are trustworthy, i.e. prepared so as to ensure reflection of the joint-stock company assets and liabilities in all major aspects as on January 1, 1997 and financial effects of its activity for 1996 with regard to requirements of standard acts of the Russian Federation currently in force.

7/97

March 14, 1997

General Director of
"Audit-Trading Firm", Ltd.
M.M. Rapoport
Certified by Official round seal of
VSMPA /signature/

Annex # 9
to Issue
Prospectus

EXPLANATORY NOTE to BALANCE for 1996

1. General Information

1. Audit of financial-and-economical activity and accounts for 1996 was carried out by "Audit-Trading Firm", Moscow

Data on the auditor
Limited liability company "Audit-Trading Firm"
Certificate of the Moscow Registration Chamber, series 3-2, registration # 524763 of November 17, 1992. Licence for conducting general audit # 006516 of June 17, 1996. The Russian Federation, 117571 Moscow, 111, Vernadskiy avenue, office 13, Telephones: 2060975, 9169525. Fax: 4335120.

2. Accounting policy of VSMPA was adopted for each year proceeding from generally accepted accounting rules and terms of economic management and following requirements stated in accounting rules (PBU 1\94).

a) Sales record method – prior to July 1996, sales income was recorded in terms of payment both in accounting and for taxation purposes. With issue of MF RF Order # 31 of 27.03.96, sale proceeds of goods, products, works, services for evaluation of financial results (effects) are computed by the time of shipment. For taxation purposes, the policy remains previous – as payment is received.

b) Evaluation method of actual cost of inventory resources writing-off: production resources are evaluated in terms of planned-accounting price using accounts 10 and 16.
Write-off to production is effected in terms of planned-accounting prices plus a share of deviations falling at a quantity of materials used up (as estimated).

c) Order of management expenses write-off:
General-production expenses are subject to write-off at the end of reporting period to D 20 of account "Basic Production" and 23 "Auxiliary Production" with subsequent distribution between the calculation objects pro rata to direct expenses.
General-economic expenses were divided into conditionally fixed ones. Conditionally fixed expenses at the end of each reporting period are completely written off to the results of products sale for the given period.
The sum of commercial expenses is written off from account 43 "Commercial Expenses" to D of account 46 "Products (works, services) sale";

d) Order of depreciation charge:
- of basic funds:

depreciation deductions were effected in accordance with "Regulations on the Order of Depreciation Deductions for Basic Funds in National Economy" basing on "Standard Norms of Depreciation Deductions for Basic Funds of National Economy".

- of little-value and wearing subjects (LVWS): on transfer of LVWS from storage to putting into operation, wearing charge amounts to 100 % of original cost of LWS being transferred.

Division of means of labour into basic and little-value subjects was performed at the lower limit of basic means value established in a centralized manner.

e) Order of formation of funds:
According to standards confirmed by the head of the enterprise, the following funds shall be formed:

1) a fund for bonus payment for long service;
2) a reserve for forthcoming payment of leaves;
3) a reserve of charges for repair of basic funds.

According to Regulations on open joint-stock company, a surplus fund has been established. Accumulation and consumption fund is also being established.

f) Other essential elements of accounting policy:
In 1997, record-keeping of release of finished products was introduced using account 37 at standard cost.
Consolidated reporting of VSMPA for 1996 was not made in view of essential distinctions in accounting policies of subsidiary enterprises and their insignificant share in the volume of incomes of the Association.

2. Additional financial information

1. Basic Funds (BF). Information on initial (replacement) cost of permanent assets and the value of charged depreciation for 1994-1995 is reflected in the balance sheets given in the Issue Prospectus. For 1996, this information is given in the following table. **The cost of basic funds as on 01.01.97** is given in the following table:

in million roubles

Name	Book value (BV)	Depreciation
Utility	1242250	400208
Structures	284215	144002
Transmission mechanisms	238843	179414
Machinery and equipment	1636610	1298926
Transport	82677	25736
Tools, industrial & household implements	5453	3783
Other kinds of BF	165014	72837
SUM TOTAL:	3655062	2124906

The results of revaluation of **basic funds** carried out using **factors of Goskomstat of RF** are reflected in the following table:

in million roubles

Name	As on 01.01.94				As on 01.01.95				As on 01.01.96			
	Prior to revaluation		After revaluation		Prior to revaluation		After revaluation		Prior to revaluation		After revaluation	
	BV*	DV**	BV	DV	BV	DV	BV	DV	BV	DV	BV	DV
Sum total:	19040	9204	425172	160180	427145	156878	1639375	782804	1592374	771463	4450661	2271542
Incl.main type of activity вид деятельности	17821	8371	398727	144487	396656	137782	1221278	451513	1294267	544827	3407779	1462127
Non-prod BF	1219	833	26445	15693	30489	19096	418097	331291	298107	226636	1042882	809415

* BV – book value

** DV - depreciated value

The card file of basic funds in view of its big volume is given in Annex # 1 to the Explanatory Note for 9 months of 1997. As distinctions of the data as on 01.01.97 and 01.10.97 are insignificant , this information is not attached to this Explanatory Note due to its big volume.

The constitution and cost of real estate of the issuer due to big information volume is given in full in Annex # 2 to the Explanatory Note for 9 months of 1997 (the last quarter before the decision making on the issue of securities). As distinctions of the data as of 01.01.97 and 01.10.97 are insignificant, this information is not attached to this Explanatory Note due to its big volume.

Data on land tenure – Annex # 1 to this Explanatory Note.

Data on outstanding construction are given in Annex # 2, data on revaluation of real estate for three years – Annexes # 3 - 5 to this Explanatory Note.

Revaluation of the outstanding construction was carried out using **factors of Goskomstat of the RF**. No independent valuation was carried out.

The value of intangible assets of the issuer as on 01.01.97 is given in the following table:

Name	Book Value	Depreciation
Rights to using natural resources	1.0	0.1
Licencies	24.5	12.9
Software	89.7	60.7
Rights to establishments of industrial property	0.6	0.2
Rights to using areas/land	165.8	-
Others	0.4	0.4

TOTAL:	282.0	74.3

Financial investments which make more than **10 %** of all its financial investments on 01.01.1997 are those in the closed joint-stock company "SOYUZ- VS", the town of Verkhnyaya Salda, and they amount to 1.500.000.000 RUR, namely the cost of shares numbering 1.500.000 pieces of face value 1.000 roubles each in «back» prices, the number of the state registration of the release being 62-1-1020. According to the balance, 10 % of the sum make 845.507.400 RUR (the sum by balance – 8.455.074.000 RUR). These shares have no quotations at RCSE* or at any other official trading system. Purchase - sale within the company is executed at the price of 35-40 roubles per piece (in «new» prices). A reserve for depreciation was not built up.

The issuer conducts no joint activity.

Data on little-value and wearing subjects (LVWS): account # 12 – 40.939.944 thousand roubles; account # 13 – 21.761.059 thousand roubles.

The cost of goods shipped against vendor contracts as on 01.01.97 in release prices has made 54.017.589.678 roubles. **The cost of goods shipped against consignment contracts** in release prices has made 1.341.020.142 roubles. Total:
roubles.

Data on debt receivable and accounts payable, on money resources are given in Annexes # 6 – 15 to this Explanatory Note.

Doubtful debts reserve was not built up.

Stock fund for the personnel of the enterprise was not built up.

No losses for the period of activity of the issuer took place.

Director on economics & finance	/signature/	V.P. Yachmenev
Chief Accountant	/signature/	T.V.Novosadova

Official round seal of VSMPA

---

*RCSE – Russian Commodity & Stock Exchange

Annex # 1
To Explanatory Note for 1996

Data on land (land areas are not owned) as on 01.01.97

FACILITIES	AREA		Rate (RUR/m) (with indexing, factor = 2.0)	TAX TOTAL (RUR)
	by VSMPA's estimate, m	by STI*'s estimate, ha		
Within the town boundaries				
1. Site "A"	1305697	130,6	4200000	
2.Shop Sites # 9, 17, 26, 40, 61	249602	24,96	4200000	
3. Pumping plant, water rot. of shop 31	23210	2,32	4200000	
4. Parking place by "Vostochnaya" stat.	1256	ОДЗ	4200000	
5. Site "B"	1182935	118,3	4200000	
6 House-building plant (HBP)	111985	11,2	4200000	
7. Pig-breeding farm	79319	7,9	4200000	
8. Meat-processing house (MPH)	4707	0,47	4200000	
9. Asphalt-concrete plant	8672	0,87	4200000	
10. Shop 41 "Vtortitan"	26512	2,65	4200000	
11. Waste disposal plant of shop 21	3262	0.33	4200000	
12. Shop 48	32139	3,21	4200000	
13. Shop 50	19542	1,95	4200000	
14.Warehouse of crushed stone and coal	10457	1,05	4200 000	
15. Warehouse of haydite waste	864	0,09	4200000	54852000
16. Parking place by HBP	1530	0,15	4200000	10483200
17. Warehouse of scrap	4800	0,48	4200000	9744000
18. Titanium scrapyard	16604	1,66	4200000	546000
19. Industrial water flood	1000	1,0	4200000	49686000
20. Open pit of brick clay	-	13,0	4200000	47040000
21. Open pit of haydite clays	-	0,47	4200000	33180000
TOTAL:		322,79		1974000
				3654000
OTHER LAND AREAS				11130000
22. Stables	1108	1,0	4200000	1386000
23. Public catering department	20673	2,07	4200000	13482000
24. Department of technical training	2594	0,26	4200000	8190000
25. Greenhouse	55374	5,54	4200000	4410000
26. Canteens "Uralskaya", "Yunost"	-	0,76	4200000	378000
27. Motor roads	-	3.5	4200000	630000
28. Rest home "Sosnovka"	-	9,47	4200000	2016000
29. Recreation house "Tirus"	-	3,55	4200000	6972000
30 Skiing & skiing-roller track		1,26	4200000	4200000
31. Trading floor (market-place)	1000	1,0	4200000	54600000
32. Mini-brewery	1174	0.118	4200000	1974000
TOTAL:		28,528		13557180
SUM TOTAL:		351,318		
				4200000
				8694000
				1092000
				23268000
				3192000
				14700000
				39774000
				14910000
				5292000

*STI – State Tax Inspection

				4200000 495600 119817600 1475535600
Outside the town 1 Sludge collector	3669000	366,9	420000	154098000
Agricultural lands				
1. Tillage	-	844,0	5220	4405680
2. Hayfields & cattle-runs	-	673,0	946	636658
3. Cattle-runs		4	766	3064
4. Forests	-	5941,0	1020	5600820
TOTAL:		7462,0		10646222
SUM TOTAL (excl. aerodrome)				1640279822
Within the town of Nizhnyaya Salda				
1. Aerodrome (in N. Salda)	450000	48,6	3600000	174960000
All land areas are taken on lease				

Director on economics & finance /signature/ V.P. Yachmenev
Chief Accountant /signature/ T.V.Novosadova
Official round seal of VSMPA

Annex # 2
to Explanatory Note for 1996

Work-in-process of JSC "VSMPA" as on Jan. 1, 1997

Name of construction, starting complexes, technological stages, separate stages and kinds of work	Build.- and assembly jobs, remainder	Equipment, remainder	Others, remainder	Design works, remainder	Total
1	2	3	4	5	6
I. Industrial construction					
Bldg 1. Press-die	8354643944	5807581017	93479068	35332668	14291036697
Bldg 2. Forging press area	642377315	715923572	10431111	2738971	1371470969
Bldg 2. Heat exchangers area	1233864917	8664105			1242529022
Bldg 4E. Welded pipes production shop	40069245431	260165052	514605344	162128208	41006144035
Bldg 4E.. Plant UKK-9					
Temporary customs warehouse					
Bldg 45.Building sections and structures production shop	9392755058	13970272577	164835899	32237694	23560101228
Glass toning area	172893190				172893190
Bldg 45Administrative					
Bldg 45 Induction furnace					
Bldg 45.Gas furnace					
Bldg 45. Pumping plant					
Reconstruction of plate rolling		45888360189			45888360189
Acids storage	449882266		6397885	1679938	457960089
Cage-washing plant	40258399		653728	171654	41083781
Etching line	803049676		17208811	3286343	823544830
Grinding line	944836645		15342534	4028598	964207777
Area of shapiging of ingots			17208811	3286343	20495154
Area of cards surfacing	22543699		366071	96122	23005892
Shop 2. Sheets trimming machine machine					
Shop 16. Customer Department					
Shop 41. Titanium scrab area fence	284934016	116545666	5329074	1339293	408148049
Shop 31. Die casting area	225200541	212023050	3656872		440880463
Reconstruction of shop 60. Admin.	1154097000		24082680		1178179680
Shop 60. Parking garage for passenger cars	26412840				26412840
Shop 15. Sentry-boxes. Examination area	1244833931		18536527		1263370458
Market-place area, 2d phase					
Market-place area, 3d phase					
Collapsible storage	8533007				8533007
Shop 8. Compressor house Компрессорная	176518845		2866365	752642	180137852
Town ride from TKO to GK 10-10	369799201		6004908	1576751	377380860
«Construction lodge» ("Stroibaza")	17982122148	5569028	291998969	76672234	18356362379
Shop 22.Area of precision treatment of rods	68882510		1118534		70001044
Shop 9. Car scale platform with	351391111			1498263	352889374

canopy					
Shop 25. Heating system from boiler plant, build.site site	463299006		4627275	1215016	469141297
External lines of recreation camp лагеря	103916408		1687424	443078	106046910
House storage of rolls & forgings with river Barnevka carry-over	782995285		51027731	2402818	836425834
Shop17. Technical reequipment	245241778	1074538382	14553269	976730	1335310159
Shop 3. Technical reequipment					
Shop 3.Technical reequipment, heating furnace		153757303			153757303

1	2	3	4	5	6
Shop20. Area of al-v alloys		153757303			153757303
Shop48.Area of environmentally appropriate production of furniture					
Reconstruction of ski lodge					
Accomplishment of micro-districts (MD) A, B,"Stroitel"					
Shop14. Reconstruction of sections/shapes product. area of профилей		23001000			23001000
Shop 50 Technical reequipment. Crane track					
Shop15.Administrative-amenity bldg (fire alarm)					
Shop 41. Protective signalling of production section					
Press modernization 1200 t.s.					
Production area of pure vanadium pentoxide					
Bldg. # 3 (design works)		69076800			69076800
Mill if sovkhoz "Dolgovskoi"		5139826			5139826
Total on industrial construction projects:	85614528167	68464374870	1266018890	331863364	155676785291
Arrangements of technical reequipment of shops					
Arrangements of technical reequipment of shops (exam-ion)		2262947262			2262947262
Shop37.SDO furnace reconstruction					
Foundation for machinery					
Shop 60. Carpenter's shop					
Shop №4.Wrenches production area					
Total for arrangements of technical reequipment :		2262947262			2262947262
Equipment acquired as basic funds					
Total for industrial construction:	85614528167	70727322132	1266018890	331863364	157939732553
II. Nonindustrial construction					
House-building					
Apartment house # 29	22111918				22111918
Apartment house # 24	2713186113		34454498	960211	2748600822
Apartment house # 204. Section "D"	2309839074		30735264	541299	2341115637
Accomplishment of micro-district "B"from the northern direction	291776628		3901867		295678495

Accomplishment of micro-district (MD) "Stroitel", "A","B"					
Total for house-building :	5336913733		69091629	1501510	5407506872
Public construction					
Off-site mains of MD "B"					
2d phase,2d construction year	9211650		85680		9297330
Electric protection of gas system	118731724	14951526	750465	480654	134914369
Off-site mains of MD "B"					
Gas system	52069482		209652	293701	52572835
Highway "Rayonnaya"	9304316181		74536820	8260597	9387113598
Total for Public construction: строительство:	9484329037	14951526	75582617	9034952	9583898132
Public health service					
Diagnostic centre of central medical aid station	230356794		2827440		233184234
1	2	3	4	5	6
Enlargement of prophylact. clinic clinic					
Medical-sanitary station		10073700			10073700
Total for public health service :	230356794	10073700	2827440		243257934
Education					
School for 1968 pupils (sw.pool)	6942675591		26832525	2099731	6971607847
Total for non-ind.construction ;	21994275155	25025226	174334211	12636193	22206270785
Works and build.dept.maint.costs maintenance costs содержанию ОКСа			226358032		226358032
Percents of conversion credit			2992356191		2992356191
Sum total :	107608803322	70752347358	4659067324	34449955 7	183364717561

Director on economics & finance /signature/ V.P. Yachmenev
Chief Accountant /signature/ T.V.Novosadova
Official round seal of VSMPA

Annex # 3
to Explanatory Note for 1996

INFORMATION

Revaluation of construction-in-process as on 01.01.94

Name of works and equipment	Book value as on 01.01.94	Replacement cost as on 01.01.94	Revaluation sum
I. Building and assembly works	2036091082	22593863281	20557772199
II. Equipment in assembling	164589436	2501266722	2336677286
III. Equipment at storage	255334448	1949933895	1694599447
Sum total by this information:	**2456014966**	**27045063898**	**24589048932**

Director on economics & finance /signature/ V.P. Yachmenev
Chief Accountant /signature/ T.V.Novosadova
Official round seal of VSMPA

Annex # 4
to Explanatory Note for 1996

INFORMATION

Revaluation of construction-in-process as on 01.01.95

Na m e	Balance-sheet cost as on 01.01.95	Replacement cost as on 01.01.95	Revaluation sum
I.Building and assembly works			
1. Production sphere:	21132474298	74674693510	53542219212
2. Nonproduction sphere			
2.1Public health service	4712340302	17848060350	13135720048
2.2.Education	627161290	2571361330	1944200040
2.3.Communal services	1080410986	4139564950	3059153964
2.4.House-building.	2984155949	5904240370	2920084421
Total for nonindustrial:	9404068527	30463227000	21059158473
Total for B&A Works:	**30536542825**	**105137920510**	**74601377685**
II Design works.	193064087	573227132	380163045
III. Other capital costs	355146471	1098034937	742888466
VI. Equipment in assembling	3045082418	11450370443	8405288025
V. Equipment to be installed	5221571114	8687823755	3466252641
Sum total by this information:	**39351406915**	**126947376777**	**87595969862**

Director on economics & finance /signature/ V.P. Yachmenev
Chief Accountant /signature/ T.V.Novosadova
Official round seal of VSMPA

Annex # 5

to Explanatory Note for 1996

INFORMATION

Revaluation of Capital Investments as on 01.01.96 г. (thousand roubles)

NAME	Balance-sheet cost as on 01.01.96	Replacement cost as on 01.01.96	Revaluation sum
I. Capital construction (account # 08)			
1. Production sphere:			
1.1 Building and assembly works (BAW)	34075079,3	81171197,1	47096117,8
1.2 Equipment in assembling	34771591,5	61098114,3	26326522,8
1.3 Design works	152080,2	394788,6	242708,4
1.4 Other capital costs	1054930,7	1487213,2	432282,5
1.5 Equipment not needing assembling	1155159,0	2354591,1	1199432,1
Total for production sphere:	**71208840,7**	**146505904,3**	**75297063,6**
2. Nonproduction sphere:			
2.1 BAW	9345836,2	23929106,6	14583270,4
2.2 Equipment in assembling	77167,1	208351,2	131184,1
2.3 Equipment not needing assembling	405866,7	827288,8	421422,1
Total for nonproduction sphere:	**9828870,0**	**24964746,6**	**15135876,6**
II. Equipment to be installed (account # 07)	4358801,5	11755728,6	7396927,1
Sum total by this information:	**85396512,2**	**183226379,5**	**97829867,3**

Director on economics & finance /signature/ V.P. Yachmenev
Chief Accountant /signature/ T.V.Novosadova
Official round seal of VSMPA

Annex # 6

to Explanatory Note for 1996

Accounts payable of OJSC "VSMPA" secured by a pledge as on 01.01.97

(million roubles)

Indebtedness Kind	Indebtedness sum	Kind of pledge/mortgage	Pledge/mortgage sum
Bank credits	17619	Equipment of shops of OJSC "VSMPA"	32681
Bank credits	33837	Products of OJSC "VSMPA"	59999
Bank credits	1255	Bank guarantee	1300
Total:	52711		93980

Chief of Financial Dept /signature/ Raschektayeva
Official round seal of VSMPA

Annex # 7

to Explanatory Note for 1996

Information on the state of the debt receivable exceeding 180 days on export production as on 01.01.97

Company	Total in thousand RUR
AUSTRIA	
Malcot	17 055
ENGLAND	
Aerospace	57 776
British Aerospace	5 213
KBO Global	98 965
High Performance	59 872
Glitsch Ltd.	205 941
BELGIUM	
Ecolex	423 627
GREAT BRITAIN	
Airco Metals	36 480
Rolls Royce	6115
GERMANY	
Metaltrade	379 779
Metaltrade	33 742 050
Schad	1 038 197
Schilbach	79 213
INDIA	
Techno Futura	2 564 142
Titanium Tantalium	1 558 824
Technalloy	72 164
ITALY	
Comal	10 716
Motostar	51 097
SGDB	137 684
Klama	706 210
Titania SpA	1 246
Larius	1 259
Larius	358 410
Stanitaliano	66 386
THE NETHERLANDS	
Am Euro Metals	9 566
USA	
Ankotech	2 749
Prat & Witney	28 502
Teledine	99 460
Timet	1 550 980
Tico Titanium	61 022
Titanium Ind.	1 217 575
RMI	715 266

Schultz	3 217 537
Sikorskiy	34 096

VAL International	313 690
TAIWAN	
President	528 465
Gold Beckley	496 825
FINLAND	
Techpolar	69 333
Galt	70 876
FRANCE	
Aerospatiale	3 643
MIO	192 397
GAS Altom	62 574
CHEKMA	1 322 033
SWITZERLAND	
Mantraco	1 669 850
SWEDEN	
Harald	203 908
Permaskand	18 103
Skandinaviiska Metals	115 897
Others	343
TOTAL:	**53 683 111**

Chief of Financial Dept /signature/ Raschektayeva
Official round seal of VSMPA

Annex # 8

to Explanatory Note for 1996

INFORMATION ON DEBT RECEIVABLE AND ACCOUNTS PAYABLE OF SUBSIDIARY AND DEPENDENT COMPANIES as on 01.01.1997

Prior to denomination (million roubles)

#	Name and address of debtor, creditor	Indebtedness sum	
		Debtor	Creditor
1	2	3	4
1.	Trading house "Titan", town Verkhnyaya Salda (V-Salda)	-	-
2.	"Tirshop", Ltd. V-Salda	3	-
3.	CJSC "Tandem-S" Moscow	395	-
4.	"Shveino-trikotazhnaya fabrika" (sewing & knitwear manufacture), daughter company of OJSC "VSMPA"	304	-
5.	CJSC "Fetin S" Ekaterinburg	-	228
6.	CJSC "Soyuz VS", V-Salda	-	1879
7.	CJSC "Titan-Service", Belgorod	1331	-
8.	Corporation "Titan-Vostok", Ltd., Vladivostok	237	-
9.	OJSC "Ural" V-Salda	467	-
10.	CJSC "Titan-Service" Volgograd	439	-

Chief of Financial Dept /signature/ Raschektayeva
Official round seal of VSMPA

Annex # 9

to Explanatory Note for 1996

DEBTS OF OJSC "VSMPA" ON OUTGOING TO THE BUDGET AND NON-BUDGET FUNDS as on 01.01.1997

Prior to denomination (million roubles)

Kind of tax, payments to the fund	Budget	Arrears	Penalty fees surcharges	Total debts
1	2	3	4	5
Profit tax	FB	44505	70262	114767
	OB	44003	74008	118011
	LB	-894	14842	13948
Estate tax	OB	1998	5456	7454
Transport tax	OB	1711	1303	3014
Tax on needs of education institutions	OB	1568	1180	2748
Tax on land	LB	1467	1062	2529
Special tax	FB	-	1492	1492
VAT	FB	-1994	2495	501
Estate tax	LB	-1114	3774	2660
Charge for pollutant emissions	FB	93	52	145
Water charge	LB	-	-	-
Tax on combustive-lubricating materials (CLM) sale	FRF	-	-	-
Charge for using depths of the earth	FB	-	-	-
1	2	3	4	5
Tax on upkeep of militia (police)	LB	34	84	118
Income tax	FB	2784	412	3198

Population Employment Centre	PEC	1691	647	2338
Fund of Obligatory Medical Insurance Pension Fund	FOMI PF	4088 1299	4213 11640	8301 12939
Territory Road Fund	TRF	26502	-	26502
TOTAL:		127741	192922	320663

Chief Accountant /signature/ T.V.Novosadova
Chief of Financial Dept /signature/ T.V. Raschektayeva
Official round seal of VSMPA

Annex # 9

to Explanatory Note for 1996

ACCOUNTS PAYABLE OF OJSC "VSMPA" as on 01.01.1997

(million roubles)

1. Suppliers (materials, works, services)	-	102750
2. Bills payable	-	19528
3. Electrical energy, gas	-	41491
4. Outgoing to the budget and non-budget	-	320663
funds incl. penalties and surcharges	-	192922
5. Wages with deductions	-	21140
6. Credits and interests on them	-	78248
7. Others	-	826
SUM TOTAL:	-	617359
without penalties and surcharges on taxes –		424437

Chief of Financial Dept /signature/ T.V. Raschektayeva

Official round seal of VSMPA

Annex # 11 to Explanatory Note for 1996

List of enterprises - creditors for services and works carried out in 1996

#	City (town)	Name	Date of last outstanding account	Sum of debts as on 01.01.1997 (thsd roubles)
		1. Outside services on minor and major repairs		
1	Ekaterinburg	Uralelektroremont	Sept.1996	130
2	Ekaterinburg	OJSC Uralenergotsermet	July1996	76
3	Ekaterinburg	OJSC Uralsvyazmontazh	Nov.1996	164
4	Ekaterinburg	OJSC Uralmash	Mar. 1996	71
5	Ekaterinburg	Uralteploizolyatsiya, Sv.branch	Dec.1996	109
6	Ekaterinburg	JSC Giproniigaz	Nov.1996	18
8	V-Salda	BVS-27	July1996	95
9	V-Salda	CA-13	Dec. 1996	579
10	V-Salda	Spetsmontazhavtomatika, Ltd	Dec.1995	284
11	V-Salda	Coop.society Komfort	Sept. 1996 ,	581
13	V-Salda	Coop.society Rosk	Dec.1996 г.	98
14	V-Salda	CJSC Energia	Nov. 1996 г	66
15	N-Taghil	OJSC "Spetsavtomatika"	Nov. 1996 г	68
16	Ufa	CJSC PEL-STM	Dec.1995 г.	18
17	Samara	BAD-12 of CA-4	Nov. 1996	64
18	Krasnoturins k	Uralstalkonstruktsiya	Sept. 1996	494
19	Kushva	Wagon depot	Oct. 1996	30
20	OTHERS			184
		Total:		**3129**
	2.Services of other organizations			
1	Ekaterinburg	InterService (YeNTOE)	Dec.1996	439
2	Ekaterinburg	USTU-UPI (design works) проектные работы	Nov. 1996	32
3	Ekaterinburg	Firm Geos	Dec.1996	123
4	Ekaterinburg	Centre of government communic.	Jan. 1996	65

5	Ekaterinburg	SE Uralaeronavigatsiya	Aug. 1996	20
6	Ekaterinburg	Uralinterekspeditsiya, Ltd.	Feb. 1996	50
7	Moscow	STC Megatekhnologiya.Ltd..	Jan. 1995	29
8	Moscow	MSE Kvant	Dec. 1996	23
9	Moscow	SE NICH MATI	Aug. 1996	26
10	V-Salda	UGPS # 23	Aug 1996	879
11	V-Salda	SE Rattus	Apr. 1996	659
12	V-Salda	VSMAK(college)	Oct. 1996	38
13	V-Salda	Association Titan	July 1996	195
17	V-Salda	PSE Tsenturion	May 1996	187
18	V-Salda	ATU of CA-13	Sept 1996	77
19	V-Salda	OTF UPI	Sep 1996	35
20	V-Salda	MSK Asko-Tirus-MedService	Oct. 1996	27
21	N-Tagil	M/U 34103	Nov.1996	20
22	N-Tagil	N-Tagil Dept.of railway	Nov.1996	136
23	N-Tagil	JSC Politekhnik-NT	June 1995	15
24	N-Tagil	CJSC Uraltekhpromproekt	July 1995	40
25	N-Tagil	RS-51	Nov. 1996	94
26	N-Salda	NIIMASH	Dec. 199	24
27	Ozersk	CJSC V-Kompleks	Dec. 1996	42
28	Irbit	Factory Committee of ROSTO	Apr. 1996	90
29		OTHERS		315
				3680
		total:		**6809**

Chief of Financial Dept /signature/ T.V. Raschektayeva
Official round seal of VSMPA

Annex # 12

to Explanatory Note for 1996

INFORMATION ON KINDS OF DEBTS OF ORGANIZATIONS AND ENTERPRISES as on 01.01.1997 (in million roubles)

#	Name	Debt as on 01.01.97	Heat and compr.air	El.energy.	Water	Utility effluents	Gas	Communic. services	Materials	Others
1	2	3	4	5	6	7	8	9	10	11
1.	CJSC TNV "Ural"	-	-	-	-	-	-	-	-	-
2.	JSC "Stroitel"	13	9	-	3	1	-	-	-	-
3	Packer (trucking enterprise)	293	160	48	31	44	-	2	-	8
4	ATS of CA-13	1	-	-	-	1	-	-	-	-
5.	Glavvtorsyryo	-	-	-	-	-	-	-	-	-
6.	City Administration	-	-	-	-	-	-	1	-	35
7.	PE "Vremya"	3	2	-	-	-	-	-	-	-
8.	Centre of school food	-	-	-	-	-	-	-	-	-
9.	Coop. society "Uyut"	-	-	-	-	-	-	-	-	-
10	Milk plant	189	158	31	-	-	-	-	-	-
11	SE Passazhiravtotrans	20	-	-	1	2	-	-	17	-
12	PTS of HCS	84	-	-	9	1	-	-	74	-
13	BS-2 of CA-13	143	-	9	-	-	-	-	132	2
14	Sovkhoz Verkhnesaldinskiy	64	-	-	37	-	-	-	-	27
15	PCF Ruslich Avto-Biznes, Ltd.	3	-	2	-	-	-	1	-	-
16	UF UVZ	-	-	-	-	-	-	-	-	-
17	DAW of CA-13	108	108	-	-	-	-	-	-	-
18	Militia (Police) School	428	410	-	4	9	-	5	-	-
19	CJSC "Promservice"	34	31	-	-	1	-	1	-	1
20	CJSC "Rosk"	11	2	-	-	-			6	3
21	BAD-12 of CA-4	14	14	-	-	-	-	-	-	-
22	City electricity network	-	-	-	-	-	-	-	-	-
TOTAL:		1408	894	93	83	58	-	10	229	41

1	2	3	4	5	6	7	8	9	10	11
23.	JSC “Ural”	520	67	11	1	4	4	72	32	329
24.	CJSC “Ruslich”	2029	488	1305	21	8	21	11	1	174
25	UMP of CA of HCS	1093	-	-	-	389	-	-	510	194
26	Shop 54	1960	521	77	71	29	-	28	663	571
27	ACC	734	28	11	11	13	-	-	433	238
28	UOP of VSMPA	432	-	-	-	-	-	65	134	298
29	Shop 38	10895	226	79	26	33	94	8	9963	466
	TOTAL:	17663	1330	1483	130	476	119	119	11736	2270
30	Others	6818	22	21	19	22	-	34	3913	2787
	TOTAL:	25889	2246	1597	232	556	119	163	15878	5098

Chief of Financial Dept /signature/ T.V. Raschektayeva
Official round seal of VSMPA

Annex # 13

to Explanatory Note for 1996

INFORMATION
ON DEBTS RECEIVABLE of JSC VSMPA for FACTORY SHIPMENTS (PRODUCTS, MATERIALS AND SERVICES) as on 01.01.1997

#	Name of payer	City, country	Sum (thsd. roubles.)
1	2	3	4
Debts - total:			399452
	- on finished products		331418
	- materials and services		25889
	- other debtors		42145
including (on finished products):			
1. Enterprises of CIS countries			1076
2. Enterprises of RF			99306
	including:		
	- Association.of Agricultural Producers	Alapayevsk	103
	- JSC Titan-Service of VSMPA	Belgorod	1763
	- JSC Avisma (Titan.- magnesium industr.complex)	Berezniki	955
	- Mechanical Plant	Bugulma	6598
	- Administr-ion of Capit.Constr.of VSMPA	V-Salda	3771
	-CJSC "Soyuz VS"	-"-	35474
	- CJSC Titan-Service	Volgograd	440
	- OJSC "Plant Metallist"	Glazov	471
	- JSC "Sverdlovenergo"	Ekaterinburg	1536
	- CJSC "Promtekhnologiya-2"	-"-	739
	- SPE "Uraltekhmash"	-"-	761
	- CC of SE "Uraltransgaz"	-"-	834
	- JSC SPA "Aviatekhnologiya"	Moscow	5841
	- "Gran" Ltd.	Perm	2483
	- JSC "Elektrosila"	St-Petersburg	811
	- CJSC "Fetin-S"	Ekaterinburg	2183
	- CJSC"Rada"	"	7643
	- OJSC "Motor-Building PA"	Kazan'	715
	- OJSC "Liteinyi Zavod" (foundry)	Kamensk-Uralskiy	422
	- CJSC "Progress"	Perm	274
	- JSC "Permskiye Motory"	Perm	537
	- SPE "Iskra"	"	859
	- OJSC "Machine-Building PA"	Stupino	442
	- JSC "Rybinskiye Motory"	Rybinsk	9374
	- JSC "Uralskaya Kuznitsa"	Chebarkul	1643
	- Other enterprises of RF		12634
3. Enterprises of foreign partners			231036

1	2	3	4
	including:		
	- Metaltrade	Germany	63313
	- Schad Rohstoffe	Germany	1038
	- ROLLS-ROYCE	Great Britain	1872
	-GLITSCH(VR)LTD)	England	766
	- DAIMLER-BENZ	Germany	434
	- GENERAL ELECTRIC	USA	622
	- VULCANIUM CORPORATION	USA	681
	-ULBRICH STAINLESS STEELS	USA	1542
	-TITANIAS.P.A.	Italy	5542
	- ANCOTECH INC	USA	2995
	-TITANIUM TANTALUM PRODUCTS	India	1559
	- TIMET	USA	30307
	-Tico Titanium	"	3399
	-Titanium industries	"	4147
	- Shultz Steel	"	48673
	- United Allovs AIRCRAFT	USA	8669
	- President CO.LTD	Taiwan	11792
	- Aerospatiale	France	6562
	- Mantraco INTERNATLONAL	Switzerland	2237
	- ANDERSEN T.C.	USA	1445
	- BRITISH AEROSPASE AEROSTRUCTURES	England	1882
	- AVIATION METALS	Great Britain	2162
	- Muenster	Germany	656
	- ROBERT ZAPP	"	4194
	- TECHNALLOV	Spain	442
	- CLAMA TRADE	Italy	706
	- LARIVS	"	1647
	- STAN JAPAN	Japan	925
	- GOLD BESTLECO	Taiwan	2104
	- HI TECH ALLOYS INC.	USA	1905
	- CHEKMA	France	2141
	- FORTECH	"	4439
	- RMI TITANIUM	USA	715
	- ELLET INDUSTRIES LTD	"	1162
	- EURO TITAN HANDEIS AG	Germany	1946
	- Techno-FUTURA	India	2564
	- Other partners		3851

Chief of Financial Dept /signature/ T.V. Raschektayeva
Official round seal of VSMPA

Annex # 14
to Explanatory Note for 1996

INFORMATION ON ACCOUNTS PAYABLE OF OJSC VSMPA FOR MATERIALS as on 01.01.1997

#	Name of enterprise	City	Sum (million roubl.)
1	2	3	4
1.	Kaz. Kredsotsbank	Alma-Ata	98
2.	JSC "Izvestnyak"	Bogdanovich	46
3.	JSC "Inventor"	Buguruslan	130
4.	JSC "Biiskiy zavod Elektropech"	Biisk	78
5.	CJSC "Alex"	Berezovskiy	28
6.	OJSC "Belgorodskiy Abrazivnyi Zavod"	Belgorod	108
7.	"Uprochneniye" Ltd	Volgodonsk	59
8.	"V+2" Ltd.	Volzhsk	193
9.	JSC "Zolotoi Yastreb"	Vladikavkaz	54
10.	JSC "Volzhskiy Abrazivnyi Zavod"	Volzhsk	33
11.	"Lazar'",Ltd.	Emanzhelinsk	34
12.	"CF "Materik"Ltd.	Ioshkar-Ola	34
13.	SPA "Radio-Service"	Izhevsk	60
14.	"Izhneftekhim" Ltd.	Izhevsk	67
15.	OJSC "Stekolnyi Zavod"	Irbit	64
16.	OJSC "Abrazivnyi Zavod"	Zlatoust	60
17.	PCF "Kiyevskaya Rus'"	Zarechnyi	86
18.	"Vega"Ltd.	Krasnoslobodsk	98
19.	CIC "MIR"	Krasnodar	75
20	JSC "Kurganskii el.-mekh. zavod"	Kurgan	28
21.	CJSC "NKMZ"	Kramatorsk	183
22.	OJSC "KETS"	Kirovgrad	50
23.	JSC Bogoslovskiy Aluminiyevyi Zavod"	Krasnotur'insk	36
24.	OJSC "Kalanguiskiy PShK"	Kalangui	94
25.	CJSC FK "Stal'"	Moscow	108
26.	JSC "ASA"	Moscow	254
27.	CJSC "Kolmi SKD"	Moscow	69
28.	JSC "Vostok-Service"	Moscow	44
29.	OJSC "Tizol"	Nizhnyaya Tura	27
30.	"Sel'skaya Lavka" Ltd.	Nizhniy Tagil	53
31.	OJSC "Nizhneturinskiy Mashzavod"	N-Tura	114
32.	OJSC "Nikomremstroi"	N-Tagil	153
33.	PE "Boiko V.N."	Nizhnyaya Salda	49
34.	JSC "PSB Zhelezobeton"	N-Tagil	52
35.	"Ayaks" Ltd.	N-Tagil	82
36.	SPA "Uralvagonzavod"	N-Tagil	32
37.	CJSC "Firm "Sintez"	Novouralsk	68
38.	"Yugsnabservice" Ltd.	Novocherkassk	464
39.	SE "Khimzavod "Planta"	N-Tagil	48
40.	CJSC "Tekhnovit"	N-Tura	26
41.	PE Kuznetsov S.A.	N-Salda	96
42.	JSC "Politekhnik NT"	N-Tagil	124

43. SPCA "Avangard"	Perm	116
44. PSA "POORFI & VA"	Perm	182
45. SPE "ART-Kolor"	Rudnyi	67
46. JSC "Polevskoi Kriolitovyi Zavod" криолитовый	Polevskoi	43
47. CJSC Firm RPTs -35"	Perm	29
48. "Firm "Status" Ltd.	Perm	207
49. "Tekhnoservice-2" Ltd.	Perm	665
50. "Omskagregat"	Omsk	188
51. JSC "Metmash"	Serov	21
52. OJSC "Proletarskiy Zavod"	St.Petersburg	68
53. JSC "Baltiiskiy Zavod"	St.Petersburg	234
54. OJSC Sukholozhskiy Tsementnyi Zavod"	Sukhoi Log	156
55. JSC "Sayanskkhimprom"	Sayansk	880
56. OJSC "Samarskiy Staleliteinyi Zavod"	Samara	358
57. CJSC "Transmet"	St.Petersburg	58
58. "Firm D-S"Ltd	Sumy	63
59. "Inventor"Ltd.	St.Petersburg	32
60. "Uralteks"Ltd.	Chelyabinsk	255
61. CJSC "PA "Uralenergoprom"	Ozersk	107
62. PE "FIRT"	Ufa	157
63. CJSC "Kurort "Ust'-Kachka"	Ust'-kachka	218
64. Subsidiary of OJSC "ChEAZ"	Cheboksary	46
65. Firm"Kontakt" (Subs.of OJSC "ChEAZ")	"	27
66. CJSC Trade Centre GAZATO "Sprint"	Chelyabinsk	24
67. JSC "Uralinvest"	Ufa	25
68. Firm "Agropromproekt"	Chelyabinsk	344
69. Firm "Kompleks"	Ufa	23
70. JSC "Severstal"	Cherepovets	90
71. "Trade House"Ltd.	Chelyabinsk	24
72. Complex "Pobeda"	Ekaterinburg	164
73. ESE "Izotop"	"	35
74. ALSI	"	790
75. "Stern"Ltd.	V-Salda	31
76. PTE "Uralavtozapchast"	V-Salda	98
77. KFKh T 28	"	75
78. Invalids Committee	"	121
79. PE "Kotelov O.V."	"	48
80. V-Saldinskiy logging depot	"	35
81. Metallurgical College	"	35
OTHERS		2415
TOTAL:		12163

Chief of Financial Dept /signature/ T.V. Raschektayeva
Official round seal of VSMPA

Annex # 15
To Explanatory Note for 1996

"Commercial Bank "Tirus", Ltd.
71a, Engels St.
624600 Verkhnyaya Salda of Sverdlovsk Oblast,
Tel. (34345) 2-29-14, fax (34345) 2-13-64
telex 721599
C/A # 30101810600000000850
in RKTs (РКЦ)of Verkhnyaya Salda INN (ИНН) 6607000669
Code OKPO (ОКПО) 25009829 БИК 046541850

OJSC"VSMPA" has a frozen S/A # 0000467820 в CB "Tiruskombank", V-Salda. As on 01.01.1997, card file of the indicated account makes the sum of 205142354875 roubles
Including

Pension Fund	15897396669
Employment Fund	749099105
Profit tax to Local Budget (LB)	20829466000
Territory Fund of Obligatory Medical Insurance (TFOMI)	1330938605
Federal Fund of OMI	38202964
Profit tax to Oblast Budget(OB)	29666117000
Estate tax to LB	10303071450
Estate tax to to OB	10303071450
One-time charge from owners of transport facilities to LB	6774075
Land tax to LB	923080320
Land tax to the Budget of town N-Salda	222618128
Charge for diversion flow to LB	150635367
Transport tax to OB	2338127901
Tax on the Needs of Education to OB	1943234956
Duty for vaccine- prophylaxis to OB	53786535
Duty on upkeep of militia (police)	158599298
One-time charge from owners of transport facilities to OB	6774075
Pay for за using depths of the earth to OB	570779
Profit tax to Federal Budget (FB)	30782175000
Tax on combustive-lubricating materials (CLM) sale to FB	5419036
Special tax to FB	902637787
Income tax to FB	770653941
Charge for pollutant emissions to FB	98037666
Charge for pollutant emissions to City Ecological Fund	438765489
Charge for pollutant emissions to Oblast Ecological Fund	208595278
Federal Road Fund	1318493
Sverdlovskavtodor	17967155824
Refunding debt for temporary financial support to FB	14730905694
Higher interest for non-refunding financing facilities of FAIK of PSB,Ekaterinburg, in due time	749634512
Indebtedness to "Sverdlovenergo"	21237645567
Indebtedness to "N-Taghil-Mezhraigas"	20253449405
Indebtedness to suppliers	2070691579
Charge to FB for the right of using underground water	3454344
Tax on reproduction of underground water to State Tax Inspection(STI) of V-	182242
Tax on reproduction of underground water to STI of Ekaterinburg Екатеринбург	68341

Head /signature/ V.P. Itskovich
Chief Accountant /signature/ I.S. Varlamova
Official round seal of "Tiruscombank", Ltd.

Annex # 10

to Issue Prospectus

Confidentially

Confirmed
By the Ministry of Finance
of the Russian Federation
for annual accounting for 1996

BALANCE SHEET
(SUMMARY ON SHIPMENT)

		Codes
	Form 1 by OKUD	0710001
As on October 1, 1997	Date(year,month, day)	
Organization: **OJSC VSMPA**	by OKPO	7510017
Industry (kind of activity): **Metallurgical Production**	by OKONKh	12130
Organizational-legal form: **joint-stock company**	by KOPF	16
State property management body	by OKPO	
Unit: **thousand roubles**	by SOEI	372
	Check sum:	

Address: **V-Salda of Sverdlovsk Oblast**

Sending date	
Receipt date	
Date of accounts	

Auditor: CJSC"Analitik Express"; received on 20.02.98, signed and stamped.

Assets	Page Code	On beginning of year	On close of year
I.NON-CIRCULATING ASSETS			
Non-material assets(04,05)	110	207601	499408
including organization expenses	111	0	0
Patents, licencies, trade marks, service marks, other similar rights and assets	112	207601	499408
Basic funds(01,02,03)	120	14939654	15448725
including Land areas and nature facilities	121	0	0
Buildings, machines, equipment and other basic assets	122	14939654	15448725
основные средства		.	
Outstanding construction (07,08,61)	130	20385295	14246799
Long-term financial investments (06, 82)	140	8008694	8455074
including Investments in daughter companies	141	2307746	2102027
Investments in dependent companies	142	0	0
Investments in other organizations	143	0	0
Loans granted to organizations for a period exceeding 12 months	144	0	0
Other long-term financial investments	145	5700948	6353047
Other off-circulating assets	150	706052	399140
TOTAL on Section I:	190	17067407	16966941
II. CIRCULATING ASSETS			
Reserves	210	40928305	61980197
including Raw stuff, materials and other similar valuable resources (10, 15,16)	211	17069799	28196771
Animals in growth & fattening (11)	212	2158653	2861386
Little-value and quickly wearing subjects(12 , 13 , 16)	213	19458057	25995221
Costs of outstanding production (expenses of circulation) (20,21,23, 29,30,36,44)	214	94788205	13622897
Finished products and resale commodities (40,41)	215	82304028	11876099
Shipped commodities (45)	216	39661419	51317898
Future periods expenses (31)	217	214700	2669795
Other reserves and expenses	218	0	0
Value-added tax on valuable resources acquired (19)	220	11561935	5892228
Debts receivable (repayment of which is expected more than		.	

in 12 months after reporting date)	230	0	0
including			
purchasers and customers (62.76.82)	231	0	0
Bills receivable (62)	232	0	0
Debts of daughter and dependent Companies (78)	233	0	0
Advances made (61)	234	0	0
Other debtors	235	0	0
Debts receivable (repayment of which is expected within 12 months after reporting date)	240	36030245	35455181
including			
purchasers and customers (62,76,82)	241	31732694	28998529
Bills receivable (62)	242	0	6000000
Debts of daughter and dependent companies (78)	243	0	0
Debts of sharers (founders) on dues to authorized capital stock (75)	244	0	0
Advances made (61)	245	37085755	40173954
Other debtors	246	5889759	18392573
Short-term financial Investments (56,58,82)	250	272750	393000

Assets	Page Code	On beginning of year	On close of year
including			
Investments in dependent companies	251	0	0
Owned shares bought out from		0	0
sharers	252	0	0
Other short-term financial			0
investments	253	272750	393000
Money resources	260	9657311	17931546
including			
Cash (50)	261	77168	95193
Settlement accounts (51)	262	346366	2212972
Hard currency accounts (52)	263	120440	7320935
Other money resources (55, 56,57)	264	9113337	8302446
Other circulating assets	270	0	0
TOTAL on Section II	290	79107750	99857056

III. LOSSES

Uncovered losses of past years (88)	310	0	0
Uncovered loss of reporting year	320	0	0
TOTAL on Section III	390	0	0
BALANCE (sum of lines 190+290+390)	399	24978182	26952647

Liabilities	Page Code	On beginning of year	On close of year
IV. CAPITAL AND RESERVES			
Authorized capital (85)	410	4157004	4157004
Additional capital (87)	420	18069830	18154472
Reserve capital(86)	430	623551	623551
including			
Reserve funds formed in accordance with the law	431	623551	623551
Reserves formed in accordance with constitutive documents	432	0	0
Accumulation funds (88)	440	0	0
Social sphere fund (88)	450	15075199	14934837
Purpose financing and inpayments (96)	460	37904	0
Retained income of past years (88)	470	0	0
Retained income of reporting year	480	0	45905878
TOTAL on Section IV	490	19625535	20154821
V. LONG-TERM LIABILITIES			
Loan proceeds (92,95)	510	37475254	35572014
including			
12 months after reporting date	511	32075254	35572014
Other loans subject to repayment more than in 12 months after reporting date	512	0	0
Other long-term liabilities	520	0	0
TOTAL on Section V	590	37475254	35572014
VI. SHORT-TERM LIABILITIES			
Loan proceeds (90,94)	610	40772919	56412478
including			
Bank credits	611	31342344	6412478
Other loans	612	0	0
Accounts payable	620	45055694	54517696
including			
Suppliers and contractors (60,76)	621	18524470	26599520
Bills payable (60)	622	800000	6500000
Debt to daughter and dependent complanies (78)	623		0
Payment of labour (70)	624	695833	241637
Social insurance and security (69)	625	34261678	25923283
Debt to budget (68)	626	12773908	10019502
Advances received (64)	627	18164266	49786565
Other credotors	628	83651375	96535252
Dividends settlements (75)	630	0	0
Incomes of future periods (33)	640	380641	380641
Consumption funds (88)	650	0	9994246
Reserves for forthcoming expenses			

and payments (89)	660	6079000	32246266
Other short-term liabilities	670	0	0
TOTAL on Section VI	690	49778950	64421059
BALANCE (sum of lines 490+590-690)	699	24978182	26952647

Head of "Analitik Express"/signature, stamp/; VSMPA's signature , stamp

Annex # 11
To Explanatory Note for 9 months of 1997

Confidentially

Confirmed by the Ministry of Finance
of the Russian Federation
for annual accounting for 1996

STATEMENT on PROFITS and LOSSES
(summary)

		Codes
	Form2 by OKUD	0710002
January 1, 1997 to October 1, 1997	Date(year, month, day)	
Organization: **OJSC VSMPA**	By OKPO	7510017
Industry (kind of activity): **Metallurgical production**	по OKONKh	12130
Organizational-legal form: **joint-stock company**	by KOPF	16
State property management body	by OKPO	
Unit: thousand roubles	by SOEI	
	Check sum	

Showing	Page code	For reporting period	For the same period of last year
Proceeds (net) from sales of commodities, products, works, services (less VAT, excises and similar obligatory payments)	10	971734407	1049609158
Net cost of sale of commodities, products, works	20	776920365	761542111
Commercial expenses	30	23478685	39810705
Management expenses	40	0	0

Sales profit (loss) (lines(10-20-30-40)	50	171335357	248256342
Percents receivable	60	0	0
Percents payable	70	0	0
Incomes from participation in other organizations	80	29928	140397
Other operation incomes	90	552774557	386062995
Other operation expenses	100	547575572	384028501
Profit (loss) from financial-econimic activities (lines(50+60-70+80+90-100))	110	176564270	250431233
Other off-sale incomes	120	25910954	19769306
Other off-sale expenses	130	51452898	41984029
Profit (loss) of reporting period (lines (110+120-130))	140	151022326	228216510
Profit tax	150	65114212	41100384
Diverted funds	160	40002236	87660123
Retained profit (loss) of reporting period (строки(140-150-160))	170	45905878	99456003

Auditor "Analitik Express": Head, Chief Accountant /signed & stamped/
VSMPA's signature, stamp

Confidentially

INFORMATION
to STATEMENT of FINANCIAL RESULTS and THEIR USE
(summary)

		codes
	Form by OKUD	0710003
January 1,1995 to January 1, 1996	Date (year, month, day)	
Organization: **OJSC "VSMPA"**	byOKPO	7510017
Industry (kind of activity): **Metallurgical production**	By OKONKh	12130
Organizational-legal form: **joint-stock company**	by KOPF	16
State property management body	by OKPO	
Unit: thousand roubles	by SOEI	372
	Check sum	

Auditor "Analitik Express": signed & stamped

1. OUTGOING TO THE BUDGET

Showing	Page code	Stands over by computation	Paid in fact
Estate tax	300	12628497	7041338
Profit tax (income)	310	72937862	43988698
Charge for using depths of the earth and for pollutant emissions to the environment	340	129326	46263
Tax on land (pay for land)	350	595271	312507
Special tax	354	605320	2088136
VAT	355	7476463	9607699
Excises	356	50658	43752
Export customs duties	360	1140634	1140634
Import customs duties	365	135853	135853
Income tax	380	9235887	4043706
Transport tax	381	961973	425295
Other taxes	386	11560798	4788510
Economic sanctions	390	29317140	1290596

2. INPUTS and COSTS accountable in profit allowance computation

Showing	Page code	In fact for reporting period
On financing of capital investments of production and non-production purpose	500	35285278
On carrying out science-and-research and development works, and also assignments to the Russian Fund of Fundamental Research and to the Russian Fund of Technological Development	510	1839346
On maintenance of establishments and institutions of public health service, national education, culture and sports, houses for aged, children's pre-school establishments, children's camps of rest, housing stock.	530	15975825
For charitable purposes, to ecological and sanative funds, to social agencies of invalids, religious organizations and for other similar purposes	540	104090
Funds forwarded on repayment of bank credits obtained for capital investments financing	550 570 580 590	0 0 0 0

Auditor "Analitik Express": signed & stamped

VSMPA's signature, stamp

Annex # 12
To Issue Prospectus

STATEMENT OF FINANCIAL RESULTS OF THE COMPANY ACTIVITY FOR 9 MONTHS OF 1997

#	Showing	Line	Sum
1.	Profit (loss) of the reporting period	10	151022.326
2.	Management expenses	20	0
3.	Enterprise expenditures made out of proceeds of profit, remaining at its disposal, consumption funds and social sphere	30	22480254
4.	Profit tax	40	65114212
5.	Outgoing to the budget at the expense of profit	50	17521982
6.	Net profit	60	45905878

Director on economics & finance /signature/ V.P. Yachmenev
Chief Accountant /signature/ T.V.Novosadova

Auditor “Analitik Express”: signed & stamped

Annex # 13
To Issue Prospectus

CLOSE JOINT STOCK COMPANY «ANALITIK EXPRESS»

Auditor's Conclusion

In accordance with Agreement # C-231/97 of March 19, 1997, Audit Company "Analitik Express"has conducted auditing expertise of the attached accounting of open joint stock company (OJSC) "Verkhnesaldinskoye Metallurgical Production Association"("VSMPA") for 9 months 0f 1997. Executive body of OJSC "VSMPA"shall be responsible for preparation of accounting.

Data on the Audit Company:

Certificate of state registration of CJSC "Analitik Express" # 539688. INN(ИНН) 7732017012. S/A # 1467086 in JSCB "Zalogbank", C/A # 594161300 BIK(БИК) 044585594
Licence # 005197, issued by the Ministry of Finance of the Russian Federation on March 4, 1996 to conducting general audit (also Licence # 009442, issued by MinFin of RF on February 27, 1997).

Audit was carried out by the following officers of CJSC "Analitik Express":

Yuri G. Gritsun, Director;

Mikhail Yu. Yegorov, auditor (Auditor's Certificate of Competence # 02342, issued on October 14, 1995 by MF of RF;

Tamara A. Leonova, auditor (Auditor's Certificate of Competence # 852, issued on October 24, 1994 by MF of RF).

We carried out audit in accordance with the RF President's Decree # 2263 of December 22, 1993. Audit was planned and conducted so that to be fully convinced that the accounting has no major distortions. The audit included selection check of confirmation of numerical data and explanations contained in the accounting. We consider the audit conducted to give sufficient grounds to express an opinion about positive auditor's conclusion.

In our opinion, the reports attached to this Conclusion are trustworthy, i.e. prepared so as to ensure reflection of assets and liabilities of OJSC "VSMPA" in all major aspects as on October 1, 1997 and financial effects of its activity for 9 months of 1997 with regard to Regulations on Accounting and Reporting in the Russian Federation confirmed by the Order # 170 of 26.12.94 of MF of RF (with amendments of 19.12.95 and of 28.11.96).

Director of Audit Company "Analitik Express" Yu.G. Gritsun
November 10, 1997

"Analitik Express": signed & stamped

"VSMPA": signed & stamped

Annex # 14
To Issue Prospectus

EXPLANATORY NOTE TO ACCOUNTING FOR 9 MONTHS OF 1997

1. GENERAL INFORMATION

1. In June of 1997, the Meeting of Shareholders adopted a decision on appointing Audit Company "Analitik Express", Moscow, auditor of financial-economic activity of "VSMPA" Certificate of state registration of CJSC "Analitik Express" # 539688; licences # 005197 and # 009442 issued by MF of RF on March 4, 1996 and February 27,1997, respectively, to conducting general audit.
2. Accounting policy of "VSMPA" corresponding to that for preceding years was confirmed for 1997. Amendments were made only in respect to accounting of finished products: with application of account "37" at standard cost.
3. Consolidated statements for 9 months were not drawn up

2. Additional financial information

1. Basic funds

The cost of basic funds **as on 01.10.97** is given in the following table:

In million roubles

Name	Book Value	Wear & Tear
Utility	1242250	400208
Structures	284215	144002
Transmission mechanisms	238843	179414
Machinery and equipment	1636610	1298926
Transport	82677	25736
Tools, industrial and household implements	5453	3783
Other kinds of BF	165014	72837
SUM TOTAL:	3655062	2124906

The results of revaluations carried out using **factors of Goskomstat of RF** are reflected in the following table:

in million roubles

	As on 01.01.94				As on 01. 01. 95				As on 01. 01. 96			
Name	Prior to revaluation		After revaluation		Prior to revaluation		After revaluation		Prior to revaluation		After revaluation	
	BV*	DV**	BV	DV	BV	DV	BV	DV	BV	DV	BV	DV
Sum total:	19040	9204	425172	160180	427145	156878	1639375	782804	1592374	771463	4450661	2271542

Incl.main type of activity	17821	8371	398727	144487	396656	137782	1221278	451513	1294267	544827	3407779	1462127
Non-prod group BF	1219	833	26445	15693	30489	19096	418097	331291	2981077	226636	1042882	809415

* BV – book value
** DV – depreciated value

The card file of basic funds, the constitution and cost of real estate in view of big information volume are given in full in Annexes # 1 and # 2 to this Explanatory Note for 9 months of 1997 (the last quarter before adopting decision on issue of securities).
Information on outstanding construction is given in Annex # 3 to this Explanatory Note.
Revaluation of outstanding construction was carried out using **factors of Goskomstat of the RF**.
Information on financial investments fully coincide with that given in the Explanatory Note for 1996.
The value of intangible assets of the issuer as on 01.10.97 is given in the following table:

Name	Book Value	Depreciation
Rights to using natural resources	0.9	0.2
Licencies	174	22.9
Software	174	30.8
Rights to establishments of industrial property	0.4	0.3
Rights to using areas/land	204	-
Others	0.7	0.4
TOTAL:	554.0	54.6

The issuer conducts no joint activity.
Data on little-value and wearing subjects (LVWS): account # 12 – 59.985.327 roubles; account # 13 – 36.025.247 roubles.
The cost of goods shipped against vendor contracts as on 01.01.97 at release prices has made 97.964.548.000 roubles. **The cost of goods shipped against consignment contracts** at release prices has made 666.813.000 roubles. Total: 98.631.361.832 roubles. roubles.
Data on debt receivable and accounts payable, on money resources are given in Annexes # 4 – 13 to this Explanatory Note.
Doubtful debts reserve was not built up.

Data on formation and use of reserve fund resources /thou-sd roubles/

YEAR	FORMED	USED	
1994 .	1039251	1039251	for paying dividends
1995	0	0	
1996	623551	0	as on 1.01.98 not used

Stock fund for the personnel of the enterprise was not built up.

No losses for the period of the issuer's activity took place.

Director on economics & finance /signature/ V.P. Yachmenev
Chief Accountant /signature/ T.V.Novosadova
Official round seal of VSMPA

Fixed Assets File

Form 11 Code	Inventory Number	Name of Fixed Asset	Cost	Start-up date
101	5191	Flux-house (storehouse)	273,536,256	1.05.65
101	3027	Accommodations (2 storeys)	114,092,832	1.12.61
101	26295	Shower-rooms	192,854,816	1.05.57
101	61453	Transformer substation building	210,763,616	1.12.83
101	61469	Dwelling house of machine shop	2,474,913,504	1.12.83
101	61472	Machine shop building	6,398,942,816	1.12.83
101	400	Building (shop #2)	22,347,786,517	1.12.62
101	24097	Etch department building	430,876,544	1.03.68
101	64686	Building #32 with accomodations annexes	24,028,154,304	1.08.88
101	71739	KTP house	159,842,630	1.08.95
101	3748	Central shower rooms	346,398,158	1.06.62
101	5487	Accomodations of shop #3	2,056,239,556	1.12.65
101	8261	Shop accomodations	200,027,520	1.11.69
101	42241	Dwelling house #8	2,085,345,600	1.06.70
101	43943	Dwelling house	72,847,488	1.11.84
101	348	Accommodations	787,032,064	1.12.62
101	5488	Etch department building	118,795,040	1.12.65
101	26299	Dwelling house in Balakino settlement	53,294,752	1.01.66
101	63589	2 modules (2 storeys)	18,175,136	1.11.85
101	24835	Production building	15,498,055,104	1.06.68
101	3426	Transformer substation #30 (annex)	404,187,840	1.12.59
101	11352	Transformer substation #30A	614,767,776	1.11.72
101	13489	GPP-3 building	582,302,336	1.12.74
101	24148	Transformer substation N31 (annex)	796,381,376	1.12.59
101	60562	Accomodations building	562,336,320	1.03.83
101	61452	Distribution device building	806,750,112	1.12.83
101	2609	Transformer substation #7	427,946,848	1.01.32
101	2611	Transformer substation #31	183,804,902	1.12.42
101	4751	Transformer substation #16	242,916,800	1.12.57
101	8209	Transformer substation #10	199,191,776	1.10.69
101	24139	Transformer substation #2	166,900,832	1.03.42
101	24140	Transformer substation # 10	85,613,248	1.03.42
101	24141	Package transformer substation	91,693,056	1.03.42
101	24142	Transformer substation building	168,967,232	1.01.51
101	24143	Transformer substation building	50,392,608	1.08.41
101	24144	Transformer substation building	69,339,200	1.12.42
101	24145	Package transformer substation	114,616,320	1.12.42
101	24147	Transformer substation building	219,212,896	1.10.58
101	26291	Transformer substation building	299,673,920	1.03.34
101	26292	Transformer substation building	121,908,416	1.02.42
101	61076	Storehouse	11,691,232	1.10.83
101	6700	Main transformer substation building	1,392,588,288	1.11.67

101	6701	Building	54,984,608	1.12.67
101	7489	Central distribution station	1,905,312,640	1.01.69
101	24229	Building of central distribution station	1,559,057,472	1.12.71
101	28373	Transformer substation	2,612,893,920	1.12.81
101	70291	Pump station building	399,876,996	1.12.93
101	24357	Boiler-house #3	12,059,813,472	1.12.59
101	64313	Acid storehouse	375,965,408	1.12.86
101	64314	Salt storehouse	310,106,944	1.12.86
101	14498	Garage for 5 motor vehicles	55,168,288	1.01.75
101	24353	Compressor station #1	2,538,659,648	1.12.68
101	24354	Compressor station building	484,942,752	1.10.53
101	71011	Boiler-house	12,446,683,348	1.12.93
101	71012	Package transformer substation build.	75,554,150	1.12.93
101	71849	Mazout-pumping station building	125,294,124	1.12.95
101	6981	Transformer substation #17	155,044,288	1.07.68
101	13488	Boiler-house	3,184,203,008	1.12.74
101	13490	Mazout-pumping station building	189,340,295	1.12.74
101	14218	Liquid additives pumping house	119,722,624	1.07.75
101	14222	Central heating station building	1,309,335,328	1.07.75
101	65238	KTP building	83,574,400	1.12.88
101	65711	Boiler building	433,236,832	1.02.88
101	1881	Boiler-house #2	2,723,147,840	1.12.44
101	6696	Storehouse for wet storage of salt	111,080,480	1.12.67
101	24396	Central boiler-house	5,060,090,112	1.12.67
101	14620	Compressor station	4,231,004,512	1.12.75
101	12590	Gas control point building	51,586,528	1.12.73
101	14448	Gas measurement point building	27,735,680	1.11.75
101	19433	Gas control point building	52,899,840	1.12.77
101	21015	Gas-distribution point building	60,614,400	1.02.79
101	24241	Building #36 (gas control point)	75,391,456	1.01.70
101	26166	Gas control point building	30,307,200	1.12.79
101	10086	Oxygen-filling station	425,329,408	1.09.71
101	64001	Argon-filling station	1,400,229,376	1.06.86
101	24457	Locomotive depot	780,943,072	1.12.31
101	2782	Forwarders' office	23,942,688	1.01.43
101	4086	Accomodations	1,909,225,024	1.01.62
101	5508	Controller's office	127,455,552	1.12.66
101	8512	Weigher's booth	84,244,832	1.02.70
101	27576	Duty personnel's office	17,137,344	1.06.81
101	60303	Special motor-vehicles garage	146,117,440	1.12.82
101	64227	Point wires power interlocking station	559,286,498	1.12.86
101	26520	Heated building for mechanicians	38,389,120	1.12.79
101	26521	Heated building for mechanicians	38,389,120	1.12.79
101	26522	Heated building for mechanicians	38,389,120	1.12.79
101	71953	Crossing post building	18,685,256	1.03.96
101	24480	Accumulator building	50,688,700	1.03.74
101	8207	Laboratory of spectral analysis	2,654,157,632	1.11.69
101	14621	Central Plant laboratory	12,092,976,896	1.12.75

101	3137	Emulsion shop building	502,484,192	1.01.55
101	60950	Store-house (3 modules)	30,334,157	1.09.83
101	2019	Plant administration building	6,430,434,752	1.01.31
101	8998	Trade-union building	6,544,637,792	1.06.70
101	41267	Building #55 of public catering shop	991,111,164	1.01.33
101	64508	Building (accomodations & service rooms)	3,983,495,712	1.07.87
101	71389	Garage in Moscow	52,134,527	1.09.94
101	71390	Service room (office)	190,819,606	1.09.94
101	14245	Equipment storehouse	14,263,495,904	1.10.75
101	18893	Storeroom module	5,519,584	1.12.77
101	20439	Storeroom module	6,989,024	1.09.78
101	2018	Main building (shop #46)	1,715,854,067	1.01.31
101	2022	Fire station (4, Parkovaya str.)	978,316,416	1.04.58
101	9462	Boiler-house of fire station	36,285,984	1.04.70
101	а02018	Main building (shop #03)	41,753,245,770	1.12.31
101	б02018	Main building (shop #11)	237,332,928	1.12.31
101	в02018	Main building (shop #13)	6,886,016,256	1.12.31
101	г02018	Main building (shop #31)	14,036,047,428	1.12.31
101	д02018	Main building (shop #01)	5,909,646,848	1.12.31
101	е02018	Main building (shop #02)	4,686,273,760	1.12.31
101	з02018	Main building (shop #04)	10,742,633,522	1.12.31
101	и02018	Main building (shop #06)	543,894,848	1.12.31
101	2092	Medical aid post of the Plant	59,209,248	1.05.58
101	18676	Fire station on the territory of VPC-23	200,945,920	1.09.77
101	л02018	Main building (shop #08)	1,828,359,904	1.04.31
101	б02092	Building of medical aid post	155,255,520	1.12.58
101	в02092	Service-rooms of Plant administration	96,110,560	1.12.58
101	в18676	Fire station on the territory of VPC-23	776,424,544	1.09.77
101	г02092	Building of medical aid post	363,410,880	1.10.58
101	72020	Accomodation building of shop #13	16,296,232	1.05.96
101	3070	Building of shop #14	9,377,268,096	1.04.51
101	3071	Storehouse for chemicals	19,378,240	1.03.54
101	3072	Refrigerating plant building	64,131,872	1.03.55
101	2020	Central entrance check point building	280,405,888	1.12.52
101	6526	Sentry booth	2,314,368	1.11.67
101	8845	Northern entrance check point build.	137,521,216	1.07.70
101	11450	Entrance check point #2	40,473,888	1.08.72
101	12593	Sentry booth	100,353,568	1.08.73
101	13570	Garage building	14,189,280	1.12.75
101	67270	Building of check-point #3	86,008,160	1.12.90
101	67271	Building of check-point #1	63,764,512	1.12.90
101	67272	Building of check-point #2	63,764,512	1.12.90
101	69227	Gas analyser for combustion gases	8,669,696	1.12.70
101	71597	Garage building	3,031,114	1.05.95
101	6697	Building case	114,430,601,152	1.01.68
101	6768	Accomodations of shop #1	3,381,013,558	1.12.67
101	7223	Acid storehouse of shop #16	7,333,148,480	1.10.68
101	9461	Annex #5 (laboratory)	603,416,352	1.12.70

101	10456	Offices and accomodations	1,837,920,448	1.12.71
101	10541	Building of PSU-1 (annex)	341,507,040	1.12.68
101	10542	Building of PSU-2 (annex)	341,507,040	1.12.68
101	10543	Building of PSU-3 (annex)	341,507,040	1.12.68
101	10544	Building of PSU-11 (annex)	975,597,952	1.12.68
101	10545	Building of PSU-12 (annex)	975,597,952	1.12.68
101	27579	Module	6,640,032	1.06.81
101	27580	Module	6,640,032	1.06.81
101	27581	Module	6,640,032	1.06.81
101	27582	Module	6,640,032	1.06.81
101	68994	Module BKR	10,910,592	1.06.81
101	28149	Module	6,088,992	1.08.81
101	4938	Welding shop building	87,523,520	1.03.65
101	2023	Saw shop building	1,609,036,800	1.03.55
101	2024	Woodworking shop	1,374,385,600	1.05.54
101	2889	Transformer vault	62,901,216	1.04.60
101	4733	Drying chambers building	2,118,840,640	1.06.64
101	4935	Accomodations building	355,475,904	1.04.64
101	9488	Finished products warehouse	372,629,394	1.02.71
101	10671	Garage for motor-vehicles	155,512,672	1.01.72
101	11885	Storehouse for carpenter's tools	37,650,726	1.02.73
101	13386	Outhouse of shower-rooms	157,230,080	1.01.76
101	13942	Entrance check-point	7,292,096	1.07.75
101	18651	Container (packaging) building	536,070,080	1.12.77
101	24004	Drying chambers	163,631,328	1.03.60
101	24021	Carpenter's shop	297,837,120	1.04.60
101	60347	Module	4,721,679	1.12.82
101	60348	Module	4,721,679	1.12.82
101	60349	Module	4,721,679	1.12.82
101	60350	Module	4,721,679	1.12.82
101	60351	Module	4,721,679	1.12.82
101	60352	Module	4,721,679	1.12.82
101	60353	Module	4,721,679	1.12.82
101	60354	Module	4,721,679	1.12.82
101	60355	Module	4,721,679	1.12.82
101	60356	Module	4,721,679	1.12.82
101	66697	Garage	28,889,420	1.09.93
101	70800	Woodworking shop	140,169,183	1.09.93
101	1880	Building of boiler-house #1	1,722,137,760	1.12.35
101	2534	Building of casthouse	5,172,502,272	1.04.41
101	2538	Building for high frequency generator	78,569,120	1.03.60
101	11419	Annex for refractory material	356,627,211	1.12.73
101	3041	Building #1	142,783,243,904	1.08.60
101	4666	Pumping station	316,884,736	1.06.63
101	4916	Check-point building	750,792,000	1.07.64
101	5483	Oil storehouse building	137,208,960	1.05.65
101	7930	Pumping station of mazoute storehouse	524,590,080	1.12.65
101	24810	Administration and accomodations building	4,084,152,352	1.06.63

101	26638	Oxigen storehouse	7,246,176	1.06.80
101	28218	Accomodations	5,574,688	1.12.81
101	28219	Accomodations	5,574,688	1.12.81
101	28220	Accomodations	5,574,688	1.12.81
101	28221	Accomodations	5,565,504	1.12.81
101	67269	Western entrance check-point	994,443,520	1.12.90
101	71638	Annex of building #1	37,547,819,498	1.05.95
101	71854	Storehouse building	1,761,264	1.01.96
101	71855	Storehouse building	20,788	1.01.96
101	71856	Tools storehouse building	17,673	1.01.96
101	71857	Storehouse building	1,455,401	1.01.96
101	71858	Accomodation building for shops	1,759	1.01.96
101	71859	Accomodations for controller's office	3,660,820	1.01.96
101	71860	Accomodations for transport department	3,660,820	1.01.96
101	14233	Temporary titanium storehouse	1,001,258,048	1.09.75
101	14244	Accomodations of building #8b	47,224,366,784	1.10.75
101	21732	Accomodations of building #8b	1,739,467,968	1.09.79
101	26482	Module	4,619,552	1.06.80
101	26483	Module	4,619,552	1.05.80
101	26484	Module	4,619,552	1.05.80
101	60126	Module	2,681,728	1.12.82
101	60127	Module	2,681,728	1.12.82
101	60128	Module	2,681,728	1.12.82
101	60129	Module	2,672,544	1.12.82
101	61206	Module	7,503,328	1.12.83
101	61207	Module	7,503,328	1.12.83
101	61208	Module	7,503,328	1.12.83
101	61209	Module	7,503,328	1.12.83
101	61476	Accomodations building	6,378,765,568	1.12.83
101	7475	Building for X-ray inspection	570,886,624	1.01.69
101	67277	Laboratory of building #2	240,620,800	1.12.90
101	14820	Building of new production shop	523,010,432	1.12.74
101	9852	Isotope laboratory	275,914,912	1.06.71
101	a03748	Service rooms	368,989,522	1.06.62
101	26925	Refractory materials storehouse	2,933,140,000	1.09.80
101	27255	Car house VO-10	18,845,568	1.01.81
101	61023	Storehouse (module)	12,848,416	1.09.83
101	2034	Central storehouse	637,638,876	1.01.44
101	2043	Accomodations	56,720,384	1.01.43
101	4270	Titanium sponge storehouse	1,397,373,152	1.01.63
101	10649	Oil storehouse	5,359,699,744	1.11.71
101	71778	Aluminum ingots storehouse	642,056,861	1.11.95
101	60313	Equipment storehouse	3,423,914,592	1.12.82
101	71357	Storehouse for overalls and equipment	714,743,680	1.08.94
101	2036	Government reserve storehouse	1,227,019,136	1.06.68
101	2041	Sanitary ware storehouse	31,225,600	1.06.43
101	5272	Storehouse #2	76,245,568	1.06.56
101	5273	Steam-water-gas fittings storehouse	57,822,464	1.06.56

101	5670	Wiring accessories storehouse	377,241,984	1.09.66
101	2031	Fuel storage office	33,861,408	1.06.45
101	2046	Paintwork materials storehouse	97,350,400	1.06.68
101	2049	Magnesium storehouse	17,330,208	1.06.83
101	2059	Accomodations of fuel storehouse	55,306,048	1.06.43
101	5275	Oils storehouse	11,718,784	1.06.56
101	9454	Bottles storehouse	777,058,240	1.06.70
101	10440	Sectional storehouse	567,066,080	1.06.68
101	13507	Insecticides storehouse	853,515,040	1.06.68
101	21234	Storehouse buildings	787,638,208	1.06.68
101	27446	Boarding outfit car	18,845,568	1.06.81
101	27447	Boarding outfit car	18,845,568	1.06.81
101	72073	Shop accomodations	126,129,140	1.06.96
101	6823	Laundry	627,212,096	1.06.68
101	5346	Booth for cabinet #3	5,831,840	1.04.66
101	9460	Garage for 150 motor-vehicles	2,852,724,896	1.12.70
101	10620	Garage for special motor-vehicles	919,382,688	1.12.71
101	20962	Blacksmith welding shop building	129,172,960	1.02.79
101	26636	Module	4,628,736	1.06.80
101	26637	Module	4,619,552	1.06.80
101	28872	Park for electric trolleys	2,882,729,024	1.08.82
101	63999	Building of indoor motor-car washer	825,384,448	1.06.86
101	69312	Motor-car repair building	695,049,656	1.10.92
101	71997	Garage for 15 motor-cars	1,375,748,886	1.04.96
101	11039	Building of air-heating stations	57,032,640	1.06.72
101	64778	Administration and accomodations building	3,120,355,840	1.03.88
101	72005	Entrance check-point of shop #29	32,612,384	1.09.68
101	16799	Pumping artesian well building	375,001,088	1.12.76
101	16833	Pumping station building	794,618,048	1.12.76
101	19963	Chlorination building	172,613,280	1.06.78
101	185	Shop entrance check-point (building)	15,098,496	1.06.58
101	M24757	Machine shop building	272,241,312	1.06.58
101	M28848	Garage	572,475,456	1.07.82
101	M64453	Metal garage	4,839,968	1.06.87
101	4062	Building for flowmeter	12,324,928	1.05.62
101	14525	Fitting shop	31,225,600	1.12.75
101	60561	Emergency recovery department building	234,623,648	1.03.83
101	63950	4 modules	28,103,040	1.04.86
101	M01886	Pump station building	604,389,856	1.04.35
101	M04805	Garage (former boiler-house)	61,863,424	1.04.64
101	M04943	Chlorine and ammonia storehouse	108,508,960	1.04.64
101	M04952	Filter plant	2,312,439,360	1.04.64
101	M07100	Boiler-house	172,659,200	1.03.71
101	M09008	Chlorination building	548,679,712	1.11.71
101	M10574	Filter plant	5,302,207,904	1.11.71
101	M21897	Building of pumping station #1	359,875,040	1.07.79
101	M24355	Filter plant building	1,177,388,800	1.05.36
101	M24384	Distribution point building	129,172,960	1.06.64

101	24391	Pumping station	3,210,809,056	1.07.68
101	70233	Dwelling house	12,302,830	1.02.93
101	3143	Building for flame cut-off	30,564,352	1.01.61
101	4939	Shower-rooms of shop #31	434,718,396	1.01.64
101	5344	Building #19	6,503,081,368	1.01.65
101	5758	Special room	33,365,472	1.01.66
101	21233	Accomodations of department #5	179,345,152	1.01.79
101	26243	Accomodations of shop #3	1,668,595,040	1.01.69
101	6338	Building of KTP-6	25,053,952	1.12.69
101	7903	Building of converter substation	11,271,550,752	1.09.69
101	8346	Building of KTP-7	25,053,952	1.12.69
101	8435	Case of building #8 (shop #32)	4,210,955,840	1.12.69
101	8446	Case of building 8A	1,263,176,544	1.12.83
101	9463	Underground passage between buildings	294,898,240	1.12.70
101	10458	Building of converter substation	8,229,121,152	1.12.71
101	18831	Package transformer substation building	9,679,936	1.06.71
101	19537	Accomodations with ventilated cellar	2,257,225,152	1.09.69
101	27120	Building 8C (accomodations)	7,871,615,584	1.12.80
101	28789	Module	5,418,560	1.06.82
101	61651	Module	4,500,160	1.05.84
101	61652	Module	4,500,160	1.05.84
101	63187	Building #90	32,301,129,056	1.12.84
101	63424	Module service room	29,241,856	1.07.85
101	а08435	Case of building #8 (shop #32)	60,491,912,992	1.12.69
101	а08446	Case of building #8a	13,144,397,952	1.12.69
101	б08435	Case of building #8 (shop #10)	802,718,336	1.12.69
101	б08446	Case of building #8a	27,118,374,133	1.12.69
101	д08435	Case of building #8 (shop #22)	891,913,344	1.12.69
101	1665	Building	1,892,216,256	1.06.55
101	61025	Storehouse rooms	10,120,768	1.10.83
101	9001	Accomodations of building #7	2,630,416,992	1.08.70
101	9465	Building of shop #35 (building #7)	4,062,277,709	1.06.70
101	а09465	Building of shop #35 (building #7 shop #5)	6,612,801,440	1.05.70
101	б09465	Building of shop #35 (building #7 shop #24)	236,781,888	1.05.70
101	в09465	Building of shop #35 (building #7 shop #06)	1,601,561,024	1.05.70
101	д09465	Building of shop #35 (building #7 shop #35)	12,215,206,752	1.07.70
101	е09465	Building of shop #35 (building #7 shop #12)	1,653,312,864	1.07.70
101	9377	Annex of molding press	17,220,000	1.06.70
101	12577	Kompressor station	756,201,376	1.06.73
101	12580	Refrigerator building	1,089,773,440	1.06.73
101	12581	Claydite storehouse	1,361,491,264	1.06.73
101	12586	Case of burning department	4,190,365,312	1.06.73
101	12587	Case of shop	8,393,459,648	1.06.73
101	12596	Additives storehouse	431,501,056	1.06.73
101	13123	Administration and accomodation build-g	5,685,186,214	1.06.74
101	13498	Concrete shop building	2,761,252,256	1.06.74
101	14287	Fuel storehouse	22,491,616	1.10.75
101	14465	Entrance check-point #1	21,306,880	1.11.75

101	14466	Entrance check-point #2	21,306,880	1.11.75
101	14619	Main building of DSK	36,440,688,480	1.12.75
101	20836	Combustive-lubricat. materials storehouse	104,293,504	1.12.78
101	20837	Auxilliary storage area	94,815,616	1.12.78
101	21797	Check-point	11,112,640	1.09.79
101	21799	Accomodations	193,607,904	1.09.79
101	26289	Building of transformer substation	83,592,768	1.12.79
101	28555	Carpenter's tools storehouse	108,398,752	1.03.82
101	60310	Indoor storehouse	8,779,481,536	1.12.82
101	61471	Build. with service-rooms and accomodations	8,146,887,616	1.12.83
101	63192	Building #2	80,374,679,658	1.12.84
101	63184	Building for RU-10	465,031,840	1.12.84
101	4937	Construction materials storehouse	42,926,016	1.06.64
101	4968	Production building	1,145,355,008	1.06.40
101	11935	Garage for five motor vehicles	182,183,008	1.06.73
101	11967	Building of shop and smithy	93,933,952	1.06.73
101	12426	Parking garage for 6 motor-vehicles	361,436,320	1.06.74
101	20570	Module (storehouse)	6,952,288	1.10.78
101	24343	Parking garage for 6 motor-vehicles	746,695,936	1.12.75
101	64097	Boarding outfit car	18,248,608	1.09.86
101	64098	Boarding outfit car	22,500,800	1.09.86
101	5668	Repair shops building	92,914,528	1.06.66
101	5669	Titanium waste storehouse	612,086,048	1.06.66
101	11173	Dwelling house for 2 flats	61,514,432	1.06.73
101	16790	Aerodrome service and passenger building	449,621,088	1.12.76
101	63421	Spareparts storehouse	17,982,272	1.06.85
101	69226	Forwarders' building	1,546,669,323	1.11.93
101	70858	Accomodations building	2,676,829,128	1.10.93
101	64297	Production center	22,609,654,455	1.12.86
101	71741	Sample preparation department	118,219,472	1.08.95
101	44136	Bookstore "*Knigi, Sojuzpechat*"	165,579,648	1.01.92
101	42537	Furniture shop building	7,383,443	1.09.93
101	42600	Assembly shop building	97,557,040	1.09.93
101	71061	Boiler building	14,038,088	1.09.93
101	71474	Mobile assembly booth	6,102,393	1.12.94
101	71475	Mobile assembly booth	6,102,393	1.12.94
101	71476	Mobile assembly booth	6,102,393	1.12.94
101	71477	Mobile assembly booth	6,102,393	1.12.94
101	71478	Mobile assembly booth	6,102,393	1.12.94
101	71479	Mobile assembly booth	6,102,393	1.12.94
101	71719	Mobile assembly booth	5,238,234	1.07.95
101	71720	Mobile assembly booth	5,238,236	1.07.95
101	71999	Building for waste disposal plants	2,337,051,689	1.04.96
101	20833	Production shops	1,675,271,808	1.12.78
101	71433	Assembly booths	1,676,158	1.11.94
101	71434	Assembly booths	1,676,158	1.11.94
101	71435	Assembly booths	1,676,158	1.11.94
101	71436	Assembly booths	1,676,158	1.11.94

101	71437	Assembly booths	1,676,158	1.11.94
101	71438	Assembly booths	1,676,158	1.11.94
101	71439	Assembly booths	1,676,164	1.11.94
101	71986	Mobile assembly booth	2,565,777	1.04.96
101	71987	Mobile assembly booth	2,565,777	1.04.96
101	71703	Transformer substation building	26,417,959	1.07.95
101	2356	Carpenter's workshop	125,926,990	1.01.37
101	7093	Fuel storehouse	61,881,506	1.01.69
101	9451	Sservice room	94,116,484	1.01.71
101	61610	Module /garage /	8,181,510	1.01.84
101	61611	Module /garage /	8,181,510	1.01.84
101	63573	Modules /storerooms /	40,283,320	1.10.85
101	63574	Module	5,742,870	1.10.85
101	44260	Mobile buildings	19,621,249	1.12.93
101	44261	Mobile buildings	19,621,249	1.12.93
101	44262	Mobile buildings	19,621,249	1.12.93
101	67255	Prefabricated metal garage	6,658,400	1.12.90
101	71500	Maintenance station	516,213,680	1.10.95
101	71742	10 garages	212,430,864	1.10.95
101	26330	Storehouse	258,429,150	1.12.79
101	69933	Accomodations block (microdistrict "B")	227,929,890	1.11.92
101	71818	Mobile building "KUB-M"	1,464,997	1.12.95
101	71895	Heated parking building for motor-vehicles	1,470,577,300	1.01.96
101	24395	Fire extinguishing materials storehouse	21,012,992	1.12.67
101	6711	Pumping station building	812,416,640	1.10.68
101	4217	Sewage pumping station	127,574,944	1.11.63
101	7103	Lime storehouse	2,517,058,880	1.09.68
101	7120	Waste disposal plant	7,274,578,528	1.09.68
101	7122	Fracturing department	2,967,313,664	1.09.68
101	7124	Separation reservoirs department	93,676,800	1.09.68
101	64756	Air-water pumping station	398,025,376	1.03.88
101	64759	Waste disposal facilities	27,625,472	1.03.88
101	64760	Blending plant	2,238,333,664	1.03.88
101	16797	Building of sewage pumping station	774,909,820	1.12.76
101	16798	Building of water pumping station	1,648,491,264	1.12.76
101	26646	Building #22 waste disposal plant	5,985,212,800	1.01.80
101	27127	Production waste disposal plant	2,649,264,092	1.12.80
101	66354	Sewage pumping station	3,840,326,336	1.12.89
101	191	Boiler-house	288,754,144	1.09.58
101	192	Building of transformer substation	136,364,032	1.05.54
101	M24756	Office and laboratory	166,377,344	1.07.58
101	M24759	Pumping station	86,044,896	1.07.58
101	M24760	Chlorination and pumping station	220,581,312	1.07.58
101	M24770	Turboblower station	560,591,360	1.07.58
101	M26232	Grates building	125,441,316	1.07.58
101	M27810	Boiler-house	717,334,688	1.07.81
101	31997	Sewage pumping station	1,102,142,451	1.03.92
101	M60345	Machine shop	6,620,460,896	1.12.82

101	м61462	Pumping station	1,330,164,640	1.12.83
101	м62888	Pumping station	540,386,560	1.09.84
101	м62889	Building for grates and grind machines	53,276,384	1.08.84
101	м62893	Laboratory	252,192,640	1.08.84
101	м62934	Drain station	692,666,464	1.11.84
101	м63182	Chlorination building	1,255,976,288	1.12.84
101	1884	Water-pumping station	70,257,600	1.08.32
101	4826	Pumping station	1,711,860,864	1.09.62
101	1885	Building for fire-extinguishing water-pump	73,857,728	1.07.37
101	м09005	Pumping relift station	1,064,535,808	1.11.71
101	24339	Building #41	5,511,419,424	1.03.75
101	41268	Garage in Ural Polytechnical University	35,580,826	1.01.67
101	41269	Laboratory #2 in Ural Polytechnival University	1,127,533,456	1.01.62
101	41270	Laboratory #3 in Ural Polytechnical University	372,878,724	1.12.59
101	41271	Laboratory #4 in Ural Polytechnical University	366,977,716	1.12.57
101	41272	Training center of technical faculty of UPU	2,998,260,874	1.12.69
101	72380	40-feet container	14,252,167	16.09.96
101	72381	40-feet container	14,252,167	16.09.96
101	72426	Container	10,057,000	16.09.96
101	72427	Metal container	14,252,166	16.09.96
101	72428	Metal container	14,252,166	16.09.96
101	72429	Metal container	14,252,166	16.09.96
101	72430	Metal container	14,252,166	16.09.96
101	72431	Metal container	14,252,166	16.09.96
101	72392	Metal container	14,252,167	16.09.96
101	72393	Metal container	14,252,167	16.09.96
101	72385	Metal container	14,252,167	16.09.96
101	72386	Metal container	14,252,167	16.09.96
101	72410	Metal container	16,225,222	16.09.96
101	72411	Metal container	16,225,222	16.09.96
101	72412	Metal container	16,225,222	16.09.96
101	72459	Sentry box	24,947,743	17.09.96
101	72457	Sentry box	24,947,743	17.09.96
101	72458	Sentry box	24,947,744	17.09.96
101	72492	Metal storeroom	6,414,817	17.10.96
101	72481	Laboratory	396,706,060	17.10.96
101	72495	KTP of building #45	281,577,960	17.10.96
101	72525	Check-point building	164,663,080	27.11.96
101	72540	Ready-made storehouse	1,269,542,334	28.12.96
101	72555	Administration and accomodations building	1,268,966,430	31.01.97
101	а63192	Building #2 (shop #23)	4,789,228,380	1.12.84
101	б63192	Building #2 (shop #13)	9,636,158,307	1.12.84
101	в63192	Building #2 (shop #41)	4,167,333,932	1.12.84
101	72548	Garage	28,576,100	31.01.97
101	61475	Building of shop #38	16,672,955,040	1.12.83
101	61117	Administration and accomodations building	3,612,847,840	20.10.83
101	72606	Sentry box	15,585,472	31.03.97
101	72607	Sentry box	15,585,472	31.03.97

101	72608	Sentry box	15,585,472	31.03.97
101	72609	Sentry box	15,585,472	31.03.97
101	72610	Sentry box	15,585,472	31.03.97
101	72611	Sentry box	15,585,472	31.03.97
101	72612	Sentry box	15,585,472	31.03.97
101	72613	Sentry box	15,585,472	31.03.97
101	72614	Sentry box	15,585,472	31.03.97
101	72615	Sentry box	15,585,472	31.03.97
101	a27127	Production waste disposal plants	3,854,780,420	1.12.80
101	72651	Weigher's booth	35,689,115	28.04.97
101	72652	Garage	381,943,456	28.04.97
101	72653	Pump draining building	68,983,778	28.04.97
101	72654	Sand-drying building	62,796,517	28.04.97
101	72655	Riggers' building	64,186,975	28.04.97
101	72656	Garage for electric trolleys	66,205,435	28.04.97
101	72644	Building KTP #4F	617,398,800	28.04.97
101	72665	Temporary customs warehouse	40,669,680	23.05.97
101	72603	Accomodation building	1,332,807,907	30.05.97
101	72672	Pumping station	169,259,364	30.05.97
101	72741	Room for steeloscope	133,686,330	29.08.97
101	72786	20-feet container	10,057,000	29.10.97
101	72781	40-feet container	14,252,166	29.10.97
101	72782	40-feet container	14,252,166	29.10.97
101	72783	40-feet container	14,252,166	29.10.97
101	72784	40-feet container	14,252,166	29.10.97
101	72785	40-feet container	14,252,166	29.10.97
101	72745	40-feet container	14,252,166	29.10.97
101	72746	40-feet container	14,252,166	29.10.97
101	72788	Administration and accomodation building	3,579,268,064	31.10.97
101	72816	Building #4F	15,106,022,780	30.11.97
101	72815	Militia base station	164,565,266	30.11.97
101	72791	Sentry box	12,569,718	30.11.97
101	72818	Foreman's office	20,000,000	30.11.97
101	Д02356	Carpenter's workshop	251,532,800	29.10.97
101	72835	Bus-stop with kiosk	216,295,990	30.12.97
101	72836	Store	66,822,130	30.12.97
101	72830	Mobile workshop	13,862,000	30.12.97
101	72831	Mobile workshop	13,862,001	30.12.97
101	72790	40-feet container	14,252,166	30.12.97
101	72842	Mountain-skiing complex	680,500,550	30.12.97
101	72844	Administration and accomodations building	1,699,935,715	30.12.97
101	72814	Administration rooms and accomodations	329,807,050	30.12.97

Fixed Assets File

Form 11 Code	Inventory Number	Name of Fixed Asset	Cost	Start-up Date
102	13565	Trestle	528,851,456	1.02.75
102	70854	Storage tank	28,250,656	1.11.93
102	70855	Storage tank	28,250,656	1.11.93
102	70856	Storage tank	28,250,656	1.11.93
102	70857	Storage tank	28,250,656	1.11.93
102	20168	Smoke removal system	833,695,968	1.12.78
102	9055	Punch ground	367,993,696	1.09.70
102	20976	Sound attenuator	38,187,072	1.12.78
102	M64163	Subsurface storehouse	3,732,166,368	1.11.86
102	60140	Crane trestle	84,263,200	1.12.82
102	23708	Reservoir	24,980,480	1.09.69
102	4684	Chimney	252,927,360	1.10.63
102	12549	Mazoute storehouse	382,440,128	1.12.73
102	24363	Chimney	252,927,360	1.11.59
102	31626	Oilproducts reservoir (tank)	601,799,968	1.12.86
102	60307	Mazoute reservoir	697,984,000	1.12.82
102	64295	Concrete chimney	1,353,143,008	1.12.86
102	32300	Vessel	57,072,000	1.12.95
102	32301	Vessel	57,072,000	1.12.95
102	32302	Waste disposal plants	86,870,483	1.12.95
102	71010	Chimney	25,212,146	1.12.93
102	13492	Reservoir #2 V=2000 cu. m	284,299,904	1.12.74
102	13493	Reservoir #1V=2000 cu. m	284,299,904	1.12.74
102	13494	Trestle for mazoute draining system	177,177,728	1.12.74
102	13501	Chimney with flue duct	1,173,898,880	1.12.74
102	13503	Reservoir #3 V=1000 cu. m	168,177,408	1.12.74
102	31627	Oil products reservoir V=2000 cu. m	605,914,400	1.12.86
102	31628	Oil products reservoir V=2000 cu. m	605,923,584	1.12.86
102	3394	Chimney H 45	266,978,880	1.12.61
102	4681	Chimney	266,978,880	1.12.63
102	6702	Chimney	346,604,160	1.12.67
102	6770	Mazoute storehose	2,738,200,416	1.12.67
102	31307	Transport tank for liquid oxygen	98,388,192	1.07.86
102	31310	Transport tank for liquid oxygen	98,388,192	1.07.86
102	64000	Pumping station	18,827,200	1.06.86
102	7725	Fuel tank	19,222,112	1.05.69
102	12284	Reservoir	24,245,760	1.06.73
102	3391	Railway track #13	314,386,688	1.12.62
102	4640	Spur-track #10	309,932,448	1.11.63
102	12562	Railway track to boiler-house mazoute storehouse	87,615,360	1.12.73
102	13336	Railway track	1,105,276,032	1.10.74
102	13428	Departure platform	55,471,360	1.06.41
102	20827	Railway track to burned earth stockpile	1,106,901,600	1.12.78

102	21728	Railway track	929,255,488	1.07.79
102	22008	Railway track	511,925,344	1.09.79
102	22023	Unloading railway rack	615,263,712	1.11.79
102	24000	Railway tracks "Park #1"	3,898,754,944	1.12.28
102	24001	Railway tracks "Park #2"	3,878,252,972	1.12.28
102	24002	Railway tracks "Park #3"	3,338,677,888	1.12.28
102	24003	Railway tracks	9,382,367,786	1.12.28
102	26153	Railway track N2	665,380,800	1.12.79
102	27105	Railway track	290,884,832	1.12.80
102	27249	Railway track #1	1,320,200,000	1.01.81
102	27254	Railway track #8	789,566,848	1.01.81
102	60344	Railway track	361,215,904	1.12.82
102	61463	Railway track #12	848,601,600	1.12.83
102	61478	Spur-track	238,701,344	1.12.83
102	61479	Spur-track	206,640,000	1.12.83
102	63460	Railway track #11	228,222,400	1.07.85
102	63728	Spur-track	425,641,664	1.12.85
102	64293	Railway track #10	442,668,800	1.01.86
102	64296	Railway track #3	751,508,352	1.01.86
102	72322	Railway track #19 shop #37	1,660,063,104	1.12.84
102	30273	Metal floodlight tower	146,059,056	1.02.77
102	71499	Area fence	36,561,067	1.12.94
102	M14243	Subsurface storehouse	2,527,179,648	1.09.75
102	21418	Statue of Lenin	50,071,168	1.05.79
102	9101	Lenin's Memorial	173,981,696	1.11.70
102	M27153	Subsurface storehouse	2,470,183,744	1.12.80
102	60735	Statue on the Plant Administration square	375,772,544	1.05.83
102	12592	Unloading rack complex #5	101,024,000	1.12.73
102	16043	Open-air storage area site building #5	1,781,980,704	1.10.76
102	20839	Open-air grounds for equipment ##2,3,4	290,241,952	1.12.78
102	9825	Ferro-concrete trestle	57,161,216	1.07.71
102	1036	Plant territory fence	2,747,331,810	1.06.42
102	67268	Ferro-concrete fence	10,384,752,896	1.12.90
102	6677	Nitric acid tank	70,940,897	1.12.68
102	6678	Nitric acid tank	70,940,897	1.12.68
102	6681	Sulfuric acid tank	36,349,378	1.12.68
102	6682	Sulfuric acid tank	36,349,378	1.12.68
102	6683	Sulfuric acid tank	36,349,378	1.12.68
102	6684	Sulfuric acid tank	36,349,378	1.12.68
102	6685	Sulfuric acid tank	36,349,378	1.12.68
102	6686	Sulfuric acid tank	36,349,378	1.12.68
102	24387	Drainage trestle	10,212,608	1.12.68
102	70369	Storage tank	19,037,903	1.11.93
102	70843	Storage tank	25,022,633	1.11.93
102	70844	Storage tank	25,022,633	1.11.93
102	70845	Storage tank	25,022,633	1.11.93
102	70846	Storage tank	25,022,633	1.11.93
102	M61468	Subsurface storehouse A-7	3,447,554,208	1.12.83

102	70754	Storage tank	24,016,392	1.11.93
102	70847	Storage tank	24,016,392	1.11.93
102	70848	Storage tank	24,016,392	1.11.93
102	70849	Storage tank	24,016,400	1.11.93
102	71763	Rollers and spare parts storehouse	556,998,144	1.10.95
102	26653	Container reservoir	104,982,304	1.12.81
102	6256	Sub-crane track	335,473,152	1.04.67
102	12256	Wooden fence	31,308,256	1.06.74
102	20826	Loading-unloading site	827,285,536	1.12.78
102	4682	Ferrous metals storehouse	601,735,680	1.07.63
102	5398	Concrete roads on the territory of shop #21	1,349,046,944	1.11.60
102	5480	Storage area for punches	102,318,944	1.08.63
102	5481	Railway track	229,811,232	1.07.63
102	16801	Chimney #1	1,487,624,320	1.12.76
102	20857	Open trestle	1,557,652,320	1.12.78
102	30587	Chimney #2	1,149,818,432	1.09.80
102	8002	Emergence drainage reservoir	51,108,960	1.12.65
102	11473	Chimney	413,114,688	1.09.65
102	20824	Chimney #3	799,402,912	1.12.78
102	60343	Cable tunnel	1,598,016,000	1.12.82
102	10750	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10751	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10752	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10753	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10754	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10755	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10756	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10757	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10758	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10759	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10760	Reservoir V=75 cu. m	27,377,504	1.03.71
102	10761	Reservoir V=75 cu. m	27,377,504	1.12.71
102	10762	Steel tank V=75 cu. m	27,524,448	1.12.71
102	10763	Steel tank V=75 cu. m	27,524,448	1.12.71
102	10764	Steel tank V=75 cu. m	27,524,448	1.12.71
102	10765	Steel tank V=75 cu. m	27,524,448	1.12.71
102	10766	Steel tank V=75 cu. m	27,524,448	1.12.71
102	10767	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10768	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10769	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10770	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10771	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10772	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10773	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10774	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10775	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10776	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10777	Steel tank V=18 cu. m	6,575,744	1.12.71

102	10778	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10779	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10780	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10781	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10782	Steel tank V=18 cu. m	6,575,744	1.12.71
102	10784	Steel tank V=6 cu. m	2,011,296	1.12.71
102	10785	Steel tank V=6 cu. m	2,011,296	1.12.71
102	10786	Steel tank V=6 cu. m	2,011,296	1.12.71
102	10787	Steel tank V=6 cu.m	2,011,296	1.12.71
102	10800	Steel tank V=70 litres	964,32	1.12.71
102	10801	Steel tank V=70 litres	964,32	1.12.71
102	10802	Steel tank V=70 litres	964,32	1.12.71
102	10803	Steel tank V=340 litres	3,499,104	1.12.71
102	10804	Steel tank V=340 litres	3,499,104	1.12.71
102	10805	Steel tank V=340 litres	3,499,104	1.12.71
102	10806	Steel tank V=340 litres	3,499,104	1.12.71
102	10807	Steel tank V=340 litres	3,499,104	1.12.71
102	10808	Steel tank V=340 litres	3,499,104	1.12.71
102	10844	Railway track	90,003,200	1.12.71
102	10845	Concrete road	92,942,080	1.12.71
102	16791	Open-air storehouse trestle	1,236,855,200	1.12.76
102	26192	Equipment storehouse ground	347,761,344	1.11.72
102	60305	Access road	250,723,200	1.12.82
102	61467	Trestle 14 "B" of building #2	2,399,209,792	1.12.83
102	24955	Fuel storehouse	257,505,032	1.06.42
102	30144	Telephone cable wiring	673,894,368	1.10.76
102	11009	Motor road	36,258,432	1.04.72
102	26237	Parking site for 150 motor-cars	1,932,699,328	1.04.72
102	7101	Accesss road	320,310,368	1.09.68
102	9478	Shop motor roads	100,950,528	1.12.70
102	19407	Fence around building #8A	137,273,248	1.12.77
102	M05863	Ground winter greenhouse	141,433,600	1.12.66
102	M06585	Ground winter greenhouse	141,433,600	1.12.67
102	M24769	Fence around waste disposal plants	35,798,512	1.06.59
102	M26233	Motor roads	323,607,424	1.12.52
102	M62933	Fence	176,792,000	1.11.84
102	M62935	Motor roads and grounds	694,696,128	1.11.84
102	13491	Industrial water pipe-line shutdown	195,949,824	1.12.74
102	M04946	Water well	73,288,320	1.08.64
102	M04950	Clean water reservoir	109,748,800	1.08.64
102	M04953	Fence	17,486,336	1.08.64
102	M07099	Chimney	46,838,400	1.03.71
102	M08987	Fence around ground	94,907,456	1.11.71
102	M08994	Sand ground	109,418,176	1.11.71
102	M08999	Clean water reservoir	1,034,228,608	1.11.71
102	M10457	Crib head wall and water well with pipe-line	1,230,573,344	1.12.71
102	M13500	Water spillway of Isinsky hydro-system	9,855,589,184	1.12.74
102	M14230	Open-air concrete ground	123,910,528	1.09.75

102	M24242	Slurry pond	1,168,204,800	1.11.71
102	M24243	Clean water reservoir	1,818,432,000	1.11.71
102	M24361	Water suction well	65,573,760	1.05.31
102	16786	Bin trestle for bulk mix materials	25,981,536	1.01.76
102	16787	Bin trestle for bulk mix materials	25,981,536	1.01.76
102	65076	Bin trestle for bulk mix materials	144,096,960	1.01.88
102	1768	Protective wall for furnaces	348,884,732	1.01.70
102	5342	Concrete roads	220,719,072	1.01.65
102	M63637	Subsurface storehouse	4,016,998,944	1.01.85
102	3141	Trestle	32,897,088	1.11.72
102	18778	Emergency drainage reservoir #3	249,804,800	1.02.70
102	28796	Cable tunnel	100,776,032	1.01.84
102	14293	Concrete ground, building #8a	334,664,960	1.09.75
102	14294	Concrete ground, building #8a	334,664,960	1.09.75
102	27118	Motor road and concrete ground on ground A	387,858,688	1.12.80
102	27119	Subsurface building	575,836,800	1.12.80
102	63191	Fence k-90	43,440,320	1.12.80
102	M63248	Storehouse A-6 shop #32	2,783,202,016	1.02.85
102	5516	Chimney with intakes	266,978,880	1.06.71
102	5642	Water relift station	9,321,760	1.10.73
102	M19497	Storehouse A-5	1,880,662,784	1.12.77
102	4685	Claydite storehouse	291,243,008	1.12.63
102	7724	Tank V=80 cu. m	19,222,112	1.05.69
102	9376	Steam-curing chamber	235,734,912	1.06.65
102	14257	Filling storehouse with reloading point #1.2	8,066,415,163	1.12.75
102	16021	Open-air storehouse of finished product	873,811,680	1.09.76
102	18594	Concrete storehouse	2,664,884,544	1.12.75
102	18678	Inert materials storage area (ground)	318,473,568	1.02.76
102	18679	Railway spur-tracks to inert materials storage area	110,015,136	1.02.76
102	20835	Fence and check-point	168,756,000	1.12.78
102	20838	Metal storehouse	189,447,552	1.12.78
102	21798	Bitumen storehouse	417,137,280	1.09.79
102	63185	Finished product storehouse	2,783,918,368	1.12.84
102	12588	Water pumping station with reservoir, V=600 cu. m	280,056,896	1.06.73
102	21729	Fence	102,585,280	1.07.79
102	1046	Motor road	264,012,448	1.06.62
102	1049	Motor road	248,886,400	1.06.64
102	1050	Motor road	153,418,720	1.06.63
102	1052	Motor road	145,483,744	1.06.65
102	M01056	Motor road	4,363,520,448	1.06.58
102	M01057	Motor road	1,217,577,984	1.06.58
102	1062	Motor road	1,217,577,984	1.06.56
102	1071	Asphalt-paved ground	71,102,528	1.06.60
102	3147	Asphalt-concrete pavement	125,784,064	1.06.60
102	M05281	Motor road	162,823,136	1.06.65
102	8992	Motor road and concrete grounds	378,849,184	1.06.71
102	9385	Motor road	338,687,552	1.06.70
102	M10244	Motor road	1,847,859,424	1.06.71

102	10245	Motor road	1,047,040,288	1.06.71
102	10588	Motor roads and grounds	1,271,690,112	1.06.71
102	10589	Access concrete roads	109,372,256	1.06.71
102	11162	Spring in pipe	184,373,577	1.06.72
102	11350	Motor roads and grounds	249,942,560	1.06.72
102	11351	Motor road of buildings #5-8	110,786,592	1.06.72
102	м11433	Motor road	293,539,008	1.06.72
102	11434	Motor road and ground	241,061,632	1.06.72
102	12545	Motor road #1	346,852,128	1.06.73
102	13337	Access motor road #4	141,957,088	1.06.74
102	13505	Concrete ground	61,753,216	1.06.74
102	14291	Motor road	564,127,200	1.05.85
102	14450	Motor road	282,297,792	1.11.75
102	16026	Motor road	150,195,136	1.09.76
102	16028	Motor road	214,014,752	1.09.76
102	16029	Storage area	31,317,440	1.09.76
102	16796	Access asphalt-paved road	525,949,312	1.12.76
102	18677	Motor roads and grounds	3,904,981,696	1.05.85
102	18856	Motor roads and grounds	3,587,004,064	1.12.77
102	20978	Motor roadsи grounds	2,162,069,728	1.02.79
102	м21894	Motor roadи grounds	183,716,736	1.10.79
102	24345	Metal fence	63,534,912	1.10.57
102	24346	Metal fence	23,850,848	1.12.58
102	24347	Motor road	303,880,192	1.10.61
102	24348	Motor road	298,828,992	1.12.70
102	24349	Motor road	187,831,168	1.12.62
102	м24350	Motor road	267,346,240	1.06.71
102	м24351	Motor road	618,992,416	1.12.71
102	м24352	Motor road	879,992,512	1.12.59
102	26152	Pavement	57,859,200	1.12.79
102	61464	Motor roads and grounds	1,138,604,768	1.12.83
102	61584	Motor road of industrial ground #2	176,121,568	1.02.84
102	61585	Motor roads and grounds	227,763,200	1.02.84
102	63030	Motor road of industrial ground #9	168,388,640	1.11.84
102	63188	Access motor roads	535,427,200	1.12.84
102	63189	Motor roads and grounds	466,510,464	1.12.84
102	63458	Pavement along shop #16	168,067,200	1.08.85
102	63459	Improvement of building #2	221,977,280	1.08.85
102	63461	Motor road #11	548,560,320	1.08.85
102	63462	Motor road #13	356,339,200	1.08.85
102	м63523	Motor road *Severnaya*	6,396,307,328	1.09.85
102	63729	Motor road of industrial ground #8	1,515,819,200	1.12.85
102	64224	Motor road of ground "A"	396,932,480	1.12.86
102	64294	Motor road *Vostochnaya*	358,488,256	1.12.86
102	64682	Motor road	772,374,400	1.12.87
102	64952	Ferro-concrete bridge	3,583,596,800	1.06.88
102	м65013	Motor road #2	133,902,720	1.08.88
102	65014	Motor road #1	551,618,592	1.08.88

102	65124	Motor road #4 of ground "B"	927,942,176	1.10.88
102	66225	Road overpass	3,734,214,400	1.11.89
102	м67094	Motor road	3,355,833,600	1.09.90
102	67095	Motor road	3,719,565,920	1.09.90
102	67211	Motor road #1	308,995,680	1.11.90
102	72165	Motor roads and asphalt-paved ground	60,706,240	1.06.71
102	63181	Motor-car examination trestle	40,721,856	1.12.84
102	6629	Concrete ground	3,382,788,640	1.06.67
102	71002	Ferro-concrete fence	2,278,041,327	1.12.93
102	71698	Stainless steel tank	1,427,063	1.07.95
102	17779	Motor road to Aerodrom	304,587,360	1.05.77
102	17780	Airfield	221,518,080	1.05.77
102	30196	Artesian well #2\3163	147,889,952	1.05.77
102	71059	Water tank	5,273,856	1.09.93
102	71060	Greenhouse	14,946,960	1.09.93
102	71076	Water tank	5,273,856	1.09.93
102	26354	Concrete grounds	852,109,888	1.02.80
102	24452	Shed	15,056,308	1.12.69
102	69075	Mineral water tanks	2,987,591	1.08.92
102	69076	Mineral water tanks	2,987,591	1.08.92
102	69077	Mineral water tank	2,987,771	1.08.92
102	64884	Parking site	86,223,310	1.12.90
102	2678	Reservoir	3,504,614	1.12.48
102	24383	Graduation tower	521,504,256	1.12.68
102	14292	Neutraliser	157,551,520	1.10.75
102	20001	Water-rotating dirt collector	494,429,824	1.12.67
102	20002	2 sprinkling basins	1,151,315,424	1.12.67
102	7104	Fence around waste disposal plant ground	223,933,472	1.09.68
102	7112	Scourage neutralliser	2,360,710,464	1.09.68
102	7113	Rainwater drainage	53,083,520	1.09.68
102	7114	Sewage tanks	11,013,866,080	1.09.68
102	7115	Rainwater catch basin	103,797,568	1.09.68
102	7116	Catch reservoir	146,383,776	1.09.68
102	23387	Scourage shute trestle	240,942,240	1.04.70
102	23500	Water drainage line to river Berezovka	119,630,784	1.12.69
102	24772	Earthfill embankment of mud settler	10,977,368,864	1.12.69
102	24773	Right-bank catch ditch	366,717,120	1.09.68
102	31671	Reservoirs-neutralisers	668,411,520	1.03.88
102	31672	Reservoirs	668,411,520	1.03.88
102	31673	Reservoirs	668,411,520	1.03.88
102	31674	Reservoirs	668,411,520	1.03.88
102	31675	Reservoirs	668,411,520	1.03.88
102	31676	Steam neutraliser	4,592,000	1.03.88
102	31677	Steam neutraliser	4,592,000	1.03.88
102	31678	Steam neutraliser	4,592,000	1.03.88
102	31679	Steam neutraliser	4,592,000	1.03.88
102	31680	Steam neutraliser	4,592,000	1.03.88
102	31690	Rainwater catch basin	2,328,052,160	1.03.88

102	14246	Oil shrinker	1,588,648,320	1.11.75
102	15836	Sewage pumping station building #5	126,381,024	1.08.76
102	16834	Underground reservoirs pumping station of shop #18	277,724,160	1.12.76
102	16835	Underground reservoirs pumping station of shop #18	277,724,160	1.12.76
102	27129	Pumping station	60,265,408	1.12.80
102	27130	Slurry pond	83,859,104	1.12.80
102	27131	Reservoir for natrium bisulfite	45,332,224	1.10.80
102	27132	Reservoir for chromic effluents	82,518,240	1.10.80
102	27133	Reservoir for fluoric effluents	52,872,288	1.10.80
102	27134	Acid-base reservoir	139,358,016	1.10.80
102	27135	Lime milk reservoir	52,872,288	1.10.80
102	27136	Flushing effluents reservoir	52,872,288	1.10.80
102	27137	Waste disposal effluents reservoir #23	82,518,240	1.10.80
102	27144	Reservoir for collection of tankage in waste disposal plants	39,032,000	1.10.80
102	27145	Reservoir for collection of tankage in waste disposal plants	39,032,000	1.10.80
102	27146	Oil catching reservoir	39,032,000	1.10.80
102	27147	Effluents reservoir	39,032,000	1.10.80
102	27148	Aluminium sulphate storage reservoir	39,032,000	1.10.80
102	27149	Polluted water reservoir	84,107,072	1.10.80
102	27150	Waste disposal effluents pumping station	146,181,728	1.12.80
102	27151	Pumping oil and aluminium sulphate drainage station	95,871,776	1.12.80
102	30137	Graduation tower #1 building #5	416,650,528	1.08.76
102	30415	Graduation tower #2	333,370,016	1.12.78
102	30889	Dirt collector building 22"B"	94,090,080	1.12.80
102	30890	Slurry pond, building 22C	112,173,376	1.12.80
102	30891	Oil removers, building 22"A"	200,404,064	1.12.80
102	30892	Reservoirs in building #22	130,219,936	1.12.80
102	30894	Hot water reservoir, building #22G	54,176,416	1.12.80
102	30895	Clean water reservoir, building #22E	84,107,072	1.10.80
102	30898	Building 23"G"- settler of waste disposal plant	83,859,104	1.12.80
102	30899	Fluoric effluents settling reservoir	82,352,928	1.10.80
102	30900	Settling reservoir	82,352,928	1.10.80
102	66355	Waste disposal plant settling reservoir	706,717,984	1.05.89
102	66356	Waste disposal plant settling reservoir	706,717,984	1.05.89
102	67273	Graduation tower	761,978,112	1.12.90
102	M00194	Water-metering inlet	3,857,280	1.08.57
102	M00210	Grease collector	38,205,440	1.08.58
102	M04895	Primary settlers	187,353,600	1.05.64
102	M04897	Aerotanks ##5, 6, 7, 8	1,260,044,800	1.05.64
102	M24753	Secondary settlers	376,084,800	1.05.64
102	M24761	Primary settlers	374,707,200	1.12.58
102	M24762	Sand catcher	51,522,240	1.12.58
102	M24763	Grease catcher	62,533,856	1.12.58
102	M24764	Methane tank #1	303,806,720	1.12.58
102	M24765	Aerotanks ##1,2,3,4.	1,260,044,800	1.12.58
102	M24767	Sand grounds	38,416,672	1.12.58
102	M24768	Contact basin	25,650,912	1.12.58
102	M24771	Methane tank #2	303,760,800	1.12.58

102	M31106	Filter press	862,542,912	1.12.83
102	M31108	Concentration tank	166,156,928	1.12.83
102	M31109	Concentrator	267,777,888	1.12.83
102	M31114	Wet mud tank	12,857,600	1.12.83
102	M31117	10% lime milk tank	16,026,080	1.12.83
102	M31119	10% chlorine iron tank	17,449,600	1.12.83
102	M31122	Tank	8,173,760	1.12.83
102	M31156	Activated sludge reservoir	49,272,160	1.08.84
102	M31157	Reservoir-neutraliser #1	267,777,888	1.08.84
102	M31158	Storage area	1,198,512,000	1.09.84
102	M31159	Waste disposal plants sand grounds	949,625,600	1.09.84
102	M31160	6 sludge grounds	2,601,891,488	1.08.84
102	M31165	Waste disposal plants comminuting screen	110,446,784	1.09.84
102	M31168	Sand catchers ##1,2	479,404,800	1.09.84
102	M31169	Sewage settlers	2,011,296,000	1.09.84
102	M31170	Primary settlers ##1,2	2,268,080,640	1.09.84
102	M31196	Sediment dehelmintization chamber	848,041,376	1.12.84
102	M62892	Aerotanks	5,371,593,024	1.08.84
102	M62894	Car washing trestle with special waste disposal plants	103,320,000	1.09.84
102	M62932	Pumping station #4	126,325,920	1.09.84
102	M72091	Secondary settlers	376,084,800	1.08.58
102	1909	Sprinkling basin #1	86,329,600	1.08.32
102	4828	Rainwater street inlets	62,672,272	1.10.64
102	24359	Sprinkling basin #2	86,329,600	1.08.32
102	31996	Disharge header from SPS-5 to SPS-4	13,915,597	1.03.92
102	24360	Water tower	314,092,800	1.05.37
102	24277	Water tower	152,693,184	1.02.65
102	24278	Graduation tower	129,953,600	1.01.65
102	24279	Ferro-concrete reservoir	38,205,440	1.01.65
102	24282	Water tower	587,776,000	1.01.65
102	8013	Graduation tower	947,421,440	1.09.69
102	8014	Water tower	587,776,000	1.09.69
102	19536	Water reservoir	331,358,720	1.09.69
102	19550	Water tower	587,776,000	1.12.70
102	19604	Graduation tower #42	881,664,000	1.11.71
102	19605	Graduation tower	2,187,794,112	1.12.71
102	19606	Graduation tower #42E	2,187,794,112	1.12.71
102	19607	Water reservoir	602,470,400	1.12.71
102	12576	Hot water pumping station	193,387,488	1.06.73
102	12578	Graduation tower	305,019,008	1.11.70
102	12589	Pumping station	82,040,672	1.06.73
102	26282	Anti-fire reservoir	66,850,336	1.10.79
102	63575	Drainage pumping station	46,645,536	1.10.85
102	72496	Screen fence of shop #20	58,472,460	17.10.96
102	32406	Floodlight tower	30,000,000	31.01.97
102	32407	Floodlight tower	30,000,000	31.01.97
102	32408	Floodlight tower	30,000,000	31.01.97
102	32409	Floodlight tower	30,000,000	31.01.97

102	32410	Floodlight tower	30,000,000	31.01.97
102	61477	Crane trestle	1,045,855,552	1.12.83
102	60304	Motor roads	204,435,840	1.12.82
102	32402	Floodlight tower #1	30,100,000	27.02.97
102	32403	Floodlight tower #2	30,100,000	27.02.97
102	32404	Floodlight tower #1	30,100,000	27.02.97
102	32405	Floodlight tower #1	30,100,000	27.02.97
102	72671	Shed over trestle	1,101,635,330	30.06.97
102	72748	Loaded products examination ground	581,643,627	29.08.97
102	72834	Market area	670,110,830	30.12.97

Chief accountatnt

T.V. Novosadova

Addendum #2 to
Explanatory note
For 9 months of 1997

Issuer's Real Estate Cost Report

#	Name	Start-up date	Total square, m^2	Balance cost, roubles	Note
1	2	3	4	5	6
	Structure of Building #101				
	Shop # 1				
1	Flux-house (storehouse)	01.05.65	312	361 067 858	repair completed
2	Accomodations (2 storeys)	01.12.61	434	136 911 398	repair needed
3	Shower-rooms	01.05.57	167	231 425 779	repair needed
4	Transformer substation building	01.12.83	277	276 100 337	repair needed
5	Machine shop accomodations building	01.12.83	1411	3 563 875 446	repair completed
6	Building of machine shop (shop 1)	01.12.83	3756	9 214 477 655	no repair needed
	Shop # 2				
7	Building (shop #2 including accomodations)	01.12.62	22302	29 499 078 202	repair needed
8	Etch bay building	01.03.68	2297	517 051 853	repair needed
9	Building 32 with accomodations	01.08.88	6523	34 600 542 198	repair needed
10	KTP house	01.08.95	134	164 637 909	no repair needed
	Shop # 3				
11	Central shower-rooms	01.06.62	665	415 677 790	repair completed
12	Accomodations of shop 3-30 (annex toproduction building)	01.12.65	3496	2 714 236 214	repair completed
13	Shop accomodations	01.11.69	390	240 033 024	repair needed

	Shop # 4				
14	Accomodations	01.12.62	1288	1 038 882 324	no repair needed
15	Etch bay building	01.12.65	150	142 554 048	repair needed
	Shop # 6				
16	Building of transformer substation #30 annex to shop #21	01.12.59	388	485 025 408	repair completed
17	Building transformer substation 30A	01.11.72	365	737 721 331	repair completed
18	GPP-3 building	01.12.74	363	698 762 803	repair completed
19	Building of transformer substation #31 annex to shop #21	01.12.59	685	955 657 651	no repair needed
20	Accomodations building	01.03.83	288	736 660 579	no repair needed
21	Distribution device GPP-3 building	01.12.83	162	1 056 842 647	repair needed
22	Building of transformer substation #7 annex to shop #31	01.01.32	322	513 536 218	repair needed
23	Building of transformer substation #31 annex to shop #1	01.12.42	192	220 565 882	repair needed
24	Building of transformer substation #16 annex to shop #4	01.12.57	157	291 500 160	repair needed
25	Building of transformer substation #10 annex to shop #2	01.10.69	198	239 030 131	repair needed
26	Building of transformer substation #2 annex to shop #4	01.03.42	207	200 280 998	repair needed
27	Building of transformer substation #10 annex to shop #4	01.03.42	50	102 735 898	repair needed
28	Transformer booths building	01.03.42	56	110 031 667	repair needed
29	Building of transformer substation #14 annex to shop #14	01.01.51	243	202 760 678	repair needed
30	Building of transformer substation #9	01.08.41	16	60 471 130	repair needed
31	Building of transformer substation #5 annex to shop #8	01.12.42	126	91 527 744	repair needed
32	Transformer booths building	01.12.42	68	137 539 584	repair needed
33	Building of transformer substation #6 annex to shop #31	01.10.58	175	263 055 475	repair needed
34	Building of transformer substation #15	01.03.34	264	359 608 704	repair needed
35	Building of transformer substation #3 annex to shop #1	01.02.42	180	146 290 099	repair needed
36	Storehouse	01.10.83	32	16 835 374	no repair needed
37	Main transformer substation #1	01.11.67	936	1 838 216 540	repair needed
38	Tractor oil preparation building	01.12.67	36	65 981 530	no repair needed
39	Central distributoin substation #2	01.01.69	1958	2 515 012 685	repair needed
40	Central distribution substation #1	01.12.71	1817	2 057 955 863	repair needed
41	Transformer and oil storage building	01.12.81	820	3 762 567 245	repair needed
	Shop # 8				
42	Pumping station	01.12.93	49	411 873 306	repair needed
43	Boiler-house #3 (2 storeys, accomodations 4 storeys)	01.12.59	3490	15 918 953 783	repair needed

44	Acid storehouse	01.12.86	42	541 390 188	repair needed
45	Salt storehouse	01.12.86	108	406 240 097	repair needed
46	Garage for 5 motor-cars (annex)	01.01.75	300	66 201 946	repair needed
47	Compressor station #1	01.12.68	1831	3 351 030 735	no repair needed
48	Compressor station #3	01.10.53	334	581 931 302	no repair needed
49	Boiler-house #5	01.12.93	1276	17 300 889 854	no repair needed
50	Package transformer substation	01.12.93	42	77 820 775	no repair needed
51	Mazoute pumping station	01.12.95	175	129 052 948	repair needed
52	Transformer substation # 17	01.07.68	42	186 053 146	no repair needed
53	Boiler-house #4 with accomodations	01.12.74	1196	4 203 147 971	repair needed
54	Mazoute pumping station with ground for heat exchangers	01.12.74	108	227 208 354	repair needed
55	Liquid additives pumping station	01.07.75	27	143 667 149	no repair needed
56	Central heating point building	01.07.75	301	1 728 322 633	repair needed
57	KTP building	01.12.88	36	109 482 464	no repair needed
58	Boiler-house	01.02.88	162	567 540 250	repair needed
59	Boiler-house #2	01.12.44	1820	3 594 555 149	repair needed
60	Storehouse of wet storage of salt	01.12.67	148	133 296 576	repair needed
61	Central boiler-house #1	01.12.67	3329	6 679 318 948	repair needed
62	Fire-extinguishing powder storehouse	01.12.67	28	25 215 590	no repair needed
63	Compressor station	01.12.75	1023	5 584 925 956	repair needed
64	Gas regulating point building	01.12.73	33	61 903 834	no repair needed
65	Gas metering point building	01.11.75	21	33 282 816	no repair needed
66	Building of gas regulating point #4	01.12.77	32	63 479 808	no repair needed
67	Gas distribution point building	01.02.79	16	72 737 280	no repair needed
68	Building #36 (gas regulating station)	01.01.70	31	90 469 747	no repair needed
69	Gas regulating point building	01.12.79	16	36 368 640	no repair needed
70	Oxygen-filling station	01.09.71	224	510 395 290	repair needed
71	Argon-filling station	01.06.86	648	2 016 330 301	repair needed
	Shop # 9				
72	Locomotive depot	01.12.31	780	937 131 686	repair needed
73	Forwarders' office	01.01.43	37	28 731 226	no repair needed
74	Accomodations	01.01.62	1305	2 520 177 032	no repair needed
75	Control station	01.12.66	104	152 946 662	no repair needed

76	Weigher's booth	01.02.70	31	101 093 798	repair needed
77	Duty personnel's office	01.06.81	35	22 449 921	repair needed
78	Special motor-vehicles garage	01.12.82	222	191 413 846	repair needed
79	Point wires power interlocking station	01.12.86	228	732 665 312	no repair needed
80	Heated building for mecanicians	01.12.79	53	46 066 944	repair needed
81	Heated building for mecanicians	01.12.79	53	46 066 944	repair needed
82	Heated building for mecanicians	01.12.79	53	46 066 944	repair needed
83	Crossing post building	01.03.96	12	23 917 128	repair needed
84	Accumulator building	01.03.74	84	60 826 440	repair needed
	Shop # 10				
85	Central plant laboratory	01.12.75	6870	15 962 729 503	repair completed
	Shop # 11				
86	Emulsion shop	01.01.55	853	602 981 030	repair needed
	Shop # 12				
87	Plant administration building	01.01.31	9270	8 488 173 873	repair completed
88	Trade-union building	01.06.70	4196	8 638 912 885	no repair needed
89	Building #55 of public catering shop	01.01.33	1528	1 189 333 397	repair needed
90	Garage at Ural Polytechnical University (UPI)	01.01.67	87	42 696 991	no repair needed
91	Laboratory #2 UPI	01.01.62	680	1 488 344 162	repair needed
92	Laboratory #3 UPI	01.12.59	436	447 454 469	repair needed
93	laboratory #4 UPI	01.12.57	412	440 373 259	repair needed
94	Training center of technical faculty of UPI	01.12.69	2863	3 957 704 354	repair completed
95	Building (service-rooms and accomodations shop #13)	01.07.87	2448	5 736 233 825	repair completed
96	Equipment storehouse	01.10.75	7524	18 827 814 593	repair completed
97	Main building (shop #46)	01.01.31	205	2 264 927 368	no repair needed
98	Fire station (4, Parkovaya street)	01.04.58	506	1 173 979 699	repair completed
99	2-vehicle fire station	01.04.70	36	43 543 181	repair completed
100	Main building (shop #03)	01.12.31	32451	55 114 284 416	repair needed
101	Main building (shop #11)	01.12.31	30	284 799 514	no repair needed
102	Main building (shop #13)	01.12.31	6936	9 089 541 458	repair needed
103	Main building (shop #31)	01.12.31	14574	18 527 582 605	repair needed
104	Main building (shop #01)	01.12.31	5126	7 800 733 839	repair needed
105	Main building (shop #02)	01.12.31	3727	6 185 881 363	repair needed

106	Main building (shop #04)	01.12.31	9816	14 180 276 249	repair needed
107	Main building (shop #06)	01.12.31	416	652 673 818	repair needed
108	Medical aid post of the PLant	01.05.58	617	71 051 098	repair needed
109	Medical aid post of the Plant	01.09.77	520	241 135 104	repair completed
110	Fire station on the territory of VPC-23	01.04.31	1930	2 413 435 073	repair needed
111	Main building (shop #08)	01.12.58	162	186 306 624	repair needed
112	Building of medical aid post	01.12.58	147	115 332 672	repair needed
113	Service-rooms of Plant administration	01.09.77	506	931 709 453	repair completed
114	Medical aid post (shop #12)	01.10.58	309	436 093 056	repair needed
	Цех 13				
115	Accomodations building of shop #13	01.05.96	42	18 577 704	repair completed
116	Assembly shop	01.09.93	1274	100 483 751	repair completed
	Shop # 14				
117	Building of shop #14	01.04.51	10342	12 377 993 887	repair needed
118	Storehouse for chemicals	1.03.54	42	23 253 888	#o repair needed
119	Refrigerating plant building	1.03.55	116	76 958 246	repair needed
	Shop # 15				
120	Central entrance check point	01.12.52	470	336 487 066	repair needed
121	Sentry booth	01.11.67	4	2 777 242	no repair needed
122	Northern entrance check point	01.07.70	70	165 025 459	repair needed
123	Entrance check point #2	01.08.72	178	48 568 666	repair needed
124	Sentry booth	01.08.73	36	120 424 282	no repair needed
125	Garage building	01.12.75	30	17 027 136	no repair needed
126	Building of check-point #3	01.12.90	18	112 670 690	repair needed
127	Building of check-point #1	01.12.90	32	83 531 511	repair needed
128	Building of check-point #2	01.12.90	25	83 531 511	repair needed
129	Garage building	01.05.95	30	3 122 047	no repair needed
	Shop # 16				
130	Building case	01.01.68	60682	151 048 393 521	repair needed
131	Accomodations of shop #16	01.12.67	3456	4 462 937 897	repair completed
132	Acis storehouses of shop #16	01.10.68	2034	9 679 755 994	repair needed
133	Annex #5 (laboratory and maintenance shop)	01.12.70	576	724 099 622	repair needed
134	Offices and accomodations of shop #16	01.12.71	5052	2 426 054 991	repair completed

135	Building of PSU-1 (annex)	01.12.68	355	409 808 448	repair needed
136	Building of PSU-2 (annex)	01.12.68	388	409 808 448	repair needed
137	Building of PSU-3 (annex)	01.12.68	375	409 808 448	repair needed
138	Building of PSU-11 (annex)	01.12.68	1091	1 170 717 542	repair needed
139	Building of PSU-11 (annex	01.12.68	1367	1 170 717 542	repair needed
140	Water pumping station of shop #16	01.10.68	738	974 899 968	repair needed
	Shop # 17				
141	Welding shop building	01.03.65	98	105 028 224	repair completed
142	Saw shop building	01.03.55	1302	2 123 928 576	repair completed
143	Woodworking shop	01.05.54	3576	1 814 188 992	repair completed
144	Drying chambers building	01.06.64	1330	2 796 869 645	repair completed
145	Accomodations building	01.04.64	482	426 571 085	repair completed
146	Finished products warehouse	01.02.71	218	447 155 273	no repair needed
147	Garage for motor-vehicles	01.01.72	176	186 615 206	repair needed
148	Storehouse for carpenter's tools	01.02.73	300	45 180 871	no repair needed
149	Outhouse of shower-rooms	01.01.76	345	188 676 096	repair completed
150	Entrance check-point	01.07.75	50	8 750 515	no repair needed
151	Container (packaging) building	01.12.77	832	643 284 096	repair completed
152	Module	01.12.82	16	6 185 399	no repair needed
153	Module	01.12.82	16	6 185 399	no repair needed
154	Module	01.12.82	16	6 185 399	no repair needed
155	Module	01.12.82	16	6 185 399	no repair needed
156	Module	01.12.82	16	6 185 399	no repair needed
157	Module	01.12.82	16	6 185 399	no repair needed
158	Module	01.12.82	16	6 185 399	no repair needed
159	Module	01.12.82	16	6 185 399	no repair needed
160	Module	01.12.82	16	6 185 399	no repair needed
161	Module	01.12.82	16	6 185 399	no repair needed
162	Garage	01.09.93	95	29 756 103	no repair needed
163	Woodworking shop	01.09.93	1928	144 374 258	repair completed
	Shop # 19				
164	Boiler-house #1(shop accomodations)	01.12.35	1656	2 273 221 843	repair needed
	Shop # 20				

165	Building of casthouse	01.04.41	5084	6 827 702 999	repair needed
166	Building for high frequency generator	01.03.60	72	94 282 944	no repair needed
167	Annex for refractory material	01.12.73	174	427 952 653	repair completed
	Shop # 21				
168	Building #1	01.08.60	71363	188 473 881 953	repair needed
169	Pumping station	01.06.63	324	380 261 683	repair needed
170	Check-point building	01.07.64	1108	900 950 400	repair needed
171	Oil storehouse building	01.05.65	175	164 650 752	repair needed
172	Pumping station of mazoute storehouse	01.12.65	65	629 508 096	no repair needed
173	Office and accomodations building	01.06.63	4835	5 391 081 105	repair needed
174	Western entrance check-point building #62	01.12.90	289	1 302 721 011	repair needed
175	Annex of building #1 (storage area)	01.05.95	7270	52 191 469 102	no repair needed
176	Sewage pumping station for 2 units	01.11.63	64	153 089 933	no repair needed
	Shop # 22				
177	Temporary titanium storehouse	1.09.75	608	1 321 660 623	no repair needed
178	Accomodations of building #8b	01.10.75	33852	62 336 164 155	repair completed
179	Accomodations of building #8b	01.09.79	608	2 296 097 718	repair completed
180	Accomodations of building #8d	01.12.83	3529	9 185 422 418	repair completed
	Shop # 23				
181	Laboratory of building # 2	01.12.90	646	346 493 952	repair completed
	Shop # 24				
182	Isotope laboratory	01.06.71	287	331 097 894	repair needed
183	Service rooms	01.06.62	343	442 787 426	repair needed
	Shop # 26				
184	Central storehouse	01.01.44	1623	765 166 651	no repair needed
185	Accomodations	01.01.43	201	68 064 461	repair completed
186	Titanium sponge storehouse	01.01.63	1716	1 844 532 561	repair completed
187	Oil storehouse	01.11.71	2424	7 074 803 662	no repair needed
188	Aluminum ingots storehouse	01.11.95	1050	661 318 567	no repair needed
189	Equipment storehouse	01.12.82	4608	4 930 427 012	repair completed
190	Storehouse for overalls and equipmentt	01.08.94	324	736 185 990	no repair needed
191	Refractories storehouse	01.09.80	2304	3 871 744 800	repair needed
192	Government reserve storehouse	01.06.68	3300	1 619 665 260	repair needed

193	Sanitary ware storehouse	01.06.43	372	37 470 720	repair needed
194	Storehouse #2	01.06.56	598	91 494 682	repair completed
195	Steam-water-gas fittings storehouse	01.06.56	475	69 386 957	repair completed
196	Wiring accessories storehouse	01.09.66	693	452 690 381	repair completed
197	Fuel storage office	01.06.45	31	40 633 690	repair needed
198	Paintwork materials storehouse	01.06.68	628	116 820 480	repair completed
199	Magnesium storehouse	01.06.83	102	22 702 572	no repair needed
200	Accomodations of fuel storehouse	01.06.43	48	66 367 258	repair needed
201	Oils storehouse	01.06.56	49	14 062 541	no repair needed
202	Bottles storehouse	01.06.70	648	932 469 888	repair needed
203	Sectional storehouse	01.06.68	984	680 479 296	no repair needed
204	Insecticides storehouse	01.06.68	1080	1 024 218 048	repair needed
205	Storehouse buildings	01.06.68	591	945 165 850	repair needed
206	Accomodations of shop # 26	01.06.96	56	137 480 763	no repair needed
207	Storehouse	28.12.96	560	1 307 628 604	no repair needed
208	Laundry	01.06.68	572	752 654 515	repair needed
	Shop # 27				
209	Booth for cabinet #3	01.04.66	9	6 998 208	no repair needed
	Shop # 28				
210	Garage for 150 motor-vehicles	01.12.70	2160	3 765 596 863	repair completed
211	Garage for special motor-vehicles	01.12.71	648	1 103 259 226	no repair needed
212	Blacksmith welding shop building	01.02.79	120	155 007 552	repair needed
213	Park for 20 electric trolleys	01.08.82	1538	4 151 129 795	repair needed
214	Building of indoor motor-car washer	01.06.86	216	1 081 253 627	no repair needed
215	Motor-car repair building	01.10.92	864	715 901 146	no repair needed
216	Garage for 15 motor-cars	01.04.96	424	1 568 353 730	no repair needed
217	Building of air-heating stations	01.06.72	63	68 439 168	repair needed
218	Heated park for 25 motor-cars (shop #54)	1.12.82	344	749 017 763	no repair needed
	Shop # 29				
219	Office and accomodation building of waste disposal plant of shop #29	01.03.88	723	4 493 312 410	no repair needed
220	Entrance check-point of shop #29	01.09.68	26	39 134 861	no repair needed
221	Lime storehouse	01.09.68	1375	3 322 517 722	repair needed

222	Purification unit with accomodations and built-in substation	01.09.68	1848	9 602 443 657	repair needed
223	Comminution bay with a number of conveyors and built-in transformer substation	01.09.68	590	3 916 854 036	repair needed
224	Separation reservoirs site of settling unit (oil)	01.09.68	72	112 412 160	repair needed
225	Air pumping station in waste disposal plant of shop #29	01.03.88	64	521 413 243	no repair needed
226	Shield chamber of waste disposal plant of shop #-29	01.03.88	59	36 189 368	no repair needed
227	Neutralising unit for spent solutions of waste disposal plant of shop #29 ground A	01.03.88	630	3 223 200 476	repair needed
228	Pumping artesian well building	01.12.76	36	450 001 306	no repair needed
229	Pumping station building	01.12.76	360	953 541 658	no repair needed
230	Chlorination building	01.06.78	72	207 135 936	repair completed
231	Sewage pumping station building	01.12.76	171	929 891 74	repair needed
232	Water pumping station building	01.12.76	470	2 176 008 468	repair needed
233	Building #-22 industrial sewage disposal plant	01.01.80	1222	7 900 480 896	repair needed
234	Industrial sewage disposal plant	01.12.80	610	3 497 028 601	repair needed
235	Sewage pumping station	01.12.89	194	5 530 069 924	no repair needed
236	Industrial sewage disposal plant (shop #49)	01.12.80	890	5 088 310 154	repair needed
237	Shop entrance check-point	01.06.58	12	18 118 195	repair needed
238	Mechanical shop	01.06.58	236	326 689 574	repair needed
239	Garage	01.07.82	264	749 942 847	repair needed
240	Boiler-house	01.09.58	252	346 504 973	repair needed
241	Transformer substation building	01.05.54	58	163 636 838	repair needed
242	Office-laboratory	01.07.58	132	199 652 813	repair completed
243	Pumping station (with control chamber)	01.07.58	44	103 253 875	repair needed
244	Chlorination and pumping station	01.07.58	124	264 697 574	repair completed
245	Turboblower station	01.07.58	179	672 709 632	repair needed
246	Building for grates	01.07.58	252	150 529 579	repair needed
247	Boiler-house	01.07.81	592	939 708 441	repair needed
248	Sewage pumping station #-5	01.03.92	92	1 686 277 950	no repair needed
249	Mechanical dehydration shop building	01.12.82	1484	9 533 463 690	repair needed
250	Pumping station #-3 with pipelines	01.12.83	216	1 915 437 082	repair needed
251	Wet sludge pumping station	01.09.84	137	707 906 394	repair needed

252	Building for grates and grind machines with pipelines	01.08.84	76	69 792 063	repair needed
253	Laboratory	01.08.84	254	330 372 358	repair completed
254	Drain station	01.11.84	165	907 393 068	repair needed
255	Chlorination building	01.12.84	342	1 808 605 855	repair completed
256	Water-pumping station #1	01.08.32	123	84 309 120	repair needed
257	Water-pumping station	01.09.62	990	2 259 656 340	repair needed
258	Building for flowmeter and underground chamber	01.05.62	23	14 789 914	repair needed
259	Fitting shop	01.12.75	42	37 470 720	repair needed
260	Emergency recovery bay, shop #29	01.03.83	400	307 356 979	repair needed
261	4 modules	01.04.86	62	36 814 982	no repair needed
262	Fire station water-pump	01.07.37	77	88 629 274	repair needed
263	Pumping station	01.04.35	1195	725 267 827	repair completed
264	Garage (former boiler-house)	01.04.64	118	74 236 109	repair completed
265	Chlorine and ammonia storehouse	01.04.64	90	130 210 752	repair completed
266	Filter station	01.04.64	918	3 052 419 955	repair completed
267	Boiler-house	01.03.71	142	207 191 040	repair needed
268	Chlorination building	01.11.71	180	658 415 654	repair completed
269	Filter station (2 storeys)	01.11.71	1250	6 998 914 433	repair completed
270	Pumping station Isinsky hydrosystem	01.07.79	242	431 850 048	repair needed
271	Filter station and accomodations	01.05.36	514	1 554 153 216	repair completed
272	Distribution device building	01.06.64	62	155 007 552	repair completed
273	Pumping station of industrial water pipeline	01.07.68	462	4 238 267 954	repair completed
274	Dwelling house	01.02.93	49	12 671 915	no repair needed
275	Industrial effluent drainage pumping station	01.11.71	140	1 405 187 267	repair needed
	Shop # 31				
276	Building for gas-cutter	01.01.61	33	36 677 222	no repair needed
277	Shower-rooms of shop #31 (annex) per 7 persons	01.01.64	281	521 662 075	repair needed
278	Building #19 (with built-in furnaces and substations)	01.01.65	3375	8 584 067 406	repair completed
279	Special building for technical supplies	01.01.66	38	40 038 566	no repair needed
280	Accomodations of shop #5	01.01.79	561	215 214 182	repair completed
281	Accomodations of shop #31	01.01.69	653	2 202 545 453	repair completed
	Shop # 32				
282	Building of KTP-6	01.12.69	15	30 064 742	no repair needed

283	Converter substation	01.09.69	10539	14 878 446 993	repair needed
284	Building of KTP-7	01.12.69	20	30 064 742	no repair needed
285	Case of building # 8(shop #32)	01.12.69	1331	5 558 461 709	repair needed
286	Case of building # 8A	01.12.83	658	1 818 974 223	no repair needed
287	Underground passage between buildings #8 and #8a	01.12.70	106	353 877 888	repair completed
288	Building of converter substation (building #8)	01.12.71	10539	10 862 439 921	repair completed
289	Package transformer substation building #13	01.06.71	8	11 615 923	repair completed
290	Accomodations with ventilated cellar	01.09.69	1346	2 979 537 201	repair completed
291	Building #8C (accomodations)	01.12.80	5720	10 390 532 571	no repair needed
292	Building #90	01.12.84	5336	46 513 625 841	repair needed
293	Case of building #8 (shop #32)	01.12.69	40312	79 849 325 149	repair needed
294	Case of building #8a	01.12.69	6848	17 350 605 297	repair needed
295	Case of building #8 (shop #10)	01.12.69	459	963 262 003	no repair needed
296	Case of building #8a	01.12.69	14129	35 796 253 856	repair needed
297	Case of building #8 (shop #22)	01.12.69	180	1 070 296 013	no repair needed
298	Building #41 (water-pumping station, transformer substation)	01.03.75	2169	7 275 073 640	repair needed
	Shop # 33				
299	IVC building	01.06.55	1473	2 497 725 458	repair completed
300	Rooms of storehouse	01.10.83	32	13 258 206	no repair needed
	Shop # 35				
301	Accomodations of building #7	01.08.70	4064	3 472 150 429	repair completed
302	Building of shop #35 (building #7)	01.06.70	4684	5 362 206 576	repair completed
303	Building of shop #35 (building #7 shop #5)	01.05.70	7828	8 728 897 901	repair completed
304	Building of shop #35 (building #7 shop #24)	01.05.70	280	284 138 266	repair completed
305	Building of shop #35 (building #7 shop #06)	01.05.70	1896	2 114 060 552	repair completed
306	Building of shop #35 (building #7 shop #35)	01.07.70	14458	16 124 072 913	repair completed
307	Building of shop #35 (building #7 shop #12)	01.07.70	1958	2 182 372 980	no repair needed
	Shop # 36				
308	Annex of molding press	01.06.70	90	20 664 000	repair needed
309	Compressor station	01.06.73	235	907 441 651	repair needed
310	Refrigerator building	01.06.73	720	1 438 500 941	repair completed
311	Claydite storehouse	01.06.73	288	1 797 168 468	no repair needed

312	Case of burning shop with furnace site and chimney	01.06.73	1828	5 531 282 212	repair needed
313	Case of shop	01.06.73	3732	11 079 366 735	repair needed
314	Additives storehouse	01.06.73	202	515 801 267	no repair needed
315	Office and accomodation building	01.06.74	982	7 504 445 802	repair needed
316	Concrete shop building	01.06.74	123	3 644 852 978	repair needed
317	Storehouse for fuel and lubricative materials	01.10.75	36	26 989 939	repair needed
318	Entrance check-point #1	01.11.75	18	25 568 256	repair completed
319	Entrance check-point #2	01.11.75	18	25 568 256	repair completed
320	Main building of DSK	01.12.75	17326	48 101 708 794	repair completed
321	Combustive-lubricative materials storehouse	01.12.78	90	125 152 205	repair needed
322	Auxilliary storage area	01.12.78	320	113 778 739	repair needed
323	Check-point	01.09.79	8	13 335 168	repair completed
324	Accomodations (Concrete plant)	01.09.79	216	232 329 485	repair completed
325	Transformer substation building used as storage area	01.12.79	57	100 311 322	repair needed
326	Carpenter's tools storehouse	01.03.82	544	142 002 365	repair needed
327	Indoor storehouse	01.12.82	8890	12 642 453 412	repair needed
	Shop # 37				
328	Building with service-rooms and accomodations	01.12.83	979	11 731 518 167	repair completed
329	Building #2	01.12.84	30876	115 733 532 961	repair needed
330	Building #2 (shop #23)	01.12.84	1283	6 896 488 867	repair completed
331	Building #2 (shop #13)	01.12.84	2966	13 876 067 962	repair completed
322	Building #2 (shop #41)	01.12.84	1283	6 000 960 862	repair completed
333	Building for RU-10	01.12.84	288	609 191 710	repair completed
	Shop # 38				
334	Building of shop #38	01.12.83	9585	24 009 055 258	repair needed
335	Office and accomodations building	20.10.83	2793	5 202 500 890	repair completed
	Shop # 40				
336	Construction materials storehouse	01.06.64	168	51 511 219	repair needed
337	Production building	01.06.40	864	1 511 868 611	repair completed
338	Garage for five motor vehicles on the territory of shop #40	01.06.73	255	218 619 610	repair needed
339	Building of shop, smithy, and spareparts storehose on the territory of shop #40	01.06.73	148	112 720 742	repair needed

340	Parking garage for 6 motor-vehicles	01.06.74	476	433 723 584	repair needed
341	Module (storehouse)	01.10.78	15	8 342 746	no repair needed
342	Parking garage for 6 motor-vehicles	01.12.75	1016	896 035 123	repair needed
	Shop # 41				
343	Repair workshops building of shop #20	01.06.66	143	111 497 434	repair completed
344	Titanium waste storehouse of shop #20	01.06.66	760	734 503 258	repair completed
345	Sentry box	17.09.96	6	25 696 175	no repair needed
346	Sentry box	17.09.96	6	25 696 175	no repair needed
347	Sentry box	17.09.96	6	25 696 175	no repair needed
348	Check-point building	27.11.96	21	169 602 972	no repair needed
	Shop # 42				
349	Dwelling house for 2 flats	01.06.73	68	81 199 050	repair needed
350	Aerodrome service and passenger building with pumping station	01.12.76	317	539 545 306	repair completed
351	Spareparts storehouse	01.06.85	36	23 556 776	no repair needed
	Shop # 46				
352	Spectral analysis laboratory	01.11.69	990	3 503 488 074	repair completed
353	Ferrotitanium preparation bay	01.08.95	80	121 766 056	no repair needed
354	Laboratory for detection of gases in metal	17.10.96	36	408 607 242	no repair needed
	Shop # 50				
355	Workshops and accomodations	01.12.78	1401	2 211 358 787	repair completed
356	Transformer substation building	01.07.95	27	27 210 498	repair needed
	Shop # 79				
357	Storehouse	01.12.79	18	310 114 980	repair needed
	Total:		**663 345**	**1 601 941 589 768**	

Structure of Installation #102

	Shop # 2				
1	Circulation water-pipeline rservoir	01.12.48	0	4 555 998	no repair needed

	Shop # 3				
2	Storage tank	01.11.93	0	40 398 438	no repair needed
3	Storage tank	01.11.93	0	40 398 438	no repair needed
4	Storage tank	01.11.93	0	40 398 438	no repair needed
5	Storage tank	01.11.93	0	40 398 438	no repair needed
	Shop # 4				
6	Smoke removal system	01.12.78	0	1 083 804 758	no repair needed
7	Punch ground	01.09.70	0	478 391 805	no repair needed
8	Sound attenuator	01.12.78	0	49 643 194	no repair needed
9	Subsurface storehouse	01.11.86	762	5 038 424 597	repair needed
	Shop # 5				
10	Crane trestle	01.12.82	0	113 755 320	no repair needed
	Shop # 6				
11	Reservoir #1 for emergency oil drainage	01.09.69	0	32 474 624	repair needed
	Shop # 8				
12	Chimney	01.10.63	0	328 805 568	repair needed
13	Mazoute storehouse	01.12.73	0	497 172 166	repair completed
14	Chimney	01.11.59	0	328 805 568	repair needed
15	Oilproducts reservoir (tank)	01.12.86	0	812 429 957	нerepair needed
16	Mazoute reservoir	01.12.82	0	942 278 400	no repair needed
17	Concrete chimney	01.12.86	0	1 826 743 061	repair needed
18	Ventilated graduation tower	01.12.68	0	677 955 533	repair needed
19	Vessel	01.12.95	0	81 612 960	no repair needed
20	Vessel	01.12.95	0	80 612 960	no repair needed
21	Waste disposal plants	01.12.95	0	124 224 791	no repair needed
22	Chimney	01.12.93	0	36 053 369	repair needed
23	Reservoir #2 V=2000 cu. m	01.12.74	0	369 588 875	repair needed
24	Reservoir #1V=2000 cu. m	01.12.74	0	369 588 875	repair needed
25	Trestle for mazoute draining system with technological pipelines	01.12.74	0	230 331 046	repair completed
26	Chimney with flue duct	01.12.74	0	1 526 068 544	repair needed
27	Reservoir #3 V=1000 cu. m	01.12.74	0	218 630 630	repair needed
28	Oil products reservoir V=2000 cu. m	01.12.86	0	817 984 440	no repair needed

29	Oil products reservoir V=2000 cu. m	01.12.86	0	817 984 440	no repair needed
30	Chimney H 45	01.12.61	0	347 072 544	repair needed
31	Chimney	01.12.63	0	347 072 544	repair needed
32	Chimney	01.12.67	0	346604,16	repair needed
33	Mazoute storehose	01.12.67	0	3 559 660 541	repair needed
34	Transport tank for liquid oxygen	01.07.86	0	132 824 059	no repair needed
35	Transport tank for liquid oxygen	01.07.86	0	132 824 059	no repair needed
36	Pumping station	01.06.86	0	25 416 720	no repair needed
	Shop # 9				
37	Fuel tank	01.05.69	0	24 988 746	no repair needed
38	Reservoir	01.06.73	0	31 519 488	no repair needed
39	Railway track #13	01.12.62	2200	408 702 694	repair completed
40	Spur-track #10	01.11.63	2072	402 912 182	repair completed
41	Railway track to boiler-house mazoute storehouse	01.12.73	1608	113 899 968	repair completed
42	Railway track	01.10.74	3932	1 436 858 842	repair completed
43	Departure platform	01.06.41	307	72 112 768	no repair needed
44	Railway track to burned earth stockpile	01.12.78	4200	1 438 972 080	repair completed
45	Railway track of Concrete Plant	01.07.79	10800	1 208 032 134	repair completed
46	Railway track	01.09.79	1112	665 502 947	repair completed
47	Unloading railway rack and track	01.11.79	250	799 842 826	repair completed
48	Railway tracks "Park #1"	01.12.28	22136	5 068 381 427	repair completed
49	Railway tracks "Park #2"	01.12.28	23604	5 041 728 864	repair completed
50	Railway tracks "Park #3"	01.12.28	22468	4 340 281 254	repair completed
51	Railway tracks	01.12.28	62428	12 197 078 122	repair completed
52	Railway track N2	01.12.79	3784	864 995 040	repair completed
53	Railway track	01.12.80	636	378 150 282	repair completed
54	Railway track #1	01.01.81	2500	1 782 270 000	repair completed
55	Railway track #8	01.01.81	1504	1 065 915 245	repair completed
56	Railway track	01.12.82	936	487 641 470	repair completed
57	Railway track #12	01.12.83	1940	1 145 612 160	repair completed
58	Spur-track	01.12.83	896	322 246 814	repair completed
59	Spur-track	01.12.83	600	278 964 000	repair completed
60	Railway track #11	01.07.85	1480	308 100 240	repair completed

61	Spur-track	01.12.85	1576	574 616 246	repair completed
62	Railway track #10	01.01.86	1100	597 602 880	repair completed
63	Railway track #3	01.01.86	2776	1 014 536 275	repair completed
64	Railway track #19 shop #37	01.12.84	1772	2 241 085 190	repair completed
65	Fence around ferrous metals processing ground	01.12.94	0	52 282 326	repair needed
66	Metal floodlight towers #5 and #6	01.02.77	0	189 876 773	repair needed
	Shop # 10				
67	Subsurface storehouse	01.09.75	0	3 285 333 542	no repair needed
68	Statue of Lenin	01.05.79	0	65 092 518	no repair needed
	Shop # 12				
69	Lenin's Memorial	01.11.70	0	226 176 205	no repair needed
70	Subsurface storehouse	01.12.80	754	3 211 238 867	no repair needed
71	Statue on the Plant Administration square	01.05.83	0	507 292 934	no repair needed
72	Unloading rack complex #5	01.12.73	0	131 331 200	no repair needed
73	Open-air storage area site building #5	01.10.76	11578	2 316 574 915	no repair needed
74	Open-air grounds for equipment ##2,3,4	01.12.78	0	377 314 538	no repair needed
	Shop # 13				
75	Ferro-concrete trestle	01.07.71	0	74 309 581	no repair needed
	Shop # 14				
76	Neutralizer	01.10.75	0	204 816 976	no repair needed
	Shop # 15				
77	Plant territory fence	01.06.42	0	3 571 531 353	repair completed
78	Ferro-concrete fence	01.12.90	0	14 019 416 410	no repair needed
	Shop # 16				
79	Nitric acid tank	01.12.68	0	92 223 166	no repair needed
80	Nitric acid tank	01.12.68	0	92 223 166	no repair needed
81	Sulfuric acid tank	01.12.68	0	47 254 191	no repair needed
82	Sulfuric acid tank	01.12.68	0	47 254 191	no repair needed
83	Sulfuric acid tank	01.12.68	0	47 254 191	no repair needed
84	Sulfuric acid tank	01.12.68	0	47 254 191	no repair needed
85	Sulfuric acid tank	01.12.68	0	47 254 191	no repair needed
86	Sulfuric acid tank	01.12.68	0	47 254 191	no repair needed
87	Drainage trestle	01.12.68	0	13 276 390	no repair needed

88	Storage tank	01.11.93	0	27 224 201	no repair needed
89	Storage tank	01.11.93	0	35 782 365	no repair needed
90	Storage tank	01.11.93	0	35 782 365	no repair needed
91	Storage tank	01.11.93	0	35 782 365	no repair needed
92	Storage tank	01.11.93	0	35 782 365	no repair needed
93	Water rotation settler of shop #16	01.12.67	0	642 758 771	repair needed
94	2 sprinkle basins of shop #16	01.12.67	5824	1 496 710 051	repair needed
95	Subsurface storehouse A-7	01.12.83	754	4 654 198 181	repair needed
96	Storage tank	01.11.93	0	34 343 441	no repair needed
97	Storage tank	01.11.93	0	34 343 441	no repair needed
98	Storage tank	01.11.93	0	34 343 441	no repair needed
99	Storage tank	01.11.93	0	34 343 452	no repair needed
100	Rollers and spare parts storehouse	01.10.95	0	796 507 346	no repair needed
	Shop # 17				
101	Container reservoir	01.12.81	0	141 726 110	no repair needed
102	Sub-crane track	01.04.67	0	436 115 098	repair needed
103	Wooden fence	01.06.74	0	40 700 733	repair needed
	Shop # 20				
104	Screen fence of shop #20	17.10.96	0	60 226 634	no repair needed
105	Ferrous metals storehouse	01.07.63	0	782 256 384	no repair needed
	Shop # 21				
106	Concrete roads on the territory of shop #21	01.11.60	18276	1 753 761 027	repair needed
107	Storage area for punches	01.08.63	0	133 014 627	no repair needed
108	Railway track	01.07.63	0	298 754 602	no repair needed
109	Chimney #1	01.12.76	0	1 933 911 616	repair needed
110	Open trestle	01.12.78	4650	2 024 948 016	no repair needed
111	Chimney #2	01.09.80	0	1 494 763 962	repair needed
112	Emergency drainage reservoir	01.12.65	0	66 441 648	no repair needed
113	Chimney	01.09.65	0	537 049 094	repair needed
114	Chimney #3	01.12.78	0	1 039 223 786	repair needed
	Shop # 22				
115	Cable tunnel	01.12.82	0	2 157 321 600	repair needed
	Shop # 26				

116	Trestle	01.02.75	0	687 506 893	no repair needed
117	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
118	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
119	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
120	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
121	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
122	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
123	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
124	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
125	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
126	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
127	Reservoir V=75 cu. m	01.03.71	0	35 590 755	no repair needed
128	Reservoir V=75 cu. m	01.12.71	0	35 590 755	no repair needed
129	Steel tank V=75 cu. m	01.12.71	0	35 781 782	no repair needed
130	Steel tank V=75 cu. m	01.12.71	0	35 781 782	no repair needed
131	Steel tank V=75 cu. m	01.12.71	0	35 781 782	no repair needed
132	Steel tank V=75 cu. m	01.12.71	0	35 781 782	no repair needed
133	Steel tank V=75 cu. m	01.12.71	0	35 781 782	no repair needed
134	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
135	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
136	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
137	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
138	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
139	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
140	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
141	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
142	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
143	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
144	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
145	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
146	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
147	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
148	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed

149	Steel tank V=18 cu. m	01.12.71	0	8 548 467	no repair needed
150	Steel tank V=6 cu. m	01.12.71	0	2 614 685	no repair needed
151	Steel tank V=6 cu. m	01.12.71	0	2 614 685	no repair needed
152	Steel tank V=6 cu. m	01.12.71	0	2 614 685	no repair needed
153	Steel tank V=6 cu.m	01.12.71	0	2 614 685	no repair needed
154	Steel tank V=70 litres	01.12.71	0	1 253 616	no repair needed
155	Steel tank V=70 litres	01.12.71	0	1 253 616	no repair needed
156	Steel tank V=70 litres	01.12.71	0	1 253 616	no repair needed
157	Steel tank V=340 litres	01.12.71	0	4 548 825	no repair needed
158	Steel tank V=340 litres	01.12.71	0	4 548 825	no repair needed
159	Steel tank V=340 litres	01.12.71	0	4 548 825	no repair needed
160	Steel tank V=340 litres	01.12.71	0	4 548 825	no repair needed
161	Steel tank V=340 litres	01.12.71	0	4 548 825	no repair needed
162	Tank V=340 litres	01.12.71	0	4 548 825	no repair needed
163	Railway track	01.12.71	0	117 004 160	repair completed
164	Concrete road	01.12.71	0	120 824 704	repair completed
165	Loading-unloading ground and sub-crane tracks	01.12.78	0	1 075 471 197	repair needed
166	Trestle of open-air equipment storage area	01.12.76	10800	1 607 911 760	repair needed
167	Ground of equipment storage area	01.11.72	0	452 089 747	repair needed
168	Access road	01.12.82	0	338 476 320	repair completed
169	Trestle 14 "B" of building #2	01.12.83	7175	3 238 933 219	repair needed
170	Fuel and oils storehouse	01.06.42	0	334 756 542	repair needed
	Shop # 27				
171	Telephone cable wrapped in asbestos-concrete pipes D=100 mm	01.10.76	0	876 062 678	no repair needed
	Shop # 28				
172	Motor road	01.04.72	0	47 135 962	repair needed
173	Parking site for 150 motor-cars	01.04.72	7350	2 512 509 136	repair needed
	Shop # 29				
174	Accesss road	01.09.68	0	416 403 478	repair completed
175	Shop motor roads	01.12.70	0	131 235 686	repair needed
176	Fence around waste disposal ground	01.09.68	0	291 113 514	repair needed
177	Scourage neutralizer	01.09.68	1160	3 068 923 603	repair needed

178	Rainwater drainage	01.09.68	0	69 008 576	repair needed
179	Settlers with corridor "A"	01.09.68	240	14 318 025 904	repair needed
180	Rainwater catch basin with pipeline	01.09.68	0	134 936 838	repair needed
181	Catch reservoir with corridor 'B"	01.09.68	0	190 298 909	repair needed
182	Scourage shute trestle	01.04.70	0	313 224 912	repair needed
183	Water drainage line to river Berezovka	01.12.69	0	155 520 019	repair completed
184	Earthfill embankment of mud settler	01.12.69	4033	14 270 579 523	no repair needed
185	Right-bank catch ditch	01.09.68	0	476 732 256	repair completed
186	Reservoirs-neutralizers	01.03.88	0	902 355 552	no repair needed
187	Reservoirs-neutralizers	01.03.88	0	902 355 552	no repair needed
188	Reservoirs-neutralizers of shop #29	01.03.88	0	902 355 553	no repair needed
189	Reservoirs-neutralizers of shop #29	01.03.88	0	902 355 552	no repair needed
190	Reservoirs-neutralizers of shop #29	01.03.88	0	902 355 552	no repair needed
191	Steam neutralizer of shop #29	01.03.88	0	6 199 200	no repair needed
192	Steam neutralizer of shop #29	01.03.88	0	6 199 200	no repair needed
193	Steam neutralizer of shop #29	01.03.88	0	6 199 200	no repair needed
194	Steam neutralizer of shop #29	01.03.88	0	6 199 200	no repair needed
195	Steam neutralizer of shop #29	01.03.88	0	6 199 200	no repair needed
196	Rainwater catch basin of waste disposal plant of shop #29	01.03.88	9311	3 142 870 416	repair needed
197	Fence around building 8 8A water pipeline unit	01.12.77	0	178 455 222	repair needed
198	Oil shrinker	01.11.75	0	2 065 242 816	repair needed
199	Sewage pumping station building #5	01.08.76	0	164 295 331	repair needed
200	Underground reservoirs pumping station of shop #18	01.12.76	0	361 041 408	no repair needed
201	Underground reservoirs pumping station of shop #18	01.12.76	0	361 041 408	no repair needed
202	Pumping station	01.12.80	0	78 345 030	repair needed
203	Slurry pond	01.12.80	0	109 016 835	repair needed
204	Reservoir for natrium bisulfite	01.10.80	0	58 931 891	no repair needed
205	Reservoir for chromic effluents	01.10.80	0	107 273 712	no repair needed
206	Reservoir for fluoric effluents	01.10.80	0	68 733 974	no repair needed
207	Acid-base reservoir	01.10.80	0	181 165 421	no repair needed
208	Lime milk reservoir	01.10.80	0	68 733 974	no repair needed
209	Flushing effluents reservoir	01.10.80	0	68 733 974	no repair needed
210	Waste disposal effluents reservoir #23	01.10.80	0	107 273 712	no repair needed

211	Reservoir for collection of tankage in waste disposal plants	01.10.80	0	50 741 600	no repair needed
212	Reservoir for collection of tankage in waste disposal plants	01.10.80	0	50 741 600	no repair needed
213	Oil catching reservoir	01.10.80	0	50 741 600	no repair needed
214	Effluents reservoir	01.10.80	0	50 741 600	no repair needed
215	Aluminium sulphate storage reservoir	01.10.80	0	50 741 600	no repair needed
216	Polluted water reservoir	01.10.80	0	109 339 194	no repair needed
217	Waste disposal effluents pumping station	01.12.80	0	190 036 246	repair needed
218	Pumping oil and aluminium sulphate drainage station	01.12.80	0	124 633 309	repair needed
219	Graduation tower #1 building #5	01.08.76	144	541 645 686	repair needed
220	Graduation tower #2	01.12.78	144	433 381 021	repair needed
221	Dirt collector building 22"B"	01.12.80	0	122 317 104	repair needed
222	Slurry pond, building 22C	01.12.80	0	145 825 389	repair needed
223	Oil removers, building 22"A"	01.12.80	0	260 525 283	repair needed
224	Reservoirs in building #22	01.12.80	0	169 285 917	no repair needed
225	Hot water reservoir, building #22G	01.12.80	0	70 429 341	no repair needed
226	Clean water reservoir, building #22E	01.10.80	0	109 339 194	no repair needed
227	Building 23"G"- settler of waste disposal plant	01.12.80	0	109 016 835	no repair needed
228	Fluoric effluents settling reservoir, building #23H	01.10.80	0	107 058 806	no repair needed
229	Settler used after treatment of fluoride 23F	01.10.80	0	107 058 806	no repair needed
230	KNS settler	01.05.89	0	954 069 278	no repair needed
231	KNS settler	01.05.89	0	954 069 278	no repair needed
232	Graduation tower	01.12.90	144	1 028 670 451	no repair needed
233	Ground winter greenhouse	01.12.66	0	183 863 680	repair needed
234	Ground winter greenhouse	01.12.67	0	183 863 680	repair needed
235	Fence around waste disposal plant	01.06.59	0	69 545 840	repair needed
236	Access road (inner)	01.12.52	0	420 689 651	repair needed
237	Fence	01.11.84	0	238 669 200	no repair needed
238	Roads and grounds and improvement of the territory	01.11.84	0	937 839 773	no repair needed
239	Water-metering inlet	01.08.57	0	5 014 464	repair needed
240	Grease collector	01.08.58	0	49 667 072	repair needed
241	Primary settlers	01.05.64	0	24 559 680	no repair needed

242	Aerotanks ##5, 6, 7, 8	01.05.64	900	1 638 058 240	repair completed
243	Secondary settlers	01.05.64	0	488 910 240	no repair needed
244	Primary settlers	01.12.58	0	487 119 360	repair needed
245	Sand catcher	01.12.58	0	66 978 912	repair needed
246	Grease catcher	01.12.58	0	81 294 013	repair needed
247	Methane tank #1	01.12.58	0	394 948 736	repair needed
248	Aerotanks ##1,2,3,4.	01.12.58	900	1 638 058 240	repair needed
249	Sand grounds	01.12.58	0	49 941 674	no repair needed
250	Contact basin	01.12.58	0	33 346 186	repair needed
251	Methane tank #2	01.12.58	0	394 889 040	repair needed
252	Filter press	01.12.83	0	1 164 432 931	no repair needed
253	Concentration tank	01.12.83	0	224 311 853	no repair needed
254	Concentrator	01.12.83	0	361 500 149	no repair needed
255	Wet mud tank	01.12.83	0	17 357 760	no repair needed
256	10% lime milk tank	01.12.83	0	21 635 208	no repair needed
257	10% chlorine iron tank	01.12.83	0	23 556 960	no repair needed
258	Tank	01.12.83	0	11 034 576	no repair needed
259	Activated sludge reservoir	01.08.84	0	66 517 416	no repair needed
260	Reservoir-neutralizer #1	01.08.84	0	361 500 149	no repair needed
261	Storage area	01.09.84	1200	1 617 991 200	no repair needed
262	Waste disposal plants sand grounds	01.09.84	0	1 281 994 560	no repair needed
263	6 sludge grounds	01.08.84	5808	3 512 553 509	no repair needed
264	Waste disposal plants comminuting screen	01.09.84	0	149 103 158	repair needed
265	Sand catchers ##1,2	01.09.84	0	647 196 480	repair needed
266	Sewage settlers	01.09.84	0	2 715 249 600	no repair needed
267	Primary settlers ##1,2	01.09.84	0	3 061 908 864	no repair needed
268	Sediment dehelmintization chamber	01.12.84	0	1 144 855 858	no repair needed
269	Aerotanks	01.08.84	1999	7 251 650 582	no repair needed
270	Car washing trestle with special waste disposal plants	01.09.84	0	139 482 000	no repair needed
271	Pumping station #4	01.09.84	0	170 539 992	no repair needed
272	Secondary settlers	01.08.58	0	488 910 204	repair needed
273	Sprinkling basin #1	01.08.32	0	112 228 480	repair needed
274	Rainwater street inlets	01.10.64	0	81 473 954	repair needed

275	Sprinkling basin #2	01.08.32	0	112 228 480	repair needed
276	Disharge header from SPS-5 to SPS-4	01.03.92	0	19 899 304	no repair needed
277	Electric protection of industrial water pipeline	01.12.74	0	254 734 771	no repair needed
278	Water tower (fire station department)	01.05.37	0	408 320 640	repair needed
279	Water well up to mark +0.0 1	01.08.64	0	95 274 816	no repair needed
280	Clean water reservoir V=500m3	01.08.64	0	142 673 440	no repair needed
281	Fence	01.08.64	0	22 732 237	repair needed
282	Chimney	01.03.71	0	60 889 920	no repair needed
283	Fence around filter station ground	01.11.71	0	123 379 693	repair needed
284	Sand concrete ground	01.11.71	0	142 243 629	no repair needed
285	Clean water reservoir V=2000м3	01.11.71	0	1 344 497 190	no repair needed
286	Crib head wall and water well with pipe-line	01.12.71	0	1 599 745 347	no repair needed
287	Water spillway of Isinsky hydro-system	01.12.74	0	12 812 265 939	repair completed
288	Open-air concrete ground	01.09.75	0	161 083 686	no repair needed
289	Slurry pond	01.11.71	0	1 518 666 204	no repair needed
290	Clean water reservoir V=4000m3	01.11.71	0	2 363 961 600	no repair needed
291	Water suction well of shop #81	01.05.31	0	85 245 888	repair needed
	Shop # 31				
292	Bin trestle for bulk mix materials	01.01.76	0	33 775 997	no repair needed
293	Bin trestle for bulk mix materials	01.01.88	0	194 530 896	no repair needed
294	Water tower with metal tank	01.02.65	0	198 501 139	repair needed
295	Graduation tower	01.01.65	0	168 939 680	repair completed
296	Ferro-concrete water reservoir	01.01.65	0	49 667 072	no repair needed
297	Water tower	01.01.65	0	764 108 800	repair needed
298	Protective wall for furnaces DVS-5M	01.01.70	0	453 550 152	no repair needed
299	Concrete roads	01.01.65	0	286 934 794	no repair needed
300	Subsurface storehouse	01.01.85	754	5 422 948 574	no repair needed
	Shop # 32				
301	Trestle	01.11.72	0	42 766 214	no repair needed
302	Reservoir #3 for emergency oil drainage	01.02.70	0	324 746 240	no repair needed
303	Cable tunnel	01.01.84	0	136 047 643	repair needed
304	Concrete ground, building #8a	01.09.75	0	435 064 448	no repair needed
305	Concrete ground, building #8a	01.09.75	0	435 064 448	no repair needed

306	Motor road and concrete ground on ground A	01.12.80	0	504 216 294	no repair needed
307	Underground passage, building 8C	01.12.80	0	748 587 840	repair needed
308	Fence k-90	01.12.80	0	56 472 416	repair needed
309	Storehouse A-6 shop #32	01.02.85	754	3 757 322 722	no repair needed
310	Graduation tower 42A	01.09.69	144	1 231 647 872	repair needed
311	Water tower	01.09.69	0	764 108 800	repair needed
312	Water reservoir V=1000 cu. M	01.09.69	0	430 766 336	no repair needed
313	Water tower	01.12.70	0	764 108 800	repair needed
314	Graduation tower 42	01.11.71	144	1 146 163 200	repair needed
315	Graduation tower 42B	01.12.71	144	2 844 132 346	repair needed
316	Graduation tower 42E	01.12.71	144	2 844 132 346	repair needed
317	Water reservoir V=2000 cu. m	01.12.71	0	783 211 520	no repair needed
	Shop # 35				
318	Chimney with intakes	01.06.71	0	347 072 544	repair needed
319	Water relift station	01.10.73	0	12 118 288	repair needed
320	Storehouse A-5	01.12.77	754	2 444 861 619	no repair needed
	Shop # 36				
321	Claydite storehouse	01.12.63	1248	378 615 910	repair needed
322	Tank V=80 cu. m	01.05.69	0	24 988 746	no repair needed
323	Steam-curing chamber	01.06.65	0	306 455 386	repair needed
324	Filling storehouse with reloading point #1.2	01.12.75	2974	10 486 339 712	repair needed
325	Open-air storehouse of finished product	01.09.76	4680	1 135 955 184	no repair needed
326	Concrete storehouse	01.12.75	740	3 464 349 907	repair needed
327	Inert materials storage area (ground)	01.02.76	3150	414 015 638	no repair needed
328	Railway spur-tracks to inert materials storage area	01.02.76	480	143 019 677	no repair needed
329	Fence and check-point	01.12.78	0	219 382 80	repair needed
330	Metal storehouse	01.12.78	405	246 281 818	no repair needed
331	Bitumen storehouse	01.09.79	0	542 278 464	no repair needed
332	Finished product storehouse	01.12.84	6562	3 758 289 797	no repair needed
333	Water pumping station with reservoir, V= 600 cu. m	01.06.73	63	364 073 965	repair needed
334	Hot water pumping stationwith reservoir, V=250cu. M	01.06.73	68	251 403 734	repair needed
335	Graduation tower	01.11.70	144	396 524 710	repair needed
336	Sewage pumping station	01.06.73	26	106 652 874	repair needed

337	Fence around asphalt and concrete plant	01.07.79	0	133 360 864	repair completed
338	Anti-fire reservoir	01.10.79	0	86 905 437	no repair needed
	Shop # 37				
339	Drainage water punping station	01.10.85	0	62 971 474	no repair needed
	Shop # 38				
340	Crane trestle	01.12.83	0	1 411 904 995	no repair needed
341	Motor roads, improvement, and vertical planning	01.12.82	0	275 988 384	no repair needed
	Shop # 40				
342	Motor road from central entrance check-point to Northern ECP	01.06.62	3510	343 216 182	repair needed
343	Motor road to storehouse RSM-1	01.06.64	3300	323 552 320	repair needed
344	Motor road along southern side of shop #14	01.06.63	2700	199 444 336	repair needed
345	Motor road from eastern ECP to Canteen # 3	01.06.65	1800	189 128 867	repair needed
346	Motor road Parkovaya str. up to Store #1 near central ECP	01.06.58	39660	5 672 576 582	repair needed
347	Motor road from Store #1 to construction base	01.06.58	11200	1 582 851 379	repair needed
348	Motor road from building # 1 to construction base	01.06.56	11200	1 582 851 379	repair needed
349	Asphalt ground near Plant's central ECP	01.06.60	4554	92 433 286	repair needed
350	Concrete pavements from fire station to Capital Construction Board	01.06.60	0	163 519 283	repair needed
351	Motor road from collective farm to uphill 1	01.06.65	0	211 670 077	repair needed
352	Motor road and concrete grounds of filter station	01.06.71	21700	492 503 939	repair needed
353	Motor road to CRP-2 and building # 8	01.06.70	3120	440 293 818	repair needed
354	Motor road from railway crossing MPS to Plant	01.06.71	2835	2 402 217 251	repair needed
355	Motor road from building 7 to shop 35	01.06.71	8892	1 361 152 374	repair needed
356	Motor roads and grounds, building 6	01.06.71	18978	1 653 197 146	repair needed
357	Access concrete roads and ground, building #1	01.06.71	5525	142 183 933	repair needed
358	Spring Barnevka in pipe	01.06.72	0	239 685 650	repair needed
359	Motor road and grounds of building #6	01.06.72	3212	324 925 328	repair needed
360	Motor road of buildings 5 8vertical ground and pavements	01.06.72	2748	144 022 570	repair needed
361	Motor road to RSU	01.06.72	1694	381 600 710	repair needed
362	Motor road and ground between buildings 8A and 8B	01.06.72	2761	313 380 122	repair needed
363	Motor road 1 (along shop 2)	01.06.73	1663	450 907 766	repair needed

364	Access road #4 between buildings #7 and 8	01.06.74	2315	184 544 214	repair needed
365	Concrete ground on the territory of shop #40	01.06.74	560	80 279 181	repair needed
366	Motor road from railway crossing to claydite quarry	01.05.85	16800	761 571 720	repair needed
367	Motor road across Isinsky dam	01.11.75	3870	366 987 130	repair needed
368	Motor road of industrial ground "A" between shops 2 and 20	01.09.76	1639	195 253 677	repair needed
369	Motor road from finished products storehouse to clay storehouse	01.09.76	1782	278 219 178	repair needed
370	Acid storage area near shop 2	01.09.76	300	40 712 672	repair needed
371	Access road from Parkovaya street	01.12.76	3227	688 734 106	repair needed
372	Motor roads and grounds of building complex	01.05.85	13722	5 271 725 290	repair needed
373	Motor roads and grounds of industrial ground B, ironcast shop	01.12.77	7890	4 663 105 283	repair needed
374	Motor roads and grounds of industrial ground B	01.02.79	15356	2 810 690 646	repair needed
375	Motor road and grounds of pumping station of Isinsky hydrosystem	01.10.79	596	238 831 757	repair needed
376	Metal fence and lawns in front of the northern fasade	01.10.57	0	82 595 386	repair needed
377	Metal fence and lawns in front of the Plant's central ECP	01.12.58	0	31 006 102	repair needed
378	Motor road from garage 2 to crossing between central and northern ECPs	01.10.61	4200	395 044 250	repair needed
379	Motor road from eastern ECP to north-eastern corner of shop #2	01.12.70	3800	388 477 690	repair needed
380	Motor road from shop #13 along Plant Administration around storehouse #1	01.12.62	5300	244 180 518	repair needed
381	Motor road - Lenina street from Parkovaya to Proletarskaya streets	01.06.71	4900	347 550 112	repair needed
382	Motor road from Yevstigneyeva street to Store 1	01.12.71	4900	804 690 141	repair needed
383	Motor road from central settlement to building #1	01.12.59	9380	1 143 990 266	repair needed
384	Pavement from ECP of building #5 to ECP of shop #21, ground B	01.12.79	882	75 216 960	repair needed
385	Motor roads, grounds, and pavement of ground A (shop #1)	01.12.83	5826	1 537 116 437	repair needed
386	Motor road #2 of industrial ground B	01.02.84	1244	237 764 117	repair needed

387	Motor roads and grounds, building 4E	01.02.84	1550	307 480 320	repair needed
388	Motor road of industrial ground B	01.11.84	1716	227 324 664	repair needed
389	Access roads K-90	01.12.84	3143	722 826 720	repair needed
390	Motor roads and grounds K-90	01.12.84	2900	629 789 126	repair needed
391	Pavement along shop #16	01.08.85	766	226 890 720	repair needed
392	Improvement of building #2, industrial ground B	01.08.85	0	299 669 328	repair needed
393	Motor road #11	01.08.85	2998	740 556 432	repair needed
394	Motor road #3 industrial ground B	01.08.85	1919	481 057 920	repair needed
395	Motor road Severnaya	01.09.85	6062	8 635 014 893	repair needed
396	Motor road #8 industrial ground A	01.12.85	1848	2 046 355 920	repair needed
397	Motor road ground A	01.12.86	5826	535 858 848	repair needed
398	Motor road Vostochnaya building #45, ground B	01.12.86	2674	483 959 146	no repair needed
399	Motor road of building #45 from ECP to railway	01.12.87	5924	1 042 705 440	no repair needed
400	Ferro-concrete bridge accross river Salda	01.06.88	2500	4 837 855 680	no repair needed
401	Motor road #2	01.08.88	3000	180 768 672	no repair needed
402	Motor road #1	01.08.88	2400	744 685 099	no repair needed
403	Motor road #4 ground B, complex 2	01.10.88	5023	1 252 721 938	no repair needed
404	Road overpass (bridge)	01.11.89	0	5 041 189 440	no repair needed
405	Motor road from Canteen 2 to woodworking station	01.09.90	11340	4 530 375 360	no repair needed
406	Motor road	01.09.90	7320	5 021 412 992	no repair needed
407	Motor road 1 from PK0+0.00 to 2+6.70	01.11.90	0	417 144 168	no repair needed
408	Motor road and asphalt grounds from filter station to substation Rechnaya	01.06.71	1860	78 918 112	repair needed
409	Motor-car examination trestle	01.12.84	0	54 974 506	no repair needed
	Shop # 41				
410	Concrete ground	01.06.67	15300	4 397 625 232	no repair needed
411	Ferro-concrete fence	01.12.93	0	3 257 599 098	no repair needed
412	Bin trestle for bulk mix materials	01.01.76	0	33 775 997	no repair needed
413	Stainless steel vessel V=5M3	01.07.95	0	2 040 700	no repair needed
	Shop # 42				
414	Motor road to Aerodrom	01.05.77	0	395 963 568	repair needed
415	Airfield	01.05.77	0	287 973 504	repair needed
416	Artesian well #2\3163	01.05.77	0	192 256 938	no repair needed

	Shop # 50				
417	Concrete grounds around PNU ground	01.02.80	0	1 107 742 854	no repair needed
	Total:		**641 511**	**372 475 327 966**	

Finance Director V.P. Yachmenev

Chief Accountant T.V.Novosadova

Addendum #3 to Explanatory Note for 9 months of 1997

Incompleted construction of JSC VSMPO as of 01.10.1997

Name of construction, start-up complexes, technological stages, separate stages and types of work	Start of construction	Project cost in prices of1991 (thousand roubles)	Readiness percent	Blance of the estimate	Equipment balance	Other expences balance	Project expences balance	Total
1	2	3	4	5	6	7	8	9
I.Industrial Construction								
Building 1. Press tool shop	January 88	43160	60	9355648341	4897224584	159737286	35332668	14447942879
Building 2 Forging press room	August 90	17060	80	720167669		16708751	2738971	739615391
Building 4E. Welded pipes shop	January 93	7467	70	42041954976	491178096	452894476	154462069	43140489617
Building 4"E" Plant UKK-9.	January 96			12078290				12078290
Building 45. Building products shop	September 95	2937	95	9200995091	2752260220	78680672	71170044	12103106027
Glass toning room	January 96	547	95	1282221987		44450961		1326672948
Building 45. ABK				194490500		4421040		198911540
Building 45. Induction furnace				15574002				15574002
Building 45. Gas furnace				25432103	12911783	759869		39103755
Building 4 "E". Technological equipment				515332289				515332289
Plate rolling reconstructoin:	July 94	7580	50		136803689			136803689
Grinding line				300897562				300897562
Ingots site				39017013		17427295	3286343	59730651
Shop 2. conditioning plant					6890032			6890032
Shop 16. UZK				7720714				7720714
Shop 16. Grinding plant				14911306	274951			15186257
Shop 41. Fence around titanium waste ground	January 96	629	20	385963702	13568227	6592426	1339293	407463648
Shop 31. Die casting room	April 94	176	70	225200541		3656872		228857413
Shop 15. sentry boxes. Examinaion ground	June 95	245	95	18021971		139230		18161201
Market place II stage	June 96	245	50	1367067960		12473520		1379541480
Market place III stage	January 97	30	10	108270120		2444280		110714400
Shop 44. Press reconstruction				18244954		178214		18423168
Shop 8.Compressor station	December 80	191	50	176518845		2866365	752642	180137852
City road from TKO to GK 10-10	May 98	213	30	369799201		6004908	1576751	377380860
Construction base "Strojbaza"	January 89	15370	30	17982122148	5569028	291998969	76672234	18356362379

Shop 22. Site of fine prosessing of bars	January 96	100	5	68882510		1118534		70001044
Shop 9. Motor-car scale platform with shed				351391111			1498263	352889374
Open-air storage area for cylinders and forgings	July 96	1814	40	2686869998		203058657	2402818	2892331473
Shop 17.Technical re-equipment					163077710			163077710
Shop 3 Technical re-equipment	January 97	5934	85	1196800281		14328809		1211129090
Shop 3 Technical re-equipment. Heating furnace				379341461				379341461
Shop 48. Environment-friendly furniture production department	May 97	200	80	459902941	14514117	5728382		480145440
Reconstruction of skiing lodge	January 97	95	90	549982305	3563957	6532672		560078934
Shop 14 Section production department reconstruction	January 96	525	20	470144730	23001000	4538897		497684627
Shop 41. Intruder alarm of production department				10269488				10269488
Total of industrial construction objects		104518		90551236110	8520837394	1336741085	351232096	100760046685
Activities concerning technical re-equipment of shops								
Activities of technical re-equipment of shops (equipment)					2313410225			2313410225
Shop 37. SDO furnace reconstruction				109048001				109048001
Machine bearers				2951764		27846		2979610
Shop 4. Screwdrivers production room								
Total activities of technological re-equipment				111999765	2313410225	27846		2425437836
Equipment acquired as fixed assets					205591666			205591666
Total industrial construction:		209036		90663235875	11039839285	1336768931	351232096	103391076187
II. Non-industrial construction								
Housing construction								
Dwelling house #24 (base station)	February 96	860	95	146513381		673911		147187292
Dwelling house #24.	February 96		95	72443999	86591039	946764		159981802
Improvement of the northern part of micro-district B	May 95	240	95	208505444		3901867		212407311
Improvement of micro-districts *Stroitel*, A, B	May 96	149	95	200188477		2428171		202616648
Total housing construction:		1249		627651301	86591039	7950713		722193053

Communal construction								
II stage 2nd year of construction				9211650		85680		9297330
Electric protection of gas pipe-lines	June 91	12	95	118731724	14951526	750465	480654	134914369
Gas pipelines	June 92	5	95	52069482		209652	293701	52572835
Motor road *Raionnaya*	February 89	2271	60	9304316181		74536820	8260597	9387113598
Total communal construction:		2288		9484329037	14951526	75582617	9034952	9583898132
Health protection								
Diagnostic center of central medical aid post	August 94	1810	95	329076840		4154766		333231606
Extension of preventorium	June 97	227	10	225749699		5704969	9492206	240946874
Medical unit		8	3		10073700		19999800	30073500
Total health protection		2045		554826539	10073700	9859735	29492006	604251980
Education								
School for 1968 pupils (with swimming pool)	May 90	1025	40	6942675591		26832525	2099731	6971607847
Total non-industrial construction:		6607		17609482468	111616265	120225590	40626689	17881951012
Interest rate of conversion credit						2728100588		2728100588
Total:		**111125**		**108272718343**	**11151455550**	**4139239884**	**391858785**	**123955272562**

Finance Director **V.P. Yachmenev**
Chief Accountant **T.V. Novosadova**

Addendum #4
To Explanatory note for 9 months of 1997

Export products accounts receivable exceeding 180 days as of 1.10.97 г.

COMPANY	TOTAL (thousand roubles)
AUSTRIA	
Mallkot	17 055
ENGLAND	
Aerospace	57 776
British Aerospace	5 213
KVO Global	98 965
High Performance	59 872
Gleach	205 941
BELGIUM	
Ecolex	423 627
GREAT BRITAIN	
Airco Metals	36 480
Rollce Royce	6 115
GERMANY	
Metaltrade	379 779
Metaltrade	33 742 050
Schad	1 038 197
Schilbach	79 213
INDIA	
Techno Futura	2 564 142
Titanium Tantalium	1 558 824
Technalloy	72 164
ITALY	
Comal	10 716
Motostar	51 097
SGDB	137 684
Clama	706 210
Titania SPA	1 246
Larius	1 259
Larius	358 410
Stanitaliano	66 386
THE NETHERLANDS	
Am Euro Metals	9 566
THE USA	
Ankortech	2 749
Prat and Whitney	28 502
Teledine	99 460
Timet	1 550 980
Tiko Titanium	61 022
Titanium Ind.	1 217 575
RMI	715 266

Schultz	3 217 537
Sikorsky	34 096
VAL International	313 690
TAIWAN	
President	528 465
Gold Beckley	496 825
FINLAND	
Techpolar	69 333
Galt	70 876
FRANCE	
Aerospatiale	3 643
MIO	192 397
HES Altom	62 574
Snekma	1 322 033
SWITZERLAND	
Mantrako	1 669 850
SWEDEN	
Harald	203 908
Permaskand	18 103
Skandinavijska Metals	115 897
Other	343
TOTAL:	**53 683 111**

Head of Finance Department

Raschektaeva T. V.

Addendum #5
To Explanatory note for 9 months of 1997

Accounts receivable of JSC VSMPO secured with guarantee as of 01.10.97

(million roubles)

Type of Accounts	Amount owed	Type of guarantee	Amount of guarantee
Bank credits	46536	Shop equipment of JSC VSMPO	58222
Bank credits	55209	Products of JSC VSMPO	80594
Bank credits	1350	Bank guarantee	1300
Total:	103095		140116

Head of Finance Department T.V. Raschektaeva

Addendum #6
To Explanatory note for 9 months of 1997

REPORT ON
ACCOUNTS PAYABLE AND RECEIVABLE OF AFFILIATES AND SUBORDINATE COMPANIES AS OF 01.10.1997

Before denomination (million roubles)

#	Name and address of debtor, creditor	Amount owed	
		Acounts receivable	Accounts payable
1	2	3	4
1.	Firm Titan, V-Salda	8	-
2.	LLC *Tirshop*, V-Salda	14	-
3.	Close corporation *Tandem*-S, Moscow	395	-
4.	Affiliate of JSC VSMPO *Garment and Knitting Factory*, V-Salda	94	-
5.	Close corporation *Fetin S,* Yekaterinburg	-	1150
6.	Close corporation *Sojuz* VS, V-Salda	-	10557
7.	Close corporation *Titanium Service*, Belgorod	6718	-
8.	LLC *Titan-Vostok corporation*, Vladivostok	241	-
9.	JSC Ural, V-Salda	4	-
10.	Close corporation *Titanium Service*, Volgograd	449	-

HEAD OF FINANCE DEPARTMENT T.V. RASCHEKTAEVA

Addendum #7
To explanatory note for 9 months of 1997

JSC VSMPO'S ARREARS OF PAYMENTS IN BUDGET AND OFF-BUDGET FUNDS AS OF 01.10.1997

Before denomination (million roubles)

Type of tax or payment	Budget	Arrears	Fine, to be paid to fund	Total debt
1	2	3	4	5
Profit tax	Federal budget	24118	38567	62685
	Regional budget	23216	34387	57603
	Municipal budget	6280	3844	10124
Property tax	Regional budget	1926	5464	7390
Transport tax	Regional budget	2387	2152	4539
Educational establishments tax	Regional budget	2476	1560	4036
Land tax	Municipal budget	1281	1081	2362
Special tax	Federal budget	142	1492	1634
VAT	Federal budget	-	149	149
Housing maintenance tax	Municipal budget	239	148	387
Property tax	Municipal budget	-	139	139
Pollution charge	Federal budget	106	190	296
Water charge	Municipal budget	35	15	50
Fuel and lubricative materials selling tax	Federal road fund	6	-	6
Subsoil usage charge	Federal budget	1	5	6
Militia tax	Municipal budget	-	1	1
Income tax	Federal budget	2629	412	3041

Employment center	Employment cente	2083	1942	4025
Obligatory medical insurance fund	Obligatory medical insurance fund	4958	9647	14605
Pension fund	Pension fund	7311	1682	8993
Federal road fund	Federal road fund	8655	3099	11754
Territorial road fund	Territorial road fund	37713	3568	41281
TOTAL:		125562	109544	235106

CHIEF ACCOUNTANT T.V.NOVOSADOVA

HEAD OF FINANCE DEPARTMENT T.V.RASCHEKTAEVA

Addendum #8
To Explanatory note for 9 months of 1997

ACCOUNTS PAYABLE OF JSC VSMPO AS OF O1.10.1997

(million roubles)

1. Suppliers (materials, services, works)	-	91544
2. Debt on bill	-	49956
3. Electric energy, gas	-	30985
4. Payments to budget and off-budget funds,	-	235106
including fines	-	109544
5. salaries with charges	-	7518
6. Credits and interest thereof	-	91944
7 Other	-	712
8. Prepayment	-	63128
TOTAL:	-	570893
Including without fines and tax penalties	-	461349

HEAD OF FINANCE DEPARTMENT T.V.RASCHEKTAEVA

Addendum #9
To Explanaory note for 9 months of 1997

LIST OF COMPANIES-CREDITORS FOR SERVICES AND WORKS FOR SEPTEMBER 1997

#	NAME	City	Date of last unpayed bill	Shop, department, principal	Total amount of debt as of 01.10.1997 (million roubles)	Planned amount of payment as of 01. 10.1997 (million roubles)
1	2	3	4	5	6	7
I.Services of third party organisations on current and major repair						
1.	Scientific-production association *Temp*	Yekaterinburg	April 1997	Department 20	30	
2.	JSC *Uralenergochemet*"	Yekaterinburg	July 1996	departm.6 Trubin	64	
3.	JSC *Uralsvjazmontazh*	Yekaterinburg	December 1996	Gavrik	71	
4.	LLC *Region* (maintenance of cargo-handling cranes)	Yekaterinburg	March 1997		40	
5.	Sverdlovsk branch of *Uralteploizolyatsia*	Yekaterinburg	December 1996		160	
6.	Scientific-production association *Gorelochny tsentr*	Yekaterinburg	March 1997	Slobtsov	154	
7.	Company *Prosoft-E* (furnaces)	Yekaterinburg	March 1997	Shop 32	182	
8.	Close corporatoin *Promservice*	V-Salda	March 1997	Department8,30	3	
9.	VSPL named after Evstigneev	V-Salda	July 1996	Kopteva	45	
10.	LLC *Spetsmontazhavtomatika*	V-Salda	December 1995	Gavrik	7	
11.	Co-operative *Komfort*	V-Salda	September 1996	Department 17	57	
12.	JSC Spetsavtomatika	N-Tagil	March 1997	Dep.20 Kopteva	101	
13.	Close corporation *Uraltechpromproject*	N-Tagil	July 1995	OKS	40	
14.	Locomotive depot	N-Tagil	April 1997	Kopteva	33	
15.	Constructing-and-mounting department -12US-4	Samara	November 1996	Dep.20 Kopteva	97	
16.	*Uralstalconstruktsia*	Krasnoturjinsk	Sept.-Febr. 1996	shop 9	983	
17.	Locomotive depot	K-Uralsky	July 1996	Dep.20 Kopteva	16	

1	2	3	4	5	6	7
18.	LLC *Enres*	St-Petersburg	Aug.-Sept. 1996	Medical unit	25	
1	JSC Scientific-production complex *AIT-holding*	Moscow	September1997	Dep.20 Kopteva	21	
20.	*Uralelectroremont*	Yekaterinburg	April 1997г.	Dep.20 Kopteva	318	
21.	Constructing Department-3	V-Salda	July 1996г.	Dep.20 Kopteva	424	
22.	Close corporation *Alp-Kurs*		December	Dep.20 Kopteva	42	
23.	*Electropromnaladka*		March 1997г.	Dep.20 Kopteva	52	
	TOTAL			Department 2-	52	
					3017	

1	2	3	4	5	6	7
	II. Services of other organisations					
1.	*Interservice*	Yekaterinburg	December 1996	Depart. 25	267	
2.	JSC *Uraltechisolyatsia*	Yekaterinburg	December 1996	Depart. 20	42	
3.	Department of State Control	Yekaterinburg	December 1996	shop 27	14	
4.	JSC *Uralenergotsvetmet*	Yekaterinburg	May 1997		67	
5.	Scientific-research enterprise *Eskaterm*	Moscow	April 1997	Slobtsov	30	
6.	Government communication center	Yekaterinburg	January 1996	Ponomarev	83	
7.	State enterprise *Uralaeronavigatsia*	Yekaterinburg	August 1996	shop 42 Mezenin	7	
8.	JSC *Vostio*	Yekaterinburg	December 1996		58	
9.	Production association *Uralsaumash*	Yekaterinburg	March 1997	shop 45	76	
10.	Company *Artikul*	Yekaterinburg	July 1997	Department 25	95	
11.	Close corporation *Intsen*	N-Tagil	March 1997	Department 19	25	
12.	LLC *Sotstech*	V-Salda	February 1997	Vinokurov	11	
13.	SRI of Heavy Machinery, JSC *Uralmash*	V-Salda	June 1995		73	
14.	US 349/12	N-Tagil	December 1996	shop 38	61	
15.	*Transservice Ltd.*	Moscow	January 1997	Kutsankin	62	
16.	LLC Scientific-technical center *Megatechnology*	Moscow	January 1995	shop 10 Baratov	24	

1	2	3	4	5	6	7
17.	Research center *Progressor* (Free economic zone)	Moscow	January 1997	Agarkov	33	
18.	JSC *Uralstalconstruktsia*	Serov	September 1996	Depart. 20	842	
19.	MGP *Kvant*	Moscow	December 1996	Strashkov	19	
20.	JSC *Uralredmet*	V-Pyshma	April 1997		40	
21.	*Uraltelecom*	V-Salda	December 1997		608	
22.	Municipal enterprise *Gorelectroseti*	V-Salda	February 1997	Department 6	51	
23.	SPTUK 27	V-Salda	June 1996	Vinokurov	132	
24.	Fire station #23	V-Salda	April 1996	Korkin	1057	
25.	Municipal enterprise *Ratgus*	V-Salda	May 1996	Korkin	914	
26.	Association *Titan*	V-Salda	July 1996	Strashkov	49	
27.	UOP *VSMPO*	V-Salda	March 1997		81	
28.	Postal service center	V-Salda	March 1997	Lutskina	10	
29.	Private enterprise *Centurion*	V-Salda	July 1996	Bogdanov	109	
30.	ATUUS-13	V-Salda	December 1996	Joejua	16	
31.	Metallurgical College	V-Salda	October 1996	Vishnevetskaya	5	
32.	Thermal physics depart. of Ural Technical Univ-ty	V-Salda	September 1996	Vishnevetskaya	53	

1	2	3	4	5	6	7
33.	Communal service unitary municip.ent.		February 1997			301
34.	N-Tagil Railway	N-Tagil	November 1996	Depart. 20 Isaev		162
35.	N-Tagil Communication Center		January 1995	Shop 9 Kulik		9
36.	TechPD		February 1997			70
37.	JSC *Polytechnik-NT*		June 1995	Department 8		12
38.	Wirk-farm-51		March 1996	shop 23		31
39.	Research institue of machinery	N-Salda	January 1997	shop 31		. 41
40.	Plant council of ROSTO	Irbit	April 1996	shop 61		90
41.	LLC *Modul*	St-Petersburg	March 1997	Foreign-		187
42.	Close corporation *Uralelectropromnaladka*	Yekaterinburg	January 1997	Department 6		140
43.	JSC *Uralenergotsvetmet*[11]	N	November 1996	Department 8		89
44.	Capital Consruction Board	V-Salda	July 1996	Department 20		258
45.	State fire service administration	V-Salda	December 1996r			964
46.	Close corporation *Fetin-3*	Yekaterinburg	August 1997r	Yachmenev		150
	OTHER					304
	TOTAL:					7822

TOTAL debt to enterprises-creditors 10839

Head of Finance department T.V.Raschektaeva

Addendum #10
To Explanatory note for 9 months
of 1997

REPORT ON TYPES OF ARREARS OF ORGANISATIONS AS OF 01.10.1997 (million roubles)

#	Name	Arrears as of 01.10.97	Heating	Electricit y	Water	Sewage (sanitary waste water)	Gas	Communi cation service	Materials	Other
1.	2.	3.	4.	5.	6.	7.	8.	9.	10.	11.
1.	Close corporation TNV *Ural*	5		4				1		
2.	JSC *Stroitel*	13	9	3	1					
3.	Cargo transport enterprise	412	186	80	54	82		4		6
4.	ATUUS-13									
5.	*Glavvtorsyrjyo*									
6.	City Administration									
7.	Private enterprise Vremya	6	3					3		
8.	Children public catering center	9						2		7
9.	Dairy plant	140	140							
10.	*Passazhiravtotrans*	3			1	2				
11.	Production-technical association of communal service	147			15				52	80
12.	Construction department -2US-13	9							8	1
13.	Collective farm *Verkhnesaldinsky*	7			7					
14.	LLC *Ruslich Auto Business*"	18		18						
15.	Construction department-3US-13	1							1	
16.	UMRUS-13									
17.	Militia Institute	214	199		3	6		6		
18.	Close corporation *Promservice*	6			2	2		2		
19.	Close corporation *Roek*									
20.	Constructing-and-mounting department-12US-4									

21.	*Gorelectroseti* (municipal electric company)	631		600				1		30
22.	US-13	23							23	
	TOTAL	1644	537	705	83	92	0	19	84	124
23.	JSC *Ural*	586	100	5		2	1	18	49	411
24.	Close corporation *Rusich*	7248	1576	4481	184	45	35	103		824
25.	Unitary municipal enterprise of main communal service department	11517	8408		742	2171		9	125	62
26.	Capital Construction Board	461	1	2	11	14			246	187
27.	Shop 54	2322	494	88	52	27		27	992	642
28.	Unitary regional enterprise *VSMPO*	745						39	53	653
	TOTAL	22879	10579	4576	989	2259	36	196	1465	2779
29	Other	7084	1	5	16	37		29	3396	3600
	TOTAL	31607	11117	5286	1088	2388	36	244	4945	6503

Head of Finance Department T.V.Raschektaeva

Addendum #11
To Explanatory note for 9 months of 1997

REPORT ON

JSC VSMPO'S ACCOUNTS RECEIVABLE FOR SHIPPED PRODUCTS AND MATERIALS AND RENDERED SERVICES AS OF 01.10.1997

NN пп	Name of Debtor	City, country	Amount (million roubles)
1	2	3	4
	Accounts receivable Total:		431408
	For finished product		347769
	Materials and services		31607
	Other debtors		52032
	Including (finished products)		
1	Enterprises of CIS-countries		3189
2	**Enterprises of the Russian Federation**		**82548**
	Including:		
	JSC *Titan Service VSMPO*	Belgorod	6718
	LLC *Polina*	V-Pyshma	647
	LLC *Uralselkhozproduct*	V-Salda	398
	Close corporation *Sojuz VS*	-"-	6492
	Close corporation *Titan Service*	Volgograd	449
	Close corporation *Fetin 5*	Yekaterinburg	942
	JSC *Sverdlovenergo*	Yekaterinburg	1049
	Close corporation *Promtechnology 2*	Yekaterinburg	739
	JSC *Uralturbo*	-"-	5340
	Close corp. Ural Economic Association	-"-	11320
	Association Computersa in Medicine	-"-	119
	Production enterpris *Uraltechmash*	-"-	1121
	LLC *Energozhilservice*	-"-	1942
	Agrogas enterprise	-"-	889
	Close corporation *Uralkhimmash*	-"-	2933
	Engine-building enterprise	-"-	1172
	Production association *Aviatsionnoye*	Kazan	1073
	JSC Foundry	K-Uralsky	575
	JSC KUMZ (K-Uralsk Metallurgical Plant)	K-Uralsky	1497
	Plant named after Gorky	Zelenodolsk	2051
	JSC Poduction Association *Aviatechnology*	Moscow	3156
	Close corporation *Paritet-200*	Moscow	425
	LLC *Avtomatika i Svyazproject*	Moscow	452
	Close corporation *Tandem-S*	Moscow	395
	JSC *Nizhnetagilmezhraygaz*	N-Tagil	1008
	State Unitary enterprise NAPO	Novosibirsk	723
	JSC *Normal*	N-Novgorod	1083
	GOOI *Den'*	Novosibirsk	382
	JSC *Chimmash"*	Penza	732
	JSC *Aviadvigatel'*	Perm	308
	Permskiye Motory	Perm	510
	Close corporation *Spetsinstrument*	Perm	1760

	LLC *Gran*	Perm	497
	LLC *Polytech*	Tyumen	558
	JSC *Aviaagregat*	Samara	356
	JSC Izhorskiye Zavody	St-Petersburg	571
	JSC Concern *Aventa*	St-Petersburg	634
	LLC *Tellur*	St-Petersburg	332
	JSC *Kaustik*"	Sterlitamak	854
	JSC *Soda*	"	703
	Research-Production enterprise *Inplanter*	Ufa	2412
	Other enterprises of the Russian Federation		17231
3	**Foreign partners**		**262032**
	Including:		
	GLITSCH (VR) LTD	England	206
	EKOLEX	Belgium	424
	Metaltrade	Germany	151782
	Schad Rohstffe	Germany	1038
	DAIMLER-BENZ	Germany	1212
	Мюнстер	"	380
	ROLLS-ROYCE	Great Britain	11863
	Avitions Metais	"	882
	TITANIA S.P.A.	Italy	367
	TITANIUM TANTALUM PRODUCTS	India	1559
	Techno-Futura	India	2564
	CLAMA TRADE	Italy	706
	LARIUS	"	360
	Euro-Titan Handels	Germany	1038
	VULCANIUM CORPORATION	USA	1098
	W.A.L. INTERNATIONAL	"	314
	Timet	USA	1551
	HARVEY TITANIUM	USA	5359
	TITANIUM Industries	USA	1225
	Shultz Steel	USA	23696
	United Alloys AIRCRAFT	USA	2534
	SIERRA ALLOYS	USA	3013
	RMI TITANIUM	"	715
	ELLET Industries	"	1009
	TRICOR INDUSTRIAL	USA	2142
	WIMAN-GARDON	USA	807
	BOEING COMMERCIAL	USA	18364
	TICO TITANIUM	USA	2478
	Mantraco INTERNATIONAL	Switzerland	1670
	President CO,LTD	Taiwan	1396
	GOLD BESTLE CO	Taiwanь	1157
	SNECMA	France	3563
	Aerospatiale		5025
	Mitsui		4347
	прочие партнёры		6188

HEAD OF FINANCE DEPARTMENT T.V. RASCHEKTAEVA

Addendum #12
To Explanatory note for 9 months of 1997

REPORT ON ACCOUNTS PAYABLE OF JSC VSMPO FOR MATERIALS AS OF 01.10.1997

#	Name of Organisation	City	Amount (million roubles)
1	2	3	4
1	Kazcredsotsbank	Alma-Ata	98(n/o)
2	Close corporation *NKMZ*	Belgorod	136
3	JSC *Zolotoy Yastreb*	Vladikavkaz	411
4	JSC Metallurgical plant *Krasny Octyabr*	Volgograd	97
5	LLC *Izhneftechim*	Izhevsk	66
6	Factory *Kievskaya Rus*	Zarechny	147
7	JSC *Goroblagodatskoe Mine Administration*	Kushva	69
8	LLC *Opttorg*	Kirovo-Chepetsk	104
9	Close corporation *Stal*	Moscow	107
10	Close corporation *Resourses*	Moscow	127
11	Private enterprise Shikhova G.I.	N-Lyalya	132
12	LLC *Techkomservice-2*	Perm	665
13	LLC *Status*	Perm	207(n/o)
14	State Unitary enterprise *Chimprom*	Ufa	159
15	REsearch-Production enterprise *Inis*	Yekaterinburg	90
16	*Uralmashzavod*	Yekaterinburg	172
17	LLC *Pulse-95*	Yekaterinburg	56
18	State enterprise *Zavod-9*	Yekaterinburg	246
19	LLC *Torg-plus*	Yekaterinburg	98
20	JSC *Severstal*	Cherepovetz	221
21	Close corporation *PAMBY*	Yekaterinburg	97
22	JSC *Turbomotorny zavod*	Yekaterinburg	150
23	Close company Resort *Ust-Kachka*	Ust-Kachka	187
24	Private enterprise Boiko	N-Salda	131
25	KFH 28 Kostuk A.S	V-Salda	23
26	LLC *Stern*	V-Salda	19
27	Private enterprise Novikov A.P.	V-Salda	48
28	Individual entrepreneur *Potekhin and son*	Dolmatovo	98
29	JSC *Fosfor*	Tolyatti	185
30	JSC Production enterprise *Technology*	Tula	40
31	Mokerov V.V.	Yoshkar-Ola	169
32	Close corporation *Intsen*	N-Tagil	148
33	JSC *Tagilavtoremont*	N-Tagil	20
34	LLC Production enterprise *Intech*	N-Salda	156
35	LLC *Yugsnabservice*	Novocherkassk	175
36	VSRKIVA	V-Salda	14
37	LLC *Tiko*	Dzerzhinsk	74

38	JSC *Electrostal*	Электросталь	224
39	Close corp. *Khimpromresurs*	Москва	711
40	JSC *Khimkombinat*	Кирово-Чепецк	124
41	LLC *Converse-Metal*"	Москва	31
42	Municipal enterprise *Shako*	Рудный	80
43	Production enterprise *Universal*-3	Челябинск	120
44	LLC *Spetsodezhda*	Дзержинск	66
45	Close corporation *Rosshina*	Екатеринбург	120
46	Close corp. *Sreduraltechstroy*	Екатеринбург	74
47	JSC *Khimproduktsia*	Екатеринбург	137
48	*Uralavtozapcgast*	В-Салда	118
49	Plant of fluoric fertilizers	Красноуральск	106
50	Production Association *Sredneuralskoye*	Екатеринбург	117
51	*Rubikon*	Полевской	67
52	*Integral*	Озерск	79
53	Plant *Metallist*	Глазов	63
54	Electrostalsky Plant of Heavy Machinery	Электросталь	224
	Total:		7604
	Other:		2300

Titanium waste -375

HEAD OF FINANCE DEPARTMENT T.V. RASCHEKTAEVA

Addendum #13
To Explanatory note for 9 months of 1997

LLC Commercial Bank "Tirus
624600 Verkhnaya Salda
71 a, Engelsa street
phone: (34345) 2.29-14, Fax (34345)2-13-64 telex: 721599
;30101810600000000850
РКЦ г.Верхняя Салда ИНН 6607000669
код по ОКПО 25009829 БИК 046541850

JSC VSMPO has blocked settlement account 0000467820 in CB "Tiruscombank" in V-Salda. As of 01.10.1997 the file of the given account amounted to 170.977.986.942 roubles, including:

- Pension Fund - 1.052.179.293
- Employment Fund - 829.074.919
- Social Insurance Fund - 422.807.300
- Territorial Obligatory Medical Insurance Fund - 330.938.605
- Federal Obligatory Medical Insurance Fund - 38.202.964
- Profit tax in regional budget - 29.666.117.000
- Property tax in local budget - 121.711.685
- Property tax in Regional budget - 10.303.071.450
- Housing and social-cultural sphere maintenance tax in local budget - 148.375.151
- Land tax in local budget - 3.053.021.809
- Land tax in N-Salda budget - 269.507.408
- Water charge in local budget - 277.013.152
- Transport tax in Regional budget - 2.512.868.399
- Educationtal tax in Regional budget - 1.734.613.900
- Public vaccinal prevention charge in Regional budget - 53.786.535

- Militia charge in local budget	-178.583.430
- Charge for usage of sub-soil in Regional budget	- 570.779
Regional budget	
- Groundwater reproduction tax	
in regional budget	- 87.427
- Profit tax in federal budget	- 30.782.175.000
- Value-added tax	
in Federal budget	- 735.614.700
- GSM tax in Federal budget	- 15.650.360
- Special tax in Federal budget	- 1034.203.424
- Income tax in Federal budget	- 770.653.941
- Pollution charge in Federal budget	- 330.442.408
Charge for usage of sub-soil in Federal budget	- 2.416.039
- Pollution charge in Municipal Ecological Fund	- 463.331.489
- Pollution charge in Regional Ecological Fund	- 224.972.278
- Territorial Road Fund	- 1.777.253.097
- Federal Road Fund	- 11.185.594.707
- Sverdlovskavtodor	- 36.389.559.241
- Arrears in refunding temporary assistance funds	
In Federal budget Moscow	- 14.730.905.694
- Increased % rated for past due-refunding of financial assets	
of FAIK PSB Yekaterinburg	- 504.261.108
- indebtedness to "Sverdlovenergo"	- 1.343.653.056
- indebtedness to N-Tagilmezhraygaz	- 17.760.974.593
- indebtedness to suppliers	- 956.694.259
- Charge for usage of underground water in Federal budget	- 6.849.259
- underground water reproduction tax	
in Main Tax Inspection V-Salda	- 182.242
- underground water reproduction tax	
in Main Tax Inspection Yekaterinburg	- 68.341

DIRECTOR V.P.ITSKOVICH
CHIEF ACCOUNTANT I.S. VARLAMOVA

APPROVED

by the Board of Directors of
the JSC “Verkhnaya Salda Metallurgical
Production Association” (VSMPA)
on 22 May, 1998, Protocol No. 5
Chairman of the Board of Directors

____
V. A. Kutsankin
(Signature, seal)

Shares Issue Prospectus
of Public Joint-Stock Company
“Verkhnaya Salda Metallurgical Production Association” (VSMPA)

Category: ordinary registered shares
Total number of floated shares: 3,492,000.
Share par value: 1 (one) denominated rouble.

Director General	V.V.Tetyukhin	(Signature)
Chief Accountant	T.V.Novosadova	(Signature)
(Seal)		
22.05.98		

Issuer’s financial position verification was carried out by Analitik Express auditing firm, State reg. No. 530688, INN 7732017012, License No. 9442 of 27.02.97

Director	Yu. G. Gritsun	(Signature)
(Seal)		
22 May, 1998		

"The registering organ bears no responsibility for authenticity of the information included in the present Shares Issue Prospectus, and the fact of its registration shall in no way be an expression of its relation to the placed securities. ".

"The information contained in the present Shares Issue Prospectus is subject to disclosure in compliance with the Law on securities of the Russian Federation ".

“Registered”
on 22 May, 1998,
by Sverdlovsk Regional department of Federal Commission for Securities Market of RF
Registration No. ______________
State Registration No. of securities issue

____
(Signature)
(Seal)

A. Issuer's Main Data

1. Issuer's full name:

Joint stock company "Верхнесалдинское металлургическое производственное объединение" (in Russian);

Joint stock company "VERKHNAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION" (in English).

Issuer's short name:

OAO "VSMPA"(in Russian); "VSMPA" (in English).
The Issuer's company name and legally registered business organization form did not change over the whole time of its existence, except for bringing the Russian designation of its business organization form in compliance with the Civil Code of the Russian Federation.

The Joint Stock Company "VERKHNAYA SALDA METALLURGICAL PRODUCTION ASSOCIATION" was registered by Resolution No. 69 of 18 February, 1993, of Head of City Administration of Verkhnaya Salda, Sverdlovsk Oblast, State Registration Certificate No. 162 series II-ВИ.

VSMPA location:
1, Parkovaya St., Verkhnaya Salda, Sverdlovsk Oblast 624600. The legal and postal addresses coincide. Contact telephones: 2-13-60, 2-17-86, 2-02-71

2. Taxpayer's (JSC VSMPA) Identification No.: INN 6607000556.

3. Issuer's bank accounts and other bank details:

Ord. No.	Account type	Account No.	Bank (credit institution) name	Bank location (ZIP code, address, telephone)	Account opening date (dd.mm.yy)
1	Settlement Settlement	006467598 40702810100120001055	AKB Uralvneshtorgbank BIK 046577780 corr. acc. 30101810300000000780	7 Generalskaya St., Ekaterinburg 620062	19.07.95 11.09.96 01.01.98
2	Loan Loan	10477698 45204810400180009423	AKB Uralvneshtorgbank BIK 046577780	7 Generalskaya St., Ekaterinburg 620062	26.09.95
3	Loan Loan	1074663 45205810000180009178	AKB Uralvneshtorgbank BIK 046577780	7, Generalskaya St., Ekaterinburg 620062	26.09.95
4	Settlement Settlement	001467404 40702810011020000211	FAKB Uralvneshtorgbank BIK 047501903 corr. acc. 30101810700000000903	14 Komsomolsky Prosp., Chelyabinsk 454106	13.09.96 01.01.98
5	Settlement	000467462	FAKB Uralvneshtorgbank BIK 047545900	61, Prosp. Avtozavodtsev, Miass 456300,	30.09.96

				Chelyabinsk Oblast	
6	Loan	45205810000180009 178	AKB Uralvneshtorgbank BIK 046577780 corr. acc. 700161380	7 Generalskaya St., Ekaterinburg 620062	21.01.98
7	Settlement	40702810600000467 820	KB Tiruskombank BIK 046541850 corr. acc. 30101810600000000850	71a Engelsa St., V.Salda 624600	15.09.96
8	Settlement Settlement	000467422 40703810900000467 639	KB Tiruskombank BIK 046541850	71a Engelsa St., V.Salda 624600	30.09.96 30.09.96
9	Loan Current	477020 40702810600000467 972	KB Tiruskombank BIK 046541850	71a Engelsa St., V.Salda 624600	24.03.94
10	Other	146196020	KB Tiruskombank BIK 046541850 INN 6607000669	71a Engelsa St., V.Salda 624600	23.12.95
11	Settlement Current Current Loan	000467720 031130706 000467972 45206810300000019 008	KB Tiruskombank BIK 046541850	71a Engelsa St., V.Salda 624600	15.09.96
12	Loan	600477121	Branch office Alfa-Tirus of KB Tirus BIK 046551868 corr. acc. 800161468	40a Mira St., Ekaterinburg 620078	30.09.96
13	Deposit	000739007	FAKB Russkii Natsionalnyi Bank corr. acc. 900161407	15 Shchorsa St., Ekaterinburg 620215	17.08.95
14	Settlement	000467050	FAKB Russkii Natsionalnyi Bank corr. acc. 900161407	15 Shchorsa St., Ekaterinburg 620215	17.08.95
15	Loan	000180010	FAKB Russkii Natsionalnyi Bank corr. acc. 900161407	15 Shchorsa St., Ekaterinburg 620215	17.08.95
16	Deposit	99610376	ONEKSIM bank BIK 044583367 corr. acc. 003161868	11 Mashi Poryvayevoi St., Moscow 107078	30.11.94
17	Special provisional	070149456	AKB Oneksim Bank corr. acc. 003161868 BIK 044583367	11 Mashi Poryvayevoi St., Moscow 107078	05.06.97
18	Deposit	A 309998000415	AKB Avtobank BIK 044541774 corr. acc. 774161100	41 Lesnaya St., Moscow 101514	12.01.95
19	Special provisional Loan	003149659 3618666	Avtobank corr. acc. 774161100 BIK 044541774	41, Lesnaya St., Moscow 101514	04.08.97 05.11.97
20	Settlement	8467645	AKB Neftekhimbanl BIK 044583808 corr. acc. 808161500	31 Gilyarovskogo St., Moscow 129832	17.10.95

21	Other Other	40108810310372003 262 40109810610372003 262	FAKB Promstroibank BIK 046568818 corr. acc. 30101810500000000818	24 Vainera St., Ekaterinburg 620014	02.11.95
22	Other Other Other	40110810410370003 262 40110810010372003 262 40118103103720003 262	FAKB Promstroibank BIK 046568818 corr. acc. 30101810500000000818	24 Vainera St., Ekaterinburg 620014	08.08.94 08.08.94 08.08.94
23	Other	40109810110374103 262	FAKB Promstroibank BIK 046568818 corr. acc. 30101810500000000818	24 Vainera St., Ekaterinburg 620014	27.09.96
24	Special provision al Loan	5149829 548477029	Promstroibank of Russia corr. acc. 468161500 BIK 044541468	13 Tverskoi Boulevard, Moscow 103867	23.05.97
25	Deposit	40/347	AKB Incombank BIK 044583502 corr. acc. 502161000	14-1 Nametkina St., Moscow 117420	24.03.95
26	Settlement Loan	1467626 010477694	FAKB Incombank Povolzhskii BIK 047308840 corr. acc. 800161640	19 Goncharova St., Ulyanovsk 432700	19.03.96
27	Settlement Loan	002467609 000477620	FAKB Incombank Ekaterinburgskii INN 6608006310 BIK 046568925 corr. acc. 30108106000000000925	99a Lenina St., Ekaterinburg 620062	06.10.97 30.09.97
28	Deposit	000119	AKB Stolichny Bank Sberezheniya BIK 044583506 corr. acc. 000161706	70 Pyatnitskaya St., Moscow 113095	30.05.95
29	Deposit	1483.1	AKB Mezhekonomsberbank BIK 044583397 corr. acc. 397161600	17 Skakovaya St., Moscow 125040	01.03.95
30	Settlement	3467346	FKB Sverdlsotsbank Leninskii BIK 046568753 corr. acc. 700161553	30 Malysheva St., Ekaterinburg 620005	11.10.95
31	Settlement Other	810467456 530199444	FAKB Tveruniversalbank BIK 044585210 corr. acc. 210161600	41 Prosp. Vernadskogo, Moscow 117947	23.01.96
32	Settlement	467698 467798	Pervyi Torgovy Bank BIK 044583458 corr. acc. 004161045	11/2 Chayanova St., Moscow 125856	29.04.96 01.09.96
33	Settlement Settlement	000240554 40702810600000000 383 45204810100000000	AKB Metallinvestbank BIK 044585163 corr. acc. 30101810100000000163	2 Slavyanskaya Pl., Moscow 103718 INN 7709138570	30.09.96 01.01.98 01.01.98

	Loan	014			
34	Other	40202810100000310 007	RKTs (Settlement-cash center) BIK 046541000	14a Parkovaya St., V.Salda 624600	06.05.96
35	Settlement Settlement	606830 RUR4011 02 004467632 40702810400010004 247	Mezhdunarodny Moskovsky Bank BIK 044583545 corr. acc. 30101810300000000545	5/6 Pushkinskaya St., Moscow 103009	20.06.96 01.01.98
36	Loan	45205810900062140 006	FAKB Uralpromstroibank BIK 046541751 corr. acc. 30101810000000000751	14/1 Sportivnaya St., V.Salda 624600	26.06.97
37	Settlement Settlement	102220081011 40702810500001022 201	AKB "Societé General Vostok " corr. acc. 957161400 BIK 044585957	5 Nikitsky Pereulok, Moscow 103009	19.11.96 01.01.98
38	Settlement	001467942	BNP Dresdner Bank (Russia), Moscow branch, corr. acc. 005161552, BIK 044583212	37/1 Bolshaya Ordynka St., Moscow 109017	26.05.97
39	Special provisional Loan	2149288 610619809	MAKB "Vozrozhdeniye", branch Centralny, corr.acc. 442161700 BIK 044652442	7/4 Luchnikov Pereulok, Moscow 103696	25.04.97 25.04.97
40	Special provisional Loan	149522 10619822	MAKB "Vozrozhdeniye", branch Ulyanovsky, corr. acc. 452161800, BIK 044652452	33/4 Veselaya St., Moscow 115541	14.05.97
41	Special provisional Loan	295149687 4772955087/01	Bank for Business Development corr. acc. 151161700 BIK 044540151	14 Goncharnaya St., Moscow	20.12.96 21.05.97
42	Special provisional Loan	45149374 43477491	Promradtekhbank corr. acc. 366161200 BIK 044652366	35 Myasnitskaya St., Moscow	06.03.97 06.03.97
43	Provisional current Loan	003149659 23149006 477013	International Industrial Bank corr. acc. 748161000 BIK 044583748	33/44 Fortunatovskaya St., Moscow 105187	04.08.97 22.10.97 28.11.97
44	Current Loan	000467949 000477726	"Menatep" corr. acc. BIK	4 Kolpachny Pereulok, Moscow 101000	11.05.93 05.01.96
45	Settlement	40702810816150100 055	AKSB RF No. 7169 BIK 046541635 INN 6607002610	5 K.Marksa St., V.Salda 624600	16.01.98
46	Settlement Loan Loan	40702810900220000 085 45206810400220000 002 45206800000220000	EF AKB Tokobank corr. acc. 30101810600000000912 BIK 046568912 INN 6608005638	16 Stepana Razina St., Ekaterinburg 620142	29.01.98 09.02.98 27.02.98

		004			
47	Settlement	40702810100002785 741	KB Bank Austria (Moscow)	19 Dolgorukovskaya St., Moscow 103006	02.10.97
48	Budget	40107810000070850 002 40107810000070851 002 40107810000070250 002 40107810000070140 002	OFK (Federal Treasury Branch)	Engelsa St., V.Salda	

The list of accounts is comprehensive.

4. The Company founders are the Oblast Committee for State Property Management in the Sverdlovsk Oblast with the rights of a territorial agency of the Russian Federation State Committee for State Property Management, and physical entities, shareholders of JSC Tirus, having a lease on state property of the former State Association "Verkhnaya Salda Metallurgical Production Association" from a state-authorized organ.
Total number of Issuer's shareholders: 1573.

List of holders of over 5 % of Issuer's shares:

– JSC Soyuz-VS, 1 Parkovaya St., V.Salda 624600 (54.8 %);

– JSC Depositary-Clearing Company, 13 First Tverskaya-Yamskaya St., Moscow 125047 (being a nominal shareholder, holding 15 % of shares for two companies:
a) CIS Emerging Growth Limited, located at the address: 50, Kensington Place, St. Helier, Jersey, JE4 8PS; members of this company holding over 25 % of shares are: OBD Nominees Limited, with postal and legal address at Eton House, St. Helier, Jersey, C.I., and OBD Secretaries Limited, with postal and legal address at Eton House, St. Helier, Jersey, C.I.
b) Creditanstalt Financial Services Limited, located at the address: 2-4 Macarios 111 Av., Capital Center, 9th floor, Nicosia, Cyprus), a member of this company holding over 25 % of shares is A.N.S. Nominiees Limited, with postal and legal address at 2-4 Macarios Av., Capital Center, 9th floor, Nicosia.

5. Organs of Company management:
General meeting of shareholders; Board of Directors; Management Board (collegiate executive organ); Director General (individual executive organ; Liquidation Commission appointed for the Company winding-up procedure. The Board of Directors is an elected organ, the Director General is appointed by the General meeting of shareholders; members of the Management Board are proposed by Director General and approved by the Board of Directors of the Company.

VSMPA Board of Directors

KUTSANKIN, Valery Nikolayevich – Deputy Director General for marketing, production and sales of VSMPA products; b. 1956; from 01.06.89, Director of VSMPA sheet-rolling plant; from 01.08.93, Director for sales and marketing; since 03.04.95, Deputy Director General for marketing, production and sales. Chairman of the Board of Directors of JSC VSMPA, holding in authorized capital, 0.83 %;

KUKANOV, Yuri Vladimirovich -- Chairman of VSMPA Trade Union Committee; b. 1952; from 01.07.85 to 16.04.94, Deputy Chairman of VSMPA Trade Union Committee; from 16.04.94, Chairman of VSMPA Trade Union Committee; holding in authorized capital, 0.3 % ;

MARKOV, Nikolai Aleksandrovich – Deputy Manager of cheque investment fund for social protection "Soyuz" (CIF SP "Soyuz"), Moscow; Director of fund "Cooperation with Germany" under Ministry for Foreign Affairs of Russian Federation; holding in authorized capital, none.

OBRAZ, Sergey Petrovich – Vice-President of Ural Commercial Bank for Foreign Trade, Ekaterinburg; b. 1962; from 1.03.93, worker of the above bank as leading specialist of Department for management of assets and liabilities and transactions in foreign currency; Head of Department for foreign operations and correspondent relations, Deputy Chairman of Management Board; holding in authorized capital, none;

SOBOL, Vladimir Iosifovich – Director for production of VSMPA; b. 1946; from 01.05.89, Head of shop No. 32 of VSMPA; from 04.09.95, Head of VSMPA Production management department; from 14.11.95, Director for production at VSMPA; holding in authorized capital, 0.29%;

TETYUKHIN, Vladislav Valentinovich – VSMPA Director General; b. 1932; occupies this position since 12.06.92; simultaneously, Chairman of Board of Directors of JSC "Soyuz VS"; holding in authorized capital, 2.12 %;

YACHMENEV, Valentin Petrovich – Director for Economy and Finance of VSMPA; b. 1947; form 19.04.90, Chief Accountant of VSMPA; since 20.05.96, occupies the present position of Director for Economy and Finance of VSMPA; holding in authorized capital – 0. 89%;

JSC VSMPA Management Board

TETYUKHIN, Vladislav Valentinovich – Director General Chairman of Management Board (Other data, see above)
KUTSANKIN, Valery Andreyevich – Deputy Director General for marketing, production and sales (Other data, see above)
STROSHKOV, Anatoly Nikiforovich – Director for quality, reliability and production certification; b. 1938; from 06.05.91, Chief Engineer of VSMPA; from 01.08.92, occupies the present position of Director for quality, reliability and production and products certification; holding in authorized capital – 0.28 %;
KORKIN, Nikolai Pavlovich – Director for operation safety engineering, labour and environment safety; b. 1950; from 01.03.92, Deputy Chief Mechanic of VSMPA; from 25.09.95, Director for operation, safety engineering and labour safety; holding in authorized capital — 0.3% ;
DZHODZHUA, Omari Nikolayevich – Director for social and extraoccupational problems and auxiliary production materials supply; b. 1941; from 01.09.92, Director for social problems and production base development; from 03.04.95, occupies the present position of Director for social and extraoccupational problems and auxiliary production materials supply; holding in authorized capital, 0. 84 %;
PETROV, Pavel Dmitrievich – Head of shop No. 29 of VSMPA; holds no shares;
GRISHECHKIN, Alexander Ivanovich – Deputy Director General for technology, production technical support and modernization of VSMPA; b. 1959; from 01.06.92, Head of shop No. 44 of VSMPA; from 01.02.94, Director for production development and modernization; from 01.04.95, Deputy Director General for technology and modernization; holding in authorized capital, 0.83%;
VINOKUROV, Vitaly Ivanovich -- Deputy Director General for personnel management, discipline and sociology; b. 1943; from 01.08.92; Director for provision of facilities and production base development at

VSMPA; from 06.05.94, Director for consumer goods marketing and sales; from 03.04.95, Deputy Director General for personnel management, discipline and sociological problems; holding in authorized capital, 0.84 % ;
YACHMENEV, Valentin Petrovich – Director for economy and finance of VSMPA (Other data, see above);
KUKANOV, Yuri Vladimirovich -- Chairman of VSMPA Trade Union Committee (Other data, see above);
BARULENKOV, Vladimir Aleksandrovich – Head of shop No. 16; b. 1940; from 01.07.93, Director for foreign economic activities of VSMPA; from 08.08.94, manager for foreign economic activities of VSMPA; from 01.02.96, Head of shop No. 16; holding in authorized capital, 0. 15% ;
ODINOKIKH, Victor Vasilievich – Head of shop No. 35 of VSMPA; b. 1949; from 01.09.90, Deputy Head of shop No. 35 of VSMPA; from 12.12.94, Head of shop No. 35 of VSMPA; holding in authorized capital, none;
BOGDANOV, Vladimir Dmitrievich – Head of shop No. 38 of VSMPA; b. 1951; from 01.10.92, Head of shop No. 38 of VSMPA; holding in authorized capital, 0. 2%;
NOVOSADOVA, Tamara Valeryevna – Chief Accountant of VSMPA; b. 1957; from 10.08.90, deputy Chief Accountant of VSMPA; from 03.01.97, Chief Accountant of VSMPA; holding in authorized capital, 0.01%;
RASHCHEKTAYEVA, Tatyana Viktorovna – Head of Financial department of VSMPA; b. 1955; from 01.03.91, Chief Accountant of Iron Casting plant in V. Salda; from 01.06.96, Head of Financial department of VSMPA; holding in authorized capital, 0.13 %;
GAVRILOVA, Tamara Vasilyevna – Deputy Head of Department No. 3 of VSMPA; b. 1944; from 01.12.91, Head of Laboratory for analysis of prospective and current planning of VSMPA; from 01.09.95, Deputy Head of Department No. 3 of VSMPA; from 21.10.97, Head of Department No. 3 of VSMPA; holding in authorized capital, none.
FABRITSKAYA, Ekaterina Aleksandrovna – Head of Legal Advisers department of VSMPA; holds 0.74 % of shares.
Members of the Board of Directors, Management Board occupy no other positions in other organizations.
All members of the Management Board are employed at the JSC VSMPA.
The Management Board structure was approved at the meeting of the Board of Directors on 15 August, 1997.

The individual management organ is represented Vladislav Valentinovich TETYUKHIN, Director General, who is simultaneously Chairman of the collegiate executive organ, the Management Board.

The Liquidation Commission is elected by the General meeting in case of the Company voluntary winding-up. In case of compulsory winding-up, the Liquidation Commission is appointed by the court (arbitration court).

7. Remuneration to members of management organs

No remuneration has been paid to members of the Board of Directors in the entire period of existence of the Company.

Remuneration to members of executive organs is paid in the form of a salary, in compliance with the regulations adopted at the Association. For example, the following salaried were paid in February, March, April, 1998:

TETYUKHIN, Vladislav Valentinovich	74,603 rb. 23 kp.
KUTSANKIN, Valery Andreyevich	52,199 rb. 79 kp.
STROSHKOV, Anatoly Nikiforovich	46,386 rb. 38 kp.
KORKIN, Nikolai Pavlovich	33 423 rb. 07 kp.
DZHODZHUA, Omari Nikolayevich	45,811 rb. 98 kp.
LEVIN, Igor Vasilievich	3744 rb. 54 kp.
FABRITSKAYA, Ekaterina Aleksandrovna	25,222 rb. 28 kp.
GRISHECHKIN, Alexander Ivanovich	50,098 rb. 02 kp.
VINOKUROV, Vitaly Ivanovich	53,680 rb. 46 kp.
YACHMENEV, Valentin Petrovich	50,951 rb. 32 kp.
PETROV, Pavel Dmitrievich	10,682 rb. 20 kp.
KUKANOV, Yuri Vladimirovich	11,163 rb. 00 kp.
BARULENKOV, Vladimir Aleksandrovich	24,155 rb. 45 kp.
ODINOKIKH, Victor Vasilyevich	18,720 rb. 18 kp.
BOGDANOV, Vladimir Dmitrievich	13,636 rb. 28 коп,
NOVOSADOVA, Tamara Valeryevna	26,426 rb. 68 kp.
RASHCHEKTAYEVA, Tatyana Viktorovna	19,064 rb. 34 kp.
GAVRILOVA, Tamara Vasilyevna	21,236 rb. 74 kp.

8. Information about legal entities, in which Issuer's holding is **over 5 percent of authorized capital:**

ZAO "Titan-servis VSMPA", Belgorod
Registered on 16.10.93, under No. 440, by Ordinance of Head of Administration of Yakovlevsky Raion, Belgorod Oblast. Approved by Board of Founders on 12.10.93
Location and postal address:
7a, 60-Let Oktyabrya St., Belgorod 308600
VSMPA holding in authorized capital, 60 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: SEROV, Gennady Mikhailovich

TOO "Korporatsiya Titan-Vostok", Vladivostok
Registered on 21.12.94, under No. 1896, by Resolution of Department of enterprises registration under City Administration of Vladivostok, Approved by Resolution of Constituent Meeting of 29.08.94, Protocol No. 1
54-2, Pologaya St., Vladivostok 690600
VSMPA holding in authorized capital, 51 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: KASATKIN, Pavel Vasilyevich

AOZT "Titan-Servis", Volgograd
Registered on 15.07.94 by Administration of Krasnooktyabrsky Raion, Volgograd, under No. 7371
Approved by Constituent Meeting on 25.12. 93, Protocol No. 1
Location and postal address: 98, Gorishnogo St., Volgograd 400007
VSMPA holding in authorized capital, 60 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: KURAPOV, Valery Nikolayevich

AOZT "Sewing and knitwear factory of VSMPA, Verkhnaya Salda
Registered on 29.08.94, under No. 443, by City Administration of Verkhnaya Salda
Location and postal address: 13/1, Voronova St., Verkhnaya Salda 624600, Sverdlovsk Oblast
VSMPA holding in authorized capital, 100 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: KONOVALENKO, Stanislav Fyodorovich

AOZT Trading House "Titan", Verkhnaya Salda
Location and postal address: 61, Engelsa St., V.Salda 624600, Sverdlovsk Oblast
VSMPA holding in authorized capital, 58.85 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: ZEMLEDUKH-VOLKOVICH, Lidia Nikolayevna

AOZT "Tandem", Moscow
Registered on 28.07.94, under No. 706214, at Moscow Registration Chamber
Approved by VSMPA Board of Directors on 22.07.94, Protocol No. 1
Location and postal address: 12-3, Planernaya St., Moscow
VSMPA holding in authorized capital, 100 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: MEZENTSEV, Igor Yurievich

TOO "Tirshop", Verkhnaya Salda
Registered on 07.12.92, under No. 245, by City Administration of Verkhnaya Salda
Approved by Memorandum of Association of 12.10.92
Location and postal address: 36, Engelsa St., Verkhnaya Salda 624600, Sverdlovsk Oblast
VSMPA holding in authorized capital, 70 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: GOLOVANOVA, Tatyana Nikolayevna

AOOT "Ural", Verkhnaya Salda
Registered on 09.07.93, under No. 11-ВИ, No. 23, by City Administration of Verkhnaya Salda
Location and postal address: 1, Parkovaya St., Verkhnaya Salda 624600, Sverdlovsk Oblast
VSMPA holding in authorized capital, 51 %
Board of Directors:
Chairman of Board of Directors: V.S. Shcheporenko, members of Board of Directors: R.K. Iskhakov, D.V. Trifanov, A.I. Grishechkin, L.V. Dubskikh
No collegiate organ is provided for by charter.
Director: ISKHAKOV, Rafkat Kurbangaleyevich

Insurance company ASKO-TIRUS-MEDSEVIS, Verkhnaya Salda
Registered by Ordinance of Head of Verkhnaya Salda City Administration No. 245 of 13.05.92
Location and postal address: 105, Molodezhny poselok, Verkhnaya Salda
624600
VSMPA holding in authorized capital, 30.4 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: FEOKTISTOVA, Lidia Veniaminovna

AOZT "FETIN –S", registered on 03.08.94, under No. 04624 1-ОИ, by Administration of Oktyabrsky Raion, Ekaterinburg
Location and postal address: 5-9, Rose Luxembourg St., Ekaterinburg 620026, Sverdlovsk Oblast
VSMPA holding in authorized capital, 99.6 %
No Board of Directors and a collegiate organ are provided for by charter; Executive Director: OKS, Igor Mikhailovich

ZAO "Soyuz-VS", Verkhnaya Salda, set up by Resolution of Board of Directors of JSC VSMPA of 7.12.94
Registered on 15.12.94 by Ordinance of Deputy Head of Verkhnaya Salda City Administration
Location and postal address: 1, Parkovaya St., Verkhnaya Salda 624600, Sverdlovsk Oblast
VSMPA holding in authorized capital, 19 % (common shares); 6 % (preference shares)
Board of Directors:
Chairman of Board of Directors: V.V. Tetyukhin; members of Board of Directors: A.M. Voityakhov, O.R. Leder, A.A. Pechenkin, V.A. Levin, V.I. Vinokurov, A.I. Grishechkin, E.F. Konovalenko, N.G. Pryanichnikov
Executive Director: Voityakhov, Anatoly Mikhailovich

Insurance company SALDA-ASKO, Verkhnaya Salda
Registered by Ordinance of Head of Verkhnaya Salda City Administration No. 100 b of 26.02.92
Location and postal address: 62, Engelsa St., Verkhnaya Salda 624600, Sverdlovsk Oblast
VSMPA holding in authorized capital, 69.2 %
No Board of Directors and a collegiate organ are provided for by charter; Director General: OKS, Igor Mikhailovich

There are no other companies with the Issuer's holding over 5 %.
Nine of the above companies are subsidiaries; ZAO "Soyuz VS", Verkhnaya Salda, and insurance company ASKO-TIRUS-MEDSERVIS, Verkhnaya Salda, present the Issuer's subordinated companies.

9. From the number of entities listed under p. 8, the holding of ZAO "Soyuz VS", Verkhnaya Salda, in the Issuer's authorized capital is 54.81 %. The Executive Director of ZAO "Soyuz VS" holds 0.82 % of shares in the JSC VSMPA authorized capital. Other companies listed under p. 8 have no holding in the Issuer's authorized capital.

10. VSMPA has no branches or representative offices.

11. The Issuer has no other affiliated entities.

12. The Issuer has no participation in industrial, banking, financial groups, holdings, concerns and associations.

13. Description of Issuer's Principal Activities

VSMPA (at the time of its creation, it was not an association but a metalworking plant, and its abbreviated name, in Russian, was VSMOZ) was organized in 1933 as a non-ferrous metallurgical plant specializing in putting out rolled stock from copper-zinc and copper-nickel alloys.
In 1961, the process of titanium ingots production was introduced at the VSMPA, in a short period after, production of rolled stock from titanium alloys began. For this reason, the plant was resubordinated to the Ministry of aviation industry, and stayed in its structure till disintegration of the USSR and setting up on its basis of a joint stock company.
From the moment of its creation, the Association was regarded as a base metallurgical enterprise filling the needs of the aerospace, shipbuilding, chemical and other branches of industry. The unique combination of equipment allows producing sheets, slabs, section, tubes, rods, billets, stampings from titanium alloys, and tubes, profiles, rods, panels and stampings from aluminium alloys.
In no way can the Issuer be compared with other metallurgical enterprises, since VSMPA is a unique enterprise, found nowhere else in Russia and the CIS, putting out titanium alloys and products from such alloys. It is the world's largest manufacturer of titanium alloys and products from these alloys.
The enterprise development is planned in two directions:

- improvement of the existing production with a view to raise quality and bring down expenses per unit of output;
- creation of new production with a higher degree of metallurgical products processing.

In terms of titanium rolled stock production, which is the main activity of the Issuer, it is proposed to maintain the tendency of production volume growth of the last 2-3 years:

- in exportable products, at the expense of increased demand for rolled stock in the aircraft engineering industry;
- in products sold on the home market, at the expense of expanding the scope of titanium rolled stock application, in the first place, in thermal power engineering industry.

In terms of aluminium rolled stock production, which underwent a significant drop in production volumes in the period of conversion, a rise in production volume is anticipated at the expense of putting out construction profiles as a new item in the products range.

The main line of activities of the Company of production of titanium ingots and semi-finished products from them. At the same time, VSMPA is a multi-profile enterprise, developing different activities as listed under p. 4 of the Company Charter.

Principal activities and incomes

	1995	1996	1997
Total production, including:	100 %	100 %	100 %
Titanium production	61.5 %	68.8 %	78.5 %
Aluminium production	8.6 %	6.3 %	5.1 %
Ferrotitanium	13.4 %	6.5 %	3.5 %
Steel production	5.9 %	4.1 %	1.5 %
Non-traditional production commodities	10.6 %	14.3 %	11.4 %

Main products of VSMPA are: titanium ingots and titanium rolled stock, aluminium rolled stock, ferrotitanium, consumer goods.
Exportable commodities: titanium ingots, billets, rods, sheets, slabs, tubes, stampings from titanium alloys, ferrotitanium.
Principal supplier of raw material for titanium production: the Berezniki titanium-magnesium integrated metallurgical plant; for aluminium production: the Krasnoyarsk aluminium plant.
Export sales: 72 % of sales volume is export to the USA, Britain, Germany, France, Italy, Japan, Taiwan, Canada.. 28 % of sales volume falls on the CIS market. There are no consumers accounting for more than 10 % of income from the Issuer's export sales. A negative factor that might influence Issuer's sales might be restrictions imposed on foreign economic activities.
Patents, trademarks, licenses covering the Issuer's main lines of activities: none. **Commercial concession** contracts: none.

Policy with Regard to Current Assets
Current assets is the most mobile mart of capital of an enterprise, to which cash, production stock, liabilities of other enterprises (receivables). The Association pursues the policy of current assets build-up, which is illustrated in the table below.

	1997 Share in current assets	1996 Share in current assets
Production stock	59.6	53.2
Receivables	38.5	45.5
Cash and financial investments	1.9	1.3

Decrease in the share of receivables and increase in cash are a positive factor pointing to higher mobility of current assets, which is corroborated by increase in the share of production stock.
The size of current assets is very important in calculating the **current liquidity ratio**, which is determined as follows:

$$\frac{\text{current assets (capital)}}{\text{current liabilities (accounts payable + short-term credits)}}$$

The current liquidity ratio shows which part of current liabilities on credits and settlements will be covered by mobilizing the current assets.
Current liquidity ratio in 1996: 1.610
Ditto, in 1997: 1.421
A tendency is observed towards decrease in current liquidity ratios, i.e., short-term liabilities increase faster than current assets.

Production stock turnover is calculated as the following ratio:

$$\frac{\text{sold products cost (f2 lines 020+030+040)}}{\text{mean amount of stock (f1 lines 210+220)}}$$

Production stock turnover characterizes the turnover and the rate of stock circulation, i.e., within which period of time turnover completes a full cycle.
Turnover ratio in days is calculated with the formula:

$$\frac{\text{360 days}}{\text{index in cycles}}$$

	cycles	days
1996	2.450	147
1997	2.181	165

The summary data are presented as per the method of accounting for shipment at JSC VSMPA.
A tendency is observed towards stocks build-up and increase in stocks turnover cycle.
The principal influence on **stocks turnover ratio** was exerted by:
1. Raw materials and supplies turnover ratio:

	cycles	days	share in stocks
1996	6.962	52	43.3 %
1997	5.110	70	42.2 %

2. Shipped finished products and commodities turnover ratio

	cycles	days	share in stocks
1996	5.947	61	29.0 %
1997	7.476	48	29.3 %

3. Work in process turnover ratio

	cycles	days	share in stocks
1996	12.303	29	22.5 %
1997	9.31	39	24.1 %

The Issuer has **no seasonal activities**.
No unfavourable circumstances able to exert influence on the Issuer's activities are expected.
The principal competitors on export markets are the American titanium manufacturers Timet, RMI, Oremet.
The Issuer carries out and envisages expansion of trade activities on the markets of the USA, Britain, Germany, France, Italy, Japan, Taiwan, Canada, as well as of Russia and the CIS.

13. The Issuer is not involved in any kind of **legal proceedings** able to significantly affect the Issuer's activities. The table below carries information about sanctions imposed by the taxation bodies.

Data on sanctions imposed on the Issuer in 1995-1997

	Checked period	**Checked tax payments**	**Found tax law violations**	**Sum of imposed sanctions**	**Execution**
1	2	3	4	5	6
Oblast tax inspection, 1995	1992-93	Profit tax	Understated profit	469	469
	1993- 1st quarter of 94	VAT, special tax	Non-reported object of taxation	133	133
	1992-93	Tax law	Understated profit	158	158
TOTAL for 1995				760	760
State tax inspection in V. Salda, 1996	1994	VAT	Non-reported object of taxation	1083	1083
	1995	Special tax		157	157
TOTAL for 1996				1240	1240
City state inspection of V.Salda, 1997	from 01.01.95 to 30.09.96	Profit tax	Understated profit	1200	1200
		Property tax	Understated tax	32	32

Oblast tax police	from 01.01.97 to 30.09.97	Profit tax	Understated profit	19,257	1189
	from 01.01.95 to 30.09.96	Transport tax	Understated tax	60	60
		Tax for education system needs	Understated tax	46	46
		Employment fund payments	Understated labour remuneration fund	176	176
		Medical insurance fund tax	Understated labour remuneration fund	434	434
		Social insurance fund payments	Understated labour remuneration fund	273	273
TOTAL for 1997				21,478	2,221.1

No other significant administrative sanctions have been imposed on the enterprise.

14. The Issuer has no **significant contracts or obligations**, i.e., it has no obligations exceeding 10 % of cost of the Issuer's assets.

15. The Issuer has **no other significant information** to present, all possible data being presented herein.

B. Data on Issuer's Financial Position

1. The annual accountant's balances and reports on financial results of Issuer's activities, including reports on profit use, for three financial years preceding the date of passing the resolution on issue of securities, **the report on financial results of the Company activities for 1997** (as per Appendix 5, Standards) and the **Explanatory Note** to the latter, in view of their volume, are presented as supplements to the present Prospectus. The **Auditor's Statement** for 1997 is also supplemented.

2. The **accountant's balance**, the **report** on financial results of Issuer's activities, including the report on use of profit, the Company's **activities financial report** (as per Appendix 5, Standards), the **explanatory note for the 1st quarter of 1998** (for the last quarter preceding the date of passing the decision on securities issue), in view of their volume, are also presented as supplements to the present Prospectus. The **Auditor's Statement** for the period in question is appended.

3. Data on formation and distribution of reserve fund resources (thousand roubles)

YEAR	FORMED	DISTRIBUTED	
1994	1,039,251	1,039,251	For dividends distribution
1995	0	0	
1996	623,551	0	Not distributed as of 1.01.98

4. Data on Issuer's authorized capital:
The Company's authorized capital is 8,314,008 roubles. It is divided in 8,314,008 common shares of 1 (one) denominated rouble par value each. All shares have been placed and paid.
The founders' payments as of the moment of the Company setting-up were as follows:

- payment by the territorial Agency of the State Committee for State property Management of the Sverdlovsk Oblast: 884,986,000 roubles (in old prices);
- physical entities, shareholders of JSC Tirus: 3,272,018,000 roubles (in old prices).

There are no holders, except for the JSC "Soyuz VS, with holding in the authorized capital exceeding the limits set by the Monopolies Committee. The Issuer's shares in the amount of 54.81 % were purchased by the JSC "Soyuz VS" upon preliminary consent given by the Monopolies Committee.

5. Statement of earlier securities issues

1. Number and categories of placed shares:
- ordinary registered, certificate-free;
  number: 37,891,507 pcs;
  par value 3,891,507,000 roubles (in old prices);
  share in authorized capital: 93.6 percent.
- "B" preference registered shares, certificate-free;
  number: 265,497 pcs;
  par value 265,497,000 roubles (in old prices);
  share in authorized capital: 6.4 percent.

Form of shares issue:
  in paper form

State registration No.62-1П-189. Resolution on securities issue registered on 28.04.93. Registration organ: Financial Department of Executive Committee of Sverdlovsk Oblast Soviet of People's Deputies.
Shares were issued in the process of privatization of state property held on lease by the working body. All shares have been and paid up.
Total par value of placed shares: 4,157,004 thousand roubles (in old prices).
Total number of placed shares: 4,157,004.
One share par value: 1000 roubles (in old prices).

2. Number and categories of placed shares:
  category: common registered;
  form of issue: certificate-free;
  number: 4,157,004 pcs;
  total par value of issued shares: 4,157,004 denominated roubles;
  total par value of placed shares: 4,157,004 denominated roubles;
  total number of placed shares: 4,157,004;
  one share par value: 1 denominated rouble;
  actual cost of placement: as per par value;
  share in authorized capital: 50 %.

State Registration No. 1-02-30202- D. Resolution on securities issue registered on 06.04.98. Registration organ: Sverdlovsk Regional Department of Federal Commission for Securities Market.
Shares were issued on resolution of Director General of 19.02.98 approved by the Board of Directors of the Company on 20.02.98 to the Company shareholders in connection with reevaluation of capital assets. All shares have been and paid up.
Reports on earlier securities issues are registered by the Sverdlovsk Regional Department of the Federal Commission for Securities Market on 24.03.98 and 30.04.98.
The shareholders, owners of common shares of the Company, have the right to:
- free disposal of the shares they hold;
- be present at the general meetings of shareholders with a right to vote on all matters within the scope of its competence;
- be elected to the organs of management of the Company in the order and on the terms provided for by the law of the Russian Federation, the present Charter and other documents adopted by the Company;
- receive dividends, and in case of the Company winding-up, part of its assets, proportional to the number of shares held;
- free access to the Company's documents, except for the accounting documents and protocols of meetings of the Management Board; the necessary documents shall be made available on application not later than

10 days after such application was filed at the location of the Company's Management Board, or copies of the requested documents shall be provided against a fee which cannot exceed the cost of copying and transfer by post;

- transfer all or part of his rights to a representative (representatives) by proxy;
- members of the Company holding over 1 % of shares shall be entitled to request sending the materials distributed to shareholders in preparation to the meeting by post, on condition they cover the postal expenses;
- request from keeper of the register of shareholders to confirm his right to shares by providing an extract from the register;
- request in the order established by the law "On joint stock companies" repurchase by the Company of all or part of the shares held by him;
- exercise other rights provided for by the laws of the Russian Federation, the present Charter, and the resolutions of the general meeting of shareholders.

Dividends were distributed only once, in 1994, in the amount of 30 % of the shares par value; no more payments of dividends have been made after.

Sales of securities of the Issuer took place **on the Russian market** only. In the last two years (between 1.01.96 to 31.12.97), the lowest price was $US2.5, or 14,190 roubles (in old money), the highest price was $US96, or 563,328 roubles (in old money).

C. Information on Placed Securities

The Company issues shares on the following terms:

Category of securities: common registered shares.
Form of securities issue: certificate-free.
Registration of rights to the Issuer's securities is carried out by a special registry who keeps the register of holders of the Issuer's registered securities. For information about the registry, see below.
Total worth of issue: 3,492,000 denominated roubles.
Number of placed shares: 3,492,000.
One share par value: 1 (one) rouble in terms of new money.
In compliance with the Company Charter, each common share gives its holder an equal scope of rights.
The shareholders, owners of common shares of the Company, have the right to:

- free disposal of the shares they hold;
- be present at the general meetings of shareholders with a right to vote on all matters within the scope of its competence;
- be elected to the organs of management of the Company in the order and on the terms provided for by the law of the Russian Federation, the present Charter and other documents adopted by the Company;
- receive dividends, and in case of the Company winding-up, part of its assets, proportional to the number of shares held;
- free access to the Company's documents, except for the accounting documents and protocols of meetings of the Management Board; the necessary documents shall be made available on application not later than 10 days after such application was filed at the location of the Company's Management Board, or copies of the requested documents shall be provided against a fee which cannot exceed the cost of their making and transfer by post;
- transfer all or part of his rights to a representative (representatives) by proxy;
- members of the Company holding over 1 % of shares shall be entitled to request sending the materials distributed to shareholders in preparation to the meeting by post, on condition they cover the postal expenses;
- request from keeper of the register of shareholders to confirm his right to shares by providing an extract from the register;
- request in the order established by the law "On joint stock companies" repurchase by the Company of all or part of the shares held by him;
- exercise other rights provided for by the laws of the Russian Federation, the present Charter, and the resolutions of the general meeting of shareholders.

Date of Resolution on securities placement: 22.05.98. The Resolution on securities placement was passed by the Board of Directors of the Company.
Date of approval of Resolution on securities issue: 22.05.98. The Resolution on issue of common registered shares was approved by the Board of Directors of the Company.
Any persons may purchase shares of this issue.
According to the Issuer's Charter, no restrictions shall be imposed on purchase of its shares.
The register of rights to the Issuer's securities is kept by a licensed registry (license No. 01059 of 20.06.96 issued on 21.09.98 by Federal Commission for Securities Market, license form series 03, No 000029), which is the close joint stock company "Vedeniye reestrov kompanii" (Keeping registers of companies), with a legal address at: 28, Lenina St., Ekaterinburg 620219, tel. 3432-56-80-22.
Order of securities placement:

a. the date of beginning of securities placement shall be the seventeenth (working) day after the date of state registration of the shares issue; the date of termination of securities placement shall be 7 July, 1998, or, in case of all shares being placed before this time, the date of subscription termination shall be the date of placement of the last share of the issue;
b. subscription shall be open;
c. the price of a share shall be determined on the basis of nine common registered shares of the Issuer being equal to two common registered shares of the joint stock company "Avisma", Berezniki, Russia;
d. shares shall be paid up directly at signing of the contract of sale of Issuer's common registered shares by handing over to the Issuer's representative authorized to sign contracts of sale of a deed of transfer of shares of the JSC "Avisma". Signing of the contracts of sale shall take place at the location of the Issuer.

One share par value is 1 (one) rouble in terms of new money.
Capital surplus: tentatively, about $US 30 million.
Underwriters: none.
The order of distribution of dividends on common shares is in compliance with the order stated in the laws of the Russian Federation: a decision on payment of interim dividends, subject to availability of funds, is taken by the Board of Directors of the Issuer, a decision of final annual distribution of dividends is passed by resolution of the general meeting of shareholders which cannot set an amount payable on share larger than that recommended by the Board of Directors. Paying out of dividends is carried out on the account to be indicated by the shareholder..
The order of incomes taxation as per the law in force: for physical persons, at the respective rates depending on the amount of annual income; for legal entities: 15 % of the sum of income. Deductions are made by the Issuer as a source of income payment.

D. Additional Information

No restrictions are imposed on securities circulation.
The order of transfer of the right to shares on the secondary market is in compliance with the law in force, i.e. the operation of right transfer takes place at registration of a respective transaction with a registration organ, in particular, with the register keeper.
The following factors may put securities owners at risk:

- political: bans on foreign economic activity;
- economical: abrupt rise in prices of energy resources; abrupt increase in the rates of the Tsentrobank for credits; financial system crisis in the country;
- social: being the only enterprise in the city, the Issuer is compelled to maintain the working places in the number greater than necessitated by production; otherwise mass resentment and difficulties in the Issuer's work may ensue;
- ecological: from the point of view of environmental safety, the Issuer's production is not a factor of risk by itself. However, its closeness to the Beloyarskaya nuclear power station may, in case of accident, tell on the Issuer's activities;

- technical: discontinuation of electric power supply.

There is no other additional information, or any other specific factors or conditions that may influence the position of security holders.

Shares Issue Prospectus compiled by:
Issuer's Director for Economy and Finance
V.P. YACHMENEV
(Signature)
Head of Legal Advisers department
E.A. FABRITSKAYA
(Signature)
(Seal)

Appendix No. 1 to Issue Prospectus

Confidential

COMPANY BALANCE SHEET
(Consolidated)

			Codes
		Form 1 as per OKUD	710001
as of 1 January, 1996		Date (year, month, day)	
Company, organization	AOOT "VSMPA"	as per OKUPO	7510017
Branch of industry (type of activity)	Metallurgical production	as per OKONKh	12130
Business organization form	Joint stock company	as per KOPF	16
State property management organ		as per OKPO	
Unit of measurement: thousand roubles		as per SOEI	
	Checking sum		

Address: V.Salda, Sverdlovsk Oblast

Date sent	
Date received	
Submission deadline	

Director of Auditing Firm

"Analitik Express" Yu.G. Gritsun

(Signature)
(Seal)

ASSETS		line code	as of beginning of year	as of end of year
I. FIXED AND OTHER NON-CIRCULATING ASSETS				
Intangible assets: initial cost*	(04)	10	7435	107,491
wear*	(05)	11	2800	250,35
residual cost		12	4635	82,456
Fixed assets: initial cost *		20	16,393,754	159,237,390
wear *	(02)	21	85,652,045	839,778,093
residual cost		22	78,285,501	752,595,813
Equipment awaiting installation	(07)	30	6,945,420	4,360,879
Unaccomplished capital investments (08,61)		40	11,830,891	88,370,969
Long-term financial investments	(06)	50	6,457,719	8,110,816
Settlements with founders	(75)	60	---	0
Other non-circulating assets		70	1,050,734	764,194
TOTAL in section I		80	91,562,243	854,285,127
II. RESERVES AND EXPENSES				
Production stores (10,15,16)		100	41,113,874	106223831
Animals in breeding and fattening	(11)	110	460,221	1,436,256
Low-value and fast-wearing items				
initial cost * (12,16)		120	5,722,722	28,066,720
wear *	(13)	121	3,026,120	20,461,588
residual cost		122	2,696,602	7,605,132
Material in process (20,21,23,29,30,36,44)		130	23,653,237	63,321,726
Deferred expenses	(31)	140	280,957	156,482
Finished products	(40)	150	15,285,688	76,909,398
Commodities	(41)	162	898,284	2,736,977
VAT on purchased resources	(19)	175	5,159,156	7,399,095
Other reserves and expenses	(43)	176	---	9,333,986
TOTAL in section II		180	89,548,019	275,122,883
III. CASH RESOURCES, SETTLEMENTS AND OTHER ASSETS				
Shipped commodities	(45)	199	53,724,801	144,754,361
Settlements with debtors for commodities, works, services		200	735,525	4,631,225
by accepted bills of exchange	(62)	210	---	0
with subsidiaries	(78)	220	---	0
with budget	(68)	230	115,459	1,929,089
with personnel for other operations	(73)	240	3716	15,650
with other debtors		250	12,392,239	23,435,818
Advances to suppliers and contractors	(61)	260	37,624,969	37,254,104

		line code	as of beginning of year	as of end of year
Short-term financial investments	(58)	270	1,340,000	0
Monetary resources: cash	(50)	280	62,595	39,321
settlement account	(51)	290	1,586,451	137,470
foreign currency account	(52)	300	1,677,443	2,356,849
other cash resources		310	2,175,412	4,153,363
Other circulating assets	(84)	320	519,865	1,060,693
TOTAL in section III		330	11,195,847	219,767,943

Losses: previous years	(88)	340	466,010	0
accounting year		350	0	0
BALANCE (080,180,330,340,350)		360	11,175,949	134,917,595

LIABILITIES		line code	as of beginning of year	as of end of year
I. SOURCES OF INTERNAL FUNDS				
Authorized capital	(85)	400	4,157,004	4,157,004
Added capital	(87)	401	63,464,986	648,769,263
Reserve capital	(86)	402		0
Accumulation funds	(88)	420		0
Social fund	(88)	425	33,656,082	337,996,439
Targeted financing and receipts	(96)	430	604,090	540,030
Lease liabilities	(97)	440		0
Undistributed profit for previous years	(88)	460	91,699	0
Profit: accounting year *	(80)	470		268,520,602
expended *	(81)	471		268,520,602
undistributed profit accounting year		472		0
TOTAL in section I		480	97,606,348	991,462,736

II.SETTLEMENTS AND OTHER LIABILITIES

Long-term bank credits	(92)	500	6,904,000	20,166,000
Other long-term loans	(95)	510	0	5,400,000
Short-term bank credits	(90)	600	3,461,258	32,004,567
Bank credits for workers	(93)	610	4326	18,353
Other short-term loans	(94)	620	0	0
Settlements with creditors: for works, commodities,	(60)	630	27,966,022	111,220,487
for issued bills of exchange	(60)	640	0	1,050,000
labour remuneration	(70)	650	424,446	1,239,457
social insurance and security.	(69)	660	2,114,679	20,828,547
property and personal insurance	(65)	670	11,333	164,515
with subsidiary (subordinated) enterprises	(78)	680	0	0
non-budgetary payments	(67)	690	63,324	8,934,610
with budget	(68)	700	55,615,232	118,251,403
with other creditors		710	8,143,186	20,037,907
Advance payments from buyers and customers	(64)	720	12,835,183	18,308,091
Settlements with founders	(75)	725	0	0

Deferred incomes	(83)	730	23,983,409	89,280
Consumption funds	(88)	735	24	0
Reserves for upcoming expenses and payments	(89)	740	0	0
Reserves for doubtful debts	(82)	750	5038	0
Other short-term liabilities		760	0	0
TOTAL in section II		770	14,153,146	357,713,217
BALANCE (total of lines 480 and 770)		780	11,175,949	134,917,595

* Data in these lines are not included in currency of balance

Head (signature) Chief Accountant (signature)

(Seal of VSMPA)
(Seal of Analitik Express)

Appendix No. 2 to Issue Prospectus

Confidential

REPORT
on Financial Results and Their Use
(consolidated)

			CODES
		Form 2 as per OKUD	710002
from 1 January, 1995, to 1 January, 1996			
		Date(year, month, day)	
Organization	AOOT VSMPA	as per OKPO	07510017
Branch of industry (type of activity)	Metallurgical production	as per OKONKh	12130
Business organization form	Joint stock company	as per KOPF	16
State property management organ		as per OKPO	
Unit of measurement: thousand roubles		as per SOEI	0372
		Checking sum	

(Signature)
(Seal of Analitik Express)

I. FINANCIAL RESULTS

Indicator	Line code	Profit	Loss (expenses)
Revenues (gross income) from sale of works, products, services	10	711,002,833	X
Value added tax and special tax	15	X	87,192,177
Excise tax	20	X	50,658
Customs export dues	30	X	1,140,634
Manufacturing costs of sold products, works, services	40	X	375,001,833
Results of sales of products, works, services	50	247,617,531	0
Result of other sales	60	12,063,728	0
Non-sale operations: incomes and expenses	70	55,459,972	46,620,629
including:			
securities and share in joint enterprises	71	619,744	X
differences in exchange rates in foreign currency	72	25,271,500	6,493,333
transactions	73	0	0
Total profits and losses	80	315,141,231	46,620,629
Balance profit or loss	90	268,520,602	0

2. USE OF PROFIT

Indicator	Line code	As of end of accounting period
Payments to budget	200	85,776,189
Deductions to reserve capital and funds	210	0
Deflection to: accumulation funds	220	35,285,278
consumption funds	230	93,857,138
charity	250	104,090
other allocations	260	53,497,907

Head (Signature) Chief Accountant

(Signature)

(Seal of VSMPA)

(Signature)
(Seal of Analitik Express)

Appendix No. 3 to Issue Prospectus

Confidential

Supplement 1
To Order of Ministry of Finance of Russian Federation of 12 November, 1996, No. 97, Approved by Ministry of Finance of Russian Federation for accounting report for 1996

BALANCE SHEET
(Consolidated for shipment)

			Codes
		Form 1 as per OKUD	0710001
as of 1 January, 1997		Date (year, month, day)	
Organization	AOOT "VSMPA"	as per OKPO	7510017
Branch of industry (type of activity)	Metallurgical production	as per OKONKh	12130
Business organization form	Joint stock company	as per KOPF	16
State property management organ		as per OKPO	

Unit of measurement:	thousand roubles	as per SOEI	372
	Checking sum		
Address:	V.Salda, Sverdlovsk Oblast		
	Date sent		
	Date received		
	Submission deadline		

ASSETS	Line code	As of beginning of year	As of end of year
I. NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110	82,456	207,601
including:			
organization expenses	111	0	0
patents, licenses, trademarks, other rights and assets similar to above	112	82,456	207,601
Fixed assets (01,02,03)	120	15,857,544	14,939,654
Including:			
land and natural objects	121	0	0
buildings, machines, equipment and other fixed assets	122	15,857,544	14,939,654
Construction in progress (07,08,61)	130	92,731,848	20,385,295
Long-term financial investments (06,82)	140	8,110,816	8,008,694
including:			
investments to subsidiary companies	141	2,618,250	2,307,746
investments to subordinated companies	142	0	0
investments to other organizations	143	0	0
loans to organizations for terms over 12 months	144	460	0
other long-term financial investments	145	5,492,106	5,700,948
Other non-circulating assets	150	764,194	706,052
TOTAL in section I	190	16,874,437	17,067,407
II. CIRCULATING ASSETS			
Stores	210	41,247,814	40,928,305
including:			
raw materials, supplies and other similar valuables (10,15,16)	211	10,622,383	17,069,799
animals in breeding and fattening(11)	212	1,436,256	2,158,653
low-value and fast-wearing items (12,13)	213	7,605,132	19,458,057
expenses on construction in progress (expenses of circulation) (20,21,23,29,30,36,44)	214	72,655,712	94,788,205
finished products and commodities for release (40,41)	215	79,646,375	82,304,028
shipped commodities (45)	216	14,475,436	39,661,419
deferred expenses (31)	217	156,482	214,700
other stores and expenses	218		

Value added tax on purchased assets (19)	220		7,399,095	11,561,935
Receivables (payments on which are expected in more than 12 months after accounting date)	230		0	0
including:				
buyers and customers (62,76)	231		0	0
bills for payment (62)	232		0	0
indebtedness of subsidiary and subordinated companies (78)	233		0	0
advances granted (61)	234		0	0
other accounts receivable	235		0	0
Receivables (payments on which are expected within 12 months after accounting date)	240		68,326,579	36,030,245
including:				
buyers and customers (62,76)	241		4,631,225	31,732,694
bills for payment (62)	242		0	0
debts of subsidiary and subordinated companies (78)	243		0	0
arrears of members (founders) payments to authorized capital (75)	244		0	0
advances granted (61)	245		37,254,104	37,085,755
other accounts receivable	246		26,441,250	5,889,759
Short-term financial investments	250		247,901	272,750

ASSETS	Line code	As of beginning of year	As of end of year
including:			
investments in subordinated companies	251	0	0
own shares redeemed from shareholders	252	247,901	0
other short-term financial investments	253	0	272,750
Cash resources	260	6,439,102	9,657,311
including:			
cash (50)	261	39,321	77,168
settlement accounts (51)	262	137,470	346,366
foreign currency accounts (52)	263	2,356,849	120,440
other cash resources (55,56,57)	264	3,905,462	9,113,337
Other circulating assets	270	0	0
TOTAL in section II	290	49.489.082	79.107.750

III. LOSSES

Uncovered losses of previous years	310	0	0

(88) Losses of accounting year	320	0	0
TOTAL in section III.	390	0	0
BALANCE (total of lines 190+290+390)	399	21,823,345	24,978,182

Liabilities	Line code	As of beginning of year	As of end of year
IV.CAPITAL and RESERVES			
Authorized capital (85)	410	4,157,004	4,157,004
Added capital (87)	420	16,289,947	18,069,830
Reserve capital (86)	430	0	623,551
including:			
reserve funds formed in compliance with the law	431	0	623,551
reserve funds formed in compliance with constituent documents	432	0	0
Accumulation funds (88)	440	0	0
Social fund (88)	450	19,092,951	15,075,199
Targeted financing and receipts (96)	460	540,030	37,904
Undistributed profit of previous years (88)	470	0	0
Undistributed profit of accounting	480	0	0
TOTAL in section IV	490	18.246.213	19.625.535
V. LONG-TERM LIABILITIES			
Borrowed funds (92,95)	510	25,566,000	37,475,254
including:			
funds redeemable within 12 months after accounting date	511	20,166,000	32,075,254
other loans redeemable in more than 12 months after accounting date	512	0	0
Other long-term liabilities	520	0	0
TOTAL in section V	590	25.566.000	37.475.254
VI.SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610	32,004,567	40,772,919
including:			
bank credits repayable within 12 months after accounting date	611	12,384,000	31,342,344
other loans repayable within 12 months after accounting date	612	0	0
Accounts payable	620	30,005,337	45,055,694
including:			
suppliers and contractors (60,76)	621	11,122,048	18,524,470
bills payable (60)	622	1,050,000	800,000
indebtedness to subsidiary and subordinated companies (78)	623	0	0
labour remuneration (70)	624	1,239,457	695,833
social insurance and social security	625	20,828,547	34,261,678

(69)			
indebtedness to budget (68)	626	11,825,140	12,773,908
advances received (64)	627	18,308,091	18164266
other payables	628	29,155,385	83,651,375
Settlements on dividends (75)	630	0	0
Deferred incomes (83)	640	89,280	380,641
Consumption funds(88)	650	0	0
Deferred expenses and payment reserves (89)	660	0	6,079,000
Other short-term liabilities	670	0	0
TOTAL in section VI	690	33.214.721	49.778.950
BALANCE (total of lines 490+590+690)	699	21,823,345	24,978,182

Head (Signature)

Chief Accountant (Signature)

(Seal of VSMPA)

(Signature)

(Seal of Analitik Express)

Appendix No. 4 to Issue Prospectus

Confidential

Approved by Ministry of Finance of Russian Federation for

accounting report for 1996

REPORT ON FINANCIAL RESULTS
(Consolidated)

			Codes
		Form 2 as per OKUD	0710002
from 1 January, 1996, to 1 January, 1997		Date (year, month, day)	
Organization	AOOT "VSMPA"	as per OKPO	7510017
Branch of industry (type of activity)	Metallurgical production	as per OKONKh	12130
Business organization form	Joint stock company	as per KOPF	16
State property management organ		as per OKPO	
Unit of measurement:	thousand roubles	as per SOEI	
	Checking sum		

Indicators	Line code	For accounting period	For similar period of last year
Income (net) from sale of commodities, products, works, services (minus VAT, excise tax and similar compulsory payments)	10	1,285,016,585	
Cost of sales of commodities, products, works	20	951,858,362	
Commercial expenses	30	78,136,345	
Organization expenses	40	0	
Profit (loss) from sales (lines (10-20-30-40)	50	255,021,878	
Interest receivable	60	0	
Interest payable	70	0	
Incomes from membership in other organizations	80	140,397	

Other operating incomes	90	17,481,614	
Other operating expenses	100	8,019,787	
Profit (loss) from financial-economic activity (lines (50+60-70+80+90-100))	110	264,624,102	
Other non-sales incomes	120	44,360,842	
Other non-sales expenses	130	52,644,384	
Profit (loss) for accounting period (lines (110+120-130))	140	256,340,560	
Profit tax	150	43,741,580	
Distracted funds	160	212,598,980	
Undistributed profit (loss) for accounting period (lines (140-150-160))	170	0	

Note: Due to incomparability of figures for the preceding period
(differences in the accounting policy), column 4 has been left unfilled.

Head (Signature) Chief Accountant
(Seal of (Signature)
VSMPA)
(Signature)

(Seal of Analitik Express)

Appendix No. 5 to Issue Prospectus

Approved
By Ministry of Finance of Russian Federation
for annual accounting report for 1996

BALANCE SHEET

(Consolidated for shipment)

		Codes
	Form 1 as per OKUD	0710001
as of 1 January, 1998	Date (year, month, day)	
Organization AOOT VSMPA	as per OKPO	7510017
Branch of industry (type of activity) Metallurgical production	as per OKONKh	12130
Business organization form Joint stock company	as per KOPF	16
State property management organ	as per OKPO	
Unit of measurement: thousand roubles	as per SOEI	372
Checking sum		

Address V.Salda, Sverdlovsk Oblast

Date sent

Date received

Submission deadline

ASSETS	Line code	As of beginning of year	As of end of year
I. NON-CIRCULATING ASSETS			
Intangible assets(04,05)	110	207,601	540,281
including:			
organization expenses	111	0	0
patents, licenses, trademarks, other rights and assets similar to the above	112	207,601	540,281
Fixed assets(01,02,03)	120	1,493,965,445	1,567,774,115
including:			
land and natural objects	121	0	0
buildings, structures, machines and equipment	122	1,493,965,445	1,567,774,115
Construction in progress (07,08,61)	130	203,852,957	166,033,627
Long-term financial investments (06,82)	140	8,008,694	9,626,786
including:			
investments in subsidiary companies	141	2,307,746	2,102,027
investments in subordinated companies	142	0	0
investments in other organizations	143	0	0
loans granted to organizations for a term over 12 months	144	0	0
other long-term financial investments	145	5,700,948	7,524,759
Other non-circulating assets	150	706,052	399,140
TOTAL in section I	190	1,706,740,749	1,744,373,949
II. CIRCULATING ASSETS			
Stores	210	409,283,057	587,356,139
including:			
raw materials, supplies and other similar valuables (10,15,16)	211	170,697,995	242,069,605
animals in breeding and fattening(11)	212	2,158,653	3,302,943
low-value and other fast-wearing items (12,13,16)	213	19,458,057	22,470,352
expenses on production in process (expenses on circulation) (20,21,23,29,30,36,44)	214	94,788,205	143,901,557
finished products and commodities for resale (40,41)	215	82,304,028	94,746,593
shipped commodities (45)	216	39,661,419	80,517,528
deferred expenses (31)	217	214,700	347,561
other stores and expenses	218	0	0
Value-added tax on purchased assets (19)	220	11,561,935	10,501,575
Receivables (payments on which are expected in more than 12 months after accounting date)	230	0	0
including:			
buyers and customers (62,76,82)	231	0	0
bills for payment(62)	232	0	0
debts of subsidiary and subordinated companies (78)	233	0	0
advances granted (61)	234	0	0
other debtors	235	0	0

Receivables (payments on which are expected within 12 months after accounting date)	240	360,302,456	385,918,920
including:			
buyers and customers (62,76,82)	241	317,326,942	299,752,821
bills for payment(62)	242	0	57,500,000
Debts of subsidiary and subordinated companies (78)	243	0	0
arrears in payments by members (founders) to authorized capital (75)	244	0	0
advances granted (61)	245	37,085,755	19,925,290
other debtors	246	5,889,759	8,740,809
Short-term financial investments(56,58,82)	250	272,750	394,050

ASSETS	Line code	As of beginning of year	As of end of year
including:			
investments in subordinated companies	251	0	0
own shares redeemed from shareholders	252	0	0
other short-term financial investments	253	272,750	394,050
Cash resources	260	9,657,311	18,806,901
including:			
cash (50)	261	77,168	20,589
settlement accounts (51)	262	346,366	3,110,142
foreign currency accounts (52)	263	120,440	7,467,657
Other cash resources (55,56,57)	264	9,113,337	8,208,513
Other circulating assets	270	0	0
TOTAL in section II	290	791,077,509	1,002,977,585
III.LOSSES			
Uncovered losses for previous years (88)	310	0	0
Uncovered loss for accounting year	320	0	0
TOTAL in section III.	390	0	0
BALANCE(total of lines 190+290+390)	399	2,497,818,258	2,747,351,534

Liabilities	Line code	As of beginning of year	As of end of year
IV.CAPITAL and RESERVES			
Authorized capital (85)	410	4,157,004	4,157,004
Added capital(87)	420	1,806,983,052	1,764,793,014
Reserve capital(86)	430	623,551	623,551
including:			
Reserve funds formed incompliance with law	431	623,551	623,551
Reserve funds formed in compliance with			

constituent documents	432	0	0
Accumulation funds(88)	440	0	0
Social fund(88)	450	150,751,992	149,376,038
Targeted financing and receipts(96)	460	37,904	42,941
Undistributed profit for previous years(88)	470	0	82,298,393
Undistributed profit for accounting year	480	0	0
TOTAL in section IV	490	1,962,553,503	2,001,290,941
V.LONG-TERM LIABILITIES			
Borrowed funds (92,95)	510	37,475,254	32,278,014
including:			
funds redeemable within			
12 months after accounting date	511	32,075,254	9,650,000
other loans redeemable in more than			
12 months after accounting date	512	0	22,628,014
Other long-term liabilities	520	0	0
TOTAL in section V	590	37,475,254	32,278,014
VI. SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610	40,772,919	67,595,098
including:			
bank credits	611	31,342,344	67,595,098
other loans	612	0	0
Accounts payable	620	450,556,941	638,088,641
including:			
suppliers and contractors (60,76)	621	185,244,705	251,560,583
bills for payment (60)	622	800,000	11,695,000
indebtedness to subsidiary and subordinated companies (78)	623	0	0
labour remuneration (70)	624	695,833	260,790
social insurance and security (69)	625	34,261,678	34,196,231
indebtedness to budget (68)	626	127,739,084	113,071,740
advances received (64)	627	18,164,266	67,151,862
other payables	628	83,651,375	160,152,435
Settlements on dividends (75)	630	0	0
Deferred incomes (83)	640	380,641	0
Consumption funds (88)	650	0	100,000
Reserves for upcoming expenses and payments (89)	660	6,079,000	7,998,840
Other short-term liabilities	670	0	0
TOTAL in section VI	690	497,789,501	716,782,579
BALANCE (total of lines 490+590+690)	699	2,497,818,258	2,747,351,534

Head (Signature) (Signature)
(Seal of Analitik Express)

Chief Accountant (Signature) (Seal of VSMPA)

Appendix No. 6 to Issue Prospectus

Confidential
Approved by Ministry of Finance of Russian Federation for accounting report for 1996

PROFIT AND LOSS REPORT
(Consolidated)

			Codes
		Form 2 as per OKUD	0710002
from 1 January, 1997, to 1 January, 1998 (year, month, day)		Date	
Organization	AOOT VSMPA	as per OKPO	7510017
Branch of industry (type of activity) Metallurgical production		as per OKONKh	12130
Business organization form	Joint stock company	as per KOPF	16
State property management organ		as per OKPO	
Unit of measurement:	thousand roubles	as per SOEI	
	Checking sum		

Indicators	Line code	For accounting Period	For similar period of last year
Income (net) from sale of commodities, products, works, services (minus VAT, excise tax and similar compulsory payments)	10	1,353,883,003	1,285,016,585
Cost of sales of commodities, products, works	20	997,059,911	951,858,362
Commercial expenses	30	30,187,304	78,136,345
Organization expenses	40	83,802,118	0
Profit (loss) from sales (lines (10-20-30-40)	50	242,833,670	255,021,878
Interest receivable	60	0	0
Interest payable	70	0	0
Incomes from membership in other organizations	80	1,528,099	140,397
Other operating incomes	90	750,179,374	17,481,614
Other operating expenses	100	740,339,271	8,019,787
Profit (loss) from financial-economic activity (lines (50+60-70+80+90-100))	110	254,201,872	264,624,102
Other non-sales incomes	120	73,922,694	44,360,842
Other non-sale expenses	130	72,853,417	52,644,384
Profit (loss) for accounting period (lines (110+120-130))	140	255,271,149	256,340,560
Profit tax	150	103,397,464	43,741,580
Distracted funds	160	69,575,292	212,598,980
Undistributed profit (loss) for accounting period (lines (140-150-160))	170	82,298,393	0

Head (Signature) Chief Accountant
(Signature)
(Seal of VSMPA) (Signature) (Seal of Analitik Express)

Appendix No. 7 to Issue Prospectus

Report on financial results of Company operation for 1997

(according to Appendix 5 of Standards) is presented in the following Table:

Ord.No.	Indicator	Line	sum
1.	Profit (loss) for accounting period	10	339,073,267
2.	Management expenses	20	83,802,118
3.	Company expenses financed from profit left at the Company's disposal, consumption funds and social sphere	30	0
4.	Profit tax	40	103,397,464
5.	Payments to budget from profit	50	69,575,292
6.	Net profit	60	82,298,393

Director for Economy and Finance V.P.YACHMENEV
(Signature)
Chief Accountant T.V.NOVOSADOVA
(Signature)
(Seal of VSMPA)

(Signature)
(Seal of Analitik Express)

Appendix No. 8 to Issue Prospectus

CLOSE JOINT STOCK COMPANY
"ANALITIK EXPRESS"

Auditor's Statement

In compliance with Contract No. C-211 of 20 April, 1997, signed between the auditing firm "Analitik Express" and the Institute of Economic Problems of Transition Period, an au audit of the appended annual accounting reports of the Open Joint Stock Company "Verkhnaya Salda Metallurgical Production Association" (VSMPA) for 1997 was carried out. The VSMPA executive organ was in charge of preparing the accounting reports.

Information about the auditing firm:
State Registration Certificate of ZAO "Analitik Express" No. 539688. INN 7732017012.
3, Gazetnyi pereulok, bl. 2, Moscow 103918, settlement account No. 40702810310200000309 at AB «MBS Orgbank», corr. account No. 30101810700000000598, BIK 044583598, Moscow.
Licenses Nos 005197, 009442, 013659 issued by the Ministry of Finance of the Russian Federation on 4 March, 1996, 13 March, 1997, and 8 April, 1998, respectively, for conducting general audit.
The following workers of ZAO "Analitik Express" took part in the audit: Yuri Gavrilovich Gritsum, Director; Alexander Andreyevich Postelnikov, auditor, auditor's qualification certificate No. 015749, issued on 31 October, 1996, by MF RF; Mikhail Yurievich Yegorov, auditor's qualification certificate No. 02342, issued on 14 October, 1995, by MF RF; auditor Alexander Ivanovich Yepifanov; auditor Julia Aleksandrovna Isaeva.

We carried out the audit in accordance with the Decree of the President of the Russian Federation No. 2263 of 22 December, 1993. The audit was so planned and conducted as to show with confidence that accounting reports carry no significant misrepresentations. The examination included sampling audit with a view to verify the numerical data and the comments contained in the reports. We believe that the audit carried out gives sufficient reasons for giving a positive judgement on the auditor's statement.

In our opinion, **the accounting reports appended to the present statement are recognized as trustworthy, i.e. as being duly prepared with a view to show in all significant aspects the assets and liabilities of the JSC "Verkhnaya Salda Metallurgical Production Association" as of 1 January, 1998, and the financial results of the Company operation for 1997,** proceeding from the Regulations for accounting and reporting in the Russian Federation approved by the Order of the Ministry of Finance of the Russian Federation No. 170 of 26.12.94 (with amendments and additions).

Director of auditing firm
"Analitik Express"
15 May, 1998

Yu.G.Gritsun

(Signature)
(Seal of Analitik Express)

Appendix No. 9 to Issue Prospectus

EXPLANATORY NOTE TO BALANCE SHEET for 1997

1. General Information

1. Audit of financial and economic activity and reporting for 1997 was carried out by the firm "Analitik Express". Information about the auditing firm:
State Registration Certificate of AOZT "Analitik Express" No. 539688 INN 7732017012. Address: 3, Gazetnyi pereulok, bl. 2, Moscow 103918, Settlement account No. 40702810310200000309 at AB "MBS Orgbank", correspondent account No. 30101810700000000598 BIK 044583598, Moscow.

2. For each reporting year, an accounting policy was adopted at the VSMPA, proceeding from commonly adopted rules of accounting organizing, and establishing the conditions of economic activity, based on the requirements of the Regulations for accounting 1/94.

a. For the purpose of evaluating financial results, accounting of sales of products, works and services is performed as of the moment of their shipment; for the purpose of taxation, accounting of is performed as of the moment payments are made.
b. For the purpose of evaluating the actual cost of inventories at their write-off, the stock-in-trade is evaluated at accounting prices, using accounts 10 and 16.
   Inventories write-off for production is carried out at accounting prices plus variations, the value of variations being calculated with regard to the amount of consumed materials.
c. Order of management expenses write-off:
   General production costs are passed at the end of the accounting period to the debit of account 20 "Manufacture costing" and 23 "Plant services costing" with subsequent distribution between the objects of cost accounting in proportion to direct costs.
   General process costs were divided to conventionally-recurring costs. At the end of each accounting period, conventionally-recurring costs were completely written off to the results of products sale for the given period.
   The sum of commercial costs is passed from account 43 "Commercial costs" to the debit of account 46 "Sale of products (works, services)".
d. Depreciation process:
   - capital assets:
     depreciation deductions were made in compliance with the "Regulations for depreciation deductions from capital assets in the national economy" based on "Single rates of depreciation deductions from capital assets in the national economy";
   - low-value and fast-wearing items: at their transfer from store to operation, depreciation is counted at 100 % of the original cost of the transferred items.
     Division instruments of labour to permanent and low-value was made by the lower limit of cost of capital assets determined in a centralized manner.
e. Order of funds creation:
   In compliance with the standards approved by the enterprise leadership, the following funds are established
   1) bonuses for long service;
   2) reserve for holiday allowances;
   3) reserve for capital assets repairs.

   In compliance with the Regulations for open joint stock companies, a reserve fund was established.
   Also, a, accumulation and consumption fund is being built up.
f. Other important elements of accounting policy:
   Since 1997, accounting for finished production output was introduced with the use of account 37, at standard cost.

3. The consolidated accounting report of VSMPA for 1996 was not made in view of significant differences in the accounting policies of subsidiary enterprises and their negligible share in the total amount of income of the Association.

2. Additional Financial Information

1. Fixed assets. Information about the original cost (replacement value) pf capital assets and the value of depreciation for 1995 are given in the accounting balance attached to the Issue Prospectus. The same information for 1996 -97 is given in the tables below.
The cost of capital assets as of 01.01.97 is given in the following table:

in million roubles

Name	Balance cost	Depreciation
Buildings	1,242,250	400,208
Structures	284,215	144,002
Transfer feed mechanisms	238,843	179,414
Machines and equipment	1,636,610	1,298,926
Transport	82,677	25,736
Instruments, production tools and implements	5453	3783
Other types of capital assets	165,014	72,837
TOTAL:	3,655,062	2,124,906

The results of capital assets revaluation carried out in compliance with **the rates of the State Committee for Statistics of the Russian Federation** are shown in the table below:

in million roubles

Name	As of 01.01.95				As of 01.01.96				As of 01.01.97			
	Before revaluation		After revaluation		Before revaluation		After revaluation		Before revaluation		After revaluation	
	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost
Total:	427,145	156,878	1,639,375	782,804	1592,374	771,463	4,450,661	2,271,542	2,697,574	856,376	2,730,849	669,964
including principal type of activity	396,656	137,782	1,221,278	451,513	1,294,267	544,827	3,407,779	1,462,127	2,604,439	816,971	2,642,126	633,498
Non-production group of capital assets	30,489	19,096	418,097	331,291	298,107	226,636	1,042,882	809,415	93,135	39,405	88,723	36,466

In view of the big volume, **the record of capital assets** is given in Appendix 1 to the Explanatory Note for the 1st quarter of 1998. Since differences in the data as of 1.01.98 and of 1.04.98 are insignificant, this information was not appended to the present Explanatory Note because of its big volume.
In view of the big volume, **the complete list and cost of the Issuer's real property** is given in full in Appendix 2 to the Explanatory Note for the 1st quarter of 1998 (the last quarter before taking the decision on securities issue). Since differences in the data as of 1.01.98 and of 1.04.98 are insignificant, this information was not appended to the Present Explanatory Note because of its big volume.
Information on **land use** – Appendix 1 to the present Explanatory Note.
Information on **construction in progress** is given in Appendix 2, information on real property **revaluation** for three years is found in Appendices 3 to 5 to the present Explanatory Note.
Revaluation of construction in progress was carried out in compliance with **the rates of the State Committee for Statistics of the Russian Federation.** No independent evaluation was carried out.

The cost of intangible assets of the Issuer as of 01.01.98 is listed on the table below:

Name	Balance cost	Depreciation
Right for use of natural resources	0.9	0.2
Licenses	193.9	34.0
Software	198.0	41.0
Right of ownership to industrial objects	0.6	0.4
Right for use of floor areas	222.0	-
Other	0.7	0.5
TOTAL:	616.1	76.1

The Issuer's financial investments accounting for more than **10 %** of all its financial investments as of 1.01.1998 are the investments in:

1. Joint stock company "Soyuz-VS", Verkhnaya Salda, in the amount of 1,500,000,000 roubles, namely, the cost of 1,500,000 shares at 1000 roubles par value each (in old prices), issue State Registration No. 62-1-1020. These shares have no quotation in any official trade system. Shares inside the Company are sold at 35-40 roubles (in new prices). The depreciation reserve was not established.
2. Limited Company "Salda-Asko" in the amount of 1,384,000,000 roubles.

Balance sheet sum 962,678,600 roubles.
The Issuer has **no participation in joint ventures.**

Information about low-value and fast-wearing items: account No. 12 – 67,714,317 roubles; account No. 13 – 47,289,419 roubles.

Cost of commodities shipped under contracts of supply as of 1.01.98, at release prices: 150,449,643 roubles 81 kop. **Cost of commodities shipped under contracts of consignment**, at release prices: 701,498 roubles.

Information on debts receivable and accounts payable, on cash resources is found in Appendices 6-15 to the present Explanatory Note.

The reserve for doubtful debts was not created.

The privatization fund for workers of the Company was not created.

No losses over the period of Issuer's activity were recorded.

Director for Economy and Finance	V.P.YACHMENEV	(Signature)
Chief Accountant	T.V.NOVOSADOVA	(Signature)

(Seal of VSMPA)

Appendix No. 1 to Explanatory Note for 1997

Information about Land (land is not the property of the Company) AS OF 01.01.98

OBJECT NAME	AREA		RATE (rb./m) (with account for indexation) k = 2.0	TOTAL TAX (roubles)
	In estimate of VSMPA, m	In estimate of GNI, hectares		
1. INSIDE CITY:				
1. Site "A"	1,305,697	130.6	4,200,000	548,520,000
2. Site of shops 9, 17, 26, 40, 61	249,602	24.96	4,200,000	104,832,000
3. Pumphouse, circulat.plant of shop 31	23,210	2.32	4,200,000	9,744,000
4. Parking lot, station Vostochnaya	1256	0.13	4,200,000	546,000
5. Site "B"	1,182,935	118.3	4,200,000	496,860,000
6. Housebuilding factory	111,985	11.2	4,200,000	47,040,000
7. Pig farm	79,319	7.9	4,200,000	33,180,000
8. Training center (meat processing shop)	4707	0.47	4,200,000	1,974,000
9. Asphalt and concrete-mixing plant	8672	0.87	4,200,000	3,654,000
10. Shop 41 "Vtortitan"	26,512	2.65	4,200,000	11,130,000
11. Water-treatment unit of shop 21	3262	0.33	4,200,000	1,386,000
12. Shop 48	32,139	3.21	4,200,000	13,482,000
13. Shop 50	19,542	1.95	4,200,000	8,190,000
14. Crushed stone and coal storage	10,457	1.05	4,200,000	4,410,000
15. Expanded clay waste dump	864	0.09	4,200,000	378,000
16. Parking lot, housebuilding factory	1530	0.15	4,200,000	630,000
17. Iron scrap storage	4800	0.48	4,200,000	2,016,000
18. Titanium waste dump	16,604	1.66	4,200,000	6,972,000
19. Process water pumping unit	1000	1.0	4,200,000	4,200,000
20. Brick clay pit	-	13.0	4,200,000	54,600,000
21. Expanded clay pit	-	0.47	4,200,000	1,974,000
TOTAL :		322.79		1,355,718,000
OTHER LAND LOTS:				
22. Stables	1108	1.0	4,200,000	4,200,000
23. Public catering system warehouse	20,673	2.07	4,200,000	8,694,000
24. Technical training department	2594	0.26	4,200,000	1,092,000
25. Greenhouse	55,374	5.54	4,200,000	23,268,000
26. Canteens "Uralskaya", "Yunost"	-	0.76	4,200,000	3,192,000
27. Motor roads	-	3.5	4,200,000	14,700,000
28. Rest home "Sosnovka"	-	9.47	4,200,000	39,774,000
29. Recreation base "Tirus"	-	3.55	4,200,000	14,910,000
30. Ski and roller-ski track		1.26	4,200,000	5,292,000
31. Shopping pavilion (market)	1000	1.0	4,200,000	4,200,000
32. Brewery "Minipivzavod"	1174	0.118	4,200,000	495,600
TOTAL:		28.528		119,817,600
GRAND TOTAL:		351.318		1,475,535,600
2. OUTSIDE CITY:				
1. Slurry sump	3,669,000	366.9	420,000	154,098,000
3. Farming lands				
1. Arable land	-	844.0	5220	4,405,680
2. Permanent grasslands and pastures	-	673.0	946	636,658
3. Pastures		4	766	3064
4. Forests	-	5941.0	1020	5,600,820

TOTAL :		7462.0		10,646,222
GRAND TOTAL: without airfield				1,640,279,822
INSIDE CITY:	in Nizhnaya Salda			
1. Airfield (in Nizhnaya Salda)	450,000	48.6	3,600,000	174,960,000

All land lots are held on lease.

Director for Economy and Finance — V.P.YACHMENEV (Signature)
Chief Accountant — T.V.NOVOSADOVA (Signature)

(Seal of VSMPA)

Appendix No. 2 to
Explanatory Note for 1997

Construction in progress OAO VSMPA as of 01.01.98

Object under construction, commissioning, production and other stages and kinds of work	Equipment Balance	Other Balance	Under design Balance	Total
1	3	4	5	6
I. Industrial construction				
Block 1. Pressworking shop.	3,272,085.14	114,264.74	32,688.18	13,250,045.58
Block 2. Section of forging press	0.00	18,370.04	3012.87	72,8627.81
Block 2.Section of heat exchangers.	0.00	5357.57	0.00	559,309.49
Block 4E.Shop for production of welded pipes	570,444.58	365,841.96	154,486.38	31,279,498.87
Block 45. Shop for production of construction sections and structures	2,692,053.74	0.00	0.00	2,754,917.80
Toned glass Section	0.00	47,985.42	0.00	1,485,227.52
Block 45. Gas furnace	0.00	759.87	0.00	39,673.60
Block 45.Pumping unit	0.00	0.00	0.00	64,811.99
Block 4 "E". Process equipment	0.00	0.00	0.00	515,332.29
Sheet-rolling production modernization:	308,194.16	0.00	0.00	308194.16
Grinding line	0.00	0.00	0.00	319,606.17
Ingots roughing section	0.00	18,073.14	3286.34	111,261.41
Shop 16. UZK	0.00	0.00	0.00	7720.71
Grinding plant "Hero"	0.00	0.00	0.00	14,911.31
Shop 16. Grinding machine "Exansen"	0.00	775.40	0.00	62, 849.66
Shop 41. Titanium waste dump railing	359,008.10	9019.33	1473.22	961,611.08
Shop 31. Die casting section	0.00	4205.40	0.00	262,973.94
Market place, IInd stage	0.00	4998.49	0.00	484,415.33
Market place, IIIrd stage	0.00	2444.28	0.00	110,714.40
Shop 44. Press modernization	0.00	900.13	0.00	69,944.92
Shop 8. Compressor house	0.00	2006.46	526.85	126,096.51
City route from TKO to GK 10-10	0.00	4203.44	1103.72	264,166.60
Warehouse "Stroibaza"	3898.32	26,0341.43	53,670.56	16,641,530.97
Shop 9. Truck scales under shelter	0.00	0.00	1516.32	418,529.72
Open storage of rolls and forgings, with moving the course of river Barnevka	0.00	23,7631.11	7305.02	3,373,436.41
Shop 3 Technical modernization	528,031.60	0.00	0.00	484,331.42
Shop 48. Section for ecologically safe furniture manufacture	171,385.11	6368.41	0.00	687,400.41
Shop 14 Reconstruction of section for shapes production	289,812.60	4538.90	0.00	764,496.23
Shop 61. Reconstruction of maintenance and repair shop	0.00	601.13	0.00	601.13
Total for industrial construction objects		1,108,686.65	259,069.46	76,152,237.44

Shops technical modernization work				
Shops technical modernization (renovation)	1,269,166.63	0.00	0.00	1,269,166.63
Shop 37. Furnace reconstruction	0.00	-5231.37	0.00	-5231.37
Shop 21. Surface conditioning machines	0.00	518.79	0.00	44,405.24
Shop 21. Heating furnaces AG-105,AG-127U	0.00	1250.93	0.00	78,114.45
Shop 16. Degreasing section.	0.00	1012.44	0.00	50,629.80
Shop 16. Sheets abrasive cleaning section	0.00	0.00	0.00	180408.55
Sheets drying installation	0.00	0.00	0.00	8167.78
Shop 16. Ventilation system	0.00	0.00	0.00	2017.20
Sheet pickling unit	0.00	484.09	0.00	52,038.31
Total for technical modernization works		-1965.12	0.00	1,679,716.59
Equipment purchased as fixed assets.		0.00	0.00	76,666.67
Total for industrial construction:		1,106,721.53	259,069.46	77,908,620.70
II. Non-industrial construction				
Housing construction:				
House No. 24. Militia station	0.00	50.12	0.00	7354.50
Dwelling house No. 24	86,591.04	4517.30	0.00	163,552.34
Development of residential area B, north side	0.00	4487.15	0.00	244,268.41
Development of residential areas "Stroitel", A, B	0.00	2428.17	0.00	202,616.65
Total for housing construction:		11,482.74	0.00	617,791.90
Communal facilities construction:				
Off-site networks of res. area B, IInd stage, 2nd year of construction		94.25	0.00	10 ,227.07
Gas networks electrical insulation	10,476.54	825.52	333.44	142,240.39
Off-site networks of res. area B. Gas networks	0.00	230.62	208.61	57,715.66
District motor road "Raionnaya"	0.00	66,337.77	5782.42	8,323,335.91
Total for communal facilities construction:		67,488.16	6324.47	8,533,519.03
Health care				
Diagnostic center of central medial aid station	0.00	339.72	0.00	26,443.22
Expansion of preventive health care center	0.00	6156.07	9492.21	275,943.83
Medical unit	0.00	0.00	39,999.60	39,999.60
Total for health care:		6495.79	49,491.81	342,386.65
Education				
School for 1968 pupils (swimming-pool)	0.00	27,359.64	1469.81	7,665,772.60
Technical modernization of non-industrial production shops		0.00	0.00	3616.65
Total non-industrial construction:	100,684.23	112,826.33	57,286.09	17,163,086.83
Capital construction department management expenses		12,768.39	0.00	12,768.39
Interest on conversion credit		-205,780.29	0.00	-205,780.29

Total:	1,026,535.96	316,355.55	94,878,695.63

Director for Economy and Finance V.P.YACHMENEV
(signature)
Chief Accountant T.V.NOVOSADOVA
(signature)

(Seal of VSMPA)

Appendix No. 3 to Explanatory Note for 1997

INFORMATION

Construction in Progress Revaluation as of 01.01.95

Name	Balance cost as of 01.01.94	Replacement value as of 01.01.94	Revaluation sum
I. Engineering and erection works	2,036,091,082	22,593,863,281	20,557,772,199
II. Equipment in process of installation	164,589,436	2,501,266,722	2,336,677,286
III. Equipment in storage	255,334,448	1,949,933,895	1,694,599,447
Total:	**2,456,014,966**	**27,045,063,898**	**24,589,048,932**

Director for Economy and Finance V.P.Yachmenev (signature)

Chief Accountant T.V.Novosadova (signature)
(Seal of VSMPA)

Appendix No. 4 to Explanatory Note for 1997

INFORMATION

Capital investments revaluation as of 01.01.96 (thousand roubles)

Name	Balance cost as of 01.01.96	Replacement value as of 01.01.96	Revaluation sum
I. Capital construction (account 08)			
1.Production sphere:			
1.1 Construction and erection works	34,075,079.3	81,171,197.1	47096,117.8
1.2 Equipment in process of installation	34,771,591.5	61,098,114.3	26,326,522.8
1.3 Design works	152,080.2	394,788.6	242,708.4
1.4 Other capital expenses	1,054,930.7	1,487,213.2	432,282.5
1.5 Equipment requiring no erection	1,155,159.0	2,354,591.1	1,199,432.1
Total for production sphere:	**71,208,840.7**	**146,505,904.3**	**75,297,063.6**
2. Non-production sphere:			
2.1 Construction and erection wks	9,345,836.2	23,929,106.6	14,583,270.4
2.2 Eq-t in process of installation	77,167.1	208,351.2	131,184.1
2.3 Equipment requiring no installation	405,866.7	827,288.8	421,422.1
Total non-production sphere:	**9,828,870.0**	**24,964,746.6**	**15,135,876.6**
II. Eq-t awaiting installation (account 07)	4,358,801.5	11,755,728.6	7396927.1
Total:	**85,396,512.2**	**183,226,379.5**	**97,829,867.3**

Director for Economy and Finance V.P.Yachmenev. (Signature)

Chief Accountant T.V.Novosadova (Signature)

(Seal of VSMPA)

Appendix No. 5 to Explanatory Note for 1997

CAPITAL INVESTMENTS REVALUATION AS OF 1.01.97
(as of 01.01.98, roubles)

Name	Balance cost as of 01.01.98	Replacement value as of 01.01.98	Revaluation sum
I. Capital construction (account 08)			
1. Production sphere:			
1.1 Construction and erection works	68325623.75	67002083.06	-1323540.69
1.2 Equipment under erection	10620413.27	9544363.27	-1076050
1.3 Design works	284909.54	259069.46	-25840.08
1.4 Other capital costs	942744.08	913727.63	-29016.45
1.5 Equipment requiring no erection	1771545.88	1772469.03	923.15
Total for production sphere	81945236.52	79491712.45	-2453524.07
2. Non-production sphere:			
2.1 Construction and erection works	17201845.97	16892290.18	-309555.79
2.2 Equipment under erection	101542.57	97067.58	-4474.99
2.3 Design works	60626.49	57286.09	-3340.4
2.4 Other capital costs	119808.4	112826.33	-6982.07
2.5 Equipment requiring no erection	442886.47	443117.26	230.79
Total for non-production sphere	17926709.9	17602587.44	-324122.46
II. Equipment awaiting erection (account 07)	65162115.76	65004505.99	-157609.77
TOTAL:	165034062.2	162098805.9	-2935256.3

Director for Economy and Finance ***V.P.Yachmenev***
(signature)
Chief Accountant **T.V.Novosadova** (signature)

(seal of VSMPA)

Appendix No. 6 to Explanatory Note for 1997

OAO "VSMPA" Creditor Indebtedness under Security as of 01.01.98

(thousand roubles)

Type of indebtedness	Sum of indebtedness	Collateral	Collateral sum
Bank credits	53,836	Equipment of OAO VSMPA shops	64,529
Bank credits	55,265	Products of OAO VSMPA	89,020
Bank credits	1350	Bank guarantee	1300
Total:	110,451		154,849

Head of Financial Department T. V. Rashchektayeva



Appendix No. 7 to Explanatory Note for 1997

INFORMATION
ABOUT VSMPA DEBTS RECEIVABLE FOR
SHIPPED PRODUCTS, MATERIALS AND SERVICES AS OF 01.01.1998

Name of payer	City, country	Sum (thousand roubles)
Total indebtedness: - for finished products - materials and services - other debtors Including (finished products)		483.553 407,265 42,565 33,723
1. Enterprises in CIS countries		1277
2. Enterprises in Russian Federation		59,930
Including		
AO Titan-Servis	Belgorod	1656
AO Avisma TMK	Berezniki	1500
OOO Polina	V.Pyshma	647
OOO Uralselkhozprodukt	V.Salda	398
ZAO Soyuz-VS	V.Salda	4338
AOZT Titan-Servis	Volgograd	449
GO Uraltransmash	Ekaterinburg	562
OAO Uralkhimmash	Ekaterinburg	417
OAZT Promtekhnologia-2	Ekaterinburg	739
AO Uralturbo	Ekaterinburg	6564
ZAO Uralskaya Promyshlennaya Kompaniya	Ekaterinburg	597
NPP Uraltekhmash	Ekaterinburg	1121
TOO Energozhilservis	Ekaterinburg	1942
Company Agrogaz	Ekaterinburg	889
ZAO TKKh Uralkhimmash	Ekaterinburg	2933
US DSP AO Tyumenenergo	Ekaterinburg	1074
TOO Viru	Zarechny	996
AOOT Izhstal	Izhevsk	462
OAO KUMZ	K.Uralsky	1210
AO NPO Aviatekhnologia	Moscow	910
ZAO Paritet – 200	Moscow	556
OOO Avtomatika and Svyazproyekt	Moscow	317
AOZT Tandem-S	Moscow	395
AOOT Nizhnetagilmezhraigaz	N.Tagil	487
AOOT Den	Novosibirsk	344
AO NII PT Khimmash	Penza	507
AO Permiskiye motory	Perm	707
AO Aviadvigatel	Perm	308
ZAO Spetsinstrument	Perm	1760
TOO Gran	Perm	497
AO Rybinskiye Motory	Rybinsk	396
AOOT Aviagregat	Samara	356
AO Metallist-Samara	Samara	930
AO Concern Aventa	St.Petersburg	971
TOO Tellur	St.Petersburg	332
AO Soda	Sterlitamak	365

AO Zapsibtazprom	Tyumen	512
TOO Politekh	Tyumen	487
NPP Ipplanter	Ufa	593
AOOT UMPO	Ufa	192
TOO Kedr	Chelyabinsk	961
OAO Elektrostal	Elektrostal	591
Other enterprises in Russian Federation		17,962
3. Enterprises of foreign partners		346,058
Including:		
CASTLEMETALS	Great Britain	639
Metaltrade	Germany	150,634
OTTO FVCHS	Germany	1138
DAIMLER-BENZ	Germany	3868
ROLLS-ROYCE	Great Britain	22,496
BRITISH AEROSPACE	Great Britain	613
ROBERT ZAPP	Germany	1278
DONCASTERS MONK BRIDGE	Great Britain	3240
TITANIUM TANTALUM PRODUCTS	India	1559
Techno - Fytyra	India	2564
ACCOIAIERIE VALBRVNA	Italy	5136
CHINA YUAN WANS	China	672
VULCANIUM CORPORATION	USA	1704
AIRPORT METALS	USA	3024
Timet	USA	115
HARVEY TITANIUM	USA	23,230
WESTERN ATLAS	USA	1011
Shultz Steel	USA	61,059
United Alloys AIRCRAFT	USA	8818
SIERRA FLLOYS	USA	6125
DUFERCO	USA	5263
TRICOR INDUSTRIAL	USA	399
TOMAN-GARDON	USA	807
BOEING COMMERCIAL	USA	5087
TICO TITANIUM	USA	1854
Mantraco INTERNATIONAI	Switzerland	1024
President CO,LTD	Taiwan	3245
GOLD BESTLE CO	Taiwan	1728
SINO-RUSSIAN TRADING	Taiwan	1549
SNECMA	France	6072
THYSSENFRANCE	France	2104
Aerospatiale	France	9428
MITSVI	Japan	2171
SUMITOMO CORF	Japan	757
KAWAKAMI	Japan	1204
Other partners		4443

Head of Financial department T. V. RASHCHEKTAYEVA (Signature) (Seal of VSMPA)

Appendix No. 8 to Explanatory Note for 1997

INFORMATION ABOUT
SUBSIDIARY AND SUBORDINATED COMPANIES
DEBTS RECEIVABLE AND PAYABLE AS OF 01.01.1998

(thousand roubles)

Ord. No.	Debtor, creditor, Name and address		Sum of indebtedness: Debtor's	Sum of indebtedness: Creditor's
1		2	3	4
1.	Trading house "Titan"	V.Salda	-	-
2.	TOO "Tirshop"	V.Salda	-	-
3.	AOZT "Tandem-S"	Moscow	395	-
4.	OAO VSMPA subsidiary "Sewing and knitwear factory"	V.Salda	-	-
5.	AOZT "Fetin S"	Ekaterinburg	-	150
6.	AOZT "Soyuz VS"	V.Salda	4338	-
7.	AOZT "Titan-Servis"	Belgorod	1656	-
8.	TOO "Titan-Vostok" Inc.	Владивосток	-	-
9.	AOOT "Ural"	V.Salda	-	-
10.	AOZT "Titan-Servis"	Volgograd	449	-

Head of Financial Department T.V.RASHCHEKTAYEVA
(Signature)
(seal of VSMPA)

Appendix No. 9 to Explanatory Note for 1997

OAO VSMPA
INDEBTEDNESS TO BUDGET AND NON-BUDGETARY FUNDS
AS OF 01.01.1998

(thousand roubles)

Tax, payment to funds	Budget	Arrears	Penalty	Total indebtedness
1	2	3	4	5
Profit tax	Federal	13,344	24,644	37,988
	Oblast	-	5995	5995
	Local	4260	2290	6550
Property tax	Oblast	-	762	762
Transport tax	Oblast	1895	455	2350
Housing maintenance fund tax	Local	4491	943	5434
Educational establishments support tax	Oblast	-	350	350
Land tax	Local	807	1245	2052
Special VAT	Federal	-	499	499
	Federal	-	272	272
Property tax	Local	-	-	-
Noxious releases tax	Federal	21	140	161
Water use	Local	20	15	35
Fuel sales tax	Federal road	4	7	11
Use of mineral resources	Federal	1	-	1
Militia support tax	Local	-	-	-
Income tax	Federal	4142	-	4142
Employment center (EC)	EC	4505	-	4505
Compulsory medical insurance fund (CMIF)	CMIF	17,860	-	17,860
Pension fund (PF)	PF	8769	-	8769

Territorial road fund (TRF)	TRF	33,930	-	33,930
Federal road fund (FRF)	FRF	10,299	-	10,299
TOTAL:		104,348	37,617	141,965

CHIEF ACCOUNTANT T.V. NOVOSADOVA (Signature)
HEAD OF FINANCIAL DEPARTMENT T. V. RASHCHEKTAYEVA (signature)

(Seal of VSMPA)

Appendix No. 10 to Explanatory Note for 1997

OAO VSMPA CREDITOR'S INDEBTEDNESS AS OF O1.01.1998
(THOUSAND ROUBLES)

1. Suppliers (materials, works, services)	70,486
2. Bills payable	50,656
3. Electricity, gas	9597
4. Payments to budget and non-budgetary funds	226,214
including penalties	140,994
5. Salaries with deductions	6428
6. Credits and interest on them	99,868
7 Other	864
Total:	464,113
Incl. less penalties on tax	323,119

Head of Financial Department T.V.RASHCHEKTAYEVA
(Signature)
(Seal of VSMPA)

Appendix No. 11 to Explanatory Note for 1997

List of creditors for services and works, December, 1997

Ord. No.	Name	City	Date of last bill to pay	Shop,Dept., customer	Total arrears as of 01.01.1998 (thou.rb.)	
	I. Services of outside organizations in current and capital repairs					
1.	AO "Resurs"	Miass	August 1997	dept.20	105	
2.	OAO "Uralenergochermet"	"	July 1996	dept.6 Trubin	94	
3.	AO "Uralsvyazmontazh"	"	December 1996	Gavrik	125	
4.	OOO "Region" (cranes maintenance)		March 1997		20	
5.	Sverdlovsk branch of "Uralteploizolatsia"	"	December 1996		50	
6.	NPF "Gorelochny tsentr "	"	March 1997	Slobtsov	154	
7.	Cooperative "Komfort"	"	September 1996	dept.17	592	
8.	AOOT "Spetsavtomatika"	N.Tagil	March 1997	dept.20 Kopteva	105	
9.	AOZT "Uraltekhpromproyekt"	"	July 1995	Cap.Constr.Dept.	40	
10.	R/w car shed	"	April 1997	Kopteva	40	
11.	"Uralstalkonstruktsia"	Krasnoturyinsk	September 1996	dept.17		1067
12.	Locomotive shed	K-Uralsky	February 1996	shop 9	13	
13.	"Uralelektroremont"	Ekaterinburg	September 1996	dept.20 Kopteva	182	
14.	SU-3	V.Salda			54	
15.	"El.promnaladka"	Ekaterinburg		dept.20 Kopteva	160	
16.	ZAO "AlpKurs"	"		"	43	
17.	Cooperative "Komfort"	V.Salda	November 1997	dept.20 "	49	
	OTHER:				218	
	TOTAL:				3858	
	II. Services of other organizations					
1.	Interservice (ENTOE)	Ekaterinburg	December 1996	dept.25 Zaitsev	92	
2.	AO "Uralteploizolatsia"	"	December 1996	dept.20 Kopteva	87	
3.	"Rosk"	V.Salda	November 1997		244	
4.	OAO "Etel"	Ekaterinburg	November 1997		660	

No.	Organization	City	Date	Contact	Number
5.	AOOT Uralenergotsvetmet	"	May 1997		89
6.	NPC VNIIETO-Eskaterm	Moscow	April 1997	Slobtsov	30
7.	Center for Government communications	Ekaterinburg	January 1996	Ponomaryov	63
8.	GP "Uralaeronavigatsia"	"	August 1996	Shop 42 Mezenin	26
9.	AOOT "Vostio"	"	December 1996		58
10.	PKO "Uralsaumash"	"	March 1997	Shop 45	75
11.	Firm "Artikul"	"	July 1997	Dept.25	75
12.	KhUPP	V.Salda	October 1997	Gromovich shop 36	119
13.	TOO "Sotstekh"	Ekaterinburg	February 1997	Vinokurov	12
14.	Transservice Ltd	Moscow	January 1997	Kutsankin	62
15.	TOO HTC "Megatekhnologia"	"	January 1995	Shop 10 Baratov	24
16.	MGP "Kvant"	Moscow	December 1996	Stroshkov	25
17.	Uraltelecom	V.Salda	October 1997		54
18.	SPTU No. 27	"	June 1996	Vinokurov	150
19.	UGPS No. 23 (fire service)	"	August 1996	Korkin	938
20.	MP "Rattus"	"	May 1996	Korkin	456
21.	Association "Titan"	"	July 1996	Stroshkov	131
22.	UOP VSMPA	"	March 1997		20
23.	Post service center	"	March 1997	Lutskina	33
24.	ChOP "Tsenturion"	"	July 1996	Bogdanov	60
25.	ATU US-13	"	December 1996	Dzhodzhua	24
26.	VSMAK (college)	"	October 1996	Vishnevetskaya	4
27.	OTF UPI	"	September 1996	Vishnevetskaya	4
28.	SES	V.Salda	October 1997		41
29.	UMP GUZhKKh	"	- " -		28
30.	SC "Material"	Moscow	September 1997		40
31.	Military unit 40374	N.Tagil	August 1997		58
32.	N.Tagil.r/w department	N.Tagil	November 1996	dept.40 Isaev	126
33.	N.Tagil Dept.for signaling and communications	"	January 1995	Shop 9 Kulik	9
34.	AO "Politekhnik - NT"	V.Salda	June 1995	Dept.8	10
35.	Factory Board ROSTO	Irbit	April 1996	Shop 61	90
36.	AKB "Aizkraukles" (Kiev Energia)	Moscow	1997	Gavrik	69
37.	ZAO "Elektropromnaladka"	Ekaterinburg	January 1997	Dept. 6	150
38.	AOOT "Uralenergotsvetmet"	"	November 1996	dept. 8	96

39. UKS	V.Salda	July	dept. 20	860	
40. AOZT "Fetin-S"	Ekaterinburg	August 1997	Yachmenev		150
41. ENTOE	Ekaterinburg	November 1997	Zaitsev		564
42. PKP "Gamma"	Ekaterinburg	April 1997	273		
43. AO "UralNITI"	Pervouralsk			36	
44. AO "Uralredmet"	V.Pyshma			48	
45. MISIS	Moscow 56				
46. OTHER	758				
TOTAL:				8926	
TOTAL indebtedness to creditors				12,784	

Head of Financial Department T.V.RASHCHEKTAYEVA (signature)

(Seal of VSMPA)

Appendix No. 12 to Explanatory Note for 1997

INFORMATION ABOUT TYPES OF ARREARS OF ENTERPRISES AND ORGANIZATIONS AS OF 01.01.1998 (thousand roubles)

Name	Arrears as of 01.01.98	Heat and compressed air	Electricity	Water	Household wastes	Gas	Communication services	Materials, supplies	Other
AOZT TNV "Ural"	2		2				1		
AO "Stroitel"	12	9	3						
Trucking company	465	218	81	63	93		4		6
ATU US-13	331			1	2			328	
DRSU	216	22							194
City administration	25						1		24
IChP "Vremya"	1	1							
Mechanized canteen for schools	15						2	5	8
TOO "Tirshop"	353								353
Dairy factory	140	139	1						
Passazhiravtotrans	37	33	2	1	1				
MOUO	183							11	172
SU-2 US-13	245		1					228	16
Farm "Verkhnesaldinsky"	25			24					1
TOO PKF "Ruslich Avto-Business"	24		23				1		
SU-Z US-13	28		8					20	
UMR US-13	253	253							
School of militia	50	47			2		1		
AOZT "Promservis"	73	61		3	5		4		
Tax inspection	13						13		

SMU-12 US-4	37	21						16	
City electrical networks	799		795						4
Dept. of Interior	59						7	52	
Central city hospital	261						2	64	195
AO "Ural" 91	91		14	1	2	2	11	31	30
AOZT "Puslich"	8056	1841	5093	221	61	57	125	4	654
UMP GIZhK	19,203	13735		793	3700		16	722	237
UKS	407		2	12	14			333	46
Shop 54	2551	542	112	68	33		35	1091	670
UOP VSMPA	446				1		60	20	365
TOTAL:	34,401	16922	6137	1187	3914	59	282	2925	2975
AOO "Avisma TMK" Berezniki	2327							458	1869
Firm "Conectra" Germany	1244							1244	
OOO "Topaz" v.Yablonovsky	2217								2217
TOTAL:	5788							1702	4086
Other	2376	16	7	20	34		11	1335	953
Grant total:	42,565	16938	6144	1207	3948	59	293	5962	8014

HEAD OF FINANCIAL DEPARTMENT T . V . RASHCHEKTAYEVA

Appendix No. 13 to Explanatory Note for 1997

INFORMATION
ABOUT VSMPA DEBTOR INDEBTEDNESS FOR SHIPPED PRODUCTS, MATERIALS AND SERVICES AS OF 01.01.1998.

Name of payer	City, country	Sum (thou.rb.)
Total indebtedness: - for finished products - materials and services - other debtors Including (finished products)		483,553 407,265 42,565 33,723
1. Enterprises, CIS		1277
2. Enterprises, RF		59,930
Including		
AO Titan-Servis	Belgorod	1656
AO Avisma TMK	Berezniki	1500
OOO "Polina"	V. Pyshma	647
OOO "Uralselkhozprodukt"	V.Salda	398
ZAO "Soyuz VS "	V.Salda	4338
AOZT "Titan-Servis"	Volgograd	449
GO "Uraltransmash"	Ekaterinburg	562
OAO "Uralkhimmash"	Ekaterinburg	417
AOZT "Promtekhnologia-2"	Ekaterinburg	739
AO "Uralturbo"	Ekaterinburg	6564
ZAO "Ural Industrial Company"	Ekaterinburg	597
NPP "Uraltekhmash"	Ekaterinburg	1121
TOO "Energozhilservis"	Ekaterinburg	1942
Firm "Agrogaz"	Ekaterinburg	889
ZAO TKKh "Uralkhimmash"	Ekaterinburg	2933
US DSP AO "Tyumenenergo"	Ekaterinburg	1074
TOO "VIRU"	Zarechny	996
AOOT "Izhstal"	Izhevsk	462
OAO "KUMZ"	Kamensk-Uralsky	1210
AO NPO "Aviatekhnologia"	Moscow	910
ZAO "Paritet - 200"	Moscow	556
OOO Avtomatika i Svyazproyekt	Moscow	317
AOZT "Tandem-S"	Moscow	395
AOOT Nizhnetagilmezhraigaz	N. Tagil	487
GOOI Den	Novosibirsk	344
AO NII PT "Khimmash"	Penza	507
AO Permskiye motory	Perm	707
AO Aviadvigatel	Perm	308
ZAO Spetsinstrument	Perm	1760
TO "Gran"	Perm	497
AO Rybinskiye motory	Rybinsk	396
AOOT "Aviagregat"	Samara	356
AO "Metallist-Samara"	Samara	930
AO Concern Aventa	St.Petersburg	971
TOO Tellur	St.Petersburg	332
AO "Soda"	Sterlitamak	365
AO "Zapsibgazprom"	Tyumen	512

TOO "Politekh"	Tyumen	487
NPP "Ipplanter"	Ufa	593
AOOT UMPO	Ufa	192
TOO "Kedr"	Chelyabinsk	961
OAO "Elektrostal"	Elektrostal	591
Other enterprises in Russian Federation		17,962
3. Foreign partners		346,058
Including:		
CASTLEMETALS	Great Britain	639
Metaltrade	Germany	150,634
OTTO FVCHS	Germany	1138
DAIMLER-BENZ	Germany	3868
ROLLS-ROYCE	Great Britain	22,496
BRITISH AEROSPACE	Great Britain	613
ROBERT ZAPP	Germany	1278
DONCASTERS MONK BRIDGE	Great Britain	3240
TITANIUM TANTALUM PRODUCTS	India	1559
Techno - Fytyra	India	2564
ACCOIAIERIE VALBRVNA	Italy	5136
CHINA YUAN WANS	China	672
VULCANIUM CORPORATION	USA	1704
AIRPORT METALS	USA	3024
Timet	USA	115
HARVEY TITANIUM	USA	23,230
WESTERN ATLAS	USA	1011
Shultz Steel	USA	61,059
United Alloys AIRCRAFT	USA	8818
SIERRA FLLOYS	USA	6125
DUFERCO	USA	5263
TRICOR INDUSTRIAL	USA	399
TOMAN-GARDON	USA	807
BOEING COMMERCIAL	USA	5087
TICO TITANIUM	USA	1854
Mantraco INTERNATIONAI	Switzerland	1024
President CO,LTD	Taiwan	3245
GOLD BESTLE CO	Taiwan	1728
SINO-RUSSIAN TRADING	Taiwan	1549
SNECMA	France	6072
THYSSENFRANCE	France	2104
Aerospatiale	France	9428
MITSVI	Japan	2171
SUMITOMO CORF	Japan	757
KAWAKAMI	Japan	1204
Other partners		4443

HEAD OF FINANCIAL DEPARTMENT T. V. RASHCHEKTAYEVA
(signature) (seal of VSMPA)

Appendix No. 14 to Explanatory Note for 1997

INFORMATION ABOUT OAO VSMPA CREDITOR'S INDEBTEDNESS FOR MATERIALS

AS OF 01.01.1998

Ord.No.	Organization name	City	Sum (thou.rb.)
1	AO "Zolotoi Yastreb"	Vladikavkaz	464
2	PKF Kievskaya Rus"	Zarechny	62
3	ZAO PFK "Resursy"	Moscow	188
4	ChP Shikhova G.P.	N.Lyalya	151
5	TOO Tekhkomservis-2	Perm	665
6	GUL "Khimprom"	Volgograd	476
7	AO "Severstal"	Cherepovets	254
8	AO "Turbomotorny zavod"	Ekaterinburg	150
9	AOZT health resort "Ust-Kachka"	Ust-Kachka	158
10	ChP Boiko	N.Salda	135
11	OAO "Fosfor"	Togliatti	185
12	ZAO "Intsen"	N.Tagil	148
13	OOO "Yugsnabservis"	Novocherkassk	175
14	AOOT "Khimkombinat"	Kirova-Chepetsk	124
15	NPPKP "Universal-3"	Chelyabinsk	120
16	Phosphate fertilizers plant	Krasnouralsk	183
17	Elektrostal heavy machine engineering plant	Elektrostal	224
18	ZAO "Progress"	Perm	139
19	Firm "Simvol"	Gus-Khrustalny	126
20	IChP "Potekhin i syn "	Shadrinsk	96
21	TOO "Markus"	Kachkanar	136
22	ZAO "Uralkhimprom"	Izhevsk	68
23	Sreduraltekhstroi	Izhevsk	61
24	Uralavtozapchast	V.Salda	72
25	Izhneftekhim	Izhevsk	67
26	OOO "Daba-Skuria"	Moscow	436
27	MOP "Orgsintez"	Moscow	194
28	ZAO VTK "Khimpromresurs"	Moscow	67
29	OOO TD Agropromservis"	Barnaul	277
30	OAO Metallurgical plant "Krasny Oktyabr"	Volgograd	535
31	Fomin V.S.	V.Salda	68
32	OOO "EMPATIA"	Minsk	54
33	OOO "Soyuzorginvest"	Shadrinsk	160
34	AOZT "Unisnab"	Chelyabinsk	97
35	"Khimprom"	Ufa	159
	Total		6674
	OTHER		2420
	Total		9094

Head of Financial department T. V. RASHCHEKTAYEVA

Appendix No. 15 to Explanatory Note for 1997

TOO Commercial bank "Tirus"
71a Engelsa St., Verkhnaya Salda 624600
Sverdlovsk Oblast
tel. (34345) 2-29-14, fax 934345)2-13-64
telex 721599
corr.acc. 30101810600000000850
at RKTs Verkhnaya Salda INN 6607000669
code OKPO 25009829 BIK 046541850

OAO VSMPA has frozen settlement account No. 40702810600000467820 at CB "Tiruskombank", V. Salda

As of 01.01.98, the record on the indicated account is 110,553.8 thousand roubles

Including:

Pension fund	32.484
Employment fund	974.583
Social insurance fund	213.045
Territorial fund OMS	1426.852
Federal fund OMS	41.792
Profit tax to Oblast budget	7705.414
Property tax to Local budget	4355.160
Property tax to Oblast budget	8325.533
Tax for housing fund and socio-cultural sphere support to Local budget	4881.924
Land tax to Local budget	1820.514
Land tax to budget of N. Salda	462.313
Water use charge to local budget	32.010
Transport tax to Oblast budget	3639.677
Education support tax to Oblast budget	1734.614
Vaccination-disease preventive campaign among population, charge to Oblast budget	53.786
Special tax to Federal budget	487.364
Income tax to Federal budget	170.654
Contamination charge to Federal budget	40.288
Charge for use of mineral resources to Federal budget	2.416
Charge for contamination to City ecology protection fund	463.331
Charge for contamination to Oblast ecology protection fund	224.972
Territorial road fund	1777.253
Federal road fund	12669.378
Sverdlovskavtodor	38857.159
Arrears in reimbursement of resources for provisional financial support to Federal budget	9106.906
Increased interest on financial resources for delayed reimbursement to bank FAIK PSB Ekaterinburg	559.453

Debt to "Sverdlovenergo"	7668.984
Debt to Nizhtagilmezhraigaz	1927.729
Indebtedness to suppliers	898.212

Head V. P. Itskovich

Chief Accountant I. S. Varlamova

Appendix No. 10 to Issue Prospectus

Confidential

Approved
By Ministry of Finance of Russian
Federation

For annual accounting for 1996

BALANCE SHEET

(Consolidated for shipment)

			Codes
		Form 1 as per OKUD	0710001
as of 1 April, 1998		Date (year, month, day)	
Organization	AOOT VSMPA	as per OKPO	7510017
Branch of industry (type of activity)	Metallurgical production	as per OKONKh	12130
Business organization form	Joint stock company	as per KOPF	16
State property management organ		as per OKPO	
Unit of measurement: thousand roubles		as per SOEI	372
		Checking sum	

Address V.Salda Sverdlovsk Oblast

Date sent	
Date received	
Submission deadline	

(Signature) (Seal of Analitik Express)

ASSETS	Line code	As of beginning of year	As of end of year
I.NON-CIRCULATING ASSETS			
Intangible assets(04,05)	110	540.00	616.00
including:			
management	111	0.00	0.00
patents, licenses, trademarks, other ditto, with description of rights and assets	112	540.00	616.00
Fixed assets(01,02,03)	120	1,567,774.00	1,368,968.00
including:			
land lots and natural objects	121	0.00	0.00
buildings, structures machines and equipment	122	1,567,774.00	1,368,968.00
construction in progress(07,08,61)	130	166,034.00	162,639.00
Long-term financial investments(06,82)	140	9627.00	9114.00
including:			
investments in subsidiary companies	141	2102.00	2102.00
investments in subordinated companies	142	0.00	0.00
investments in other organizations	143	0.00	0.00
Loans granted to organizations for a term over 12 months	144	0.00	0.00
other long-term financial investments	145	7525.00	7012.00
Other non-circulating assets	150	399.00	399.00
TOTAL in section I	190	1,744,374.00	1,541,736.00
II.CIRCULATING ASSETS			
Stock	210	587,356.00	627,687.00
including:			
raw materials, supplies and other similar valuables (10,15,16)	211	242,070.00	245,394.00
animals in breeding and fattening(11)	212	3303.00	3429.00
low-value and fast-wearing items (12,13,16)	213	22,470.00	23,611.00
expenses on work in process (expenses of circulation)(20,21,23,29,30,36,44)	214	143,901.00	181,003.00
finished products and commodities for resale (40,41)	215	94,747.00	130,003.00
shipped commodities (45)	216	80,517.00	43,636.00
deferred expenses (31)	217	348.00	611.00
other stocks and expenses	218	0.00	0.00
VAT on purchased assets (19)	220	10,502.00	13,145.00
Receivables (payments on which are expected in more than 12 months after accounting date)	230	0.00	0.00
including:			
buyers and customers (62,76,82)	231	0.00	0.00
bills for payment (62)	232	0.00	0.00
indebtedness of subsidiary and subordinated companies (78)	233	0.00	0.00
advances granted (61)	234	0.00	0.00

other debtors	235	0.00	0.00
Receivables (payments on which are expected within 12 months after accounting date)	240	385,919.00	368,567.00
including:			
buyers and customers (62,76,82)	241	299,753.00	330,794.00
bills for payment(62)	242	57,500.00	10,300.00
indebtedness of subsidiary and subordinated companies (78)	243	0.00	0.00
arrears in payments of members (founders) to authorized capital(75)	244	0.00	0.00
advances granted (61)	245	19,925.00	16,909.00
other debtors	246	8741.00	10,564.00
Short-term financial investments (56,58,82)	250	394.00	346.00
including:			
investments in subordinated companies	251	0.00	0.00
own shares redeemed from shareholders	252	0.00	0.00
other short-term financial investments	253	394.00	346.00
Cash resources	260	18,807.00	14,316.00
including:			
cash (50)	261	21.00	128.00
settlement accounts (51)	262	3110.00	5011.00
foreign currency accounts (52)	263	7468.00	993.00
other cash resources (55,56,57)	264	8208.00	8184.00
Other circulating assets	270	0.00	0.00
TOTAL in section II	290	1,002,978.00	1,024,061.00
III. LOSSES			
Uncovered losses for previous years (88)	310	0.00	0.00
Uncovered loss for accounting year	320	0.00	0.00
TOTAL in section III	390	0.00	0.00
BALANCE (total of lines 190+290+390)	399	2,747,352.00	2,565,797.00

(Signature)
(Seal of Analitik Express)

Liabilities	Line code	As of beginning of year	As of end of year
IV.CAPITAL and RESERVES			
Authorized capital (85)	410	4157.00	4157.00
Added capital (87)	420	1764793.00	1571721.00
Reserve capital (86)	430	624.00	624.00
including:			
reserve funds formed in compliance with law	431	624.00	624.00
reserves formed in compliance with constituent documents	432	0.00	0.00
Accumulation funds (88)	440	0.00	0.00
Social fund (88)	450	149376.00	144936.00
Targeted financing and receipts (96)	460	43.00	57.00
Undistributed profit for previous years (88)	470	82298.00	71738.00
Undistributed profit for accounting year	480	0.00	13943.00
TOTAL in section IV	490	2001291.00	1807176.00
V. LONG-TERM LIABILITIES			
Borrowed funds (92,95)	510	32278.00	27943.00
including:			
funds redeemable within 12 months after accounting date	511	9650.00	5740.00
other loans redeemable in more than 12 months after accounting date	512	22628.00	22203.00
Other long-term liabilities	520	0.00	0.00
TOTAL in section V	590	32278.00	27943.00
VI. SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610	67595.00	89202.00
including:			
bank credits	611	67595.00	86145.00
other loans	612	0.00	3057.00
Accounts payable	620	638089.00	635899.00
including:			
suppliers and contractors (60,76)	621	251561.00	271251.00
bills for payment (60)	622	11695.00	25720.00
indebtedness to subsidiary and subordinated companies (78)	623	0.00	0.00
labour remuneration (70)	624	261.00	151.00
social insurance and security(69)	625	34177.00	28068.00
indebtedness to budget (68)	626	113109.00	122304.00
advances received (64)	627	67152.00	36570.00
other payables	628	160134.00	151835.00
Settlements on dividends (75)	630	0.00	0.00
Deferred incomes(83)	640	0.00	0.00
Consumption funds(88)	650	100.00	100.00

Deferred expenses and payments reserve (89)	660	7999.00	5477.00
Other short-term liabilities	670	0.00	0.00
TOTAL in section VI	690	713783.00	730678.00
BALANCE(total of lines 490+590+690)	699	2747352.00	2565797.00

Head (Signature) Chief Accountant (Seal of VSMPA)
(Signature)
(Signature) (Seal of Analitik Express)

Appendix No. 11 to Explanatory Note for 1 кварт. 1998

Confidential

Approved by Ministry of Finance of Russian Federation for accounting for 1996

PROFIT and LOSS REPORT
(Consolidated)

			Codes
		Form 2 as per OKPO	0710002
From 1 January, 1998, to 1 April, 1998		Date (year, month, day)	
Organization	AOOT VSMPA	As per OKPO	7510017
Branch of industry (type of activity)	Metallurgical production	As per OKONKh	12130
Business organization form	Joint stock company	As per KOPF	16
State property management organ		As per OKPO	
Unit of measurement:	thou.rb.	As per SOEI	
	Checking sum		

Indicator	Line code	For accounting period	For similar period of last year
Proceeds (net) from sales of commodities products, works, services (minus VAT, excise tax and similar compulsory payments)	10	360,080	270,816
Cost of products, works sales	20	251,865	230,330
Commercial expenses	30	8487	6877
Management expenses	40	40,575	0
Profit (loss) from sales (lines (10-20-30-40)	50	59,153	33,609
Interest receivable	60	0	0
Interest payable	70	0	0
Income from membership in other organizations	80	391	2
Other operation incomes	90	234,851	142,214
Other operation expenses	100	233,816	140,635
Profit (loss) from financial-economic activities (lines (50+60-70+80+90-100))	110	60,579	35,190
Other non-sales incomes	120	22,027	13,690
Other non-sales expenses	130	15,723	8858
Profit (loss) for accounting period (lines (110+120-130))	140	66,883	40,022
Profit tax	150	22,197	24,130
Distracted resources	160	30,743	5291
Undistributed profit (loss) for accounting period (lines (140-150-160))	170	13,943	10,601

Note: entries in column "For similar period of last year "

are in denominated roubles.

Head (signature) Chief Accountant (signature)

(Seal of VSMPA)

(Signature) (Seal of Analitik Express)

Confidential

INFORMATION TO REPORT ON FINANCIAL RESULTS AND THEIR USE (CONSOLIDATED)

			CODES
from 1 January, 1995, to 1 January, 1996		Date (year, month, day)	0710003
Organization	AOOT VSMPA	As per OKPO	07510017
Branch of industry (type of activity)	Metallurgical production	As per OKONKh	12130
Business organization form	Joint stock company	As per KOPF	16
Organ of state property management		As per OKPO	
Unit of measurement: thousand roubles		As per SOEI	0372
		Check sum	

1.Payments to budget

Indicator	Line code	Payable as per calculation	Actual payment
Property tax	300	12,628,497	7,041,338
Profit (income) tax	310	72,937,862	43,988,698
Right for use of mineral resources and releases (wastes) of contaminants to environment	340	129,326	46,263
Land tax (charge for land use)	350	595,271	312,507
Special tax	354	605,320	2,088,136
Value-added tax	355	7,476,463	9,607,699
Excise tax	356	50,658	43,752
Export customs dues	360	1,140,634	1,140,634
Import customs dues	365	135,853	135,853
Income tax	380	9,235,887	4,043,706
Transport tax	381	961,973	425,295
Other taxes	386	11,560,798	4,788,510
Economic sanctions	390	29,317,140	1,290,596

2.Costs and expenses

accounted for in profit tax calculation

Indicator	line code	actual for accounting period
Financial allocations for capital investments for production and non-production purposes	500	35,285,278
Research and development works And allocations to Russian Fund for Fundamental. Research and Russian Fund of Technology Development	510	1,839,346
Supporet to objects and institutions of health care, education, culture, sports, old-age boarding houses, children's day care centers, children's summer camps, dwelling houses	530	15,975,825

Charitable, ecological, health-care funds, public, invalids', religious organizations and other similar purposes	540		104,090
Resources allocated for redemption of bank credits	550		0
granted for capital investments financing	570		0
	580		0
	590		0

Head Chief Accountant

Appendix No. 12 to Issue Prospectus

Report on financial results of VSMPA Operation for 1 quarter of 1998

(according to Appendix 5 of Standards) is presented in the following Table:

Ord. No.	Indicator	line	Sum
1.	Profit (loss) for accounting period	10	107,458
2.	Management expenses	20	40,575
3.	Company expenses financed from profit left at the Company's disposal, consumption funds and social sphere	30	0
4.	Profit tax	40	22,197
5.	Payments to budget from profit	50	30,743
6.	Net profit	60	13,943

Director for Economy and Finance V.P.YACHMENEV (signature)
Chief Accountant T.V.NOVOSADOVA (signature)

(Seal of VSMPA)

(Signature)

(Seal of Analitik Express)



Appendix No. 13 to Issue Prospectus

CLOSE JOINT STOCK COMPANY "ANALITIK EXPRESS"

Auditor's Statement

In compliance with Contract No. C-112 of 30 April, 1998, signed between the auditing firm "Analitik Express" and Open Joint Stock Company "Verkhnaya Salda Metallurgical Production Association" (VSMPA), an au audit of the appended annual accounting reports of the for the first quarter of 1998 was carried out. The VSMPA executive organ was in charge of preparing the accounting reports.

Information about the auditing firm:
State Registration Certificate of ZAO "Analitik Express" No. 539688. INN 7732017012.
3, Gazetnyi pereulok, bl. 2, Moscow 103918, settlement account No. 40702810310200000309 at AB «MBS Orgbank», corr. account No. 30101810700000000598, BIK 044583598, Moscow.
Licenses Nos 005197, 009442, 013659 issued by the Ministry of Finance of the Russian Federation on 4 March, 1996, 13 March, 1997, and 8 April, 1998, respectively, for conducting general audit.
The following workers of ZAO "Analitik Express" took part in the audit: Yuri Gavrilovich Gritsum, Director; Alexander Andreyevich Postelnikov, auditor, auditor's qualification certificate No. 015749, issued on 31 October, 1996, by MF RF; Mikhail Yurievich Yegorov, auditor's qualification certificate No. 02342, issued on 14 October, 1995, by MF RF; auditor Alexander Ivanovich Yepifanov; auditor Julia Aleksandrovna Isaeva.

We carried out the audit in accordance with the Decree of the President of the Russian Federation No. 2263 of 22 December, 1993. The audit was so planned and conducted as to show with confidence that accounting reports carry no significant misrepresentations. The examination included sampling audit with a view to verify the numerical data and the comments contained in the reports. We believe that the audit carried out gives sufficient reasons for giving a positive judgement on the auditor's statement.

In our opinion, **the accounting reports appended to the present statement are recognized as trustworthy, i.e. as being duly prepared with a view to show in all significant aspects the assets and liabilities of the JSC "Verkhnaya Salda Metallurgical Production Association" as of 1 January, 1998, and the financial results of the Company operation for the 1st quarter of 1998,** proceeding from the Regulations for accounting and reporting in the Russian Federation approved by the Order of the Ministry of Finance of the Russian Federation No. 170 of 26.12.94 (with amendments and additions).

Director of auditing firm
"Analitik Express"
15 May, 1998 Yu.G.Gritsun

(Signature)
(Seal of Analitik Express)

Appendix No. 14 to Issue Prospectus

EXPLANATORY NOTE to Report for 1 quarter of 1998

1. General Information

1. Audit of financial and economic activity and reporting for 1997 was carried out by the firm "Analitik Express". Information about the auditing firm:
State Registration Certificate of AOZT "Analitik Express" No. 539688 INN 7732017012. Address: 3, Gazetnyi pereulok, bl. 2, Moscow 103918, Settlement account No. 40702810310200000309 at AB "MBS Orgbank", correspondent account No. 30101810700000000598 BIK 044583598, Moscow.

2. By order No. 974 of 31.12.97, the accounting policy for VSMPA was established for 1998; the principal regulations for accounting stated in the accounting policy have remained the same, except for the following sections:

a. Order of depreciation calculation:
- Capital assets:
For the newly acquired capital assets, depreciation deductions are made according to the "Regulations for Accounting", and "Accounting for capital assets according to Regulations for Accounting 6/97"

6. Order of funds formation:
In 1998, no funds and reserves are formed.
3. The consolidated accounting reports of VSMPA for the 1st quarter of 1998 was not made.

2. Additional Financial Information

1. Fixed assets.
The cost of capital assets as of 01.04.98 is given in the following table:

in million roubles

Name	Balance cost	Depreciation
Buildings	1,005,594	330,555
Structures	266,292	159,344
Transfer feed mechanisms	263,356	203,919
Machines and equipment	1,939,758	1,568,423
Transport	98,952	38,340
Instruments, production tools and implements	5853	4839
Other types of capital assets	158,177	69,764
TOTAL:	3,737,982	2,375,184

The results of capital assets revaluation carried out in compliance with **the rates of the State Committee for Statistics of the Russian Federation** are shown in the table below:

in million roubles

Name	As of 01.01.95				As of 01.01.96				As of 01.01.97			
	Before revaluation		After revaluation		Before revaluation		After revaluation		Before revaluation		After revaluation	
	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost	Balance cost	Depreciated cost
Total:	427,145	156,878	1,639,375	782,804	1,592,374	771,463	4,450,661	2,271,542	2,697,574	856,376	2,730,849	669,964
including principal type of activity	396,656	137,782	1,221,278	451,513	1,294,267	544,827	3,407,779	1,462,127	2,604,439	816,971	2,642,126	633,498
Non-production group of capital assets	30,489	19,096	418,097	331,291	298,107	226,636	1,042,882	809,415	93,135	39,405	88,723	36,466

Information about land has not been changed compared with that given in the Explanatory Note for 1997.

In view of the big volume, **the record of capital assets** is given in Appendices 1,2 to the present Explanatory Note for the 1st quarter of 1998 (the last quarter before taking the decision on securities issue).

Information on **construction in progress** is given in Appendix 3 to the present Explanatory Note.
Revaluation of construction in progress was carried out in compliance with **the rates of the State Committee for Statistics of the Russian Federation.**

Information about financial investments is completelyполностью identical to the data given in the Explanatory Note for 1997.

The cost of intangible assets of the Issuer as of 01.01.98 is listed on the table below:

Name	Balance cost	Depreciation
Right for use of natural resources	0.9	0.2
Licenses	194.0	46.0
Software	209.0	51.0
Right of ownership to industrial objects	0.6	0.4
Right for use of floor areas	309.0	-
Other	0.7	0.5
TOTAL:	714.2	98.1

The Issuer has **no participation in joint ventures.**

Information about low-value and fast-wearing items : account No. 12 – 76,392 roubles; account No. 13 – 54,057 roubles.

Cost of commodities shipped under contracts of supply as of 1.01.98, at release prices: 75,057,394 roubles 79 kop. **Cost of commodities shipped under contracts of consignment**, at release prices: 541,530 roubles.

Information on debts receivable and accounts payable, on cash resources is found in Appendices 5-14 to the present Explanatory Note.

The reserve for doubtful debts was not created.

Information on formation and use of reserve fund resources (thousand roubles)

Year	Allocated	Used	
1994	1,039,251	1,039,251	For dividends payment
1995	0	0	
1996	623,551	0	As of 1.04.98, was not used

The privatization fund for workers of the Company was not created.

No losses over the period of Issuer's activity were recorded.

Director for Economy and Finance V.P.YACHMENEV (Signature)
Chief Accountant T.V.NOVOSADOVA (Signature)

(Seal of VSMPA)

Attachment # 1
to Explanatory Note
for the 1st quarter of 1998

LIST OF FIXED ASSETS
as of April 1, 1998

101	005191	Flux section (warehouse)	273 536	01.05.65
101	003027	Accommodation room (2 floors)	114 093	01.12.61
101	026295	Showers	254 568	01.05.57
101	061453	Transforming substation building TP outhouse at the line A, rows 11-12	210 764	01.12.83
101	061469	Building of accommodation rooms of the ingot mechanical treatment shop	1 264 715	01.12.83
101	061472	Building of ingot mechanical treatment (shop 1)	6 398 943	01.12.83
101	000400	Building of Shop # 2, accommodation rooms included)	22 132 036	01.12.62
101	024097	Pickling section building	430 877	01.03.68
101	064686	Building # 32 with accommodation rooms	12 626 805	01.08.88
101	071739	KTP room	159 843	01.08.95
101	003748	Central showers	346 398	01.06.62
101	005487	Accommodation rooms of the Shop # 3-30 (outhouse of the production building)	1 766 766	01.12.65
101	008261	Shop accommodation premises	200 028	01.11.69
101	042241	Residential house # 8, building # 8 "Sosnovka"	199 736	01.06.70
101	043943	Residential house	72 847	01.11.84
101	000348	Accommodation room	787 032	01.12.62
101	005488	Pickling section building	118 795	01.12.65
101	026299	Residential house Balakino	70 349	01.01.66
101	063589	2 block-rooms in 2 floors	26 172	01.11.85
101	024835	Production premises	13 496 208	01.06.68
101	003426	Building of substation # 30 outhouse of building of the shop # 21	404 188	01.12.59
101	011352	Building of substation # 30A	614 768	01.11.72
101	013489	Building GPP-3	582 302	01.12.74
101	024148	Building of substation # 31 outhouse ofbuilding # 21	796 381	01.12.59
101	060562	Accommodation rooms building (outhouse of GPP-3)	562 336	01.03.83
101	061452	Distribution plant building GPP-3	806 750	01.12.83
101	024146	Building of substation (not operative)	26 202	01.09.35
101	002609	Transformer substation building # 7 outhouse, Shop # 31	427 947	01.01.32
101	002611	Transformer substation building # 31 outhouse, Shop # 1	183 805	01.12.42

101	004751	Transformer substation building # 16 outhouse, Shop # 4	242 917	01.12.57
101	008209	Transformer substation building # 10 outhouse, Shop # 2	199 192	01.10.69
101	024139	Transformer substation building # 2 outhouse, Shop # 4	166 901	01.03.42
101	024140	Transformer substation building # 10 outhouse, Shop # 4	85 613	01.03.42
101	024141	Transformer housings building	91 693	01.03.42
101	024142	Transformer substation building # 14 outhouse, Shop # 14	168 967	01.01.51
101	024143	Transformer substation building # 9	66 518	01.08.41
101	024144	Transformer substation building # 5 outhouse Shop # 8	69 339	01.12.42
101	024145	Transformer housings building	114 616	01.12.42
101	024147	Transformer substation building # 6 outhouse Shop # 31	219 213	01.10.58
101	026291	Transformer substation building # 15	299 674	01.03.34
101	026292	Transformer substation building # 3 outhouse Shop # 1	121 908	01.02.42
101	061076	Warehouse premises made of box units	16 835	01.10.83
101	006700	Main substation building # 1	1 392 588	01.11.67
101	006701	Premises for oil preparation	54 985	01.12.67
101	007489	Central distribution substation # 2	1 772 324	01.01.69
101	024229	Central distribution substation building # 1	1 559 057	01.12.71
101	028373	Transformer-oil system building	2 612 894	01.12.81
101	070291	Pump station building	399 877	01.12.93
101	024357	Boiler-house building # 3 (2 floors, Accommodation premises 4 floors)	7 442 366	01.12.59
101	064313	Acid warehouse building	375 965	01.12.86
101	064314	Salt warehouse building	310 107	01.12.86
101	014498	Garage for 5 cars (outhouse)	55 168	01.01.75
101	024353	Compressor station # 1 with external communications	1 729 594	01.12.68
101	024354	Building of compressor station # 3 (1-floor)	484 943	01.10.53



101	071011	Boiler building	1 296 685	01.12.93
101	071012	Building of complete transforming substation	75 554	01.12.93
101	071849	Building of the fuel pumphouse	125 294	01.12.95
101	006981	Building of substation # 17	155 044	01.07.68
101	013488	Building of boiler-house with inbuilt accommodation rooms	2 080 878	01.12.74
101	013490	Building of fuel pumphouse with a plate for heat exchanger	189 340	01.12.74
101	014218	Pumphouse of liquid agents	119 723	01.07.75
101	014222	Building of central heat point	1 309 335	01.07.75
101	065238	KTP building	83 574	01.12.88
101	065711	Building of boiler house	433 237	01.02.88
101	001881	Building of boiler-house # 2	2 432 571	01.12.44
101	006696	Warehouse of wet storage of salt	111 080	01.12.67
101	024396	Building of the central boiler house	3 790 000	01.12.67
101	014620	Compressor house	1 197 700	01.12.75
101	012590	Building of gas control point	51 587	01.12.73
101	014448	Building gas measurement point	27 736	01.11.75
101	019433	Building of gas control point # 4	52 900	01.12.77
101	021015	Building gas distribution point	60 614	01.02.79
101	024241	Building # 36 (gas-regulating station)	75 391	01.01.70
101	026166	Building of the gas distribution point	30 307	01.12.79
101	010086	Oxygen-filling station	425 329	01.09.71
101	064001	Building of the argon-filling station	1 086 951	01.06.86
101	024457	Locomotive depot	780 943	01.12.31
101	002782	Building of dispatch	31 604	01.01.43
101	004086	Accommodation premises	1 132 445	01.01.62
101	005508	Control point	127 456	01.12.66
101	008512	Weigher's booth	84 245	01.02.70
101	027576	Duty attendant's room	24 678	01.06.81
101	060303	Building of special cars garage	210 409	01.12.82
101	064227	Point of electric centralization switch operating gears	559 287	01.12.86
101	018559	Movable house	16 338	01.09.77
101	026520	Building of heating point for track service mounters	38 389	01.12.79
101	026521	Building of heating point for track service mounters	38 389	01.12.79
101	026522	Building of heating point for track service mounters	38 389	01.12.79
101	071953	Building of the crossing point, 1 floor.	23 917	01.03.96
101	024480	Accumulator room	50 689	01.03.74
101	008207	Building of spectral analysis laboratory	1 084 984	01.11.69
101	014621	Building of the central plant laboratory	6 472 884	01.12.75
101	003137	Building of the emulsion workshop	663 279	01.01.55
101	060950	Warehouse (block-room of 3 blocks) at the territory of Shop # 21, garage block	43 681	01.09.83
101	002019	Plant administration building	5 844 495	01.01.31
101	018562	Movable house	16 338	01.09.77

101	008998	Building of social organizations	5 789 614	01.06.70
101	041267	Building of the public food shop # 55	837 810	01.01.33
101	064508	Building (service-accommodation rooms of Shop # 13)	2 760 992	01.07.87
101	071389	Garage building, Moscow	52 135	01.09.94
101	071390	Service room (office), Moscow	190 820	01.09.94
101	014245	Equipment warehouse	7 233 838	01.10.75
101	018893	Block stockroom, building 13	7 286	01.12.77
101	020439	Block stockroom, building 13, repairs workshop	9 226	01.09.78
101	028357	Building of the smoke chamber, building 27	546 338	01.12.81
101	002018	Main building (shop # 46)	256 199	01.01.31
101	002022	Fire station (Parkovaya st., 4)	978 316	01.04.58
101	009462	Boiler-room of the fire station for 2 cars	36 286	01.04.70
101	019562	Fire station, production site "B"	2 458 805	01.12.77
101	026156	Foam formation warehouse	371 502	01.12.79
101	a02018	Main building (shop # 03)	10 928 400	01.12.31
101	b02018	Main building (Shop # 11)	237 333	01.12.31
101	в02018	Main building (Shop #13)	6 093 461	01.12.31
101	г02018	Main building (Shop #31)	12 830 003	01.12.31
101	д02018	Main building (Shop #01)	4 704 776	01.12.31
101	е02018	Main building (Shop #02)	4 686 274	01.12.31
101	з02018	Main building (Shop #04)	10 561 958	01.12.31
101	и02018	Main building (Shop #06)	543 895	01.12.31
101	002092	Medical point of the plant	4 187	01.05.58
101	018676	Fire depot at the territory of VPCh-23	200 946	01.09.77
101	л02018	Main building (Shop #08)	1 828 360	01.04.31
101	b02092	Medical point building (medical canteen)	155 256	01.12.58
101	в02092	Service premises of plant administration (medical point)	96 111	01.12.58
101	в18676	Fire depot at the territory of VPCh-23	776 425	01.09.77
101	г02092	Medical point building (service shop #12)	363 411	01.10.58
101	072020	Building of accommodation rooms, Shop #13	18 578	01.05.96
101	003070	Building of Shop #14	8 205 110	01.04.51
101	003071	Stock-room for chemicals	25 579	01.03.54
101	003072	Building of refrigerating plant	84 654	01.03.55
101	002020	Central entrance check-point	280 406	01.12.52
101	006526	Pointsman cabin	3 055	01.11.67
101	008845	Northern check-point with heating main	137 521	01.07.70
101	011450	Checkpoint # 2	53 426	01.08.72
101	012593	Sentry box	100 354	01.08.73
101	013570	Garage building	18 730	01.12.75
101	067270	Building of control check-point # 3	86 008	01.12.90
101	067271	Building of control check-point # 1	63 765	01.12.90
101	067272	Building of control check-point # 2	63 765	01.12.90

101	369227	Gas analyzer of combustion gas – combustion optimizer	11 444	01.12.70
101	071597	Garage building	4 213	01.05.95
101	006697	Building frame of the service rooms building	114 430 601	01.01.68
101	006768	Accommodation premises of the shop # 16	2 302 061	01.12.67
101	007223	Acid stock-houses of the shop # 16	2 997 313	01.10.68
101	009461	Outhouse 5 laboratory K and P and repairs workshop	603 416	01.12.70
101	010456	Office-accommodation premises of the shop # 16	1 837 920	01.12.71
101	010541	Building of PSU-1 (outhouse)	341 507	01.12.68
101	010542	Building of PSU-2 (outhouse)	341 507	01.12.68
101	010543	Building of PSU -3 (outhouse)	341 507	01.12.68
101	010544	Building of PSU -11 (outhouse)	975 598	01.12.68
101	010545	Building of PSU -12 (outhouse)	975 598	01.12.68
101	027579	Block-room	9 562	01.06.81
101	027580	Block-room	9 562	01.06.81
101	027581	Block-room	9 562	01.06.81
101	027582	Block-room	9 562	01.06.81
101	068994	Block-room	15 711	01.06.81
101	028149	Block-room	8 768	01.08.81
101	004938	Building of electric welding works, outhouse of woodworking shop	87 524	01.03.65
101	002023	Saw-shop	1 413 346	01.03.55
101	002024	Woodworking shop	1 374 386	01.05.54
101	002889	Transformer's kiosk	83 030	01.04.60
101	004733	Building of drying chambers	2 118 841	01.06.64
101	004935	Building of accommodation premises, showers outhouse	355 476	01.04.64
101	009488	Finished product warehouse	343 537	01.02.71
101	010671	Garage for cars, tractors, electric cars parking	155 513	01.01.72
101	011885	Warehouse for carpenter's finish storage	49 699	01.02.73
101	013386	Showers outhouse	157 230	01.01.76
101	013942	Checkpoint	9 626	01.07.75
101	018651	Packing building	536 070	01.12.77
101	024004	Drying chambers	163 631	01.03.60
101	024021	Carpenter's workshop	297 837	01.04.60
101	060347	Block room	6 799	01.12.82
101	060348	Block room	6 799	01.12.82
101	060349	Block room	6 799	01.12.82
101	060350	Block room	6 799	01.12.82
101	060351	Block room	6 799	01.12.82
101	060352	Block room	6 799	01.12.82
101	060353	Block room	6 799	01.12.82
101	060354	Block room	6 799	01.12.82

101	060355	Block room	6 799	01.12.82
101	060356	Block room	6 799	01.12.82
101	066697	Garage	28 889	01.09.93
101	070800	Woodworking shop building	140 169	01.09.93
101	001880	Building of boiler house 1 (accommodation premises of the shop)	1 000 687	01.12.35
101	002534	Building of the casting shop	4 980 191	01.04.41
101	002538	Building of generator for smelting furnace	103 711	01.03.60
101	011419	Outhouse for refractory casting	356 627	01.12.73
101	M03041	Building # 1	142 783 244	01.08.60
101	004666	Pump-station of spraying water supply	316 885	01.06.63
101	004916	Building of control check point	750 792	01.07.64
101	005483	Building of oil storage	137 209	01.05.65
101	007930	Building of pump-house of fuel storage	524 590	01.12.65
101	024810	Administration-accommodation building	3 690 630	01.06.63
101	026638	Oxygen warehouse, building 1	9 565	01.06.80
101	028218	Service room built in box units	8 028	01.12.81
101	028219	Service room built in box units	8 028	01.12.81
101	028220	Service room built in box units	8 028	01.12.81
101	028221	Service room built in box units	8 014	01.12.81
101	067269	Building of the western checkpoint, building # 62	994 444	01.12.90
101	071638	Outhouse building # 1 (for warehouses)	9 574 064	01.05.95
101	071854	Building of the warehouse for copper storage	2 254	01.01.96
101	071855	Building of the stockroom for tools storage	02 7	01.01.96
101	071856	Building of the tools storeroom	02 3	01.01.96
101	071857	Building of the warehouse for copper storage	1 863	01.01.96
101	071858	Building of accommodation rooms for foremen	0 02	01.01.96
101	071859	Building of accommodation rooms for controllers	4 686	01.01.96
101	071860	Building of accommodation rooms for transport workers	4 686	01.01.96
101	014244	Building 8B	44 325 724	01.10.75
101	021732	Accommodation premises of the building 8b (administration outhouse)	392 938	01.09.79
101	026482	Block-room	6 098	01.06.80
101	026483	Block-room	6 098	01.05.80
101	026484	Block-room	6 098	01.05.80
101	060126	Block-room	3 862	01.12.82
101	060127	Block-room	3 862	01.12.82
101	060128	Block-room	3 862	01.12.82
101	060129	Block-room	3 848	01.12.82
101	061206	Block-room	10 805	01.12.83
101	061207	Block-room	10 805	01.12.83
101	061208	Block-room	10 805	01.12.83

101	061209	Block-room	10 805	01.12.83
101	061476	Accommodation premises building 8G	2 263 485	01.12.83
101	007475	Room for roentgen control in the building of shop # 13	570 887	01.01.69
101	067277	Laboratory of the building # 2	240 621	01.12.90
101	014820	Building of the warehouse of new production	523 010	01.12.74
101	009852	Laboratory of isotopes (former boiler house building)	275 915	01.06.71
101	a03748	Service premises	368 990	01.06.62
101	026925	Refractory warehouse	1 925 424	01.09.80
101	027255	House wagon VO-10	27 138	01.01.81
101	061023	Warehouse (Block-room)	18 502	01.09.83
101	002034	Central warehouse # 1	637 639	01.01.44
101	002043	Accommodation premises	74 871	01.01.43
101	004270	Warehouse of titanium sponge	1 341 535	01.01.63
101	010649	Building of oil storage	5 359 700	01.11.71
101	071778	Warehouse of alluminium ingots	642 057	01.11.95
101	060313	Building for equipment storage	3 423 915	01.12.82
101	071357	Special working clothes warehouse	714 744	01.08.94
101	002036	Warehouse of government reserves	1 227 019	01.06.68
101	002041	Warehouse of sanitary equipment	41 218	01.06.43
101	005272	Warehouse # 2 (auxiliary materials)	100 644	01.06.56
101	005273	Warehouse of vapour, water, gas fittings	76 326	01.06.56
101	005670	Warehouse electric installment materials	377 242	01.09.66
101	002031	Office of the fuel warehouse	44 697	01.06.45
101	002046	Warehouse of varnishes and paints	128 503	01.06.68
101	002049	Warehouse of magnium	24 956	01.06.83
101	002059	Accommodation room of the fuel warehouse	73 004	01.06.43
101	005275	Warehouse of oil in barrels	15 469	01.06.56
101	009454	Warehouse of containers	777 058	01.06.70
101	010440	Section warehouse	567 066	01.06.68
101	013507	Warehouse of toxic substances	853 515	01.06.68
101	021234	Warehouse buildings	1 039 682	01.06.68
101	027446	Wagon-dormitory	20 000	01.06.81
101	027447	Wagon-dormitory	27 138	01.06.81
101	072073	Accommodation premises of the shop # 26	126 129	01.06.96
101	006823	Laundry	627 212	01.06.68
101	005346	Kiosk of the case # 3	7 698	01.04.66
101	009460	Autogarage for 150 cars with inbuilt accommodation premises	2 852 725	01.12.70
101	010620	Garage for special cars	919 383	01.12.71
101	020962	Room of the blacksmith – smelting section	129 173	01.02.79
101	026636	Block room	6 110	01.06.80
101	026637	Block room	6 098	01.06.80
101	028872	Parking for electric cars for 20 places	2 165 903	01.08.82

101	063999	Building of the closed car wash	825 384	01.06.86
101	069312	Building for cars repairs	695 050	01.10.92
101	071997	Garage for 15 cars	259 001	01.04.96
101	011039	Building of hot-air generator stations	57 033	01.06.72
101	064778	Building of administration of cleaning installations shop # 29, site A	666 955	01.03.88
101	072005	Building of the checkpoint of shop # 29	43 048	01.09.68
101	016799	Building of the artesian pump station	375 001	01.12.76
101	016833	Building of the pump station (near the accommodation premises oof the shop # 21)	794 618	01.12.76
101	019963	Chlorination building	172 613	01.06.78
101	000185	Shop checkpoint building	19 930	01.06.58
101	M24757	Mechanical workshop building	359 359	01.06.58
101	M28848	Garage building	572 475	01.07.82
101	M64453	Metallic garage at the site of accommofation waist disposal installments	6 970	01.06.87
101	004062	Flowmeter room and underground chamber	16 269	01.05.62
101	014525	Metalworker's workshop (outhouse) at the fire station building	31 226	01.12.75
101	060561	Room of the breakdown reconstruction section, shop # 29	234 624	01.03.83
101	063950	Block rooms, 4 (fire station)	40 468	01.04.86
101	M01886	Pump station building (1 raise)	604 390	01.04.35
101	M04805	Garage (former boiler house)	61 863	01.04.64
101	M04943	Warehouse of chlorine and ammonia	108 509	01.04.64
101	M04952	Filtring station	1 350 096	01.04.64
101	M07100	Boiler house building, 2nd stage	172 659	01.03.71
101	M09008	Chlorination station building	548 680	01.11.71
101	M10574	2-floors filtring station	4 709 116	01.11.71
101	M21897	Building of pump station 1 raise of the Isinskiy hydrosystem	359 875	01.07.79
101	M24355	Filtring station building and accommodation premises	687 882	01.05.36
101	M24384	Distribution device building	129 173	01.06.64
101	024391	Pump station of the 1st raise of the industrial water-supply	1 875 829	01.07.68
101	070233	Residential house within the complex of Isinskiy hydrosystem	17 101	01.02.93
101	003143	Flame cutoff room	40 345	01.01.61
101	004939	Showers building of the shop # 31 (outhouse) for 7 cabins	434 718	01.01.64
101	005344	Building # 19 (with inbuilt furnaces and substations)	4 588 479	01.01.65
101	005758	Special room for technical stores	33 365	01.01.66
101	021233	Accommodation premises building of the department # 5	179 345	01.01.79
101	026243	Accommodation premises of the shop # 31	694 547	01.01.69
101	006338	Building of KTP-6, outhouse to the building on axes E 6 row 48	33 071	01.12.69

101	007903	Converter substation building on axes rows 11-18	11 271 551	01.09.69
101	008346	Building of KTP-7 (outhouse to the building 8 on axes 6 row 53)	33 071	01.12.69
101	008435	Frame of the building # 8 (Shop #32)	3 663 491	01.12.69
101	008446	Frame 8"A"	1 263 177	01.12.83
101	009463	Underground passage between buildings 8 and 8a	294 898	01.12.70
101	010458	Convertor substation building of the building 8 on axes B-AO	8 229 121	01.12.71
101	018831	Transformer station building, substation 13	12 778	01.06.71
101	019537	Accommodation premises with ventilated cellar on axes AO2-D2	1 183 821	01.09.69
101	027120	Building 8B (accommodation premises)	4 425 127	01.12.80
101	028789	Block-room	7 803	01.06.82
101	061651	Block-room	6 480	01.05.84
101	061652	Block-room	6 480	01.05.84
101	063187	Building 90	21 904 740	01.12.84
101	063424	Block-room of the service rooms of electricians, energy specialists	42 108	01.07.85
101	a08435	Frame of the building # 8 (Shop #32)	51 089 921	01.12.69
101	a08446	Frame of the building # 8a	13 144 398	01.12.69
101	b08435	Frame of the building # 8 (Shop # 10)	802 718	01.12.69
101	b08446	Frame of the building # 8a	27 118 374	01.12.69
101	д08435	Frame of the building # 8 (Shop # 22)	891 913	01.12.69
101	001665	Building	1 252 118	01.06.55
101	061025	Warehouse rooms	14 574	01.10.83
101	009001	Accommodation premises of the building # 7	2 630 417	01.08.70
101	009465	Building of the Shop # 35 (building #7)	3 957 236	01.06.70
101	a09465	Building of the Shop # 35 (building # 7 Shop #05)	6 612 801	01.05.70
101	b09465	Building of the Shop # 35 (building # 7 Shop #24)	236 782	01.05.70
101	в09465	Building of the Shop # 35 (building # 7 Shop #06)	1 601 561	01.05.70
101	д09465	Building of the Shop # 35 (building # 7 Shop #35)	12 215 207	01.07.70
101	e09465	Building of the Shop # 35 (building # 7 Shop #12)	1 653 313	01.07.70
101	009377	OUTHOUSE FOR THE FORMING PREMISES	22 730	01.06.70
101	012577	COMPRESSOR STATION (FRAME WITH LIGHTING)	756 201	01.06.73
101	012580	BUILDING OF THE LAYER REFRIGERATORS	757 243	01.06.73
101	012581	EXPANDED CLAY WAREHOUSE	473 575	01.06.73
101	012586	FRAME OF THE ANNEALING SHOP WITH LIGHTING, FURNACE SECTION AND SMOKE CHIMNEY	1 805 788	01.06.73
101	012587	FRAME OF THE SHLECKER SHOP WITH LIGHTING	4 102 192	01.06.73
101	012596	ADDITIONS STORAGE	431 501	01.06.73
101	013123	3-FLOOR ADMINISTRATION-ACCOMMODATION BUILDING, COMPANY P/B A-1486	2 492 895	01.06.74

101	013498	BUILDING OF THE CONCRETE-SOLUTION UNIT DSK	1 707 041	01.06.74
101	014287	GROUND-BASED WAREHOUSE FOR COMBUSTING AND LUBRICATING MATERIALS STORAGE, VERTICAL LAY-OUT	29 689	01.10.75
101	014465	Checkpoint # 1	28 125	01.11.75
101	014466	Checkpoint # 2	28 125	01.11.75
101	014619	MAIN BUILDING OF DSK	18 545 026	01.12.75
101	020836	WAREHOUSE OF COMBUSTING AND LUBICATING MATEIRALS KOBD COMBINAT	104 294	01.12.78
101	020837	AUXILIARY WAREHOUSE PREMISES of KOBD	125 157	01.12.78
101	021797	CONTROL CHECK POINT (ASPHALTIC CONCRETE PLANT)	14 669	01.09.79
101	021799	ACCOMMODATION PREMISES (ASPHALTIC CONCRETE PLANT)	193 608	01.09.79
101	026289	ROOM FOR TRANSFORMERS USED AS WAREHOUSES)	83 593	01.12.79
101	028555	WAREHOUSE FOR CARPENTER'S FINISH STORAGE KOBD	108 399	01.03.82
101	060310	CLOSED WAREHOUSE	5 495 199	01.12.82
101	061471	4-FLOOR SERVICE-ACCOMMODATION BUILDING WITH SPECIAL CELLAR	3 929 234	01.12.83
101	063192	BUILDING # 2 IN AXES A-G ROW 1-14 (Shop #37)	52 962 072	01.12.84
101	063184	BUILDING FOR RU-10 KW	465 032	01.12.84
101	007200	Combined single container KSO-1	26 358	01.06.68
101	011427	Garbage heap controllers cabin	16 550	01.06.72
101	020462	Block-room (watch-box)	5 207	01.09.78
101	004937	Warehouse for construction materials storage	56 662	01.06.64
101	004968	Production-service building	1 145 355	01.06.40
101	011935	Garage for five cars at the territory of the shop 40	182 183	01.06.73
101	011967	Building of the workshop and blacksmith spareparts warehouse at the territory of the shop # 40	93 934	01.06.73
101	012426	Parking garage (for 6 cars) ST-2401, 2402, 2403	361 436	01.06.74
101	020570	Block-room (oil storage warehouse), at the territory of the shop # 40	9 177	01.10.78
101	024343	Parking garage for 6 cars	746 696	01.12.75
101	064097	Residential wagon	26 278	01.09.86
101	064098	Residential wagon	32 401	01.09.86
101	005668	Repairs workshop building of the shop # 20	92 915	01.06.66
101	005669	Building of the warehouse of titanium wastes of the shop # 20	612 086	01.06.66
101	011173	RESIDENTIAL HOUSE PER 2 FLATS WITH YARD BUILDINGS AT THE NEW AERODROME	61 514	01.06.73
101	016790	SERVICE-PASSANGERS BUILDING AND THE PUMP STATION OF THE AERODROME	449 621	01.12.76
101	063421	SPARE PARTS WAREHOUSE	25 894	01.06.85
101	069226	Expedition Building, site "B" of the commercial goods shop	1 546 669	01.11.93

101	070858	3-floor extended building of accommodation premises	206 784	01.10.93
101	064297	Complete for production of discs of supporting rollers	5 345 475	01.12.86
101	071741	SECTION OF FERRO-TIANIUM PROBES PREPARATION FOR ANALYSIS	118 219	01.08.95
101	044136	SHOP "BOOKS-SOYUZPECHAT"	165 580	01.01.92
101	027138	Medical point – Heat point	65 191	01.09.93
101	042537	Building of the furniture shop	10 263	01.09.93
101	042600	Building of assembly shop	97 557	01.09.93
101	070797	Building of the plant management	32 064	01.09.93
101	070798	Vegetable store	13 214	01.09.93
101	070799	Pigsty building	24 028	01.09.93
101	070802	Warehouse	19 429	01.09.93
101	070803	Building of the control check point	3 211	01.09.93
101	070806	Ice-house	2 442	01.09.93
101	071061	Building of the boiler house	19 513	01.09.93
101	071474	MOVABLE CUTTING ROOM	8 482	01.12.94
101	071475	MOVABLE CUTTING ROOM	8 482	01.12.94
101	071476	MOVABLE CUTTING ROOM	8 482	01.12.94
101	071477	MOVABLE CUTTING ROOM	8 482	01.12.94
101	071478	Movable cutting room	8 482	01.12.94
101	071479	Movable cutting room	8 482	01.12.94
101	071719	MOVABLE CUTTING ROOM	7 281	01.07.95
101	071720	MOVABLE CUTTING ROOM	7 281	01.07.95
101	071999	Building of local waste discharge installments	763 163	01.04.96
101	020833	PRODUCTION WORKSHOPS AND ACCOMMODATION PREMISES OF PNU, 1ST STAGE	1 558 412	01.12.78
101	071433	CUTTING ROOMS	2 330	01.11.94
101	071434	CUTTING ROOMS	2 330	01.11.94
101	071435	CUTTING ROOMS	2 330	01.11.94
101	071436	CUTTING ROOMS	2 330	01.11.94
101	071437	CUTTING ROOMS	2 330	01.11.94
101	071438	CUTTING ROOMS	2 330	01.11.94
101	071439	CUTTING ROOMS	2 330	01.11.94
101	071986	MOVABLE CUTTING ROOM	2 925	01.04.96
101	071987	MOVABLE CUTTING ROOM	2 925	01.04.96
101	071703	Building of the transformer substation	26 418	01.07.95
101	002356	Carpenter's workshop	166 224	01.01.37
101	007093	Warehouse of combusting materials	61 882	01.01.69
101	009451	Room for maintenance of construction mechanisms and transport	94 116	01.01.71
101	018561	Movable house	14 807	01.01.77
101	061610	Garage	11 781	01.01.84
101	061611	Garage	11 781	01.01.84
101	063573	Warehouse	58 008	01.10.85

101	063574	Duty premises	8 270	01.10.85
101	044260	Movable buildings	27 274	01.12.93
101	044261	Movable buildings	27 274	01.12.93
101	044262	Movable buildings	27 274	01.12.93
101	067255	Metallic combined garage	9 588	01.12.90
101	071500	Technical maintenance station for repairs and maintenance of cars	516 214	01.10.95
101	071742	10 garages/station of technical maintenance of cars	212 431	01.10.95
101	026330	Warehouse building	258 429	01.12.79
101	069933	Accommodation town microdistrict "B"	348 733	01.11.92
101	071818	Mobile building "KUB-M"	2 036	01.12.95
101	071895	Warm autotransport parking building	478 534	01.01.96
101	024395	Warehouse of foam powder for fire-fighting	27 737	01.12.67
101	006711	Building of the pump station of water circulation of the shop # 16	812 417	01.10.68
101	004217	Drainage pump station for 2 aggregates	127 575	01.11.63
101	007103	Lime warehouse	1 933 164	01.09.68
101	007120	Cleaning block with accommodation premises and inbuilt substation	5 424 086	01.09.68
101	007122	Subdivision department with conveyor gallery and inbuilt transformer substation	1 418 768	01.09.68
101	007124	Department of division of reservoirs of the dump collectors (oil system)	93 677	01.09.68
101	064756	Pump-airpiping station in the drainage installments, shop # 29	398 025	01.03.88
101	064759	Control panel of the drainage installments, chop # 29	27 625	01.03.88
101	064760	Neutralizers of wastes of the drainage installments, shop # 29, site A	1 299 237	01.03.88
101	016797	Building of the drainage pump station	774 910	01.12.76
101	016798	Building of the water circulation station	521 438	01.12.76
101	026646	Building # 22 of production waste disposal system	2 678 220	01.01.80
101	027127	Production waste disposal system	2 281 593	01.12.80
101	066354	Drainage pump station	3 840 326	01.12.89
101	000191	Boiler house building	381 155	01.09.58
101	000192	Transformer substation building	180 001	01.05.54
101	M24756	Office-laboratory	219 618	01.07.58
101	M24759	Pump station (with the control chamber)	113 579	01.07.58
101	M24760	Chlorination and pump station	291 167	01.07.58
101	M24770	Turbocompressor station	560 591	01.07.58
101	M26232	Railing building	165 583	01.07.58
101	M27810	Boiler house building	717 335	01.07.81
101	031997	Drainage pump station # 5	219 250	01.03.92
101	M60345	Building of the shop of mechanical dehydration	6 620 461	01.12.82
101	M61462	Building of the pump station # 3 with pumplines	397 872	01.12.83
101	M62888	Building of the pump station of the wet sediment	540 387	01.09.84
101	M62889	Building of the railings and crushers with pipelines	53 276	01.08.84

101	м62893	Building of the laboratory	252 193	01.08.84
101	м62934	Discharge station	692 666	01.11.84
101	м63182	Building of the chlorination station	1 255 976	01.12.84
101	001884	Building of the pump station of water circulation # 1	92 740	01.08.32
101	004826	Building of the pump station of water circulation	1 258 121	01.09.62
101	001885	Building of fire station (one floor)	73 858	01.07.37
101	м09005	Pump station production discharges swap	304 483	01.11.71
101	024339	Building 41 (pump station of the water circulation system 8A, transformer substation)	5 511 419	01.03.75
101	041268	Garage in the Urals State Techcnial University	46 967	01.01.67
101	041269	Laboratory building # 2 in the Urals State Technical University	1 127 533	01.01.62
101	041270	Laboratory building # 3 in the Urals State Technical University	372 879	01.12.59
101	041271	Laboratory building # 4 in the Urals State Technical University	366 978	01.12.57
101	041272	Study building of the general technical facultee of the Urals State Technical University	2 998 261	01.12.69
101	000034	Building of the woodworking shop	19 114	18.09.93
101	072380	40-foot container	14 680	16.09.96
101	072381	40-foot container	14 680	16.09.96
101	072426	Metallic container	10 359	16.09.96
101	072427	Metallic container	14 680	16.09.96
101	072428	Metallic container	14 680	16.09.96
101	072429	Metallic container	14 680	16.09.96
101	072430	Metallic container	14 680	16.09.96
101	072431	Metallic container	14 680	16.09.96
101	072392	Metallic container	14 680	16.09.96
101	072393	Metallic container	14 680	16.09.96
101	072385	Metallic container	14 680	16.09.96
101	072386	Metallic container	14 680	16.09.96
101	072410	Metallic container	14 680	16.09.96
101	072411	Metallic container	14 680	16.09.96
101	072412	Metallic container	14 680	16.09.96
101	072459	Post booth	24 948	17.09.96
101	072457	Post booth	24 948	17.09.96
101	072458	Post booth	24 948	17.09.96
101	072492	Metallic storeroom	6 607	17.10.96
101	072481	Laboratory for definition of gas within metals	396 706	17.10.96
101	072495	Building of KTP of the building # 45	281 578	17.10.96
101	072525	Building of control check point	164 663	27.11.96
101	072540	Mounting-dismounting warehouse at the site B	608 321	28.12.96
101	072555	Administration-accommodation building	1 268 966	31.01.97
101	a63192	Building 2 (Shop # 23)	4 789 228	01.12.84
101	b63192	Building 2 (Shop # 13)	6 309 523	01.12.84

101	в63192	Building 2 (Shop # 41)	2 728 705	01.12.84
101	072548	Garage	28 576	31.01.97
101	061475	Building of the Shop # 38	13 067 292	01.12.83
101	061117	Administration-accommodation building	2 105 684	20.10.83
101	072606	Post booth	15 585	31.03.97
101	072607	Post booth	15 585	31.03.97
101	072608	Post booth	15 585	31.03.97
101	072609	Post booth	15 585	31.03.97
101	072610	Post booth	15 585	31.03.97
101	072611	Post booth	15 585	31.03.97
101	072612	Post booth	15 585	31.03.97
101	072613	Post booth	15 585	31.03.97
101	072614	Post booth	15 585	31.03.97
101	072615	Post booth	15 585	31.03.97
101	a27127	Production waste disposal plants (Shop # 49)	3 324 286	01.12.80
101	072651	Weigher booth	35 689	28.04.97
101	072652	Building of the garage with service-accommodation premises	381 943	28.04.97
101	072653	Building of pump swap of diesel fuel	68 984	28.04.97
101	072654	Building of sand drying station	62 797	28.04.97
101	072655	Building of scaffold workers	64 187	28.04.97
101	072656	Building of the garage of electric cars with a trestle	66 205	28.04.97
101	072644	KTP building # 4E	617 399	28.04.97
101	072665	Temporary customs warehouse	40 670	23.05.97
101	072603	Accommodation building	1 333 304	30.05.97
101	072672	Pump station of the building # 45	169 259	30.05.97
101	072741	Ti cuttings steeloscope analysis room	133 686	29.08.97
101	072786	20-foot container	10 057	29.10.97
101	072781	40-foot container	14 252	29.10.97
101	072782	40-foot container	14 252	29.10.97
101	072783	40-foot container	14 252	29.10.97
101	072784	40-foot container	14 252	29.10.97
101	072785	40-foot container	14 252	29.10.97
101	072745	40-foot container	14 252	29.10.97
101	072746	40-foot container	14 252	29.10.97
101	072788	Administration-accommodation building # 4E in axes 1c-9c	3 579 268	31.10.97
101	072816	Building # 4E	13 085 939	30.11.97
101	072815	Militia base station	171 920	30.11.97
101	072791	Post booth	12 570	30.11.97
101	072818	Foreman's office	20 000	30.11.97
101	Д02356	Carpenter's workshop	251 533	29.10.97
101	072830	Movable workshop	13 862	30.12.97
101	072831	Movable workshop	13 862	30.12.97

101	072790	40-foot container	14 252	30.12.97
101	072844	Administration-accommodation building	1 699 936	30.12.97
101	072814	Administration-accommodation premises	329 807	30.12.97
101	a72816	Building 4E	12 487 435	30.11.97
101	072882	Accommodation premises of the Shop # 14	897 873	01.04.51
101	a72882	Laboratory of non-destructive methods	274 285	01.04.51
101	072883	Accommodation premises of the building 8B	965 382	01.10.75
101	072875	Garage and Shop # 44	21 000	31.03.98
101	b14244	Finished product warehouse (Shop # 13)	140 123	01.10.75
101	в14244	Finished product warehouse (Shop # 13)	233 539	01.10.75
101	a61476	Accommodation building # 8G (Shop # 28)	79 294	01.12.83
101	b61476	Accommodation building 8G (Shop # 10)	60 071	01.12.83
101	a14245	Section of mounting of double-glazed windows and magnetron glass sputtering	5 228 872	01.10.75
101	072888	40-foot container	8 333	28.04.98
101	072910	Garage	12 200	29.04.98
101	004086	Accommodation premises	1 132 445	01.01.62
101	a04086	Accommodation premises	96 108	01.01.62
101	a14244	Building 8B	2 008 436	01.10.75

102	013565	Trestle	528 851	01.02.75
102	070854	Collector-tank	40 398	01.11.93
102	070855	Collector-tank	40 398	01.11.93
102	070856	Collector-tank	40 398	01.11.93
102	070857	Collector-tank	40 398	01.11.93
102	020168	Smoke removal system	833 696	01.12.78
102	009055	Site for die blocks	526 231	01.09.70
102	020976	Noise-killer	38 187	01.12.78
102	м64163	Deepened separately standing warehouse	3 732 166	01.11.86
102	060140	Under-crane trestle	84 263	01.12.82
102	023708	Reservoir # 1 for breakdown oil discharge in the building 8A CRP-2	35 722	01.09.69
102	004684	Smoke chimney	361 686	01.10.63
102	012549	Fuel boiler house # 3	546 889	01.12.73
102	024363	Smoke chimney	252 927	01.11.59
102	031626	Reservoir for petroleum and mineral oils	601 800	01.12.86
102	060307	Fuel reservoir for 2000 cubic meters	697 984	01.12.82
102	064295	Ferroconcrete smoke chimney	1 353 143	01.12.86
102	032300	Tank	57 072	01.12.95
102	032301	Tank	57 072	01.12.95
102	032302	Waist disposal plants	86 870	01.12.95
102	071010	Smoke chimney	25 212	01.12.93
102	013492	Reservoir # 1 for 2000 cubic meters with 2 chambers of grand-based control	406 549	01.12.74
102	013493	Reservoir # 1 fpr 2000 cubic meters with 2 chambers of grand-based control	406 549	01.12.74
102	013494	Trestle of fuel discharge with technological pipelines	177 178	01.12.74
102	013501	With gas flue	808 751	01.12.74
102	013503	Reservoir # 3 for 1000 cubic meters with 2 chambers of grand-based control	240 494	01.12.74
102	031627	Reservoir for petroleum and mineral oils for 2000 cubic meters	605 914	01.12.86
102	031628	Reservoir for petroleum and mineral oils for 2000 cubic meters	605 924	01.12.86
102	003394	Smoke chimney H 45	266 979	01.12.61
102	004681	Smoke chimney	266 979	01.12.63
102	006702	Smoke chimney	346 604	01.12.67
102	006770	Fuel site	3 915 627	01.12.67
102	031307	Transport reservoir of liquid oxygen (TRGK-7M)	98 388	01.07.86
102	031310	Transport reservoir of liquid oxygen (TRGK-7M)	98 388	01.07.86
102	064000	Pump station	28 053	01.06.86
102	007725	Cistern for fuel storage	27 488	01.05.69
102	012284	Reservoir	34 671	01.06.73
102	003391	Railway track # 13	449 573	01.12.62
102	004640	Approach way # 10	443 203	01.11.63

102	012562	Railway ro the fuel storage of the boiler house# 3	125 290	01.12.73
102	013336	Railway track	649 536	01.10.74
102	013428	Checker trestle	79 324	01.06.41
102	020827	Railway track to burnt ground dump	722 811	01.12.78
102	021728	Railway track of the asphalt-concrete plant	713 466	01.07.79
102	022008	Railway track of the open trestle	511 925	01.09.79
102	022023	Railway unloading trestle and railway track	615 264	01.11.79
102	024000	Railway tracks "Park # 1"	5 575 220	01.12.28
102	024001	Railway tracks "Park # 2"	5 545 902	01.12.28
102	024002	Railway tracks "Park # 3"	4 774 309	01.12.28
102	024003	Railway tracks to the concrete station	13 416 786	01.12.28
102	026153	Railway track # 2	627 632	01.12.79
102	027105	Railway track	290 885	01.12.80
102	027249	Railway track # 1	415 357	01.01.81
102	027254	Railway track # 8	249 879	01.01.81
102	060344	Railway track	361 216	01.12.82
102	061463	Railway track # 12	340 255	01.12.83
102	061478	Approach railway track	238 701	01.12.83
102	061479	Approach railway track	206 640	01.12.83
102	063460	Railway track # 11	228 222	01.07.85
102	063728	Approach railway track	249 487	01.12.85
102	064293	Railway track # 10	340 255	01.01.86
102	064296	Railway track # 3	609 003	01.01.86
102	072322	Track # 19, shop # 37	334 145	01.12.84
102	030273	Metallic searchlight masts # 5 and # 6	146 059	01.02.77
102	071499	Fencing of the black scrap processing section	36 561	01.12.94
102	M14243	Deepened separately standing warehouse	2 527 180	01.09.75
102	021418	Sculpture-semifigure of V.I. Lenin	71 602	01.05.79
102	009101	Construction built for centunary from the birth date of V.I. Lenin	248 794	01.11.70
102	M27153	Deepened separately standing warehouse A-3	2 470 184	01.12.80
102	060735	Sculpture in honour of the 50-th anniversary of the plant administration building square	559 901	01.05.83
102	012592	Unloading footlight of the complete # 5	101 024	01.12.73
102	016043	Site of the open warehouse of the building # 5	1 781 981	01.10.76
102	020839	Open site for equipment # 2,3,4	415 046	01.12.78
102	028356	Fencing of the building # 27	97 121	01.12.81
102	009825	Ferro-concrete trestle	57 161	01.07.71
102	001036	Plant territory fencing	3 351 745	01.06.42
102	067268	Ferro-concrete fencing	2 899 348	01.12.90
102	006677	Cistern for nitrogen acid storage	101 445	01.12.68
102	006678	Cistern for nitrogen acid storage	101 445	01.12.68
102	006681	Cistern for sulphuric acid storage	51 980	01.12.68
102	006682	Cistern for sulphuric acid storage	51 980	01.12.68

102	006683	Cistern for sulphuric acid storage	51 980	01.12.68
102	006684	Cistern for sulphuric acid storage	51 980	01.12.68
102	006685	Cistern for sulphuric acid storage	51 980	01.12.68
102	006686	Cistern for sulphuric acid storage	51 980	01.12.68
102	024387	Discharge trestle	14 604	01.12.68
102	070369	Collection tank	27 224	01.11.93
102	070843	Collection tank	35 782	01.11.93
102	070844	Collection tank	35 782	01.11.93
102	070845	Collection tank	35 782	01.11.93
102	070846	Collection tank	35 782	01.11.93
102	м61468	Deepened warehouse A-7	3 447 554	01.12.83
102	070754	Collection tank	34 343	01.11.93
102	070847	Collection tank	34 343	01.11.93
102	070848	Collection tank	34 343	01.11.93
102	070849	Collection tank	34 343	01.11.93
102	071763	Warehouse of rolls and spare parts	556 998	01.10.95
102	026653	Rate reservoir	104 982	01.12.81
102	006256	Undercrane track	479 727	01.04.67
102	012256	Wooden fence	44 771	01.06.74
102	020826	Loading-unloading site and undercrane tracks	827 286	01.12.78
102	004682	Black metals warehouse	601 736	01.07.63
102	005398	Concrete roads at the territory of the shop # 21	1 929 137	01.11.60
102	005480	Site for storage of stamps near the full gantry crane	146 316	01.08.63
102	005481	Railway track of the full gantry crane	328 630	01.07.63
102	016801	Smoke chimney # 1 with the system of chimney flues	544 245	01.12.76
102	020857	Open trestle, building 1	1 414 533	01.12.78
102	030587	Smoke chimney # 2	544 245	01.09.80
102	008002	Reservoir of breakdown discharge	73 086	01.12.65
102	011473	Smoke chimney	413 115	01.09.65
102	020824	Smoke chimney # 3	799 403	01.12.78
102	060343	Passage cable tunnel	1 598 016	01.12.82
102	010750	Reservoir V=75 cubic meters	39 150	01.12.71
102	010751	Reservoir V=75 cubic meters	39 150	01.12.71
102	010752	Reservoir V=75 cubic meters	39 150	01.12.71
102	010753	Reservoir V=75 cubic meters	39 150	01.12.71
102	010754	Reservoir V=75 cubic meters	39 150	01.12.71
102	010755	Reservoir V=75 cubic meters	39 150	01.12.71
102	010756	Reservoir V=75 cubic meters	39 150	01.12.71
102	010757	Reservoir V=75 cubic meters	39 150	01.12.71
102	010758	Reservoir V=75 cubic meters	39 150	01.12.71
102	010759	Reservoir V=75 cubic meters	39 150	01.12.71
102	010760	Reservoir V=75 cubic meters	39 150	01.03.71
102	010761	Reservoir V=75 cubic meters	39 150	01.12.71

102	010762	Steel tank V=75 cubic meters	39 360	01.12.71
102	010763	Steel tank V=75 cubic meters	39 360	01.12.71
102	010764	Steel tank V=75 cubic meters	39 360	01.12.71
102	010765	Steel tank V=75 cubic meters	39 360	01.12.71
102	010766	Steel tank V=75 cubic meters	39 360	01.12.71
102	010767	Steel tank V=18 cubic meters	9 403	01.12.71
102	010768	Steel tank V=18 cubic meters	9 403	01.12.71
102	010769	Steel tank V=18 cubic meters	9 403	01.12.71
102	010770	Steel tank V=18 cubic meters	9 403	01.12.71
102	010771	Steel tank V=18 cubic meters	9 403	01.12.71
102	010772	Steel tank V=18 cubic meters	9 403	01.12.71
102	010773	Steel tank V=18 cubic meters	9 403	01.12.71
102	010774	Steel tank V=18 cubic meters	9 403	01.12.71
102	010775	Steel tank V=18 cubic meters	9 403	01.12.71
102	010776	Steel tank V=18 cubic meters	9 403	01.12.71
102	010777	Steel tank V=18 cubic meters	9 403	01.12.71
102	010778	Steel tank V=18 cubic meters	9 403	01.12.71
102	010779	Steel tank V=18 cubic meters	9 403	01.12.71
102	010780	Steel tank V=18 cubic meters	9 403	01.12.71
102	010781	Steel tank V=18 cubic meters	9 403	01.12.71
102	010782	Steel tank V=18 cubic meters	9 403	01.12.71
102	010784	Steel tank V=6 cubic meters	2 876	01.12.71
102	010785	Steel tank V=6 cubic meters	2 876	01.12.71
102	010786	Steel tank V=6 cubic meters	2 876	01.12.71
102	010787	Steel tank V=6 cubic meters	2 876	01.12.71
102	010800	Steel tank V=70 litres	1 379	01.12.71
102	010801	Steel tank V=70 litres	1 379	01.12.71
102	010802	Steel tank V=70 litres	1 379	01.12.71
102	010803	Steel tank V=340 litres	5 004	01.12.71
102	010804	Steel tank V=340 litres	5 004	01.12.71
102	010805	Steel tank V=340 litres	5 004	01.12.71
102	010806	Steel tank V=340 litres	5 004	01.12.71
102	010807	Steel tank V=340 litres	5 004	01.12.71
102	010808	Tank V=340 litres	5 004	01.12.71
102	010844	Railway	128 705	01.12.71
102	010845	Conrete road	92 942	01.12.71
102	016791	Open equipment warehouse trestle	1 236 855	01.12.76
102	026192	Equipment warehouse site	347 761	01.11.72
102	060305	Approach motor road	250 723	01.12.82
102	061467	Trestle 14 "B" of the building 2 with concrete site	2 399 210	01.12.83
102	024955	Warehouse of benzine, kerosene, and oils	368 232	01.06.42
102	030144	Telephone cabling made of asbestos-cement pipes D=100mm	673 894	01.10.76
102	011009	Motor road	51 850	01.04.72

102	026237	Site for 150 cars	1 932 699	01.04.72
102	007101	Approach motor road to the scoria storage	458 044	01.09.68
102	009478	Roads at the territory of the shop	144 359	01.12.70
102	019407	Fencing of the building # 8 8A water supply unit	137 273	01.12.77
102	м05863	Ground winter greenhouse	202 250	01.12.66
102	м06585	Ground winter greenhouse produced by own means	202 250	01.12.67
102	м24769	Waste disposal plants fencing	51 192	01.06.59
102	м26233	Passage roads (internal)	462 759	01.12.52
102	м62933	Fence (territory fencing)	176 792	01.11.84
102	м62935	Roads and sites and territory improvement	694 696	01.11.84
102	013491	Electric defense of production water supply system (included into external communications)	195 950	01.12.74
102	м04946	Water receiving well up to the mark +0.0 1 raise	73 288	01.08.64
102	м04950	Reservoir of clean water for 500 meters	109 749	01.08.64
102	м04953	Fencing	25 005	01.08.64
102	м07099	Smoke chimney	66 979	01.03.71
102	м08987	Fence at the site of the filter station	135 718	01.11.71
102	м08994	Sand ground made of concrete	156 468	01.11.71
102	м08999	Reservoir for cold water, capacity 2000 m	654 776	01.11.71
102	м10457	Crib head and water-receiving well with gravity water supply line	108 693	01.12.71
102	м13500	Spillway of Isinskiy hydrosystem	9 855 589	01.12.74
102	м14230	Concrete ground of the open warehouse of alumina production site A	123 911	01.09.75
102	м24242	Slurry store	1 168 205	01.11.71
102	м24243	Reservoir for cold water, capacity 4000 m	1 052 880	01.11.71
102	м24361	Water receiving well shop 8 1 raise	93 770	01.05.31
102	016786	Bin trestle for granular charging materials	37 154	01.01.76
102	016787	Bin trestle for granular charging materials	37 154	01.01.76
102	065076	Bin trestle for granular charging materials	144 097	01.01.88
102	001768	Defending wall for furnaces DVS-5M	348 885	01.01.70
102	005342	Concrete roads	220 719	01.01.65
102	м63637	Deepened warehouse	4 016 999	01.01.85
102	003141	Trestle for crystallizer assembling.	47 043	01.11.72
102	018778	Reservoir of the 3rd breakdown oil discharge	249 805	01.02.70
102	028796	Passage cable tunnel	150 156	01.01.84
102	014293	Concrete ground to SRP-1 building 8a	334 665	01.09.75
102	014294	Concrete ground to SRP-2, building 8a	334 665	01.09.75
102	027118	Motor road and concrete ground at the site A	554 638	01.12.80
102	027119	Underground passage to the underground building # 8B	575 837	01.12.80
102	063191	Fencing к-90	43 440	01.12.80
102	м63248	Warehouse A-6 ц32	2 783 202	01.02.85
102	005516	Smoke chimney with chimney flues	266 979	01.06.71
102	005642	Swap station	13 330	01.10.73

102	M19497	Deepened separately standing warehouse A-5	1 132 406	01.12.77
102	004685	WAREHOUSE OF EXPANDED CLAY	291 243	01.12.63
102	007724	CISTERN, CAPACITY 80 M3	27 488	01.05.69
102	009376	STEAM-CURING SHAMBER AT THE SHOP OF SMALL BLOCKS	235 735	01.06.65
102	014257	WAREHOUSE OF FILLERS WITH THE POINT OF LOAD TRANSFER #1,2 CONCRETE LINE DSK	4 632 573	01.12.75
102	016021	OPEN WAREHOUSE OF FINISHED PRODUCT DSK	873 812	01.09.76
102	018594	CEMENT WAREHOUSE, CONCRETE LINE DSK	1 501 179	01.12.75
102	018678	WAREHOUSE OF INERT MATERIALS (GROUND)	318 474	01.02.76
102	018679	RAILWAY APPROACH TRACK TO THE WAREHOUSE OF INERT MATERIALS	157 322	01.02.76
102	020835	FEINCING OF KOBD COMBINAT, SITE AND CHECKPOINT	241 321	01.12.78
102	020838	METAL WAREHOUSE KOBD	189 448	01.12.78
102	021798	BITUMEN STORE (ASPHALT-CONCRETE PLANT)	417 137	01.09.79
102	063185	WAREHOUSE OF FINISHED PRODUCT WITH UNDERCRANE TRACKS	2 783 918	01.12.84
102	012588	Pump station, cooling tower with the reservoir 600 cubic meters.	280 057	01.06.73
102	021729	Fencing of the asphalt-concrete plant	102 585	01.07.79
102	001046	Motor road from the central checkpoint to the northern checkpoint	396 019	01.06.62
102	001049	Motor road to the warehouse RSM-1	373 330	01.06.64
102	001050	Motor road at the southern side of Shop # 14 to the northern checkpoint	230 128	01.06.63
102	001052	Motor road from the eastern checkpoint to the canteen 3	218 226	01.06.65
102	M01056	Motor road from Parkovaya street to the shop 1 at the central checkpoint	6 239 834	01.06.58
102	M01057	Motor road from shop 1 to the construction base	1 217 578	01.06.58
102	001062	Motor road from building 1 production site to the construction base	1 181 051	01.06.56
102	001071	Asphalt ground at the main checkpoint of the plant	106 654	01.06.60
102	M03147	Asphalt-concrete pavements from the fire station to the residential section UKS	188 676	01.06.60
102	M05281	Motor road from sovkhoz to the raise 1	244 235	01.06.65
102	008992	Motor road and concrete grounds of the filter station	378 849	01.06.71
102	009385	Motor road to SRP-2 and building 8	338 688	01.06.70
102	M10244	Motor road from the railway crossing MPS to the office	2 771 789	01.06.71
102	010245	Motor road from building 7 to the Shop # 35	1 047 040	01.06.71
102	010588	Motor roads and grounds, building 6	1 271 690	01.06.71
102	010589	Access concrete roads and ground, building 1	109 372	01.06.71

102	м11162	Encasement into a tube of the water stream "Barnevka" from chamber 7 to the head	184 374	01.06.72
102	011350	Motor roads and grounds of the building 6	249 943	01.06.72
102	011351	Motor road 5 of the 8th buildings vertical planning and pavements	110 787	01.06.72
102	м11433	Motor road to RSU	293 539	01.06.72
102	011434	Motor road and ground between buildings 8"A" and 8"B"	241 062	01.06.72
102	012545	Motor road 1 (from Central Lab along the Shop # 2)	346 852	01.06.73
102	013337	Access motor road at the 4th section between buildings 7 and 8	141 957	01.06.74
102	013505	Concrete ground at the territory of Shop # 40	61 753	01.06.74
102	014291	Scoria motor road from the railway crossing to the opne mine of expanded clay	564 127	01.05.85
102	м14450	Motor road at the top of dam of Isinskiy hydrosystem	282 298	01.11.75
102	016026	Motor road of production site "A" between shops 2 and 20	225 293	01.09.76
102	016028	Motor road from warehouse of finished product to the warehouse of clay	321 022	01.09.76
102	016029	Ground for storage, receipt and transfer of acid at the Shop # 2	46 976	01.09.76
102	016796	Asphalt access road to the Central Plant Laboratory from Parkovaya st.	525 949	01.12.76
102	018677	Motor roads and grounds KOBD (Kombinat of Volume-Block House-Building)	3 904 982	01.05.85
102	018856	Motor roads and grounds of production grounds "B" cast iron building	3 587 004	01.12.77
102	020978	Motor roads and grounds of the production site grounds "B"	2 162 070	01.02.79
102	м21894	Motor road and grounds of the pump station of raise 1 to Isinskiy hydrosystem	275 575	01.10.79
102	024345	Metallic fence, grass-plots in front of the northern façade	95 302	01.10.57
102	024346	Metallic fence and grass-plots at the main checkpoint of the plant	35 776	01.12.58
102	024347	Motor road from garage 2 to the crossroads from the central to the northern checkpoint	455 820	01.10.61
102	024348	Motor road from the eastern checkpoint to the northern-eastern angle of Shop # 2	448 243	01.12.70
102	024349	Motor road from Shop # 13 along the plant administration building around warehouse 1	281 747	01.12.62
102	м24350	Motor road in Lenin st. from Parkovaya st. to Proletarskaya st.	401 019	01.06.71
102	м24351	Motor road from Evstigneeva st. to Shop 1	618 992	01.12.71
102	м24352	Motor road from central town to building 1	879 993	01.12.59
102	026152	Pavement from checkpoint of building 5 to the checkpoint of Shop # 21 ground "B"	57 859	01.12.79
102	061464	Motor roads, grounds and pavement grounds "A"	1 138 605	01.12.83

		(Shop # 1)		
102	061584	Motor road 2 of production site "B"	176 122	01.02.84
102	061585	Motor roads and grounds building 4 "D"	227 763	01.02.84
102	063030	Motor road 9 of production site "B"	168 389	01.11.84
102	063188	Access motor roads K-90	535 427	01.12.84
102	063189	Motor roads and grounds K-90	466 510	01.12.84
102	063458	Pavement along Shop # 16	168 067	01.08.85
102	063459	Improvement of building 2, production site "B"	221 977	01.08.85
102	063461	Motor road 11 production site	548 560	01.08.85
102	063462	Motor road 13 production site "B"	356 339	01.08.85
102	м63523	Motor road "Severnaya" (northern) from PKO to PK8+66	6 396 307	01.09.85
102	063729	Motor road 8 production site "A"	1 061 073	01.12.85
102	064224	Motor road ground "A"	396 932	01.12.86
102	064294	Motor road "Vostochnaya" (eastern), building 45, production site "B"	358 488	01.12.86
102	064682	Motor road of the building 45 from checkpoint to the railroad	772 374	01.12.87
102	м64952	Ferro-concrete 3-bay bridge across the river Salda	3 583 597	01.06.88
102	м65013	Motor road 2	133 903	01.08.88
102	065014	Motor road 1 from PK-0 to PK-6	551 619	01.08.88
102	065124	Motor road 4of the ground "B", complex 2	927 942	01.10.88
102	066225	Road overpass (bridge)	1 755 081	01.11.89
102	м67094	Motor road from PK-0/PK21+40/to PK10+77 from canteen 2 to DSK	3 355 834	01.09.90
102	067095	Motor road from ПК21+40 to ПК28+38 from canteen of production base	929 891	01.09.90
102	067211	Motor road 1 from ПК0+0.00 to 2+6.70	308 996	01.11.90
102	072165	Motor roads and asphalt grounds from filter stations to substation "Rechnaya"	91 059	01.06.71
102	063181	Trestle for cars inspection	40 722	01.12.84
102	006629	Concrete ground	3 382 789	01.06.67
102	071002	Fencing made of assembly ferro-concrete panels	227 483	01.12.93
102	071698	Capacity made of stainless steel V=5M3	2 041	01.07.95
102	017779	MOTOR ROAD AERODROME	435 560	01.05.77
102	017780	AIRFIELD	221 518	01.05.77
102	030196	ARTESIAN WELL # 2/3163	147 890	01.05.77
102	027142	Open ground for equipment of building 2	9 713	01.09.93
102	070801	Fencing of the factory	5 622	01.09.93
102	071059	Tank for water	7 542	01.09.93
102	071060	Greenhouse	21 374	01.09.93
102	071076	Tank for water	7 542	01.09.93
102	026354	Concrete grounds around the site of PNU	852 110	01.02.80
102	024452	Shed for equipment servicing	21 531	01.12.69
102	069075	Tank for water	4 691	01.08.92

102	069076	Tank for water	4 691	01.08.92
102	069077	Tank for water	4 691	01.08.92
102	064884	Ground for cars parking at the central checkpoint	128 473	01.12.90
102	002678	Reservoir of circulation water supply	5 012	01.12.48
102	024383	Drop cooling tower, ventilation room	521 504	01.12.68
102	014292	Neutralizer	157 552	01.10.75
102	020001	Precipitation tank for water rotation of the Shop # 16	494 430	01.12.67
102	020002	2 sprnkling basins for water rotation of the Shop # 16	1 404 605	01.12.67
102	007104	Fence of the ground for	320 225	01.09.68
102	007112	Neutralizer of scourage waters	1 710 930	01.09.68
102	007113	Rainwater drainage	53 084	01.09.68
102	007114	Block of precipitation tanks with the corridor "A"	11 013 866	01.09.68
102	007115	Rainwater receiver with overflow pipeline	148 431	01.09.68
102	007116	Receiving reservoir with the corridor "B"	209 329	01.09.68
102	023387	Trestle of the scourage waters tray of the out-site production drainage system	240 942	01.04.70
102	023500	Water channel to the river "Berezovka"	119 631	01.12.69
102	024772	Land dams of the scoria precipitation tank	5 933 535	01.12.69
102	024773	Right-shore intercepting drain	366 717	01.09.68
102	031671	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants	668 412	01.03.88
102	031672	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants	668 412	01.03.88
102	031673	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants, shop # 29	668 412	01.03.88
102	031674	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants, shop # 29	668 412	01.03.88
102	031675	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants, shop # 29	668 412	01.03.88
102	031676	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	6 842	01.03.88
102	031677	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	6 842	01.03.88
102	031678	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	6 842	01.03.88
102	031679	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	6 842	01.03.88
102	031680	Vapour neutralizer from the technological pipelines at the waste disposal plants, Shop # 29	6 842	01.03.88
102	031690	Rainwater receiver of waste disposal plants, Shop # 29	2 328 052	01.03.88
102	014246	Precepitation reservoir of petroleum products	723 528	01.11.75
102	015836	Drainage pump station, building # 5	126 381	01.08.76
102	016834	Underground reservoirs, pump station of Shop # 18	277 724	01.12.76
102	016835	Underground reservoirs, pump station of Shop # 18	277 724	01.12.76
102	027129	Swap pump station 23 "m" waste disposal plants production site B	60 265	01.12.80

102	027130	Scoria store – building 23 "P" waste disposal plants of the production site "B"	83 859	01.12.80
102	027131	Reservoir of natrium bisulfite – building 23K waste disposal plants of site "B"	45 332	01.10.80
102	027132	Reservoir of chromite drains from heat-treatment aggregates of building 23B	82 518	01.10.80
102	027133	Reservoir of fluorine containing drains / building 23I / waste disposal plants	52 872	01.10.80
102	027134	Reservoir of acis-base drains building 23 "B" of waste disposal plants, site "B"	139 358	01.10.80
102	027135	Reservoir of lime milk – building 23"L" of waste disposal plants, site B	52 872	01.10.80
102	027136	Reservoir of flushing drains, 23G waste disposal plants, site "B"	52 872	01.10.80
102	027137	Reservoir of waste disposal drains 23 "D" of waste disposal plants of production site "B"	82 518	01.10.80
102	027144	Reservoir of emersed sediment collecting, within the waste disposal plants	55 816	01.10.80
102	027145	Reservoir of emersed sediment collecting, within the waste disposal plants	55 816	01.10.80
102	027146	Reservoir for oil collecting from oil traps of waste disposal plants of the production site "B"	55 816	01.10.80
102	027147	Collecting reservoir of waste disposal plants drains of production site "B"	55 816	01.10.80
102	027148	Reservoir of aluminium sulphate collecting of waste disposal plants of site "B"	55 816	01.10.80
102	027149	Reservoir of dirty water, within the waste disposal plants of production site "B"	84 107	01.10.80
102	027150	Swap pump station of waste disposal plants	146 182	01.12.80
102	027151	Oil and aluminium sulphate pump plant	95 872	01.12.80
102	030137	Cooling tower 1, building 5	416 651	01.08.76
102	030415	Cooling tower 2	333 370	01.12.78
102	030889	Precepitation tank, building 22"B" of waste disposal plants of the site "B"	94 090	01.12.80
102	030890	Scoria store, building 22 "V"of waste disposal plants of production site "B"	112 173	01.12.80
102	030891	Oil removers of the building 22 "A" within the waste disposal plants	200 404	01.12.80
102	030892	Reservoirs in the building 22 of production site "B"	130 220	01.12.80
102	030894	Reservoir of hot water of building 22 "Zh" of the waste disposal plantsof the production site "B"	54 176	01.12.80
102	030895	Reservoir of clean water, building 22 "D" of waste disposal plants of production site "B"	84 107	01.10.80
102	030898	Building 23 "Zh"- precipitation tank of waste disposal plants of production site "B"	83 859	01.12.80
102	030899	Precipitation tank для стоков,содерж.фтор/соор.23-3/г waste disposal plants	82 353	01.10.80
102	030900	Precipitation tank после обезвреживан.фтора 23-Е waste disposal plants	82 353	01.10.80

102	066355	Precipitation tank KNS of waste disposal plants of rainwater drains at the site "B"	706 718	01.05.89
102	066356	Precipitation tank KHC waste disposal plants of rainwater drains at the site "B"	706 718	01.05.89
102	067273	3-bay cooling tower, site "B".	761 978	01.12.90
102	M00194	Water-metering tray	5 516	01.08.57
102	M00210	Grease collector	54 634	01.08.58
102	M04895	Primary vertical precipitation tanks	187 354	01.05.64
102	M04897	Aerotanks # 5,N-6,N-7,N-8	1 260 045	01.05.64
102	M24753	Secondary vertical precipitation tanks	376 085	01.05.64
102	M24761	4 primary precipitation tanks (distribution)	374 707	01.12.58
102	M24762	Sand box for waste recovery	73 677	01.12.58
102	M24763	Grease trap for grease recovery	89 423	01.12.58
102	M24764	Methane-tank N-1	303 807	01.12.58
102	M24765	Aerotanks # 1,2,3,4.	1 260 045	01.12.58
102	M24767	Sand grounds	54 936	01.12.58
102	M24768	Contact basin and wire mixer	36 681	01.12.58
102	M24771	Methane-tank N-2	303 761	01.12.58
102	M31106	Pressure filter	862 543	01.12.83
102	M31108	2 concentration tanks 6 m each included into drainage system reconstruction	166 157	01.12.83
102	M31109	2 fugacity compactors at the waste disposal plants of drainage system	267 778	01.12.83
102	M31114	Tank of wet sediment	19 158	01.12.83
102	M31117	Tanks of 10% lime milk	23 879	01.12.83
102	M31119	2 tanks of 10% chloric ferrum	26 000	01.12.83
102	M31122	Tank of current break	12 179	01.12.83
102	M31156	Reservoir of activated sludge with pipeline and stop valves	49 272	01.08.84
102	M31157	Reservoirs-neutralizers # 1,2.	267 778	01.08.84
102	M31158	Ground for KEK storage	1 198 512	01.09.84
102	M31159	Sand grounds of waste disposal plants of the drainage system	949 626	01.09.84
102	M31160	6 sludge grounds	1 407 088	01.08.84
102	M31165	Crushing rack of waste disposal plants of the drainage system	110 447	01.09.84
102	M31168	Sand boxes # 1,2 with drainage water circulation of the drainage system	479 405	01.09.84
102	M31169	Radial drainage precipitation tanks from pipelines # 1,2 d18	1 388 125	01.09.84
102	M31170	Primary precipitation tanks # 1,2, drainage system	1 427 412	01.09.84
102	M31196	Sediment dehelmintization chamber (concentration tanks # 1,2.)	848 041	01.12.84
102	M62892	Aerotanks	5 371 593	01.08.84
102	M62894	Trestle for car washing with waste disposal plants	103 320	01.09.84
102	M62932	Pump station # 4 within the full biological drainage system	126 326	01.09.84

102	M72091	Secondary precipitation tanks	376 085	01.08.58
102	001909	Sprinkling basin 1 of water supply station 1	123 451	01:08.32
102	004828	External rainwater collectors of the water cuirculation pump station, Shop # 31	89 621	01.10.64
102	024359	Sprinkling basin of the 2nd water-circulation station 1	123 451	01.08.32
102	031996	Discharge manifold from KNS-5 to KNS-4	21 847	01.03.92
102	024360	Water tower (fire station section)	449 153	01.05.37
102	024277	Water tower with metallic tank	218 351	01.02.65
102	024278	4-bay cooling tower	185 834	01.01.65
102	024279	Ferro-concrete reservoir for water	54 634	01.01.65
102	024282	Water tower	587 776	01.01.65
102	008013	2-bay cooling tower 42A	947 421	01.09.69
102	008014	Water tower	840 520	01.09.69
102	019536	Reservoir for water, capacity 1000 cubic meters.	331 359	01.09.69
102	019550	Water tower	840 520	01.12.70
102	019604	Cooling tower 42	881 664	01.11.71
102	019605	3-bay cooling tower 42B	2 187 794	01.12.71
102	019606	Cooling tower 42D	2 187 794	01.12.71
102	019607	Reservoir for water, capacity 2000 cubic meters.	602 470	01.12.71
102	012576	Pump for hot water with reservoir 250 cubic meters.	193 387	01.06.73
102	012578	Cooling tower	305 019	01.11.70
102	012589	Pump discharge station	82 041	01.06.73
102	026282	Anti-fire reservoir	66 850	01.10.79
102	063575	PUMP STATION OF DRAINAGE WATERS SWAP	46 646	01.10.85
102	072496	Cellular fencing, Shop #20	58 472	17.10.96
102	032406	Searchlight mast	30 000	31.01.97
102	032407	Searchlight mast	30 000	31.01.97
102	032408	Searchlight mast	30 000	31.01.97
102	032409	Searchlight mast	30 000	31.01.97
102	032410	Searchlight mast	30 000	31.01.97
102	061477	Crane trestle with a trestle	1 045 856	01.12.83
102	060304	Motor roads improvement and vertical planning	6 718	01.12.82
102	032402	Searchlight mast # 1	30 100	27.02.97
102	032403	Searchlight mast # 2	30 100	27.02.97
102	032404	Searchlight mast # 1	30 100	27.02.97
102	032405	Searchlight mast # 1	30 100	27.02.97
102	072671	Shed above the trestle for acids receipt	1 101 635	30.06.97
102	013568	Bin trestle of charge materials proportioning	490 831	30.06.97
102	072748	Ground for loaded cars inspection	581 644	29.08.97

Financial and Economic Director *V.P.Yachmenev*

Chief Accountant *T.B.Novosadova*

Attachment # 2
to Explanatory Note
for the 1st quarter of 1998



#	Name	Year of entry	Total area occupied, m^2	Balance cost, in rubles	Note
1	2	3	4	5	6
	Type 101 Buildings				
	Shop # 1				
1	Fluxing section (warehouse)	01.05.65	312	273536,26	repairs performed
2	Accommodation room (2-floor)	01.12.61	434	114092,83	needs repairing
3	Showers	01.05.57	167	254568,36	needs repairing
4	Transforming substation building TP extention at the line A, rows 11-12	01.12.83	277	210763,62	needs repairing
5	Building of accommodation rooms of the ingot mechanical treatment shop	01.12.83	1411	1264715,02	repairs performed
6	Building of ingot mechanical treatment (shop 1)	01.12.83	3756	6398942,82	does not need repairing
	Shop # 2				
7	Building of Shop # 2, accommodation rooms included)	01.12.62	22302	22132035,94	needs repairing
8	Pickling section building	01.03.68	2297	430876,54	needs repairing
9	Building # 32 with accommodation rooms	01.08.88	6523	12626804,75	needs repairing
10	KTP room	01.08.95	134	159842,63	does not need repairing
	Shop # 3				
11	Central showers	01.06.62	665	346398,16	repairs performed
12	Accommodation rooms of the Shop # 3-30 (outhouse of the production building)	01.12.65	3496	1766766,08	repairs performed
13	Shop accommodation premises	01.11.69	390	200027,52	needs repairing
	Shop # 4				
14	Accommodation room	01.12.62	1288	787032,06	does not need repairing
15	Pickling section building	01.12.65	150	118795,04	needs repairing
	Shop # 6				
16	Building of substation # 30 outhouse of building of the shop # 21	01.12.59	388	404187,84	repairs performed
17	Building of substation # 30A	01.11.72	365	614767,78	repairs performed
18	GPP-3 building	01.12.74	363	582302,34	repairs performed
19	Building of substation # 31 outhouse of building # 21	01.12.59	685	796381,38	does not need repairing

20	Accommodation rooms building (outhouse of GPP-3)	01.03.83	288	562336,32	does not need repairing
21	Distribution plant building GPP-3	01.12.83	162	806750,11	needs repairing
22	Transformer substation building N7 outhouse Shop # 31	01.01.32	322	427946,85	needs repairing
23	Transformer substation building N31 outhouse Shop # 1	01.12.42	192	183804,90	needs repairing
24	Transformer substation building N16 outhouse Shop # 4	01.12.57	157	242916,80	needs repairing
25	Transformer substation building N10 outhouse Shop # 2	01.10.69	198	199191,78	needs repairing
26	Transformer substation building N2 outhouse Shop # 4	01.03.42	207	166900,83	needs repairing
27	Transformer substation building N10 outhouse Shop # 4	01.03.42	50	85613,25	needs repairing
28	Transformer housings building	01.03.42	56	91693,06	needs repairing
29	Transformer substation building N14 outhouse Shop #14	01.01.51	243	168967,23	needs repairing
30	Transformer substation building N9	01.08.41	16	66518,24	needs repairing
31	Transformer substation building N5 outhouse Shop #8	01.12.42	126	69339,20	needs repairing
32	Transformer housings building	01.12.42	68	114616,32	needs repairing
33	Transformer substation building N6 outhouse Shop #31	01.10.58	175	219212,90	needs repairing
34	Transformer substation building N15	01.03.34	264	299673,92	needs repairing
35	Transformer substation building N3 outhouse Shop #1	01.02.42	180	121908,42	needs repairing
36	Warehouse premises made of box units	01.10.83	32	16835,37	does not need repairing
37	Main substation building # 1	01.11.67	936	1392588,29	needs repairing
38	Premises for oil preparation	01.12.67	36	54984,61	does not need repairing
39	Central distribution substation # 2	01.01.69	1958	1772324,26	needs repairing
40	Central distribution substation building # 1	01.12.71	1817	1559057,47	needs repairing
41	Transformer-oil system building	01.12.81	820	2612893,92	needs repairing
	Shop # 8				
42	Pump station building	01.12.93	49	399877,00	needs repairing
43	Boiler-house building # 3 (2 floors, Accommodation premises 4 floors)	01.12.59	3490	7442365,74	needs repairing
44	Acid warehouse building	01.12.86	42	375965,41	needs repairing
45	Salt warehouse building	01.12.86	108	310106,94	needs repairing
46	Garage for 5 cars (outhouse)	01.01.75	300	55168,29	needs repairing
47	Compressor station # 1 with external communications	01.12.68	1831	1729594,02	does not need repairing
48	Building of compressor station # 3 (1-floor)	01.10.53	334	484942,75	does not need repairing
49	Boiler building	01.12.93	1276	1296684,70	does not need repairing
50	Building of complete transforming substation	01.12.93	42	75554,15	does not need repairing
51	Building of the fuel pumphouse	01.12.95	175	125294,12	needs repairing

52	Building of substation # 17	01.07.68	42	155044,29	does not need repairing
53	Building of boiler-house with inbuilt accommodation rooms	01.12.74	1196	2080878,36	needs repairing
54	Building of fuel pumphouse with a plate for heat exchanger	01.12.74	108	189340,30	needs repairing
55	Pumphouse of liquid agents	01.07.75	27	119722,62	does not need repairing
56	Building of central heat point	01.07.75	301	1309335,33	needs repairing
57	KTP building	01.12.88	36	83574,40	does not need repairing
58	Building of boiler house	01.02.88	162	433236,83	needs repairing
59	Building of boiler-house # 2	01.12.44	1820	2432571,23	needs repairing
60	Warehouse of wet storage of salt	01.12.67	148	111080,48	needs repairing
61	Building of the central boiler house	01.12.67	3329	3789999,93	needs repairing
62	Compressor house	01.12.67	28	27737,15	does not need repairing
63	Building of fuel pumphouse with a plate for heat exchanger	01.12.75	1023	1197699,59	needs repairing
64	Building of gas control point	01.12.73	33	51586,53	does not need repairing
65	Building gas measurement point	01.11.75	21	27735,68	does not need repairing
66	Building of gas control point # 4	01.12.77	32	52899,84	does not need repairing
67	Building gas distribution point	01.02.79	16	60614,40	does not need repairing
68	Building # 36 (gas-regulating station)	01.01.70	31	75391,46	does not need repairing
69	Building of the gas distribution point	01.12.79	16	30307,20	does not need repairing
70	Oxygen-filling station	01.09.71	224	425329,41	needs repairing
71	Building of the argon-filling station	01.06.86	648	1086951,12	needs repairing
	Shop # 9				
72	Locomotive depot	01.12.31	780	780943,07	needs repairing
73	Building of dispatch	01.01.43	37	31604,35	does not need repairing
74	Accommodation premises	01.01.62	1305	1132444,65	does not need repairing
75	Control point	01.12.66	104	127455,55	does not need repairing
76	Weigher's booth	01.02.70	31	84244,83	needs repairing
77	Duty attendant's room	01.06.81	35	24677,78	needs repairing
78	Building of special cars garage	01.12.82	222	210409,11	needs repairing
79	Point of electric centralization switch operating gears	01.12.86	228	559286,50	does not need repairing
80	Building of heating point for track service mounters	01.12.79	53	38389,12	needs repairing
81	Building of heating point for track service mounters	01.12.79	53	38389,12	needs repairing

82	Building of heating point for track service mounters	01.12.79	53	38389,12	needs repairing
83	Building of the crossing point, 1 floor	01.03.96	12	23917,13	needs repairing
84	Accumulator room	01.03.74	84	50688,70	needs repairing
85	Weigher's booth	28.04.97	19	35689,12	does not need repairing
86	Garage building with service-accommodation rooms	28.04.97	307	381943,46	does not need repairing
87	Building of diesel fuel swap pump station	28.04.97	51	68983,78	does not need repairing
88	Building of sand drying unit	28.04.97	65	62796,52	does not need repairing
89	Scaffold workers building	28.04.97	61	64186,98	does not need repairing
90	Garage for electric cars with trestle	28.04.97	56	66205,44	does not need repairing
	Shop # 10				
91	Building of the central plant laboratory	01.12.75	6870	6472883,61	repairs performed
	Shop # 11				
92	Building of the emulsion workshop	01.01.55	853	663279,13	needs repairing
	Shop # 12				
93	Plant administration building	01.01.31	9270	5844495,25	repairs performed
94	Building of social organizations	01.06.70	4196	5789614,20	does not need repairing
95	Building of the public food shop # 55	01.01.33	1528	837810,09	needs repairing
96	Garage in the Urals State Techcnial University	01.01.67	87	46966,69	does not need repairing
97	Laboratory building # 2 in the Urals State Technical University	01.01.62	680	1127533,46	needs repairing
98	Laboratory building # 3 in the Urals State Technical University	01.12.59	436	372878,72	needs repairing
99	Laboratory building # 4 in the Urals State Technical University	01.12.57	412	366977,72	needs repairing
100	Study building of the general technical facultee of the Urals State Technical University	01.12.69	2863	2998260,87	repairs performed
101	Building (service-accommodation rooms of Shop # 13)	01.07.87	2448	2760992,49	repairs performed
102	Equipment warehouse	01.10.75	5456	7233837,82	repairs performed
103	Main building (Shop # 46)	01.01.31	205	256198,86	does not need repairing
104	Fire station (Parkovaya st., 4)	01.04.58	506	978316,42	repairs performed
105	Boiler-room of the fire station for 2 cars	01.04.70	36	36285,98	repairs performed
106	Main building (Shop #03)	01.12.31	32451	10928399,78	needs repairing
107	Main building (Shop #11)	01.12.31	30	237332,93	does not need repairing
108	Main building (Shop #13)	01.12.31	6936	6093461,18	needs repairing

109	Main building (Shop #31)	01.12.31	14574	12830002,77	needs repairing
110	Main building (Shop #01)	01.12.31	5126	4704776,38	needs repairing
111	Main building (Shop #02)	01.12.31	3727	4686273,76	needs repairing
112	Main building (Shop #04)	01.12.31	9816	10561958,18	needs repairing
113	Main building (Shop #06)	01.12.31	416	543894,85	needs repairing
114	Medical point of the plant	01.05.58	617	4186,66	needs repairing
115	Fire depot at the territory of VPCh-23	01.09.77	520	200945,92	repairs performed
116	Main building (Shop #08)	01.04.31	1930	1828359,90	needs repairing
117	Medical point building (medical canteen)	01.12.58	162	155255,52	needs repairing
118	Service premises of plant administration (medical point)	01.12.58	147	96110,56	needs repairing
119	Fire depot at the territory of VPCh-23	01.09.77	506	776424,54	repairs performed
120	Medical point building (service shop #12)	01.10.58	309	363410,88	needs repairing
	Shop # 13				
121	Building of accommodation rooms, Shop #13	01.05.96	42	18577,70	repairs performed
122	Building of assembly shop	01.09.93	1274	97557,04	repairs performed
	Shop # 14				
123	Building of Shop # 14	01.04.51	8516	8205109,58	needs repairing
124	Accommodation premises, Shop #14	01.04.51	1619	897873,42	needs repairing
125	Accommodation premises, Shop #14 Laboratory of non-destructive methods (Shop # 46)	01.04.51	336	274285,10	needs repairing
126	Stock-room for chemicals	01.03.54	42	25579,28	does not need repairing
127	Building of refrigerating plant	01.03.55	116	84654,07	needs repairing
	Shop # 15				
128	Central entrance check-point	01.12.52	470	280405,89	needs repairing
129	Pointsman cabin	01.11.67	4	3054,97	does not need repairing
130	Northern check-point with heating main	01.07.70	70	137521,22	needs repairing
131	Checkpoint # 2	01.08.72	178	53425,53	needs repairing
132	Sentry box	01.08.73	36	100353,57	does not need repairing
133	Garage building	01.12.75	30	18729,85	does not need repairing
134	Building of control check-point # 3	01.12.90	18	86008,16	needs repairing
135	Building of control check-point # 1	01.12.90	32	63764,51	needs repairing
136	Building of control check-point # 2	01.12.90	25	63764,51	needs repairing
137	Garage building	01.05.95	30	4213,25	does not need repairing
138	Accommodation building	30.05.97	451	1333303,55	does not need repairing

	Shop # 16				
139	Building frame of the service rooms building	01.01.68	60682	114430601,15	needs repairing
140	Accommodation premises of the shop # 16	01.12.67	3456	2302060,54	repairs performed
141	Acid stock-houses of the shop # 16	01.10.68	2034	2997312,60	needs repairing
142	Outhouse 5 laboratory K and P and repairs workshop	01.12.70	576	603416,35	needs repairing
143	Office-accommodation premises of the shop # 16	01.12.71	5052	1837920,45	repairs performed
144	Building of PSU-1 (outhouse)	01.12.68	355	341507,04	needs repairing
145	Building of PSU-2 (outhouse)	01.12.68	388	341507,04	needs repairing
146	Building of PSU -3 (outhouse)	01.12.68	375	341507,04	needs repairing
147	Building of PSU -11 (outhouse)	01.12.68	1091	975597,95	needs repairing
148	Building of PSU -12 (outhouse)	01.12.68	1367	975597,95	needs repairing
149	Building of the pump station of water circulation of the shop # 16	01.10.68	738	812416,64	needs repairing
	Shop # 17				
150	Building of electric welding works, outhouse of woodworking shop	01.03.65	98	87523,52	repairs performed
151	Saw-shop	01.03.55	1302	1413345,58	repairs performed
152	Woodworking shop	01.05.54	3576	1374385,60	repairs performed
153	Building of drying chambers	01.06.64	1330	2118840,64	repairs performed
154	Building of accommodation premises, showers outhouse	01.04.64	482	355475,90	repairs performed
155	Finished product warehouse	01.02.71	218	343537,14	does not need repairing
156	Garage for cars, tractors, electric cars parking	01.01.72	176	155512,67	needs repairing
157	Warehouse for carpenter's finish storage	01.02.73	300	49698,96	does not need repairing
158	Showers outhouse	01.01.76	345	157230,08	repairs performed
159	Checkpoint	01.07.75	50	9625,57	does not need repairing
160	Packing building	01.12.77	832	536070,08	repairs performed
161	Block room	01.12.82	16	6799,22	does not need repairing
162	Block room	01.12.82	16	6799,22	does not need repairing
163	Block room	01.12.82	16	6799,22	does not need repairing
164	Block room	01.12.82	16	6799,22	does not need repairing
165	Block room	01.12.82	16	6799,22	does not need repairing
166	Block room	01.12.82	16	6799,22	does not need repairing
167	Block room	01.12.82	16	6799,22	does not need repairing
168	Block room	01.12.82	16	6799,22	does not need repairing

169	Block room	01.12.82	16	6799,22	does not need repairing
170	Block room	01.12.82	16	6799,22	does not need repairing
171	Garage	01.09.93	95	28889,42	does not need repairing
172	Woodworking shop building	01.09.93	1928	140169,18	repairs performed
	Shop # 19				
173	Building of boiler house 1 (accommodation premises of the shop)	01.12.35	1656	1000687,07	needs repairing
	Shop # 20				
174	Building of the casting shop	01.04.41	5084	4980190,82	needs repairing
175	Building of generator for smelting furnace	01.03.60	72	103711,24	does not need repairing
176	Outhouse for refractory casting	01.12.73	174	356627,21	repairs performed
	Shop # 21				
177	Building # 1	01.08.60	71363	142783243,90	needs repairing
178	Pump-station of spraying water supply	01.06.63	324	316884,74	needs repairing
179	Building of control check point	01.07.64	1108	750792,00	needs repairing
180	Building of oil storage	01.05.65	175	137208,96	needs repairing
181	Building of pump-house of fuel storage	01.12.65	65	524590,08	does not need repairing
182	Administration-accommodation building	01.06.63	4835	3690630,36	needs repairing
183	Building of the western checkpoint, building # 62	01.12.90	289	994443,52	needs repairing
184	Outhouse building # 1 (for warehouses)	01.05.95	7270	9574064,48	does not need repairing
185	Drainage pump station for 2 aggregates	01.11.63	64	127574,94	does not need repairing
186	Building of canteen for 400 places	01.12.81	2929	8901481,79	needs repairing
	Shop # 22				
187	Building 8b	01.10.75	29868	46334160,55	repairs performed
188	Accommodation premise, building 8B	01.10.75	1115	965382,42	needs repairing
189	Building 8b (Shop # 49)	01.10.75	1728	2008436,40	does not need repairing
190	Building 8b, Finished Product warehouse (Shop # 13)	01.10.75	234	140123,47	repairs performed
191	Building 8b Finished Product warehouse (Shop # 13)	01.10.75	907	233539,12	repairs performed
192	Accommodation premises of the building 8b (administration outhouse)	01.09.79	608	392937,73	repairs performed
193	Accommodation premises building 8G	01.12.83	3529	2263484,94	needs repairing
194	Accommodation building # 8G (Shop # 28)	01.12.83	157	79294,06	repairs performed
195	Accommodation building 8G (Shop # 10)	01.12.83	125	60071,26	repairs performed
	Shop # 23				

196	Laboratory of the building # 2	01.12.90	646	240620,80	repairs performed
197	Building of the warehouse of new production	01.12.74	504	523010,43	repairs performed
198	Building 4E	30.11.97	3516	13085938,56	does not need repairing
199	Administration-accommodation building # 4E in axes 1c-9c	31.10.97	2613	3579268,06	does not need repairing
	Shop # 24				
200	Laboratory of isotopes (former boiler house building)	01.06.71	287	275914,91	needs repairing
201	Service premises	01.06.62	343	368989,52	needs repairing
	Shop # 26				
202	Central warehouse # 1	01.01.44	1623	637638,88	does not need repairing
203	Accommodation premises	01.01.43	201	74870,91	repairs performed
204	Warehouse of titanium sponge	01.01.63	1716	1341535,27	repairs performed
205	Building of oil storage	01.11.71	2424	5359699,74	does not need repairing
206	Warehouse of alluminium ingots	01.11.95	1050	642056,86	does not need repairing
207	Building for equipment storage	01.12.82	4608	3423914,59	repairs performed
208	Special working clothes warehouse	01.08.94	324	714743,68	does not need repairing
209	Refractory warehouse	01.09.80	2304	1925423,73	needs repairing
210	Warehouse of government reserves	01.06.68	3300	1227019,14	needs repairing
211	Warehouse of sanitary equipment	01.06.43	372	41217,79	needs repairing
212	Warehouse # 2 (auxiliary materials)	01.06.56	598	100644,15	repairs performed
213	Warehouse of vapour, water, gas fittings	01.06.56	475	76325,65	repairs performed
214	Warehouse electric installment materials	01.09.66	693	377241,98	repairs performed
215	Office of the fuel warehouse	01.06.45	31	44697,06	needs repairing
216	Warehouse of varnishes and paints	01.06.68	628	128502,53	repairs performed
217	Warehouse of magnium	01.06.83	102	24955,50	does not need repairing
218	Accommodation room of the fuel warehouse	01.06.43	48	73003,98	needs repairing
219	Warehouse of oil in barrels	01.06.56	49	15468,80	does not need repairing
220	Warehouse of containers	01.06.70	648	777058,24	needs repairing
221	Section warehouse	01.06.68	984	567066,08	does not need repairing
222	Warehouse of toxic substances	01.06.68	1080	853515,04	needs repairing
223	Warehouse buildings	01.06.68	591	1039682,44	needs repairing
224	Accommodation premises of the shop # 26	01.06.96	56	126129,14	does not need repairing
225	Mounting-dismounting warehouse at the site B	28.12.96	560	608321,03	does not need repairing
226	Laundry	01.06.68	572	126129,14	needs repairing

	Shop # 27				
227	Kiosk of the case # 3	01.04.66	9	7698,03	does not need repairing
228	Garage	29.04.98	36	12200,00	does not need repairing
	Shop # 28				
229	Autogarage for 150 cars with inbuilt accommodation premises	01.12.70	2160	2852724,90	repairs performed
230	Garage for special cars	01.12.71	648	919382,69	does not need repairing
231	Room of the blacksmith – smelting section	01.02.79	120	129172,96	needs repairing
232	Parking for electric cars for 20 places	01.08.82	1538	2165903,35	needs repairing
233	Building of the closed car wash	01.06.86	216	825384,45	does not need repairing
234	Building for cars repairs	01.10.92	864	695049,66	does not need repairing
235	Garage for 15 cars	01.04.96	424	259001,36	does not need repairing
236	Building of hot-air generator stations	01.06.72	63	57032,64	needs repairing
	Shop # 29				
237	Building of administration of cleaning installations of Shop #29, siteA	01.03.88	723	666954,93	does not need repairing
238	Building of the checkpoint of shop # 29	01.09.68	26	43048,35	does not need repairing
239	Lime warehouse	01.09.68	1375	1933163,52	needs repairing
240	Cleaning block with accommodation premises and inbuilt substation	01.09.68	1848	5424086,47	needs repairing
241	Subdivision department with conveyor gallery and inbuilt transformer substation	01.09.68	590	1418767,61	needs repairing
242	Department of division of reservoirs of the dump collectors (oil system)	01.09.68	72	93676,80	needs repairing
243	Pump-airpiping station in the drainage installments, shop # 29	01.03.88	64	398025,38	does not need repairing
244	Control panel of the drainage installments, chop # 29	01.03.88	59	27625,47	does not need repairing
245	Neutralizers of wastes of the drainage installments, shop # 29, site A	01.03.88	630	1299236,97	needs repairing
246	Building of the artesian pump station	01.12.76	36	375001,09	does not need repairing
247	Building of the pump station (near the accommodation premises oof the shop # 21)	01.12.76	360	794618,05	does not need repairing
248	Chlorination building	01.06.78	72	172613,28	repairs performed

249	Building of the drainage pump station	01.12.76	171	774909,82	needs repairing
250	Building of the water circulation station	01.12.76	470	521438,45	needs repairing
251	Building # 22 of production waste disposal system	01.01.80	1222	2678220,12	needs repairing
252	Production waste disposal system	01.12.80	610	2281592,55	needs repairing
253	Drainage pump station	01.12.89	194	3840326,34	does not need repairing
254	Production waste disposal plants (Shop # 49)	01.12.80	890	3324285,95	needs repairing
255	Shop checkpoint building	01.06.58	12	19930,02	needs repairing
256	Mechanical workshop building	01.06.58	236	359358,53	needs repairing
257	Garage building	01.07.82	264	572475,46	needs repairing
258	Boiler house building	01.09.58	252	381155,47	needs repairing
259	Transformer substation building	01.05.54	58	180000,52	needs repairing
260	Office-laboratory	01.07.58	132	219618,09	repairs performed
261	Pump station (with the control chamber)	01.07.58	44	113579,26	needs repairing
262	Chlorination and pump station	01.07.58	124	291167,33	repairs performed
263	Turbocompressor station	01.07.58	179	560591,36	needs repairing
264	Railing building	01.07.58	252	165582,54	needs repairing
265	Boiler house building	01.07.81	592	717334,69	needs repairing
266	Drainage pump station # 5	01.03.92	92	219249,70	does not need repairing
267	Building of the shop of mechanical dehydration	01.12.82	1484	6620460,90	needs repairing
268	Building of the pump station # 3 with pumplines	01.12.83	216	397872,22	needs repairing
269	Building of the pump station of the wet sediment	01.09.84	137	540386,56	needs repairing
270	Building of the railings and crushers with pipelines	01.08.84	76	53276,38	needs repairing
271	Building of the laboratory	01.08.84	254	252192,64	repairs performed
272	Discharge station	01.11.84	165	692666,46	needs repairing
273	Building of the chlorination station	01.12.84	342	1255976,29	repairs performed
274	Building of the pump station of water circulation # 1	01.08.32	123	92740,03	needs repairing
275	Building of the pump station of water circulation	01.09.62	990	1258120,81	needs repairing
276	Flowmeter room and underground chamber	01.05.62	23	16268,91	needs repairing
277	Metalworker's workshop (outhouse) at the fire station building	01.12.75	42	31225,60	needs repairing
278	Room of the breakdown reconstruction section, shop # 29	01.03.83	400	234623,65	needs repairing
279	Block rooms, 4 (fire station)	01.04.86	62	40468,38	does not need repairing
280	Building of fire station (one floor)	01.07.37	77	73857,73	needs repairing

281	Pump station building (1 raise)	01.04.35	1195	604389,86	repairs performed
282	Garage (former boiler house)	01.04.64	118	61863,42	repairs performed
283	Warehouse of chlorine and ammonia	01.04.64	90	108508,96	repairs performed
284	Filtring station	01.04.64	918	1350095,89	repairs performed
285	Boiler house building, 2nd stage	01.03.71	142	172659,20	needs repairing
286	Chlorination station building	01.11.71	180	548679,71	repairs performed
287	2-floors filtring station	01.11.71	1250	4709115,60	repairs performed
288	Building of pump station 1 raise of the Isinskiy hydrosystem	01.07.79	242	359875,04	needs repairing
289	Filtring station building and accommodation premises	01.05.36	514	687881,56	repairs performed
290	Distribution device building	01.06.64	62	129172,96	repairs performed
291	Pump station of the 1st raise of the industrial water-supply	01.07.68	462	1875828,70	repairs performed
292	Residential house within the complex of Isinskiy hydrosystem	01.02.93	49	17100,93	does not need repairing
293	Residential house within the complex of Isinskiy hydrosystem	01.11.71	140	304482,77	needs repairing
	Shop # 31				
294	Flame cutoff room	01.01.61	33	40344,95	does not need repairing
295	Showers building of the shop # 31 (outhouse) for 7 cabins	01.01.64	281	434718,40	needs repairing
296	Building # 19 (with inbuilt furnaces and substations)	01.01.65	3375	4588478,54	repairs performed
297	Special room for technical stores	01.01.66	38	33365,47	does not need repairing
298	Accommodation premises building of the department # 5	01.01.79	561	179345,15	repairs performed
299	Accommodation premises of the shop # 31	01.01.69	653	694546,50	repairs performed
	Shop # 32				
300	Building of KTP-7 (outhouse to the building 8 on axes 6 row 53)	01.12.69	15	33071,22	does not need repairing
301	Converter substation building on axes rows 11-18	01.09.69	10539	11271550,75	needs repairing
302	Building of KTP-7 (outhouse to the building 8 on axes 6 row 53)	01.12.69	20	33071,22	does not need repairing
303	Frame of the building # 8 (Shop #32)	01.12.69	1331	3663490,58	needs repairing
304	Frame 8"A"	01.12.83	658	1263176,54	does not need repairing
305	Underground passage between buildings 8 and 8a	01.12.70	106	294898,24	repairs performed

306	Convertor substation building of the building 8 on axes B-AO	01.12.71	10539	8229121,15	repairs performed
307	Transformer station building, substation 13	01.06.71	8	12777,52	repairs performed
308	Accommodation premises with ventilated cellar on axes AO2-D2	01.09.69	1346	1183820,74	repairs performed
309	Building 8B (accommodation premises)	01.12.80	5720	4425126,93	does not need repairing
310	Building 90	01.12.84	5336	21904739,53	needs repairing
311	Frame of the building # 8 (Shop #32)	01.12.69	40312	51089920,73	needs repairing
312	Frame of the building # 8a	01.12.69	6848	13144397,95	needs repairing
313	Frame of the building # 8 (Shop # 10)	01.12.69	459	802718,34	does not need repairing
314	Frame of the building # 8a	01.12.69	14129	27118374,13	needs repairing
315	Frame of the building # 8 (Shop # 22)	01.12.69	180	891913,34	does not need repairing
316	Building 41 (pump station of the water circulation system 8A, transformer substation)	01.03.75	2169	5511419,42	needs repairing
317	Building of canteen for 400 places	01.05.85	1850	5148399,73	does not need repairing
	Shop # 33				
318	Building IVZ	01.06.55	1473	1252118,33	repairs performed
319	Warehouse rooms	01.10.83	32	14573,91	does not need repairing
	Shop # 35				
320	Accommodation premises of the building # 7	01.08.70	4064	2630416,99	repairs performed
321	Building of the Shop # 35 (building #7)	01.06.70	4684	3957236,30	repairs performed
322	Building of the Shop # 35 (building # 7 Shop #05)	01.05.70	7828	6612801,44	repairs performed
323	Building of the Shop # 35 (building # 7 Shop #24)	01.05.70	280	236781,89	repairs performed
324	Building of the Shop # 35 (building # 7 Shop #06)	01.05.70	1896	1601561,02	repairs performed
325	Building of the Shop # 35 (building # 7 Shop #35)	01.07.70	14458	12215206,75	repairs performed
326	Building of the Shop # 35 (building # 7 Shop #12)	01.07.70	1958	1653312,86	does not need repairing
	Shop # 36				
327	OUTHOUSE FOR THE FORMING PREMISES	01.06.70	90	22730,40	needs repairing
328	COMPRESSOR STATION (FRAME WITH LIGHTING)	01.06.73	235	756201,38	needs repairing
329	BUILDING OF THE LAYER REFRIGERATORS	01.06.73	720	757243,13	repairs performed
330	EXPANDED CLAY WAREHOUSE	01.06.73	288	473575,39	does not need repairing
331	FRAME OF THE ANNEALING SHOP WITH LIGHTING, FURNACE SECTION AND SMOKE CHIMNEY	01.06.73	1828	1805788,33	needs repairing
332	FRAME OF THE SHLECKER SHOP WITH LIGHTING	01.06.73	3732	4102192,29	needs repairing

333	ADDITIONS STORAGE	01.06.73	202	431501,06	does not need repairing
334	3-FLOOR ADMINISTRATION-ACCOMMODATION BUILDING, COMPANY P/B A-1486	01.06.74	982	2492894,73	needs repairing
335	BUILDING OF THE CONCRETE-SOLUTION UNIT DSK	01.06.74	123	1707040,89	needs repairing
336	GROUND-BASED WAREHOUSE FOR COMBUSTING AND LUBRICATING MATERIALS STORAGE, VERTICAL LAY-OUT	01.10.75	36	29688,93	needs repairing
337	CHECKPOINT # 1	01.11.75	18	28125,08	repairs performed
338	CHECKPOINT # 2	01.11.75	18	28125,08	repairs performed
339	MAIN BUILDING OF DSK	01.12.75	17326	18545025,81	repairs performed
340	WAREHOUSE OF COMBUSTING AND LUBICATING MATEIRALS KOBD COMBINAT	01.12.78	90	104293,50	needs repairing
341	AUXILIARY WAREHOUSE PREMISES of KOBD	01.12.78	320	125156,61	needs repairing
342	CONTROL CHECK POINT (ASPHALTIC CONCRETE PLANT)	01.09.79	8	14668,69	repairs performed
343	ACCOMMODATION PREMISES (ASPHALTIC CONCRETE PLANT)	01.09.79	216	193607,90	repairs performed
344	ROOM FOR TRANSFORMERS USED AS WAREHOUSES)	01.12.79	57	83592,77	needs repairing
345	WAREHOUSE FOR CARPENTER'S FINISH STORAGE KOBD	01.03.82	544	108398,75	needs repairing
346	CLOSED WAREHOUSE	01.12.82	8890	5495199,24	needs repairing
	Shop # 37				
347	4-FLOOR SERVICE-ACCOMMODATION BUILDING WITH SPECIAL CELLAR	01.12.83	979	3929233,71	repairs performed
348	BUILDING # 2 IN AXES A-G ROW 1-14 (Shop #37)	01.12.84	30876	52962071,67	needs repairing
350	Building 2 (Shop # 23)	01.12.84	1283	4789228,38	repairs performed
351	Building 2 (Shop # 13)	01.12.84	2966	6309523,10	repairs performed
352	Building 2 (Shop # 41)	01.12.84	1283	2728705,10	repairs performed
353	BUILDING FOR RU-10 KW	01.12.84	288	465031,84	repairs performed
354	Building of canteen, Shop #37	01.12.85	1688	3019236,88	does not need repairing
	Shop # 38				
355	Building of the Shop # 38	01.12.83	9585	13067292,17	needs repairing
356	Administration-accommodation building	20.10.83	2793	2105684,19	repairs performed

	Shop # 19				
357	Warehouse for construction materials storage	01.06.64	168	56662,34	needs repairing
358	Production-service building	01.06.40	864	1145355,01	repairs performed
359	Garage for five cars at the territory of the shop 40	01.06.73	255	182183,01	needs repairing
360	Building of the workshop and blacksmith spareparts warehouse at the territory of the shop # 40	01.06.73	148	93933,95	needs repairing
361	Parking garage (for 6 cars) ST-2401, 2402, 2403	01.06.74	476	361436,32	needs repairing
362	Block-room (oil storage warehouse), at the territory of the shop # 40	01.10.78	15	9177,02	does not need repairing
363	Parking garage for 6 cars	01.12.75	1016	746695,94	needs repairing
364	Administration-accommodation premises	30.12.97	288	329807,05	
	Shop # 41				
365	Repairs workshop building of the shop # 20	01.06.66	143	92914,53	repairs performed
366	Building of the warehouse of titanium wastes of the shop # 20	01.06.66	760	612086,05	repairs performed
367	Post booth	17.09.96	6	24947,74	does not need repairing
368	Post booth	17.09.96	6	24947,74	does not need repairing
369	Post booth	17.09.96	6	24947,74	does not need repairing
370	Building of control check point	27.11.96	21	164663,08	does not need repairing




	Shop # 42				
371	RESIDENTIAL HOUSE PER 2 FLATS WITH YARD BUILDINGS AT THE NEW AERODROME	01.06.73	68	61514,43	needs repairing
372	SERVICE-PASSANGERS BUILDING AND THE PUMP STATION OF THE AERODROME	01.12.76	317	449621,09	repairs performed
373	SPARE PARTS WAREHOUSE	01.06.85	36	25894,47	does not need repairing
	Shop # 44				
374	Expedition Building, site "B" of the commercial goods shop	01.11.93	4221	1546669,32	does not need repairing
375	3-floor extended building of accommodation premises	01.10.93	257	206783,53	needs repairing
376	Garages of Shop # 44	31.03.98	36	20999,89	needs repairing
	Shop # 45				
377	Complete for production of discs of supporting rollers	01.12.86	9260	5345475,21	does not need repairing
378	Administration-accommodation building	30.12.97	1700	1699935,72	does not need repairing
379	Building of KTP of the building # 45	17.10.96	16	281577,96	does not need repairing
	Shop # 46				
380	Spectral estimation laboratory building	01.11.69	990	3 503 488 074	repairs performed
381	SECTION FOR PROBES PREPARATION OF FERROTITANIUM FOR ANALYSIS	01.08.95	80	121 766 056	does not need repairing
382	Laboratory for determination of gas in metal	17.10.96	36	408 607 242	does not need repairing
	Shop # 47				
383	Section of mounting of double-glazed windows and magnetron glass sputtering	01.10.75	2160	5228871,97	does not need repairing
	Shop # 48				
384	Medical point – Heat point	01.09.93	661	65191,25	does not need repairing
385	Building of the furniture shop	01.09.93	3192	10262,99	does not need repairing
386	Building of the plant management	01.09.93	574	32063,64	does not need repairing
387	Vegetable store	01.09.93	18	13214,40	does not need repairing
388	Pigsty building	01.09.93	288	24028,44	does not need repairing
389	Warehouse	01.09.93	348	19429,44	does not need repairing
390	Building of the control check point	01.09.93	12	3211,19	does not need repairing
391	Ice-house	01.09.93	144	2442,14	does not need repairing
392	Building of the boiler house	01.09.93	18	19512,94	does not need repairing
	Shop # 50				

393	PRODUCTION WORKSHOPS AND ACCOMMODATION PREMISES OF PNU, 1ST STAGE	01.12.78	1401	1558412,05	repairs performed
394	Building of the transformer substation	01.07.95	27	26417,96	needs repairing
	Shop # 57				
395	Building of the Palace of Culture	01.01.57	3193	6454852,71	needs repairing
	Shop # 58				
396	General therapeutic preventorium	12.01.71	2100	3334731,33	needs repairing
	Shop # 59				
397	Central plant medical point building	12.01.76	3698	6226450,30	repairs performed
398	Diagnostic center	18.10.96	2419	5566852,21	does not need repairing
	Shop # 60				
399	Carpenter's workshop	01.01.37	386	166223,63	does not need repairing
400	Warehouse of combusting materials	01.01.69	138	61881,51	does not need repairing
401	Room for maintenance of construction mechanisms and transport	01.01.71	230	94116,48	does not need repairing
403	Garage	01.01.84	18	11781,37	does not need repairing
404	Garage	01.01.84	18	11781,37	does not need repairing
405	Warehouse	01.10.85	18	58007,98	does not need repairing
406	Duty premises	01.10.85	18	8269,73	does not need repairing
407	Administration-accommodation building	31.01.97	398	1268966,43	does not need repairing
408	Garage	31.01.97	18	28576,10	does not need repairing
	Shop # 61				
409	Metallic combined garage	01.12.90	18	9588,10	does not need repairing
410	Technical maintenance station for repairs and maintenance of cars	01.10.95	288	516213,68	does not need repairing
411	10 garages/station of technical maintenance of cars	01.10.95	216	212430,86	does not need repairing
	Shop # 79				
412	Warehouse building	01.12.79	18	258429,15	needs repairing
	Shop # 80				
413	Warm autotransport parking building	01.01.96	720	478533,91	does not need repairing
	Total:		**711 969**	**5 048 308 532,20**	

Вид 102 Facilities

No.	Facility	Date		Value	Condition
	Shop # 2				
1	Reservoir of circulation water supply	01.12.48	0	5011,60	does not need repairing
	Shop # 3				
2	Collector-tank	01.11.93	0	40398,44	does not need repairing
3	Collector-tank	01.11.93	0	40398,44	does not need repairing
4	Collector-tank	01.11.93	0	40398,44	does not need repairing
5	Collector-tank	01.11.93	0	40398,44	does not need repairing
	Shop # 4				
6	Smoke removal system	01.12.78	0	833695,97	does not need repairing
7	Site for die blocks	01.09.70	0	526230,99	does not need repairing
8	Noise-killer	01.12.78	0	38187,07	does not need repairing
9	Deepened separately standing warehouse	01.11.86	762	3732166,37	needs repairing
	Shop # 5				
10	Under-crane trestle	01.12.82	0	84263,20	does not need repairing
	Shop # 6				
11	Reservoir # 1 for breakdown oil discharge in the building 8A CRP-2	01.09.69	0	84263,20	needs repairing
	Shop # 8				
12	Smoke chimney	01.10.63	0	361686,13	needs repairing
13	Fuel boiler house # 3	01.12.73	0	546889,38	repairs performed
14	Smoke chimney	01.11.59	0	252927,36	needs repairing
15	Reservoir for petroleum and mineral oils	01.12.86	0	601799,97	неneeds repairing
16	Fuel reservoir for 2000 cubic meters	01.12.82	0	697984,00	does not need repairing
17	Труба ж/бетонная дымовая	01.12.86	0	1353143,01	needs repairing
18	Ferroconcrete smoke chimney	01.12.68	0	521504,26	needs repairing
19	Tank	01.12.95	0	57072,00	does not need repairing
20	Tank	01.12.95	0	57072,00	does not need repairing
21	Waist disposal plants	01.12.95	0	86870,48	does not need repairing
22	Smoke chimney	01.12.93	0	25212,15	needs repairing
23	Reservoir # 1 for 2000 cubic meters with 2 chambers of grand-based control	01.12.74	0	406548,86	needs repairing
24	Reservoir # 1 fpr 2000 cubic meters with 2 chambers of	01.12.74	0	406548,86	needs repairing

	grand-based control				
25	Trestle of fuel discharge with technological pipelines	01.12.74	0	177177,73	repairs performed
26	With gas flue	01.12.74	0	808751,04	needs repairing
27	Reservoir # 3 for 1000 cubic meters with 2 chambers of grand-based control	01.12.74	0	240493,69	needs repairing
28	Reservoir for petroleum and mineral oils for 2000 cubic meters	01.12.86	0	605914,40	does not need repairing
29	Reservoir for petroleum and mineral oils for 2000 cubic meters	01.12.86	0	605923,58	does not need repairing
30	Smoke chimney H 45	01.12.61	0	266978,88	needs repairing
31	Smoke chimney	01.12.63	0	266978,88	needs repairing
32	Smoke chimney	01.12.67	0	346604,16	needs repairing
33	Fuel site	01.12.67	0	3915626,60	needs repairing
34	Transport reservoir of liquid oxygen (TRGK-7M)	01.07.86	0	98388,19	does not need repairing
35	Transport reservoir of liquid oxygen (TRGK-7M)	01.07.86	0	98388,19	does not need repairing
36	Pump station	01.06.86	0	28052,53	does not need repairing
	Shop # 9				
37	Cistern for fuel storage	01.05.69	0	27487,62	does not need repairing
38	Reservoir	01.06.73	0	34671,44	does not need repairing
39	Railway track # 13	01.12.62	2200	449572,96	repairs performed
40	Approach way # 10	01.11.63	2072	443203,40	repairs performed
41	Railway ro the fuel storage of the boiler house# 3	01.12.73	1608	125289,97	repairs performed
42	Railway track	01.10.74	3932	649536,14	repairs performed
43	Checker trestle	01.06.41	307	79324,05	does not need repairing
44	Railway track to burnt ground dump	01.12.78	4200	722810,56	repairs performed
45	Railway track of the asphalt-concrete plant	01.07.79	10800	713466,19	repairs performed
46	Railway track of the open trestle	01.09.79	1112	511925,34	repairs performed
47	Railway unloading trestle and railway track	01.11.79	250	615263,71	repairs performed
48	Railway tracks "Park # 1"	01.12.28	22136	5575219,57	repairs performed
49	Railway tracks "Park # 2"	01.12.28	23604	5545901,75	repairs performed
50	Railway tracks "Park # 3"	01.12.28	22468	4774309,38	repairs performed
51	Railway tracks to the concrete station	01.12.28	62428	13416785,93	repairs performed
52	Railway track # 2	01.12.79	3784	627632,03	repairs performed
53	Railway track	01.12.80	636	290884,83	repairs performed

54	Railway track # 1	01.01.81	2500	415356,61	repairs performed
55	Railway track # 8	01.01.81	1504	249878,54	repairs performed
56	Railway track	01.12.82	936	361215,90	repairs performed
57	Railway track # 12	01.12.83	1940	340254,55	repairs performed
58	Approach railway track	01.12.83	896	238701,34	repairs performed
59	Approach railway track	01.12.83	600	206640,00	repairs performed
60	Railway track # 11	01.07.85	1480	228222,40	repairs performed
61	Approach railway track	01.12.85	1576	249486,57	repairs performed
62	Railway track # 10	01.01.86	1100	340254,55	repairs performed
63	Railway track # 3	01.01.86	2776	609003,28	repairs performed
64	Track # 19, shop # 37	01.12.84	1772	334145,21	repairs performed
65	Fencing of the black scrap processing section	01.12.94	0	36561,07	needs repairing
66	Metallic searchlight masts # 5 and # 6	01.02.77	0	146059,06	needs repairing
	Shop # 10				
67	Deepened separately standing warehouse	01.09.75	0	2527179,65	does not need repairing
68	Sculpture-semifigure of V.I. Lenin	01.05.79	0	71601,77	does not need repairing
	Shop # 12				
69	Construction built for centunary from the birth date of V.I. Lenin	01.11.70	0	248793,83	does not need repairing
70	Deepened separately standing warehouse A-3	01.12.80	754	2470183,74	does not need repairing
71	Sculpture in honour of the 50-th anniversary of the plant administration building square	01.05.83	0	559901,09	does not need repairing
72	Unloading footlight of the complete # 5	01.12.73	0	101024,00	does not need repairing
73	Site of the open warehouse of the building # 5	01.10.76	11578	1781980,70	does not need repairing
74	Open site for equipment # 2,3,4	01.12.78	0	415045,99	does not need repairing
	Shop # 13				
75	Ferro-concrete trestle	01.07.71	0	57161,22	does not need repairing
	Shop # 14				
76	Neutralizer	01.10.75	0	157551,52	does not need repairing
	Shop # 15				
77	Plant territory fencing	01.06.42	0	3351744,81	repairs performed
78	Ferro-concrete fencing	01.12.90	0	2899348,48	does not need repairing
	Shop # 16				
79	Cistern for nitrogen acid storage	01.12.68	0	101445,48	does not need repairing

80	Cistern for nitrogen acid storage	01.12.68	0	101445,48	does not need repairing
81	Cistern for sulphuric acid storage	01.12.68	0	51979,61	does not need repairing
82	Cistern for sulphuric acid storage	01.12.68	0	51979,61	does not need repairing
83	Cistern for sulphuric acid storage	01.12.68	0	51979,61	does not need repairing
84	Cistern for sulphuric acid storage	01.12.68	0	51979,61	does not need repairing
85	Cistern for sulphuric acid storage	01.12.68	0	51979,61	does not need repairing
86	Cistern for sulphuric acid storage	01.12.68	0	51979,61	does not need repairing
87	Discharge trestle	01.12.68	0	14604,03	does not need repairing
88	Collection tank	01.11.93	0	27224,20	does not need repairing
89	Collection tank	01.11.93	0	35782,37	does not need repairing
90	Collection tank	01.11.93	0	35782,37	does not need repairing
91	Collection tank	01.11.93	0	35782,37	does not need repairing
92	Collection tank	01.11.93	0	35782,37	does not need repairing
93	Precipitation tank-water circulation of shop #16	01.12.67	0	494429,82	needs repairing
94	2 sprinkling basins for water rotation of the Shop # 16	01.12.67	5824	1404604,82	needs repairing
95	Deepened warehouse A-7	01.12.83	754	3447554,21	needs repairing
96	Collection tank	01.11.93	0	34343,44	does not need repairing
97	Collection tank	01.11.93	0	34343,44	does not need repairing
98	Collection tank	01.11.93	0	34343,44	does not need repairing
99	Collection tank	01.11.93	0	34343,45	does not need repairing
100	Warehouse of rolls and spare parts	01.10.95	0	556998,14	does not need repairing
	Shop # 17				
101	Rate reservoir	01.12.81	0	104982,30	does not need repairing
102	Undercrane track	01.04.67	0	479726,61	needs repairing
103	Wooden fence	01.06.74	0	44770,81	needs repairing
	Shop # 20				
104	Cellular fencing, Shop # 20	17.10.96	0	58472,46	does not need repairing
105	Black metals warehouse	01.07.63	0	601735,68	does not need repairing
	Shop # 21				
106	Concrete roads at the territory of the shop # 21	01.11.60	18276	1929137,13	needs repairing
107	Site for storage of stamps near the full gantry crane	01.08.63	0	146316,09	does not need repairing
108	Railway track of the full gantry crane	01.07.63	0	328630,06	does not need repairing
109	Smoke chimney # 1 with the system of chimney flues	01.12.76	0	544245,07	needs repairing
110	Open platform, building 1	01.12.78	4650	1414532,59	does not need repairing

111	Smoke chimney # 2	01.09.80	0	544245,07	needs repairing
112	Reservoir of breakdown discharge	01.12.65	0	73085,81	does not need repairing
113	Smoke chimney	01.09.65	0	413114,69	needs repairing
114	Smoke chimney # 3	01.12.78	0	799402,91	needs repairing
	Shop # 22				
115	Passage cable tunnel	01.12.82	0	1598016,00	needs repairing
	Shop # 26				
116	Trestle	01.02.75	0	528851,46	does not need repairing
117	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
118	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
119	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
120	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
121	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
122	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
123	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
124	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
125	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
126	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
127	Reservoir V=75 cubic meters	01.03.71	0	39149,83	does not need repairing
128	Reservoir V=75 cubic meters	01.12.71	0	39149,83	does not need repairing
129	Steel tank V=75 cubic meters	01.12.71	0	39359,96	does not need repairing
130	Steel tank V=75 cubic meters	01.12.71	0	39359,96	does not need repairing
131	Steel tank V=75 cubic meters	01.12.71	0	39359,96	does not need repairing
132	Steel tank V=75 cubic meters	01.12.71	0	39359,96	does not need repairing
133	Steel tank V=75 cubic meters	01.12.71	0	39359,96	does not need repairing
134	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
135	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
136	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
137	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
138	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
139	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
140	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
141	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing

142	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
143	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
144	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
145	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
146	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
147	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
148	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
149	Steel tank V=18 cubic meters	01.12.71	0	9403,31	does not need repairing
150	Steel tank V=6 cubic meters	01.12.71	0	2876,15	does not need repairing
151	Steel tank V=6 cubic meters	01.12.71	0	2876,15	does not need repairing
152	Steel tank V=6 cubic meters	01.12.71	0	2876,15	does not need repairing
153	Steel tank V=6 cubic meters	01.12.71	0	2876,15	does not need repairing
154	Steel tank V=70 litres	01.12.71	0	1378,98	does not need repairing
155	Steel tank V=70 litres	01.12.71	0	1378,98	does not need repairing
156	Steel tank V=70 litres	01.12.71	0	1378,98	does not need repairing
157	Steel tank V=340 litres	01.12.71	0	5003,72	does not need repairing
158	Steel tank V=340 litres	01.12.71	0	5003,72	does not need repairing
159	Steel tank V=340 litres	01.12.71	0	5003,72	does not need repairing
160	Steel tank V=340 litres	01.12.71	0	5003,72	does not need repairing
161	Steel tank V=340 litres	01.12.71	0	5003,72	does not need repairing
162	Tank V=340 litres	01.12.71	0	5003,72	does not need repairing
163	Railway	01.12.71	0	128704,58	repairs performed
164	Concrete road	01.12.71	0	92942,08	repairs performed
165	Loading-unloading site and undercrane tracks	01.12.78	0	827285,54	needs repairing
166	Open equipment warehouse platform	01.12.76	10800	1236855,20	needs repairing
167	Equipment warehouse site	01.11.72	0	347761,34	needs repairing
168	Approach motor road	01.12.82	0	250723,20	repairs performed
169	Platform 14 "B" of the building 2 with concrete site	01.12.83	7175	2399209,79	needs repairing
170	Warehouse of benzine, kerosene, and oils	01.06.42	0	368232,20	needs repairing
	Shop # 27				
171	Telephone cabling made of asbestos-cement pipes D=100mm	01.10.76	0	673894,37	does not need repairing
	Shop # 28				
172	Motor road	01.04.72	0	51849,56	needs repairing

173	Site for 150 cars	01.04.72	7350	1932699,33	needs repairing
	Shop # 29				
174	Approach motor road to the scoria storage	01.09.68	0	458043,83	repairs performed
175	Roads at the territory of the shop	01.12.70	0	144359,26	needs repairing
176	Fence of the ground for	01.09.68	0	320224,87	needs repairing
177	Neutralizer of scourage waters	01.09.68	1160	1710929,90	needs repairing
178	Rainwater drainage	01.09.68	0	53083,52	needs repairing
179	Block of precipitation tanks with the corridor "A"	01.09.68	240	11013866,08	needs repairing
180	Rainwater receiver with overflow pipeline	01.09.68	0	148430,52	needs repairing
181	Receiving reservoir with the corridor "B"	01.09.68	0	209328,80	needs repairing
182	Trestle of the scourage waters tray of the out-site production drainage system	01.04.70	0	240942,24	needs repairing
183	Water channel to the river "Berezovka"	01.12.69	0	119630,78	repairs performed
184	Land dams of the scoria precipitation tank	01.12.69	4033	5933535,18	does not need repairing
185	Right-shore intercepting drain	01.09.68	0	366717,12	repairs performed
186	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants	01.03.88	0	668411,52	does not need repairing
187	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants	01.03.88	0	668411,52	does not need repairing
188	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants, shop # 29	01.03.88	0	668411,52	does not need repairing
189	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants, shop # 29	01.03.88	0	668411,52	does not need repairing
190	Reservoirs-neutralizers of the exhausted pickling solutions at the waste disposal plants, shop # 29	01.03.88	0	668411,52	does not need repairing
191	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	01.03.88	0	6842,08	does not need repairing
192	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	01.03.88	0	6842,08	does not need repairing
193	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	01.03.88	0	6842,08	does not need repairing
194	Vapour neutralizer from the technological pipelines at the waste disposal plants, shop # 29	01.03.88	0	6842,08	does not need repairing
195	Vapour neutralizer from the technological pipelines at the	01.03.88	0	6842,08	does not need repairing

	waste disposal plants, Shop # 29				
196	Rainwater receiver of waste disposal plants, Shop # 29	01.03.88	9311	2328052,16	needs repairing
197	Fencing of the building # 8 8A water supply unit	01.12.77	0	137273,25	needs repairing
198	Precipitation reservoir of petroleum products	01.11.75	0	723527,57	needs repairing
199	Drainage pump station, building # 5	01.08.76	0	126381,02	needs repairing
200	Underground reservoirs, pump station of Shop # 18	01.12.76	0	277724,16	does not need repairing
201	Underground reservoirs, pump station of Shop # 18	01.12.76	0	277724,16	does not need repairing
202	Swap pump station 23 "m" waste disposal plants production site B	01.12.80	0	60265,41	needs repairing
203	Scoria store – building 23 "P" waste disposal plants of the production site "B"	01.12.80	0	83859,10	needs repairing
204	Reservoir of natrium bisulfite – building 23K waste disposal plants of site "B"	01.10.80	0	45332,22	does not need repairing
205	Reservoir of chromite drains from heat-treatment aggregates of building 23B	01.10.80	0	82518,24	does not need repairing
206	Reservoir of fluorine containing drains / building 23I / waste disposal plants	01.10.80	0	52872,29	does not need repairing
207	Reservoir of acis-base drains building 23 "B" of waste disposal plants, site "B"	01.10.80	0	139358,02	does not need repairing
208	Reservoir of lime milk – building 23"L" of waste disposal plants, site B	01.10.80	0	52872,29	does not need repairing
209	Reservoir of flushing drains, 23G waste disposal plants, site "B"	01.10.80	0	52872,29	does not need repairing
210	Reservoir of waste disposal drains 23 "D" of waste disposal plants of production site "B"	01.10.80	0	82518,24	does not need repairing
211	Reservoir of emersed sediment collecting, within the waste disposal plants	01.10.80	0	55815,76	does not need repairing
212	Reservoir of emersed sediment collecting, within the waste disposal plants	01.10.80	0	55815,76	does not need repairing
213	Reservoir for oil collecting from oil traps of waste disposal plants of the production site "B"	01.10.80	0	55815,76	does not need repairing
214	Collecting reservoir of waste disposal plants drains of production site "B"	01.10.80	0	55815,76	does not need repairing
215	Reservoir of aluminium sulphate collecting of waste	01.10.80	0	55815,76	does not need repairing

	disposal plants of site "B"				
216	Reservoir of dirty water, within the waste disposal plants of production site "B"	01.10.80	0	84107,07	does not need repairing
217	Swap pump station of waste disposal plants	01.12.80	0	146181,73	needs repairing
218	Oil and aluminium sulphate pump plant	01.12.80	0	95871,78	needs repairing
219	Cooling tower 1, building 5	01.08.76	144	416650,53	needs repairing
220	Cooling tower 2	01.12.78	144	333370,02	needs repairing
221	Precepitation tank, building 22"B" of waste disposal plants of the site "B"	01.12.80	0	94090,08	needs repairing
222	Scoria store, building 22 "V"of waste disposal plants of production site "B"	01.12.80	0	112173,38	needs repairing
223	Oil removers of the building 22 "A" within the waste disposal plants	01.12.80	0	200404,06	needs repairing
224	Reservoirs in the building 22 of production site "B"	01.12.80	0	130219,94	does not need repairing
225	Reservoir of hot water of building 22 "Zh" of the waste disposal plantsof the production site "B"	01.12.80	0	54176,42	does not need repairing
226	Reservoir of clean water, building 22 "D" of waste disposal plants of production site "B"	01.10.80	0	84107,07	does not need repairing
227	Building 23 "Zh"- precipitation tank of waste disposal plants of production site "B"	01.12.80	0	83859,10	does not need repairing
228	Precipitation tank для стоков,содерж.фтор/соор.23-3/г waste disposal plants	01.10.80	0	82352,93	does not need repairing
229	Precipitation tank после обезвреживан.фтора 23-E waste disposal plants	01.10.80	0	82352,93	does not need repairing
230	Precipitation tank KNS of waste disposal plants of rainwater drains at the site "B"	01.05.89	0	706717,98	does not need repairing
231	Precipitation tank KHC waste disposal plants of rainwater drains at the site "B"	01.05.89	0	706717,98	does not need repairing
232	3-bay cooling tower, site “B”.	01.12.90	144	761978,11	does not need repairing
233	Ground winter greenhouse	01.12.66	0	202250,05	needs repairing
234	Ground winter greenhouse produced by own means	01.12.67	0	202250,05	needs repairing
235	Waste disposal plants fencing	01.06.59	0	51191,87	needs repairing
236	Passage roads (internal)	01.12.52	0	462758,62	needs repairing
237	Fence (territory fencing)	01.11.84	0	176792,00	does not need repairing

238	Roads and sites and territory improvement	01.11.84	0	694696,13	does not need repairing
239	Water-metering tray	01.08.57	0	5515,91	needs repairing
240	Grease collector	01.08.58	0	54633,78	needs repairing
241	Primary vertical precipitation tanks	01.05.64	0	187353,60	does not need repairing
242	Aerotanks # 5,N-6,N-7,N-8	01.05.64	900	1260044,80	repairs performed
243	Secondary vertical precipitation tanks	01.05.64	0	376084,80	does not need repairing
244	4 primary precipitation tanks (distribution)	01.12.58	0	374707,20	needs repairing
245	Sand box for waste recovery	01.12.58	0	73676,80	needs repairing
246	Grease trap for grease recovery	01.12.58	0	89423,41	needs repairing
247	Methane-tank N-1	01.12.58	0	303806,72	needs repairing
248	Aerotanks # 1,2,3,4.	01.12.58	900	1260044,80	needs repairing
249	Sand grounds	01.12.58	0	54935,84	does not need repairing
250	Contact basin and wire mixer	01.12.58	0	36680,80	needs repairing
251	Methane-tank N-2	01.12.58	0	303760,80	needs repairing
252	Pressure filter	01.12.83	0	862542,91	does not need repairing
253	2 concentration tanks 6 m each included into drainage system reconstruction	01.12.83	0	166156,93	does not need repairing
254	2 fugacity compactors at the waste disposal plants of drainage system	01.12.83	0	267777,89	does not need repairing
255	Tank of wet sediment	01.12.83	0	19157,82	does not need repairing
256	Tanks of 10% lime milk	01.12.83	0	23878,86	does not need repairing
257	2 tanks of 10% chloric ferrum	01.12.83	0	25999,90	does not need repairing
258	Tank of current break	01.12.83	0	12178,90	does not need repairing
259	Reservoir of activated sludge with pipeline and stop valves	01.08.84	0	49272,16	does not need repairing
260	Reservoirs-neutralizers # 1,2.	01.08.84	0	267777,89	does not need repairing
261	Ground for KEK storage	01.09.84	1200	1198512,00	does not need repairing
262	Sand grounds of waste disposal plants of the drainage system	01.09.84	0	949625,60	does not need repairing
263	6 sludge grounds	01.08.84	5808	1407087,61	does not need repairing
264	Crushing rack of waste disposal plants of the drainage system	01.09.84	0	110446,78	needs repairing
265	Sand boxes # 1,2 with drainage water circulation of the drainage system	01.09.84	0	479404,80	needs repairing

266	Radial drainage precipitation tanks from pipelines # 1,2 d18	01.09.84	0	1388125,29	does not need repairing
267	Primary precipitation tanks # 1,2, drainage system	01.09.84	0	1427411,85	does not need repairing
268	Sediment dehelmintization chamber (concentration tanks # 1,2.)	01.12.84	0	848041,38	does not need repairing
269	Aerotanks	01.08.84	1999	5371593,02	does not need repairing
270	Trestle for car washing with waste disposal plants	01.09.84	0	103320,00	does not need repairing
271	Pump station # 4 within the full biological drainage system	01.09.84	0	126325,92	does not need repairing
272	Secondary precipitation tanks	01.08.58	0	376084,80	needs repairing
273	Sprinkling basin 1 of water supply station 1	01.08.32	0	123451,33	needs repairing
274	External rainwater collectors of the water cuirculation pump station, Shop # 31	01.10.64	0	89621,35	needs repairing
275	Sprinkling basin of the 2nd water-circulation station 1	01.08.32	0	123451,33	needs repairing
276	Discharge manifold from KNS-5 to KNS-4	01.03.92	0	21847,49	does not need repairing
277	Electric defence of production water supply (within external communications system)	01.12.74	0	195949,82	does not need repairing
278	Water tower (fire station section)	01.05.37	0	449152,70	needs repairing
279	Water receiving well up to the mark +0.0 1 raise	01.08.64	0	73288,32	does not need repairing
280	Reservoir of clean water for 500 meters	01.08.64	0	109748,80	does not need repairing
281	Fencing	01.08.64	0	25005,46	needs repairing
282	Smoke chimney	01.03.71	0	66978,91	does not need repairing
283	Fence at the site of the filter station	01.11.71	0	135717,66	needs repairing
284	Sand ground made of concrete	01.11.71	0	156467,99	does not need repairing
285	Reservoir for cold water, capacity 2000 m	01.11.71	0	654776,08	does not need repairing
286	Crib head and water-receiving well with gravity water supply line	01.12.71	0	108692,83	does not need repairing
287	Spillway of Isinskiy hydrosystem	01.12.74	0	9855589,18	repairs performed
288	Concrete ground of the open warehouse of alumina production site A	01.09.75	0	123910,53	does not need repairing
289	Slurry store	01.11.71	0	1168204,80	does not need repairing
290	Reservoir for cold water, capacity 4000 m	01.11.71	0	1052879,94	does not need repairing
291	Water receiving well shop 8 1 raise	01.05.31	0	93770,48	needs repairing
	Shop # 31				
292	Bin trestle for granular charging materials	01.01.76	0	37153,60	does not need repairing

293	Bin trestle for granular charging materials	01.01.88	0	144096,96	does not need repairing
294	Water tower with metallic tank	01.02.65	0	218351,25	needs repairing
295	4-bay cooling tower	01.01.65	0	185833,65	repairs performed
296	Ferro-concrete reservoir for water	01.01.65	0	54633,78	does not need repairing
297	Water tower	01.01.65	0	587776,00	needs repairing
298	Defending wall for furnaces DVS-5M	01.01.70	0	348884,73	does not need repairing
299	Concrete roads	01.01.65	0	220719,07	does not need repairing
300	Deepened warehouse	01.01.85	754	4016998,94	does not need repairing
	Shop # 32				
301	Trestle for crystallizer assembling.	01.11.72	0	47042,84	does not need repairing
302	Reservoir of the 3rd breakdown oil discharge	01.02.70	0	249804,80	does not need repairing
303	Passage cable tunnel	01.01.84	0	150156,29	needs repairing
304	Concrete ground to SRP-1 building 8a	01.09.75	0	334664,96	does not need repairing
305	Concrete ground to SRP-2, building 8a	01.09.75	0	334664,96	does not need repairing
306	Motor road and concrete ground at the site A	01.12.80	0	554637,92	does not need repairing
307	Underground passage to the underground building # 8B	01.12.80	0	575836,80	needs repairing
308	Fencing к-90	01.12.80	0	43440,32	needs repairing
309	Warehouse A-6 ц32	01.02.85	754	2783202,02	does not need repairing
310	2-bay cooling tower 42A	01.09.69	144	947421,44	needs repairing
311	Water tower	01.09.69	0	840519,68	needs repairing
312	Reservoir for water, capacity 1000 cubic meters.	01.09.69	0	331358,72	does not need repairing
313	Water tower	01.12.70	0	840519,68	needs repairing
314	cooling tower 42	01.11.71	144	881664,00	needs repairing
315	cooling tower 3-х секционная 42B	01.12.71	144	2187794,11	needs repairing
316	cooling tower 42Д	01.12.71	144	2187794,11	needs repairing
317	Reservoir for water, capacity 2000 cubic meters.	01.12.71	0	602470,40	does not need repairing
	Shop # 35				
318	Smoke chimney H 45	01.06.71	0	266978,88	needs repairing
319	Swap station	01.10.73	0	13330,12	needs repairing
320	Deepened separately standing warehouse A-5	01.12.77	754	1132405,57	does not need repairing
	Shop # 36				
321	WAREHOUSE OF EXPANDED CLAY	01.12.63	1248	291243,01	needs repairing
322	CISTERN, CAPACITY 80 M3	01.05.69	0	27487,62	does not need repairing
323	STEAM-CURING SHAMBER AT THE SHOP OF SMALL	01.06.65	0	235734,91	needs repairing

	BLOCKS				
324	WAREHOUSE OF FILLERS WITH THE POINT OF LOAD TRANSFER #1,2 CONCRETE LINE DSK	01.12.75	2974	4632572,64	needs repairing
325	OPEN WAREHOUSE OF FINISHED PRODUCT DSK	01.09.76	4680	873811,68	does not need repairing
326	CEMENT WAREHOUSE, CONCRETE LINE DSK	01.12.75	740	1501179,29	needs repairing
327	WAREHOUSE OF INERT MATERIALS (GROUND)	01.02.76	3150	318473,57	does not need repairing
328	RAILWAY APPROACH TRACK TO THE WAREHOUSE OF INERT MATERIALS	01.02.76	480	157321,64	does not need repairing
329	FEINCING OF KOBD COMBINAT, SITE AND CHECKPOINT	01.12.78	0	241321,08	needs repairing
330	METAL WAREHOUSE KOBD	01.12.78	405	189447,55	does not need repairing
331	BITUMEN STORE (ASPHALT-CONCRETE PLANT)	01.09.79	0	417137,28	does not need repairing
332	WAREHOUSE OF FINISHED PRODUCT WITH UNDERCRANE TRACKS	01.12.84	6562	2783918,37	does not need repairing
333	Pump station, cooling tower with the reservoir 600 cubic meters.	01.06.73	63	280056,90	needs repairing
334	Pump for hot water with reservoir 250 cubic meters.	01.06.73	68	193387,49	needs repairing
335	COOLING TOWER	01.11.70	144	305019,01	needs repairing
336	Pump discharge station	01.06.73	26	82040,67	needs repairing
337	Fencing of the asphalt-concrete plant	01.07.79	0	102585,28	repairs performed
338	Anti-fire reservoir	01.10.79	0	66850,34	does not need repairing
	Shop # 37				
339	PUMP STATION OF DRAINAGE WATERS SWAP	01.10.85	0	46645,54	does not need repairing
	Shop # 38				
340	Crane trestle with a platform	01.12.83	0	1045855,55	does not need repairing
341	Motor roads improvement and vertical planning	01.12.82	0	6718,15	does not need repairing
	Shop # 19				
342	Motor road from thy central checkpoint to the northern checkpoint	01.06.62	3510	396018,67	needs repairing
343	Motor road to the warehouse RSM-1	01.06.64	3300	373329,60	needs repairing
344	Motor road at the southern side of Shop # 14 to the northern checkpoint	01.06.63	2700	230128,08	needs repairing
345	Motor road from the eastern checkpoint to the canteen 3	01.06.65	1800	218225,62	needs repairing
346	Motor road from Parkovaya street to the shop 1 at the	01.06.58	39660	6239834,24	needs repairing

	central checkpoint				
347	Motor road from shop 1 to the construction base	01.06.58	11200	1217577,98	needs repairing
348	Motor road from building 1 production site to the construction base	01.06.56	11200	1181050,64	needs repairing
349	Asphalt ground at the main checkpoint of the plant	01.06.60	4554	106653,79	needs repairing
350	Asphalt-concrete pavements from the fire station to the residential section UKS	01.06.60	0	188676,10	needs repairing
351	Motor road from sovkhoz to the raise 1	01.06.65	0	244234,70	needs repairing
352	Motor road and concrete grounds of the filter station	01.06.71	21700	378849,18	needs repairing
353	Motor road to SRP-2 and building 8	01.06.70	3120	338687,55	needs repairing
354	Motor road from the railway crossing MPS to the office	01.06.71	2835	2771789,14	needs repairing
355	Motor road from building 7 to the Shop # 35	01.06.71	8892	1047040,29	needs repairing
356	Motor roads and grounds, building 6	01.06.71	18978	1271690,11	needs repairing
357	Access concrete roads and ground, building 1	01.06.71	5525	109372,26	needs repairing
358	Encasement into a tube of the water stream "Barnevka" from chamber 7 to the head	01.06.72	0	184373,58	needs repairing
359	Motor roads and grounds of the building 6	01.06.72	3212	249942,56	needs repairing
360	Motor road 5 of the 8th buildings vertical planning and pavements	01.06.72	2748	110786,59	needs repairing
361	Motor road to RSU	01.06.72	1694	293539,01	needs repairing
362	Motor road and ground between buildings 8"A" and 8"B"	01.06.72	2761	241061,63	needs repairing
363	Motor road 1 (from Central Lab along the Shop # 2)	01.06.73	1663	346852,13	needs repairing
364	Access motor road at the 4th section between buildings 7 and 8	01.06.74	2315	141957,09	needs repairing
365	Concrete ground at the territory of Shop # 40	01.06.74	560	61753,22	needs repairing
366	Scoria motor road from the railway crossing to the opne mine of expanded clay	01.05.85	16800	564127,20	needs repairing
367	Motor road at the top of dam of Isinskiy hydrosystem	01.11.75	3870	282297,79	needs repairing
368	Motor road of production site "A" between shops 2 and 20	01.09.76	1639	225292,70	needs repairing
369	Motor road from warehouse of finished product to the warehouse of clay	01.09.76	1782	321022,13	needs repairing
370	Ground for storage, receipt and transfer of acid at the Shop # 2	01.09.76	300	46976,16	needs repairing
371	Asphalt access road to the Central Plant Laboratory from	01.12.76	3227	525949,31	needs repairing

	Parkovaya st.				
372	Motor roads and grounds KOBD (Kombinat of Volume-Block House-Building)	01.05.85	13722	3904981,70	needs repairing
373	Motor roads and grounds of production grounds "B" cast iron building	01.12.77	7890	3587004,06	needs repairing
374	Motor roads and grounds of the production site grounds "B"	01.02.79	15356	2162069,73	needs repairing
375	Motor road and grounds of the pump station of raise 1 to Isinskiy hydrosystem	01.10.79	596	275575,10	needs repairing
376	Metallic fence, grass-plots in front of the northern façade	01.10.57	0	95302,37	needs repairing
377	Metallic fence and grass-plots at the main checkpoint of the plant	01.12.58	0	35776,27	needs repairing
378	Motor road from garage 2 to the crossroads from the central to the northern checkpoint	01.10.61	4200	455820,29	needs repairing
379	Motor road from the eastern checkpoint to the northern-eastern angle of Shop # 2	01.12.70	3800	448243,49	needs repairing
380	Motor road from Shop # 13 along the plant administration building around warehouse 1	01.12.62	5300	281746,75	needs repairing
381	Motor road in Lenin st. from Parkovaya st. to Proletarskaya st.	01.06.71	4900	401019,36	needs repairing
382	Motor road from Evstigneeva st. to Shop 1	01.12.71	4900	618992,42	needs repairing
383	Motor road from central town to building 1	01.12.59	9380	879992,51	needs repairing
384	Pavement from checkpoint of building 5 to the checkpoint of Shop # 21 ground "B"	01.12.79	882	57859,20	needs repairing
385	Motor roads, grounds and pavement grounds "A" (Shop # 1)	01.12.83	5826	1138604,77	needs repairing
386	Motor road 2 of production site "B"	01.02.84	1244	176121,57	needs repairing
387	Motor roads and grounds building 4 "D"	01.02.84	1550	227763,20	needs repairing
388	Motor road 9 of production site "B"	01.11.84	1716	168388,64	needs repairing
389	Access motor roads K-90	01.12.84	3143	535427,20	needs repairing
390	Motor roads and grounds K-90	01.12.84	2900	466510,46	needs repairing
391	Pavement along Shop # 16	01.08.85	766	168067,20	needs repairing
392	Improvement of building 2, production site "B"	01.08.85	0	221977,28	needs repairing

393	Motor road 11 production site	01.08.85	2998	548560,32	needs repairing
394	Motor road 13 production site "B"	01.08.85	1919	356339,20	needs repairing
395	Motor road "Severnaya" (northern) from PKO to PK8+66	01.09.85	6062	6396307,33	needs repairing
396	Motor road 8 production site "A"	01.12.85	1848	1061073,44	needs repairing
397	Motor road ground "A"	01.12.86	5826	396932,48	needs repairing
398	Motor road "Vostochnaya" (eastern), building 45, production site "B"	01.12.86	2674	358488,26	does not need repairing
399	Motor road of the building 45 from checkpoint to the railroad	01.12.87	5924	772374,40	does not need repairing
400	Ferro-concrete 3-bay bridge across the river Salda	01.06.88	2500	3583596,80	does not need repairing
401	Motor road 2	01.08.88	3000	133902,72	does not need repairing
402	Motor road 1 from PK-0 to PK-6	01.08.88	2400	551618,59	does not need repairing
403	Motor road 4of the ground "B", complex 2	01.10.88	5023	927942,18	does not need repairing
404	Road overpass (bridge)	01.11.89	0	1755080,77	does not need repairing
405	Motor road from PK-0/PK21+40/to PK10+77 from canteen 2 to DSK	01.09.90	11340	3355833,60	does not need repairing
406	Motor road from ПК21+40 to ПК28+38 from canteen of production base	01.09.90	7320	929891,48	does not need repairing
407	Motor road 1 from ПК0+0.00 to 2+6.70	01.11.90	0	308995,68	does not need repairing
408	Motor roads and asphalt grounds from filter stations to substation "Rechnaya"	01.06.71	1860	91059,36	needs repairing
409	Trestle for cars inspection	01.12.84	0	40721,86	does not need repairing
	Shop # 41				
410	Concrete ground	01.06.67	15300	3382788,64	does not need repairing
411	Fencing made of assembly ferro-concrete panels	01.12.93	0	227482,93	does not need repairing
412	Capacity made of stainless steel V=5M3	01.01.76	0	2040,70	does not need repairing
413	Stainless steel tank V=5M3	01.07.95	0		does not need repairing
	Shop # 42				
414	MOTOR ROAD AERODROME	01.05.77	0	435559,93	needs repairing
415	AIRFIELD	01.05.77	0	221518,08	needs repairing

416	ARTESIAN WELL # 2/3163	01.05.77	0	147889,95	does not need repairing
	Shop # 50				
417	Concrete grounds around the site of PNU	01.02.80	0	852109,89	does not need repairing
	Total:		**641 511**	**264 149 513,94**	

Financial and Economic Director ***V.P.Yachmenev***

Chief Accountant ***T.V.Novosadova***

Attachment # 3
to Explanatory Note
for the 1st quarter of 1998

Data concerning the land (land plots are not in property) as of APRIL 1, 1998

NAME OF OBJECTS	AREA		RATE (rubles per meter^2) (indexation included) coef. = 2,0	TOTAL TAX (rubles)
	According to VSMPO calculations, m	According to GNI, hectares		
1. WITHIN THE CITY:				
1. Ground "A"	130569	130,6	4 200 000	548520000
2. Ground Shop #N9, 17, 26, 40, 61	7	24,96	4 200 000	104832000
3. Pump station, water supply -	249602	2,32	4 200 000	9744000
shop 31	23210	0,13	4 200 000	546000
4. Car parking at the station	1256	118,3	4 200 000	496860000
Vostochnaya	118293	11,2	4 200 000	47040000
5. Ground "B"	5	7,9	4 200 000	33180000
6. D S K	111985	0,47	4 200 000	1974000
7. Pigsty	79319	0,87	4 200 000	3654000
8. UPP (meat treatment shop)	4707	2,65	4 200 000	11130000
9. Asphalt-concrete plant	8672	0,33	4 200 000	1386000
10. Shop 41 "Vtortitan"	26512	3,21	4 200 000	13482000
11. Waste discharge plants, Shop #	3262	1,95	4 200 000	8190000
21	32139	1,05	4 200 000	4410000
12. Shop # 48	19542	0,09	4 200 000	378000
13. Shop # 50	10457	0,15	4 200 000	630000
14. Warehouse of crashed rock and	864	0,48	4 200 000	2016000
coal	1530	1,66	4 200 000	6972000
15. Warehouse of expanded clay	4800	1,0	4 200 000	4200000
scrap	16604	13,0	4 200 000	54600000
16. Car parking at D S K	1000	0,47	4 200 000	1974000
17. Warehouse of metal scrap	-	322,79		1355718000
18. Titanium scrap-heap	-			
19. Production water raise				
20. Mine of brick clay		1,0	4 200 000	4200000
21. Mine of expanded clays		2,07	4 200 000	8694000
TOTAL:	1108	0,26	4 200 000	1092000
	20673	5,54	4 200 000	23268000
OTHER LAND PLOTS:	2594	0,76	4 200 000	3192000
22. Horse stable	55374	3.5	4 200 000	14700000
23. Public food base	-	9,47	4 200 000	39774000
24. Technical studies department	-	3,55	4 200 000	14910000
25. Green-houses	-	1,26	4 200 000	5292000
26. Canteens Uralskaya, Yunost	-	1,0	4 200 000	4200000
27. Motor roads		0,118	4 200 000	495600
28. Residential house "Sosnovka"	1000	28,528		119817600
29. Residential house "Tirus"	1174	351,318		1475535600
30. Лыжная and лыжерол. трасса				

31. Trade pavilion (market) 32. Mini-brewery T O T A L : G R A N D T O T A L :				
2. OUT OF THE CITY: 1. Scoria store	366900 0	366,9	420000	154098000
3. Agricultural lands 1. Agricultural land 2. Haying fields and pastures 3. Pastures 4. Forests T O T A L:	 - - -	 844,0 673,0 4 5941,0 7462,0	 5220 946 766 1020	 4405680 636658 3064 5600820 10646222
GRAND TOTAL: aerodrome excluded				1640279822
WITHIN THE CITY BOUDARIES:			town of Nizhnyaya Salda	
1. Aerodrome (in the town of Nizhnyaya Salda)	450000	48,6	3600000	174960000

All land plots are in lease.

Financial and Economic Director V.P. YACHMENEV
Chief Accountant T.V. NOVOSADOVA

Attachment # 4
to Explanatory Note
for 1st quarter of 1998

Uncompleted Construction of VSMPO OAO as of April 1, 1998

Name of construction, sets in stage of setting in operation, technological stages, and types of works	CMR Remainder	Equipment Remainder	Others Remainder	Projects Remainder	Total
1	5	9	13	17	21
I. Industrial construction					
Building 1. Presses and dies.	9865429,63	3272085,14	111380,39	32688,18	13281583,34
Building 2. Section of forging press	784314,25	0,00	24846,67	3012,87	812173,79
Building 2. Section of heat exchangers.	580638,72	1243,81	5669,57	0,00	587552,10
Building 2. Line of discs painting.	832353,60	955616,99	9819,60	0,00	1797790,19
Building 4E. Shop of welded pipes production.	21958532,23	1021440,78	280454,76	126680,70	23387108,47
Building 45. Shop of constructional profiles and constructions production.	594417,22	692441,03	23191,74	0,00	1310049,99
Ц 47. Section of glass toning, double-glazed windows assembly.	1724648,10	0,00	51608,22	0,00	1776256,32
K 45. Gas furnace.	38913,73	0,00	759,87	0,00	39673,60
Building 45. Pump station.	74083,19	0,00	0,00	0,00	74083,19
K 4 "E". Technological equipment.	515332,29	0,00	0,00	0,00	515332,29
Plate rolling production reconstruction:	0,00	187716,00	0,00	0,00	187716,00
Grinding line.	319606,17				319606,17
Shop 16. UZK.	7720,71	0,00	0,00	0,00	7720,71
Ц 16. Grinding plant "Nego".	14911,31	0,00	0,00	0,00	14911,31
Ц 16. Grinding plant "Exansen".	64781,52	0,00	857,00	0,00	65638,52
Shop 41.Fencing of the scrap ground.	1062535,63	70583,29	15294,13	1473,22	1149886,27
Shop 31. Pressure die casting section.	700429,33	0,00	6619,80	0,00	707049,13
Shop 22. Plain bar production section.		109312,51			109312,51
Shop 26. Warehouse of combusting-lubricating materials.	0,00	38387,26	0,00	0,00	38387,26
Market square II stage	479416,84	0,00	4998,49	0,00	484415,33
Market square III stage	108270,12	0,00	2444,28	0,00	110714,40
Shop 44. Press reconstruction.	69044,79	0,00	900,13	0,00	69944,92
Shop 8. Compressor house.	123563,20	0,00	2006,46	526,85	126096,51
City road from TKO to GK 10-10	258859,44	0,00	4203,44	1103,72	264166,60
City road from TKO to GK 10-10	16323620,66	3898,32	260341,43	53670,56	16641530,97
Shop 9. Cars weighing room with a shed.	417013,40	0,00	0,00	1516,32	418529,72

Open warehouse of rolls and forgings with a carryover of "Barnevka" river.	3209756,08	0,00	243107,91	7305,02	3460169,01
Shop 17. Technical reequipment.	0,00	0,00	0,00	0,00	0,00
Shop 3 Technical reequipment	88425,60	553147,09	949,20	0,00	642521,89
Shop 48.Section of ecologically pure furniture	551880,38	172215,52	6863,25	0,00	730959,15
Shop 14 Profiles production section reconstruction	470144,73	289812,60	4538,90	0,00	764496,23
Shop 40. Peat section.	0,00	0,00	0,00	0,00	0,00
Ц 20. Section of ligatures al-v.	0,00	0,00	0,00	0,00	0,00
Shop 35. Precision equipment section.		1034484,34	0,00	0,00	1034484,34
Shop 61. STO reconstruction.	0,00	0,00	601,13	0,00	601,13
Total industrial construction objects.	61238642,87	8402384,68	1061456,37	227977,44	70930461,36
Measures for technical reequipment of the Shopos.					
Measures for technical requipment of shops (equipment).	0,00	1840952,21	0,00	0,00	1840952,21
Shop 21. Stripping plants.	43886,45	0,00	518,79	0,00	44405,24
Shop 21. Heating furnaces AG-105,AG-127Ю	218744,32	0,00	1250,93	0,00	219995,25
Shop 16. Degreasing section.	154674,19	0,00	1264,44	0,00	155938,63
Shop 16. Abrasive stripping of sheets.	312868,15	0,00	1557,60	0,00	314425,75
Plant for sheet cleaning.	8167,78	0,00	0,00	0,00	8167,78
Shop 16. Ventilation system.	2017,20	0,00	0,00	0,00	2017,20
Pickling line	54601,02	0,00	484,09	0,00	55085,11
Information system.	57764,06	0,00	0,00	0,00	57764,06
Total measures of technical reequipment	852723,17	1840952,21	5075,85	0,00	2698751,23
Equipment bought as fixed assets	0,00	146276,66	0,00	0,00	146276,66
Total industrial construction:	62091366,04	10389613,55	1066532,22	227977,44	73775489,25
II. Non-industrial construction					
Residential houses construction:					
Improvement of nicro-district "B" from the northern side	208505,44	0,00	3871,72	0,00	212377,16
Improvement of nicro-district "Stroitel", A, B.	200188,48	0,00	2428,17	0,00	202616,65
Total residential construction:	408693,92	0,00	6299,89	0,00	414993,81
Municipal construction:					
Out-of-area networks of the micro-district B	10132,82	0,00	94,25	0,00	10227,07
II stage, 2nd year of construction.					
Электрозащита газовых сетей.	130604,89	10476,54	825,52	333,44	142240,39
Out-of-area networks of the micro-district B. Gas networks.	57276,43	0,00	230,62	208,61	57715,66
Motor road "District".	8251215,72	0,00	66337,77	5782,42	8323335,9

Total municipal construction:	8449229,86	10476,54	67488,16	6324,47	8533519,03
Public health.					
Diagnostical center of the central medical point.	26103,50	0,00	339,72	0,00	26443,22
Expansion of the preventorium	260295,55	0,00	6456,63	9492,21	276244,39
Medical and sanitary section	0,00	0,00	0,00	39999,60	39999,60
Total Public health:	286399,05	0,00	6796,35	49491,81	342687,21
Education.					
School for 1968 students (+ pool)	7636943,15	0,00	27359,64	1469,81	7665772,60
Measures of technical reequipment of the shops non-industrial.	0,00	3616,65	0,00	0,00	3616,65
Total non-industrial construction:	16781265,98	14093,19	107944,04	57286,09	16960589,30
Expenses for OKS keeping.	0,00	0,00	60717,87	0,00	60717,87
Interest of the conversion credit	0,00	0,00	-388810,70	0,00	-388810,70
Total:	78872632,02	10403706,74	846383,43	285263,53	90407985,72

Financial and Economic Director ***V.P. YACHMENEV***

Chief Accountant ***T.V. NOVOSADOVA***

Attachment # 5
to Explanatory Note
for the 1st quarter of 1998

Payables of "VSMPO" OAO secured by the pledge as of April 1, 1998

(thsnds of rubles)

Type of debt	Amount of debt	Type of pledge	Amount of pledge
Bank loans	62310	Equipment of "VSMPO" OAO shops	165500
Bank loans	62340	"VSMPO" OAO production	103624
Bank loans	1350	Bank guarantee	1300
Total:	126000		270424

Head of Financial Department T.V. Rashektayeva




Attachment # 6
to Explanatory Note
for the 1st quarter of 1998

DATA
ON RECEIVABLES OF VSMPO, AO FOR THE SHIPPED PRODUCTS, MATERIALS AND SERVICES AS OF APRIL 01, 1998.

Company	City, country	Amount (thsnds of rubles)
Indebtedness, total:		435490
- Finished products		362622
- Materials and services		34085
- Other debtors		38783
of which (finished products)		
1. CIS countries companies		143
2. RF companies		76979
of which:		
AO Titan-Service	Belgorod	1572
AO Avisma TMK	Berezniki	995
OOO “Polina”	V.Pyshma	647
ZAO “Soyuz VS”	V.Salda	4050
GO “Uraltransmash”	Yekaterinburg	562
AOZT “Promtechnologiya-2”	Yekaterinburg	739
AO “Uralturbo”	Yekaterinburg	7022
RFO “Gasprom SMU”	Yekaterinburg	889
ZAO “Urals Economic Soyuz”	Yekaterinburg	6450
NPP “Uraltechmash”	Yekaterinburg	1093
TOO “Energoshilservice”	Yekaterinburg	1942
OAO SPK “Sreduralstroy”	Yekaterinburg	2631
OAO “KUMZ”	Kamensk-Uralskiy	1592
AOOT Motor-Constructing ПО	Kazan	4007
3AO “Paritet-200”	Moscow	720
AOOT Nizhnetagilmezhraigaz	Nizhniy Tagil	4171
AO НИИ PT "Chimmash"	Penza	507
AO Perm Motors	Perm	707
ZAO Spezinstrument	Perm	1703
AO Rybinsk Motors	Rybinsk	10491
AO Group Aventa	Saint-Petersburg	616
AO “ZapSib Gazprom”	Tyumen	512
TOO "Kedr"	Chelyabinsk	961
Other companies of Russia		22400
3. Foreign companies		285500
Including:		
PANKL PREZISIONSTECHNIK	Austria	3507
Metaltrade	Germany	89669
DAIMLER-BENZ	Germany	6645
AVIATION METALS	Great Britain	3313
ROLLS-ROYCE	Great Britain	24990
BRITISH AEROSPACE	Great Britain	1236
EVRO-TITAN HANDELS	Germany	2408
ROBERT ZAPP	Germany	5156
TITANIUM TANTALUM PRODUCTS	India	1559

Techno - Fytyra	India	2564
ACCOIAIERIE VALBRVNA	Italy	10371
VULCANIUM CORPORATION	USA	1357
AIRPORT METALS	USA	6483
HARVEY TITANIUM	USA	14304
Shultz Steel	USA	41070
United Alloys AIRCRAFT	USA	7887
SIERRA FLLOYS	USA	4613
GE AIRCRAFT	USA	4705
TICO TITANIUM	USA	987
Mantraco INTERNATIONAI	Switzerland	1024
PERMASSAND	Switzerland	956
President CO, LTD	Taiwan	2941
GOLD BESTLE CO	Taiwan	1076
THYSSEN FRANCE	France	1115
Aerospatiale	France	11373
AUBERT&DUVAL	France	2151
MITSVI	Japan	14897
STAN IAPAN CORP	Japan	11059
Other partners		6084

HEAD OF FINANCIAL DEPARTMENT T.V. RASHEKTAYEVA

Attachment # 7
to Explanatory Note
for the 1st quarter of 1998

DATA
ON RECEIVABLES AND PAYABLES
OF SUBSIDIARY AND RELATED COMPANIES AS OF APRIL 1, 1998

(thousands of rubles)

NN	Name and address of debtor		Amount of debt	
			Receivable	Payable
1	2		3	4
1.	Trade House "Titan"	town of V. Salda	-	-
2.	TOO "Tirshop"	town of V. Salda	-	-
3.	AOZT "Tandem-S"	Moscow	-	-
4.	Subsidiary company OAO VSMPO "Sewing-Knitted Wear Factory"	town of V. Salda	-	-
5.	AOZT "Fetin S"	Yekaterinburg	-	-
6.	AOZT "Soyuz BC"	town of V. Salda	4050	-
7.	AOZT "Titan-Service"	Belgorod	1572	-
8.	TOO Corporation "Titan -Vostok"	Vladivostok	-	-
9.	AOOT "Ural"	town of V. Salda	-	-
10.	AOZT "Titan-Service"	Volgograd	-	-

HEAD OF FINANCIAL DEPARTMENT T.V. RASHEKTAYEVA

Attachment # 8
to Explanatory Note
for the 1st quarter of 1998

PAYABLES OF OAO VSMPO AS OF APRIL 01, 1998

(thousands of rubles)

1. Suppliers (materials, works, services)	-	83050
2. Debts on bills of exchane	-	57962
3. Electric energy, gas	-	51359
4. Payments to budget and non-budget funds		227887
of which penalties and fines	-	125825
5. Salary with deduction	-	
6. Credits and interest theron	-	117576
7. Others	-	9835
8. Prepayment	-	44478
TOTAL:	-	592147
of which without penalties and fines		466322

HEAD OF FINANCIAL DEPARTMENT T.V.RASHEKTAYEVA

Attachment # 9
to Explanatory Note
for the 1st quarter of 1998

1. Services of third parties for current and non-current repairs

№ п/п	Company	City	Date of last invoice not paid
1.	ISP Rodnichok	V-Salda	October 1997 r
2	Comfport Coop	V-Salda	September 1997 r,
3	Uralelektroremont	Yekaterinburg	July 1997 r,
4	Energopromnaladka	Yekaterinburg	September 1997 r,
5	ZAO Alp-Kurs	Yekaterinburg	October 1997
6	NPF Telemechanic	Yekaterinburg	January 1998
8	OAO Uralenergotsvetmet	Yekaterinburg	July 1997
9	OOO Region (crane service)	Yekaterinburg	November 1997
10	Uralelektroizolyatsia, Sverdlovsk Branch	Yekaterinburg	December 1997
11	NPF Gorelochny Tsentr	Yekaterinburg	March 1997
13	Uralelektroremont	Yekaterinburg	July 1997
14	Uralstalkonstruktsiya	Krasnoturinsk	September 1997 r,
15	Locomotive shop	Krasnoturinsk	September 1997
16	AO Resurs	Miass	August 1997
17	AOOT Spetsavtomatika	N-Tagil	December 1997
18	OTHERS		January 1998
	Total:		
		2.Services of other companies	
1	Interservice (ENTOE)	V-Pyshma	December 1996
2	AO Uralteploizolyatsia	V-Salda	December 1996
3	ROSK	V-Salda	December 1996
4	OAO Etel	V-Salda	October 1997
5	OAO Uralenergotsvetmet	V-Salda	May 1997
6	NPP VMIIETO-Ekskaterm	V-Salda	April 1997
7	Government Communication Centre	V-Salda	January 1997
8	GP Uralaeronavigatsia	V-Salda	August 1997
9	AOOT VOSTIO	V-Salda	December 1996
10	KHUPP	V-Salda	October 1997
11	Transservice LTD	V-Salda	January 1997
12	TOO NTTS Megatekhnologia	V-Salda	January 1997
13	MGP Kvant	V-Salda	December 1996
14	Uraltelecom	V-Salda	December 1996
15	Vocational School No 27	V-Salda	June 1997
16	Fire Fighting Station No 23	V-Salda	April 1997
17	MP Rattus	Yekaterinburg	May 1997

18	TITAN Association	Yekaterinburg	June 1997
19	Postal Centre	Yekaterinburg	September 1997
20	CHOP Centurion	Yekaterinburg	September 1997
21	VSMAK college	Yekaterinburg	January 1998
22	Centre of Sanitation and Epidemiology	Yekaterinburg	March 1996
23	UMP UZHKKH	Yekaterinburg	November 1997
24	STS Material	Yekaterinburg	September 1997
25	Military unit 40374	Yekaterinburg	August 1997
26	N-Tagil, railway dept	Yekaterinburg	November 1997
27	N-Tagil communication division	Ирбит	January 1997
28	ROSTO Plant Council	Moscow	April 1996
29	AKB Aiskraukles	Moscow	1997
30	ZAO Elektropromnaladka	Moscow	January 1997
31	AOOT Uralelektrotsvetmed	Moscow	November 1997
32	Construiction Board	Moscow	September 1997
33	ENTOE	Moscow	November 1997
34	Department of the Interior	Moscow	October 1997
35	AO UrakNITI	Н-Салда	
36	AO Uraredmet	N-Tagil	
37	MISIS	N-Tagil	October 1997
38	Construction Dept No 2	N-Tagil	December 1997
39	NIIMASH	Первоуральск	September 1997
40	OTHERS		
	Total:		
	TOTAL indebtedness due to creditors:		

Head of Financial Department Rashektayeva T.V.

Attachment # 10
to Explanatory Note
for the 1st quarter of 1998

Companies creditors for services and works performed for March 1998

	City	Company	Date of last invoice not paid	Amount of debt as of April 1, 1998 (thousands rubles)	Amount planned as of April 1, 1998 (thousands rubles)
	1. Services of third parties on current and capital repairs				
1	V-Salda	ISP Rodnichok	October 1997 г	52	
2	V-Salda	Comfport Coop	September 1997 г,	1116	
3	Yekaterinburg	Uralelektroremont	July 1997 г,	91	
4	Yekaterinburg	OAO Uralenergotsvetmed	July 1997	10	
5	Yekaterinburg	OOO Region (crane service)	November 1997	47	
6	Yekaterinburg	Uralteploizolyatsia, Sverdlovsk Branch	December 1997	90	
7	Yekaterinburg	NPF Gorelochny Tsentr	March 1997	100	
8	Yekaterinburg	Uralsvyazmontazh	November 1997	151	
9	N-Tagil	AOZT Uraltekhproyekt	July 1995	97	
10	Krasnoturinsk	Uralstalkonstruktsia	September 1997	712	
11	Miass	AO Resurs	August 1997	121	
12		OTHERS	January 1998	280	
		Total:		**2867**	
	2. Services of				

	other companies				
1	Yekaterinburg	Interservice	December 1996	353	
2	V-Pyshma	AO Uraledmed		36	
3	V-Salda	TPP KB Tirus	February98	133	
4	V-Salda	AOZR Souyz VD	October 1996		
5	V-Salda	Uraltelecom	December 1996	233	
6	V-Salda	Vocational School No 27	June 1997	263	
7	V-Salda	Fire Fighting Station No 23	June 1997	1171	
8	V-Salda	MP Rattus	May 1997	495	
9	V-Salda	Land Resource Committee	February98	103	
10	V-Salda	TITAN Association	June 1997	57	
11	V-Salda	Postal Service Centre	September 1997	17	
12	V-Salda	CHOP Centurion	September 1997	39	
13	V-Salda	VSMAK College	January 1998	49	
14	V-Salda	GES	March 1996	1115	
15	V-Salda	UMP UZHKKH	November 1997	157	
16	V-Salda	Constriction Dept	February98	1850	
17	V-Salda	OVO	October 1997	22	
18	Yekaterinburg	Azos Firm	March 1998	39	
19	Yekaterinburg	AO Uralteploizolyatsia	July 1997	90	
20	Yekaterinburg	OAO Etel	October 1997	8	
21	Yekaterinburg	AOOT Uralelektrotsvetmet	May 1997	64	
22	Yekaterinburg	AOOT VOSTIO	December 1996	58	
23	Yekaterinburg	ZAO Energopromnaladka	January 1997	137	
24	Yekaterinburg	Government Communication Centre	June 1997	81	
25	Yekaterinburg	ENTOE	November 1997	361	
26	Moscow	NPP VNIIETO-Ekskaterm	April 1997	20	

27	Moscow	Government Communication Centre	January 1997	12	
28	Moscow	Transservice LTD	January 1997	84	
29	Moscow	TOO NTTS Megatekhnologia	January 1997	23	
30	Moscow	MGP Kvant	December 1996	25	
31	Moscow	STS Material	September 1997	18	
32	Moscow	AKB Aiskraukles	1997	50	
33	Moscow	MISIS	October 1997	76	
34	N-Salda	NIIMASH	September 1997	115	
35	N-Tagil	Spetsavtomatika	July 1997	125	
36	N-Tagil	Correctional facility No ИК-51	February 98	69	
37	N-Tagil	Military unit No 40374	August 1997	58	
38	N-Tagil	AO Polytechnic NT	September 1997	50	
39	N-Tagil	N-Tagil communication division	January 1997	20	
40		OTHERS		238	
				7914	
		Total:		**10781**	

Head of Financial Department T.V.
Rashektayeva

Attachment # 11
to Explanatory Note
for the 1st quarter of 1998

DATA ON PAYABLES OF OAO VSMPO FOR MATERIALS AS OF APRIL 01, 1998

№	Company	City	Amount (thousands of rubles)
1	AO Zolootoy Yastreb	Vladikavkaz	146
2	PKF Kiyevskaya Rus	Zarechnyi	62
3	OOO Remstroyer	Elista	100
4	TOO PKF Comfi	Pervouralsk	91
5	KF No 23 Kostyuk	V-Salda	72
6	Shikhova Pvt.	N-Lyalya	59
7	AO Severstal	Cherepovez	254
8	AO Turbomotorny Zavod	Yekaterinburg	150
9	AOZT Ust-Kaxhka Resort	Ust-Kachka	158
10	Voiko Pvt.	N-Salda	47
11	OAO Fosfor	Togliatti	185
12	ZAP Intsen	N-Tagil	145
13	OOO Yugsnabservis	Novocherkassk	140
14	AOZT Vybor	N-Tagil	79
15	Khimprom	Ufa	159
16	Posphate Fertilizers Factory	Krasnouralsk	19
17	Elektrostal Heavy Engineering Plant	Elektrostal	59
18	ZAP Progress	Perm	143
19	AOZT Unisnab	Chelyabinsk	97
20	Potekhin and Son Pvt.	Shadrinsk	80
21	TPP Markus	Kachkanar	100
22	ZAO Uralkhimprom	Izhevsk	68
23	Sreduraltekhstroy	Izhevsk	61
24	Uralavtozapchast	V-Salda	143
25	Izhneftekhim	Izhevsk	67
26	OOO Souyztorginvest	Shadrinsk	312
27	MOP Orgsintez	Moscow	158
28	ZAO VTK Khimpromresurs	Moscow	67
29	ZAO VTK Khimpromresurs	Moscow	67
30	«September»	Ufa	996
31	TD Agropromservis	Barnaul	277
32	V.S. Zamurayev Pvt.	N-Salda	76
33	Panteleyev Pvt.	Neloba	34
34	Red October Factory	Volgograd	535
35	OOO Empatia	Minsk	84
36	ZAO Sredneuralskoye PO	Yekaterinburg	118
37	Regionpromsnab	Yekaterinburg	50
38	VSRFIBA	V-Salda	72
39	OOO Spetsodezhda	Zerzhinsk	57
40	Makeron Pvt.	Joshkar-Ola	30
41	OOO Targon	Yekaterinburg	59
42	TOO Sams	V-Salda	65

43	PPO Tsentr	Yekaterinburg	92
	Total		5833
	OTHERS		2287
	Total		8120

HEAD OF FINANCIAL DEPARTMENT T.V. RASHEKTAYEVA

Attachment # 12
to Explanatory Note
for the 1st quarter of 1998

Companies creditors for services and works performed

DATA ON TYPES OF INDEBTEDNESS OF COMPANIES
AS OF APRIL 1, 1998 ГОДА (thousands of rubles)

Company	Debt as of April 1, 1998	Heat and compressed air	Electric energy	Water	Drainages	Gas	Connections	Materials	Others
City Electric Networks	965	21	901					43	
AOOT Gruzovoye ATP	557	282	91	71	104		5		4
DRSU	557	22			62				473
TOO Tirshop	352								352
ATU US 13	255			2	7		1	245	
UMP US 13	255	255							
Militia School	200	193		1	3		3		
MOUO	181								181
AOZT Promservis	165	148		5	7		5		
Milk Plant	161	159	2						
V. Salda Dept of the Interior	127						7		120
MP Passazhiravtotrans	103	98		2	2		1		
VTP Vasian Pos	48							48	
Salda-ASKO Construction Company	42								42
Minicipal Administration	34							11	23
School No 14	26							26	
TOO PKF Ruslich Avto Biznes	23		23						
TOO Vostok 1	19	19							
AO Rosk	18	4						14	
School catering centre	16						3	5	8
Tax Inspection Office	15						15		

SU-2 US-13	14						14		
Verkhnesaldinsky Farm	14			14					
Oserskoye Orchard/Vegetable Garden	13		3					10	
SU-2 US-13	12	8						4	
SMU-12 US 4	12	12							
V. Salda Lyceum	12							11	1
City Dental Ouppatient Dept	12								12
AOZT SHTF	11						3	5	3
US 13	9							9	
AOZT Sintez	9		4						5
Social Protection Department	8							8	
Military unit 62066	8								8
Central Hospital	8						1	5	2
Children's Hospital	7								7
Vremya Pvt.	6	5					1		
Federal Security Service	6						6		
Land Resource Committee	5								5
UMP KUZHKKH	11057	9447		808	530		1	196	75
AOZT Rusich	8987	3267	4973	293	86	77	157	4	130
Shop 54	1633	585	22	83	39		43	171	690
UPO VSMPO	443			1	2		65	6	369
Construction Dept	396	29	4	12	15			273	63
AOOT Ural	371	82	43	3	7	6	22	105	103
TOTAL:	27172	14636	6066	1295	864	83	353	1199	2676
Companies of other cities									
AOO Avisma TMK, Berezniki	3426							351	3075
Konektra, Germany	2382							2382	
OOO Topaz, Yablonevsky	46								46
TOTAL:	5854							2733	3121
Others	1059	8	10	24	39			632	346
GRAND TOTAL:	34085	14644	6076	1319	903	83	353	4564	6143

HEAD OF FINANCIAL DEPARTMENT T.V.
RASHEKTAYEVA

Attachment # 13
to Explanatory Note
for the 1st quarter of 1998

VSMPA ACCOUNTS PAYABLE
TO BUDGET AND OFF-BUDGET FUNDS AS ON 01.04.1998

(RUR thousand)

Type of tax or charge	Budget	Arrears	Fine, penalty	Total debt
1	2	3	4	5
Profir tax	federal	7253	34646	41899
	oblase	-	13023	13023
	local	4010	3168	7178
Property tax	oblast	4535	4378	8913
Transport tax	oblast	-	-	-
Housing maintenance tax	local	2818	1572	4390
Education support tax	oblast	979	1960	2939
Land tax	local	-		
special tax	federal	-	-	-
VAT	federal	-		
Property tax	local	4098	907	5005
Pollution tax	federal	-	-	-
Charges payable to the plant	local	22	24	46
Combustibles and lubricants sales tax	Federal road fund	2	7	9
Mineral resources usage charge	federal	1	-	1

Militia suppopt tax Income tax	local federal	33 331	5 -	38 331
Employment Centre	ЦЗН	3880	-	3880
Compulsory medical insurance fund Pension fund	CMIF PF	15630 5424	- -	15630 5424
Territorial road maintenance fund Federal road maintenance fund	TRMF FRMF	40691 18888	- -	40691 18888
TOTAL:		108595	59690	168285

CHIEF ACCOUNTANT - T.V.NOVOSADOVA

HEAD OF FINANCIAL DEPARMTNET - T.B.RASHEKTAYEVA

Attachment # 14
to Explanatory Note
for the 1st quarter of 1998

OAO «VSMPO» has a blocked settlement account # 40702810600000467820 in Tiruskombank, town of N. Salda.
As of April 01, 1998, the index at the indicated account amounts to 166 057 823,09 rubles, of which:

Pension fund	127973,54
Personnel fund	974582,59
Social Insurance fund	875473,34
Territorial fund OMS	1426852,47
Federal funs OMS	41792,92
Profit tax to Region budget	13867656,90
Property tax to Local budget	4355160,00
Property tax to the Oblast budget	8325533,72
Property tax of the residential fund and social cultural sphere to Local budget	4881923,93
Tax land to Local budget	1824046,58
Tax land to the budget of town of N. Salda	421017,42
Payment for water taking to Local budget	50616,60
Transport tax to Oblast budget	3639676,68
Education purposes tax to Oblast budget	1734613,90
Duty for vaccination of population to Oblast budget	53786,54
Special tax to Federal budget	487363,73
Income tax налог to Federal budget	145954,37
Pollution payment to Federal budget	40288,42
Payment for right to use resources to Federal budget	2416,04
Pollution payment to city ecological fund	281292,08
Pollution payment to Oblast ecological fund	224972,28
Territorial road tax	1777253,10
Federal road tax	12669377,54
Sverdlovskavtodor	31494228,51
Debt for restitution of money of the temporary financial support to Federal budget, Moscow	9019482,24
Increased interest for loan money not repaid in time to FAIK PSB, Yekaterinburg	559452,58
Debt to Sverdlovenergo	30231741,67
Debt to Nizhni Tagil mezhraigas	21127653,23
Debts to customers	841307,62
Profit tax to local budget	7401602,00
Forest duties to Local budget	127,25
Profit tax to Federal budget	7152603,30

Head V.P. Izkovich

Chief Accountant I. S. Varlamova

Resolution
on Material Fact "Data on Decisions of General Meetings"

1. Issuer's full firm-name: Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"
2. Issuer's location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia
3. Personal taxpayer No.: 6607000556
4. Issuer's code: 30202-D
5. Code of material fact: 1030202D02062004
6. Web-site used by the Issuer to publish resolutions on material facts: www.vsmpo.ru
7. Title of a periodical used to publish resolutions on material facts: Newspaper "Novator", Supplement to the bulletin of FKCB (Federal Securities Committee) of the Russian Federation.
8. Type of general meeting: Annual
9. Form of general meeting holding: Joint presence of shareholders with preliminary delivery of voting slips.
10. Date of general meeting holding: May 14, 2004
11. Site of general meeting holding: Conference Hall, 12, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region.
12. Quorum of general meeting: Shareholders owing in aggregate 77.68% of the existing voting shares took part in the meeting. Quorum is secured for all issues of the established agenda.
13. Items put to the vote and voting results:

1. Election of working presidium of the Annual General Meeting of Shareholders. Establishment of holding procedures for the Annual General Meeting of Shareholders.
Voting results: "Aye" – 8 242 385 (99.90%), "Nay" - 0, "Abstention" - 2752. **Resolution is passed.**

2. Approval of the annual report, annual financial statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of the Company's profits including payment (declaration) of dividends and losses of the Company based on the results of the fiscal year 2003.
Voting results: "Aye" – 8 244 219 (99.92%), "Nay" - 372, "Abstention" - 619. **Resolution is passed.**

3. Amendment of the Company By-Laws.
Voting results: "Aye" – 8 244 170 (99.92%), "Nay" - 0, "Abstention" - 1662. **Resolution is passed.**

4. Election of JSC VSMPO Board of Directors. Individuals.
Voting results (cumulative voting):

Vyacheslav I. Brecht	"Aye" 8 139 795 – 14.09%
Dennis Kelly	"Aye" 7 969 096 – 13.80 %
Igor V. Levin	"Aye" 7 614 773 – 13.18 %
Igor L. Malygin	"Aye" 7 641 088 – 13.23%
Nikolai K. Melnikov	"Aye" 7 639 847 –13.23 %
John Monahan	"Aye" 7 969 342 – 13.80 %
Evgeny N. Olkhovik	"Aye" 9 011 139 – 15.60 %

5. Election of JSC VSMPO Auditing Committee. Individuals.

Marina E. Akhvatova	"Aye" - 4 765 876 (57.76 %), "Nay" - 3 353 515, "Abstention" - 3 488
Vera V. Nikiforova	"Aye" - 6 937 812 (84.09 %), "Nay" - 1 278 472, "Abstention" - 322
Nadezhda I. Pryanichnikova	"Aye" - 6 937 612 (84.09%), "Nay" - 1 278 383, "Abstention" - 611
Tatyana E. Ryzhova	"Aye" - 6 940 079 (84.11%), "Nay" - 1 277 722, "Abstention" - 0
Lidia K. Kharlampieva	"Aye" - 6 937 439 (84.08%), "Nay" - 1 288 182, "Abstention – 611

6. Assignment of the Company's Auditor.
Voting results: "Aye" – 8 243 004 (99.90%), "Nay" - 1776, "Abstention" - 528. **Resolution is passed.**

14. Wording of resolutions passed by the General Meeting:

1. Elect Presidium consisting of the proposed individuals. Approve holding procedure for the Annual General Meeting.

2. Approve the annual report, annual financial statements, including profit and loss statements (profit and loss accounts) of the Company based on the results of the fiscal year 2003, and also distribution of the Company's profits including the following resolutions:
   - dividends to ordinary shares for 2003 will be paid at the rate of 11 rubles per share;
   - remuneration to the members of the Board of Directors based on the results of the activity for 2003 will not be paid;
   - remuneration to the members of the Auditing Committee shall be paid in line with the provisions accepted in 2002.

3. Amend the Company By-Laws.

4. Elect the following individuals to JSC VSMPO Board of Directors:
Vyacheslav I. Brecht
Dennis Kelly
Igor V. Levin
Igor L. Malygin
Nikolai K. Melnikov
John Monahan
Evgeny N. Olkhovik

5. Elect the following individuals to JSC VSMPO Auditing Committee:
Marina E. Akhvatova
Vera V. Nikiforova
Nadezhda I. Pryanichnikova
Tatyana E. Ryzhova
Lidia K. Kharlampieva

6. Confirm a Private Joint-Stock Company "Analytik-Express" as the Company's Auditor.

General Director V.V. Tetyukhin

Date 02.06.2004

Resolution
on Material Fact "Data on Accrued and (or) Paid Securities Yield"

1. Issuer's full firm-name: Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"
2. Issuer's location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia
3. Personal taxpayer No.: 6607000556
4. Issuer's code: 30202-D
5. Code of material fact: 0630202D02062004
6. Web-site used by the Issuer to publish resolutions on material facts: www.vsmpo.ru
7. Title of a periodical used to publish resolutions on material facts: Newspaper "Novator", Supplement to the bulletin of FKCB (Federal Securities Committee) of the Russian Federation.
8. Kind, category (type), series and other identification features of securities: registered undocumented ordinary shares.
9. The state serial number of securities' issue, date of the state registration:

- issue 1, the state registration number – 62-1П-189, date of the state registration – 28.04.1993
- issue 2, the state registration number – 1-02-30202-D, date of the state registration – 06.04.1998
- issue 3, the state registration number – 1-03-30202-D, date of the state registration – 22.05.1998

10. Name of a registar that exercised state registration of the issued securities:
issue 1 – Finance Administration of Sverdlovsk Region
issue 2 – Sverdlovsk Regional Branch of FCKB (Federal Securities Committee) of the Russian Federation
issue 3 - Sverdlovsk Regional Branch of FCKB (Federal Securities Committee) of the Russian Federation
11. Issuer's administration body that passed resolution on payment (declaration) of dividends to the Issuer's shares: The Annual General Meeting of Shareholders; **date of the specified resolution –** May 14, 2004; **reporting date of shareholders meeting that passed this resolution –** June 2, 2004
12. Total sum of dividends accrued to the Issuer's ordinary shares: 116 845 157 rubles, **dividends accrued to one ordinary share –** 11 rubles
13. Form of securities yield payment: cash assets
14. Expiry date of liabilities to pay securities yield: July 12, 2004

General Director V.V. Tetukhin

Date 02.06.2004

Data that could have material effect on JSC VSMPO security prices

"Resolution of JSC VSMPO Board of Directors on Cancellation of the Contract with the Company's Registar and Confirmation of a New Company's Registar".

1. Issuer's full firm-name: Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association".
2. Issuer's location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia
3. Personal taxpayer No.: 6607000556
4. Issuer's code: 30202-D
5. Web-site used by the Issuer to publish resolutions on material facts: www.vsmpo.ru
6. Date when the relevant resolution was passed at the meeting of the Board of Directors: June 9, 2004
7. Reporting date for the meeting of the Board of Directors that passed the relevant resolution: June 15, 2004
8. Content of resolutions passed by the Board of Directors:

In accordance with the Federal Law on "Joint-Stock Companies" cancel the contract No. 236 dd. 25.12.1996 (with amendments and addenda made hereto) for services associated with the registration of security holders signed with the Company's Registar – Private JSC "Registration of Companies" located in Ekaterinburg, 28, Lenin Av.

Confirm JSC "Central Moscow Depositary" as a new Company's Registar. Registar's location – 3, bld. B, Orlikov Lane, Moscow, 107078; Registar's postal address – 22, Olkhovskaya Street, Moscow, 105066.

General Director **V.V. Tetyukhin**

Date: 15.06.2004

Exhibit B8

Decisions Taken by the Board of Directors (Supervisory Board)
August 6, 2004

Information Which Can Have Material Effect on the Price of the Issuer Securities

Decision of the Board of Directors of OAO VSMPO
to submit the issue on the Issuer's reorganization and on the terms of and procedures for such reorganization to the general shareholders' meeting

1. Full corporate name of the Issuer: Open joint-stock company Verkhnaya Salda Metallurgical Production Association.
2. Location of the Issuer: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Taxpayer's Identification Number: 6607000556.
4. The Issuer's code: 30202-D.
5. Web page address used by the Issuer for publishing information about material facts: www.vsmpo.ru.
6. Date of the Board of Directors' meeting which adopted the respective decision: August 5, 2004.
7. Date of preparation of the Minutes of the Board of Directors' meeting which adopted the respective decision: August 6, 2004.
8. Contents of decisions adopted by the Board of Directors:

1. To propose the extraordinary general shareholders' meeting to consider the issue of reorganization of Open joint-stock company Verkhnaya Salda Metallurgical Production Association, 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia, in the form of merger into it of open joint-stock company AVISMA Titanium-Magnesium Works, Berezniki, Perm Region, Russian Federation, and the issue of approval of the Agreement for Merger between OAO AVISMA and OAO VSMPO.

2. To approve the Feasibility Study in respect of the terms of and procedure for reorganization of OAO VSMPO:

"The feasibility study in respect of the terms of and procedure for reorganization of OAO VSMPO

OAO VSMPO is the world's largest integrated producer of titanium products for the world aerospace complex. OAO VSMPO also manufactures products made from aluminium and nickel alloys and specialty steels.

OAO AVISMA is the world's largest producer of titanium sponge (whose share in the world production amounts to 30%), magnesium and magnesium alloys.

OAO AVISMA and OAO VSMPO form a single production group specializing in the manufacture of titanium products, which is internationally recognised as a single corporation. OAO AVISMA, being part of this group, manufactures from *ilmenite concentrate*, a natural raw material, an intermediate metal product – titanium sponge – which is used by OAO VSMPO as the main component of metallic charge during the smelting of structural titanium alloys. Finished and semi-finished products made from titanium alloys at OAO VSMPO are the main marketable products of the production group.

Manufacture of high-quality products is one of OAO AVISMA's business priorities. The quality control management system adopted by OAO AVISMA complies with requirements of the international standard ISO 9001:2000. The environment protection monitoring system complies with requirements of the international standard ISO 14001-98.

OAO AVISMA's exports to the US market constitute 2/3 of the total volume of its magnesium production. The main customer of OAO AVISMA's products is Alkoa, an aluminum company.

The quality control management system adopted by OAO VSMPO complies with requirements of the international standard ISO 9001:2000. OAO VSMPO has 192 certificates of quality issued by the majority of the world's leading companies representing this industry.

OAO VSMPO is the world's largest titanium producer exporting nearly 55% of its products abroad. OAO VSMPO 's exports include approx. 30% of titanium supplies for Boeing and approx. 60% of titanium supplies

for Airbus (including its subcontractors). OAO VSMPO executes orders for Goodrich, Pratt&Whitney, Rolls-Royce, SNECMA Moteurs, General Electric and their subcontractors.

In order to ensure the most efficient use of assets of OAO AVISMA and OAO VSMPO, to improve their market capitalization, overall stability and financial stability indicators, to increase the competitiveness of the products submitted by OAO AVISMA and OAO VSMPO to the market, to optimize management, stabilize and reduce specific weight of managerial expenses and reduce production costs in order to increase profits and production output, OAO AVISMA and OAO VSMPO agreed to reorganize OAO AVISMA and OAO VSMPO after which OAO VSMPO will assume all rights and obligations of OAO AVISMA and OAO VSMPO will be renamed for OAO "Corporation VSMPO-AVISMA". The main principles of reorganization are given below:

- reorganization should not infringe the interests of shareholders of OAO AVISMA and OAO VSMPO, the companies' employees, creditors, interests of the state, and citizens of Verkhnaya Salda and Berezniki;
- a common social policy shall be pursued;
- rates of conversion of shares of OAO AVISMA into shares of OAO VSMPO and the repurchase price of shares held by the shareholders of OAO AVISMA and OAO VSMPO (when they become entitled to require the repurchase by the company of their shares) shall be determined by the Board of Directors of the Companies which are parties to reorganization in accordance with the market value of shares of OAO AVISMA and OAO VSMPO;
- OAO AVISMA and OAO VSMPO shall jointly perform all acts and procedures required to effect reorganization which are provided for by Russian laws and foundation documents of OAO AVISMA and OAO VSMPO;
- reorganization of OAO AVISMA and OAO VSMPO shall be carried out subject to prior consent of the authorized executive body of the Russian Federation in accordance with Article 17 of RF Law No. 948-1 "On Competition and Limitation of Monopolistic Activity on Commodity Markets", dated March 22, 1991.
- reorganization of OAO AVISMA and OAO VSMPO shall be deemed completed as of the date when a duly authorized federal executive body makes an entry on the termination of OAO AVISMA as a legal entity in the Unified State Register of Legal Entities.

Reorganization Procedure

In accordance with requirements of the current Russian legislation, OAO AVISMA and OAO VSMPO shall perform the following main actions to give effect to reorganization:

1. The Boards of Directors of OAO AVISMA and OAO VSMPO shall make necessary efforts to prepare for and hold the Companies' extraordinary general shareholders' meetings on September 21, 2004 with items of the agenda relating to reorganization.
2. Based on the stocktaking of property and assessment of financial obligations, OAO AVISMA shall prepare a draft of the Act of Transfer for its subsequent approval by the general shareholders' meetings of OAO AVISMA.
The Act of Transfer shall be made as of June 30, 2004.

3. OAO AVISMA and OAO VSMPO shall repurchase shares from the shareholders who asserted the relevant claims in strict compliance with the Federal Law "On Joint-Stock Companies".
4. No later than thirty (30) days from the date of adoption of a decision on reorganization by the general shareholders' meeting of the latter company, OAO AVISMA and OAO VSMPO shall notify of such decision their creditors in writing and shall publish an announcement of such decision in a publication intended for publication of information about the state registration of legal entities.
5. OAO AVISMA and OAO VSMPO shall hold, no later than the third decade of December 2004, a joint general shareholders' meeting whose agenda shall include an issue on the approval of the restated Charter of OAO VSMPO.
Information about the date, time, place, and agenda of the joint general shareholders' meeting and voting ballots shall be communicated to the shareholders by registered letters no later than twenty calendar days before the date of the meeting.
6. On or before December 31, 2004, OAO AVISMA and OAO VSMPO shall perform all actions required for making an appropriate entry on the termination of activities of OAO AVISMA as a result of its merger with OAO VSMPO in the State Register in accordance with the procedure established by Russian legislation.
7. Pursuant to the Agreement, OAO VSMPO shall ensure, prior to the date of submission of the relevant documents to the authorized executive body of the Russian Federation in order to make an entry on the termination of activities of OAO AVISMA as a legal entity in the State Register, that the Board of Directors of OAO VSMPO (and when a shareholders' approval is required, the general shareholders' meeting of OAO VSMPO) takes the following decisions:

□ to submit an issue relating to amendment of the Charter of OAO VSMPO, including change of OAO VSMPO's name for OAO "Corporation VSMPO-AVISMA", to the joint general shareholders' meeting;
□ to establish two branches of OAO "Corporation VSMPO-AVISMA" in the city of Berezniki – the name of the branch shall include the word "AVISMA" and the city of Verkhnaya Salda – the name of the branch shall include the word "VSMPO" and the property allocated thereto;
□ to approve Regulations on the Branches of OAO "Corporation VSMPO-AVISMA" and to include information on the branches in the Company's Charter;
□ to appoint heads of the branches of OAO "Corporation VSMPO-AVISMA" and to approve the organizational structure of the branches.

Procedure for the conversion of shares of OAO AVISMA into shares of OAO VSMPO.

At the time of reorganization, the outstanding shares of OAO AVISMA shall be converted into the common registered shares of OAO VSMPO, and the common and preferred shares of OAO AVISMA shall be converted into the common shares of OAO VSMPO.
Placement of additional shares of OAO VSMPO through the conversion into them of shares of OAO AVISMA shall be carried out through the deposit of additional shares of OAO VSMPO into personal accounts in the register of preferred shareholders of OAO VSMPO, as well as into the depo accounts held in the depositaries as of the Date of Reorganization according to information in the shareholders' register as of such date.

From the Date of Reorganization, all shareholders of OAO AVISMA whose shares are converted into the ordinary shares of OAO VSMPO shall acquire equal rights granted to the holders of ordinary shares of OAO VSMPO in accordance with applicable Russian legislation and the Charter of OAO VSMPO.

8. To approve the following rates of conversion of shares of OAO AVISMA into shares of OAO VSMPO:

a) one (1) ordinary non-documentary registered share of OAO AVISMA with the nominal value of zero point two (0.2) rubles shall be converted into two (2) ordinary non-documentary registered shares of OAO VSMPO with the nominal value of one (1) ruble);
b) one (1) preferred registered share of OAO AVISMA with the nominal value of zero point two (0.2) rubles shall be converted into one (1) ordinary non-documentary registered share of OAO VSMPO with the nominal value of one (1) ruble);

9. Based on the opinion of an independent appraiser (OOO Rosexpertiza), to fix the repurchase price of the shares held by the shareholders (when they become entitled to require the repurchase by the Company of their shares) at 2,119 rubles 19 kopecks per one ordinary share of OAO VSMPO.

V.V. Tetyukhin
General Director of OAO VSMPO

Exhibit B9

Decisions Taken by the Board of Directors (Supervisory Board)
August 6, 2004

Information Which Can Have Material Effect on the Price of the Issuer Securities

Decision of the Board of Directors of OAO VSMPO
to convene an extraordinary general shareholders' meeting of the Issuer, including approval of the agenda of the extraordinary general shareholders' meeting of the Issuer

1. Full corporate name of the Issuer: Open joint-stock company Verkhnaya Salda Metallurgical Production Association.
2. Location of the Issuer: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Taxpayer's Identification Number: 6607000556.
4. The Issuer's code: 30202-D.
5. Web page address used by the Issuer for publishing information on material facts: www.vsmpo.ru.
6. Date of the Board of Directors' meeting which adopted the relevant decision: August 5, 2004.
7. Date of preparation of the Minutes of the Board of Directors' meeting which adopted the respective decision: August 6, 2004.
8. Contents of decisions adopted by the Board of Directors:

1. To convene an extraordinary general shareholders' meeting in the form of joint presence of shareholders to discuss the items on the agenda and to take decisions on issues put to the vote, with the sending (delivery) of voting ballots before the extraordinary general shareholders' meeting.

To approve:

- the date of the extraordinary general shareholders' meeting: September 21, 2004
- the place of the extraordinary general shareholders' meeting: Conference Hall of the Book Centre, 12 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region
- time for the beginning of registration of persons participating in the extraordinary general shareholders' meeting: 9:00 a.m. on the day of the meeting at the venue of the meeting
- time of the extraordinary general shareholders' meeting: 11:00 a.m. local time
- postal address to which filled-in voting ballots shall be sent:
  - 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, 624760 Russia
  - OAO TseMD, 22 Olkhovskaya Str., 107066 Moscow

Final date for receipt of the voting ballots: September 18, 2004 (inclusive)

The agenda of the extraordinary general shareholders' meeting of OAO VSMPO:

1. Determination of the number, nominal value, type, category (class) of the authorised shares and rights represented by them.
2. Introduction of amendments to the Company's Charter.
3. Reorganization of OAO VSMPO (1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia) in the form of a merger into it of OAO AVISMA (Berezniki, Perm Region, Russian Federation). Approval of the Agreement for Merger.
4. Approval of the interested party transaction.
5. Increase in the charter capital of the Company through the placement of additional shares.

V.V. Tetyukhin,
General Director of OAO VSMPO

Date: August 6, 2004

Exhibit B10

The Record Date
August 6, 2004

Notice of Material Fact
"Information on Record Dates of the Issuer"

1. Full corporate name of the Issuer: Open joint-stock company Verkhnaya Salda Metallurgical Production Association.
2. Location of the Issuer: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Taxpayer's Identification Number: 6607000556.
4. The Issuer's code: 30202-D.
5. Code of the material fact: 0930202D05082004.
6. Web page address used by the Issuer for publishing information on material facts: www.vsmpo.ru.
7. Name of periodical used for publishing information on material facts: newspaper "Novator", Supplement to the Bulletin of the FSFM of Russia.
8. Type, category (class), series and other identification characteristics of securities: ordinary registered non-documentary shares.
State registration number of the issue of securities, date of the state registration:
Issue 1, state registration number of the issue - 62-1P-189, date of state registration – April 28, 1993
Issue 2, state registration number of the issue – 1-02-30202-D, date of state registration –April 6, 1998
Issue 2, state registration number of the issue – 1-0330202-D, date of state registration – May 22, 1998
9. Purpose for compiling the list of registered securities holders:
determination of persons entitled to participate in the OAO VSMPO extraordinary general shareholders' meeting
10. Date of compiling the list of registered securities holders: August 5, 2004
11. Date of preparation of the Minutes of the Issuer's Board of Directors meeting which adopted the decision regarding the date for compiling the list of holders of registered securities of the Issuer: August 6, 2004

V.V. Tetyukhin,
General Director of OAO VSMPO

Date: August 6, 2004

Resolution
on Material Facts "Data on Decisions of General Meetings" and "Data on Securities Issue"

1. Issuer's full firm-name: Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"
2. Issuer's location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia
3. Personal taxpayer No.: 6607000556
4. Issuer's code: 30202-D
5. Code of material fact: 1030202D22092004, 0530202D22092004
6. Web-site used by the Issuer to publish resolutions on material facts: www.vsmpo.ru
7. Title of a periodical used to publish resolutions on material facts: Newspaper "Novator", Supplement to the bulletin of FKCB (Federal Securities Committee) of the Russian Federation.
8. Type of general meeting: Special
9. Form of general meeting holding: Joint presence of shareholders with preliminary delivery of voting slips.
10. Date of general meeting holding: September 21, 2004
11. Site of general meeting holding: Conference Hall, 12, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region.
12. Quorum of general meeting: Shareholders owing in aggregate 74.1859% of the existing voting shares took part in the meeting. Quorum is secured for all issues of the established agenda.
13. Items put to the vote and voting results:

1. Determination of the quantity, nominal value, category (type) of the declared shares and rights granted by such shares.
Voting results: "Aye" - 7 768 438 (98.5505%), "Nay" - 10 422 (0.1322%), "Abstention" – 101 974 (1.2936 %)

2. Amendment of the Company By-Laws.
Voting results: "Aye" - 7 768 981 (98.5573%), "Nay" - 10 422 (0.1322%), "Abstention" – 101 495 (1.2876 %)

3. Reorganization of JSC VSMPO, 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia via affiliation of JSC AVISMA, Berezniki, Perm Region, Russia, to JSC VSMPO. Approval of the Affiliation Agreement.
Voting results: "Aye" - 7 766 247 (98.5227%), "Nay" - 12 237 (0.1552%), "Abstention" – 101 597 (1.2890 %)

4. Approval of the interest transaction.
Voting results: "Aye" - 7 767 939 (73.1068%), "Nay" - 10 513 (0.0989%), "Abstention" – 101 705 (0.9572 %)
(Number of people entitled to vote at the General Meeting of Shareholders on this agenda item)

5. Increase of the Company's authorized capital stock by allocation of additional shares.
Voting results: "Aye" - 7 768 914 (98.5565%), "Nay" - 10 503 (0.1332%), "Abstention" – 101 495 (1.2876 %)

14. Wording of resolutions passed by the General Meeting:
1. Determine:
- Quantity of JSC VSMPO declared ordinary registered shares: 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five).
- Nominal value of JSC VSMPO declared ordinary registered shares: 1 (one) ruble each.
- Category (type) of JSC VSMPO declared shares: ordinary registered.

The declared shares of JSC VSMPO will grant upon its allocation the rights equal to those given by the previously allocated ordinary shares.

2. Add the following paragraph to item 7.1. of the Company By-Laws:
The Company has the right to additionally allocate 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) of the ordinary registered shares with the nominal value of 1 (one) ruble each (declared shares) to the placed shares. The Company's declared ordinary registered shares will grant upon its allocation the rights equal to those given by the previously allocated ordinary shares.

3. Reorganize the Joint-Stock Company "Verknaya Salda Metallurgical Production Association", 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia via affiliation of the Joint-Stock Company "AVISMA Titanium-Magnesium Works", Berezniki, Perm Region, Russia to the Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association".
Approve the Agreement on affiliation of the Joint-Stock Company "AVISMA Titanium-Magnesium Works" to the Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association".

4. Approve the interest transaction:
Agreement on affiliation of the Joint-Stock Company "AVISMA Titanium-Magnesium Works" to the Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association".
Parties to the transaction – JSC VSMPO (Verkhnaya Salda, Sverdlovsk Region);
- JSC AVISMA (Berezniki, Perm Region);

Subject of the Agreement: reorganization via affiliation of JSC AVISMA to JSC VSMPO with transfer of all the rights and obligations of JSC AVISMA to JSC VSMPO;
Essence of the transaction: In accordance with the Agreement on affiliation of JSC AVISMA to JSC VSMPO the parties hereto mutually undertake to make their best efforts in order to reorganize JSC AVISMA via its affiliation to JSC VSMPO. As of the date of introduction an entry on cessation of JSC AVISMA activities into the Uniform Public Legal Entities Register, the allocated shares of JSC AVISMA except for the shares which were in possession of the shareholders who requested repurchase of the shares according to Article 75 and 76 of the Federal Law on "Joint-Stock Companies" and whose shares have been repurchased and also except for the shares which were in possession of JSC AVISMA or JSC VSMPO, will be converted as follows – one ordinary registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into two ordinary registered shares of JSC VSMPO with the nominal value of 1 (one) ruble each, one preferred registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into one ordinary registered share of JSC VSMPO in line with the procedure set forth in the Affiliation Agreement.

5. Increase the authorized capital stock of the Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association" by 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) rubles by issue of additional ordinary registered shares of JSC VSMPO in the quantity of 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) of shares with the nominal value of 1 (one) ruble each.
ESTABLISH:
Quantity of additionally allocated ordinary registered shares: 1 339 685 (one million three hundred thirty-nine thousand six hundred and eighty five) of shares with the nominal value of 1 (one ruble) each.
Way of allocation of JSC VSMPO additional ordinary registered shares: conversion of the ordinary and preferred registered shares of the Joint-Stock Company "AVISMA Titanium-Magnesium Works" (Berezniki, Perm Region, Russia) into the ordinary registered shares of JSC VSMPO.
Ratio of conversion:
(One) ordinary registered share of JSC AVISMA is to be converted into 2 (two) ordinary registered shares of JSC VSMPO.
(One) preferred registered share of JSC AVISMA is to be converted into 1 (one) ordinary registered share of JSC VSMPO.
Date of conversion (date of allocation of additionally issued securities): date of introduction the entry on cessation of JSC AVISMA activities into the Uniform Public Legal Entities Register (date of JSC AVISMA reorganization).
Terms and procedure of allocation of additionally issued securities:
As of the date of introduction the entry on cessation of JSC AVISMA activities into the Uniform Public Legal Entities Register the allocated shares of JSC AVISMA except for the shares held by the shareholders who requested repurchase of the shares in accordance with Article 75 and 76 of the Federal Law on "Joint-Stock Companies" and whose shares have been repurchased, and also except for the shares which were in possession of JSC AVISMA or JSC VSMPO, will be converted as follows – one ordinary registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into two ordinary registered shares of JSC VSMPO with the nominal value of 1 (one) rule each, one preferred registered share of JSC AVISMA with the nominal value of 0.02 ruble is to be converted into one ordinary registered share of JSC VSMPO.
As of the date of JSC AVISMA reorganization all allocated ordinary and preferred registered shares of JSC AVISMA will be paid off and every holder of such JSC AVISMA shares will forfeit all his rights for JSC AVISMA shares, as well as the rights granted by such JSC AVISMA shares, except for the right to receive converted ordinary registered shares of JSC VSMPO or the sum of money in the event the shares have been repurchased by JSC VSMPO in accordance with Article 75 and 76 of the Federal Law on "Joint-Stock Companies".
All ordinary and preferred registered shares of JSC AVISMA allocated by the date of JSC AVISMA reorganization and which were requested to be repurchased according to Article 75 and 76 of the Federal Law on "Joint-Stock Companies" will not be converted into the ordinary registered shares of JSC VSMPO except for the event when the amount of money for repurchase of shares from the shareholders is limited by Clause 5 of Article 76 of the Federal Law on "Joint-Stock Companies" and in such event the shares must be repurchased proportionate to the declared requirements.
In the above-mentioned event shares of JSC AVISMA not repurchased from JSC AVISMA's shareholders due to the limitation set forth in Clause 5 of Article 76 of the Federal Law on "Join-Stock Companies" will be converted into the ordinary registered shares of JSC VSMPO as of the date of JSC AVISMA reorganization.
Shares of JSC AVISMA repurchased from JSC AVISMA's shareholders who therefore exercised their right to request repurchase of their shares will be paid off and they will not be converted into JSC VSMPO shares.
Shares of JSC AVISMA, which were in possession of JSC VSMPO as of the date of reorganization, as well as shares of JSC AVISMA held by JSC AVISMA as of the date of reorganization will be paid off.

Acting General Director N.K. Melnikov

Date 22.09.2004

Resolution
on Material Fact "Data on Closing-Out Dates of the Issuer's Register"

1. Issuer's full firm-name: Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"
2. Issuer's location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia
3. Personal taxpayer No.: 6607000556
4. Issuer's code: 30202-D
5. Code of material fact: 0830202D22092004
6. Web-site used by the Issuer to publish resolutions on material facts: www.vsmpo.ru
7. Title of a periodical used to publish resolutions on material facts: Newspaper "Novator", Supplement to the bulletin of FKCB (Federal Securities Committee) of the Russian Federation.
8. Kind, category (type), series and other identification features of securities: registered undocumented ordinary shares.
The state serial number of securities' issue, date of the state registration:

- issue 1, the state registration number – 62-1П-189, date of the state registration – 28.04.1993
- issue 2, the state registration number – 1-02-30202-D, date of the state registration – 06.04.1998
- issue 3, the state registration number – 1-03-30202-D, date of the state registration – 22.05.1998

9. Registration of holders of the registered securities is aimed at:
defining persons having the right to request repurchase of shares owned by them.
10. Registration date of holders of the registered securities: August 5, 2004
11. Reporting date for the General Meeting of Shareholders that passed resolution on the Issuer's reorganization: September 22, 2004

Acting General Director N.K. Melnikov

Date 22.09.2004

Resolution on Material Fact
"Data on Decision Made by the Issuer's Authorized Body to Issue Securities"

1. Issuer's full firm-name: Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"
2. Issuer's location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia
3. Personal taxpayer No.: 6607000556
4. Issuer's code: 30202-D
5. Code of material fact: 1130202D25092004
6. Web-site used by the Issuer to publish resolutions on material facts: www.vsmpo.ru
7. Title of a periodical used to publish resolutions on material facts: Newspaper "Novator", Supplement to the bulletin of FKCB (Federal Securities Committee) of the Russian Federation.
8. Issuer's administration body that made decision to ratify resolution on the issue (additional issue) of securities: JSC VSMPO Board of Directors.
9. Date of the meeting (session) of the Issuer's administration body when the decision to ratify resolution on the issue (additional issue) of securities was made: September 25, 2004
10. Reporting date and report number of the meeting (session) of the Issuer's administration body when the decision to ratify resolution on the issue (additional issue) of securities was made: September 25, 2004, unnumbered report
11. Kind, category (type), series and other identification features of the allocated securities: registered undocumented ordinary shares.
12. Quantity of the allocated securities and nominal value of each allocated security: 368 555 with the nominal value of 1 (one) ruble each.
13. Way of securities' allocation, in case of the allocation by means of closed subscription – also a circle of would-be acquirers of the allocated securities: conversion.
14. Securities' allocation fee or procedure for its determination (specify when the appropriate information is provided by the resolution on the issue (additional issue) of securities: Information is not specified.
15. Date (beginning and end) of securities allocation or procedure for its determination: Date of allocation of the additionally issued securities (date of conversion) is the date of introduction the entry on cessation of JSC "AVISMA Titanium-Magnesium Works" activities into the Uniform Public Legal Entities Register.
16. Other terms of securities' allocation defined in the resolution on the issue:
Company which securities are being converted into the securities of the present issue:
Joint-Stock Company "AVISMA Titanium-Magnesium Works" (JSC AVISMA).
Located: Berezniki, Perm Region, Russian Federation
Information on securities being converted into the securities of the present issue:
Full description of securities: registered preference undocumented shares of A type
Type of securities: shares (registered)
Category: preference, A type
Form of securities: undocumented
Nominal value of each security: 0.2 rub.
Ratio of conversion:
- 1 (one) preference registered share of JSC AVISMA is to be converted into 1 (one) ordinary registered share of JSC VSMPO.

Shares of JSC AVISMA repurchased from JSC AVISMA shareholders who therefore exercised their right to request repurchase of their shares will be paid off and will not be converted into shares of JSC VSMPO.
Shares of JSC AVISMA which were in possession of JSC VSMPO as of the date of reorganization as well as shares of JSC AVISMA owned by JSC AVISMA as of the date of reorganization will be paid off.
Shares of JSC AVISMA when being converted into the additional shares of JSC VSMPO will be paid off.
Allocation of additional shares of JSC VSMPO by means of conversion of shares of JSC AVISMA into them is done by entering additional shares of JSC VSMPO in personal accounts in the register of holders of JSC VSMPO securities as well as in Depository accounts as of the date of reorganization based on the data of shareholders register as of that date.

General Director
JSC "Verkhnaya Salda Metallurgical
Production Association" V.V. Tetyukhin

Date "26" September 2004 Stamp

Resolution
on Material Fact "Data on Decision Made by the Issuer's Authorized Body to Issue Securities"

1. Issuer's full firm-name: Joint-Stock Company "Verkhnaya Salda Metallurgical Production Association"
2. Issuer's location: 1, Parkovaya Street, Verkhnaya Salda, Sverdlovsk Region, Russia
3. Personal taxpayer No.: 6607000556
4. Issuer's code: 30202-D
5. Code of material fact: 1130202D25092004
6. Web-site used by the Issuer to publish resolutions on material facts: www.vsmpo.ru
7. Title of a periodical used to publish resolutions on material facts: Newspaper "Novator", Supplement to the bulletin of FKCB (Federal Securities Committee) of the Russian Federation.
8. Issuer's administration body that made decision to ratify resolution on the issue (additional issue) of securities: JSC VSMPO Board of Directors.
9. Date of the meeting (session) of the Issuer's administration body when the decision to ratify resolution on the issue (additional issue) of securities was made: September 25, 2004
10. Reporting date and report number of the meeting (session) of the Issuer's administration body when the decision to ratify resolution on the issue (additional issue) of securities was made: September 25, 2004, unnumbered report
11. Kind, category (type), series and other identification features of the allocated securities: registered undocumented ordinary shares.
12. Quantity of the allocated securities and nominal value of each allocated security: 971 130 with the nominal value of 1 (one) ruble each.
13. Way of securities' allocation, in case of the allocation by means of closed subscription – also a circle of would-be acquirers of the allocated securities: conversion.
14. Securities allocation fee or procedure for its determination (specify when the appropriate information is provided by the resolution on the issue (additional issue) of securities: Information is not specified.
15. Date (beginning and end) of securities allocation or procedure for its determination: Date of allocation of the additionally issued securities (date of conversion) is the date of introduction the entry on cessation of JSC "AVISMA Titanium-Magnesium Works" activities into the Uniform Public Legal Entities Register.
16. Other terms of securities' allocation defined in the resolution on the issue:
Company which securities are being converted into the securities of the present issue:
Joint-Stock Company "AVISMA Titanium-Magnesium Works" (JSC AVISMA).
Located: Berezniki, Perm Region, Russian Federation
Information on securities being converted into the securities of the present issue:
Full description of securities: registered ordinary undocumented shares
Type of securities: shares (registered)
Category: ordinary
Form of securities: undocumented
Nominal value of each security: 0.2 rub.
Ratio of conversion:
- 1 (one) ordinary registered share of JSC AVISMA is to be converted into 2 (two) ordinary registered shares of JSC VSMPO (i.e. 0.5 (zero point five) of the ordinary registered share of JSC AVISMA is converted into 1 (one) ordinary registered share of JSC VSMPO).

Shares of JSC AVISMA repurchased from JSC AVISMA shareholders who therefore exercised their right to request repurchase of their shares will be paid off and will not be converted into shares of JSC VSMPO.
Shares of JSC AVISMA which were in possession of JSC VSMPO as of the date of reorganization as well as shares of JSC AVISMA owned by JSC AVISMA as of the date of reorganization will be paid off.
Shares of JSC AVISMA when being converted into the additional shares of JSC VSMPO will be paid off.
Allocation of additional shares of JSC VSMPO by means of conversion of shares of JSC AVISMA into them is done by entering additional shares of JSC VSMPO in personal accounts in the register of holders of JSC VSMPO securities as well as in Depository accounts as of the date of reorganization based on the data of shareholders register as of that date.

General Director
JSC "Verkhnaya Salda Metallurgical
Production Association" V.V. Tetyukhin

Date "26" September 2004 Stamp

NOTICE
on Reorganization of Joint-Stock Company
Verkhnaya Salda Metallurgical Production Association

Company's Address – 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region

Dear Creditor!

The joint-stock company Verkhnaya Salda Metallurgical Production Association hereby notifies of its free-will reorganization.

At the Special General Meeting of JSC VSMPO Shareholders held at September 21, 2004 a resolution was passed to reorganize the joint-stock company Verkhnaya Salda Metallurgical Production Association via affiliation of the joint-stock company AVISMA Titanium-Magnesium Works (Berezniki, Perm Region, Russia) to the joint-stock company Verkhnaya Salda Metallurgical Production Association.

In accordance with Article 60 of the Civil Code of the Russian Federation and Article 15 of the Federal Law "On Joint-Stock Companies" the JSC VSMPO creditors have the right to request to early terminate or fulfill the related obligations and recover losses within 30 days from the date of sending this notice or within 30 days from the date of its publishing.

Written requests shall be sent to: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Reg.

Phone: (34345) 5-42-05.

Acting Director General of JSC VSMPO N.K.Melnikov

October 7, 2004

Перевод: Зимина Е.В.

Exhibit B16

Issue of Securities
November 11, 2004

Information on Material Fact
"Issuance of Securities by the Issuer"

1. Full corporate name of the Issuer: Open joint-stock company Verkhnaya Salda Metallurgical Production Association.
2. Location of the Issuer: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Taxpayer's Identification Number: 6607000556.
4. The Issuer's code: 30202-D.
5. Material fact code: 0530202D11112004.
6. Web page address used by the Issuer for publishing information on material facts: www.vsmpo.ru.
7. Name of periodical used for publishing information on material facts: newspaper "Novator", Supplement to the Bulletin of the FSFM of Russia.
8. Type, category (class), series and other identification characteristics of placed securities: ordinary registered non-documentary shares.
9. Number of placed securities and nominal value of each placed security: 971,130 shares with the nominal value of one (1) ruble per each share.
10. Number of additional securities issued at their nominal value: nine hundred and seventy one thousand one hundred and thirty (971,130) shares.
11. Form of placement of securities, and if placement is made by closed subscription, potential acquirers of placed securities: by conversion.
12. Fact of registration (or the absence of registration) of the Prospectus in respect of securities simultaneously with the state registration of additional issue of such securities: the Prospectus was not registered.
13. Date of state registration of additionally issued securities: November 11, 2004.
14. Name of the state registration authority: Federal Service for Financial Markets.
15. State registration number of the additional issue of securities: 1-01-30202-D-003D.
16. Period of registration of securities and procedure for determining such period: the date when an entry on the termination of activity of Open Joint-Stock Company AVISMA Titanium-Magnesium Works is made in the Unified State Register of Legal Entities shall be deemed the date of placement of the additionally issued securities (date of conversion).
17. Other terms of placement of the securities:
Organization whose securities are converted into the securities of this issue: Open Joint-Stock Company AVISMA Titanium-Magnesium Works.
Location: Berezniki, Perm Region, Russian Federation.
Information about securities converted into the securities of this issue:
Full name of securities: common registered non-documentary shares.
Type of securities: shares (registered).
Category: ordinary shares.
Form of securities: non-documentary shares.
Nominal value of each security: 0.2 rubles.
Conversion rate:
One (1) ordinary registered share of OAO AVISMA is converted into two (2) ordinary registered shares of OAO VSMPO (i.e., one half (0.5) of one ordinary registered share of OAO AVISMA is converted into one (1) ordinary registered share of OAO VSMPO).
The shares of OAO AVISMA that were repurchased from the shareholders of OAO AVISMA who exercised their right to require the repurchase of their shares by the Company shall be cancelled and shall not be converted into the shares of OAO VSMPO.
The shares of OAO AVISMA owned by OAO VSMPO as of the Date of Reorganization, as well as the shares of OAO AVISMA owned by OAO AVISMA itself as of the Date of Reorganization, shall be cancelled.
The shares of OAO AVISMA after their conversion into additional shares of OAO VSMPO shall be cancelled.
Placement of additional shares of OAO VSMPO through conversion into them of shares of OAO AVISMA shall be made by depositing additional shares of OAO VSMPO into personal accounts in the book of registered shareholders of OAO VSMPO, as well as into the depo accounts held in the depositaries as of the Date of Reorganization according to information in the shareholders' register as of such date.

N.P. Korkin
Acting General Director of OAO Verkhnaya Salda Metallurgical Production Association

Date: November 16, 2004. [seal]

Exhibit B17

Issue of Securities
November 11, 2004

Information on Material Fact
"Issuance of Securities by the Issuer"

1. Full corporate name of the Issuer: Open joint-stock company Verkhnaya Salda Metallurgical Production Association.
2. Location of the Issuer: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Taxpayer's Identification Number: 6607000556.
4. The Issuer's code: 30202-D.
5. Material fact code: 0530202D11112004.
6. Web page address used by the Issuer for publishing information on material facts: www.vsmpo.ru.
7. Name of periodical used for publishing information on material facts: newspaper "Novator", Supplement to the Bulletin of the FSFM of Russia.
8. Type, category (class), series and other identification characteristics of placed securities: ordinary registered non-documentary shares.
9. Number of placed securities and nominal value of each placed security: 368,555 shares with the nominal value of one (1) ruble per each share.
10. The number of additional securities issued at their nominal value: three hundred and sixty eight thousand five hundred and fifty five (368,555) shares.
11. Form of placement of securities, and if placement is made by closed subscription, potential acquirers of placed securities: conversion.
12. Fact of registration (or the absense of registration) of the Prospectus in respect of securities simultaneously with the state registration of additional issue of such securities: the Prospectus was not registered.
13. Date of state registration of additionally issued securities: November 11, 2004.
14. Name of the state registration authority: Federal Service for Financial Markets.
15. State registration number of the additional issue of securities: 1-01-30202-D-004D.
16. Period of registration of securities and procedure for determining such period: the date when an entry on the termination of activity of Open Joint-Stock Company AVISMA Titanium-Magnesium Works is made in the Unified State Register of Legal Entities shall be deemed the date of placement of the additionally issued securities (date of conversion).
17. Other terms of placement of the securities:
Organization whose securities are converted into the securities of this issue: Open Joint-Stock Company AVISMA Titanium-Magnesium Works ("OAO AVISMA").
Location: Berezniki, Perm Region, Russian Federation.
Information about securities converted into the securities of this issue:
Full name of securities: Class A preferred registered non-documentary shares.
Type of securities: shares (registered).
Category: Class A preferred shares.
Form of securities: non-documentary shares.
Nominal value of each security: 0.2 rubles.
Conversion rate:
One (1) preferred registered share of OAO AVISMA is converted into one (1) ordinary share of OAO VSMPO.
The shares of OAO AVISMA that were repurchased from the shareholders of OAO AVISMA who exercised their right to require the repurchase of their shares by the Company shall be cancelled and shall not be converted into the shares of OAO VSMPO.
The shares of OAO AVISMA owned by OAO VSMPO as of the Date of Reorganization, as well as the shares of OAO AVISMA owned by OAO AVISMA itself as of the Date of Reorganization, shall be cancelled.
The shares of OAO AVISMA after their conversion into additional shares of OAO VSMPO shall be cancelled.
Placement of additional shares of OAO VSMPO through conversion into them of shares of OAO AVISMA shall be made by depositing additional shares of OAO VSMPO into personal accounts in the book of registered shareholders of OAO VSMPO, as well as into the depo accounts held in the depositaries as of the Date of Reorganization according to information in the shareholders' register as of such date.

N.P. Korkin
Acting General Director of OAO Verkhnaya Salda Metallurgical Production Association

Date: November 16, 2004. [seal]

Notification of the Material Fact
«Information on the Dates of the Closure of the Issuer's Register»

1. **Full company name of the issuer:** «Verkhnaya Salda Metallurgical Production Association»
2. **Legal address of the issuer:** Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia.
3. **Personal taxpayer number of the issuer:** 6607000556
4. **Issuer code:** 30202-D
5. **Material fact code:** 0830202D24112004
6. **Internet web-site of the issuer**: www.vsmpo.ru
7. **Designation of the periodical used by the issuer for publishing of notifications of the material facts**: newspaper "Novator", supplement to the bulletin of the RF Central Bank.
8. **Type, category, series and identification of the securities:** registered ordinary non-certified shares, public registration number: 1-01-30202-D dd. November 11, 2004
9. **Purpose for which the list of owners of the registered securities was developed:** identification of persons authorized to take part in the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO.
10. **Date at which the list of owners of the registered securities was developed:** November 22, 2004.
11. **Date of issue of the minutes of the issuer's Board of Directors, at which the decision on the date of development of the list of owners of the registered securities was developed:** November 24, 2004.

Acting General Director of the JSC VSMPO **S. A. Savitsky**

November 24, 2004

Information Which Can Have Material Effect on the Price of the Issuer Securities

Information on the decision taken by the Board of Directors of the issuer: Calling of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO and approval of the agenda of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO

1. Full company name of the issuer: «Verkhnaya Salda Metallurgical Production Association»
2. Legal address of the issuer: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Personal taxpayer number of the issuer: 6607000556
4. Issuer code: 30202-D
5. Internet web-site of the issuer: www.vsmpo.ru
6. Date of the issuer's Board of Directors meeting, at which the decision was taken: November 22, 2004
7. Date and number of the minutes of the issuer's Board of Directors meeting, at which the decision was taken: November 24, 2004, no number.
8. Decision taken by the Board of Directors of the issuer:

To call the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO in the form of the joint presence of shareholders for discussion of the agenda items and taking decisions on the questions put to the vote with preliminary sending (handing in) of the ballot-papers for the joint general meeting of shareholders.

The following is to be approved:

- Date of the joint general meeting of shareholders: **December 28, 2004**
- Place of the joint general meeting of shareholders: **Central Factory Library, Parkovaya Str. 12, Verkhnaya Salda, Sverdlovsk Region**
- Registration of the persons participating in the joint general meeting of shareholders shall start at **9 am on the date of the joint general meeting of shareholders at the above-mentioned address.**
- Time of the opening of the joint general meeting of shareholders: **11 am local time.**
- Postal address to which the filled-in ballot-papers shall be sent:
  - **JSC VSMPO, Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760;**
  - **JSC AVISMA, Berezniki, Perm Region, Russia, 618421;**
  - **JSC "TsMD", Bolshaya Pochtovaya Str, 34, Building 8, Moscow, Russia, 105082 (for courier delivery);**
  - **JSC "TsMD", post office box 145, Moscow, Russia, 105066 (for mail delivery).**

The information (materials) to be submitted to the shareholders during preparation and holding of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO shall be available for examination within 20 days prior to the date of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO (starting from 08.12.2004) during the standard office hours at the following addresses:

- Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia, tel. (34345) 2-55-80;
- Office 26, Parkovaya Str. 12, Verkhnaya Salda, Sverdlovsk Region, Russia, tel. (34345) 5-28-00;
- Office 106, JSC AVISMA, Berezniki, Perm Region, Russia, 618421, tel. (34242) 9-33-41, (34242) 9-36-02;

The last date for acceptance of the filled-in ballot-papers: December 25, 2004 inclusive.

Agenda of the joint general meeting of shareholders of JSC AVISMA and JSC VSMPO:

1. Introduction of changes into the By-laws of the Joint-Stock Company "Verknaya Salda Metallurgical Production Association".

Acting General Director of the JSC VSMPO **S. A. Savitsky**

November 24, 2004

Information Which Can Have Material Effect on the Price of the Issuer Securities

Information on the decision taken by the Board of Directors of the issuer: Establishment of affiliates and/or opening of the representative offices of the issuer

1. Full company name of the issuer: «Verkhnaya Salda Metallurgical Production Association»
2. Legal address of the issuer: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Personal taxpayer number of the issuer: 6607000556
4. Issuer code: 30202-D
5. Internet web-site of the issuer: www.vsmpo.ru
6. Date of the issuer's Board of Directors meeting, at which the decision was taken: November 22, 2004
7. Date and number of the minutes of the issuer's Board of Directors meeting, at which the decision was taken: November 24, 2004, no number.
8. Decisions taken by the Board of Directors of the issuer:

1. To establish affiliate of the Joint-Stock Company "Verknaya Salda Metallurgical Production Association" in Verknaya Salda
To approve the name of the affiliate:
Full name of the affiliate: VSMPO Affiliate
Short name of the affiliate: VSMPO
To approve the address of the affiliate: Parkovaya Str. 12, Verkhnaya Salda, Sverdlovsk Region, Russia.
To approve the postal address of the affiliate: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia, 624760.
To approve the Regulations on VSMPO Affiliate:
To appoint Mr. Nikolai K. Melnikov a director of VSMPO Affiliate (passport: series 6500 No. 792118, issued 07.05.2001 by OVD of Verkhnaya Salda, Sverdlovsk Region).

2. To establish affiliate of the Joint-Stock Company "Verknaya Salda Metallurgical Production Association" in Berezniki
To approve the name of the affiliate:
Full name of the affiliate: AVISMA Affiliate
Short name of the affiliate: AVISMA
To approve the address and postal address of the affiliate: Zagorodnaya Str. 1, Berezniki, Perm Region, Russia, 618421.
To approve the Regulations on AVISMA Affiliate:
To appoint Mr. Vladimir P. Tankeev a director of AVISMA Affiliate (passport: series 5703 No. 151224, issued 22.07.2002 by OVD of Berezniki, Perm Region).

3. To approve changes to the By-laws of the Joint-Stock Company "Verknaya Salda Metallurgical Production Association" related to establishment of VSMPO Affiliate and AVISMA Affiliate.

Acting General Director of the JSC VSMPO **S. A. Savitsky**

November 24, 2004

Information Which Can Have Material Effect on the Price of the Issuer Securities

Information on making a contract between the issuer and stock exchange, according to which the issuer securities are listed (the contract with the auction organizer concerning inclusion of the issuer securities to the list of securities allowed for auction by the organizer in the securities market).

1. Full company name of the issuer: «Verkhnaya Salda Metallurgical Production Association»
2. Legal address of the issuer: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Personal taxpayer number of the issuer: 6607000556
4. Issuer code: 30202-D
5. Internet web-site of the issuer: www.vsmpo.ru

6. Full company name of the stock exchange which lists the issuer securities (auction organizer including the issuer securities to the list of securities, allowed for auction by the organizer in the securities market): "RTS Stock Exchange" non-commercial partnership
7. Kind, category and type of the Issuer Securities, listed by the stock exchange (issuer securities included to the list of securities, allowed for auction by the organizer in the securities market): non-documentary ordinary registered share
8. Date and No. of the contract according to which the stock exchange lists the issuer securities (according to which the auction organizer includes the issuer securities to the list of securities allowed for auction by the organizer in the securities market): Contract No. 044 / L of December 07, 2004

JSC VSMPO Acting Director General **S.A. Savitsky**

December 7, 2004

Notification of the Material Fact
«Information on the decisions taken by the general meeting of stockholders»

1. Full company name of the issuer: «Verkhnaya Salda Metallurgical Production Association»

2. Legal address of the issuer: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia.

3. Personal taxpayer number of the issuer: 6607000556

4. Issuer code: 30202-D

5. Code of the notification of the material fact: 1030202D12012005

6. Internet web-site of the issuer: www.vsmpo.ru

7. Name of the periodical print used for publishing the notification of the material fact: newspaper Novator, annex to Bulletin of RF Federal Commercial Central Bank

8. Type of the general meeting of shareholders: extra joint general meeting of shareholders of JSC VSMPO and JSC AVISMA Titanium Magnesium Plant

9. Form of the general meeting: joint presence of shareholders

- **10. General meeting date and location:** December 28, 2004, Central Factory Library, Parkovaya Str. 12, Verkhnaya Salda, Sverdlovsk Region

11. General meeting quorum: There is quorum concerning agenda.

12. Questions put to the vote and results of voting:
Issue No.1 of agenda – Amendments to JSC VSMPO By-Laws
Number of voting persons, included to the list of persons authorized for the participation in the general meeting of stockholders, concerning the first issue of the agenda of stockholder general meeting of – 13, 190, 586
Number of voting persons, taken part in the general meeting, concerning the first issue of the agenda of stockholder general meeting – 8, 736, 862;
Number of votes not polled on the first issue of the agenda due to ballot-papers being invalid – 2 144;
Number of affirmative votes on the first issue of the agenda of stockholders' general meeting – 8, 690, 969;
Number of negative votes on the first issue of the agenda of stockholders' general meeting – 32, 705;
Number of persons abstained from voting on the first issue of the agenda of stockholders' general meeting – 10, 994.

13. Decisions taken by the general meeting of stockholders:

1. To amend paragraph 1.1. of Company By-Laws as follows:

"1.1. The Company is established according to the Russian Federation President Decree on Organizational Measures for Public Enterprises and Public Enterprises Voluntary Associations Transformation into Joint Stock Companies, dd. July 1, 1992, No. 721 and the Decree on Leasing Relations Regulation and Privatization of Property of Leased Governmental and Municipal Enterprises, dd. October 14, 1992, No. 1230.

The Company is a legal entity, acting on the grounds of the Company By-Laws and the Russian Federation Legislation."

2. To amend paragraph 1.2 of Company By-Laws as follows:

"1.2.. On the 21st of September, 2004, the extra general meeting of Company stockholders made a decision on the Company's reorganization through affiliation of JSC AVISMA Titanium

Magnesium Plant; besides, the agreement between JSC VSMPO and JSC AVISMA was approved. Since the entry made on termination of JSC AVISMA Titanium Magnesium Plant functioning into the Unified Public Register of Legal Entities, the Company is an assignee of JSC AVISMA Titanium Magnesium Plant with regard to all its rights and liabilities, in accordance with the reorganization agreement approved by the extra general meeting of JSC AVISMA Titanium Magnesium Plant stockholders on the 21st of September and with the deed of conveyance."

3. To amend paragraph 2.1 of Company By-Laws as follows:

"2.1. The Company's full name is:

- In Russian - открытое акционерное общество "Корпорация ВСМПО-АВИСМА",
- In English - Public Stock Company VSMPO-AVISMA Corporation.
- The Company's acronym is:
- In Russian – ОАО "Корпорация ВСМПО-АВИСМА",
- In English - "VSMPO-AVISMA Corporation"."

JSC VSMPO Director General V.V.Tetyukhin

January 12, 2005

Information Which Can Have Material Effect on the Price of the Issuer Securities

Information on inclusion of the Issuer Securities to the List of Securities allowed for the auction by the organizer in the securities market

1. Full company name of the issuer: «Verkhnaya Salda Metallurgical Production Association»

2. Legal address of the issuer: Parkovaya Str. 1, Verkhnaya Salda, Sverdlovsk Region, Russia.

3. Personal taxpayer number of the issuer: 6607000556

4. Issuer code: 30202-D

5. Internet web-site of the issuer: www.vsmpo.ru

6. Name of the organizer in the securities market: "RTS Stock Exchange" non-commercial partnership

7. Kind, category and type of the Issuer Securities, included to the list of securities, allowed for auction by the organizer: non-documentary ordinary registered share

8. Name of the quotation list to which the Issuer Securities are included: «B» quotation list

JSC VSMPO Acting Director General **N.K. Melnikov**

January 12, 2005

Exhibit B24

Inclusion of the Issuer's Securities into the List of Securities Admitted to Trade by the Trade Institutor in the Securities Market, or Exclusion from such List
January 20, 2005

Information Which Can Have Material Effect on the Price of the Issuer Securities

Information about the inclusion of the Issuer's securities
in the List of Securities Admitted to Trade
by the Trade Institutor in the Securities Market

1. Full corporate name of the Issuer: Open joint-stock company Verkhnaya Salda Metallurgical Production Association.
2. Location of the Issuer: 1 Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia.
3. Taxpayer's Identification Number: 6607000556.
4. The Issuer's code: 30202-D.
5. Web page address used by the Issuer for publishing information on material facts: www.vsmpo.ru.
6. Name of the Trade Institutor in the Securities Market
7. Type, category and class of the Issuer's securities included in the List of Securities Admitted to Trade by the Trade Institutor in the Securities Market: common registered book-entry shares.
8. Designation of the quotation list in which the Issuer's securities are included: Quotation List B.

N.K. Melnikov
Acting General Director of OAO VSMPO

January 20, 2005 [seal]